VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
MULTIPLE SPONSORED RETIREMENT OPTIONS
CONTRACT PROSPECTUS – MAY 1, 2016

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

Why Reading This Prospectus Is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 14. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Fixed Interest Options:
  • Guaranteed Accumulation Account   • Fixed Plus Account   • Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2016 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. The contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for GAA is 333-210551. The SAI table of contents is listed on page 58 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

Alger Green Fund (Class A)[1]
AllianzGI NFJ Large-Cap Value Fund (Institutional Class)[1][2]
Amana Growth Fund (Investor Class)[1]
Amana Income Fund (Investor Class)[1]
American Century Investments® Income & Growth Fund
   (A Class)[1][2]
American Century Investments® Inflation-Adjusted Bond Fund
   (Investor Class)[1]
American Funds® – Capital Income Builder® (Class R-4)[1]
American Funds® – EuroPacific Growth Fund® (Class R-4)[1]
American Funds® – Fundamental Investors® (Class R-4)[1]
American Funds® – New Perspective Fund® (Class R-4)[1]
American Funds® – SMALLCAP World Fund® (Class R-4)[1]
American Funds® – The Bond Fund of America®
   (Class R-4)[1]
American Funds® – The Growth Fund of America®
   (Class R-4)[1]
American Funds® – Washington Mutual Investors Fund[SM]
   (Class R-4)[1]
Ariel Fund (Investor Class)[1]
Artisan International Fund (Investor Shares)[1]
ASTON/Fairpointe Mid Cap Fund (Class N)[1]
Ave Maria Rising Dividend Fund[1]
BlackRock Health Sciences Opportunities Portfolio
   (Investor A Shares)[1]
BlackRock Mid Cap Value Opportunities Fund
   (Investor A Shares)[1]
Calvert VP SRI Balanced Portfolio (Class I)
Cohen & Steers Realty Shares, Inc.[1]
Columbia Acorn® Fund (Class Z)[1][2]
Columbia Diversified Equity Income Fund (Class K)[1][2]
Columbia Mid Cap Value Fund (Class A)[1]
Columbia Mid Cap Value Fund (Class Z)[1][2]
Delaware Small Cap Value Fund (Class A)[1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Fidelity® VIP Mid Cap Portfolio (Initial Class)[2]
Fidelity® VIP Overseas Portfolio (Initial Class)[2]
Franklin Small Cap Value VIP Fund (Class 2)
Invesco Mid Cap Core Equity Fund (Class A)[1]
Invesco Small Cap Value Fund (Class Y)[1]
Invesco V.I. American Franchise Fund (Series I)
Invesco V.I. Core Equity Fund (Series I)
Ivy Science and Technology Fund (Class Y)[1]
Janus Aspen Balanced Portfolio (Institutional Class)[2]
Janus Aspen Enterprise Portfolio (Institutional Class)[2]
Janus Aspen Flexible Bond Portfolio (Institutional Class)[2]
Janus Aspen Global Research Portfolio (Institutional Class)[2]
Janus Aspen Janus Portfolio (Institutional Class)[2]
Lazard International Equity Portfolio (Open Shares)[1][3]
Lazard US Mid Cap Equity Portfolio (Open Shares)[1]
LKCM Aquinas Growth Fund[1][2]
Loomis Sayles Small Cap Value Fund (Retail Class)[1][2]
Lord Abbett Series Fund Mid Cap Stock Portfolio (Class VC)
Lord Abbett Short Duration Income Fund (Class R4)[1][3]

Metropolitan West Total Return Bond Fund (Class M)[1]
Neuberger Berman Socially Responsive Fund® (Trust Class)[1]
Nuveen U.S. Infrastructure Bond Fund (Class I)[1]
Oppenheimer Developing Markets Fund (Class A)[1][2]
Oppenheimer Global Fund/VA (Non-Service Shares)[2]
Oppenheimer Global Strategic Income Fund/VA
   (Non-Service Shares)[2]
Oppenheimer Main Street Small Cap Fund®/VA
   (Non-Service Shares)
Pax World Balanced Fund (Individual Investor Class)[1]
PIMCO CommodityRealReturn Strategy Fund®
   (Administrative Class)[1]
PIMCO Real Return Portfolio (Administrative Class)
Pioneer Emerging Markets VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)
TCW Total Return Bond Fund (Class N)[1]
Templeton Global Bond Fund (Class A)[1]
The Hartford Capital Appreciation Fund (Class R4)[1][2]
The Hartford Dividend and Growth Fund (Class R4)[1][2]
The Hartford International Opportunities Fund (Class R4)[1][3]
USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
Voya Balanced Portfolio (Class I)
Voya Corporate Leaders® 100 Fund (Class I)[1]
Voya Global Bond Portfolio (Class I)
Voya Global Equity Portfolio (Class I)
Voya Global Perspectives® Portfolio (Class I)[4]
Voya GNMA Income Fund (Class A)[1]
Voya Government Money Market Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya High Yield Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class I)
Voya Index Plus MidCap Portfolio (Class I)
Voya Index Plus SmallCap Portfolio (Class I)
Voya Index Solution 2025 Portfolio (Class S)[4]
Voya Index Solution 2035 Portfolio (Class S)[4]
Voya Index Solution 2045 Portfolio (Class S)[4]
Voya Index Solution 2055 Portfolio (Class S)[4]
Voya Index Solution Income Portfolio (Class S)[4]
Voya Intermediate Bond Portfolio (Class I)
Voya International Index Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)
Voya Large Cap Value Portfolio (Class I)
Voya MidCap Opportunities Portfolio (Class I)
Voya Multi-Manager International Small Cap Fund
   (Class I)[1][3]
Voya Multi-Manager Large Cap Core Portfolio (Class I)
Voya Russell[TM] Large Cap Growth Index Portfolio (Class I)
Voya Russell[TM] Large Cap Index Portfolio (Class I)
Voya Russell[TM] Large Cap Value Index Portfolio (Class S)
Voya Russell[TM] Mid Cap Growth Index Portfolio (Class S)
Voya Russell[TM] Mid Cap Index Portfolio (Class I)
Voya Russell[TM] Small Cap Index Portfolio (Class I)
Voya Small Company Portfolio (Class I)
Voya SmallCap Opportunities Portfolio(Class I)
Voya Solution 2025 Portfolio (Class S)[4]

(The Funds are continued on the next page)

The Funds (continued)*

Voya Solution 2035 Portfolio (Class S)[4]	VY® Invesco Growth and Income Portfolio (Class S)
Voya Solution 2045 Portfolio (Class S)[4]	VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
Voya Solution 2055 Portfolio (Class S)[4]	VY® JPMorgan Mid Cap Value Portfolio(Class S)[2]
Voya Solution Balanced Portfolio (Class S)[4]	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Solution Income Portfolio (Class S)[4]	VY® Oppenheimer Global Portfolio (Class I)
Voya Solution Moderately Conservative Portfolio (Class S)[4]	VY® Pioneer High Yield Portfolio (Class I)
Voya Strategic Allocation Conservative Portfolio (Class I)[4]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Strategic Allocation Growth Portfolio (Class I)[4]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
Voya Strategic Allocation Moderate Portfolio (Class I)[4]	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya U.S. Bond Index Portfolio (Class I)	VY® T. Rowe Price Growth Equity Portfolio (Class I)
Voya U.S. Stock Index Portfolio (Class I)	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® American Century Small-Mid Cap Value Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class I)
VY® Baron Growth Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)
VY® Clarion Global Real Estate Portfolio (Class I)	Wanger International
VY® Clarion Real Estate Portfolio (Class S)	Wanger Select
VY® Columbia Contrarian Core Portfolio (Class S)	Wanger USA
VY® Columbia Small Cap Value II Portfolio (Class S)	Wells Fargo Advantage Special Small Cap Value Fund (Class A)[1]
VY® FMR® Diversified Mid Cap Portfolio (Class S)[5]	Wells Fargo Small Company Growth Fund (Administrator Class)[1][3]
VY® Invesco Comstock Portfolio (Class S)	
VY® Invesco Equity and Income Portfolio (Class I)	

* See "**APPENDIX V – Fund Descriptions**" for further information about the funds.

[1] This fund is available to the general public in addition to being available through variable annuity contracts. **See** "**FEDERAL TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

[2] See "**APPENDIX V – Fund Descriptions**" for further information regarding the availability of certain funds.

[3] This fund will be available for investment beginning May 9, 2016.

[4] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[5] FMR® is a registered service mark of Fidelity Management and Research Company. Used with permission.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant")*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code Section 457. To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "**CONTRACT PURCHASE AND PARTICIPATION**."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

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* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals. The words "contract holder" and "contract owner" also apply to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), Roth 401(k) or 403(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "**RIGHT TO CANCEL**."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "***Contract Phases***," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT**" and "**INCOME PHASE**."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "**WITHDRAWALS**" and "**FEDERAL TAX CONSIDERATIONS**."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees: Certain fees are deducted from your account value. See "**FEE TABLE**" and "**FEES**."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**FEDERAL TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or for one or more accounts for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
• Fixed Interest Options; or
• Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See "**INCOME PHASE**." In general, you may:
• Receive income phase payments over a lifetime or for a specified period;
• Receive income phase payments monthly, quarterly, semi-annually or annually;
• Select an option that provides a death benefit to beneficiaries; or
• Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts 7%
Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%
Loan Initiation Fee[3] $100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$30.00
Separate Account Annual Expenses[4] (as a percentage of average account value)		
Maximum Mortality and Expense Risk Charge[5]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[6]	0.25%[7]
Maximum Total Separate Account Expenses	1.50%	1.75%

*State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

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[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "**FEES**" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[2] This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a loan interest rate spread between 0.0% and 3.0% per annum. Currently, the loan interest rate spread for most contracts is 2.5% per annum. See "**LOANS - Charges Associated with Loans**."

[3] Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. See "**LOANS - Charges Associated with Loans**."

[4] These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5] A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See "**DEATH BENEFIT**."

[6] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7] We only impose this charge under some contracts. See "**FEES**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		Applicable to All Other Contracts	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.42%	0.26%	1.65%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.160%), separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period*:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$959	$1,489	$2,037	$3,242	$295	$904	$1,538	$3,242
Applicable to all other contracts*	$866	$1,613	$2,382	$3,827	$359	$1,091	$1,845	$3,827

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*   This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period*:				**Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$850	$1,159	$1,482	$2,073	$179	$554	$954	$2,073
Applicable to all other contracts*	$734	$1,223	$1,739	$2,503	$220	$679	$1,165	$2,503

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*   This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability, or the date purchase payments were first received in the subaccounts (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 401(k), Roth 403(b), and Roth 457(b) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. To purchase the contract:
- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract:
- We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments: More than one payment made over time to your account.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts, where each account will have its own early withdrawal charge schedule. See "**FEES - Early Withdrawal Charge Schedules**."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.voyaretirementplans.com Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "**FEES**" and "**APPENDIX III - Fixed Plus Account**."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "**FEDERAL TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:

- **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Non-governmental Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:

- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options; and
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and most individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate**.** See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, see **"APPENDIX IV**."

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of the funds in Appendix V. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public:

- Alger Green Fund
- AllianzGI NFJ Large-Cap Value Fund
- Amana Growth Fund
- Amana Income Fund
- American Century Investments® Income & Growth Fund
- American Century Investments® Inflation-Adjusted Bond Fund
- American Funds® - Capital Income Builder®
- American Funds® - EuroPacific Growth Fund®
- American Funds® - Fundamental Investors®
- American Funds® - New Perspective Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Bond Fund of America®
- American Funds® - The Growth Fund of America®
- American Funds® - Washington Mutual Investors Fund℠
- Ariel Fund
- Artisan International Fund
- ASTON/Fairpointe Mid Cap Fund
- Ave Maria Rising Dividend Fund
- BlackRock Health Sciences Opportunities Portfolio
- BlackRock Mid Cap Value Opportunities Fund
- Cohen & Steers Realty Shares, Inc.
- Columbia℠ Acorn® Fund
- Columbia Diversified Equity Income Fund
- Columbia Mid Cap Value Fund
- Delaware Small Cap Value Fund
- Invesco Mid Cap Core Equity Fund
- Invesco Small Cap Value Fund
- Ivy Science and Technology Fund
- Lazard International Equity Portfolio
- Lazard US Mid Cap Equity Portfolio
- LKCM Aquinas Growth Fund
- Loomis Sayles Small Cap Value Fund
- Lord Abbett Short Duration Income Fund
- Metropolitan West Total Return Bond Fund
- Neuberger Berman Socially Responsive Fund®
- Nuveen U.S. Infrastructure Bond Fund
- Oppenheimer Developing Markets Fund
- Pax World Balanced Fund
- PIMCO CommodityRealReturn Strategy Fund®
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- The Hartford Capital Appreciation Fund
- The Hartford Dividend and Growth Fund
- The Hartford International Opportunities Fund
- USAA Precious Metals and Minerals Fund
- Voya Corporate Leaders® 100 Fund
- Voya GNMA Income Fund
- Voya Multi-Manager International Small Cap Fund
- Wells Fargo Advantage Special Small Cap Value Fund
- Wells Fargo Small Company Growth Fund

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue From the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contracts. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see **"APPENDIX I, APPENDIX II** and **APPENDIX III"** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and

- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds—including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401, 403(a) and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount, the Fixed Account, Fixed Plus Account, and each classification of the Guaranteed Accumulation Account selected counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in "**FEE TABLE.**" Please review both this section and "**FEE TABLE**" for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. This charge may also be referred to as a surrender charge in your contract and/or certificate/enrollment materials.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the individual account, or under some contracts, the maximum permitted by FINRA rules.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Schedule I. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown on the next page. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established;
- The number of years since the contract was established; or
- The number of completed purchase payment periods (see sidebar for definitions and terms used).

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Types of Fees

You may incur the following types of fees under the contract:
- Transaction Fees;
  - ▷ Early Withdrawal Charge;
  - ▷ Loan Interest Rate Spread and Loan Initiation Fee;
  - ▷ Redemption Fees;
- Periodic Fees and Charges;
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charge;
  - ▷ Administrative Expense Charge;
- Fund Fees and Expenses; and
- Premium and Other Taxes.

Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts[1]:
- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
- Purchase Payment Period (also called Contribution Period, Deposit Cycles, Purchase Payment Cycles, or Installment Payment Period under some contracts) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year.

  For example, if your payment frequency is every two weeks, a payment period is completed after 26 payments are made. If only 25 payments are made, the payment period is not completed until the 26th payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

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[1] Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

Schedule I

Account Years, Contract Years, Purchase Payment Periods, Contribution Periods, Deposit Cycles, Purchase Payment Cycles or Installment Payment Periods (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Schedule II. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

Schedule II

Completed Account Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Schedule for Texas K-12 Contracts. This schedule applies to participants who enroll in Texas K-12 contracts.

Schedule for Texas K-12 Contracts

Completed Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge (Roth 401(k), Roth 403(b) or Roth 457(b)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k), Roth 403(b) or Roth 457(b) account, respectively, subject to the following exception.

In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment periods ("payment periods") completed, the number of payment periods completed for the Roth 403(b) or Roth 457(b) account will be determined independently from the number of payment periods completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 403(b) or Roth 457(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional payment periods credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of payment periods completed for each participant installment account.

For example, if a Roth 403(b) or Roth 457(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) or Roth 457(b) employee installment account, when the participant's Roth 403(b) or Roth 457(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) or Roth 457(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) or Roth 457(b) account.

Early Withdrawal Charge Waivers Under All Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

This charge is waived for portions of a withdrawal that are:
* Used to provide income payments during the income phase;
* Paid because of your death before income payments begin;
* Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments, or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
* Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**"); or
* Taken on or after the 10th anniversary of the effective date of the account.

Early Withdrawal Charge Waivers Under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:
* Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59½ and have completed at least nine purchase payment periods;
* Taken after you have experienced a severance of employment with your employer** (under certain contracts, the employer must provide documentation of severance to the Company);
* Used to purchase a Voya Retirement Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

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*   Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 or less (or $1,999 for some contracts issued in New York, or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

**   This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year;*
- Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;
- Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS - Account Termination**;"
- Withdrawn for an exchange or transfer to a Tax Code Section 403(b)(7) custodial account sponsored by the Company;
- Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer; and
- Due to a transfer of amounts to a defined benefit governmental plan in connection with the purchase of permissive service credits under such defined benefit plan, or the repayment of a lump-sum amount previously withdrawn from such defined benefit plan, in accordance with the terms of the 403(b) plan or 457 plan, the defined benefit plan and applicable IRS guidelines.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:
- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

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* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, the Fixed Account or the Guaranteed Accumulation Account for contracts that have an early withdrawal charge that were issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please see "**LOANS – Charges Associated with Loans**."

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year, during the accumulation phase, we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a proportional basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, proportional from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b), or Roth 457(b) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
• The size, type and nature of the group to which a contract is issued;
• Amount of contributions to the contract;
• The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);

- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the FEE TABLE."

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. See "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);

- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2015, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- Franklin® Templeton® Investments
- OppenheimerFunds, Inc.
- Columbia Funds
- Wells Fargo Funds Management, LLC
- PIMCO Funds
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- ASTON Funds
- Pioneer Investments
- American Century Investments®
- Calvert Funds
- BlackRock, Inc.
- Loomis Sayles Funds

- Neuberger Berman Management, Inc.
- Artisan Funds
- Metropolitan West Funds
- Ariel Mutual Funds
- Alger Funds
- Delaware Investments
- Cohen & Steers
- USAA Funds
- Lazard Funds, Inc.
- Nuveen Investments
- Allianz Global Investors
- Ivy Funds®
- TCW Galileo Funds Inc.
- Janus Funds
- LKCM Aquinas Funds
- Ave Maria Mutual Funds
- Hartford Mutual Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2015, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment advisor. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV);and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION.**" Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and, under some contracts, the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendix I, Appendix II and Appendix III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the dollar cost averaging or asset rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
*   Increased trading and transaction costs;
*   Forced and unplanned portfolio turnover;
*   Lost opportunity costs; and
*   Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
*   **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
*   **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
*   Meets or exceeds our current definition of Excessive Trading, as defined below; or
*   Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
*   More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
*   Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
*   Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
*   Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
*   Purchases and sales of fund shares in the amount of $5,000 or less;
*   Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
*   Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The Company may change or discontinue the dollar cost averaging program at any time.

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Under some contracts, you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at www.ingretirementplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal.
The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account, see **"APPENDIX III**."

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:
• Early Withdrawal Charge. See "**FEES - Early Withdrawal Charge**"
• Maintenance Fee. See "**FEES - Annual Maintenance Fee**"
• Market Value Adjustment. See "**APPENDIX I**"
• Redemption Fees. See "**FEES - Redemption Fees**"
• Tax Penalty. See "**FEDERAL TAX CONSIDERATIONS**"
• Tax Withholding. See "**FEDERAL TAX CONSIDERATIONS**"
To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company;**" or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. See "**APPENDIX I**." Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution;
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met;
- Participants in the Ball State University Alternate Pension Plan - The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may exchange or transfer employer account values as permitted by the plan, the Tax Code and regulations thereunder without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value exchanged or transferred in a calendar year. This waiver does not apply to an exchange or transfer of the full employer account value; and
- Participants in the Texas Optional Retirement Program - You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions (for those contracts that waive these charges/restrictions upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

*   **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
*   **Estate Conservation Option (ECO).** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

    For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. If not required under the plan, the Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "**FEDERAL TAX CONSIDERATIONS**."

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and participant Roth 401(k) or Roth 403(b) accounts may be excluded from the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans. If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
- **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and 3.0%; or
- **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans and under individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
* The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
* The payment request should include selection of a benefit payment option; and
* Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
* Lump-sum payment;
* Payment under an available income phase payment option (see "**INCOME PHASE – Income Phase Payment Options**"); and
* Payment under an available systematic distribution option (subject to certain limitations). See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
* Leaving the account value invested in the contract; and
* Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "**INCOME PHASE – Income Phase Payment Options**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Options. The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

Account Value Death Benefit. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. For some contracts issued in New York, payments due to your death will include the MVA only if it is positive regardless of whether the death benefit is paid within six months following death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase payment option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the Guaranteed Accumulation Account.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See "**FEES - Mortality and Expense Risk Charge**."

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company,**" where:
- (a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and
- (b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See "**APPENDIX I**" and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account proportionally across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – QUESTIONS: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:
- **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "**FEDERAL TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

We may have used the following terms in prior prospectuses:
- **Annuity Phase-Income Phase;**
- **Annuity Option-Income Phase Payment Option;**
- **Annuity Payment-Income Phase Payment; and**
- **Annuitization-Initiating Income Phase Payments.**

Also, income phase payments are sometimes referred to as "annuity payments."

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. The contracts may restrict how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees**.**

If you select a 3.5% rate, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in **"The Retained Asset Account"**) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "**FEDERAL TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
* **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
* **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income		**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*		**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives		**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*		**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)		**Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options[1]		
Nonlifetime-Guaranteed Payments*		**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.
[1] For contracts issued to the University of Illinois, the nonlifetime option is available only with fixed income phase payments.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. See "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code" that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(a), 403(b), or 457 of the Tax Code. Qualified contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code Section 415(m), deferred compensation plans under Tax Code Section 457(f), and bona fide severance pay plans under Tax Code Section 457(e). **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs.

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k) and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account which provides for tax-free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions;
- **415(m) Arrangements.** Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code Section 457(b) plans described below. If the Tax Code Section 415(m) arrangement is not designed to meet the requirements of Tax Code Section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code Section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. The Tax Code also allows employees of certain tax-exempt 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **Bona Fide Severance Payment Plans.** Section 457(e)(11) of the Tax Code permits an employer to establish a bona fide severance payment plan and amounts payable under the contract used with such a plan are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance payment plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult a tax and/or legal adviser for guidance regarding taxation. **There is no further information regarding bona fide severance payment plans in this prospectus.**

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**". In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
• Contributions in excess of specified limits;
• Distributions before age 59½ (subject to certain exceptions);
• Distributions that do not conform to specified commencement and minimum distribution rules; and
• Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2016). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $18,000 (2016). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2016). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000 or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or basic annual limit plus the amount of the base limit not used in prior year (only allowed if not using age 50 and over catch-up contributions). For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
*   The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
*   You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
*   The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
*   Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
*   A required minimum distribution under Tax Code Section 401(a)(9);
*   A hardship withdrawal;
*   Otherwise excludable from income; or
*   Not recognized under applicable regulations as eligible for rollover.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f), or required to be includible under Tax Code Section 409A. If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:
*   Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
*   Interest at the underpayment rate plus one percent on the underpayments, and
*   An additional penalty tax equal to 20% of the amount included in income.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to rollovers from qualified plans, unless certain exceptions, including one or more of the following, have occurred:
*   You have attained age 59½;
*   You have become disabled, as defined in the Tax Code;
*   You have died and the distribution is to your beneficiary;
*   You have separated from service with the plan sponsor at or after age 55;
*   The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
*   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
*   The distribution is paid directly to the government in accordance with an IRS levy;
*   The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
*   The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) and Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) and Roth 457(b) account is defined as a distribution that meets the following two requirements:
* The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
* The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Section 457 Deferred Compensation Plans. We define a non-Section 457 deferred compensation plan to be either a deferred plan of a tax-exempt employer that is "grandfathered" and not subject to Section 457 rules, or a deferred compensation plan of a for-profit employer that is not subject to Section 457 rules. Compensation deferred under non-Section 457 deferred compensation plan is generally includible in income in the first year in which it is:
* Paid or otherwise made available to you or your designated beneficiary; or
* Required to be includible under Tax Code Section 409A.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
* Retirement;
* Death;
* Disability;
* Severance from employment;
* Attainment of normal retirement age;
* Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
* Termination of the plan.

 Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
* Retirement;
* Death;
* Attainment of age 59½;
* Severance from employment;
* Disability;
* Financial hardship (contributions only, not earnings); or
* Termination of the plan (assets must be distributed within one year).

 Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Pursuant to new tax regulations, before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans. Amounts deferred under Tax Code Section 457(f) plans must meet the requirements of Tax Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on against accelerating payments from such plans. Section 409A also allows distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment at a specified time (or under a fixed schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under 457(f) plans prior to January 1, 2005, under limited circumstances, may be eligible for an exclusion from the application of Tax Code Section 409A, if certain requirements are met. For more information, please consult your own tax and/or legal adviser.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k) and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2016, your entire balance must be distributed to the designated beneficiary by December 31, 2021. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers and 457(f) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-Resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers and 457(f) plans, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2015, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Signator Financial Services, Inc.	14.	Lincoln Investment Planning Inc.
2.	LPL Financial Corporation	15.	Royal Alliance Associates, Inc.
3.	Morgan Stanley Smith Barney LLC	16.	NYLIFE Securities LLC
4.	Voya Financial Advisors, Inc.	17.	Northwestern Mutual Investment Services, LLC
5.	Regulus Advisors, LLC	18.	Raymond James Financial Services, Inc.
6.	Cetera Financial Group	19.	Ameriprise Financial Services, Inc.
7.	Woodbury Financial Services, Inc.	20.	Lincoln Financial Advisors Corporation
8.	NFP Advisor Services, LLC	21.	Cadaret, Grant & Co., Inc.
9.	American Portfolios Financial Services, Inc.	22.	Lockton Financial Advisors, LLC
10.	PlanMember Securities Corporation	23.	First Allied Securities, Inc.
11.	Securities America, Inc.	24.	National Planning Corporation
12.	MetLife Securities, Inc.	25.	Oneida Wealth Management, Inc.
13.	GWN Securities, Inc.		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

The Agreement between the Oregon Education Association (the "OEA") and the Company

The Company and the OEA have entered into an agreement in which the OEA agrees to endorse, and facilitate OEA members' access to, the Company's variable annuity (the "Agreement").

Pursuant to the Agreement, the Company agrees:
- To reimburse the OEA up to $4,000 per year for the expenses of an outside consultant hired by the OEA to review and monitor the competitiveness and performance of the Company's variable annuity;
- To develop and provide custom marketing materials and seminars, in addition to the normal and customary expenditures associated with the distribution and marketing of its products and services, to support OEA member education;
- To develop a statewide program to educate the OEA's membership about the Oregon PERS program by utilizing its established network of representatives across the State. While one goal of the registered representative's efforts to educate the OEA's membership about the Oregon PERS program is financial education, it is expected that the efforts of these representatives would result, indirectly, in additional enrollment in the Company's variable annuity; and
- To pay for the costs of meeting rooms and appropriate refreshments for financial seminars and other presentations that the Company conducts.

The Company may also from time to time contribute to the costs incurred by the OEA in sponsoring certain union and OEA Board member functions that Company personnel are permitted to attend, although the Agreement between the OEA and the Company does not obligate the Company to make any such payments. The Company's payments for such functions have typically not exceeded $20,000 in recent years.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the addresses provided in "**CONTRACT OVERVIEW—Questions: Contacting the Company**" or by calling 1-800-525-4425.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract, we may generally, upon 30 days' written notice to the contract holder, (some contracts may require a longer notice period), make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 401(k), Roth 403(b) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts, and $1,999 for some contracts issued in New York), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous 12 months (36 months under some contracts issued in New York). In addition, for some contracts issued in New York, we may also terminate an individual account if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account and does not include elements of the Guaranteed Accumulation Account that do not apply to the contracts offered through this prospectus. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
*   The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
*   The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
*   Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
*   Tax Penalties and/or Tax withholding - **See** "**FEDERAL TAX CONSIDERATIONS;**"
*   Early Withdrawal Charge - **See** "**FEES;**" and/or
*   Maintenance Fee - **See** "**FEES**."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; or
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

See your Guaranteed Accumulation Account prospectus for further details.

Under some contracts issued in New York, if you have elected ECO as described in "**Systematic Distribution Options**," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted, may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-210551.*

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the State of New York under some contracts.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate applicable to your account as specified in the contract. The guaranteed minimum interest rate may vary by participant based on the date the participant established an account under the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See** "**FEES - Early Withdrawal Charge**."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either: (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" at least 30 days before income phase payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the State of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the 10th year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each 12 month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder and the following requirements are satisfied:
- The hardship is certified (required under most contracts);
- The partial withdrawal is taken proportionally from each investment option in which your account invests;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:
- The employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
- The amount withdrawn is paid directly to you; and
- The amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:
- To the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);
- Your death during the accumulation phase (some contracts require that we be notified of your death, or that the withdrawal be taken within six months of the death); and/or
- When the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the State of New York or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:
  ▷ The hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York);
- For any in-service distributions permitted by the plan and the following conditions are met:
  ▷ The distribution has been certified by the employer;
  ▷ The amount distributed is paid directly to you; and
  ▷ The amount paid for all such withdrawals during the previous 12 months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York);
- Due to your separation from service with the employer, provided that all the following apply*:
  ▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
  ▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
  ▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period;
- If you are at least age 59½ and, if applicable, have completed nine payment periods;
- If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts); or
- For certain contracts issued in the State of New York, due to your disability as described in the Tax Code if all of the following conditions are met:
  ▷ The disability is certified by the employer or otherwise documented in a form acceptable to us; and
  ▷ The amount is paid directly to you.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

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* Instead of the provisions under the 3rd bullet above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:
- The employer certifies that you have separated from service;
- We receive the withdrawal request within 60 days of the date of separation; and
- You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. **See** "**CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans Under Section 403(b), 401 or 403(a) of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b), Roth 403(b), 401(a), 401(k), Roth 401(k) or 403(a) ("Plan") and has purchased an Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
• The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a), 401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b), 401(a), 401(k) or 403(a), the participant has ownership in the value of his/her employer account.
• The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
• The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
• On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
• In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

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* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX V
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- American Century Investments® Income & Growth Fund is only available to plans offering the fund prior to May 1, 2002.
- Artisan International Fund (Investor Shares) is only available to plans who have selected the fund as an investment option prior to July 1, 2016.
- Class Z shares of the Columbia^{SM} Acorn® Fund and Columbia Mid Cap Value Fund are only available to unallocated, governmental plans with assets over $100 million dollars.
- Columbia Diversified Equity Income Fund is only available to plans offering the fund prior to January 1, 2011 or that have approved the fund as an investment prior to that date and have invested in the fund by March 31, 2011.
- Fidelity® VIP Overseas Portfolio is only available to plans offering the fund prior to May 1, 2004.
- Janus Aspen Balanced Portfolio, Janus Aspen Enterprise Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Global Research Portfolio, Janus Aspen Janus Portfolio, Oppenheimer Global Fund/VA and Oppenheimer Global Strategic Income Fund/VA are only available to a limited number of participants who did not participate in the fund substitution during April, 2005.
- The following funds are not available to all plans: AllianzGI NFJ Large-Cap Value Fund, Fidelity® VIP Mid Cap Portfolio, LKCM Aquinas Growth Fund, The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund. Availability is subject to Company and/or plan sponsor approval.
- Loomis Sayles Small Cap Value Fund is only available to plans offering the fund prior to September 15, 2008.
- Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to April 12, 2013.
- VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to the close of business on February 7, 2014.

List of Fund Name Changes

New Fund Name	Former Fund Name
Voya Global Equity Portfolio	Voya Global Value Advantage Portfolio
Voya Government Money Market Portfolio	Voya Money Market Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW** – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianzGI NFJ Large-Cap Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC	Seeks long-term growth of capital and income.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® - Capital Income Builder® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund's secondary objective is to provide growth of capital.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® - SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital.
American Funds® - The Bond Fund of America® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.

ASTON/Fairpointe Mid Cap Fund
 	
   Investment Adviser: Aston Asset Management, LLC
 	
   Subadviser: Fairpointe Capital LLC
	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.

Ave Maria Rising Dividend Fund **Investment Adviser:** Schwartz Investment Counsel, Inc.	Seeks to provide increasing dividend income over time, long-term growth of capital, and a reasonable level of current income.
BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** BlackRock Advisers, LLC	A *non-diversified* portfolio that seeks long-term growth of capital.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Cohen & Steers Realty Shares, Inc. **Investment Adviser:** Cohen & Steers Capital Management, Inc.	A *non-diversified* fund that seeks total return through investment in real estate securities.
Columbia Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective, steady growth of capital.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Delaware Small Cap Value Fund **Investment Adviser:** Delaware Management Company	Seeks capital appreciation.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers: :** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Mid Cap Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long term growth of capital.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Ivy Science and Technology Fund **Investment Adviser:** Ivy Investment Management Company	Seeks to provide growth of capital.
Janus Aspen Balanced Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Enterprise Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Janus Aspen Flexible Bond Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks to obtain maximum total return, consistent with preservation of capital.
Janus Aspen Global Research Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Janus Aspen Janus Portfolio **Investment Adviser:** Janus Capital Management LLC (Janus Capital)	Seeks long-term growth of capital.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lazard US Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
LKCM Aquinas Growth Fund **Investment Adviser:** Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation.
Loomis Sayles Small Cap Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Long-term capital growth from investments in common stocks or other equity securities.
Lord Abbett Series Fund Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Short Duration Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks a high level of income consistent with preservation of capital.
Metropolitan West Total Return Bond Fund **Investment Adviser:** Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Neuberger Berman Socially Responsive Fund®
 	
    Investment Adviser: Neuberger Berman Management LLC
 	
    Subadviser: Neuberger Berman LLC
	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.

Nuveen U.S. Infrastructure Bond Fund
 	
    Investment Adviser: Nuveen Funds Advisors, LLC
 	
    Subadviser: Nuveen Asset Management, LLC
	Seeks current income consistent with limited risk to capital.

Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Global Fund/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Global Strategic Income Fund/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Long-term growth of capital.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
The Hartford Capital Appreciation Fund **Investment Adviser:** Hartford Funds Management Company, LLC **Subadviser:** Wellington Management Company, LLP	Seeks growth of capital.
The Hartford Dividend and Growth Fund **Investment Adviser:** Hartford Funds Management Company, LLC **Subadviser:** Wellington Management Company, LLP	Seeks a high level of current income consistent with growth of capital.
The Hartford International Opportunities Fund **Investment Adviser:** Hartford Funds Management Company, LLC **Subadviser:** Wellington Management Company, LLP	Seeks long-term growth of capital.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Corporate Leaders® 100 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the S&P 500® Index.
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC ***There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index, while maintaining a market level of risk.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Solution 2055 Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution Income Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Intermediate Bond Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International Index Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Multi-Manager International Small Cap Fund
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadvisers: Acadian Asset Management LLC, Victory Capital Management, Inc., and Wellington Management Company, LLP
	Seeks maximum long-term capital appreciation.

Voya Multi-Manager Large Cap Core Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Balanced Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Moderately Conservative Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.

* FMR® is a registered service mark of Fidelity Management & Research Company. Used with permission.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® T. Rowe Price Equity Income Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.

VY® T. Rowe Price Growth Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth through investments in stocks.

VY® T. Rowe Price International Stock Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

VY® Templeton Foreign Equity Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

VY® Templeton Global Growth Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Templeton Global Advisors Limited
	Seeks capital appreciation. Current income is only an incidental consideration.

Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wells Fargo Advantage Special Small Cap Value Fund
 	
   Investment Adviser: Wells Fargo Funds Management, LLC
 	
   Subadviser: Wells Capital Management Incorporated
	Seeks long-term capital appreciation.

Wells Fargo Small Company Growth Fund
 	
   Investment Adviser: Wells Fargo Funds Management, LLC
 	
   Subadviser: Peregrine Capital Management, Inc.
	Seeks long-term capital appreciation.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

INDEX

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2015, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2015, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2015 are not reflected in the following information.

TABLE 1
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE APRIL 1, 2005
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	$11.56			
Value at end of period	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06			
Number of accumulation units outstanding at end of period	42	30	16	0	0	0	72			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.27	$15.14	$12.33	$11.09	$11.30	$10.30				
Value at end of period	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30				
Number of accumulation units outstanding at end of period	11,117	10,223	13,259	9,767	8,321	7,388				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	$10.87			
Value at end of period	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78			
Number of accumulation units outstanding at end of period	7,444	7,010	8,235	5,494	4,742	4,534	3,425			
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$20.37	$18.57	$13.28							
Value at end of period	$18.26	$20.37	$18.57							
Number of accumulation units outstanding at end of period	588	392	206							
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00	$13.80		
Value at end of period	$20.54	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	913	786		
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.70	$13.15	$10.05	$8.74	$9.21	$7.68				
Value at end of period	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21				
Number of accumulation units outstanding at end of period	8,293	7,730	7,892	9,299	5,950	5,579				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13	$6.56		
Value at end of period	$15.95	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,776	1,777		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$22.06	$22.67	$18.86	$15.82	$18.31	$16.74	$12.03	$20.24	$17.03	$15.73
Value at end of period	$21.88	$22.06	$22.67	$18.86	$15.82	$18.31	$16.74	$12.03	$20.24	$17.03
Number of accumulation units outstanding at end of period	82,787	75,119	74,786	72,179	65,836	62,986	39,259	24,302	214	9
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$36.91	$32.97	$25.12	$21.57	$22.13	$18.88	$13.91	$24.20	$20.61	
Value at end of period	$37.16	$36.91	$32.97	$25.12	$21.57	$22.13	$18.88	$13.91	$24.20	
Number of accumulation units outstanding at end of period	10,825	9,909	11,292	9,581	7,915	7,128	61,287	48,835	1,151	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.24	$22.29	$17.40	$14.83	$14.69	$12.76	$9.80	$17.08	$16.82	$16.47
Value at end of period	$23.28	$24.24	$22.29	$17.40	$14.83	$14.69	$12.76	$9.80	$17.08	$16.82
Number of accumulation units outstanding at end of period	333	338	504	504	525	430	30,022	25,571	32	2
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$24.87	$22.34	$16.39	$14.29	$14.26	$11.48	$8.95	$14.98		
Value at end of period	$26.65	$24.87	$22.34	$16.39	$14.29	$14.26	$11.48	$8.95		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	32,323	29,446		
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.00	$17.88	$13.12	$11.43	$12.78	$11.99	$8.56	$14.13	$12.22	$11.33
Value at end of period	$18.74	$19.00	$17.88	$13.12	$11.43	$12.78	$11.99	$8.56	$14.13	$12.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,163,340	935,268	705,726	446,101
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$17.79	$19.36	$14.84	$12.29	$14.84	$13.12	$10.37	$16.12		
Value at end of period	$18.44	$17.79	$19.36	$14.84	$12.29	$14.84	$13.12	$10.37		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,619	3,366		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$33.03	$32.84	$24.11	$20.36	$21.16	$16.50	$12.78	$19.07	$20.77	
Value at end of period	$30.59	$33.03	$32.84	$24.11	$20.36	$21.16	$16.50	$12.78	$19.07	
Number of accumulation units outstanding at end of period	588	588	588	588	588	355	1,574	1,668	185	
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.37	$14.11	$10.73	$9.17	$9.35	$7.82				
Value at end of period	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35				
Number of accumulation units outstanding at end of period	88,802	92,095	88,803	99,581	100,900	115,080				
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.44	$18.60	$14.40	$13.04	$13.91	$12.36	$11.04			
Value at end of period	$18.60	$19.44	$18.60	$14.40	$13.04	$13.91	$12.36			
Number of accumulation units outstanding at end of period	0	0	0	32,489	42,143	45,029	92			
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$18.51	$17.12	$13.24	$11.63	$11.64	$10.62	$8.28	$11.07		
Value at end of period	$17.44	$18.51	$17.12	$13.24	$11.63	$11.64	$10.62	$8.28		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	593	386		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.82	$12.13	$9.15	$8.68	$9.22	$7.49	$5.42	$8.81	$9.76	
Value at end of period	$13.38	$13.82	$12.13	$9.15	$8.68	$9.22	$7.49	$5.42	$8.81	
Number of accumulation units outstanding at end of period	1,071	1,071	2,037	2,037	858	467	312	127	27	

CFI 2

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$14.68	$9.72	$12.30	$15.43	$14.81	$16.97	$22.11	$24.66
Value at end of period			$9.72	$12.30	$15.43	$14.81	$16.97	$22.11	$24.66	$23.73
Number of accumulation units outstanding at end of period			6,444	9,018	0	0	0	0	0	0
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.41
Value at end of period										$10.36
Number of accumulation units outstanding at end of period										99,145
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$10.78	$7.07	$9.22	$11.30	$10.95	$12.13	$16.74	$18.46
Value at end of period			$7.07	$9.22	$11.30	$10.95	$12.13	$16.74	$18.46	$18.36
Number of accumulation units outstanding at end of period			220	125	0	0	0	0	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period		$15.53	$17.64	$10.97	$15.07	$16.99	$15.69	$18.95	$24.03	$24.79
Value at end of period		$17.64	$10.97	$15.07	$16.99	$15.69	$18.95	$24.03	$24.79	$26.11
Number of accumulation units outstanding at end of period		192	902	1,195	51,754	51,749	47,991	48,060	47,907	47,510
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$54.52	$71.98	$37.41	$67.99	$86.33	$70.71	$85.45	$92.59	$88.14
Value at end of period		$71.98	$37.41	$67.99	$86.33	$70.71	$85.45	$92.59	$88.14	$75.74
Number of accumulation units outstanding at end of period		474	2,188	3,446	6,673	7,549	1,808	1,845	2,077	2,400
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$12.24	$8.35	$11.46	$14.14	$13.83	$16.31	$23.00	$25.75
Value at end of period			$8.35	$11.46	$14.14	$13.83	$16.31	$23.00	$25.75	$24.23
Number of accumulation units outstanding at end of period			519	176	0	0	0	0	0	0
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$14.30	$14.25	$9.87	$11.98	$13.40	$13.16	$14.64	$17.04	$18.40
Value at end of period		$14.25	$9.87	$11.98	$13.40	$13.16	$14.64	$17.04	$18.40	$18.30
Number of accumulation units outstanding at end of period			1,771	2,130	597	764	765	900	808	834
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.36	$11.19	$12.37	$11.50	$13.61	$14.71	$16.43	$17.87	$16.22	$16.72
Value at end of period	$11.19	$12.37	$11.50	$13.61	$14.71	$16.43	$17.87	$16.22	$16.72	$16.27
Number of accumulation units outstanding at end of period	6	35	24,275	39,533	32,929	39,096	41,991	29,651	29,449	27,558
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$12.93	$12.84	$5.36	$9.37	$10.86	$8.32	$9.31	$9.13	$7.98
Value at end of period		$12.84	$5.36	$9.37	$10.86	$8.32	$9.31	$9.13	$7.98	$6.76
Number of accumulation units outstanding at end of period		1,349	2,894	3,202	764	1,006	1,007	173	72	72
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$10.66	$8.12	$13.03	$15.38	$15.12	$17.55	$19.66	$19.68
Value at end of period			$8.12	$13.03	$15.38	$15.12	$17.55	$19.66	$19.68	$18.90
Number of accumulation units outstanding at end of period			151	178	0	0	0	0	0	0
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$7.34	$8.44	$10.54	$9.03	$11.02	$14.26	$14.52
Value at end of period				$8.44	$10.54	$9.03	$11.02	$14.26	$14.52	$14.90
Number of accumulation units outstanding at end of period				78	0	0	0	0	0	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17	$21.80	$19.67	$18.74
Value at end of period	$34.89	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17	$21.80	$19.67
Number of accumulation units outstanding at end of period	14,059	14,327	16,388	7,079	9,630	7,008	5,067	3,054	240	5
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34	$15.32	$13.79	
Value at end of period	$24.91	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34	$15.32	
Number of accumulation units outstanding at end of period	149,401	134,124	135,064	143,334	189,151	195,015	27,350	18,493	1,593	
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75	$15.47		
Value at end of period	$21.82	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	39,493	41,539		
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08	$12.08	$10.97	$10.55
Value at end of period	$14.66	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08	$12.08	$10.97
Number of accumulation units outstanding at end of period	4,547	3,931	3,776	20,162	16,133	14,394	12,134	10,513	424	8
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.04									
Value at end of period	$9.45									
Number of accumulation units outstanding at end of period	915									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$18.28	$16.51	$12.64	$10.92	$10.95	$9.59	$7.36	$10.51		
Value at end of period	$18.02	$18.28	$16.51	$12.64	$10.92	$10.95	$9.59	$7.36		
Number of accumulation units outstanding at end of period	1,032	1,118	1,109	0	0	0	72,289	74,349		
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.93	$19.70	$18.65	$16.36	$15.66	$13.71	$9.18	$11.85	$11.52	$11.15
Value at end of period	$19.53	$19.93	$19.70	$18.65	$16.36	$15.66	$13.71	$9.18	$11.85	$11.52
Number of accumulation units outstanding at end of period	0	0	0	0	1,280	1,226	1,103	696	49	16
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$23.36	$20.51	$15.43	$13.48	$13.50	$11.84	$9.61	$13.66		
Value at end of period	$23.55	$23.36	$20.51	$15.43	$13.48	$13.50	$11.84	$9.61		
Number of accumulation units outstanding at end of period	20	20	20	20	20	464	67,432	64,140		
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$46.11	$42.09	$31.28	$26.58	$26.88	$22.05	$16.74	$26.82	$27.91	
Value at end of period	$45.29	$46.11	$42.09	$31.28	$26.58	$26.88	$22.05	$16.74	$26.82	
Number of accumulation units outstanding at end of period	4,018	3,953	3,885	3,885	3,885	2,914	25,268	22,053	2	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$32.63	$30.95	$21.69	$19.30	$19.44	$15.83	$12.68	$19.08	$22.35	
Value at end of period	$31.58	$32.63	$30.95	$21.69	$19.30	$19.44	$15.83	$12.68	$19.08	
Number of accumulation units outstanding at end of period	31	32	32	32	32	37	3,738	3,269	22	
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.12	$22.62	$22.64	$20.70	$19.25	$17.52	$15.71	$17.16	$16.19	$15.55
Value at end of period	$24.27	$24.12	$22.62	$22.64	$20.70	$19.25	$17.52	$15.71	$17.16	$16.19
Number of accumulation units outstanding at end of period	21,109	1,872	1,886	2,361	2,121	1,814	10,985	26,354	13,376	4

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$6.99	$7.63	$8.23	$7.22	$8.58	$10.42	$9.80
Value at end of period				$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71
Number of accumulation units outstanding at end of period				6,087	1,247	732	669	669	669	669
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.34	$10.44	$12.33	$16.15	$18.35
Value at end of period						$10.44	$12.33	$16.15	$18.35	$19.52
Number of accumulation units outstanding at end of period						3,845	7,831	9,863	9,702	10,668
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period			$8.95	$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96
Value at end of period			$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96	$14.29
Number of accumulation units outstanding at end of period			5,503	6,902	2,358	3,303	3,383	8,946	2,285	2,458
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$14.66	$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14
Value at end of period			$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14	$30.29
Number of accumulation units outstanding at end of period			879	866	31,948	32,870	23,390	27,592	27,274	29,533
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.81	$13.44	$14.13	$14.51	$14.55	$14.59	$14.59	$14.60	$14.60	$14.60
Value at end of period	$13.44	$14.13	$14.51	$14.55	$14.59	$14.59	$14.60	$14.60	$14.60	$14.60
Number of accumulation units outstanding at end of period	23	2,879	16,516	20,347	16,121	19,951	21,295	25,081	35,244	35,051
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.31	$10.88	$11.47	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29
Value at end of period	$10.88	$11.47	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29	$17.23
Number of accumulation units outstanding at end of period	6	62	2,956	3,892	594	558	536	540	541	541
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.72	$12.64	$14.26	$14.86	$17.01	$22.45	$25.39
Value at end of period				$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32
Number of accumulation units outstanding at end of period				1,537	0	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$6.99	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39
Value at end of period				$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73
Number of accumulation units outstanding at end of period				538	625	685	997	1,655	4,504	5,372
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.08	$11.92	$13.25	$13.33	$15.45	$20.31	$22.79
Value at end of period				$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93
Number of accumulation units outstanding at end of period				842	985	1,078	1,056	1,056	1,056	1,056
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.44	$12.92	$16.26	$15.91	$18.37	$24.78	$27.53
Value at end of period				$12.92	$16.26	$15.91	$18.37	$24.78	$27.53	$27.32
Number of accumulation units outstanding at end of period				166	0	0	0	0	0	0
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.96	$5.96	$8.36	$10.46	$10.27	$12.02	$16.12	$18.17
Value at end of period			$5.96	$8.36	$10.46	$10.27	$12.02	$16.12	$18.17	$17.66
Number of accumulation units outstanding at end of period			126	125	0	4	3,035	46,839	50,063	54,045

CFI 5

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$18.20	$17.34	$12.50	$10.86						
Value at end of period	$17.37	$18.20	$17.34	$12.50						
Number of accumulation units outstanding at end of period	1,268	1,147	718	75						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86	$9.96		
Value at end of period	$20.12	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	145	117		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17	$20.39		
Value at end of period	$39.14	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17		
Number of accumulation units outstanding at end of period	0	0	4	4	3	0	9,558	8,605		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57	$12.11		
Value at end of period	$16.55	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57		
Number of accumulation units outstanding at end of period	32,648	42,176	32,683	23,050	29,662	30,054	22,242	24,076		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45	$13.41	$12.97	
Value at end of period	$17.26	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45	$13.41	
Number of accumulation units outstanding at end of period	35,580	32,913	29,847	27,806	26,751	26,022	18,214	14,316	4	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32	$13.84	$12.92	
Value at end of period	$17.68	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32	$13.84	
Number of accumulation units outstanding at end of period	37,734	31,082	28,288	23,353	17,756	11,916	8,010	4,131	66	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$16.71	$15.73	$12.73	$11.99						
Value at end of period	$16.57	$16.71	$15.73	$12.73						
Number of accumulation units outstanding at end of period	2,845	2,296	1,641	101						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78	$11.64		
Value at end of period	$15.68	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78		
Number of accumulation units outstanding at end of period	8,023	5,365	5,873	6,605	6,979	4,526	1,578	285		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82	$15.47	$14.62	$14.13
Value at end of period	$21.11	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82	$15.47	$14.62
Number of accumulation units outstanding at end of period	229	182	547	1,286	1,083	796	6,374	5,534	2	13
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30	$14.55	$13.85	$13.86
Value at end of period	$18.95	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30	$14.55	$13.85
Number of accumulation units outstanding at end of period	2,737	3,560	3,840	4,085	4,084	3,167	5,281	8,393	23	1
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29	$14.80	$14.03	$13.30
Value at end of period	$19.61	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29	$14.80	$14.03
Number of accumulation units outstanding at end of period	1,178	2,232	2,232	2,285	2,285	2,177	1,790	1,798	408	71

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period			$10.25	$10.27	$10.87	$11.54	$12.37	$12.85	$12.52	$13.24
Value at end of period			$10.27	$10.87	$11.54	$12.37	$12.85	$12.52	$13.24	$13.27
Number of accumulation units outstanding at end of period			740	740	0	0	43	91	137	0
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$13.75	$8.84	$11.16	$12.80	$13.03	$15.09	$19.93	$22.59
Value at end of period			$8.84	$11.16	$12.80	$13.03	$15.09	$19.93	$22.59	$22.84
Number of accumulation units outstanding at end of period			27	27	70,111	70,526	64,337	70,259	63,131	65,494
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$17.81	$16.20	$11.90	$16.14	$19.70	$19.08	$22.20	$29.16	$32.79
Value at end of period		$16.20	$11.90	$16.14	$19.70	$19.08	$22.20	$29.16	$32.79	$32.22
Number of accumulation units outstanding at end of period		59	297	1,705	3,390	3,587	4,753	5,250	5,502	6,508
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period		$18.54	$19.64	$11.54	$15.60	$19.73	$20.17	$24.14	$33.52	$34.97
Value at end of period		$19.64	$11.54	$15.60	$19.73	$20.17	$24.14	$33.52	$34.97	$33.21
Number of accumulation units outstanding at end of period		198	5,483	6,743	5,533	5,324	9,971	12,371	11,372	9,945
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.75	$6.73	$9.00	$10.47	$9.93	$12.52	$13.02	$14.85
Value at end of period			$6.73	$9.00	$10.47	$9.93	$12.52	$13.02	$14.85	$14.64
Number of accumulation units outstanding at end of period			1,809	1,674	6,606	8,673	15,331	14,903	14,643	17,243
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$13.11	$10.20	$6.27	$8.52	$10.91	$11.95	$13.80	$14.09	$18.29
Value at end of period		$10.20	$6.27	$8.52	$10.91	$11.95	$13.80	$14.09	$18.29	$18.83
Number of accumulation units outstanding at end of period		8	3,411	3,941	307	776	971	1,151	1,286	1,284
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period			$21.84	$13.79	$18.15	$20.33	$19.38	$21.76	$29.32	$33.07
Value at end of period			$13.79	$18.15	$20.33	$19.38	$21.76	$29.32	$33.07	$34.06
Number of accumulation units outstanding at end of period			339	645	803	934	914	907	907	907
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period			$6.28	$6.89	$8.59	$10.77	$10.48	$11.96	$16.74	$17.47
Value at end of period			$6.89	$8.59	$10.77	$10.48	$11.96	$16.74	$17.47	$16.96
Number of accumulation units outstanding at end of period			12	87	0	0	0	0	0	0
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period		$15.09	$15.28	$9.30	$12.94	$16.61	$14.79	$16.96	$23.06	$24.45
Value at end of period		$15.28	$9.30	$12.94	$16.61	$14.79	$16.96	$23.06	$24.45	$24.05
Number of accumulation units outstanding at end of period		30	836	2,260	9,824	11,971	13,130	12,600	13,787	16,013
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$13.91	$9.44	$12.13	$13.97	$13.67	$16.23	$21.90	$23.91
Value at end of period			$9.44	$12.13	$13.97	$13.67	$16.23	$21.90	$23.91	$22.48
Number of accumulation units outstanding at end of period			6,993	7,922	244	316	295	295	295	295

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$12.03	$9.66	$11.85	$13.31	$13.17	$14.85	$18.56	$20.22
Value at end of period			$9.66	$11.85	$13.31	$13.17	$14.85	$18.56	$20.22	$19.81
Number of accumulation units outstanding at end of period			26,806	29,674	79,129	63,615	58,225	50,848	38,752	43,041
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$13.66	$13.25	$8.98	$11.13	$12.52	$12.25	$14.04	$18.79	$20.69
Value at end of period		$13.25	$8.98	$11.13	$12.52	$12.25	$14.04	$18.79	$20.69	$20.09
Number of accumulation units outstanding at end of period		153	3,216	6,875	82,146	80,383	69,418	75,690	70,161	65,334
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$22.36	$12.39	$21.25	$25.57	$20.90	$24.89	$23.46	$23.68
Value at end of period			$12.39	$21.25	$25.57	$20.90	$24.89	$23.46	$23.68	$19.94
Number of accumulation units outstanding at end of period			234	7,915	0	0	0	15	30	46
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$18.34	$12.56	$15.78	$19.41	$19.76	$23.72	$31.20	$35.87
Value at end of period			$12.56	$15.78	$19.41	$19.76	$23.72	$31.20	$35.87	$34.79
Number of accumulation units outstanding at end of period			980	665	3,668	3,462	4,120	13,102	15,142	18,936
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$14.35	$13.06	$9.15	$11.65	$14.76	$14.57	$17.29	$24.02	$26.03
Value at end of period		$13.06	$9.15	$11.65	$14.76	$14.57	$17.29	$24.02	$26.03	$25.07
Number of accumulation units outstanding at end of period		1	256	481	21,177	24,334	21,844	22,539	26,790	26,731
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period		$13.92	$15.42	$9.20	$12.85	$14.91	$13.70	$16.01	$21.19	$21.68
Value at end of period		$15.42	$9.20	$12.85	$14.91	$13.70	$16.01	$21.19	$21.68	$21.69
Number of accumulation units outstanding at end of period		412	62,671	63,263	1,849	2,346	2,368	2,383	554	694
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$10.61	$10.66	$11.32	$7.99	$13.35	$15.89	$15.78	$18.34	$20.60	$20.67
Value at end of period	$10.66	$11.32	$7.99	$13.35	$15.89	$15.78	$18.34	$20.60	$20.67	$19.71
Number of accumulation units outstanding at end of period	2	469	1,301	12,891	3,170	3,674	3,557	3,564	3,262	3,269
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period		$13.63	$13.20	$9.57	$12.75	$14.53	$14.95	$17.12	$20.92	$23.46
Value at end of period		$13.20	$9.57	$12.75	$14.53	$14.95	$17.12	$20.92	$23.46	$24.69
Number of accumulation units outstanding at end of period		2,556	6,953	11,024	4,990	7,933	1,374	1,975	2,692	2,683
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$14.81	$14.35	$8.16	$11.95	$15.35	$14.79	$17.17	$23.21	$25.96
Value at end of period		$14.35	$8.16	$11.95	$15.35	$14.79	$17.17	$23.21	$25.96	$26.48
Number of accumulation units outstanding at end of period		17	24,514	26,279	367	422	300	300	300	299
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period		$18.88	$19.12	$12.30	$15.37	$17.67	$17.51	$20.53	$26.63	$28.61
Value at end of period		$19.12	$12.30	$15.37	$17.67	$17.51	$20.53	$26.63	$28.61	$26.64
Number of accumulation units outstanding at end of period		165	7,323	8,093	2,000	2,366	1,629	1,635	1,642	1,649

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$16.33	$17.78	$10.28	$14.69	$17.17	$16.98	$20.19	$28.12	$30.57
Value at end of period		$17.78	$10.28	$14.69	$17.17	$16.98	$20.19	$28.12	$30.57	$33.87
Number of accumulation units outstanding at end of period		44	21,905	23,974	2,370	3,066	23,853	23,359	30,218	39,636
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$15.64	$18.74	$9.46	$13.02	$14.82	$12.99	$15.43	$17.64	$17.44
Value at end of period		$18.74	$9.46	$13.02	$14.82	$12.99	$15.43	$17.64	$17.44	$17.28
Number of accumulation units outstanding at end of period		97	1,282	1,592	122	126	106	106	36	36
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.21	$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73
Value at end of period			$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73	$10.37
Number of accumulation units outstanding at end of period			6,547	7,800	2,865	3,736	5,788	6,279	7,697	8,576
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.58	$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32
Value at end of period			$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32	$13.24
Number of accumulation units outstanding at end of period			85	104	0	0	0	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.18	$10.57	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06
Value at end of period		$10.57	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06	$13.07
Number of accumulation units outstanding at end of period		3,030	107	621	141	124	461	865	1,000	1,377
WANGER SELECT										
(Funds were first received in this option during June 2007)										
Value at beginning of period		$18.02	$16.64	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14
Value at end of period		$16.64	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14	$24.20
Number of accumulation units outstanding at end of period		47	1,437	3,723	448	536	536	536	536	535
WANGER USA										
(Funds were first received in this option during February 2010)										
Value at beginning of period					$11.75	$15.62	$15.07	$18.09	$24.20	$25.36
Value at end of period					$15.62	$15.07	$18.09	$24.20	$25.36	$25.20
Number of accumulation units outstanding at end of period					4,496	6,417	10,196	15,133	9,488	10,804
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during February 2008)										
Value at beginning of period			$12.72	$9.25	$11.00	$12.47	$13.34	$15.01	$19.78	$21.99
Value at end of period			$9.25	$11.00	$12.47	$13.34	$15.01	$19.78	$21.99	$21.94
Number of accumulation units outstanding at end of period			1,206	1,623	0	0	0	0	0	0

CFI 9

Condensed Financial Information (continued)

TABLE 2
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JULY 18, 2008
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
ALGER GREEN FUND (CLASS A)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	$11.47	
Value at end of period	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	
Number of accumulation units outstanding at end of period	1,678	2,156	2,091	2,022	1,803	1,724	1,647	
AMANA GROWTH FUND (INVESTOR CLASS)								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$17.27	$15.14	$12.33	$11.09	$11.30	$9.74	$8.05	
Value at end of period	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30	$9.74	
Number of accumulation units outstanding at end of period	1,845	10,475	10,380	11,665	11,176	6,036	3,043	
AMANA INCOME FUND (INVESTOR CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$17.82	$16.33	$12.59	$11.48	$11.26	$10.04	$9.51	
Value at end of period	$17.31	$17.82	$16.33	$12.59	$11.48	$11.26	$10.04	
Number of accumulation units outstanding at end of period	13,394	14,770	17,314	17,225	18,983	16,394	8,559	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	$10.50	
Value at end of period	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	
Number of accumulation units outstanding at end of period	4,520	5,142	4,999	5,586	23,329	1,164	8,924	
ARIEL FUND (INVESTOR CLASS)								
(Funds were first received in this option during June 2010)								
Value at beginning of period	$19.92	$17.96	$12.41	$10.31	$11.63	$9.24		
Value at end of period	$19.11	$19.92	$17.96	$12.41	$10.31	$11.63		
Number of accumulation units outstanding at end of period	1,969	928	1,097	885	814	521		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61	$5.61
Value at end of period	$11.50	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61
Number of accumulation units outstanding at end of period	4,494	4,967	5,129	4,327	196	140	91	48
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$20.37	$18.57	$12.85	$11.04	$12.48			
Value at end of period	$18.26	$20.37	$18.57	$12.85	$11.04			
Number of accumulation units outstanding at end of period	4,459	1,814	1,327	285	232			
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)								
(Funds were first received in this option during July 2015)								
Value at beginning of period	$10.46							
Value at end of period	$10.14							
Number of accumulation units outstanding at end of period	15,424							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$25.47	$23.94	$17.96	$15.87	$15.96	$14.36		
Value at end of period	$23.72	$25.47	$23.94	$17.96	$15.87	$15.96		
Number of accumulation units outstanding at end of period	258	1,355	967	1,227	1,650	1,187		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80	$9.15
Value at end of period	$13.96	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80
Number of accumulation units outstanding at end of period	49,791	51,178	50,226	52,517	52,865	56,142	55,182	57,872
COHEN & STEERS REALTY SHARES, INC.								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$14.81	$11.37	$11.03	$10.52				
Value at end of period	$15.55	$14.81	$11.37	$11.03				
Number of accumulation units outstanding at end of period	593	5,612	370	260				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$14.70	$13.15	$10.05	$8.74	$9.21	$7.92	$7.27	
Value at end of period	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21	$7.92	
Number of accumulation units outstanding at end of period	0	6,004	5,697	5,310	4,410	2,793	2,644	
COLUMBIA MID CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during November 2014)								
Value at beginning of period	$16.82	$17.00						
Value at end of period	$15.95	$16.82						
Number of accumulation units outstanding at end of period	0	411						
EUROPACIFIC GROWTH FUND® (CLASS R-4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.81	$11.10	$9.24	$7.75	$8.97	$8.20	$5.89	$8.65
Value at end of period	$10.72	$10.81	$11.10	$9.24	$7.75	$8.97	$8.20	$5.89
Number of accumulation units outstanding at end of period	90,230	97,140	99,340	98,181	104,663	88,902	69,774	72,953
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.00	$13.40	$10.21	$8.77	$9.00	$7.67	$5.65	$8.35
Value at end of period	$15.10	$15.00	$13.40	$10.21	$8.77	$9.00	$7.67	$5.65
Number of accumulation units outstanding at end of period	183,143	218,518	240,616	241,975	254,058	282,632	323,173	324,267
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.55	$12.46	$9.73	$8.29	$8.21	$7.13	$5.48	$8.01
Value at end of period	$13.01	$13.55	$12.46	$9.73	$8.29	$8.21	$7.13	$5.48
Number of accumulation units outstanding at end of period	25,885	27,030	33,017	32,755	41,556	51,841	55,982	65,062
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.33	$12.87	$9.44	$8.23	$8.22	$6.62	$5.16	$8.37
Value at end of period	$15.35	$14.33	$12.87	$9.44	$8.23	$8.22	$6.62	$5.16
Number of accumulation units outstanding at end of period	85,693	95,909	105,228	107,067	117,742	135,781	145,772	159,855
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.46	$10.29	$7.89	$6.53	$7.89	$6.97	$5.51	$8.45
Value at end of period	$9.80	$9.46	$10.29	$7.89	$6.53	$7.89	$6.97	$5.51
Number of accumulation units outstanding at end of period	16,475	18,739	18,310	18,804	18,577	17,807	17,684	20,252

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.42	$16.33	$11.99	$10.13	$10.52	$8.21	$6.35	$8.99
Value at end of period	$15.21	$16.42	$16.33	$11.99	$10.13	$10.52	$8.21	$6.35
Number of accumulation units outstanding at end of period	33,486	36,399	37,992	34,173	36,623	28,417	14,398	5,531
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.37	$14.11	$10.73	$9.17	$9.35	$8.20	$6.15	$9.14
Value at end of period	$15.88	$15.37	$14.11	$10.73	$9.17	$9.35	$8.20	$6.15
Number of accumulation units outstanding at end of period	4,380	13,656	13,680	12,517	9,583	5,265	4,246	1,185
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$55.13	$50.84	$36.28	$37.21				
Value at end of period	$57.89	$55.13	$50.84	$36.28				
Number of accumulation units outstanding at end of period	570	606	579	557				
INVESCO V.I. CORE EQUITY FUND (SERIES I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.37	$14.21	$11.00	$9.66	$9.66	$8.82	$6.87	$9.14
Value at end of period	$14.48	$15.37	$14.21	$11.00	$9.66	$9.66	$8.82	$6.87
Number of accumulation units outstanding at end of period	0	524	626	626	24,961	26,419	27,508	25,941
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$14.54	$12.76	$9.63	$9.13	$9.70	$8.54		
Value at end of period	$14.07	$14.54	$12.76	$9.63	$9.13	$9.70		
Number of accumulation units outstanding at end of period	257	239	218	194	164	137		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$18.76	$17.86	$13.17	$11.35	$11.56	$9.27	$5.88	
Value at end of period	$18.09	$18.76	$17.86	$13.17	$11.35	$11.56	$9.27	
Number of accumulation units outstanding at end of period	1,923	1,826	1,724	1,633	1,533	223	147	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.54	$13.04	$10.00	$8.73	$9.10	$7.25	$5.73	$7.94
Value at end of period	$13.99	$14.54	$13.04	$10.00	$8.73	$9.10	$7.25	$5.73
Number of accumulation units outstanding at end of period	0	12,976	12,751	12,253	11,650	12,026	11,642	10,613
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)								
(Funds were first received in this option during February 2015)								
Value at beginning of period	$10.46							
Value at end of period	$10.36							
Number of accumulation units outstanding at end of period	2,573							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.97	$14.48	$10.50	$9.47	$9.77	$7.97	$6.12	$9.02
Value at end of period	$15.88	$15.97	$14.48	$10.50	$9.47	$9.77	$7.97	$6.12
Number of accumulation units outstanding at end of period	2,504	2,334	2,151	2,399	2,075	1,386	0	338
NEW PERSPECTIVE FUND® (CLASS R-4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.86	$13.43	$10.60	$8.77	$9.50	$8.43	$6.13	$8.79
Value at end of period	$14.60	$13.86	$13.43	$10.60	$8.77	$9.50	$8.43	$6.13
Number of accumulation units outstanding at end of period	18,474	12,436	11,963	11,547	11,187	8,670	8,157	7,495

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$8.50	$5.12	$9.31	$11.82	$9.68	$11.70	$12.68	$12.07
Value at end of period	$5.12	$9.31	$11.82	$9.68	$11.70	$12.68	$12.07	$10.37
Number of accumulation units outstanding at end of period	43,082	71,820	46,006	35,113	35,186	31,914	32,396	19,754
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$8.51	$5.87	$8.06	$9.94	$9.72	$11.47	$16.17	$18.11
Value at end of period	$5.87	$8.06	$9.94	$9.72	$11.47	$16.17	$18.11	$17.04
Number of accumulation units outstanding at end of period	5,307	6,145	6,402	6,524	7,014	7,808	7,279	8,191
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.08	$6.91	$8.39	$9.38	$9.21	$10.25	$11.93	$12.88
Value at end of period	$6.91	$8.39	$9.38	$9.21	$10.25	$11.93	$12.88	$12.81
Number of accumulation units outstanding at end of period	4,333	5,167	6,064	6,756	235	407	398	0
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.66	$9.56	$11.32	$12.24	$13.66	$14.86	$13.49	$13.91
Value at end of period	$9.56	$11.32	$12.24	$13.66	$14.86	$13.49	$13.91	$13.53
Number of accumulation units outstanding at end of period	12,630	18,459	18,202	33,361	24,687	19,433	15,745	16,606
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$8.22	$4.13	$7.21	$8.35	$6.40	$7.17	$7.02	$6.14
Value at end of period	$4.13	$7.21	$8.35	$6.40	$7.17	$7.02	$6.14	$5.20
Number of accumulation units outstanding at end of period	9,162	16,886	3,429	4,150	2,180	2,315	730	595
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.43	$6.35	$10.19	$12.03	$11.83	$13.73	$15.38	$15.39
Value at end of period	$6.35	$10.19	$12.03	$11.83	$13.73	$15.38	$15.39	$14.79
Number of accumulation units outstanding at end of period	6,072	14,622	6,589	6,614	6,830	6,659	6,680	7,734
SMALLCAP WORLD FUND® (CLASS R-4)								
(Funds were first received in this option during August 2009)								
Value at beginning of period		$7.34	$8.44	$10.54	$9.03	$11.02	$14.26	$14.52
Value at end of period		$8.44	$10.54	$9.03	$11.02	$14.26	$14.52	$14.90
Number of accumulation units outstanding at end of period		85	76	76	1,805	1,690	4,039	2,372
TCW TOTAL RETURN BOND FUND (CLASS N)								
(Funds were first received in this option during December 2015)								
Value at beginning of period								$10.03
Value at end of period								$10.00
Number of accumulation units outstanding at end of period								1,868
TEMPLETON GLOBAL BOND FUND (CLASS A)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.24	$10.62	$12.62	$14.22	$13.88	$16.08	$16.44	$16.69
Value at end of period	$10.62	$12.62	$14.22	$13.88	$16.08	$16.44	$16.69	$15.98
Number of accumulation units outstanding at end of period	29,682	24,558	31,462	30,169	31,633	29,871	27,645	19,290
THE BOND FUND OF AMERICA℠ (CLASS R-4)								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$8.70	$8.77	$10.07	$10.80	$11.50	$12.18	$11.94	$12.60
Value at end of period	$8.77	$10.07	$10.80	$11.50	$12.18	$11.94	$12.60	$12.63
Number of accumulation units outstanding at end of period	5	4,467	917	669	527	578	1,966	4,195

CFI 13

	2015	2014	2013	2012	2011	2010	2009	2008
THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.00	$13.73	$10.26	$8.51	$8.95	$7.97	$5.92	$8.73
Value at end of period	$15.81	$15.00	$13.73	$10.26	$8.51	$8.95	$7.97	$5.92
Number of accumulation units outstanding at end of period	34,492	39,543	49,895	49,206	53,689	60,605	60,196	48,285
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$3.44	$3.76	$7.74	$8.80	$10.71			
Value at end of period	$2.53	$3.44	$3.76	$7.74	$8.80			
Number of accumulation units outstanding at end of period	337	1,692	1,752	1,471	63			
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.53	$12.74	$10.92	$9.61	$9.74	$8.53	$7.16	$8.99
Value at end of period	$13.28	$13.53	$12.74	$10.92	$9.61	$9.74	$8.53	$7.16
Number of accumulation units outstanding at end of period	135,487	138,290	138,634	120,624	119,673	121,867	149,676	207,841
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.96	$12.90	$13.44	$12.45	$12.01	$10.37	$8.53	$10.20
Value at end of period	$12.40	$12.96	$12.90	$13.44	$12.45	$12.01	$10.37	$8.53
Number of accumulation units outstanding at end of period	26,608	35,445	38,989	49,319	45,989	48,040	46,923	40,880
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$10.04							
Value at end of period	$9.45							
Number of accumulation units outstanding at end of period	16,162							
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.18	$13.71	$10.50	$9.07	$9.09	$7.96	$6.12	$8.55
Value at end of period	$14.97	$15.18	$13.71	$10.50	$9.07	$9.09	$7.96	$6.12
Number of accumulation units outstanding at end of period	348,920	379,460	431,133	374,044	385,420	425,772	447,140	479,365
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.71	$16.51	$15.64	$13.71	$13.13	$11.49	$7.69	$9.51
Value at end of period	$16.37	$16.71	$16.51	$15.64	$13.71	$13.13	$11.49	$7.69
Number of accumulation units outstanding at end of period	5,498	6,990	7,053	7,906	5,355	3,888	3,694	5,710
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.06	$13.22	$9.95	$8.69	$8.70	$7.63	$6.20	$8.38
Value at end of period	$15.18	$15.06	$13.22	$9.95	$8.69	$8.70	$7.63	$6.20
Number of accumulation units outstanding at end of period	128,453	145,794	152,944	153,342	141,118	156,506	188,882	209,655
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.64	$15.19	$11.29	$9.59	$9.70	$7.96	$6.04	$8.88
Value at end of period	$16.34	$16.64	$15.19	$11.29	$9.59	$9.70	$7.96	$6.04
Number of accumulation units outstanding at end of period	65,618	71,260	88,567	90,639	100,862	108,330	120,490	120,898
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.97	$15.15	$10.62	$9.45	$9.52	$7.75	$6.21	$8.43
Value at end of period	$15.46	$15.97	$15.15	$10.62	$9.45	$9.52	$7.75	$6.21
Number of accumulation units outstanding at end of period	43,992	52,904	52,445	54,463	60,077	65,493	73,885	84,620

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.20	$13.32	$13.33	$12.19	$11.33	$10.32	$9.25	$9.83
Value at end of period	$14.29	$14.20	$13.32	$13.33	$12.19	$11.33	$10.32	$9.25
Number of accumulation units outstanding at end of period	173,998	94,548	91,054	98,333	105,331	109,267	123,769	143,974
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$9.80	$10.42	$8.58	$7.22	$8.23	$7.63	$6.99	
Value at end of period	$9.71	$9.80	$10.42	$8.58	$7.22	$8.23	$7.63	
Number of accumulation units outstanding at end of period	10,617	10,940	10,254	2,880	2,713	2,761	2,015	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$18.35	$16.15	$12.33	$10.44	$10.34			
Value at end of period	$19.52	$18.35	$16.15	$12.33	$10.44			
Number of accumulation units outstanding at end of period	109,685	118,698	87,123	90,959	82,588			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.50	$14.08	$10.76	$9.38	$9.06	$7.59	$6.74	$8.79
Value at end of period	$14.81	$15.50	$14.08	$10.76	$9.38	$9.06	$7.59	$6.74
Number of accumulation units outstanding at end of period	20,206	27,737	19,369	19,245	18,949	11,929	9,581	12,213
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$19.18	$17.62	$13.35	$11.69	$11.75	$9.02	$6.37	$9.34
Value at end of period	$19.28	$19.18	$17.62	$13.35	$11.69	$11.75	$9.02	$6.37
Number of accumulation units outstanding at end of period	30,097	31,184	30,387	25,486	22,859	26,750	12,540	13,942
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.43	$10.42	$10.42	$10.42	$10.42	$10.39	$10.36	$10.27
Value at end of period	$10.43	$10.43	$10.42	$10.42	$10.42	$10.42	$10.39	$10.36
Number of accumulation units outstanding at end of period	38,594	53,242	50,446	45,828	68,239	74,008	75,330	97,099
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.71	$12.76	$9.76	$8.83	$9.23	$7.95	$6.39	$8.71
Value at end of period	$14.66	$14.71	$12.76	$9.76	$8.83	$9.23	$7.95	$6.39
Number of accumulation units outstanding at end of period	112	2,287	6,467	8,228	4,582	4,408	4,361	4,181
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$25.39	$22.45	$17.01	$14.86	$14.26	$12.64	$10.72	
Value at end of period	$27.32	$25.39	$22.45	$17.01	$14.86	$14.26	$12.64	
Number of accumulation units outstanding at end of period	26,651	15,693	9,731	9,207	1,546	6,343	1,648	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$16.39	$14.51	$10.99	$9.51	$9.27	$8.26	$6.68	$8.42
Value at end of period	$16.73	$16.39	$14.51	$10.99	$9.51	$9.27	$8.26	$6.68
Number of accumulation units outstanding at end of period	11,045	1,640	2,559	4,944	2,557	5,311	3,960	3,911
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$22.79	$20.31	$15.45	$13.33	$13.25	$11.92	$10.08	
Value at end of period	$21.93	$22.79	$20.31	$15.45	$13.33	$13.25	$11.92	
Number of accumulation units outstanding at end of period	15,614	12,743	4,718	4,993	5,579	751	490	

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	$11.44	
Value at end of period	$27.32	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	
Number of accumulation units outstanding at end of period	2,293	1,754	1,755	1,748	1,734	1,815	1,989	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2011)								
Value at beginning of period	$18.17	$16.12	$12.02	$10.27	$9.30			
Value at end of period	$17.66	$18.17	$16.12	$12.02	$10.27			
Number of accumulation units outstanding at end of period	11,086	9,822	2,765	682	362			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$18.20	$17.34	$12.50	$10.77	$11.21	$10.08		
Value at end of period	$17.37	$18.20	$17.34	$12.50	$10.77	$11.21		
Number of accumulation units outstanding at end of period	11,236	1,331	1,304	837	838	838		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$18.77	$17.77	$12.78	$11.10	$11.00	$8.31	$6.34	$9.09
Value at end of period	$18.60	$18.77	$17.77	$12.78	$11.10	$11.00	$8.31	$6.34
Number of accumulation units outstanding at end of period	4,532	476	288	288	0	11,109	0	282
VOYA SMALL COMPANY PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$17.19	$16.14	$11.71	$10.23	$10.49	$8.43	$6.61	$9.02
Value at end of period	$17.06	$17.19	$16.14	$11.71	$10.23	$10.49	$8.43	$6.61
Number of accumulation units outstanding at end of period	22,737	29,534	31,624	32,853	39,333	46,093	49,521	45,373
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.47	$11.81	$10.15	$8.95	$9.23	$8.12	$6.45	$8.71
Value at end of period	$12.46	$12.47	$11.81	$10.15	$8.95	$9.23	$8.12	$6.45
Number of accumulation units outstanding at end of period	4,392	7,498	6,934	30,128	38,964	36,058	35,287	5,926
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.58	$11.91	$9.89	$8.60	$9.01	$7.87	$6.13	$8.53
Value at end of period	$12.52	$12.58	$11.91	$9.89	$8.60	$9.01	$7.87	$6.13
Number of accumulation units outstanding at end of period	2,154	2,332	27,484	27,049	24,808	26,581	23,235	24,052
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84	$8.43
Value at end of period	$12.41	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84
Number of accumulation units outstanding at end of period	14,535	15,438	14,064	10,218	8,279	6,491	4,877	5,051
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2013)								
Value at beginning of period	$13.27	$12.55	$12.08					
Value at end of period	$13.29	$13.27	$12.55					
Number of accumulation units outstanding at end of period	8,572	0	1,366					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64	$9.22
Value at end of period	$13.65	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64
Number of accumulation units outstanding at end of period	2,809	2,786	2,701	2,496	2,340	2,189	2,025	2,700

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.03	$12.22	$9.99	$8.68	$8.95	$7.91	$6.32	$8.63
Value at end of period	$12.87	$13.03	$12.22	$9.99	$8.68	$8.95	$7.91	$6.32
Number of accumulation units outstanding at end of period	12,412	12,311	14,852	14,805	17,840	18,817	21,181	25,964
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.24	$12.41	$10.65	$9.37	$9.43	$8.41	$6.91	$8.87
Value at end of period	$13.17	$13.24	$12.41	$10.65	$9.37	$9.43	$8.41	$6.91
Number of accumulation units outstanding at end of period	18,875	18,565	18,875	15,095	14,467	13,919	13,436	26,032
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27	$9.86
Value at end of period	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27
Number of accumulation units outstanding at end of period	8,303	6,655	1,616	1,499	1,113	539	168	168
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$19.34	$17.20	$13.09	$11.25	$11.62	$9.52	$7.02	$8.80
Value at end of period	$19.01	$19.34	$17.20	$13.09	$11.25	$11.62	$9.52	$7.02
Number of accumulation units outstanding at end of period	2,255	3,196	3,587	3,523	3,295	5,600	3,911	11,028
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$17.21	$16.50	$11.88	$9.93	$9.71	$7.68	$5.68	$8.16
Value at end of period	$16.35	$17.21	$16.50	$11.88	$9.93	$9.71	$7.68	$5.68
Number of accumulation units outstanding at end of period	3,068	3,440	3,377	3,259	3,155	4,609	4,529	6,052
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73	$9.75
Value at end of period	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73
Number of accumulation units outstanding at end of period	8,175	5,311	4,997	7,307	3,374	3,368	2,537	2,086
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.59	$12.01	$11.76	$10.18	$9.30	$7.27	$5.35	$8.36
Value at end of period	$16.05	$15.59	$12.01	$11.76	$10.18	$9.30	$7.27	$5.35
Number of accumulation units outstanding at end of period	8,559	13,078	6,560	6,519	15,603	12,919	1,374	12,492
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.29	$12.66	$9.40	$8.37	$8.78	$7.84	$5.96	$8.50
Value at end of period	$14.71	$14.29	$12.66	$9.40	$8.37	$8.78	$7.84	$5.96
Number of accumulation units outstanding at end of period	1,903	1,831	3,970	3,774	3,779	3,935	3,941	5,436
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$15.92	$15.26	$10.90	$9.55	$9.81	$8.92		
Value at end of period	$15.45	$15.92	$15.26	$10.90	$9.55	$9.81		
Number of accumulation units outstanding at end of period	830	830	830	830	829	830		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.62	$14.73	$10.83	$9.45	$10.61	$8.26	$5.94	$8.91
Value at end of period	$15.36	$15.62	$14.73	$10.83	$9.45	$10.61	$8.26	$5.94
Number of accumulation units outstanding at end of period	252	252	252	252	252	8,190	252	252

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05	$8.12
Value at end of period	$14.41	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05
Number of accumulation units outstanding at end of period	28,516	44,281	49,428	41,401	42,419	45,383	50,780	62,696
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51	$8.95
Value at end of period	$15.39	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51
Number of accumulation units outstanding at end of period	45,864	59,988	67,772	66,464	81,359	90,750	97,347	105,356
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59	$8.50
Value at end of period	$14.75	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59
Number of accumulation units outstanding at end of period	9,068	5,192	4,885	4,508	3,880	8,554	8,058	6,919
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91	$8.36
Value at end of period	$7.90	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91
Number of accumulation units outstanding at end of period	779	817	935	866	2,060	3,561	14,026	13,398
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53	$8.72
Value at end of period	$18.09	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53
Number of accumulation units outstanding at end of period	3,177	6,752	5,916	2,618	1,291	2,223	4,474	4,123
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57	$8.83
Value at end of period	$18.00	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57
Number of accumulation units outstanding at end of period	1,163	1,163	1,163	1,588	1,662	1,663	1,669	1,175
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76	$8.26
Value at end of period	$14.12	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76
Number of accumulation units outstanding at end of period	177,749	199,040	222,892	230,183	251,434	297,679	328,746	358,220
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96	$9.54
Value at end of period	$17.16	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96
Number of accumulation units outstanding at end of period	6,618	6,433	6,244	6,160	12,344	8,249	6,907	26
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14	$9.41
Value at end of period	$18.43	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14
Number of accumulation units outstanding at end of period	64,908	64,420	69,825	65,786	68,165	65,198	37,188	17,769
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55	$8.93
Value at end of period	$18.01	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55
Number of accumulation units outstanding at end of period	85,651	105,463	128,535	134,939	156,105	164,714	185,936	192,210

CFI 18

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.54	$13.53	$10.43	$8.90	$8.98	$7.81	$6.25	$8.33
Value at end of period	$13.54	$14.54	$13.53	$10.43	$8.90	$8.98	$7.81	$6.25
Number of accumulation units outstanding at end of period	17,619	17,098	23,842	18,517	17,708	17,804	25,413	16,189
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.80	$15.46	$11.10	$9.34	$9.44	$8.08	$5.65	$8.52
Value at end of period	$18.62	$16.80	$15.46	$11.10	$9.34	$9.44	$8.08	$5.65
Number of accumulation units outstanding at end of period	66,274	57,957	70,040	68,451	67,183	76,054	78,945	75,353
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.12	$9.22	$8.06	$6.79	$7.75	$6.81	$4.95	$8.25
Value at end of period	$9.03	$9.12	$9.22	$8.06	$6.79	$7.75	$6.81	$4.95
Number of accumulation units outstanding at end of period	854	835	117	384	341	475	545	5,294
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34	$9.17
Value at end of period	$10.37	$10.73	$11.48	$9.55	$8.03	$9.13	$8.38	$6.34
Number of accumulation units outstanding at end of period	53,833	55,097	64,695	68,620	64,735	67,137	74,448	75,532
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.31	$12.66	$9.69	$7.96	$8.44	$7.83	$5.92	$8.41
Value at end of period	$11.38	$12.31	$12.66	$9.69	$7.96	$8.44	$7.83	$5.92
Number of accumulation units outstanding at end of period	1,283	3,704	3,303	3,125	1,889	1,700	1,674	828
WANGER INTERNATIONAL								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$11.64	$12.17	$9.95	$8.18	$9.59	$7.67	$5.12	$8.01
Value at end of period	$11.65	$11.64	$12.17	$9.95	$8.18	$9.59	$7.67	$5.12
Number of accumulation units outstanding at end of period	673	673	673	673	1,970	1,968	2,200	5,143
WANGER SELECT								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.72	$13.30	$9.88	$8.34	$10.13	$8.01	$4.82	$8.37
Value at end of period	$13.75	$13.72	$13.30	$9.88	$8.34	$10.13	$8.01	$4.82
Number of accumulation units outstanding at end of period	4,071	7,723	10,336	10,765	10,617	9,156	8,455	20,090
WANGER USA								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.64	$15.88	$11.87	$9.89	$10.25	$8.31	$5.84	$8.69
Value at end of period	$16.54	$16.64	$15.88	$11.87	$9.89	$10.25	$8.31	$5.84
Number of accumulation units outstanding at end of period	5,469	5,491	7,821	8,662	9,263	8,731	9,424	8,654
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R–4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.34	$13.80	$10.46	$9.30	$8.70	$7.67	$6.45	$8.42
Value at end of period	$15.30	$15.34	$13.80	$10.46	$9.30	$8.70	$7.67	$6.45
Number of accumulation units outstanding at end of period	25,622	21,486	20,360	20,518	20,939	22,812	23,763	22,900
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.82	$15.67	$11.35	$10.00	$10.22	$8.34	$6.42	$8.62
Value at end of period	$16.05	$16.82	$15.67	$11.35	$10.00	$10.22	$8.34	$6.42
Number of accumulation units outstanding at end of period	439	492	490	490	490	363	1,708	1,509

TABLE 3

CFI 19

Condensed Financial Information (continued)

TABLE 3

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)								
(Funds were first received in this option during August 2015)								
Value at beginning of period	$17.47							
Value at end of period	$17.07							
Number of accumulation units outstanding at end of period	1,011							
AMANA INCOME FUND (INVESTOR CLASS)								
(Funds were first received in this option during August 2015)								
Value at beginning of period	$17.45							
Value at end of period	$17.18							
Number of accumulation units outstanding at end of period	1,007							
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$12.72	$12.69						
Value at end of period	$12.44	$12.72						
Number of accumulation units outstanding at end of period	17,382	12,063						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$12.39	$12.53	$10.02	$9.53				
Value at end of period	$11.90	$12.39	$12.53	$10.02				
Number of accumulation units outstanding at end of period	45,651	32,058	2,213	1,292				
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$20.65	$18.86	$16.00	$16.06				
Value at end of period	$20.18	$20.65	$18.86	$16.00				
Number of accumulation units outstanding at end of period	2,785	2,060	2,096	3,186				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$14.60	$13.08	$10.01	$9.90				
Value at end of period	$14.26	$14.60	$13.08	$10.01				
Number of accumulation units outstanding at end of period	47,551	48,739	49,788	61,332				
COLUMBIA MID CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$16.71	$15.56						
Value at end of period	$15.83	$16.71						
Number of accumulation units outstanding at end of period	82,239	58,203						
EUROPACIFIC GROWTH FUND® (CLASS R-4)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$21.83	$22.45	$18.70	$15.70	$18.19	$16.65	$11.98	$17.83
Value at end of period	$21.63	$21.83	$22.45	$18.70	$15.70	$18.19	$16.65	$11.98
Number of accumulation units outstanding at end of period	333,239	296,524	231,221	225,319	85	79	73	66
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$36.30	$32.46	$24.75	$21.28	$21.86	$18.66	$13.77	$21.28
Value at end of period	$36.51	$36.30	$32.46	$24.75	$21.28	$21.86	$18.66	$13.77
Number of accumulation units outstanding at end of period	537,161	550,778	493,378	486,225	213	209	203	183

	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.84	$21.95	$17.14	$14.63	$14.50	$12.61	$9.69	$15.42
Value at end of period	$22.87	$23.84	$21.95	$17.14	$14.63	$14.50	$12.61	$9.69
Number of accumulation units outstanding at end of period	99,334	104,146	108,184	113,405	260	248	234	322
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$24.46	$22.00	$16.15	$14.10	$14.08	$11.35	$8.86	$14.72
Value at end of period	$26.19	$24.46	$22.00	$16.15	$14.10	$14.08	$11.35	$8.86
Number of accumulation units outstanding at end of period	129,178	132,088	132,639	141,171	91	91	90	194
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$17.50	$19.06	$14.63	$13.88				
Value at end of period	$18.12	$17.50	$19.06	$14.63				
Number of accumulation units outstanding at end of period	9,696	6,496	6,441	6,858				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$32.59	$32.44	$23.83	$20.15	$20.96	$16.36	$12.68	$17.39
Value at end of period	$30.15	$32.59	$32.44	$23.83	$20.15	$20.96	$16.36	$12.68
Number of accumulation units outstanding at end of period	84,598	90,844	94,934	97,307	238	222	206	194
FUNDAMENTAL INVESTORS℠ (CLASS R-4)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$15.27	$14.03	$10.69	$10.49				
Value at end of period	$15.76	$15.27	$14.03	$10.69				
Number of accumulation units outstanding at end of period	115,784	95,126	60,186	48,899				
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$54.98	$50.75	$36.25	$36.63				
Value at end of period	$57.67	$54.98	$50.75	$36.25				
Number of accumulation units outstanding at end of period	2,465	2,385	2,288	2,218				
INVESCO V.I. CORE EQUITY FUND (SERIES I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$18.22	$16.87	$13.06	$11.48	$11.50	$10.51	$8.20	$10.84
Value at end of period	$17.15	$18.22	$16.87	$13.06	$11.48	$11.50	$10.51	$8.20
Number of accumulation units outstanding at end of period	9,876	13,639	9,270	8,935	0	0	0	9
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)								
(Funds were first received in this option during July 2015)								
Value at beginning of period	$11.51							
Value at end of period	$10.56							
Number of accumulation units outstanding at end of period	2,653							
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$13.72	$12.05	$9.10	$9.08				
Value at end of period	$13.26	$13.72	$12.05	$9.10				
Number of accumulation units outstanding at end of period	5,853	2,667	4,042	4,357				
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$24.33	$21.84	$16.77	$14.66	$15.29	$12.20	$9.64	$14.38
Value at end of period	$23.38	$24.33	$21.84	$16.77	$14.66	$15.29	$12.20	$9.64
Number of accumulation units outstanding at end of period	120,052	122,321	118,887	114,648	82	70	57	67

	2015	2014	2013	2012	2011	2010	2009	2008
NEW PERSPECTIVE FUND® (CLASS R-4)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$24.53	$23.80	$18.79	$18.18				
Value at end of period	$25.81	$24.53	$23.80	$18.79				
Number of accumulation units outstanding at end of period	165,580	163,373	161,118	146,955				
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$86.88	$91.36	$84.40	$69.91	$85.44	$67.35	$37.10	$62.28
Value at end of period	$74.59	$86.88	$91.36	$84.40	$69.91	$85.44	$67.35	$37.10
Number of accumulation units outstanding at end of period	43,034	42,781	40,368	38,164	22	18	14	8
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$25.50	$22.81	$16.19	$15.62				
Value at end of period	$23.97	$25.50	$22.81	$16.19				
Number of accumulation units outstanding at end of period	7,789	12,267	11,171	2,704				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$18.14	$16.81	$14.46	$14.29				
Value at end of period	$18.02	$18.14	$16.81	$14.46				
Number of accumulation units outstanding at end of period	3,821	3,023	2,656	6,368				
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$16.55	$16.07	$17.71	$17.60				
Value at end of period	$16.08	$16.55	$16.07	$17.71				
Number of accumulation units outstanding at end of period	140,773	145,022	147,031	136,537				
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$7.92	$9.07	$9.26	$8.76				
Value at end of period	$6.70	$7.92	$9.07	$9.26				
Number of accumulation units outstanding at end of period	17,124	12,437	12,961	11,131				
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$19.47	$19.47	$17.39	$16.95				
Value at end of period	$18.68	$19.47	$19.47	$17.39				
Number of accumulation units outstanding at end of period	69,423	71,399	54,662	42,419				
SMALLCAP WORLD FUND® (CLASS R-4)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$14.42	$14.18	$10.97	$10.70				
Value at end of period	$14.79	$14.42	$14.18	$10.97				
Number of accumulation units outstanding at end of period	11,586	10,388	13,635	8,509				
TEMPLETON GLOBAL BOND FUND (CLASS A)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$35.95	$35.43	$34.69	$29.99	$30.75	$27.31	$23.00	$22.11
Value at end of period	$34.38	$35.95	$35.43	$34.69	$29.99	$30.75	$27.31	$23.00
Number of accumulation units outstanding at end of period	26,733	27,196	24,599	26,712	7	6	5	4
THE BOND FUND OF AMERICA℠ (CLASS R-4)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$12.52	$11.87	$12.12	$12.08				
Value at end of period	$12.53	$12.52	$11.87	$12.12				
Number of accumulation units outstanding at end of period	9,184	3,785	16,710	10,824				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.40	$21.44	$16.03	$13.31	$14.01	$12.49	$9.29	$13.92
Value at end of period	$24.62	$23.40	$21.44	$16.03	$13.31	$14.01	$12.49	$9.29
Number of accumulation units outstanding at end of period	254,642	264,753	265,515	259,161	504	464	421	390
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63	$15.38
Value at end of period	$21.44	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63
Number of accumulation units outstanding at end of period	74,433	76,359	84,772	83,651	66	66	66	66
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$15.17	$15.12	$15.77	$15.80				
Value at end of period	$14.67	$15.17	$15.12	$15.77				
Number of accumulation units outstanding at end of period	70,637	69,694	73,989	76,424				
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$10.04							
Value at end of period	$9.44							
Number of accumulation units outstanding at end of period	107,678							
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29	$10.44
Value at end of period	$17.71	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29
Number of accumulation units outstanding at end of period	159,709	160,772	166,922	152,682	188	187	186	303
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51	$13.57
Value at end of period	$23.14	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51
Number of accumulation units outstanding at end of period	72,699	68,027	37,725	33,638	294	294	294	275
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57	$23.89
Value at end of period	$44.50	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57
Number of accumulation units outstanding at end of period	150,142	154,521	155,922	148,870	35	35	35	24
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54	$17.18
Value at end of period	$31.03	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54
Number of accumulation units outstanding at end of period	78,581	79,692	83,188	79,653	100	91	80	64
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54	$17.52
Value at end of period	$23.84	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54
Number of accumulation units outstanding at end of period	428,891	154,384	145,532	135,956	11	10	8	6
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	$6.98	
Value at end of period	$9.64	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	
Number of accumulation units outstanding at end of period	73,255	54,039	9,202	15,357	51	38	25	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$18.28	$16.10	$12.31	$10.43	$10.33			
Value at end of period	$19.42	$18.28	$16.10	$12.31	$10.43			
Number of accumulation units outstanding at end of period	37,148	31,019	16,560	14,213	53			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49	$8.57
Value at end of period	$14.15	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49
Number of accumulation units outstanding at end of period	577,615	607,099	646,937	625,390	160	155	148	141
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$29.73	$27.34	$20.74	$20.69				
Value at end of period	$29.86	$29.73	$27.34	$20.74				
Number of accumulation units outstanding at end of period	71,979	56,196	33,476	30,375				
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$14.36	$14.37	$14.38	$14.39				
Value at end of period	$14.35	$14.36	$14.37	$14.38				
Number of accumulation units outstanding at end of period	101,306	103,456	111,436	99,589				
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$17.14	$14.88	$11.40	$11.43				
Value at end of period	$17.06	$17.14	$14.88	$11.40				
Number of accumulation units outstanding at end of period	6,996	3,260	2,799	2,661				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$25.25	$22.35	$16.95	$17.44				
Value at end of period	$27.14	$25.25	$22.35	$16.95				
Number of accumulation units outstanding at end of period	9,999	10,925	10,789	17,219				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$16.28	$14.47						
Value at end of period	$16.60	$16.28						
Number of accumulation units outstanding at end of period	93,090	66,048						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$18.05	$16.63						
Value at end of period	$17.53	$18.05						
Number of accumulation units outstanding at end of period	35,923	31,417						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$18.08	$17.55						
Value at end of period	$17.24	$18.08						
Number of accumulation units outstanding at end of period	37,827	32,880						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$20.03	$18.99	$13.67	$13.60				
Value at end of period	$19.83	$20.03	$18.99	$13.67				
Number of accumulation units outstanding at end of period	89,463	74,586	64,961	64,892				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01	$19.99
Value at end of period	$38.45	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01
Number of accumulation units outstanding at end of period	113,827	111,377	106,106	102,714	0	0	0	7
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$16.40	$15.55	$13.38	$13.22				
Value at end of period	$16.37	$16.40	$15.55	$13.38				
Number of accumulation units outstanding at end of period	233,332	213,934	207,545	183,303				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$17.18	$16.27	$13.53	$13.32				
Value at end of period	$17.08	$17.18	$16.27	$13.53				
Number of accumulation units outstanding at end of period	353,750	319,965	278,405	245,400				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$17.68	$16.68	$13.52	$13.32				
Value at end of period	$17.49	$17.68	$16.68	$13.52				
Number of accumulation units outstanding at end of period	573,680	509,461	447,287	368,560				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$16.63	$15.67	$12.70	$12.49				
Value at end of period	$16.47	$16.63	$15.67	$12.70				
Number of accumulation units outstanding at end of period	134,647	101,667	71,671	42,347				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$15.51	$14.68	$13.74	$13.68				
Value at end of period	$15.51	$15.51	$14.68	$13.74				
Number of accumulation units outstanding at end of period	145,718	87,637	84,606	93,046				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70	$14.97
Value at end of period	$20.74	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70
Number of accumulation units outstanding at end of period	4,507	5,129	11,052	11,112	9	9	9	9
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$18.86	$17.72	$14.49	$14.26				
Value at end of period	$18.62	$18.86	$17.72	$14.49				
Number of accumulation units outstanding at end of period	4,936	2,062	2,265	2,772				
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$19.40	$18.20	$15.63	$15.40				
Value at end of period	$19.27	$19.40	$18.20	$15.63				
Number of accumulation units outstanding at end of period	14,605	15,164	12,898	12,297				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$32.38	$28.82	$21.96	$18.89	$19.53	$16.02	$11.82	$14.85
Value at end of period	$31.79	$32.38	$28.82	$21.96	$18.89	$19.53	$16.02	$11.82
Number of accumulation units outstanding at end of period	14,436	16,279	16,637	6,031	0	0	0	16

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46	$17.51
Value at end of period	$32.76	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46
Number of accumulation units outstanding at end of period	29,026	30,225	31,239	30,046	211	203	194	199
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$6.73	$9.75
Value at end of period	$14.53	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$6.73
Number of accumulation units outstanding at end of period	156,462	135,376	129,226	117,501	90	70	49	21
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$18.14	$15.27						
Value at end of period	$18.65	$18.14						
Number of accumulation units outstanding at end of period	9,243	7,133						
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$32.64	$28.97	$21.52	$21.41				
Value at end of period	$33.58	$32.64	$28.97	$21.52				
Number of accumulation units outstanding at end of period	1,543	1,860	1,737	2,993				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$24.22	$22.86	$16.83	$14.69	$16.52	$12.88	$9.26	$13.61
Value at end of period	$23.79	$24.22	$22.86	$16.83	$14.69	$16.52	$12.88	$9.26
Number of accumulation units outstanding at end of period	16,215	15,735	14,881	11,600	32	32	32	26
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38	$13.85
Value at end of period	$22.17	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38
Number of accumulation units outstanding at end of period	10,691	9,683	13,523	4,967	148	132	114	104
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62	$12.03
Value at end of period	$19.59	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62
Number of accumulation units outstanding at end of period	133,811	138,769	144,017	140,209	607	607	607	607
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$20.49	$18.63	$13.93	$13.94				
Value at end of period	$19.87	$20.49	$18.63	$13.93				
Number of accumulation units outstanding at end of period	6,586	10,425	11,792	1,232				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34	$21.90
Value at end of period	$19.73	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34
Number of accumulation units outstanding at end of period	80	80	80	80	69	56	42	24
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48	$17.26
Value at end of period	$34.31	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48
Number of accumulation units outstanding at end of period	13,927	8,955	9,649	7,427	159	150	141	130

	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$20.62	$20.17	$15.89	$13.07	$14.24	$12.28	$8.81	$13.03
Value at end of period	$21.45	$20.62	$20.17	$15.89	$13.07	$14.24	$12.28	$8.81
Number of accumulation units outstanding at end of period	148,783	152,883	169,607	172,634	423	421	419	503
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$20.49	$21.01						
Value at end of period	$19.52	$20.49						
Number of accumulation units outstanding at end of period	5,012	3,786						
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$12.61
Value at end of period	$24.43	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53
Number of accumulation units outstanding at end of period	444,957	394,175	323,985	275,397	83	83	83	83
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$24.85	$22.24	$16.47	$14.20	$14.76	$11.50	$7.86	$12.33
Value at end of period	$25.32	$24.85	$22.24	$16.47	$14.20	$14.76	$11.50	$7.86
Number of accumulation units outstanding at end of period	57,862	54,905	56,748	55,835	442	419	392	580
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2012)								
Value at beginning of period	$28.29	$26.35	$20.33	$20.02				
Value at end of period	$26.31	$28.29	$26.35	$20.33				
Number of accumulation units outstanding at end of period	22,110	21,957	25,492	21,172				
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$30.06	$27.69	$19.90	$16.75	$16.95	$14.52	$10.17	$15.50
Value at end of period	$33.28	$30.06	$27.69	$19.90	$16.75	$16.95	$14.52	$10.17
Number of accumulation units outstanding at end of period	260,415	261,639	257,213	245,079	168	165	162	205
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$17.27	$17.48	$15.31	$12.90	$14.73	$12.96	$9.43	$16.06
Value at end of period	$17.09	$17.27	$17.48	$15.31	$12.90	$14.73	$12.96	$9.43
Number of accumulation units outstanding at end of period	35	35	35	35	30	22	14	6
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$10.66	$11.42	$9.50	$8.00	$9.10	$8.37	$6.34	$10.21
Value at end of period	$10.29	$10.66	$11.42	$9.50	$8.00	$9.10	$8.37	$6.34
Number of accumulation units outstanding at end of period	19,656	14,217	10,653	8,414	287	259	228	482
WANGER INTERNATIONAL								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$12.96	$13.57	$11.10	$9.14	$10.72	$8.59	$5.74	$9.68
Value at end of period	$12.96	$12.96	$13.57	$11.10	$9.14	$10.72	$8.59	$5.74
Number of accumulation units outstanding at end of period	6,063	20,137	10,678	11,140	95	95	95	95
WANGER SELECT								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$23.88	$23.18	$17.24	$14.57	$17.71	$14.01	$8.44	$14.64
Value at end of period	$23.92	$23.88	$23.18	$17.24	$14.57	$17.71	$14.01	$8.44
Number of accumulation units outstanding at end of period	106,402	112,788	115,678	121,183	22	20	16	12

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86	$13.14
Value at end of period	$24.91	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86
Number of accumulation units outstanding at end of period	50,655	52,044	53,568	52,295	44	41	37	24
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$21.76	$19.59	$14.88	$13.24	$12.39	$10.94	$6.45	$8.42
Value at end of period	$21.69	$21.76	$19.59	$14.88	$13.24	$12.39	$10.94	$6.45
Number of accumulation units outstanding at end of period	107,204	105,219	100,058	111,096	0	0	0	22,900
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03	$21.81
Value at end of period	$39.80	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03
Number of accumulation units outstanding at end of period	39,085	43,456	44,890	46,010	27	24	19	14

TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.68	$12.37	$12.83
Value at end of period	$12.39	$12.68	$12.37
Number of accumulation units outstanding at end of period	0	0	4,316
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.34	$12.48	$10.94
Value at end of period	$11.85	$12.34	$12.48
Number of accumulation units outstanding at end of period	0	0	2,445
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$20.23	$18.47	$18.47
Value at end of period	$18.11	$20.23	$18.47
Number of accumulation units outstanding at end of period	298	298	127
COLUMBIA MID CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.65	$14.89	$12.84
Value at end of period	$15.76	$16.65	$14.89
Number of accumulation units outstanding at end of period	0	0	18,238
EUROPACIFIC GROWTH FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$21.71	$22.34	$19.51
Value at end of period	$21.50	$21.71	$22.34
Number of accumulation units outstanding at end of period	0	0	24,714

Condensed Financial Information (continued)

	2015	**2014**	**2013**
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$36.00	$32.21	$27.79
Value at end of period	$36.19	$36.00	$32.21
Number of accumulation units outstanding at end of period	0	0	19,678
TEMPLETON GLOBAL BOND FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$11.28	$11.12	$10.84
Value at end of period	$10.79	$11.28	$11.12
Number of accumulation units outstanding at end of period	0	0	27,732
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$9.70	$10.33	$9.14
Value at end of period	$9.60	$9.70	$10.33
Number of accumulation units outstanding at end of period	0	0	21,063
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$29.53	$27.17	$23.60
Value at end of period	$29.64	$29.53	$27.17
Number of accumulation units outstanding at end of period	205	205	9,786
VOYA MONEY MARKET PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$14.24	$14.26	$14.27
Value at end of period	$14.22	$14.24	$14.26
Number of accumulation units outstanding at end of period	0	0	2,332
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.22	$14.39	$12.60
Value at end of period	$16.54	$16.22	$14.39
Number of accumulation units outstanding at end of period	0	0	29,107
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.99	$15.99	$13.94
Value at end of period	$17.46	$17.99	$15.99
Number of accumulation units outstanding at end of period	0	0	9,648
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.02	$17.20	$14.52
Value at end of period	$17.17	$18.02	$17.20
Number of accumulation units outstanding at end of period	0	0	13,787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$19.90	$18.87	$15.91
Value at end of period	$19.69	$19.90	$18.87
Number of accumulation units outstanding at end of period	0	0	4,868
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.06	$13.92	$14.55
Value at end of period	$18.56	$18.06	$13.92
Number of accumulation units outstanding at end of period	766	765	1,735

CFI 29

	2015	2014	2013
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$23.33	$23.16	$23.16
Value at end of period	$19.62	$23.33	$23.16
Number of accumulation units outstanding at end of period	247	247	101
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$25.65	$23.71	$23.71
Value at end of period	$24.67	$25.65	$23.71
Number of accumulation units outstanding at end of period	236	236	99
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.40	$20.36	$19.39
Value at end of period	$19.43	$20.40	$20.36
Number of accumulation units outstanding at end of period	271	271	3,258
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$23.12	$20.65	$20.65
Value at end of period	$24.30	$23.12	$20.65
Number of accumulation units outstanding at end of period	267	267	114
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$10.62	$11.39	$10.08
Value at end of period	$10.25	$10.62	$11.39
Number of accumulation units outstanding at end of period	0	0	561

TABLE 5

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$21.69	$20.75	$15.44	$13.47	$14.25	$13.42				
Value at end of period	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25				
Number of accumulation units outstanding at end of period	344	331	313	297	15	6				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.61	$12.32	$13.59	$12.77	$11.33	$10.92				
Value at end of period	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33				
Number of accumulation units outstanding at end of period	1,192	1,313	593	6,582	9,470	1,690				
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$30.65	$27.69	$19.19	$15.99	$19.62					
Value at end of period	$29.32	$30.65	$27.69	$19.19	$15.99					
Number of accumulation units outstanding at end of period	0	0	0	0	96					

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period				$5.64	$8.13	$8.58	$7.94	$9.93	$12.40	$12.25
Value at end of period				$8.13	$8.58	$7.94	$9.93	$12.40	$12.25	$11.75
Number of accumulation units outstanding at end of period				145	1,949	316	473	53	35	0
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.91	$10.99	$12.77	$18.40	$20.14
Value at end of period						$10.99	$12.77	$18.40	$20.14	$18.01
Number of accumulation units outstanding at end of period						2,700	18	24	26	26
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.79	$13.87	$14.22	$9.74	$12.17	$13.61	$14.20	$15.65	$18.42	$20.14
Value at end of period	$13.87	$14.22	$9.74	$12.17	$13.61	$14.20	$15.65	$18.42	$20.14	$19.65
Number of accumulation units outstanding at end of period	7,566	95	100	42	3,078	7,853	2,991	415	404	316
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$7.22	$9.15	$8.66	$9.94	$12.97	$14.46
Value at end of period					$9.15	$8.66	$9.94	$12.97	$14.46	$14.10
Number of accumulation units outstanding at end of period					47,730	0	0	0	0	0
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$18.20	$20.06	$11.89	$16.51	$18.01	$15.52	$18.46	$22.13	$21.48
Value at end of period		$20.06	$11.89	$16.51	$18.01	$15.52	$18.46	$22.13	$21.48	$21.25
Number of accumulation units outstanding at end of period		73,974	259	453	202,204	2,703	1,195	1,557	4,462	6,437
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.08	$20.14	$23.63	$13.55	$18.34	$21.45	$20.85	$24.21	$31.71	$35.41
Value at end of period	$20.14	$23.63	$13.55	$18.34	$21.45	$20.85	$24.21	$31.71	$35.41	$35.56
Number of accumulation units outstanding at end of period	434,646	106,326	20,555	18,750	458,761	238,424	238,720	96,589	77,557	72,744
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.73	$16.47	$16.68	$9.54	$12.39	$14.23	$14.33	$16.77	$21.44	$23.25
Value at end of period	$16.47	$16.68	$9.54	$12.39	$14.23	$14.33	$16.77	$21.44	$23.25	$22.27
Number of accumulation units outstanding at end of period	268,626	12,643	11,805	11,560	132,701	93,694	89,416	21,819	19,258	17,154
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.25	$13.06	$16.54	$8.72	$11.16	$13.82	$13.81	$15.80	$21.49	$23.85
Value at end of period	$13.06	$16.54	$8.72	$11.16	$13.82	$13.81	$15.80	$21.49	$23.85	$25.50
Number of accumulation units outstanding at end of period	482,225	8,303	8,552	7,718	161,664	155,677	156,769	53,249	38,383	31,718
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.07	$15.39	$18.01	$10.10	$12.74	$14.38	$11.88	$14.31	$18.62	$17.07
Value at end of period	$15.39	$18.01	$10.10	$12.74	$14.38	$11.88	$14.31	$18.62	$17.07	$17.64
Number of accumulation units outstanding at end of period	17,126	3,637	3,419	1,554	8,381	32,505	35,531	19,503	15,806	14,346
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$19.75	$18.77	$12.54	$16.16	$20.67	$19.84	$23.43	$31.84	$31.94
Value at end of period		$18.77	$12.54	$16.16	$20.67	$19.84	$23.43	$31.84	$31.94	$29.51
Number of accumulation units outstanding at end of period		19,397	26	46	98,563	83,559	86,728	38,388	28,592	25,497
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$7.52	$9.28	$9.08	$10.61	$13.92	$15.12
Value at end of period					$9.28	$9.08	$10.61	$13.92	$15.12	$15.58
Number of accumulation units outstanding at end of period					26,633	0	0	0	0	0

CFI 31

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.20	$36.21	$50.61	$54.75
Value at end of period							$36.21	$50.61	$54.75	$57.35
Number of accumulation units outstanding at end of period							5,110	1,766	1,087	493
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.24	$10.75	$11.60	$8.08	$10.34	$11.30	$11.27	$12.80	$16.50	$17.80
Value at end of period	$10.75	$11.60	$8.08	$10.34	$11.30	$11.27	$12.80	$16.50	$17.80	$16.73
Number of accumulation units outstanding at end of period	77,519	60	60	60	8,437	18,670	20,343	4,041	2,067	1,877
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$7.22	$9.13	$8.58	$9.02	$11.93	$13.56
Value at end of period					$9.13	$8.58	$9.02	$11.93	$13.56	$13.09
Number of accumulation units outstanding at end of period					1,147	0	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.56	$15.71	$15.77	$9.54	$12.04	$15.07	$14.43	$16.49	$21.43	$23.84
Value at end of period	$15.71	$15.77	$9.54	$12.04	$15.07	$14.43	$16.49	$21.43	$23.84	$22.88
Number of accumulation units outstanding at end of period	93,847	55	55	16	120,327	128,102	128,754	28,984	20,098	16,874
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.27	$10.80	$11.93	$16.42	$18.06
Value at end of period						$10.80	$11.93	$16.42	$18.06	$17.92
Number of accumulation units outstanding at end of period						309	18	27	69	78
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$17.71	$17.48	$10.84	$14.86	$16.71	$15.40	$18.55	$23.46	$24.14
Value at end of period		$17.48	$10.84	$14.86	$16.71	$15.40	$18.55	$23.46	$24.14	$25.36
Number of accumulation units outstanding at end of period		692	1,003	1,109	152,419	2,063	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$69.81	$70.67	$36.63	$66.41	$84.12	$68.72	$82.84	$89.54	$85.02
Value at end of period		$70.67	$36.63	$66.41	$84.12	$68.72	$82.84	$89.54	$85.02	$72.89
Number of accumulation units outstanding at end of period		20	642	923	34,387	1,095	765	903	920	678
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$12.89	$13.34	$8.27	$11.32	$13.94	$13.60	$16.00	$22.51	$25.13
Value at end of period		$13.34	$8.27	$11.32	$13.94	$13.60	$16.00	$22.51	$25.13	$23.59
Number of accumulation units outstanding at end of period		25	289	610	2,689	308	0	0	0	0
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$10.89	$13.06	$12.79	$14.20	$16.47	$17.75
Value at end of period					$13.06	$12.79	$14.20	$16.47	$17.75	$17.61
Number of accumulation units outstanding at end of period					9,263	0	0	0	0	0
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$11.45	$12.26	$11.37	$13.42	$14.47	$16.12	$17.49	$15.83	$16.28
Value at end of period		$12.26	$11.37	$13.42	$14.47	$16.12	$17.49	$15.83	$16.28	$15.80
Number of accumulation units outstanding at end of period		55,776	878	878	25,893	817	829	38	42	42
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$12.55	$12.81	$5.34	$9.31	$10.76	$8.22	$9.18	$8.98	$7.83
Value at end of period		$12.81	$5.34	$9.31	$10.76	$8.22	$9.18	$8.98	$7.83	$6.61
Number of accumulation units outstanding at end of period		18,219	18,253	18,362	40,120	18,278	180	180	180	180

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$12.60	$12.45	$8.02	$12.84	$15.12	$14.83	$17.17	$19.19	$19.16
Value at end of period		$12.45	$8.02	$12.84	$15.12	$14.83	$17.17	$19.19	$19.16	$18.36
Number of accumulation units outstanding at end of period		641	718	1,811	45,663	1,683	1,728	1,756	1,823	1,525
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$7.98	$5.48	$8.40	$10.48	$8.95	$10.90	$14.06	$14.28
Value at end of period			$5.48	$8.40	$10.48	$8.95	$10.90	$14.06	$14.28	$14.62
Number of accumulation units outstanding at end of period			31	162	6,334	3,294	246	293	340	293
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$21.22	$21.46	$22.75	$26.97	$30.31	$29.52	$34.10	$34.77	$35.23
Value at end of period		$21.46	$22.75	$26.97	$30.31	$29.52	$34.10	$34.77	$35.23	$33.65
Number of accumulation units outstanding at end of period		1,475	2,584	3,225	28,543	1,930	2,106	2,502	2,766	3,141
THE BOND FUND OF AMERICA^{SM} (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$10.55	$10.73	$11.40	$12.04	$11.77	$12.39
Value at end of period					$10.73	$11.40	$12.04	$11.77	$12.39	$12.39
Number of accumulation units outstanding at end of period					2,489	0	0	0	0	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$15.79	$15.18	$9.23	$12.38	$13.87	$13.16	$15.83	$21.13	$23.03
Value at end of period		$15.18	$9.23	$12.38	$13.87	$13.16	$15.83	$21.13	$23.03	$24.19
Number of accumulation units outstanding at end of period		579	1,011	470	218,149	782	541	644	787	663
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$15.15	$15.96	$11.44	$13.61	$15.49	$15.25	$17.29	$20.13	$21.33
Value at end of period	$15.15	$15.96	$11.44	$13.61	$15.49	$15.25	$17.29	$20.13	$21.33	$20.88
Number of accumulation units outstanding at end of period	46,964	48,556	43,294	39,380	129,977	127,231	125,251	87,159	64,118	56,677
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.21	$10.92	$11.85	$9.98	$12.11	$14.15	$14.64	$15.76	$15.09	$15.12
Value at end of period	$10.92	$11.85	$9.98	$12.11	$14.15	$14.64	$15.76	$15.09	$15.12	$14.43
Number of accumulation units outstanding at end of period	124,184	3,783	4,260	4,910	80,815	150,574	126,185	26,666	20,728	12,769
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.04
Value at end of period										$9.43
Number of accumulation units outstanding at end of period										35,696
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$15.53	$15.66	$16.78	$17.22	$16.86	$17.64
Value at end of period					$15.66	$16.78	$17.22	$16.86	$17.64	$17.88
Number of accumulation units outstanding at end of period					301	811	1,934	2,626	1,713	296
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.44	$10.76	$11.52	$7.17	$9.32	$10.61	$10.55	$12.18	$15.88	$17.54
Value at end of period	$10.76	$11.52	$7.17	$9.32	$10.61	$10.55	$12.18	$15.88	$17.54	$17.24
Number of accumulation units outstanding at end of period	75,268	159,937	138,850	125,289	310,416	272,902	269,718	173,367	140,731	122,188
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.80	$11.77	$9.09	$13.55	$15.44	$16.09	$18.30	$19.28	$19.45
Value at end of period		$11.77	$9.09	$13.55	$15.44	$16.09	$18.30	$19.28	$19.45	$19.01
Number of accumulation units outstanding at end of period		995	0	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.48	$14.26	$14.94	$9.36	$11.50	$13.08	$13.03	$14.88	$19.73	$22.41
Value at end of period	$14.26	$14.94	$9.36	$11.50	$13.08	$13.03	$14.88	$19.73	$22.41	$22.54
Number of accumulation units outstanding at end of period	246,214	16,811	16,232	16,104	46,527	98,686	99,583	31,862	25,391	21,915
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.79	$24.88	$26.18	$16.30	$21.42	$26.05	$25.69	$30.16	$40.48	$44.24
Value at end of period	$24.88	$26.18	$16.30	$21.42	$26.05	$25.69	$30.16	$40.48	$44.24	$43.34
Number of accumulation units outstanding at end of period	179,477	26,753	5,005	4,981	149,806	86,553	88,735	34,697	27,353	25,868
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.54	$19.92	$18.63	$12.34	$15.37	$18.84	$18.65	$20.91	$29.76	$31.30
Value at end of period	$19.92	$18.63	$12.34	$15.37	$18.84	$18.65	$20.91	$29.76	$31.30	$30.22
Number of accumulation units outstanding at end of period	116,439	12,579	2,428	3,055	93,201	22,072	21,058	6,638	4,731	3,967
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.70	$11.05	$12.78	$15.82	$16.78
Value at end of period						$11.05	$12.78	$15.82	$16.78	$16.42
Number of accumulation units outstanding at end of period						9	17	25	27	27
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.26	$15.84	$16.75	$15.29	$17.02	$18.65	$20.01	$21.83	$21.75	$23.14
Value at end of period	$15.84	$16.75	$15.29	$17.02	$18.65	$20.01	$21.83	$21.75	$23.14	$23.22
Number of accumulation units outstanding at end of period	179,852	62,115	31,797	13,448	139,371	90,151	101,996	25,080	18,809	17,714
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$6.96	$7.60	$8.17	$7.16	$8.48	$10.27	$9.64
Value at end of period				$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53
Number of accumulation units outstanding at end of period				2,282	9,245	21,403	19,122	7,991	5,769	5,570
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.33	$10.41	$12.27	$16.03	$18.16
Value at end of period						$10.41	$12.27	$16.03	$18.16	$19.27
Number of accumulation units outstanding at end of period						30,626	39,568	13,229	28,771	20,438
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$9.98	$9.27	$6.46	$7.26	$8.64	$8.92	$10.21	$13.33	$14.64
Value at end of period		$9.27	$6.46	$7.26	$8.64	$8.92	$10.21	$13.33	$14.64	$13.95
Number of accumulation units outstanding at end of period		6,663	6,475	5,911	364,387	344,568	336,551	140,431	104,535	100,964
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$13.72	$18.04	$17.90	$20.39	$26.84	$29.14
Value at end of period					$18.04	$17.90	$20.39	$26.84	$29.14	$29.22
Number of accumulation units outstanding at end of period					14,880	29,105	31,648	21,264	15,532	14,062
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.57	$13.15	$13.79	$14.13	$14.14	$14.14	$14.10	$14.07	$14.04	$14.01
Value at end of period	$13.15	$13.79	$14.13	$14.14	$14.14	$14.10	$14.07	$14.04	$14.01	$13.97
Number of accumulation units outstanding at end of period	1,706	4,291	5,139	1,351	96,671	284,731	294,949	85,264	61,512	54,424
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$11.36	$11.42	$7.46	$9.26	$10.73	$10.24	$11.29	$14.71	$16.92
Value at end of period		$11.42	$7.46	$9.26	$10.73	$10.24	$11.29	$14.71	$16.92	$16.82
Number of accumulation units outstanding at end of period		16,135	359	422	3,534	11,305	12,634	6,726	6,843	5,115

CFI 34

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2010)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period					$11.40	$14.20	$14.76	$16.85	$22.19	$25.04
Value at end of period					$14.20	$14.76	$16.85	$22.19	$25.04	$26.87
Number of accumulation units outstanding at end of period					3,486	0	0	0	0	0

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$6.97	$8.23	$9.21	$9.42	$10.86	$14.31	$16.12
Value at end of period				$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41
Number of accumulation units outstanding at end of period				796	3,413	0	0	0	0	0

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)
(Funds were first received in this option during October 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$10.84	$10.31	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63
Value at end of period		$10.31	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63	$19.41
Number of accumulation units outstanding at end of period		582	611	584	35,169	324,939	314,376	70,513	54,322	49,883

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$17.45	$20.33	$21.48	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84
Value at end of period	$20.33	$21.48	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84	$37.45
Number of accumulation units outstanding at end of period	35,528	4,638	4,167	3,545	88,279	55,124	54,120	20,639	17,045	16,062

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$12.59	$12.87	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16
Value at end of period		$12.87	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16	$16.11
Number of accumulation units outstanding at end of period		253,906	3,925	4,187	138,473	50,074	57,966	40,721	33,784	33,375

VOYA SOLUTION 2035 PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$12.96	$13.32	$8.37	$10.72	$12.25	$11.65	$13.38	$16.06	$16.93
Value at end of period		$13.32	$8.37	$10.72	$12.25	$11.65	$13.38	$16.06	$16.93	$16.81
Number of accumulation units outstanding at end of period		232,729	853	1,379	153,460	68,010	89,230	49,183	36,002	28,596

VOYA SOLUTION 2045 PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$13.31	$13.75	$8.25	$10.68	$12.27	$11.61	$13.37	$16.46	$17.42
Value at end of period		$13.75	$8.25	$10.68	$12.27	$11.61	$13.37	$16.46	$17.42	$17.21
Number of accumulation units outstanding at end of period		83,862	0	0	207,136	45,607	68,053	59,086	53,716	47,216

VOYA SOLUTION 2055 PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2010)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period					$10.75	$11.60	$10.98	$12.65	$15.58	$16.52
Value at end of period					$11.60	$10.98	$12.65	$15.58	$16.52	$16.33
Number of accumulation units outstanding at end of period					2,762	66	297	5,864	7,254	10,134

VOYA SOLUTION INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$11.37	$11.66	$9.69	$11.33	$12.39	$12.40	$13.58	$14.49	$15.29
Value at end of period		$11.66	$9.69	$11.33	$12.39	$12.40	$13.58	$14.49	$15.29	$15.26
Number of accumulation units outstanding at end of period		35,163	0	0	88,986	2,947	2,150	614	588	20,027

VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$13.24	$14.31	$15.10	$11.51	$13.54	$15.00	$15.23	$17.06	$19.08	$20.29
Value at end of period	$14.31	$15.10	$11.51	$13.54	$15.00	$15.23	$17.06	$19.08	$20.29	$20.20
Number of accumulation units outstanding at end of period	104	1,174	1,190	524	2,171	20,935	21,175	7,248	4,850	3,539

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$12.00	$13.55	$14.20	$9.06	$11.32	$12.76	$12.36	$14.18	$17.31	$18.40
Value at end of period	$13.55	$14.20	$9.06	$11.32	$12.76	$12.36	$14.18	$17.31	$18.40	$18.13
Number of accumulation units outstanding at end of period	1,440	1,618	1,423	1,364	3,363	4,651	3,655	2,384	2,843	2,352

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.92	$17.78	$15.29	$13.49	$13.60	$12.17	$10.02	$14.44	$13.73	$12.38
Value at end of period	$18.77	$18.92	$17.78	$15.29	$13.49	$13.60	$12.17	$10.02	$14.44	$13.73
Number of accumulation units outstanding at end of period	1,209	1,142	1,170	14,658	13,765	11,931	6,623	6,618	6,623	748
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$21.99	$19.45	$14.77	$12.79	$12.59	$11.00	$8.74	$13.93	$13.79	
Value at end of period	$22.18	$21.99	$19.45	$14.77	$12.79	$12.59	$11.00	$8.74	$13.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	58,802	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$31.77	$28.32	$21.61	$18.62	$19.28	$15.84	$11.70	$15.97	$17.44	
Value at end of period	$31.14	$31.77	$28.32	$21.61	$18.62	$19.28	$15.84	$11.70	$15.97	
Number of accumulation units outstanding at end of period	1,027	1,130	1,046	818	1,561	2,924	685	815	635	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$33.88	$32.55	$23.50	$19.69	$19.31	$15.30	$11.35	$19.36	$20.28	
Value at end of period	$32.09	$33.88	$32.55	$23.50	$19.69	$19.31	$15.30	$11.35	$19.36	
Number of accumulation units outstanding at end of period	1,867	1,714	2,069	2,091	3,231	28,664	1,926	1,616	2,113	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.61	$12.84	$12.39	$9.85	$10.41	$8.97	$6.72	$9.75		
Value at end of period	$14.37	$14.61	$12.84	$12.39	$9.85	$10.41	$8.97	$6.72		
Number of accumulation units outstanding at end of period	144	108	75	40	1	84,966	388	356		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.90	$13.82	$13.57	$11.78	$10.78	$8.45	$6.23	$10.16	$12.16	
Value at end of period	$18.38	$17.90	$13.82	$13.57	$11.78	$10.78	$8.45	$6.23	$10.16	
Number of accumulation units outstanding at end of period	2,692	2,959	1,589	1,994	1,518	71	309	309	297	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$32.01	$28.44	$21.16	$18.90	$19.87	$17.78	$13.54	$22.34	$23.12	
Value at end of period	$32.88	$32.01	$28.44	$21.16	$18.90	$19.87	$17.78	$13.54	$22.34	
Number of accumulation units outstanding at end of period	0	0	136	136	136	5,907	767	602	261	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.10	$16.43	$11.77	$10.33	$10.64	$8.51	$6.84	$10.41	$11.12	
Value at end of period	$16.55	$17.10	$16.43	$11.77	$10.33	$10.64	$8.51	$6.84	$10.41	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	287	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.87	$22.57	$16.63	$14.55	$16.38	$12.79	$9.21	$15.18	$15.91	
Value at end of period	$23.42	$23.87	$22.57	$16.63	$14.55	$16.38	$12.79	$9.21	$15.18	
Number of accumulation units outstanding at end of period	445	406	519	717	616	14,269	152	91	41	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$23.16	$21.27	$15.80	$13.35	$13.67	$11.90	$9.28	$14.65	$15.83	
Value at end of period	$21.72	$23.16	$21.27	$15.80	$13.35	$13.67	$11.90	$9.28	$14.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,182	0	0	279	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.38	$18.75	$14.56	$13.37	$13.55	$12.09	$9.88	$12.52	$12.12	$11.16
Value at end of period	$19.91	$20.38	$18.75	$14.56	$13.37	$13.55	$12.09	$9.88	$12.52	$12.12
Number of accumulation units outstanding at end of period	252,085	287,391	347,145	885,952	855,441	159,124	13,635	12,532	14,448	773,134

CFI 36

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$13.80	$13.16	$8.90	$11.00	$12.35	$12.05	$13.77	$18.39	$20.20
Value at end of period		$13.16	$8.90	$11.00	$12.35	$12.05	$13.77	$18.39	$20.20	$19.56
Number of accumulation units outstanding at end of period		199	321	350	3,262	591	414	431	453	539
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$24.31	$25.25	$12.28	$21.01	$25.21	$20.55	$24.42	$22.96	$23.11
Value at end of period		$25.25	$12.28	$21.01	$25.21	$20.55	$24.42	$22.96	$23.11	$19.41
Number of accumulation units outstanding at end of period		630	75	163	163	1,156	547	458	458	458
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$19.42	$18.50	$12.35	$15.48	$18.99	$19.29	$23.09	$30.30	$34.76
Value at end of period		$18.50	$12.35	$15.48	$18.99	$19.29	$23.09	$30.30	$34.76	$33.62
Number of accumulation units outstanding at end of period		2,532	2,484	1,870	5,736	0	657	1,225	1,397	1,554
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.23	$13.83	$14.70	$9.09	$12.66	$14.65	$13.43	$15.70	$20.67	$20.32
Value at end of period	$13.83	$14.70	$9.09	$12.66	$14.65	$13.43	$15.70	$20.67	$20.32	$21.91
Number of accumulation units outstanding at end of period	445,063	68,286	22,623	18,565	211,304	381,617	375,352	112,764	81,590	59,967
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.40	$11.27	$7.94	$13.23	$15.71	$15.56	$18.03	$20.21	$20.23
Value at end of period		$11.27	$7.94	$13.23	$15.71	$15.56	$18.03	$20.21	$20.23	$19.24
Number of accumulation units outstanding at end of period		2	268	788	965	930	1,260	1,786	1,312	928
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$13.44	$13.11	$9.48	$12.60	$14.33	$14.71	$16.79	$20.47	$22.90
Value at end of period		$13.11	$9.48	$12.60	$14.33	$14.71	$16.79	$20.47	$22.90	$24.04
Number of accumulation units outstanding at end of period		7,421	8,135	8,508	211,022	7,243	7,575	7,820	10,540	14,407
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.54	$12.54	$14.18	$7.81	$11.74	$15.05	$14.46	$16.75	$21.95	$25.19
Value at end of period	$12.54	$14.18	$7.81	$11.74	$15.05	$14.46	$16.75	$21.95	$25.19	$25.64
Number of accumulation units outstanding at end of period	221,863	28,848	28,558	26,332	84,000	66,180	67,934	39,017	32,271	9,290
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$18.96	$18.91	$12.13	$15.12	$17.34	$17.14	$20.04	$25.94	$27.80
Value at end of period		$18.91	$12.13	$15.12	$17.34	$17.14	$20.04	$25.94	$27.80	$25.82
Number of accumulation units outstanding at end of period		46,886	1	47	23,085	821	93	104	114	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$14.01	$15.83	$17.36	$10.01	$14.27	$16.63	$16.42	$19.47	$27.05	$29.32
Value at end of period	$15.83	$17.36	$10.01	$14.27	$16.63	$16.42	$19.47	$27.05	$29.32	$32.41
Number of accumulation units outstanding at end of period	2,492	3,794	3,113	2,350	203,597	45,946	58,142	12,319	10,514	8,549
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.21	$6.33	$8.35	$9.06	$7.96	$9.44	$11.32	$10.55
Value at end of period			$6.33	$8.35	$9.06	$7.96	$9.44	$11.32	$10.55	$10.17
Number of accumulation units outstanding at end of period			6,036	5,403	12,754	24,026	21,810	12,563	11,045	10,719
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$10.94	$10.55	$5.72	$8.55	$10.66	$9.08	$11.01	$13.43	$12.81
Value at end of period		$10.55	$5.72	$8.55	$10.66	$9.08	$11.01	$13.43	$12.81	$12.79
Number of accumulation units outstanding at end of period		8	275	474	6,894	5,513	2,271	2,401	2,558	2,812

CFI 37

Condensed Financial Information (continued)

	2015	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**
WANGER SELECT										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38	$16.49	$16.44	
Value at end of period	$23.50	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38	$16.49	
Number of accumulation units outstanding at end of period	657	639	468	274	303	120,047	1,265	841	41,726	
WANGER USA										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80	$14.63	$14.64	
Value at end of period	$24.48	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80	$14.63	
Number of accumulation units outstanding at end of period	853	786	778	1,064	1,028	50,005	450	396	25,430	
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14	$13.71	$14.65	
Value at end of period	$21.31	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14	$13.71	
Number of accumulation units outstanding at end of period	57	794	771	814	839	120,051	226	184	117	
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$40.84	$38.14	$27.69	$24.47	$25.07	$20.11				
Value at end of period	$38.89	$40.84	$38.14	$27.69	$24.47	$25.07				
Number of accumulation units outstanding at end of period	0	0	0	0	0	45,589				

TABLE 6
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2015	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$21.63	$20.70	$15.41	$13.45	$14.24	$12.46				
Value at end of period	$22.09	$21.63	$20.70	$15.41	$13.45	$14.24				
Number of accumulation units outstanding at end of period	249	230	407	185	161	19				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70	$7.90			
Value at end of period	$16.82	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70			
Number of accumulation units outstanding at end of period	11,711	17,922	24,314	28,567	19,813	19,116	9,708			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00	$8.19			
Value at end of period	$16.93	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00			
Number of accumulation units outstanding at end of period	16,228	25,720	35,420	31,039	25,060	21,015	11,231			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76	$10.20			
Value at end of period	$12.27	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76			
Number of accumulation units outstanding at end of period	3,400	2,308	2,353	3,620	2,392	4,053	4,657			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2013)										
Value at beginning of period								$18.93	$27.52	$30.44
Value at end of period								$27.52	$30.44	$29.11
Number of accumulation units outstanding at end of period								4,615	3,141	1,500
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$8.64	$5.82	$8.11	$8.57	$7.92	$9.90	$12.36	$12.20
Value at end of period			$5.82	$8.11	$8.57	$7.92	$9.90	$12.36	$12.20	$11.70
Number of accumulation units outstanding at end of period			7,259	7,775	1,233	2,546	2,721	7,358	12,157	20,311
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period					$10.63	$11.79	$10.98	$12.75	$18.37	$20.09
Value at end of period					$11.79	$10.98	$12.75	$18.37	$20.09	$17.96
Number of accumulation units outstanding at end of period					4,984	6,840	7,028	10,959	11,272	11,364
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period										$9.07
Value at end of period										$9.19
Number of accumulation units outstanding at end of period										402
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$10.61
Value at end of period										$10.12
Number of accumulation units outstanding at end of period										6,102
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period					$12.39	$15.88	$15.74	$17.77	$23.61	$25.05
Value at end of period					$15.88	$15.74	$17.77	$23.61	$25.05	$23.25
Number of accumulation units outstanding at end of period					4,253	3,972	2,480	2,609	877	883
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$14.57	$14.15	$9.69	$12.10	$13.53	$14.10	$15.54	$18.28	$19.98
Value at end of period		$14.15	$9.69	$12.10	$13.53	$14.10	$15.54	$18.28	$19.98	$19.48
Number of accumulation units outstanding at end of period		3,060	7,776	8,552	6,428	4,749	5,656	5,608	7,770	7,663
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period						$9.84	$9.51	$10.98	$11.28	$14.64
Value at end of period						$9.51	$10.98	$11.28	$14.64	$15.33
Number of accumulation units outstanding at end of period						12,148	11,435	575	2,086	4,809
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.64	$6.21	$7.88	$9.14	$8.65	$9.91	$12.93	$14.41
Value at end of period			$6.21	$7.88	$9.14	$8.65	$9.91	$12.93	$14.41	$14.04
Number of accumulation units outstanding at end of period			154	32,562	4,647	6,732	4,235	3,024	8,892	2,801
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.06	$6.12	$8.07	$9.89	$9.43	$10.96	$14.76	$16.49
Value at end of period			$6.12	$8.07	$9.89	$9.43	$10.96	$14.76	$16.49	$15.59
Number of accumulation units outstanding at end of period			650	1,131	1,470	1,303	1,525	2,111	2,337	2,409

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$13.22									
Value at end of period	$11.87									
Number of accumulation units outstanding at end of period	173									
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$21.37	$22.02	$18.38	$15.46	$17.95	$16.46	$11.86	$20.02	$16.89	$14.06
Value at end of period	$21.13	$21.37	$22.02	$18.38	$15.46	$17.95	$16.46	$11.86	$20.02	$16.89
Number of accumulation units outstanding at end of period	72,250	70,005	66,676	60,361	50,519	47,859	214,093	197,719	126,355	68
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.12	$31.46	$24.04	$20.71	$21.31	$18.24	$13.48	$23.51	$20.06	$18.01
Value at end of period	$35.25	$35.12	$31.46	$24.04	$20.71	$21.31	$18.24	$13.48	$23.51	$20.06
Number of accumulation units outstanding at end of period	87,909	98,206	97,006	98,760	95,945	308,801	737,447	694,989	351,410	225
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.06	$21.27	$16.65	$14.24	$14.14	$12.32	$9.49	$16.60	$18.11	
Value at end of period	$22.08	$23.06	$21.27	$16.65	$14.24	$14.14	$12.32	$9.49	$16.60	
Number of accumulation units outstanding at end of period	43,597	47,100	46,714	64,898	65,858	153,469	299,834	292,021	137,220	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.66	$21.32	$15.68	$13.72	$13.73	$11.09	$8.67	$16.46	$17.01	
Value at end of period	$25.28	$23.66	$21.32	$15.68	$13.72	$13.73	$11.09	$8.67	$16.46	
Number of accumulation units outstanding at end of period	80,655	92,923	102,025	97,948	95,959	243,469	406,574	409,765	166,932	
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.93	$18.47	$14.20	$11.80	$14.29	$12.67	$10.04	$17.92	$18.40	
Value at end of period	$17.49	$16.93	$18.47	$14.20	$11.80	$14.29	$12.67	$10.04	$17.92	
Number of accumulation units outstanding at end of period	8,838	7,408	7,913	10,365	10,351	36,295	53,660	46,047	9,223	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$31.73	$31.64	$23.29	$19.74	$20.57	$16.09	$12.49	$18.71	$20.51	
Value at end of period	$29.29	$31.73	$31.64	$23.29	$19.74	$20.57	$16.09	$12.49	$18.71	
Number of accumulation units outstanding at end of period	16,399	17,264	18,668	18,308	17,562	84,684	179,700	159,550	90,406	
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.07	$13.88	$10.59	$9.07	$9.27	$8.16	$6.14	$8.98		
Value at end of period	$15.52	$15.07	$13.88	$10.59	$9.07	$9.27	$8.16	$6.14		
Number of accumulation units outstanding at end of period	29,164	28,379	20,319	14,117	4,102	3,061	15,264	549		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$19.11	$18.34	$14.24	$12.94	$13.84	$12.34	$11.82			
Value at end of period	$18.23	$19.11	$18.34	$14.24	$12.94	$13.84	$12.34			
Number of accumulation units outstanding at end of period	1,659	1,204	765	964	703	666	127			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$54.67	$50.57	$36.19	$37.20						
Value at end of period	$57.24	$54.67	$50.57	$36.19						
Number of accumulation units outstanding at end of period	2,199	1,923	1,781	1,619						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.66	$16.38	$12.71	$11.19	$11.23	$10.29	$8.04	$11.54	$12.06	
Value at end of period	$16.59	$17.66	$16.38	$12.71	$11.19	$11.23	$10.29	$8.04	$11.54	
Number of accumulation units outstanding at end of period	7,667	7,692	7,561	11,710	12,509	38,020	48,596	60,385	6,961	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$11.06									
Value at end of period	$10.52									
Number of accumulation units outstanding at end of period	147									
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$34.83	$31.05	$23.52	$20.12	$20.47	$16.31	$11.30	$20.38		
Value at end of period	$36.12	$34.83	$31.05	$23.52	$20.12	$20.47	$16.31	$11.30		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	318	306		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.51	$11.89	$9.00	$8.56	$9.12	$7.43	$5.39	$7.94		
Value at end of period	$13.03	$13.51	$11.89	$9.00	$8.56	$9.12	$7.43	$5.39		
Number of accumulation units outstanding at end of period	136	146	0	0	0	0	268	172		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.39	$17.56	$12.99	$11.23	$11.47	$8.95				
Value at end of period	$17.68	$18.39	$17.56	$12.99	$11.23	$11.47				
Number of accumulation units outstanding at end of period	906	692	488	275	157	157				
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.68	$21.30	$16.39	$14.35	$15.00	$11.99	$9.50	$15.71	$15.67	$14.01
Value at end of period	$22.72	$23.68	$21.30	$16.39	$14.35	$15.00	$11.99	$9.50	$15.71	$15.67
Number of accumulation units outstanding at end of period	17,873	18,264	21,582	34,322	31,626	161,207	284,893	295,857	114,200	135
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$10.31	$9.77	$9.73							
Value at end of period	$10.27	$10.31	$9.77							
Number of accumulation units outstanding at end of period	3,546	26	26							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.98	$16.36	$11.89	$10.77	$11.14	$9.12	$7.01	$11.32		
Value at end of period	$17.83	$17.98	$16.36	$11.89	$10.77	$11.14	$9.12	$7.01		
Number of accumulation units outstanding at end of period	1,511	1,468	2,374	2,239	2,118	1,278	1,425	1,041		
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$24.01	$23.34	$18.47	$15.34	$16.65	$14.82	$10.81	$17.45	$15.10	$12.64
Value at end of period	$25.21	$24.01	$23.34	$18.47	$15.34	$16.65	$14.82	$10.81	$17.45	$15.10
Number of accumulation units outstanding at end of period	64,326	68,489	62,786	57,207	50,767	50,962	191,754	163,521	101,026	88
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$21.17									
Value at end of period	$20.42									
Number of accumulation units outstanding at end of period	516									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$84.41	$88.94	$82.33	$68.33	$83.68	$66.10	$36.48	$70.40	$52.76	$39.59
Value at end of period	$72.33	$84.41	$88.94	$82.33	$68.33	$83.68	$66.10	$36.48	$70.40	$52.76
Number of accumulation units outstanding at end of period	8,694	7,403	7,557	7,434	7,115	7,690	34,513	29,836	21,822	23
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$25.01	$22.41	$15.94	$13.55	$13.90	$11.30	$8.26	$13.33	$13.53	$11.96
Value at end of period	$23.47	$25.01	$22.41	$15.94	$13.55	$13.90	$11.30	$8.26	$13.33	$13.53
Number of accumulation units outstanding at end of period	5,054	6,018	5,403	3,238	3,247	3,032	1,911	1,170	87	83

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.52	$12.77	$13.94	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62
Value at end of period	$12.77	$13.94	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62	$17.48
Number of accumulation units outstanding at end of period	86	2,128	9,208	7,802	2,302	1,909	2,175	2,404	2,340	1,788
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.58	$12.24	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20
Value at end of period		$12.24	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20	$15.71
Number of accumulation units outstanding at end of period		1,294	17,789	25,400	14,362	14,980	17,612	15,529	14,935	10,253
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$13.42	$12.81	$5.34	$9.29	$10.74	$8.20	$9.16	$8.95	$7.80
Value at end of period		$12.81	$5.34	$9.29	$10.74	$8.20	$9.16	$8.95	$7.80	$6.58
Number of accumulation units outstanding at end of period		6,877	28,966	38,887	19,487	17,464	17,181	17,011	16,728	2,080
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$12.73	$12.43	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06
Value at end of period		$12.43	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06	$18.25
Number of accumulation units outstanding at end of period		36,834	42,787	44,347	6,327	5,674	4,547	4,870	5,214	5,909
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$6.39	$5.48	$8.40	$10.46	$8.94	$10.87	$14.02	$14.23
Value at end of period			$5.48	$8.40	$10.46	$8.94	$10.87	$14.02	$14.23	$14.56
Number of accumulation units outstanding at end of period			88	2,107	7,684	10,062	12,073	12,131	14,617	16,340
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$10.02
Value at end of period										$9.98
Number of accumulation units outstanding at end of period										2,797
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$21.26	$21.39	$22.66	$26.86	$30.17	$29.37	$33.91	$34.55	$35.00
Value at end of period		$21.39	$22.66	$26.86	$30.17	$29.37	$33.91	$34.55	$35.00	$33.41
Number of accumulation units outstanding at end of period		14,707	48,185	56,272	28,205	29,492	29,160	24,385	24,883	22,578
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.68	$8.75	$10.02	$10.72	$11.38	$12.01	$11.74	$12.35
Value at end of period			$8.75	$10.02	$10.72	$11.38	$12.01	$11.74	$12.35	$12.34
Number of accumulation units outstanding at end of period			136	2,597	1,060	1,738	3,122	1,995	3,067	5,468
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.40	$13.71	$15.15	$9.21	$12.35	$13.82	$13.11	$15.76	$21.03	$22.90
Value at end of period	$13.71	$15.15	$9.21	$12.35	$13.82	$13.11	$15.76	$21.03	$22.90	$24.05
Number of accumulation units outstanding at end of period	231	173,779	250,525	263,366	72,540	72,655	74,283	84,560	87,235	81,015
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$10.36	$8.79	$7.70	$3.73	$3.41
Value at end of period						$8.79	$7.70	$3.73	$3.41	$2.49
Number of accumulation units outstanding at end of period						11,643	15,584	34,260	26,207	74,651
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$16.18	$15.88	$11.38	$13.53	$15.40	$15.15	$17.16	$19.97	$21.15
Value at end of period		$15.88	$11.38	$13.53	$15.40	$15.15	$17.16	$19.97	$21.15	$20.69
Number of accumulation units outstanding at end of period		142,186	217,775	206,017	109,951	28,128	26,337	26,337	29,536	10,486

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.68
Number of accumulation units outstanding at end of period										19
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.77	$11.96	$9.96	$12.08	$14.11	$14.59	$15.52	$14.86	$14.87
Value at end of period		$11.96	$9.96	$12.08	$14.11	$14.59	$15.52	$14.86	$14.87	$14.19
Number of accumulation units outstanding at end of period		69,352	261,593	245,722	169,537	17,157	17,522	18,000	23,325	16,628
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.42
Number of accumulation units outstanding at end of period										86,998
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.94	$11.47	$7.13	$9.26	$10.54	$10.48	$12.10	$15.76	$17.39
Value at end of period		$11.47	$7.13	$9.26	$10.54	$10.48	$12.10	$15.76	$17.39	$17.09
Number of accumulation units outstanding at end of period		262,708	589,751	579,334	570,427	376,096	381,208	393,434	385,500	348,882
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$11.42	$11.75	$9.08	$13.52	$15.40	$16.03	$18.23	$19.20	$19.36
Value at end of period		$11.75	$9.08	$13.52	$15.40	$16.03	$18.23	$19.20	$19.36	$18.91
Number of accumulation units outstanding at end of period		11	3,073	6,376	6,049	5,383	7,800	7,035	7,357	4,720
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$15.59	$14.87	$9.31	$11.44	$12.99	$12.94	$14.77	$19.57	$22.22
Value at end of period		$14.87	$9.31	$11.44	$12.99	$12.94	$14.77	$19.57	$22.22	$22.34
Number of accumulation units outstanding at end of period		46,123	188,676	178,682	136,641	38,953	37,581	31,913	32,206	36,264
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$27.78	$26.05	$16.22	$21.30	$25.89	$25.51	$29.94	$40.16	$43.87
Value at end of period		$26.05	$16.22	$21.30	$25.89	$25.51	$29.94	$40.16	$43.87	$42.96
Number of accumulation units outstanding at end of period		127,979	247,422	254,397	120,366	43,620	43,015	42,851	38,232	37,900
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.48	$19.83	$18.54	$12.28	$15.28	$18.72	$18.53	$20.76	$29.53	$31.05
Value at end of period	$19.83	$18.54	$12.28	$15.28	$18.72	$18.53	$20.76	$29.53	$31.05	$29.96
Number of accumulation units outstanding at end of period	104	120,154	145,901	138,722	48,159	24,379	24,205	25,095	24,001	22,478
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.20	$15.77	$16.67	$15.21	$16.92	$18.53	$19.87	$21.67	$21.58	$22.95
Value at end of period	$15.77	$16.67	$15.21	$16.92	$18.53	$19.87	$21.67	$21.58	$22.95	$23.02
Number of accumulation units outstanding at end of period	133	118,510	189,956	193,048	87,057	15,783	14,029	13,800	16,172	43,592
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.89	$5.95	$7.59	$8.16	$7.15	$8.46	$10.24	$9.60
Value at end of period			$5.95	$7.59	$8.16	$7.15	$8.46	$10.24	$9.60	$9.49
Number of accumulation units outstanding at end of period			779	41,437	44,026	23,173	23,602	25,434	22,632	32,904
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.33	$10.41	$12.26	$16.00	$18.12
Value at end of period						$10.41	$12.26	$16.00	$18.12	$19.22
Number of accumulation units outstanding at end of period						37,968	47,720	41,022	260,678	238,455

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.57	$13.28	$10.18	$8.90	$8.62	$7.25	$6.45	$9.26	$9.95	
Value at end of period	$13.88	$14.57	$13.28	$10.18	$8.90	$8.62	$7.25	$6.45	$9.26	
Number of accumulation units outstanding at end of period	249,627	268,313	258,904	266,003	254,646	223,254	582,644	605,802	308,523	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$28.94	$26.67	$20.27	$17.80	$17.95	$13.81	$9.79	$15.75	$15.90	
Value at end of period	$29.01	$28.94	$26.67	$20.27	$17.80	$17.95	$13.81	$9.79	$15.75	
Number of accumulation units outstanding at end of period	29,920	25,211	26,686	14,040	11,438	30,161	46,066	39,349	2,350	
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05	$13.73	$13.47	
Value at end of period	$13.85	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05	$13.73	
Number of accumulation units outstanding at end of period	71,299	124,383	204,519	61,427	79,086	393,924	478,360	582,760	21,423	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.85	$14.65	$11.25	$10.21	$10.70	$9.24	$7.45	$11.41	$12.08	
Value at end of period	$16.74	$16.85	$14.65	$11.25	$10.21	$10.70	$9.24	$7.45	$11.41	
Number of accumulation units outstanding at end of period	35,747	35,743	35,025	34,480	39,950	47,153	44,616	39,837	1,540	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.97	$22.14	$16.82	$14.74	$14.19	$12.61	$10.72			
Value at end of period	$26.78	$24.97	$22.14	$16.82	$14.74	$14.19	$12.61			
Number of accumulation units outstanding at end of period	4,638	2,998	1,287	484	238	63	479			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.06	$14.27	$10.84	$9.41	$9.20	$8.22	$6.96			
Value at end of period	$16.35	$16.06	$14.27	$10.84	$9.41	$9.20	$8.22			
Number of accumulation units outstanding at end of period	6,375	4,727	2,246	2,655	2,792	4,857	1,174			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$22.41	$20.03	$15.28	$13.22	$13.19	$12.30				
Value at end of period	$21.50	$22.41	$20.03	$15.28	$13.22	$13.19				
Number of accumulation units outstanding at end of period	4,924	7,553	3,049	820	755	706				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$27.07	$24.44	$18.17	$15.78	$16.18	$12.90	$11.43			
Value at end of period	$26.78	$27.07	$24.44	$18.17	$15.78	$16.18	$12.90			
Number of accumulation units outstanding at end of period	3,484	3,470	2,280	2,818	2,713	1,077	929			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.81	$15.85	$11.85	$10.15	$10.38	$8.69				
Value at end of period	$17.26	$17.81	$15.85	$11.85	$10.15	$10.38				
Number of accumulation units outstanding at end of period	2,936	2,908	833	800	106	106				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$17.84	$17.05	$12.33	$10.65	$11.12	$9.00				
Value at end of period	$16.98	$17.84	$17.05	$12.33	$10.65	$11.12				
Number of accumulation units outstanding at end of period	2,654	3,275	2,627	2,485	1,667	3,166				

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$10.89	$10.27	$6.71	$8.77	$11.57	$11.63	$13.36	$18.52	$19.50
Value at end of period		$10.27	$6.71	$8.77	$11.57	$11.63	$13.36	$18.52	$19.50	$19.27
Number of accumulation units outstanding at end of period		2,269	370,460	354,565	326,577	7,066	7,793	9,139	8,683	8,084
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$22.91	$21.38	$14.69	$18.69	$23.17	$22.53	$25.72	$35.33	$37.53
Value at end of period		$21.38	$14.69	$18.69	$23.17	$22.53	$25.72	$35.33	$37.53	$37.12
Number of accumulation units outstanding at end of period		15,179	138,577	169,567	97,110	45,725	44,856	39,957	33,983	31,608
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$13.42	$12.86	$8.48	$10.63	$12.06	$11.65	$13.18	$15.28	$16.09
Value at end of period		$12.86	$8.48	$10.63	$12.06	$11.65	$13.18	$15.28	$16.09	$16.02
Number of accumulation units outstanding at end of period		24,351	103,084	159,045	103,318	74,720	52,976	285,489	289,082	295,560
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$13.96	$13.30	$8.36	$10.69	$12.21	$11.61	$13.33	$15.99	$16.85
Value at end of period		$13.30	$8.36	$10.69	$12.21	$11.61	$13.33	$15.99	$16.85	$16.72
Number of accumulation units outstanding at end of period		27,960	113,613	187,609	86,872	60,602	57,288	255,412	265,719	264,465
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$13.66	$13.73	$8.23	$10.66	$12.23	$11.57	$13.32	$16.39	$17.34
Value at end of period		$13.73	$8.23	$10.66	$12.23	$11.57	$13.32	$16.39	$17.34	$17.12
Number of accumulation units outstanding at end of period		24,327	100,304	188,721	66,476	72,176	78,806	126,327	136,953	127,288
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period							$12.38	$12.63	$15.56	$16.48
Value at end of period							$12.63	$15.56	$16.48	$16.29
Number of accumulation units outstanding at end of period							1,734	4,589	7,261	12,709
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period						$9.37	$9.42	$10.68	$12.32	$13.06
Value at end of period						$9.42	$10.68	$12.32	$13.06	$12.96
Number of accumulation units outstanding at end of period						144	198	245	288	320
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$11.70	$11.64	$9.68	$11.31	$12.35	$12.36	$13.53	$14.43	$15.21
Value at end of period		$11.64	$9.68	$11.31	$12.35	$12.36	$13.53	$14.43	$15.21	$15.18
Number of accumulation units outstanding at end of period		56,354	91,871	88,528	2,977	0	0	13,561	13,979	129,702
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period							$11.05	$11.30	$12.34	$12.98
Value at end of period							$11.30	$12.34	$12.98	$12.90
Number of accumulation units outstanding at end of period							27	9,214	9,568	9,876
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$14.69	$15.03	$11.45	$13.46	$14.90	$15.12	$16.94	$18.93	$20.12
Value at end of period		$15.03	$11.45	$13.46	$14.90	$15.12	$16.94	$18.93	$20.12	$20.02
Number of accumulation units outstanding at end of period		7,354	34,021	31,603	32,301	13,471	13,093	15,034	12,356	13,497

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.25	$17.17	$14.07	$12.27	$12.68	$11.25	$9.01	$14.13	$14.64	
Value at end of period	$17.98	$18.25	$17.17	$14.07	$12.27	$12.68	$11.25	$9.01	$14.13	
Number of accumulation units outstanding at end of period	62,909	38,226	37,516	41,286	39,951	36,877	39,376	37,172	3,078	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.77	$17.64	$15.18	$13.40	$13.52	$12.10	$9.96	$14.38	$14.70	
Value at end of period	$18.60	$18.77	$17.64	$15.18	$13.40	$13.52	$12.10	$9.96	$14.38	
Number of accumulation units outstanding at end of period	21,163	21,760	20,548	20,955	22,138	31,739	55,566	52,428	8,094	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.97	$12.31	$12.67	$12.24	$11.45	$10.82	$10.25	$9.82		
Value at end of period	$12.97	$12.97	$12.31	$12.67	$12.24	$11.45	$10.82	$10.25		
Number of accumulation units outstanding at end of period	28,272	23,404	20,211	18,778	16,101	9,820	7,961	1,543		
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$31.57	$28.15	$21.50	$18.53	$19.19	$15.78	$11.66	$15.93	$17.52	
Value at end of period	$30.93	$31.57	$28.15	$21.50	$18.53	$19.19	$15.78	$11.66	$15.93	
Number of accumulation units outstanding at end of period	18,290	20,847	18,154	14,945	10,382	8,897	11,808	10,525	2,846	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.66	$32.36	$23.38	$19.59	$19.23	$15.24	$11.31	$19.31	$18.25	$15.88
Value at end of period	$31.87	$33.66	$32.36	$23.38	$19.59	$19.23	$15.24	$11.31	$19.31	$18.25
Number of accumulation units outstanding at end of period	16,418	18,094	17,450	16,180	15,243	16,501	42,073	42,300	26,297	91
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.57	$12.81	$12.36	$9.83	$10.40	$8.96	$6.72	$9.75		
Value at end of period	$14.32	$14.57	$12.81	$12.36	$9.83	$10.40	$8.96	$6.72		
Number of accumulation units outstanding at end of period	5,108	8,101	6,771	6,583	5,800	3,908	80,001	76,690		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.82	$13.76	$13.53	$11.74	$10.76	$8.43	$6.22	$11.37		
Value at end of period	$18.29	$17.82	$13.76	$13.53	$11.74	$10.76	$8.43	$6.22		
Number of accumulation units outstanding at end of period	20,835	22,618	19,494	28,176	25,119	16,748	9,684	8,764		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$31.80	$28.27	$21.04	$18.80	$19.78	$17.71	$13.49	$22.27	$23.55	
Value at end of period	$32.64	$31.80	$28.27	$21.04	$18.80	$19.78	$17.71	$13.49	$22.27	
Number of accumulation units outstanding at end of period	4,193	4,378	4,874	6,946	6,097	7,636	7,515	6,384	1,101	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.02	$16.36	$11.73	$10.30	$10.62	$8.50	$6.84	$10.13		
Value at end of period	$16.47	$17.02	$16.36	$11.73	$10.30	$10.62	$8.50	$6.84		
Number of accumulation units outstanding at end of period	8,611	2,454	2,509	2,487	2,293	1,511	190	153		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.75	$22.47	$16.57	$14.50	$16.33	$12.76	$9.20	$15.16	$16.02	
Value at end of period	$23.29	$23.75	$22.47	$16.57	$14.50	$16.33	$12.76	$9.20	$15.16	
Number of accumulation units outstanding at end of period	7,625	9,792	10,640	15,168	11,856	11,751	16,015	7,926	5,092	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$23.01	$21.15	$15.71	$13.28	$13.61	$11.85	$9.25	$14.61	$14.99	$12.98
Value at end of period	$21.57	$23.01	$21.15	$15.71	$13.28	$13.61	$11.85	$9.25	$14.61	$14.99
Number of accumulation units outstanding at end of period	11,149	11,844	19,183	15,242	17,983	17,067	21,203	24,161	4,642	75

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.63	$18.07	$14.51	$12.90	$13.08	$11.68	$9.55	$12.50	$12.11	$10.78
Value at end of period	$19.17	$19.63	$18.07	$14.51	$12.90	$13.08	$11.68	$9.55	$12.50	$12.11
Number of accumulation units outstanding at end of period	29,801	36,095	35,481	32,418	27,527	842,148	955,201	895,039	177,948	132
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.10	$18.31	$13.72	$12.01	$12.31	$10.98	$8.88	$12.22		
Value at end of period	$19.45	$20.10	$18.31	$13.72	$12.01	$12.31	$10.98	$8.88		
Number of accumulation units outstanding at end of period	3,417	4,095	5,525	3,775	5,054	5,079	12,171	8,131		
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$23.00	$22.86	$24.32	$20.48	$25.13	$20.96	$12.25	$25.22	$21.68	
Value at end of period	$19.31	$23.00	$22.86	$24.32	$20.48	$25.13	$20.96	$12.25	$25.22	
Number of accumulation units outstanding at end of period	7,996	6,223	6,220	5,300	6,796	7,788	8,089	5,401	6	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$34.54	$30.12	$22.97	$19.20	$18.91	$15.42	$12.31	$18.44	$19.42	
Value at end of period	$33.39	$34.54	$30.12	$22.97	$19.20	$18.91	$15.42	$12.31	$18.44	
Number of accumulation units outstanding at end of period	10,617	11,886	11,603	6,998	5,805	5,423	10,554	11,787	5,385	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$25.28	$23.40	$16.90	$14.28	$14.51	$11.49	$9.05	$12.63		
Value at end of period	$24.28	$25.28	$23.40	$16.90	$14.28	$14.51	$11.49	$9.05		
Number of accumulation units outstanding at end of period	5,971	5,548	7,723	2,953	2,183	1,042	818	1,075		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.22	$19.82	$15.64	$12.89	$14.07	$12.16	$8.74	$14.68	$13.82	$12.22
Value at end of period	$20.99	$20.22	$19.82	$15.64	$12.89	$14.07	$12.16	$8.74	$14.68	$13.82
Number of accumulation units outstanding at end of period	109,625	115,054	125,328	125,842	127,648	527,317	748,437	777,795	260,194	18
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$20.14	$20.13	$17.97	$15.51	$15.67	$13.21	$7.93	$11.26	$11.11	
Value at end of period	$19.15	$20.14	$20.13	$17.97	$15.51	$15.67	$13.21	$7.93	$11.26	
Number of accumulation units outstanding at end of period	3,056	5,202	6,841	7,715	8,235	6,113	5,093	487	11	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.79	$20.38	$16.73	$14.66	$14.29	$12.57	$9.46	$13.09	$12.58	$11.12
Value at end of period	$23.91	$22.79	$20.38	$16.73	$14.66	$14.29	$12.57	$9.46	$13.09	$12.58
Number of accumulation units outstanding at end of period	77,862	66,760	66,437	51,267	44,656	46,121	217,293	167,505	62,812	108
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.36	$21.85	$16.21	$14.00	$14.59	$11.38	$7.80	$13.76	$14.48	
Value at end of period	$24.78	$24.36	$21.85	$16.21	$14.00	$14.59	$11.38	$7.80	$13.76	
Number of accumulation units outstanding at end of period	72,845	80,958	80,205	81,331	77,784	114,069	184,692	188,321	76,716	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.64	$25.80	$19.95	$17.07	$17.28	$15.07	$12.10	$18.87	$18.36	$15.47
Value at end of period	$25.66	$27.64	$25.80	$19.95	$17.07	$17.28	$15.07	$12.10	$18.87	$18.36
Number of accumulation units outstanding at end of period	17,868	18,525	20,774	19,591	18,111	16,403	32,001	25,956	13,793	76
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.08	$26.84	$19.33	$16.30	$16.53	$14.19	$9.95	$17.28	$15.77	$13.96
Value at end of period	$32.13	$29.08	$26.84	$19.33	$16.30	$16.53	$14.19	$9.95	$17.28	$15.77
Number of accumulation units outstanding at end of period	53,094	57,003	63,797	60,508	56,616	97,603	276,585	289,013	200,701	71

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.94	$17.18	$15.07	$12.73	$14.57	$12.84	$9.36	$17.81		
Value at end of period	$16.73	$16.94	$17.18	$15.07	$12.73	$14.57	$12.84	$9.36		
Number of accumulation units outstanding at end of period	4,067	3,446	4,325	4,582	2,955	2,870	2,167	2,967		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.51	$11.29	$9.41	$7.94	$9.05	$8.34	$6.33	$10.21		
Value at end of period	$10.13	$10.51	$11.29	$9.41	$7.94	$9.05	$8.34	$6.33		
Number of accumulation units outstanding at end of period	53,992	52,141	47,634	56,506	41,985	59,000	68,724	54,110		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.95	$14.39	$11.05	$9.10	$9.68	$9.01	$6.83	$10.69		
Value at end of period	$12.86	$13.95	$14.39	$11.05	$9.10	$9.68	$9.01	$6.83		
Number of accumulation units outstanding at end of period	4,597	4,544	6,639	4,557	4,220	2,321	1,474	398		
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.76	$13.39	$10.97	$9.05	$10.64	$8.54	$5.72	$10.55	$11.06	
Value at end of period	$12.73	$12.76	$13.39	$10.97	$9.05	$10.64	$8.54	$5.72	$10.55	
Number of accumulation units outstanding at end of period	6,176	5,313	5,477	8,992	11,488	9,674	8,016	6,521	1,992	
WANGER SELECT										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.38	$22.73	$16.94	$14.34	$17.48	$13.85	$8.36	$16.46	$17.81	
Value at end of period	$23.36	$23.38	$22.73	$16.94	$14.34	$17.48	$13.85	$8.36	$16.46	
Number of accumulation units outstanding at end of period	8,672	12,880	13,858	12,375	12,201	12,185	110,640	104,463	72,244	
WANGER USA										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.56	$23.51	$17.63	$14.73	$15.31	$12.45	$8.78	$14.60	$15.64	
Value at end of period	$24.33	$24.56	$23.51	$17.63	$14.73	$15.31	$12.45	$8.78	$14.60	
Number of accumulation units outstanding at end of period	5,467	6,648	8,283	7,994	8,022	8,922	57,103	54,768	45,718	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$21.30	$19.22	$14.62	$13.04	$12.22	$10.82	$9.12	$13.68	$13.21	$11.52
Value at end of period	$21.19	$21.30	$19.22	$14.62	$13.04	$12.22	$10.82	$9.12	$13.68	$13.21
Number of accumulation units outstanding at end of period	58,385	56,954	56,662	55,989	50,887	54,243	163,758	154,599	77,601	85
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$40.55	$37.89	$27.52	$24.33	$24.94	$20.41	$15.76	$23.16	$25.99	
Value at end of period	$38.59	$40.55	$37.89	$27.52	$24.33	$24.94	$20.41	$15.76	$23.16	
Number of accumulation units outstanding at end of period	8,537	7,890	7,911	7,621	7,814	7,895	53,015	52,239	41,376	

TABLE 7

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.81	$18.14	$15.42	$14.01	$13.44	$12.03	$9.64	$14.08	$13.75	$12.69
Value at end of period	$19.31	$19.81	$18.14	$15.42	$14.01	$13.44	$12.03	$9.64	$14.08	$13.75
Number of accumulation units outstanding at end of period	187	187	187	187	187	211	211	211	211	680

CFI 48

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$21.26	$21.91	$18.30	$15.40	$17.89	$16.41	$11.84	$19.98	$16.87	$14.45
Value at end of period	$21.01	$21.26	$21.91	$18.30	$15.40	$17.89	$16.41	$11.84	$19.98	$16.87
Number of accumulation units outstanding at end of period	8,424	7,711	381	1,625	2,032	1,479	1,790	3,482	10,404	78,804
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.83	$31.22	$23.86	$20.57	$21.18	$18.13	$13.41	$23.40	$19.97	$17.94
Value at end of period	$34.94	$34.83	$31.22	$23.86	$20.57	$21.18	$18.13	$13.41	$23.40	$19.97
Number of accumulation units outstanding at end of period	6,917	6,918	10,508	16,639	18,953	22,201	24,727	25,935	58,605	146,993
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.87	$21.11	$16.53	$14.14	$14.05	$12.25	$9.44	$16.52	$16.33	$13.63
Value at end of period	$21.88	$22.87	$21.11	$16.53	$14.14	$14.05	$12.25	$9.44	$16.52	$16.33
Number of accumulation units outstanding at end of period	4,123	4,121	4,868	6,296	6,803	8,244	9,352	11,582	19,791	25,339
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.46	$21.15	$15.57	$13.62	$13.64	$11.03	$8.63	$16.38	$12.95	$12.16
Value at end of period	$25.06	$23.46	$21.15	$15.57	$13.62	$13.64	$11.03	$8.63	$16.38	$12.95
Number of accumulation units outstanding at end of period	9,516	10,316	10,849	12,881	14,211	17,805	21,537	25,554	38,850	46,498
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.79	$18.33	$14.10	$11.72	$14.20	$12.60	$9.99	$17.84	$15.26	$12.97
Value at end of period	$17.34	$16.79	$18.33	$14.10	$11.72	$14.20	$12.60	$9.99	$17.84	$15.26
Number of accumulation units outstanding at end of period	848	848	848	1,442	3,088	3,307	2,690	6,359	9,400	14,219
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$31.51	$31.44	$23.16	$19.63	$20.47	$16.02	$12.45	$18.65	$19.17	$16.45
Value at end of period	$29.08	$31.51	$31.44	$23.16	$19.63	$20.47	$16.02	$12.45	$18.65	$19.17
Number of accumulation units outstanding at end of period	3,199	3,818	0	0	0	0	0	1,089	1,372	23,711
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.52	$16.26	$12.62	$11.12	$11.17	$10.23	$8.00	$11.49	$10.67	$9.17
Value at end of period	$16.45	$17.52	$16.26	$12.62	$11.12	$11.17	$10.23	$8.00	$11.49	$10.67
Number of accumulation units outstanding at end of period	1,072	1,072	1,072	1,073	1,073	1,000	1,015	2,047	2,060	2,152
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.52	$21.17	$16.30	$14.28	$14.93	$11.94	$9.47	$15.66	$15.63	$13.97
Value at end of period	$22.55	$23.52	$21.17	$16.30	$14.28	$14.93	$11.94	$9.47	$15.66	$15.63
Number of accumulation units outstanding at end of period	96	96	131	131	131	672	672	1,591	2,882	5,928
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.89	$23.23	$18.39	$15.28	$16.60	$14.78	$10.79	$17.42	$18.12	
Value at end of period	$25.06	$23.89	$23.23	$18.39	$15.28	$16.60	$14.78	$10.79	$17.42	
Number of accumulation units outstanding at end of period	0	0	0	2,768	2,553	2,344	2,129	1,881	1,676	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$83.81	$90.52								
Value at end of period	$71.77	$83.81								
Number of accumulation units outstanding at end of period	6,849	6,762								
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$17.49	$16.78								
Value at end of period	$17.34	$17.49								
Number of accumulation units outstanding at end of period	28	28								
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.11	$15.68	$17.34	$16.00	$14.38	$13.34	$11.31	$12.21	$11.09	$10.84
Value at end of period	$15.62	$16.11	$15.68	$17.34	$16.00	$14.38	$13.34	$11.31	$12.21	$11.09
Number of accumulation units outstanding at end of period	6,356	4,832	0	1,972	1,118	1,445	2,179	1,243	1,151	73,266

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.77	$8.92	$9.13	$8.18	$10.72	$9.28	$5.33	$12.81	$9.69	
Value at end of period	$6.56	$7.77	$8.92	$9.13	$8.18	$10.72	$9.28	$5.33	$12.81	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	96	21	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.95	$19.01	$17.02	$14.72	$15.02	$12.77	$7.98	$12.41	$12.64	
Value at end of period	$18.15	$18.95	$19.01	$17.02	$14.72	$15.02	$12.77	$7.98	$12.41	
Number of accumulation units outstanding at end of period	0	0	0	271	220	174	122	91	71	
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.19	$13.98	$10.85	$8.92	$10.45	$10.28				
Value at end of period	$14.51	$14.19	$13.98	$10.85	$8.92	$10.45				
Number of accumulation units outstanding at end of period	0	0	0	269	269	269				
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$34.76	$34.34	$33.71	$29.21	$30.03	$26.74	$22.58	$21.32	$21.55	
Value at end of period	$33.16	$34.76	$34.34	$33.71	$29.21	$30.03	$26.74	$22.58	$21.32	
Number of accumulation units outstanding at end of period	8,379	8,882	82	1,435	1,234	1,236	997	1,022	945	
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.31	$11.70	$11.98	$11.36	$10.70	$10.01	$9.50			
Value at end of period	$12.30	$12.31	$11.70	$11.98	$11.36	$10.70	$10.01			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,053			
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.78	$20.92	$15.69	$13.06	$13.78	$12.31	$9.18	$15.13	$13.69	$12.39
Value at end of period	$23.91	$22.78	$20.92	$15.69	$13.06	$13.78	$12.31	$9.18	$15.13	$13.69
Number of accumulation units outstanding at end of period	409	409	409	3,358	1,831	1,677	1,517	1,336	1,181	409
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.97	$19.82	$17.04	$15.05	$15.30	$13.45	$11.32	$15.80	$15.02	$13.71
Value at end of period	$20.51	$20.97	$19.82	$17.04	$15.05	$15.30	$13.45	$11.32	$15.80	$15.02
Number of accumulation units outstanding at end of period	2,103	2,103	2,211	2,211	2,794	3,958	9,862	12,253	14,281	14,972
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.80	$14.95	$15.63	$14.54	$14.07	$12.18	$9.95	$11.94	$10.90	$10.20
Value at end of period	$14.11	$14.80	$14.95	$15.63	$14.54	$14.07	$12.18	$9.95	$11.94	$10.90
Number of accumulation units outstanding at end of period	2,598	2,627	2,599	2,645	2,737	2,394	3,457	3,311	11,915	8,168
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.42									
Number of accumulation units outstanding at end of period	943									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09	$11.41	$10.67	$9.37
Value at end of period	$16.94	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09	$11.41	$10.67
Number of accumulation units outstanding at end of period	104,140	113,381	58,440	58,009	69,217	79,285	77,119	89,124	136,998	152,431
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49	$8.61			
Value at end of period	$18.81	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49			
Number of accumulation units outstanding at end of period	0	0	0	794	794	794	1,648			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26	$14.80	$14.14	$12.39
Value at end of period	$22.14	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26	$14.80	$14.14
Number of accumulation units outstanding at end of period	7,989	7,988	8,242	11,910	12,360	36,464	41,410	25,117	35,735	46,236
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13	$25.93	$24.66	$22.61
Value at end of period	$42.58	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13	$25.93	$24.66
Number of accumulation units outstanding at end of period	5,471	5,633	622	840	1,700	14,634	14,516	2,814	8,033	36,707
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21	$18.45	$19.75	$17.41
Value at end of period	$29.69	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21	$18.45	$19.75
Number of accumulation units outstanding at end of period	14	14	79	376	1,161	1,491	1,490	1,644	4,818	22,671
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13	$16.59	$15.70	$15.14
Value at end of period	$22.82	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13	$16.59	$15.70
Number of accumulation units outstanding at end of period	16,887	16,350	1,589	3,573	3,465	3,612	3,550	5,568	12,107	39,814
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58	$6.96			
Value at end of period	$9.46	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58			
Number of accumulation units outstanding at end of period	207	207	207	207	275	275	275			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.09	$15.98	$12.24	$10.40	$10.33					
Value at end of period	$19.17	$18.09	$15.98	$12.24	$10.40					
Number of accumulation units outstanding at end of period	89,712	98,829	10,846	11,252	12,554					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.51	$13.23	$10.14	$8.87	$8.60	$7.23	$6.44	$9.25	$9.45	
Value at end of period	$13.82	$14.51	$13.23	$10.14	$8.87	$8.60	$7.23	$6.44	$9.25	
Number of accumulation units outstanding at end of period	0	0	5	1,926	1,785	1,754	2,375	1,937	11,223	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$28.75	$26.51	$20.16	$17.71	$19.59					
Value at end of period	$28.80	$28.75	$26.51	$20.16	$17.71					
Number of accumulation units outstanding at end of period	22,964	23,583	0	40	40					
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98	$13.66	$13.04	$12.47
Value at end of period	$13.73	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98	$13.66	$13.04
Number of accumulation units outstanding at end of period	25,858	41,762	6,315	24,846	32,249	43,752	46,061	88,510	85,032	27,460
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$19.37	$17.78								
Value at end of period	$19.13	$19.37								
Number of accumulation units outstanding at end of period	2,600	2,261								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$37.22	$35.06	$25.54	$22.38	$23.03	$18.58	$14.62	$21.27	$20.16	$17.32
Value at end of period	$36.80	$37.22	$35.06	$25.54	$22.38	$23.03	$18.58	$14.62	$21.27	$20.16
Number of accumulation units outstanding at end of period	12,198	12,372	862	1,276	1,902	2,112	2,158	3,758	8,894	14,864
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.01	$15.22	$13.13	$11.61	$12.02	$10.60	$8.46	$12.84	$12.31	$11.70
Value at end of period	$15.94	$16.01	$15.22	$13.13	$11.61	$12.02	$10.60	$8.46	$12.84	$12.31
Number of accumulation units outstanding at end of period	51,372	45,975	6,057	237,708	228,952	220,355	208,947	205,625	186,431	182,204

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.77	$15.92	$13.28	$11.58	$12.18	$10.67	$8.34	$13.29	$12.66	$12.00
Value at end of period	$16.63	$16.77	$15.92	$13.28	$11.58	$12.18	$10.67	$8.34	$13.29	$12.66
Number of accumulation units outstanding at end of period	23,198	19,539	0	193,124	181,697	166,923	150,258	139,377	116,662	221,134
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.26	$16.32	$13.27	$11.53	$12.20	$10.63	$8.22	$13.71	$13.01	$12.36
Value at end of period	$17.03	$17.26	$16.32	$13.27	$11.53	$12.20	$10.63	$8.22	$13.71	$13.01
Number of accumulation units outstanding at end of period	11,167	10,756	0	38,359	34,067	28,191	23,400	16,963	12,540	67,196
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$16.44	$15.53	$12.62	$10.96	$11.59	$11.08				
Value at end of period	$16.24	$16.44	$15.53	$12.62	$10.96	$11.59				
Number of accumulation units outstanding at end of period	0	0	0	1,205	966	46				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$14.37	$13.48	$12.32	$12.32	$11.28	$9.66	$11.63	$11.09	$10.55
Value at end of period	$15.10	$15.14	$14.37	$13.48	$12.32	$12.32	$11.28	$9.66	$11.63	$11.09
Number of accumulation units outstanding at end of period	13,198	2,967	0	8,118	26,425	5,426	6,531	5,921	6,466	30,471
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.96	$18.78	$16.81	$15.02	$14.81	$13.38	$11.39	$14.96	$14.19	$13.14
Value at end of period	$19.84	$19.96	$18.78	$16.81	$15.02	$14.81	$13.38	$11.39	$14.96	$14.19
Number of accumulation units outstanding at end of period	178	178	178	178	178	220	220	417	629	734
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$17.04	$13.97	$12.19	$12.60	$11.18	$8.96	$14.07	$13.44	$11.91
Value at end of period	$17.82	$18.10	$17.04	$13.97	$12.19	$12.60	$11.18	$8.96	$14.07	$13.44
Number of accumulation units outstanding at end of period	498	509	1,045	1,045	1,090	1,090	1,090	3,378	3,376	8,061
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.61	$17.51	$15.07	$13.31	$13.43	$12.03	$9.91	$14.31	$13.61	$12.29
Value at end of period	$18.44	$18.61	$17.51	$15.07	$13.31	$13.43	$12.03	$9.91	$14.31	$13.61
Number of accumulation units outstanding at end of period	671	671	938	1,250	2,079	2,398	3,162	3,585	3,904	3,905
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$21.76	$19.26	$14.64	$12.69	$12.51	$10.94	$8.70	$13.88	$13.23	$12.23
Value at end of period	$21.93	$21.76	$19.26	$14.64	$12.69	$12.51	$10.94	$8.70	$13.88	$13.23
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	61,037
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.37	$27.99	$21.38	$18.44	$19.11	$15.72	$11.62	$15.88	$16.41	$14.27
Value at end of period	$30.72	$31.37	$27.99	$21.38	$18.44	$19.11	$15.72	$11.62	$15.88	$16.41
Number of accumulation units outstanding at end of period	6,952	6,352	8	8	8	8	8	11	116	2,150
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.45	$32.17	$23.25	$19.50	$19.14	$15.19	$11.27	$19.25	$18.21	$15.85
Value at end of period	$31.66	$33.45	$32.17	$23.25	$19.50	$19.14	$15.19	$11.27	$19.25	$18.21
Number of accumulation units outstanding at end of period	172	172	172	172	172	172	550	1,446	4,560	4,663
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$17.75	$16.00								
Value at end of period	$18.21	$17.75								
Number of accumulation units outstanding at end of period	3,918	774								
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$31.59	$28.10	$20.93	$18.71	$19.69	$17.64	$17.75			
Value at end of period	$32.41	$31.59	$28.10	$20.93	$18.71	$19.69	$17.64			
Number of accumulation units outstanding at end of period	6	6	6	6	6	6	6			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.64	$22.37	$16.51	$14.45	$16.28	$12.73	$9.18	$15.13	$15.46	
Value at end of period	$23.17	$23.64	$22.37	$16.51	$14.45	$16.28	$12.73	$9.18	$15.13	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,450	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.87	$21.03	$15.63	$13.22	$13.55	$11.81	$9.22	$14.56	$14.96	$12.95
Value at end of period	$21.43	$22.87	$21.03	$15.63	$13.22	$13.55	$11.81	$9.22	$14.56	$14.96
Number of accumulation units outstanding at end of period	405	406	405	406	550	476	406	317	248	191
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.53	$18.58	$14.92	$13.27	$13.47	$12.03	$9.84	$12.48	$12.09	$11.15
Value at end of period	$19.07	$19.53	$18.58	$14.92	$13.27	$13.47	$12.03	$9.84	$12.48	$12.09
Number of accumulation units outstanding at end of period	8,421	8,426	8,270	9,698	10,403	12,300	13,962	16,732	35,553	39,629
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$20.00	$18.23	$13.66	$11.97	$13.29					
Value at end of period	$19.35	$20.00	$18.23	$13.66	$11.97					
Number of accumulation units outstanding at end of period	0	0	0	0	188					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.32	$29.95	$22.85	$19.10	$18.83	$15.37	$12.27	$18.39	$18.03	$15.53
Value at end of period	$33.16	$34.32	$29.95	$22.85	$19.10	$18.83	$15.37	$12.27	$18.39	$18.03
Number of accumulation units outstanding at end of period	92	92	92	2,470	1,447	1,343	1,232	1,631	3,214	2,132
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$25.16	$23.30	$16.83	$14.23	$14.47	$11.46	$9.03	$12.94	$13.12	
Value at end of period	$24.15	$25.16	$23.30	$16.83	$14.23	$14.47	$11.46	$9.03	$12.94	
Number of accumulation units outstanding at end of period	0	0	0	2,900	2,730	2,561	2,375	2,374	1,981	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72	$14.66	$13.81	$12.22
Value at end of period	$20.88	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72	$14.66	$13.81
Number of accumulation units outstanding at end of period	20,320	21,857	24,567	28,622	32,266	44,228	48,674	57,029	77,524	129,996
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18	$11.07			
Value at end of period	$19.06	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18			
Number of accumulation units outstanding at end of period	4,940	3,574	0	0	0	0	904			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44	$13.07	$13.26	
Value at end of period	$23.78	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44	$13.07	
Number of accumulation units outstanding at end of period	48,905	47,649	0	6,060	5,893	5,448	5,079	4,535	4,219	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78	$14.13	$12.16	$11.53
Value at end of period	$24.64	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78	$14.13	$12.16
Number of accumulation units outstanding at end of period	17,020	18,566	20,475	24,515	25,919	27,058	32,557	39,391	52,730	63,035
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06	$18.83	$18.33	$16.75
Value at end of period	$25.50	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06	$18.83	$18.33
Number of accumulation units outstanding at end of period	19,853	27,859	0	0	0	0	0	0	0	45,876
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90	$17.19	$15.70	$13.90
Value at end of period	$31.84	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90	$17.19	$15.70
Number of accumulation units outstanding at end of period	4,812	4,811	5,361	5,464	6,309	7,024	7,551	10,910	26,614	27,674

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33	$10.21		
Value at end of period	$10.09	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33		
Number of accumulation units outstanding at end of period	30,212	23,416	3,860	3,908	4,404	4,687	5,041	5,717		
WANGER SELECT										
Value at beginning of period	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34	$16.43	$15.07	$14.07
Value at end of period	$23.23	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34	$16.43	$15.07
Number of accumulation units outstanding at end of period	0	0	0	1,922	1,666	1,500	1,394	1,294	1,002	43,102
WANGER USA										
Value at beginning of period	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76	$14.57	$13.88	$13.99
Value at end of period	$24.19	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76	$14.57	$13.88
Number of accumulation units outstanding at end of period	0	0	1,194	1,194	487	487	0	0	0	30,654
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10	$13.66	$13.86	
Value at end of period	$21.06	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10	$13.66	
Number of accumulation units outstanding at end of period	0	0	0	134	0	0	0	0	1,002	

TABLE 8

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$21.50	$20.60	$15.35	$13.42	$13.18					
Value at end of period	$21.95	$21.50	$20.60	$15.35	$13.42					
Number of accumulation units outstanding at end of period	97	97	97	0	4					
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69	$7.97			
Value at end of period	$16.70	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69			
Number of accumulation units outstanding at end of period	1,455	427	422	414	9,073	8,673	4,402			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98	$8.29			
Value at end of period	$16.81	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98			
Number of accumulation units outstanding at end of period	2,957	3,970	5,169	4,626	19,395	7,768	3,175			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75	$10.50			
Value at end of period	$12.19	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75			
Number of accumulation units outstanding at end of period	5,602	7,222	15,249	14,454	20,751	6,968	365			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.23									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	181									

CFI 54

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$13.04	$17.82	$15.74	$18.86	$27.18	$30.04
Value at end of period					$17.82	$15.74	$18.86	$27.18	$30.04	$28.69
Number of accumulation units outstanding at end of period					116	896	154	1,595	1,377	788
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$5.74	$5.81	$8.09	$8.54	$7.89	$9.85	$12.28	$12.11
Value at end of period			$5.81	$8.09	$8.54	$7.89	$9.85	$12.28	$12.11	$11.60
Number of accumulation units outstanding at end of period			32	1,148	1,808	961	3,539	4,342	2,857	4,078
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period					$10.33	$11.78	$10.96	$12.71	$18.30	$20.00
Value at end of period					$11.78	$10.96	$12.71	$18.30	$20.00	$17.85
Number of accumulation units outstanding at end of period					6,002	6,341	6,153	2,732	1,360	63
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$10.38
Value at end of period										$10.11
Number of accumulation units outstanding at end of period										10,987
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period				$12.44	$12.67	$15.86	$15.70	$17.70	$23.50	$24.91
Value at end of period				$12.67	$15.86	$15.70	$17.70	$23.50	$24.91	$23.09
Number of accumulation units outstanding at end of period				361	978	2,718	1,131	2,042	1,271	890
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.66	$19.14	$19.59	$13.40	$16.72	$18.67	$19.44	$21.40	$25.15	$27.45
Value at end of period	$19.14	$19.59	$13.40	$16.72	$18.67	$19.44	$21.40	$25.15	$27.45	$26.74
Number of accumulation units outstanding at end of period	97,691	1,199	5,471	5,287	6,536	7,403	3,842	3,843	3,843	3,667
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period						$9.00	$9.51	$10.96	$11.25	$14.59
Value at end of period						$9.51	$10.96	$11.25	$14.59	$15.26
Number of accumulation units outstanding at end of period						120	2,560	2,850	1,592	3,408
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$6.49	$6.21	$7.87	$9.12	$8.62	$9.87	$12.86	$14.31
Value at end of period			$6.21	$7.87	$9.12	$8.62	$9.87	$12.86	$14.31	$13.94
Number of accumulation units outstanding at end of period			391	13,829	19,996	72,667	76,185	87,896	96,052	93,936
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$6.36	$8.05	$9.86	$9.40	$10.91	$14.68	$16.38
Value at end of period				$8.05	$9.86	$9.40	$10.91	$14.68	$16.38	$15.47
Number of accumulation units outstanding at end of period				118	267	861	1,023	2,580	9,654	3,195
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period										$13.09
Value at end of period										$11.84
Number of accumulation units outstanding at end of period										107

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.88	$16.85	$19.95	$11.81	$16.37	$17.83	$15.34	$18.22	$21.81	$21.14
Value at end of period	$16.85	$19.95	$11.81	$16.37	$17.83	$15.34	$18.22	$21.81	$21.14	$20.88
Number of accumulation units outstanding at end of period	9,813	26,260	39,584	87,379	122,566	183,967	163,201	185,343	201,605	216,269
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.73	$30.86	$36.14	$20.69	$27.97	$32.66	$31.71	$36.76	$48.07	$53.60
Value at end of period	$30.86	$36.14	$20.69	$27.97	$32.66	$31.71	$36.76	$48.07	$53.60	$53.74
Number of accumulation units outstanding at end of period	774,715	86,087	150,860	179,245	209,225	326,308	252,378	259,968	268,657	274,283
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.69	$24.76	$25.04	$14.30	$18.55	$21.27	$21.40	$25.00	$31.91	$34.55
Value at end of period	$24.76	$25.04	$14.30	$18.55	$21.27	$21.40	$25.00	$31.91	$34.55	$33.05
Number of accumulation units outstanding at end of period	531,263	118,401	125,190	122,797	127,694	140,734	104,325	98,486	89,606	82,990
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS) (Funds were first received in this option during November 2007)										
Value at beginning of period		$24.14	$23.47	$12.35	$15.78	$19.51	$19.48	$22.25	$30.21	$33.49
Value at end of period		$23.47	$12.35	$15.78	$19.51	$19.48	$22.25	$30.21	$33.49	$35.75
Number of accumulation units outstanding at end of period		31,461	59,880	77,201	81,623	142,448	61,840	60,233	61,700	53,041
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS) (Funds were first received in this option during November 2007)										
Value at beginning of period		$25.32	$24.75	$13.85	$17.46	$19.67	$16.23	$19.51	$25.35	$23.21
Value at end of period		$24.75	$13.85	$17.46	$19.67	$16.23	$19.51	$25.35	$23.21	$23.96
Number of accumulation units outstanding at end of period		4,118	14,940	17,914	16,908	18,886	12,576	11,640	11,831	10,382
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2) (Funds were first received in this option during November 2007)										
Value at beginning of period		$18.93	$18.59	$12.40	$15.95	$20.37	$19.53	$23.03	$31.25	$31.30
Value at end of period		$18.59	$12.40	$15.95	$20.37	$19.53	$23.03	$31.25	$31.30	$28.87
Number of accumulation units outstanding at end of period		14,164	27,274	62,253	103,075	143,074	62,380	70,897	78,281	78,878
FUNDAMENTAL INVESTORS℠ (CLASS R-4) (Funds were first received in this option during August 2008)										
Value at beginning of period			$9.04	$6.13	$8.14	$9.25	$9.03	$10.54	$13.80	$14.97
Value at end of period			$6.13	$8.14	$9.25	$9.03	$10.54	$13.80	$14.97	$15.41
Number of accumulation units outstanding at end of period			3,433	81,611	143,003	191,349	196,302	234,729	241,219	253,628
INVESCO MID CAP CORE EQUITY FUND (CLASS A) (Funds were first received in this option during May 2009)										
Value at beginning of period				$10.08	$12.33	$13.82	$12.91	$14.19	$18.26	$19.00
Value at end of period				$12.33	$13.82	$12.91	$14.19	$18.26	$19.00	$18.11
Number of accumulation units outstanding at end of period				4,215	5,447	5,443	1,168	2,530	1,173	1,189
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period							$37.19	$36.16	$50.48	$54.52
Value at end of period							$36.16	$50.48	$54.52	$57.02
Number of accumulation units outstanding at end of period							3,858	3,045	2,988	3,204
INVESCO V.I. CORE EQUITY FUND (SERIES I) (Funds were first received in this option during November 2007)										
Value at beginning of period		$11.70	$11.44	$7.96	$10.18	$11.10	$11.05	$12.54	$16.14	$17.38
Value at end of period		$11.44	$7.96	$10.18	$11.10	$11.05	$12.54	$16.14	$17.38	$16.32
Number of accumulation units outstanding at end of period		11,140	14,950	18,002	18,663	24,308	14,991	10,697	9,525	8,244
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y) (Funds were first received in this option during September 2015)										
Value at beginning of period										$10.47
Value at end of period										$10.51
Number of accumulation units outstanding at end of period										127

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$52.38	$48.47	$40.50	$35.79	$35.81					
Value at end of period	$52.50	$52.38	$48.47	$40.50	$35.79					
Number of accumulation units outstanding at end of period	0	0	0	0	0					
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$39.87	$35.58	$26.98	$23.10	$23.12					
Value at end of period	$41.31	$39.87	$35.58	$26.98	$23.10					
Number of accumulation units outstanding at end of period	0	0	0	0	11					
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$29.71	$27.77	$21.71	$18.15	$19.42					
Value at end of period	$28.92	$29.71	$27.77	$21.71	$18.15					
Number of accumulation units outstanding at end of period	0	0	0	0	57					
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.41	$11.81	$8.94	$8.52	$9.08	$7.41	$5.38	$8.79	$9.30	
Value at end of period	$12.92	$13.41	$11.81	$8.94	$8.52	$9.08	$7.41	$5.38	$8.79	
Number of accumulation units outstanding at end of period	6,586	7,034	6,492	5,886	5,524	1,188	180	92	8	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$18.27	$17.46	$12.93	$11.19	$11.44	$9.20	$7.19	$6.15		
Value at end of period	$17.55	$18.27	$17.46	$12.93	$11.19	$11.44	$9.20	$7.19		
Number of accumulation units outstanding at end of period	3,715	3,812	6,689	7,327	9,938	4,962	2,941	14		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.37	$21.04	$16.21	$14.21	$14.86	$11.89	$9.43	$15.61	$16.23	
Value at end of period	$22.39	$23.37	$21.04	$16.21	$14.21	$14.86	$11.89	$9.43	$15.61	
Number of accumulation units outstanding at end of period	53,606	55,383	58,410	62,323	71,717	28,397	26,704	23,024	7,888	
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$10.29	$9.76	$9.78							
Value at end of period	$10.25	$10.29	$9.76							
Number of accumulation units outstanding at end of period	952	1,443	83							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$17.83	$16.23	$11.81	$10.70	$11.09	$9.08	$7.00	$11.50	$12.12	
Value at end of period	$17.66	$17.83	$16.23	$11.81	$10.70	$11.09	$9.08	$7.00	$11.50	
Number of accumulation units outstanding at end of period	2,705	2,997	3,237	1,400	5,148	3,151	4,777	3,468	2,423	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.76	$23.12	$18.31	$15.22	$16.54	$14.73	$10.76	$17.39	$15.06	$12.61
Value at end of period	$24.92	$23.76	$23.12	$18.31	$15.22	$16.54	$14.73	$10.76	$17.39	$15.06
Number of accumulation units outstanding at end of period	29,846	24,701	23,402	28,976	45,889	31,388	29,457	24,554	22,131	10,731
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$83.21	$87.76	$81.32	$67.56	$82.82	$65.48	$36.18	$69.89	$71.03	
Value at end of period	$71.22	$83.21	$87.76	$81.32	$67.56	$82.82	$65.48	$36.18	$69.89	
Number of accumulation units outstanding at end of period	25,949	29,161	28,228	25,454	91,690	65,952	57,138	43,790	34,935	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$36.79	$36.11	$28.48	$23.58	$24.73					
Value at end of period	$38.09	$36.79	$36.11	$28.48	$23.58					
Number of accumulation units outstanding at end of period	0	0	0	0	44					
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$24.77	$22.22	$15.82	$13.46	$13.82	$11.24	$8.23	$13.29	$13.85	
Value at end of period	$23.22	$24.77	$22.22	$15.82	$13.46	$13.82	$11.24	$8.23	$13.29	
Number of accumulation units outstanding at end of period	10,519	7,400	6,240	4,219	7,215	6,894	7,363	3,435	1,759	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$17.37	$16.15	$13.93	$12.57	$12.86	$11.54	$9.55	$13.83	$13.92	
Value at end of period	$17.21	$17.37	$16.15	$13.93	$12.57	$12.86	$11.54	$9.55	$13.83	
Number of accumulation units outstanding at end of period	12,614	12,182	11,263	10,677	60,979	48,953	46,979	39,453	41,504	
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$7.20									
Value at end of period	$5.46									
Number of accumulation units outstanding at end of period	6,103									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.02	$15.61	$17.26	$15.93	$14.33	$13.31	$11.29	$12.19	$11.07	$11.03
Value at end of period	$15.53	$16.02	$15.61	$17.26	$15.93	$14.33	$13.31	$11.29	$12.19	$11.07
Number of accumulation units outstanding at end of period	375,835	409,658	421,397	447,237	539,131	341,029	247,264	173,754	70,439	1,461
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27	$5.33	$12.80	$11.71	
Value at end of period	$6.53	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27	$5.33	$12.80	
Number of accumulation units outstanding at end of period	5,696	5,650	6,389	12,546	22,901	16,697	32,784	14,770	12,036	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$18.91	$16.95	$14.66	$14.97	$12.73	$7.97	$12.38	$11.75	$10.87
Value at end of period	$18.04	$18.85	$18.91	$16.95	$14.66	$14.97	$12.73	$7.97	$12.38	$11.75
Number of accumulation units outstanding at end of period	6,502	5,836	7,668	7,169	36,573	31,729	18,192	11,734	8,294	129
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.14	$13.94	$10.82	$8.90	$10.43	$8.38	$5.48	$8.63		
Value at end of period	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	$8.38	$5.48		
Number of accumulation units outstanding at end of period	9,806	12,254	8,838	5,901	97,154	45,457	18,329	2,903		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.08									
Value at end of period	$9.97									
Number of accumulation units outstanding at end of period	3,435									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$34.53	$34.13	$33.52	$29.06	$29.89	$26.63	$22.49	$21.25	$20.22	
Value at end of period	$32.93	$34.53	$34.13	$33.52	$29.06	$29.89	$26.63	$22.49	$21.25	
Number of accumulation units outstanding at end of period	23,626	29,943	27,197	23,660	195,877	185,171	152,510	114,313	47,534	
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.27	$11.67	$11.95	$11.34	$10.69	$10.00	$8.74	$9.96		
Value at end of period	$12.25	$12.27	$11.67	$11.95	$11.34	$10.69	$10.00	$8.74		
Number of accumulation units outstanding at end of period	7,671	3,669	3,044	13,183	17,650	12,418	5,176	1,903		

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.38	$13.67	$15.10	$9.16	$12.28	$13.73	$13.01	$15.62	$20.82	$22.66
Value at end of period	$13.67	$15.10	$9.16	$12.28	$13.73	$13.01	$15.62	$20.82	$22.66	$23.77
Number of accumulation units outstanding at end of period	12,388	49,918	80,865	101,314	135,584	198,885	116,299	115,675	111,688	105,776
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$9.82	$8.78	$7.69	$3.72	$3.39
Value at end of period						$8.78	$7.69	$3.72	$3.39	$2.48
Number of accumulation units outstanding at end of period						36,297	312	520	11,249	2,502
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.62	$21.49	$22.60	$16.18	$19.22	$21.84	$21.47	$24.30	$28.25	$29.88
Value at end of period	$21.49	$22.60	$16.18	$19.22	$21.84	$21.47	$24.30	$28.25	$29.88	$29.21
Number of accumulation units outstanding at end of period	231,588	17,237	22,300	29,955	34,947	63,229	45,143	41,740	39,539	33,672
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period										$9.92
Value at end of period										$9.67
Number of accumulation units outstanding at end of period										1,654
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.19	$11.01	$11.80	$10.04	$12.02	$14.02	$14.49	$15.57	$14.72	$14.89
Value at end of period	$11.01	$11.80	$10.04	$12.02	$14.02	$14.49	$15.57	$14.72	$14.89	$14.19
Number of accumulation units outstanding at end of period	569,482	37,380	110,126	121,301	144,018	148,954	103,315	90,539	84,222	1,095
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period										$10.62
Value at end of period										$9.82
Number of accumulation units outstanding at end of period										55
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.41
Number of accumulation units outstanding at end of period										215,715
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.40	$17.51	$18.73	$11.64	$15.10	$17.16	$17.05	$19.66	$25.58	$28.21
Value at end of period	$17.51	$18.73	$11.64	$15.10	$17.16	$17.05	$19.66	$25.58	$28.21	$27.70
Number of accumulation units outstanding at end of period	232,598	19,092	27,237	34,971	126,980	274,781	172,288	173,624	171,449	161,354
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$11.77	$11.72	$9.04	$13.46	$15.31	$15.93	$18.09	$19.03	$19.17
Value at end of period		$11.72	$9.04	$13.46	$15.31	$15.93	$18.09	$19.03	$19.17	$18.71
Number of accumulation units outstanding at end of period		7,059	10,278	21,216	30,494	27,262	15,368	12,204	13,394	13,732
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.64	$23.55	$24.64	$15.41	$18.91	$21.46	$21.36	$24.34	$32.23	$36.55
Value at end of period	$23.55	$24.64	$15.41	$18.91	$21.46	$21.36	$24.34	$32.23	$36.55	$36.71
Number of accumulation units outstanding at end of period	518,308	89,908	103,897	128,222	126,211	178,883	67,566	65,887	66,030	56,611
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.95	$23.93	$25.15	$15.64	$20.51	$24.91	$24.53	$28.75	$38.53	$42.05
Value at end of period	$23.93	$25.15	$15.64	$20.51	$24.91	$24.53	$28.75	$38.53	$42.05	$41.13
Number of accumulation units outstanding at end of period	247,354	133,179	180,886	185,234	192,388	188,067	89,145	87,868	85,139	79,068
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.63	$18.85	$17.61	$11.65	$14.48	$17.72	$17.52	$19.61	$27.87	$29.27
Value at end of period	$18.85	$17.61	$11.65	$14.48	$17.72	$17.52	$19.61	$27.87	$29.27	$28.22
Number of accumulation units outstanding at end of period	1,594	78,994	102,558	123,368	139,941	150,543	23,922	27,092	26,625	25,177

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$25.91	$24.38	$24.51	$22.50	$21.00	$19.20	$17.28	$18.95	$17.95	$17.32
Value at end of period	$25.96	$25.91	$24.38	$24.51	$22.50	$21.00	$19.20	$17.28	$17.95	$17.95
Number of accumulation units outstanding at end of period	212,852	65,668	69,611	77,271	144,842	112,533	75,955	59,371	39,363	2,902
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95	$5.74		
Value at end of period	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95		
Number of accumulation units outstanding at end of period	41,436	34,840	30,887	24,938	31,584	24,706	16,274	920		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.05	$15.95	$12.23	$10.40	$10.33					
Value at end of period	$19.12	$18.05	$15.95	$12.23	$10.40					
Number of accumulation units outstanding at end of period	136,258	150,330	39,493	37,085	49,972					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43	$9.24	$9.42	
Value at end of period	$13.75	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43	$9.24	
Number of accumulation units outstanding at end of period	401,265	432,842	413,994	377,511	504,898	280,007	261,845	220,248	68,139	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72	$15.65	$15.32	
Value at end of period	$28.59	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72	$15.65	
Number of accumulation units outstanding at end of period	15,246	13,333	18,133	8,858	21,384	15,716	12,313	14,662	5,142	
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$14.88	$14.94	$15.00	$15.05	$15.11	$15.13	$15.14	$14.81	$14.71	
Value at end of period	$14.82	$14.88	$14.94	$15.00	$15.05	$15.11	$15.13	$15.14	$14.81	
Number of accumulation units outstanding at end of period	246,940	209,014	200,053	195,547	516,230	424,699	341,673	254,245	129,806	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43	$11.39	$10.86	$10.54
Value at end of period	$16.58	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43	$11.39	$10.86
Number of accumulation units outstanding at end of period	4,186	5,894	2,897	2,827	9,980	10,708	10,616	8,761	4,202	118
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60	$10.72			
Value at end of period	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60			
Number of accumulation units outstanding at end of period	18,171	13,344	13,970	16,592	8,337	904	782			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66	$9.09		
Value at end of period	$16.22	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66		
Number of accumulation units outstanding at end of period	30,543	21,396	13,696	9,653	19,470	11,245	11,087	1,507		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89	$10.07			
Value at end of period	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89			
Number of accumulation units outstanding at end of period	10,245	4,557	4,429	6,413	5,376	1,326	951			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$11.43			
Value at end of period	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89			
Number of accumulation units outstanding at end of period	6,874	6,601	6,210	4,504	10,274	5,078	3,042			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$6.57	$5.95	$8.30	$10.35	$10.12	$11.79	$15.76	$17.70
Value at end of period			$5.95	$8.30	$10.35	$10.12	$11.79	$15.76	$17.70	$17.13
Number of accumulation units outstanding at end of period			379	2,136	4,356	7,676	6,159	9,194	14,665	41,475
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.72	$6.99	$8.81	$11.09	$10.62	$12.27	$16.96	$17.72
Value at end of period			$6.99	$8.81	$11.09	$10.62	$12.27	$16.96	$17.72	$16.85
Number of accumulation units outstanding at end of period			505	3,147	6,169	13,973	7,162	17,065	21,356	42,994
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.30	$9.31	$10.21	$6.66	$8.69	$11.46	$11.51	$13.20	$18.29	$19.24
Value at end of period	$9.31	$10.21	$6.66	$8.69	$11.46	$11.51	$13.20	$18.29	$19.24	$18.99
Number of accumulation units outstanding at end of period	54,942	8,290	11,905	4,903	6,372	5,075	2,484	4,043	4,706	5,112
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.78	$29.99	$31.63	$21.72	$27.60	$34.19	$33.21	$37.88	$51.97	$55.15
Value at end of period	$29.99	$31.63	$21.72	$27.60	$34.19	$33.21	$37.88	$51.97	$55.15	$54.50
Number of accumulation units outstanding at end of period	264,700	49,601	48,123	45,122	46,901	64,878	52,465	53,691	51,027	50,662
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$13.08	$12.82	$8.45	$10.58	$11.99	$11.57	$13.08	$15.15	$15.93
Value at end of period		$12.82	$8.45	$10.58	$11.99	$11.57	$13.08	$15.15	$15.93	$15.85
Number of accumulation units outstanding at end of period		7,856	45,788	123,122	184,835	337,131	318,728	329,777	362,953	388,612
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$13.58	$13.27	$8.33	$10.64	$12.14	$11.54	$13.22	$15.85	$16.69
Value at end of period		$13.27	$8.33	$10.64	$12.14	$11.54	$13.22	$15.85	$16.69	$16.54
Number of accumulation units outstanding at end of period		3,338	30,562	87,228	122,505	256,695	257,992	277,385	304,504	331,216
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$14.03	$13.69	$8.20	$10.61	$12.16	$11.49	$13.22	$16.25	$17.17
Value at end of period		$13.69	$8.20	$10.61	$12.16	$11.49	$13.22	$16.25	$17.17	$16.94
Number of accumulation units outstanding at end of period		441	20,619	51,178	62,015	152,696	161,046	169,734	179,667	178,905
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period					$11.37	$11.59	$10.95	$12.60	$15.50	$16.40
Value at end of period					$11.59	$10.95	$12.60	$15.50	$16.40	$16.20
Number of accumulation units outstanding at end of period					444	643	1,303	2,099	2,607	11,068
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period						$9.07	$9.39	$10.63	$12.25	$12.97
Value at end of period						$9.39	$10.63	$12.25	$12.97	$12.86
Number of accumulation units outstanding at end of period						11	4,108	4,428	321	617
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$11.66	$11.61	$9.64	$11.25	$12.28	$12.28	$13.42	$14.30	$15.07
Value at end of period		$11.61	$9.64	$11.25	$12.28	$12.28	$13.42	$14.30	$15.07	$15.02
Number of accumulation units outstanding at end of period		378	1,170	4,426	11,675	16,856	16,488	17,095	17,717	216,725
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period				$7.55	$9.20	$10.19	$10.08	$11.24	$12.27	$12.90
Value at end of period				$9.20	$10.19	$10.08	$11.24	$12.27	$12.90	$12.80
Number of accumulation units outstanding at end of period				592	4,595	5,248	3,238	3,237	3,237	3,237

CFI 61

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.75	$24.25	$21.72	$19.42	$19.15	$17.31	$14.75	$19.37	$18.38	$17.03
Value at end of period	$25.60	$25.75	$24.25	$21.72	$19.42	$19.15	$17.31	$14.75	$19.37	$18.38
Number of accumulation units outstanding at end of period	15,140	18,175	22,080	22,492	24,119	26,833	32,861	52,219	65,929	113,364
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.55	$25.01	$20.51	$17.91	$18.52	$16.45	$13.19	$20.71	$19.79	$17.56
Value at end of period	$26.13	$26.55	$25.01	$20.51	$17.91	$18.52	$16.45	$13.19	$20.71	$19.79
Number of accumulation units outstanding at end of period	14,628	13,424	12,446	15,010	19,911	15,294	15,333	24,459	15,919	136,575
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.66	$24.15	$20.79	$18.38	$18.56	$16.63	$13.70	$19.79	$18.84	$17.01
Value at end of period	$25.41	$25.66	$24.15	$20.79	$18.38	$18.56	$16.63	$13.70	$19.79	$18.84
Number of accumulation units outstanding at end of period	38,029	40,255	41,542	42,865	50,480	49,963	55,554	59,917	67,164	340,525
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.24	$9.86		
Value at end of period	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.24		
Number of accumulation units outstanding at end of period	14,329	11,500	17,642	15,469	16,786	7,306	5,736	1,778		
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.65	$19.17	$14.58	$12.64	$12.47	$10.91	$8.68	$13.85	$14.05	
Value at end of period	$21.80	$21.65	$19.17	$14.58	$12.64	$12.47	$10.91	$8.68	$13.85	
Number of accumulation units outstanding at end of period	107,222	105,515	94,740	83,016	66,522	50,375	34,100	913	108	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$31.17	$27.83	$21.27	$18.35	$19.03	$15.66	$11.58	$15.84	$16.28	
Value at end of period	$30.51	$31.17	$27.83	$21.27	$18.35	$19.03	$15.66	$11.58	$15.84	
Number of accumulation units outstanding at end of period	10,243	10,962	12,968	12,071	13,749	17,594	13,177	10,979	1,764	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$33.24	$31.98	$23.13	$19.40	$19.06	$15.13	$11.23	$19.20	$19.68	
Value at end of period	$31.44	$33.24	$31.98	$23.13	$19.40	$19.06	$15.13	$11.23	$19.20	
Number of accumulation units outstanding at end of period	29,207	33,738	36,946	36,872	58,702	61,151	56,955	45,355	5,573	
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$6.72	$9.75		
Value at end of period	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$6.72		
Number of accumulation units outstanding at end of period	16,676	19,727	19,872	23,728	186,938	169,858	147,419	101,467		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.67	$13.66	$13.44	$11.68	$10.71	$8.40	$6.21	$10.13	$12.37	$10.43
Value at end of period	$18.12	$17.67	$13.66	$13.44	$11.68	$10.71	$8.40	$6.21	$10.13	$12.37
Number of accumulation units outstanding at end of period	61,776	63,933	55,921	49,938	158,682	116,524	75,264	32,634	3,913	4,012
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$31.38	$27.93	$20.81	$18.61	$19.60	$17.56	$13.40	$22.13	$22.47	
Value at end of period	$32.19	$31.38	$27.93	$20.81	$18.61	$19.60	$17.56	$13.40	$22.13	
Number of accumulation units outstanding at end of period	13,069	13,934	13,974	10,159	15,740	17,660	13,574	11,013	3,541	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82	$7.43		
Value at end of period	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82		
Number of accumulation units outstanding at end of period	6,224	3,745	3,035	1,350	4,081	1,363	4,031	378		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.52	$22.28	$16.44	$14.40	$16.24	$12.70	$9.16	$15.11	$13.25	$12.59
Value at end of period	$23.04	$23.52	$22.28	$16.44	$14.40	$16.24	$12.70	$9.16	$15.11	$13.25
Number of accumulation units outstanding at end of period	126,329	120,894	105,500	87,869	76,188	26,610	14,866	5,152	2,466	144
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.72	$20.90	$15.55	$13.15	$13.49	$11.76	$9.19	$14.52	$15.04	
Value at end of period	$21.28	$22.72	$20.90	$15.55	$13.15	$13.49	$11.76	$9.19	$14.52	
Number of accumulation units outstanding at end of period	38,881	36,944	42,777	41,585	47,475	12,905	12,922	11,514	7,932	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$19.44	$18.47	$14.84	$13.21	$13.41	$11.62	$9.81	$12.85	$12.71	
Value at end of period	$19.56	$19.44	$18.47	$14.84	$13.21	$13.41	$11.62	$9.81	$12.85	
Number of accumulation units outstanding at end of period	5,563	254,827	225,076	225,959	276,947	64,321	68,992	80,135	52,484	
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$19.91	$18.15	$13.61	$11.93	$12.24	$10.93	$8.85	$13.11	$13.43	
Value at end of period	$19.25	$19.91	$18.15	$13.61	$11.93	$12.24	$10.93	$8.85	$13.11	
Number of accumulation units outstanding at end of period	5,392	5,091	4,643	9,008	17,870	10,273	10,719	5,169	2,053	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.78	$22.66	$24.14	$20.34	$24.99	$20.86	$12.21	$25.15	$19.93	
Value at end of period	$19.10	$22.78	$22.66	$24.14	$20.34	$24.99	$20.86	$12.21	$25.15	
Number of accumulation units outstanding at end of period	6,413	6,171	7,307	7,624	16,803	20,135	21,304	13,533	7,534	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$34.10	$29.77	$22.73	$19.01	$18.75	$15.31	$12.23	$18.34	$18.69	
Value at end of period	$32.93	$34.10	$29.77	$22.73	$19.01	$18.75	$15.31	$12.23	$18.34	
Number of accumulation units outstanding at end of period	10,443	11,602	17,003	13,983	17,572	18,520	17,117	14,212	5,083	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$25.04	$23.20	$16.77	$14.18	$14.43	$11.43	$9.02	$12.92	$13.51	
Value at end of period	$24.02	$25.04	$23.20	$16.77	$14.18	$14.43	$11.43	$9.02	$12.92	
Number of accumulation units outstanding at end of period	7,633	8,299	11,104	3,403	4,300	4,623	1,623	1,587	813	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$20.02	$20.37	$16.09	$13.27	$14.50	$12.55	$8.70	$14.64	$15.15	
Value at end of period	$21.53	$20.02	$20.37	$16.09	$13.27	$14.50	$12.55	$8.70	$14.64	
Number of accumulation units outstanding at end of period	1,471	169,465	178,010	191,464	272,485	224,649	214,530	198,508	90,445	
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$19.97	$19.97	$17.85	$15.42	$15.60	$13.16	$7.91	$11.24	$10.64	$10.28
Value at end of period	$18.97	$19.97	$19.97	$17.85	$15.42	$15.60	$13.16	$7.91	$11.24	$10.64
Number of accumulation units outstanding at end of period	14,120	18,370	23,002	15,765	28,260	29,217	18,607	3,690	3,977	200
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.57	$20.21	$16.60	$14.56	$14.21	$12.51	$9.43	$13.05	$13.19	
Value at end of period	$23.65	$22.57	$20.21	$16.60	$14.56	$14.21	$12.51	$9.43	$13.05	
Number of accumulation units outstanding at end of period	676,618	557,169	479,265	395,149	438,135	230,030	158,513	80,885	37,437	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$24.12	$21.66	$16.09	$13.91	$14.50	$11.33	$7.77	$13.72	$14.02	
Value at end of period	$24.51	$24.12	$21.66	$16.09	$13.91	$14.50	$11.33	$7.77	$13.72	
Number of accumulation units outstanding at end of period	121,216	127,298	129,812	137,584	205,802	116,154	115,094	102,984	55,809	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03	$18.78	$18.30	$16.20
Value at end of period	$25.34	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03	$18.78	$18.30
Number of accumulation units outstanding at end of period	23,478	22,220	21,315	25,415	45,562	41,838	39,701	20,903	5,556	589
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02	$26.09	$23.83	$21.12
Value at end of period	$48.13	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02	$26.09	$23.83
Number of accumulation units outstanding at end of period	92,587	95,772	103,973	108,472	124,122	95,420	96,011	88,084	16,767	222,140
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33	$18.55	$19.05	
Value at end of period	$16.55	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33	$18.55	
Number of accumulation units outstanding at end of period	1,233	1,773	1,773	1,318	9,371	9,919	10,762	9,401	5,407	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32	$10.21		
Value at end of period	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32		
Number of accumulation units outstanding at end of period	28,507	35,739	36,005	35,318	44,257	29,021	21,186	17,868		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82	$11.34	$11.64	
Value at end of period	$12.73	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82	$11.34	
Number of accumulation units outstanding at end of period	8,681	11,085	13,455	8,343	9,174	5,374	1,899	1,758	404	
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71	$10.54	$10.28	
Value at end of period	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71	$10.54	
Number of accumulation units outstanding at end of period	35,259	35,452	34,562	21,706	49,998	26,701	17,371	5,299	2,962	
WANGER SELECT										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32	$16.40	$17.07	
Value at end of period	$23.09	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32	$16.40	
Number of accumulation units outstanding at end of period	37,370	36,261	35,067	31,846	49,809	22,095	21,712	20,392	13,552	
WANGER USA										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74	$14.55	$14.86	
Value at end of period	$24.05	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74	$14.55	
Number of accumulation units outstanding at end of period	125,083	119,556	113,299	99,279	97,810	30,357	23,234	21,376	18,321	
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07	$13.63	$13.17	$11.21
Value at end of period	$20.94	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07	$13.63	$13.17
Number of accumulation units outstanding at end of period	36,455	38,625	36,946	37,913	106,307	93,119	79,484	52,509	42,462	1,659
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63	$22.99	$23.65	
Value at end of period	$38.00	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63	$22.99	
Number of accumulation units outstanding at end of period	6,273	6,741	6,991	7,791	30,488	27,041	25,493	23,182	20,060	

Condensed Financial Information (continued)

TABLE 9

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$19.95	$20.08								
Value at end of period	$17.80	$19.95								
Number of accumulation units outstanding at end of period	1,550	1,550								
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.03	$21.70	$18.14	$16.60						
Value at end of period	$20.76	$21.03	$21.70	$18.14						
Number of accumulation units outstanding at end of period	1,985,723	1,894,691	1,902,268	1,914,642						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26	$23.18	$19.80	$17.80
Value at end of period	$34.33	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26	$23.18	$19.80
Number of accumulation units outstanding at end of period	3,242,414	3,822,554	4,168,809	4,841,438	1,391	1,432	1,476	1,473	1,482	1,599
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34	$16.36	$16.19	$13.53
Value at end of period	$21.50	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34	$16.36	$16.19
Number of accumulation units outstanding at end of period	397,099	515,650	595,065	760,318	47	47	47	47	47	221
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53	$16.23	$12.84	$12.07
Value at end of period	$24.62	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53	$16.23	$12.84
Number of accumulation units outstanding at end of period	448	511	315	305	205	278	278	278	278	524
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88	$17.67	$15.13	$12.87
Value at end of period	$17.03	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88	$17.67	$15.13
Number of accumulation units outstanding at end of period	16	814	814	813	16	16	16	16	16	16
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$31.09	$31.05	$22.90	$20.40						
Value at end of period	$28.67	$31.09	$31.05	$22.90						
Number of accumulation units outstanding at end of period	156,172	236,161	292,309	387,199						
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.35	$11.77	$8.92	$8.76						
Value at end of period	$12.86	$13.35	$11.77	$8.92						
Number of accumulation units outstanding at end of period	60,985	71,135	133,097	347,412						
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.21	$20.90	$16.11	$15.16						
Value at end of period	$22.23	$23.21	$20.90	$16.11						
Number of accumulation units outstanding at end of period	318,872	422,979	546,278	989,289						
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.63	$23.01	$18.23	$17.12						
Value at end of period	$24.77	$23.63	$23.01	$18.23						
Number of accumulation units outstanding at end of period	1,300,804	1,224,475	1,197,039	1,047,104						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02	$69.63	$69.63	
Value at end of period	$70.68	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02	$69.63	
Number of accumulation units outstanding at end of period	634	631	668	662	0	0	82	82	82	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.65	$22.12	$15.76	$15.05						
Value at end of period	$23.09	$24.65	$22.12	$15.76						
Number of accumulation units outstanding at end of period	381	381	381	381						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.24	$16.04	$13.85	$13.43						
Value at end of period	$17.08	$17.24	$16.04	$13.85						
Number of accumulation units outstanding at end of period	66,165	79,025	100,762	106,995						
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.94	$15.53	$17.19	$16.95						
Value at end of period	$15.44	$15.94	$15.53	$17.19						
Number of accumulation units outstanding at end of period	1,139,052	1,263,167	1,618,577	2,507,910						
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$7.71	$8.86	$9.08	$8.14	$10.68	$9.26	$5.32	$12.80	$12.80	
Value at end of period	$6.50	$7.71	$8.86	$9.08	$8.14	$10.68	$9.26	$5.32	$12.80	
Number of accumulation units outstanding at end of period	61,036	70,403	89,453	100,260	0	0	448	448	448	
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$34.30	$33.92	$33.33	$31.43						
Value at end of period	$32.69	$34.30	$33.92	$33.33						
Number of accumulation units outstanding at end of period	239	287	415	654						
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.54	$20.72	$15.55	$14.75						
Value at end of period	$23.64	$22.54	$20.72	$15.55						
Number of accumulation units outstanding at end of period	1,197,836	1,367,587	1,523,907	1,861,369						
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20	$15.65	$14.89	$13.60
Value at end of period	$20.15	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20	$15.65	$14.89
Number of accumulation units outstanding at end of period	286,900	340,383	356,950	423,939	7	37	37	37	37	39
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91	$11.90	$10.88	$10.08
Value at end of period	$13.96	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91	$11.90	$10.88
Number of accumulation units outstanding at end of period	178,688	252,241	311,507	562,087	11	11	11	11	11	11
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.41									
Number of accumulation units outstanding at end of period	1,383,553									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.96	$15.39	$11.83	$10.27	$10.34	$9.10	$7.02	$11.31	$10.57	$9.30
Value at end of period	$16.65	$16.96	$15.39	$11.83	$10.27	$10.34	$9.10	$7.02	$11.31	$10.57
Number of accumulation units outstanding at end of period	297,115	341,192	406,465	27,270	2,079	2,351	2,710	2,983	3,132	3,605

CFI 66

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.08	$18.95	$18.02	$17.33						
Value at end of period	$18.61	$19.08	$18.95	$18.02						
Number of accumulation units outstanding at end of period	432	248	761	773						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.67	$19.12	$14.45	$12.68	$12.75	$11.24	$9.16	$14.66	$14.02	$12.29
Value at end of period	$21.76	$21.67	$19.12	$14.45	$12.68	$12.75	$11.24	$9.16	$14.66	$14.02
Number of accumulation units outstanding at end of period	104,651	126,195	165,374	182,146	634	743	733	721	711	730
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$42.79	$39.23	$29.29	$28.03						
Value at end of period	$41.84	$42.79	$39.23	$29.29						
Number of accumulation units outstanding at end of period	487,826	641,221	815,660	1,121,981						
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$30.28	$28.85	$20.31	$19.48						
Value at end of period	$29.18	$30.28	$28.85	$20.31						
Number of accumulation units outstanding at end of period	102,701	115,026	142,368	172,936						
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.39	$21.08	$21.20	$19.47	$18.19	$16.63	$14.97	$16.43	$15.57	$15.03
Value at end of period	$22.42	$22.39	$21.08	$21.20	$19.47	$18.19	$16.63	$14.97	$16.43	$15.57
Number of accumulation units outstanding at end of period	1,778,000	2,187,252	2,515,405	3,472,123	929	893	854	809	767	745
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$9.51	$10.16	$8.40	$7.61						
Value at end of period	$9.38	$9.51	$10.16	$8.40						
Number of accumulation units outstanding at end of period	63,137	63,119	65,044	64,971						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.01	$15.92	$12.22	$10.39	$10.33					
Value at end of period	$19.08	$18.01	$15.92	$12.22	$10.39					
Number of accumulation units outstanding at end of period	4,268,668	4,120,649	3,960,709	3,517,495	824					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$14.39	$13.13	$10.08	$9.80						
Value at end of period	$13.68	$14.39	$13.13	$10.08						
Number of accumulation units outstanding at end of period	520,889	607,733	759,777	501,018						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$28.37	$26.18	$21.79							
Value at end of period	$28.38	$28.37	$26.18							
Number of accumulation units outstanding at end of period	78,808	87,492	103,577							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.55	$13.61	$13.67	$13.72	$13.78	$13.81	$13.83	$13.53	$12.93	$12.38
Value at end of period	$13.49	$13.55	$13.61	$13.67	$13.72	$13.78	$13.81	$13.83	$13.53	$12.93
Number of accumulation units outstanding at end of period	2,196,118	2,320,181	2,663,419	2,886,563	335	335	335	335	54	54
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.63	$14.48	$11.14	$10.93						
Value at end of period	$16.49	$16.63	$14.48	$11.14						
Number of accumulation units outstanding at end of period	32,981	39,117	45,394	60,748						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.90	$14.15	$10.76	$10.61						
Value at end of period	$16.16	$15.90	$14.15	$10.76						
Number of accumulation units outstanding at end of period	901,134	721,401	536,370	414,136						
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.22	$19.89	$15.20	$14.68						
Value at end of period	$21.29	$22.22	$19.89	$15.20						
Number of accumulation units outstanding at end of period	13,934	14,572	15,219	18,720						
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$26.84	$24.27	$18.07	$17.48						
Value at end of period	$26.51	$26.84	$24.27	$18.07						
Number of accumulation units outstanding at end of period	36,622	41,322	44,341	48,090						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.64	$15.72	$11.77	$11.23						
Value at end of period	$17.06	$17.64	$15.72	$11.77						
Number of accumulation units outstanding at end of period	2,380,071	1,787,419	1,431,893	989,497						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.66	$16.91	$12.24	$11.66						
Value at end of period	$16.78	$17.66	$16.91	$12.24						
Number of accumulation units outstanding at end of period	412,029	365,283	282,839	210,591						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$19.11	$18.18	$13.13	$13.51						
Value at end of period	$18.85	$19.11	$18.18	$13.13						
Number of accumulation units outstanding at end of period	841	614	21	280						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.61	$34.51	$25.17	$22.08	$22.74	$18.37	$14.46	$21.07	$19.99	$17.19
Value at end of period	$36.15	$36.61	$34.51	$25.17	$22.08	$22.74	$18.37	$14.46	$21.07	$19.99
Number of accumulation units outstanding at end of period	2,142	2,676	2,261	2,704	454	454	454	454	454	454
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.85	$15.08	$13.03	$12.63						
Value at end of period	$15.77	$15.85	$15.08	$13.03						
Number of accumulation units outstanding at end of period	627	2,961	628	627						
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$16.61	$15.78	$14.67							
Value at end of period	$16.45	$16.61	$15.78							
Number of accumulation units outstanding at end of period	58	58	58							
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.21									
Value at end of period	$14.94									
Number of accumulation units outstanding at end of period	67									
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.63	$18.49	$16.57	$14.82	$14.62	$13.23	$11.27	$14.81	$14.06	$13.04
Value at end of period	$19.50	$19.63	$18.49	$16.57	$14.82	$14.62	$13.23	$11.27	$14.81	$14.06
Number of accumulation units outstanding at end of period	14,363	15,083	17,457	24,135	21	21	21	21	21	21

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$13.22	$13.77	$16.78	$17.80
Value at end of period							$13.77	$16.78	$17.80	$17.51
Number of accumulation units outstanding at end of period							30,717	29,099	13,255	12,214
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.19	$13.49	$14.17	$9.81	$11.89	$13.27	$13.13	$14.85	$17.23	$18.30
Value at end of period	$13.49	$14.17	$9.81	$11.89	$13.27	$13.13	$14.85	$17.23	$18.30	$18.12
Number of accumulation units outstanding at end of period	34	34	34	34	34	34	132,212	129,744	94,979	57,084
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$12.59	$12.58	$12.21	$12.85
Value at end of period							$12.58	$12.21	$12.85	$12.82
Number of accumulation units outstanding at end of period							170,041	134,756	202,586	199,170
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$19.97	$21.15	$27.66	$30.97
Value at end of period							$21.15	$27.66	$30.97	$30.30
Number of accumulation units outstanding at end of period							789,233	535,374	431,450	298,326
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$21.74	$23.00	$31.80	$33.03
Value at end of period							$23.00	$31.80	$33.03	$31.23
Number of accumulation units outstanding at end of period							1,548,031	1,228,228	1,034,375	803,513
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$11.41	$12.28	$12.71	$14.43
Value at end of period							$12.28	$12.71	$14.43	$14.16
Number of accumulation units outstanding at end of period							1,466,094	1,646,652	1,720,150	1,794,423
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$13.44	$13.39	$13.61	$17.59
Value at end of period							$13.39	$13.61	$17.59	$18.03
Number of accumulation units outstanding at end of period							651,553	505,347	444,421	395,863
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$20.12	$20.69	$27.76	$31.17
Value at end of period							$20.69	$27.76	$31.17	$31.96
Number of accumulation units outstanding at end of period							24,837	23,993	17,042	16,843
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$15.74	$16.38	$22.18	$23.41
Value at end of period							$16.38	$22.18	$23.41	$22.92
Number of accumulation units outstanding at end of period							4,422	4,455	3,518	3,614
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$14.60	$15.46	$20.78	$22.58
Value at end of period							$15.46	$20.78	$22.58	$21.13
Number of accumulation units outstanding at end of period							38,244	33,528	35,301	32,183
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.76	$12.07	$12.45	$9.49	$11.60	$12.96	$12.77	$14.33	$17.83	$19.34
Value at end of period	$12.07	$12.45	$9.49	$11.60	$12.96	$12.77	$14.33	$17.83	$19.34	$18.86
Number of accumulation units outstanding at end of period	183	183	147	131	131	0	6,737	2,166	2,171	2,170

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.81	$18.07	$13.56	$13.16						
Value at end of period	$19.14	$19.81	$18.07	$13.56						
Number of accumulation units outstanding at end of period	0	25	25	0						
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$33.88	$29.60	$22.60	$22.30						
Value at end of period	$32.71	$33.88	$29.60	$22.60						
Number of accumulation units outstanding at end of period	0	0	0	217						
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.92	$23.10	$16.70	$15.90						
Value at end of period	$23.89	$24.92	$23.10	$16.70						
Number of accumulation units outstanding at end of period	928	937	1,240	1,097						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62	$13.78	$11.73
Value at end of period	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62	$13.78
Number of accumulation units outstanding at end of period	296,475	339,674	361,415	424,803	1,556	1,779	1,975	2,187	2,211	2,750
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.88	$19.90	$17.79	$17.02						
Value at end of period	$18.87	$19.88	$19.90	$17.79						
Number of accumulation units outstanding at end of period	84,714	90,413	118,395	171,400						
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.46	$20.12	$16.54	$16.03						
Value at end of period	$23.53	$22.46	$20.12	$16.54						
Number of accumulation units outstanding at end of period	8,440	5,879	5,283	5,016						
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70	$12.14	$11.17
Value at end of period	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70	$12.14
Number of accumulation units outstanding at end of period	118,511	135,909	153,926	187,467	920	910	946	892	841	952
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$27.17	$25.40	$19.67	$18.85						
Value at end of period	$25.18	$27.17	$25.40	$19.67						
Number of accumulation units outstanding at end of period	947,875	1,236,187	1,602,801	2,409,214						
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.36	$26.21	$18.91	$15.97	$16.22	$13.94	$9.80	$17.03	$15.56	$13.80
Value at end of period	$31.29	$28.36	$26.21	$18.91	$15.97	$16.22	$13.94	$9.80	$17.03	$15.56
Number of accumulation units outstanding at end of period	1,501,278	1,362,589	1,370,290	1,311,004	231	319	362	361	361	558
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.70	$16.96	$14.90	$13.67						
Value at end of period	$16.47	$16.70	$16.96	$14.90						
Number of accumulation units outstanding at end of period	13,876	17,208	20,545	27,643						
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.41	$11.19	$9.35	$7.90	$9.01	$8.32	$6.32	$10.20		
Value at end of period	$10.01	$10.41	$11.19	$9.35	$7.90	$9.01	$8.32	$6.32		
Number of accumulation units outstanding at end of period	259,619	266,971	237,319	214,039	68	68	147	153		

CFI 70

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$12.61	$13.26	$10.88	$10.08						
Value at end of period	$12.57	$12.61	$13.26	$10.88						
Number of accumulation units outstanding at end of period	1,033,719	964,404	956,076	843,353						
WANGER SELECT										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.00	$22.40	$16.72	$16.00						
Value at end of period	$22.96	$23.00	$22.40	$16.72						
Number of accumulation units outstanding at end of period	259,350	292,229	345,743	481,156						
WANGER USA										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.17	$23.17	$17.40	$16.55						
Value at end of period	$23.91	$24.17	$23.17	$17.40						
Number of accumulation units outstanding at end of period	1,004,826	1,008,822	1,054,435	940,449						
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.96	$18.94	$14.43	$14.16						
Value at end of period	$20.82	$20.96	$18.94	$14.43						
Number of accumulation units outstanding at end of period	164	164	164	164						

TABLE 10
FOR CERTAIN OPTIONAL RETIREMENT PRODUCT CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45% ISSUED BEGINNING IN OCTOBER, 2012
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$20.17	$18.46	$12.84	$12.69
Value at end of period	$18.00	$20.17	$18.46	$12.84
Number of accumulation units outstanding at end of period	314,253	477,129	327,874	14,849
DELAWARE SMALL CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$12.69	$12.10	$10.68	
Value at end of period	$11.82	$12.69	$12.10	
Number of accumulation units outstanding at end of period	6,642	4,801	187	
EUROPACIFIC GROWTH FUND® (CLASS R-4)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$10.70	$11.04	$9.23	$8.85
Value at end of period	$10.56	$10.70	$11.04	$9.23
Number of accumulation units outstanding at end of period	578,037	437,705	176,382	17,281
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$14.85	$13.33	$10.20	$10.37
Value at end of period	$14.88	$14.85	$13.33	$10.20
Number of accumulation units outstanding at end of period	1,959,659	1,602,285	1,290,100	243,032

	2015	2014	2013	2012
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during November 2012)				
Value at beginning of period	$13.42	$12.40	$9.72	$9.40
Value at end of period	$12.83	$13.42	$12.40	$9.72
Number of accumulation units outstanding at end of period	17,485	8,828	5,196	3,062
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$16.26	$16.24	$11.97	$11.12
Value at end of period	$14.99	$16.26	$16.24	$11.97
Number of accumulation units outstanding at end of period	50,260	43,989	29,728	1,758
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$14.39	$12.96	$9.99	$9.68
Value at end of period	$13.79	$14.39	$12.96	$9.99
Number of accumulation units outstanding at end of period	250,765	159,993	163,700	82,360
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$10.28	$9.76	$9.56	
Value at end of period	$10.23	$10.28	$9.76	
Number of accumulation units outstanding at end of period	101,870	103,982	21,146	
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)				
(Funds were first received in this option during January 2015)				
Value at beginning of period	$21.07			
Value at end of period	$20.37			
Number of accumulation units outstanding at end of period	561			
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$17.92	$16.08	$11.46	$11.09
Value at end of period	$16.79	$17.92	$16.08	$11.46
Number of accumulation units outstanding at end of period	212,926	344,888	239,520	12,465
THE BOND FUND OF AMERICA℠ (CLASS R-4)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$12.47	$11.87	$12.17	$12.15
Value at end of period	$12.45	$12.47	$11.87	$12.17
Number of accumulation units outstanding at end of period	7,061	1,565	5,620	19
VOYA BALANCED PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$13.40	$12.67	$10.91	$10.84
Value at end of period	$13.09	$13.40	$12.67	$10.91
Number of accumulation units outstanding at end of period	181,195	148,775	106,702	25,193
VOYA GLOBAL BOND PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$12.83	$12.83	$13.42	$13.31
Value at end of period	$12.22	$12.83	$12.83	$13.42
Number of accumulation units outstanding at end of period	24,762	24,273	15,661	1,488
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2014)				
Value at beginning of period	$10.20	$10.27		
Value at end of period	$9.81	$10.20		
Number of accumulation units outstanding at end of period	1,106	94		

	2015	2014	2013	2012
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$10.03			
Value at end of period	$9.41			
Number of accumulation units outstanding at end of period	637,814			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$15.03	$13.64	$10.48	$10.77
Value at end of period	$14.75	$15.03	$13.64	$10.48
Number of accumulation units outstanding at end of period	15,524	8,779	4,580	160
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$14.91	$13.15	$11.68	
Value at end of period	$14.96	$14.91	$13.15	
Number of accumulation units outstanding at end of period	24	24	24	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$16.48	$15.11	$11.28	$11.07
Value at end of period	$16.11	$16.48	$15.11	$11.28
Number of accumulation units outstanding at end of period	676,305	535,363	475,274	123,940
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$14.06	$13.24	$13.32	$13.15
Value at end of period	$14.08	$14.06	$13.24	$13.32
Number of accumulation units outstanding at end of period	1,417,954	1,082,641	851,031	266,551
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$9.70	$10.36	$8.57	$8.08
Value at end of period	$9.57	$9.70	$10.36	$8.57
Number of accumulation units outstanding at end of period	126,123	154,603	110,363	5,648
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$18.17	$16.06	$12.32	$12.25
Value at end of period	$19.24	$18.17	$16.06	$12.32
Number of accumulation units outstanding at end of period	127,315	99,714	59,345	6,812
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$15.35	$14.00	$10.75	$10.70
Value at end of period	$14.60	$15.35	$14.00	$10.75
Number of accumulation units outstanding at end of period	199,283	412,489	200,256	30
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during March 2013)				
Value at beginning of period	$18.99	$17.52	$14.59	
Value at end of period	$19.00	$18.99	$17.52	
Number of accumulation units outstanding at end of period	13,280	2,019	630	
VOYA MONEY MARKET PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$10.43	$10.42	$10.42	$10.42
Value at end of period	$10.43	$10.43	$10.42	$10.42
Number of accumulation units outstanding at end of period	2,030,346	1,303,310	875,724	201,278

	2015	2014	2013	2012
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$17.99	$16.03	$12.00	$11.80
Value at end of period	$17.41	$17.99	$16.03	$12.00
Number of accumulation units outstanding at end of period	103,205	63,971	39,755	4,344
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$18.02	$17.25	$12.49	$12.15
Value at end of period	$17.12	$18.02	$17.25	$12.49
Number of accumulation units outstanding at end of period	113,289	87,840	74,017	11,204
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$18.58	$17.67	$12.77	$12.65
Value at end of period	$18.33	$18.58	$17.67	$12.77
Number of accumulation units outstanding at end of period	44,572	35,771	30,752	34
VOYA SMALL COMPANY PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$17.02	$16.05	$11.70	$11.49
Value at end of period	$16.81	$17.02	$16.05	$11.70
Number of accumulation units outstanding at end of period	9,070	2,262	1,897	75
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$12.34	$11.74	$10.14	$9.91
Value at end of period	$12.28	$12.34	$11.74	$10.14
Number of accumulation units outstanding at end of period	9,682	6,847	1,760	323
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$12.46	$11.84	$9.88	$9.71
Value at end of period	$12.34	$12.46	$11.84	$9.88
Number of accumulation units outstanding at end of period	44,669	25,161	6,187	229
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)				
(Funds were first received in this option during November 2012)				
Value at beginning of period	$12.40	$11.74	$9.55	$9.30
Value at end of period	$12.23	$12.40	$11.74	$9.55
Number of accumulation units outstanding at end of period	16,561	7,556	2,882	180
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$16.54	$15.64	$12.72	$12.46
Value at end of period	$16.33	$16.54	$15.64	$12.72
Number of accumulation units outstanding at end of period	12,420	4,587	1,600	213
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during November 2012)				
Value at beginning of period	$13.14	$12.48	$11.72	$11.65
Value at end of period	$13.09	$13.14	$12.48	$11.72
Number of accumulation units outstanding at end of period	262,018	284,148	171,929	11
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$13.10	$12.45	$12.83	$12.84
Value at end of period	$13.07	$13.10	$12.45	$12.83
Number of accumulation units outstanding at end of period	45,124	14,407	6,666	1,338

Condensed Financial Information (continued)

	2015	2014	2013	2012
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$15.49	$13.72	$10.44	$10.45
Value at end of period	$15.59	$15.49	$13.72	$10.44
Number of accumulation units outstanding at end of period	487,596	374,962	226,622	11,424
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$19.15	$17.10	$13.08	$12.76
Value at end of period	$18.73	$19.15	$17.10	$13.08
Number of accumulation units outstanding at end of period	444,232	541,526	423,778	73,666
VY® BARON GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$17.04	$16.41	$11.87	$11.51
Value at end of period	$16.11	$17.04	$16.41	$11.87
Number of accumulation units outstanding at end of period	561,518	637,384	500,426	77,928
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)				
(Funds were first received in this option during November 2012)				
Value at beginning of period	$15.17	$13.97	$10.39	$9.68
Value at end of period	$14.20	$15.17	$13.97	$10.39
Number of accumulation units outstanding at end of period	354,880	586,821	317,422	4,894
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$15.55	$14.34	$11.53	$11.69
Value at end of period	$15.16	$15.55	$14.34	$11.53
Number of accumulation units outstanding at end of period	17,766	17,603	2,435	1,936
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$18.47	$16.14	$12.32	$12.19
Value at end of period	$17.83	$18.47	$16.14	$12.32
Number of accumulation units outstanding at end of period	0	0	0	17
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$13.43	$13.18	$10.42	$9.87
Value at end of period	$13.92	$13.43	$13.18	$10.42
Number of accumulation units outstanding at end of period	48,172	11,988	5,598	105
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$17.81	$17.83	$15.94	$15.69
Value at end of period	$16.91	$17.81	$15.83	$15.94
Number of accumulation units outstanding at end of period	462,651	685,504	256,968	5,994
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$17.48	$15.70	$11.67	$11.70
Value at end of period	$17.75	$17.48	$15.70	$11.67
Number of accumulation units outstanding at end of period	29,171	3,344	287	8
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$14.40	$13.46	$10.42	$10.40
Value at end of period	$13.34	$14.40	$13.46	$10.42
Number of accumulation units outstanding at end of period	896,259	1,069,026	750,944	160,073

CFI 75

Condensed Financial Information (continued)

	2015	2014	2013	2012
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2012)				
Value at beginning of period	$16.63	$15.37	$11.09	$11.35
Value at end of period	$18.35	$16.63	$15.37	$11.09
Number of accumulation units outstanding at end of period	768,906	495,744	391,431	84,100
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during November 2012)				
Value at beginning of period	$10.62	$11.42	$9.54	$8.95
Value at end of period	$10.22	$10.62	$11.42	$9.54
Number of accumulation units outstanding at end of period	36,870	18,755	7,693	2,937
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$15.18	$13.72	$10.45	$10.60
Value at end of period	$15.08	$15.18	$13.72	$10.45
Number of accumulation units outstanding at end of period	57,798	11,501	4,914	2,609

TABLE 11

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.38	$20.51	$15.30	$13.38	$14.19	$13.02	$12.38			
Value at end of period	$21.80	$21.38	$20.51	$15.30	$13.38	$14.19	$13.02			
Number of accumulation units outstanding at end of period	2,391	1,785	1,354	1,017	627	349	1,359			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.73	$14.74	$12.06	$10.90	$11.16	$9.68	$9.03			
Value at end of period	$16.57	$16.73	$14.74	$12.06	$10.90	$11.16	$9.68			
Number of accumulation units outstanding at end of period	16,568	16,272	20,343	18,745	19,896	10,062	3,585			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.26	$15.90	$12.32	$11.29	$11.13	$9.97	$9.43			
Value at end of period	$16.68	$17.26	$15.90	$12.32	$11.29	$11.13	$9.97			
Number of accumulation units outstanding at end of period	26,357	30,948	28,083	20,290	17,813	7,440	1,604			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.44	$12.17	$13.46	$12.68	$11.28	$10.75	$10.20			
Value at end of period	$12.11	$12.44	$12.17	$13.46	$12.68	$11.28	$10.75			
Number of accumulation units outstanding at end of period	15,056	11,402	12,914	33,093	18,128	13,725	8,279			
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.95									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	2,918									

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period					$16.74	$17.66	$15.58	$18.65	$26.84	$29.63
Value at end of period					$17.66	$15.58	$18.65	$26.84	$29.63	$28.28
Number of accumulation units outstanding at end of period					850	1,579	1,810	3,572	4,185	4,725
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$8.94	$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02
Value at end of period			$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02	$11.50
Number of accumulation units outstanding at end of period			3,808	3,790	4,307	4,979	5,528	14,330	21,788	24,166
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.85	$10.94	$12.68	$18.23	$19.91
Value at end of period						$10.94	$12.68	$18.23	$19.91	$17.75
Number of accumulation units outstanding at end of period						1,591	603	3,574	5,482	11,337
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period										$9.27
Value at end of period										$9.18
Number of accumulation units outstanding at end of period										69
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$10.37
Value at end of period										$10.11
Number of accumulation units outstanding at end of period										23,513
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period					$13.86	$15.83	$15.66	$17.64	$23.39	$24.77
Value at end of period					$15.83	$15.66	$17.64	$23.39	$24.77	$22.94
Number of accumulation units outstanding at end of period					1,891	3,988	4,025	5,640	8,927	5,250
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.84	$13.90	$14.21	$9.71	$12.11	$13.50	$14.05	$15.45	$18.14	$19.78
Value at end of period	$13.90	$14.21	$9.71	$12.11	$13.50	$14.05	$15.45	$18.14	$19.78	$19.25
Number of accumulation units outstanding at end of period	13,936	6,215	11,277	13,253	12,450	16,810	21,225	15,915	10,029	9,766
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2012)										
Value at beginning of period							$10.75	$10.94	$11.22	$14.54
Value at end of period							$10.94	$11.22	$14.54	$15.19
Number of accumulation units outstanding at end of period							1,253	2,416	15,633	5,221
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.84	$6.20	$7.86	$9.09	$8.59	$9.82	$12.79	$14.22
Value at end of period			$6.20	$7.86	$9.09	$8.59	$9.82	$12.79	$14.22	$13.83
Number of accumulation units outstanding at end of period			1,352	8,607	31,277	6,788	17,106	17,041	20,186	23,484
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.96	$6.11	$8.04	$9.83	$9.37	$10.86	$14.60	$16.27
Value at end of period			$6.11	$8.04	$9.83	$9.37	$10.86	$14.60	$16.27	$15.35
Number of accumulation units outstanding at end of period			239	343	865	2,029	3,310	4,708	5,861	7,058

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period								$11.57	$12.09	$12.68
Value at end of period								$12.09	$12.68	$11.80
Number of accumulation units outstanding at end of period								2	206	226
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.86	$16.80	$19.88	$11.75	$16.27	$17.71	$15.23	$18.06	$21.60	$20.92
Value at end of period	$16.80	$19.88	$11.75	$16.27	$17.71	$15.23	$18.06	$21.60	$20.92	$20.64
Number of accumulation units outstanding at end of period	410,203	1,011,770	1,541,793	1,915,626	2,104,935	2,079,790	287,712	329,833	331,202	308,857
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.53	$20.60	$24.10	$13.78	$18.61	$21.71	$21.06	$24.39	$31.86	$35.49
Value at end of period	$20.60	$24.10	$13.78	$18.61	$21.71	$21.06	$24.39	$31.86	$35.49	$35.55
Number of accumulation units outstanding at end of period	1,082,527	1,753,796	2,189,447	2,280,121	2,415,531	2,604,172	716,659	714,618	619,617	638,002
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.01	$16.76	$16.93	$9.66	$12.52	$14.34	$14.41	$16.82	$21.44	$23.19
Value at end of period	$16.76	$16.93	$9.66	$12.52	$14.34	$14.41	$16.82	$21.44	$23.19	$22.16
Number of accumulation units outstanding at end of period	682,997	1,241,963	1,444,799	1,418,008	1,303,760	1,262,993	222,004	188,464	155,457	147,630
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.63	$13.42	$16.96	$8.91	$11.38	$14.06	$14.02	$16.00	$21.70	$24.03
Value at end of period	$13.42	$16.96	$8.91	$11.38	$14.06	$14.02	$16.00	$21.70	$24.03	$25.63
Number of accumulation units outstanding at end of period	451,275	245,182	327,083	417,864	399,939	286,047	301,443	270,201	259,286	254,876
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.83	$16.25	$18.96	$10.60	$13.35	$15.02	$12.38	$14.88	$19.31	$17.66
Value at end of period	$16.25	$18.96	$10.60	$13.35	$15.02	$12.38	$14.88	$19.31	$17.66	$18.21
Number of accumulation units outstanding at end of period	56,984	45,025	50,712	43,425	40,790	28,173	36,681	29,106	26,054	26,161
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$16.34	$19.01	$18.47	$12.31	$15.82	$20.18	$19.33	$22.77	$30.86	$30.88
Value at end of period	$19.01	$18.47	$12.31	$15.82	$20.18	$19.33	$22.77	$30.86	$30.88	$28.46
Number of accumulation units outstanding at end of period	155,795	637,501	808,893	835,057	834,708	772,940	35,540	37,985	15,976	21,010
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.08	$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87
Value at end of period			$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87	$15.29
Number of accumulation units outstanding at end of period			4,779	20,641	69,725	89,862	194,592	218,834	222,954	111,193
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period					$12.74	$13.80	$12.87	$14.14	$18.17	$18.90
Value at end of period					$13.80	$12.87	$14.14	$18.17	$18.90	$17.99
Number of accumulation units outstanding at end of period					236	353	153	217	273	330
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.19	$36.14	$50.39	$54.37
Value at end of period							$36.14	$50.39	$54.37	$56.80
Number of accumulation units outstanding at end of period							5,931	6,097	6,151	5,582
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.08	$10.55	$11.35	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11
Value at end of period	$10.55	$11.35	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11	$16.05
Number of accumulation units outstanding at end of period	19,517	19,827	34,384	36,216	33,378	23,759	32,624	31,722	26,623	23,841
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$11.37
Value at end of period										$10.49
Number of accumulation units outstanding at end of period										9,110

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$35.80	$33.16	$27.73	$24.53	$24.26	$22.49	$17.96	$21.44	$19.50	$17.70
Value at end of period	$35.84	$35.80	$33.16	$27.73	$24.53	$24.26	$22.49	$17.96	$21.44	$19.50
Number of accumulation units outstanding at end of period	105	97	132	202	191	196	186	160	140	138
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$34.84	$31.12	$23.62	$20.24	$20.64	$16.48	$11.44	$20.42	$16.82	$14.88
Value at end of period	$36.06	$34.84	$31.12	$23.62	$20.24	$20.64	$16.48	$11.44	$20.42	$16.82
Number of accumulation units outstanding at end of period	84	78	124	214	201	204	192	168	152	138
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.95	$23.90	$24.05	$22.31	$21.01	$19.55	$17.36	$16.45	$15.45	$15.29
Value at end of period	$24.88	$24.95	$23.90	$24.05	$22.31	$21.01	$19.55	$17.36	$16.45	$15.45
Number of accumulation units outstanding at end of period	21	21	21	21	21	21	21	22	21	25
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.10	$17.87	$13.98	$11.70	$13.63	$11.83	$8.63	$15.68	$14.38	$12.22
Value at end of period	$18.57	$19.10	$17.87	$13.98	$11.70	$13.63	$11.83	$8.63	$15.68	$14.38
Number of accumulation units outstanding at end of period	68	54	76	200	173	245	225	183	221	59
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$22.30	$19.84	$15.30	$12.96	$13.76	$12.07	$8.90	$14.84	$12.96	$11.69
Value at end of period	$23.38	$22.30	$19.84	$15.30	$12.96	$13.76	$12.07	$8.90	$14.84	$12.96
Number of accumulation units outstanding at end of period	125	115	137	258	237	222	204	162	127	138
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.30	$11.73	$8.89	$8.48	$9.05	$7.39	$5.37	$8.78	$10.17	
Value at end of period	$12.81	$13.30	$11.73	$8.89	$8.48	$9.05	$7.39	$5.37	$8.78	
Number of accumulation units outstanding at end of period	15,004	9,944	11,991	12,288	236,494	70,325	38,125	21,513	10,851	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$18.15	$17.36	$12.87	$11.14	$11.41	$9.19	$7.19	$9.40		
Value at end of period	$17.41	$18.15	$17.36	$12.87	$11.14	$11.41	$9.19	$7.19		
Number of accumulation units outstanding at end of period	49,883	56,417	53,946	43,599	24,094	11,626	5,130	1,313		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.05	$20.78	$16.02	$14.06	$14.72	$11.79	$9.36	$15.51	$15.50	$13.88
Value at end of period	$22.07	$23.05	$20.78	$16.02	$14.06	$14.72	$11.79	$9.36	$15.51	$15.50
Number of accumulation units outstanding at end of period	43,944	45,448	50,017	53,567	54,943	104,044	107,341	109,356	84,275	124,247
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.28	$9.76	$9.67							
Value at end of period	$10.22	$10.28	$9.76							
Number of accumulation units outstanding at end of period	57,392	65,711	47,704							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.68	$16.11	$11.73	$10.64	$11.03	$9.05	$6.98	$11.48	$10.75	$10.31
Value at end of period	$17.49	$17.68	$16.11	$11.73	$10.64	$11.03	$9.05	$6.98	$11.48	$10.75
Number of accumulation units outstanding at end of period	29,507	32,549	32,938	27,105	18,134	12,844	5,037	593	399	725
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.51	$22.90	$18.15	$15.10	$16.43	$14.65	$10.71	$17.32	$15.02	$13.23
Value at end of period	$24.63	$23.51	$22.90	$18.15	$15.10	$16.43	$14.65	$10.71	$17.32	$15.02
Number of accumulation units outstanding at end of period	168,461	160,278	155,923	138,400	866,891	791,091	632,682	494,220	228,690	163,750
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$20.47									
Value at end of period	$20.35									
Number of accumulation units outstanding at end of period	4									

CFI 79

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$82.02	$86.59	$80.32	$66.79	$81.96	$64.87	$35.87	$69.37	$52.09	$41.82
Value at end of period	$70.13	$82.02	$86.59	$80.32	$66.79	$81.96	$64.87	$35.87	$69.37	$52.09
Number of accumulation units outstanding at end of period	44,665	50,166	54,751	47,388	412,465	395,735	290,951	176,630	129,545	44,019
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$36.29	$35.66	$28.15	$23.33	$25.57	$22.16	$15.93	$26.77	$25.31	$21.61
Value at end of period	$37.54	$36.29	$35.66	$28.15	$23.33	$25.57	$22.16	$15.93	$26.77	$25.31
Number of accumulation units outstanding at end of period	2	2	50	64	66	113	115	123	159	97
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$23.37	$22.84	$22.98	$20.34	$20.27	$17.72	$14.99	$18.04		
Value at end of period	$22.72	$23.37	$22.84	$22.98	$20.34	$20.27	$17.72	$14.99		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$24.53	$22.03	$15.70	$13.37	$13.74	$11.19	$8.20	$13.25	$13.48	$11.78
Value at end of period	$22.97	$24.53	$22.03	$15.70	$13.37	$13.74	$11.19	$8.20	$13.25	$13.48
Number of accumulation units outstanding at end of period	50,718	52,324	46,852	42,541	31,594	29,918	22,958	11,496	1,890	1,409
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.12	$15.93	$13.76	$12.43	$12.72	$11.43	$9.47	$13.73	$12.61	$11.79
Value at end of period	$16.95	$17.12	$15.93	$13.76	$12.43	$12.72	$11.43	$9.47	$13.73	$12.61
Number of accumulation units outstanding at end of period	19,733	19,518	19,103	16,580	174,373	201,644	214,682	205,673	58,216	17,955
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$5.35									
Value at end of period	$5.45									
Number of accumulation units outstanding at end of period	2,021									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.85	$15.46	$17.11	$15.81	$14.23	$13.23	$11.23	$12.15	$11.04	$11.01
Value at end of period	$15.35	$15.85	$15.46	$17.11	$15.81	$14.23	$13.23	$11.23	$12.15	$11.04
Number of accumulation units outstanding at end of period	120,986	106,862	127,592	153,264	1,671,696	1,422,721	862,847	413,595	191,317	62,666
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.68	$8.83	$9.05	$8.13	$10.66	$9.25	$5.32	$12.79	$10.35	
Value at end of period	$6.47	$7.68	$8.83	$9.05	$8.13	$10.66	$9.25	$5.32	$12.79	
Number of accumulation units outstanding at end of period	20,645	18,450	20,368	20,441	178,504	291,843	393,992	458,375	385,205	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.65	$18.73	$16.80	$14.55	$14.87	$12.66	$7.93	$12.34	$11.72	$10.85
Value at end of period	$17.83	$18.65	$18.73	$16.80	$14.55	$14.87	$12.66	$7.93	$12.34	$11.72
Number of accumulation units outstanding at end of period	12,556	12,751	12,034	13,037	6,689	7,353	8,069	9,881	9,288	34,941
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.05	$13.86	$10.77	$8.87	$10.41	$8.37	$5.48	$8.95		
Value at end of period	$14.34	$14.05	$13.86	$10.77	$8.87	$10.41	$8.37	$5.48		
Number of accumulation units outstanding at end of period	31,063	16,128	14,352	13,339	10,148	8,614	2,797	1,025		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.07									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	491									

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$16.96	$19.14	$21.11	$22.33	$26.41	$29.61	$28.76	$33.14	$33.71	$34.07
Value at end of period	$19.14	$21.11	$22.33	$26.41	$29.61	$28.76	$33.14	$33.71	$34.07	$32.45
Number of accumulation units outstanding at end of period	70,439	321,712	555,983	768,873	1,012,847	1,084,122	190,450	217,859	218,571	223,088
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.78	$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19
Value at end of period			$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19	$12.16
Number of accumulation units outstanding at end of period			1,854	11,517	22,176	20,920	29,902	36,459	41,347	43,946
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.36	$13.64	$15.04	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42
Value at end of period	$13.64	$15.04	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42	$23.50
Number of accumulation units outstanding at end of period	759,533	1,970,670	2,946,765	3,715,843	3,808,211	3,130,770	293,901	316,623	313,096	304,804
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$10.30	$8.78	$7.68	$3.71	$3.38
Value at end of period						$8.78	$7.68	$3.71	$3.38	$2.47
Number of accumulation units outstanding at end of period						7,516	3,844	5,847	4,509	20,142
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.08	$15.40	$16.18	$11.58	$13.73	$15.59	$15.31	$17.31	$20.11	$21.25
Value at end of period	$15.40	$16.18	$11.58	$13.73	$15.59	$15.31	$17.31	$20.11	$21.25	$20.75
Number of accumulation units outstanding at end of period	612,966	345,032	336,347	286,440	240,255	174,928	176,386	149,521	117,382	102,081
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$10.00
Value at end of period										$9.66
Number of accumulation units outstanding at end of period										10,262
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.19	$10.99	$11.90	$10.00	$12.10	$13.95	$14.39	$15.46	$14.76	$14.75
Value at end of period	$10.99	$11.90	$10.00	$12.10	$13.95	$14.39	$15.46	$14.76	$14.75	$14.04
Number of accumulation units outstanding at end of period	240,769	391,046	538,205	579,987	714,560	658,923	149,121	138,645	138,008	127,552
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period									$10.38	$10.19
Value at end of period									$10.19	$9.80
Number of accumulation units outstanding at end of period									206	331
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.40
Number of accumulation units outstanding at end of period										123,943
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period					$15.33	$15.29	$16.34	$16.73	$16.34	$17.06
Value at end of period					$15.29	$16.34	$16.73	$16.34	$17.06	$17.25
Number of accumulation units outstanding at end of period					1,697	2,721	1,897	661	773	189
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.74	$11.06	$11.82	$7.34	$9.51	$10.80	$10.72	$12.34	$16.05	$17.68
Value at end of period	$11.06	$11.82	$7.34	$9.51	$10.80	$10.72	$12.34	$16.05	$17.68	$17.34
Number of accumulation units outstanding at end of period	1,720,872	1,124,594	1,222,363	975,697	1,160,834	847,975	839,210	961,178	725,398	705,057
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$11.42	$11.69	$9.01	$13.39	$15.23	$15.82	$17.95	$18.86	$18.99
Value at end of period	$11.42	$11.69	$9.01	$13.39	$15.23	$15.82	$17.95	$18.86	$18.99	$18.51
Number of accumulation units outstanding at end of period	17,763	59,052	87,761	113,811	274,897	324,318	44,498	58,211	56,875	43,772

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.86	$20.17	$15.25	$13.39	$13.47	$11.88	$9.69	$15.51	$14.85	$13.02
Value at end of period	$22.93	$22.86	$20.17	$13.25	$13.39	$13.47	$11.88	$9.69	$15.51	$14.85
Number of accumulation units outstanding at end of period	224,953	212,583	258,044	250,124	450,565	573,609	572,860	594,639	350,930	342,528
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.48	$38.05	$28.42	$24.27	$24.67	$20.34	$15.52	$24.98	$23.80	$21.85
Value at end of period	$40.53	$41.48	$38.05	$28.42	$24.27	$24.67	$20.34	$15.52	$24.98	$23.80
Number of accumulation units outstanding at end of period	60,550	83,602	98,915	108,294	393,949	406,845	416,193	452,410	477,321	432,043
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$28.88	$27.52	$19.38	$17.33	$17.55	$14.36	$11.56	$17.49	$18.74	$16.55
Value at end of period	$27.81	$28.88	$27.52	$19.38	$17.33	$17.55	$14.36	$11.56	$17.49	$18.74
Number of accumulation units outstanding at end of period	48,883	52,577	56,030	63,279	322,594	355,597	348,307	399,729	341,597	387,810
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$16.59	$15.68	$14.33							
Value at end of period	$16.19	$16.59	$15.68							
Number of accumulation units outstanding at end of period	13	7	3							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.51	$21.20	$21.34	$19.60	$18.32	$16.76	$15.10	$16.58	$15.72	$15.18
Value at end of period	$22.53	$22.51	$21.20	$21.34	$19.60	$18.32	$16.76	$15.10	$16.58	$15.72
Number of accumulation units outstanding at end of period	385,940	217,898	263,194	303,039	533,775	539,402	505,538	463,234	389,230	299,042
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$9.48	$10.13	$8.38	$7.09	$8.12	$7.57	$5.97			
Value at end of period	$9.35	$9.48	$10.13	$8.38	$7.09	$8.12	$7.57			
Number of accumulation units outstanding at end of period	44,542	25,960	27,712	23,444	81,043	88,067	78,707			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.97	$15.90	$12.20	$10.38	$10.33					
Value at end of period	$19.03	$17.97	$15.90	$12.20	$10.38					
Number of accumulation units outstanding at end of period	463,177	428,444	385,660	301,417	1,529,431					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.32	$13.08	$10.04	$8.80	$8.54	$7.19	$6.42	$9.23	$9.43	
Value at end of period	$13.62	$14.32	$13.08	$10.04	$8.80	$8.54	$7.19	$6.42	$9.23	
Number of accumulation units outstanding at end of period	325,566	308,867	414,433	344,087	1,000,518	1,059,936	1,345,805	1,238,565	751,731	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$28.18	$26.02	$19.81	$17.44	$17.61	$13.58	$9.65	$15.55	$12.43	$11.59
Value at end of period	$28.18	$28.18	$26.02	$19.81	$17.44	$17.61	$13.58	$9.65	$15.55	$12.43
Number of accumulation units outstanding at end of period	69,173	65,629	89,008	47,326	28,460	13,627	10,928	5,469	2,496	4,433
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.57	$13.63	$13.70	$13.76	$13.83	$13.86	$13.89	$13.60	$12.99	$12.45
Value at end of period	$13.50	$13.57	$13.63	$13.70	$13.76	$13.83	$13.86	$13.89	$13.60	$12.99
Number of accumulation units outstanding at end of period	167,707	190,414	502,402	473,852	1,809,847	1,468,184	1,424,386	1,857,131	1,202,284	214,602
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.56	$14.43	$11.10	$10.10	$10.60	$9.17	$7.41	$11.37	$10.85	$10.30
Value at end of period	$16.42	$16.56	$14.43	$11.10	$10.10	$10.60	$9.17	$7.41	$11.37	$10.85
Number of accumulation units outstanding at end of period	32,833	30,131	27,641	21,357	87,391	103,764	98,512	119,890	98,451	49,010
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.69	$21.94	$16.70	$14.66	$14.14	$12.60	$10.71			
Value at end of period	$26.43	$24.69	$21.94	$16.70	$14.66	$14.14	$12.60			
Number of accumulation units outstanding at end of period	24,095	9,928	6,019	4,270	1,230	5,942	811			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.85	$14.11	$10.74	$9.34	$9.15	$8.20	$6.66	$9.02		
Value at end of period	$16.10	$15.85	$14.11	$10.74	$9.34	$9.15	$8.20	$6.66		
Number of accumulation units outstanding at end of period	48,182	20,554	16,696	19,580	180,713	169,976	142,094	1,423		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.16	$19.85	$15.17	$13.15	$13.14	$11.89	$10.07			
Value at end of period	$21.22	$22.16	$19.85	$15.17	$13.15	$13.14	$11.89			
Number of accumulation units outstanding at end of period	8,141	5,954	5,166	4,811	28,935	22,733	28,787			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.77	$24.21	$18.04	$15.70	$16.13	$12.88	$11.42			
Value at end of period	$26.42	$26.77	$24.21	$18.04	$15.70	$16.13	$12.88			
Number of accumulation units outstanding at end of period	2,243	1,717	3,481	2,939	73,702	50,451	40,684			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.58	$15.68	$11.74	$10.08	$10.32	$8.29	$5.94	$9.31		
Value at end of period	$17.00	$17.58	$15.68	$11.74	$10.08	$10.32	$8.29	$5.94		
Number of accumulation units outstanding at end of period	32,577	22,483	18,552	9,043	43,125	5,757	1,726	554		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.60	$16.86	$12.21	$10.58	$11.06	$8.79	$6.98	$10.10		
Value at end of period	$16.72	$17.60	$16.86	$12.21	$10.58	$11.06	$8.79	$6.98		
Number of accumulation units outstanding at end of period	15,735	10,282	8,266	6,391	28,413	6,556	1,543	787		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.98	$18.06	$13.05	$11.39	$11.35	$8.62	$6.61	$10.14	$9.26	$8.27
Value at end of period	$18.72	$18.98	$18.06	$13.05	$11.39	$11.35	$8.62	$6.61	$10.14	$9.26
Number of accumulation units outstanding at end of period	22,324	12,828	18,995	14,193	26,828	29,842	23,989	3,213	2,181	1,809
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.85	$34.76	$25.36	$22.26	$22.94	$18.54	$14.60	$21.29	$20.20	$17.38
Value at end of period	$36.38	$36.85	$34.76	$25.36	$22.26	$22.94	$18.54	$14.60	$21.29	$20.20
Number of accumulation units outstanding at end of period	60,845	97,718	118,181	113,516	106,197	136,325	134,627	136,964	99,236	91,467
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.78	$15.02	$12.98	$11.50	$11.92	$10.53	$8.41	$12.79	$12.28	$10.96
Value at end of period	$15.69	$15.78	$15.02	$12.98	$11.50	$11.92	$10.53	$8.41	$12.79	$12.28
Number of accumulation units outstanding at end of period	347,993	352,146	430,915	380,122	312,879	350,851	305,840	205,308	86,634	25,973
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.53	$15.72	$13.12	$11.46	$12.07	$10.59	$8.29	$13.23	$12.63	$11.12
Value at end of period	$16.36	$16.53	$15.72	$13.12	$11.46	$12.07	$10.59	$8.29	$13.23	$12.63
Number of accumulation units outstanding at end of period	309,763	320,462	358,954	302,791	329,333	401,710	351,861	228,490	81,083	31,164
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.01	$16.11	$13.12	$11.42	$12.09	$10.56	$8.17	$13.66	$12.97	$11.33
Value at end of period	$16.76	$17.01	$16.11	$13.12	$11.42	$12.09	$10.56	$8.17	$13.66	$12.97
Number of accumulation units outstanding at end of period	197,767	216,569	284,337	248,822	262,725	281,483	231,366	149,503	44,478	15,263
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.33	$15.44	$12.56	$10.93	$11.58	$10.03				
Value at end of period	$16.10	$16.33	$15.44	$12.56	$10.93	$11.58				
Number of accumulation units outstanding at end of period	33,581	23,840	40,404	26,979	13,763	3,216				

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period				$8.51	$8.59	$9.64	$9.36	$10.59	$12.18	$12.89
Value at end of period				$8.59	$9.64	$9.36	$10.59	$12.18	$12.89	$12.77
Number of accumulation units outstanding at end of period				88	139	179	251	8,968	15,818	18,940
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.36	$11.06	$11.58	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92
Value at end of period	$11.06	$11.58	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92	$14.86
Number of accumulation units outstanding at end of period	45,576	72,216	53,963	39,728	33,291	136,479	18,337	17,676	14,056	198,526
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$8.05	$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81
Value at end of period			$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81	$12.70
Number of accumulation units outstanding at end of period			428	6,410	8,582	10,590	11,887	860	1,149	634
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.28	$14.31	$15.07	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90
Value at end of period	$14.31	$15.07	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90	$19.76
Number of accumulation units outstanding at end of period	13,310	16,058	36,749	70,546	142,907	119,694	110,526	107,889	74,680	82,717
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.19	$13.73	$14.35	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26
Value at end of period	$13.73	$14.35	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26	$17.96
Number of accumulation units outstanding at end of period	38,454	52,777	129,715	232,238	349,911	382,662	391,045	437,506	421,439	431,378
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.50	$13.83	$14.52	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69
Value at end of period	$13.83	$14.52	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69	$18.49
Number of accumulation units outstanding at end of period	94,487	161,701	156,719	205,320	344,429	420,768	326,317	329,306	291,153	297,406
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$10.29	$10.78	$11.39	$12.15	$12.55	$12.17	$12.80
Value at end of period				$10.78	$11.39	$12.15	$12.55	$12.17	$12.80	$12.77
Number of accumulation units outstanding at end of period				2,626	8,068	14,403	10,124	8,722	9,051	29,186
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.19	$16.30	$15.75	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78
Value at end of period	$16.30	$15.75	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78	$30.09
Number of accumulation units outstanding at end of period	18,387	13,680	27,666	143,705	305,813	331,086	51,609	54,606	49,274	31,059
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.77	$18.08	$19.09	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82
Value at end of period	$18.08	$19.09	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82	$31.01
Number of accumulation units outstanding at end of period	129,971	904,525	1,201,988	1,413,949	1,438,458	1,352,670	73,720	85,770	70,321	65,821
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.75	$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38
Value at end of period			$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38	$14.11
Number of accumulation units outstanding at end of period			628,609	796,150	935,985	1,017,737	79,906	80,116	77,377	84,759
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.48	$12.36	$10.12	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52
Value at end of period	$12.36	$10.12	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52	$17.94
Number of accumulation units outstanding at end of period	183,195	653,933	808,288	739,250	908,569	964,529	70,650	86,076	87,091	106,387
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.74	$21.23	$22.00	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97
Value at end of period	$21.23	$22.00	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97	$31.73
Number of accumulation units outstanding at end of period	13,729	21,209	39,317	71,562	67,444	47,340	10,221	12,755	12,766	12,218

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$10.41	$10.36	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73
Value at end of period		$10.36	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73	$16.15
Number of accumulation units outstanding at end of period		14	1,238	4,507	7,378	8,990	12,229	13,998	17,502	21,655
VY® FMRSM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.88	$13.23	$15.07	$9.13	$12.64	$16.15	$14.31	$16.32	$22.08	$23.30
Value at end of period	$13.23	$15.07	$9.13	$12.64	$16.15	$14.31	$16.32	$22.08	$23.30	$22.80
Number of accumulation units outstanding at end of period	47,840	94,324	295,965	619,870	769,394	1,201,032	83,967	90,885	94,107	99,067
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$14.85	$14.44	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44
Value at end of period	$14.85	$14.44	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44	$20.99
Number of accumulation units outstanding at end of period	152,560	138,953	144,880	123,761	128,060	87,185	37,617	37,593	31,648	31,246
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.15	$12.50	$12.89	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96
Value at end of period	$12.50	$12.89	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96	$19.45
Number of accumulation units outstanding at end of period	534,406	581,824	633,250	580,703	610,511	317,644	280,556	271,903	235,252	198,376
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.10	$12.81	$13.08	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72
Value at end of period	$12.81	$13.08	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72	$19.04
Number of accumulation units outstanding at end of period	79,372	293,847	327,917	377,644	402,373	364,092	56,479	79,567	85,395	44,695
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.47	$18.20	$25.08	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56
Value at end of period	$18.20	$25.08	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56	$18.90
Number of accumulation units outstanding at end of period	6,592	11,763	14,500	26,525	25,791	11,049	20,624	14,449	15,426	21,376
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$17.91	$18.24	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67
Value at end of period	$17.91	$18.24	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67	$32.49
Number of accumulation units outstanding at end of period	41,969	22,178	34,298	41,638	42,985	45,069	64,300	71,918	76,953	60,853
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.35	$13.17	$12.89	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80
Value at end of period	$13.17	$12.89	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80	$23.77
Number of accumulation units outstanding at end of period	7,333	34,384	65,526	82,444	130,890	246,550	10,479	14,686	14,472	26,895
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.22	$14.35	$15.22	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66
Value at end of period	$14.35	$15.22	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66	$21.41
Number of accumulation units outstanding at end of period	1,129,666	1,353,299	1,281,594	1,325,428	1,354,724	1,292,209	686,651	624,600	440,042	433,237
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.15	$10.63	$11.23	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79
Value at end of period	$10.63	$11.23	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79	$18.78
Number of accumulation units outstanding at end of period	17,939	136,420	154,035	198,272	217,323	256,411	15,467	16,848	10,959	20,386
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.99	$12.53	$13.02	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35
Value at end of period	$12.53	$13.02	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35	$23.40
Number of accumulation units outstanding at end of period	39,912	1,934,744	3,156,636	4,344,384	5,529,761	6,259,063	312,198	416,158	439,864	458,057
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.54	$12.52	$14.13	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67
Value at end of period	$12.52	$14.13	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67	$25.04
Number of accumulation units outstanding at end of period	565,761	424,163	574,121	645,673	645,353	566,674	395,187	361,854	311,707	297,680
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$18.22	$18.68	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99
Value at end of period	$18.22	$18.68	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99	$25.00
Number of accumulation units outstanding at end of period	61,343	150,263	211,118	338,443	494,774	487,376	81,117	115,995	78,856	82,935

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.40	$27.18	$19.62	$16.58	$16.84	$14.49	$10.18	$17.71	$16.20	$14.37
Value at end of period	$32.41	$29.40	$27.18	$19.62	$16.58	$16.84	$14.49	$10.18	$17.71	$16.20
Number of accumulation units outstanding at end of period	152,193	193,236	283,309	278,727	526,758	535,381	388,270	316,429	250,855	424,529
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.62	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29	$18.50	$15.42	$13.13
Value at end of period	$16.38	$16.62	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29	$18.50	$15.42
Number of accumulation units outstanding at end of period	17,772	14,823	16,930	15,418	43,233	37,236	55,916	62,280	53,994	27,546
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.37	$11.16	$9.32	$7.88	$9.00	$8.31	$6.32	$10.20		
Value at end of period	$9.98	$10.37	$11.16	$9.32	$7.88	$9.00	$8.31	$6.32		
Number of accumulation units outstanding at end of period	143,210	135,079	161,166	147,371	217,250	229,590	237,632	245,017		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.71	$14.17	$10.90	$9.00	$9.59	$8.95	$6.80	$11.33	$11.11	$10.16
Value at end of period	$12.61	$13.71	$14.17	$10.90	$9.00	$9.59	$8.95	$6.80	$11.33	$11.11
Number of accumulation units outstanding at end of period	7,608	6,501	5,601	4,395	3,193	5,759	4,489	2,819	2,211	80
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.57	$13.21	$10.85	$8.97	$10.56	$8.50	$5.70	$10.53	$10.14	
Value at end of period	$12.52	$12.57	$13.21	$10.85	$8.97	$10.56	$8.50	$5.70	$10.53	
Number of accumulation units outstanding at end of period	81,841	80,955	80,532	68,275	786,693	681,129	480,500	408,172	301,600	
WANGER SELECT										
Value at beginning of period	$22.88	$22.30	$16.65	$14.13	$17.25	$13.69	$8.28	$16.34	$15.01	$13.08
Value at end of period	$22.82	$22.88	$22.30	$16.65	$14.13	$17.25	$13.69	$8.28	$16.34	$15.01
Number of accumulation units outstanding at end of period	56,255	51,899	55,755	56,871	822,038	916,219	770,789	771,205	805,446	102,387
WANGER USA										
Value at beginning of period	$24.04	$23.05	$17.32	$14.51	$15.11	$12.31	$8.70	$14.49	$13.82	$12.88
Value at end of period	$23.77	$24.04	$23.05	$17.32	$14.51	$15.11	$12.31	$8.70	$14.49	$13.82
Number of accumulation units outstanding at end of period	35,032	31,904	40,331	42,507	446,239	348,313	201,002	153,558	135,710	68,572
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.85	$18.85	$14.37	$12.84	$12.06	$10.70	$9.03	$13.58	$13.14	$11.19
Value at end of period	$20.70	$20.85	$18.85	$14.37	$12.84	$12.06	$10.70	$9.03	$13.58	$13.14
Number of accumulation units outstanding at end of period	84,590	73,345	72,441	76,298	48,042	61,745	64,871	58,254	48,835	141,425
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$39.40	$36.88	$26.85	$23.78	$24.43	$20.03	$15.50	$22.82	$24.96	$21.98
Value at end of period	$37.42	$39.40	$36.88	$26.85	$23.78	$24.43	$20.03	$15.50	$22.82	$24.96
Number of accumulation units outstanding at end of period	20,413	20,824	20,161	21,168	11,427	14,920	13,845	6,634	6,236	42,076

TABLE 12

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01	$13.13			
Value at end of period	$21.73	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01			
Number of accumulation units outstanding at end of period	22	6	0	81	81	81	852			

CFI 86

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$16.67	$14.70	$12.04	$10.88	$11.15	$9.67	$8.59			
Value at end of period	$16.51	$16.67	$14.70	$12.04	$10.88	$11.15	$9.67			
Number of accumulation units outstanding at end of period	2,436	1,994	1,820	2,494	3,805	2,070	1,614			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.21	$15.86	$12.29	$11.27	$11.12	$9.96	$8.19			
Value at end of period	$16.62	$17.21	$15.86	$12.29	$11.27	$11.12	$9.96			
Number of accumulation units outstanding at end of period	143	306	219	1,010	889	604	758			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.40	$12.14	$13.44	$12.67	$11.27	$10.74	$10.18			
Value at end of period	$12.07	$12.40	$12.14	$13.44	$12.67	$11.27	$10.74			
Number of accumulation units outstanding at end of period	1,394	1,433	863	4,316	274	1,558	2,058			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$29.44	$26.68	$18.54	$15.87						
Value at end of period	$28.07	$29.44	$26.68	$18.54						
Number of accumulation units outstanding at end of period	472	649	561	62						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$11.97	$12.16	$9.76	$7.83	$8.49	$8.06	$5.20			
Value at end of period	$11.45	$11.97	$12.16	$9.76	$7.83	$8.49	$8.06			
Number of accumulation units outstanding at end of period	5,510	5,552	5,011	5,001	501	112	645			
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$19.86	$18.20	$12.66	$10.94	$11.77	$9.80				
Value at end of period	$17.70	$19.86	$18.20	$12.66	$10.94	$11.77				
Number of accumulation units outstanding at end of period	6,307	7,443	5,288	2,268	2,155	1,049				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.45									
Value at end of period	$10.10									
Number of accumulation units outstanding at end of period	945									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.70	$23.34	$17.60	$15.64	$15.82	$12.65	$12.11			
Value at end of period	$22.86	$24.70	$23.34	$17.60	$15.64	$15.82	$12.65			
Number of accumulation units outstanding at end of period	134	384	93	236	220	509	59			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.16	$17.58	$14.98	$13.63	$13.11	$11.76	$9.44	$13.81	$13.52	$12.50
Value at end of period	$18.64	$19.16	$17.58	$14.98	$13.63	$13.11	$11.76	$9.44	$13.81	$13.52
Number of accumulation units outstanding at end of period	10,090	9,146	9,284	9,799	6,063	6,429	10,092	9,755	10,847	16,084
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$14.51	$11.21	$10.93	$9.50	$10.07					
Value at end of period	$15.15	$14.51	$11.21	$10.93	$9.50					
Number of accumulation units outstanding at end of period	2,425	2,743	2,078	1,971	52					

CFI 87

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$8.13	$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17
Value at end of period			$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17	$13.78
Number of accumulation units outstanding at end of period			4,161	7,244	4,560	1,107	4,471	5,481	10,216	10,701
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$8.49	$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21
Value at end of period			$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21	$15.29
Number of accumulation units outstanding at end of period			1,035	976	1,257	865	949	1,168	1,409	1,125
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$13.85	$16.78	$19.84	$11.73	$16.23	$17.65	$15.17	$17.98	$21.49	$20.81
Value at end of period	$16.78	$19.84	$11.73	$16.23	$17.65	$15.17	$17.98	$21.49	$20.81	$20.52
Number of accumulation units outstanding at end of period	5,303	15,260	119,192	176,649	208,391	227,397	258,982	270,701	260,034	249,109
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.67	$19.63	$22.96	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69
Value at end of period	$19.63	$22.96	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69	$33.73
Number of accumulation units outstanding at end of period	510,357	450,147	360,449	488,206	488,499	500,854	487,214	468,694	476,239	420,498
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.42	$16.05	$16.20	$9.24	$11.97	$13.70	$13.76	$16.05	$20.46	$22.12
Value at end of period	$16.05	$16.20	$9.24	$11.97	$13.70	$13.76	$16.05	$20.46	$22.12	$21.13
Number of accumulation units outstanding at end of period	233,513	220,782	142,179	148,927	144,480	112,047	107,041	96,632	92,841	81,159
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$11.98	$12.73	$16.07	$8.44	$10.77	$13.30	$13.26	$15.12	$20.50	$22.69
Value at end of period	$12.73	$16.07	$8.44	$10.77	$13.30	$13.26	$15.12	$20.50	$22.69	$24.19
Number of accumulation units outstanding at end of period	314,560	306,986	227,708	207,923	189,895	153,266	137,952	130,749	136,021	111,189
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.77	$15.00	$17.50	$9.78	$12.31	$13.84	$11.40	$13.69	$17.76	$16.24
Value at end of period	$15.00	$17.50	$9.78	$12.31	$13.84	$11.40	$13.69	$17.76	$16.24	$16.74
Number of accumulation units outstanding at end of period	43,549	40,120	19,242	63,159	68,419	66,431	71,052	79,168	85,591	92,669
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$16.30	$18.96	$18.41	$12.26	$15.75	$20.09	$19.23	$22.64	$30.67	$30.68
Value at end of period	$18.96	$18.41	$12.26	$15.75	$20.09	$19.23	$22.64	$30.67	$30.68	$28.25
Number of accumulation units outstanding at end of period	48,456	53,116	32,066	39,469	40,694	41,040	27,707	47,511	33,244	17,610
FUNDAMENTAL INVESTORS℠ (CLASS R–4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.82	$6.13	$8.12	$9.21	$8.98	$10.46	$13.68	$14.82
Value at end of period			$6.13	$8.12	$9.21	$8.98	$10.46	$13.68	$14.82	$15.23
Number of accumulation units outstanding at end of period			70	1,121	11,121	20,776	19,362	15,163	18,564	13,851
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period				$11.86	$12.32	$13.79	$12.85	$14.11	$18.13	$18.84
Value at end of period				$12.32	$13.79	$12.85	$14.11	$18.13	$18.84	$17.93
Number of accumulation units outstanding at end of period				48	48	207	48	48	48	82
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.19	$36.12	$50.34	$54.29
Value at end of period							$36.12	$50.34	$54.29	$56.70
Number of accumulation units outstanding at end of period							6,376	5,205	4,834	3,472
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.05	$10.51	$11.30	$7.85	$10.01	$10.91	$10.84	$12.28	$15.79	$16.98
Value at end of period	$10.51	$11.30	$7.85	$10.01	$10.91	$10.84	$12.28	$15.79	$16.98	$15.91
Number of accumulation units outstanding at end of period	72,306	83,014	54,037	52,043	51,813	40,948	30,100	24,023	21,756	18,254

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$11.56									
Value at end of period	$10.48									
Number of accumulation units outstanding at end of period	1,648									
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$33.78	$31.30	$26.19	$23.18	$22.93	$21.28	$16.99	$20.30	$18.46	
Value at end of period	$33.80	$33.78	$31.30	$26.19	$23.18	$22.93	$21.28	$16.99	$20.30	
Number of accumulation units outstanding at end of period	0	0	0	0	0	5	4	5	2	
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.41	$29.86	$22.68	$19.44	$19.83	$15.84	$11.00	$19.65	$16.48	$14.33
Value at end of period	$34.57	$33.41	$29.86	$22.68	$19.44	$19.83	$15.84	$11.00	$19.65	$16.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	6	5	6	2	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.29	$23.27	$23.43	$21.75	$20.49	$19.08	$16.94	$16.07	$15.10	$14.56
Value at end of period	$24.21	$24.29	$23.27	$23.43	$21.75	$20.49	$19.08	$16.94	$16.07	$15.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	23	23	24	21	18
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$20.86	$18.56	$14.32	$12.14	$12.89	$11.32	$8.35	$13.92	$12.22	
Value at end of period	$21.85	$20.86	$18.56	$14.32	$12.14	$12.89	$11.32	$8.35	$13.92	
Number of accumulation units outstanding at end of period	0	0	0	0	0	8	7	8	3	
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.25	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37	$4.82		
Value at end of period	$12.75	$13.25	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37		
Number of accumulation units outstanding at end of period	149	0	0	140	140	353	1,070	621		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.09	$17.31	$12.84	$11.12	$11.39	$9.18	$5.98			
Value at end of period	$17.35	$18.09	$17.31	$12.84	$11.12	$11.39	$9.18			
Number of accumulation units outstanding at end of period	537	1,555	1,729	1,621	1,140	122	88			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.90	$20.65	$15.93	$13.98	$14.65	$11.74	$9.33	$15.46	$15.46	$13.85
Value at end of period	$21.91	$22.90	$20.65	$15.93	$13.98	$14.65	$11.74	$9.33	$15.46	$15.46
Number of accumulation units outstanding at end of period	15,560	17,508	20,818	12,844	34,221	40,271	39,405	36,506	181,193	189,561
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$10.27	$9.75	$9.71							
Value at end of period	$10.21	$10.27	$9.75							
Number of accumulation units outstanding at end of period	931	5,000	165							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97	$11.47	$10.61	
Value at end of period	$17.40	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97	$11.47	
Number of accumulation units outstanding at end of period	18,090	19,309	19,260	16,389	24,007	18,354	15,543	9,576	3,356	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.38	$22.78	$18.07	$15.04	$16.38	$14.61	$10.69	$17.29	$15.00	$12.58
Value at end of period	$24.49	$23.38	$22.78	$18.07	$15.04	$16.38	$14.61	$10.69	$17.29	$15.00
Number of accumulation units outstanding at end of period	34,616	55,555	42,387	31,654	35,788	29,543	33,802	19,110	15,388	12,487

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$21.26									
Value at end of period	$20.34									
Number of accumulation units outstanding at end of period	7									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72	$69.12	$51.92	$41.70
Value at end of period	$69.60	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72	$69.12	$51.92
Number of accumulation units outstanding at end of period	27,644	30,545	27,618	25,573	27,119	24,027	21,707	16,306	19,815	5,867
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80	$26.57	$24.61	
Value at end of period	$37.10	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80	$26.57	
Number of accumulation units outstanding at end of period	0	0	0	0	0	4	4	4	2	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18	$13.24	$13.47	$11.78
Value at end of period	$22.85	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18	$13.24	$13.47
Number of accumulation units outstanding at end of period	61,903	61,731	58,058	53,550	49,129	45,480	37,789	2,612	2,328	1,951
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43	$13.68	$12.57	$11.42
Value at end of period	$16.82	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43	$13.68	$12.57
Number of accumulation units outstanding at end of period	60,288	64,566	68,852	70,584	89,390	86,563	116,445	104,238	25,685	18,194
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21	$12.12	$11.03	$11.00
Value at end of period	$15.26	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21	$12.12	$11.03
Number of accumulation units outstanding at end of period	92,373	123,219	137,753	166,193	174,742	147,160	79,059	41,953	26,415	2,615
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.65	$8.80	$9.03	$8.11	$10.64	$9.23	$5.32	$12.79	$10.89	
Value at end of period	$6.44	$7.65	$8.80	$9.03	$8.11	$10.64	$9.23	$5.32	$12.79	
Number of accumulation units outstanding at end of period	15,668	19,989	4,773	4,185	7,617	8,640	9,463	6,476	12,745	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91	$12.32	$11.70	$10.84
Value at end of period	$17.73	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91	$12.32	$11.70
Number of accumulation units outstanding at end of period	34,653	40,299	48,007	50,013	30,388	21,893	16,453	9,687	3,070	1,954
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36	$8.12			
Value at end of period	$14.29	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36			
Number of accumulation units outstanding at end of period	1,897	14,387	15,293	9,038	8,291	4,880	30			
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.84	$33.50	$32.95	$28.61	$29.47	$26.29	$22.24	$21.04	$19.09	$16.92
Value at end of period	$32.22	$33.84	$33.50	$32.95	$28.61	$29.47	$26.29	$22.24	$21.04	$19.09
Number of accumulation units outstanding at end of period	28,782	46,709	44,806	46,300	64,916	54,638	43,001	26,913	18,246	2,145
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.15	$11.57	$11.87	$11.27	$10.65	$9.98	$8.73	$9.90		
Value at end of period	$12.11	$12.15	$11.57	$11.87	$11.27	$10.65	$9.98	$8.73		
Number of accumulation units outstanding at end of period	15,246	14,099	6,544	6,831	383	1,008	311	54		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01	$13.62	$12.35
Value at end of period	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01	$13.62
Number of accumulation units outstanding at end of period	308,408	330,649	338,391	348,210	352,289	344,683	339,960	273,606	81,624	54,736

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period						$10.70	$8.77	$7.67	$3.70	$3.38
Value at end of period						$8.77	$7.67	$3.70	$3.38	$2.46
Number of accumulation units outstanding at end of period						3,208	20,368	33,284	30,494	32,178
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.50	$14.77	$15.50	$11.09	$13.15	$14.92	$14.64	$16.55	$19.21	$20.29
Value at end of period	$14.77	$15.50	$11.09	$13.15	$14.92	$14.64	$16.55	$19.21	$20.29	$19.80
Number of accumulation units outstanding at end of period	219,574	184,244	136,408	112,621	100,439	90,594	87,421	80,773	72,414	65,588
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.17	$10.86	$11.87	$9.97	$12.06	$13.89	$14.33	$15.38	$14.53	$14.66
Value at end of period	$10.86	$11.87	$9.97	$12.06	$13.89	$14.33	$15.38	$14.53	$14.66	$13.95
Number of accumulation units outstanding at end of period	168,267	173,159	60,616	75,934	71,298	85,904	118,967	112,544	112,564	80,667
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period										$10.44
Value at end of period										$9.80
Number of accumulation units outstanding at end of period										10,191
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.40
Number of accumulation units outstanding at end of period										81,075
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.23	$10.48	$11.20	$6.95	$9.00	$10.21	$10.13	$11.66	$15.15	$16.69
Value at end of period	$10.48	$11.20	$6.95	$9.00	$10.21	$10.13	$11.66	$15.15	$16.69	$16.36
Number of accumulation units outstanding at end of period	668,813	505,931	591,777	557,782	605,018	506,041	474,015	463,592	413,432	376,839
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.77	$11.41	$11.67	$8.99	$13.36	$15.18	$15.77	$17.88	$18.78	$18.90
Value at end of period	$11.41	$11.67	$8.99	$13.36	$15.18	$15.77	$17.88	$18.78	$18.90	$18.41
Number of accumulation units outstanding at end of period	398	399	412	1,047	8,627	9,201	10,028	5,818	2,652	594
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.20	$13.90	$14.52	$9.07	$11.11	$12.59	$12.51	$14.24	$18.82	$21.32
Value at end of period	$13.90	$14.52	$9.07	$11.11	$12.59	$12.51	$14.24	$18.82	$21.32	$21.38
Number of accumulation units outstanding at end of period	356,781	300,305	143,761	171,792	168,150	171,387	154,441	134,395	151,089	133,984
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.27	$24.24	$25.43	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09
Value at end of period	$24.24	$25.43	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09	$41.11
Number of accumulation units outstanding at end of period	167,493	126,731	88,402	120,001	124,262	120,942	119,978	124,797	122,790	123,447
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.15	$19.41	$18.10	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78
Value at end of period	$19.41	$18.10	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78	$28.67
Number of accumulation units outstanding at end of period	71,347	46,893	43,828	49,444	49,075	51,423	50,572	75,206	58,324	56,647
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.92	$15.44	$16.28	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02
Value at end of period	$15.44	$16.28	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02	$22.03
Number of accumulation units outstanding at end of period	136,970	139,784	233,535	247,184	265,539	276,267	265,161	252,646	289,032	403,317
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$5.85	$7.56	$8.11	$7.08	$8.36	$10.10	$9.45
Value at end of period				$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31
Number of accumulation units outstanding at end of period				6,638	6,869	6,638	10,715	26,866	17,426	12,468

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.32	$10.38	$12.19	$15.87	$17.94
Value at end of period						$10.38	$12.19	$15.87	$17.94	$18.98
Number of accumulation units outstanding at end of period						125,826	128,445	138,712	201,123	152,756
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.43	$9.22	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26
Value at end of period		$9.22	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26	$13.55
Number of accumulation units outstanding at end of period		207,429	181,409	300,263	279,640	410,416	396,697	419,462	453,859	379,951
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.56	$12.39	$15.50	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99
Value at end of period	$12.39	$15.50	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99	$27.98
Number of accumulation units outstanding at end of period	14,505	21,838	8,423	10,564	20,037	38,420	78,071	83,305	80,402	78,478
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$12.81	$13.40	$13.68	$13.65	$13.61	$13.54	$13.47	$13.40	$13.33
Value at end of period	$12.81	$13.40	$13.68	$13.65	$13.61	$13.54	$13.47	$13.40	$13.33	$13.25
Number of accumulation units outstanding at end of period	282,543	240,415	248,143	370,967	410,286	357,259	450,617	414,510	543,353	569,457
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2005)										
Value at beginning of period		$10.94	$11.36	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48
Value at end of period		$11.36	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48	$16.34
Number of accumulation units outstanding at end of period		4,884	18,669	27,165	32,357	33,117	33,898	34,447	36,572	50,881
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.71	$12.59	$14.13	$14.64	$16.67	$21.89	$24.62
Value at end of period				$12.59	$14.13	$14.64	$16.67	$21.89	$24.62	$26.34
Number of accumulation units outstanding at end of period				3	0	51	0	0	1,002	1,153
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period				$5.03	$8.19	$9.14	$9.32	$10.71	$14.07	$15.80
Value at end of period				$8.19	$9.14	$9.32	$10.71	$14.07	$15.80	$16.04
Number of accumulation units outstanding at end of period				5,152	4,540	3,503	2,297	2,241	12,659	11,195
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.07	$11.88	$13.13	$13.13	$15.14	$19.80	$22.10
Value at end of period				$11.88	$13.13	$13.13	$15.14	$19.80	$22.10	$21.15
Number of accumulation units outstanding at end of period				386	382	0	74	80	1,007	165
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.42	$12.88	$16.12	$15.68	$18.01	$24.16	$26.69
Value at end of period				$12.88	$16.12	$15.68	$18.01	$24.16	$26.69	$26.34
Number of accumulation units outstanding at end of period				2,002	2,267	2,368	908	1,358	2,176	2,988
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.17	$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52
Value at end of period			$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52	$16.93
Number of accumulation units outstanding at end of period			302	526	1,684	492	546	1,259	3,955	5,400
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.29	$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55
Value at end of period			$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55	$16.65
Number of accumulation units outstanding at end of period			1,357	2,380	2,555	1,750	1,958	2,050	4,102	1,944

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.86	$17.95	$12.98	$11.33	$11.30	$8.58	$6.59	$10.11	$9.23	$8.25
Value at end of period	$18.58	$18.86	$17.95	$12.98	$11.33	$11.30	$8.58	$6.59	$10.11	$9.23
Number of accumulation units outstanding at end of period	70,990	69,682	98,632	90,143	35,371	22,232	7,999	8,945	396,738	392,017
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.00	$33.98	$24.80	$21.78	$22.46	$18.15	$14.31	$20.87	$19.82	$17.06
Value at end of period	$35.52	$36.00	$33.98	$24.80	$21.78	$22.46	$18.15	$14.31	$20.87	$19.82
Number of accumulation units outstanding at end of period	60,795	62,514	76,412	72,421	53,751	56,392	66,470	63,505	79,026	89,954
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.70	$14.95	$12.93	$11.46	$11.89	$10.51	$8.40	$12.77	$12.27	$11.27
Value at end of period	$15.60	$15.70	$14.95	$12.93	$11.46	$11.89	$10.51	$8.40	$12.77	$12.27
Number of accumulation units outstanding at end of period	355,669	367,602	341,483	329,727	295,685	255,656	227,405	61,285	29,062	72,194
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.45	$15.65	$13.07	$11.42	$12.04	$10.57	$8.28	$13.22	$12.62	$11.51
Value at end of period	$16.28	$16.45	$15.65	$13.07	$11.42	$12.04	$10.57	$8.28	$13.22	$12.62
Number of accumulation units outstanding at end of period	328,740	323,053	249,728	199,009	177,241	169,548	145,855	40,253	25,438	62,393
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.93	$16.04	$13.07	$11.38	$12.06	$10.53	$8.16	$13.64	$12.96	$11.62
Value at end of period	$16.67	$16.93	$16.04	$13.07	$11.38	$12.06	$10.53	$8.16	$13.64	$12.96
Number of accumulation units outstanding at end of period	213,708	202,479	145,502	132,056	107,058	97,009	78,795	23,976	11,577	22,036
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.29	$15.41	$12.55	$10.92	$11.58	$9.96				
Value at end of period	$16.06	$16.29	$15.41	$12.55	$10.92	$11.58				
Number of accumulation units outstanding at end of period	14,624	10,722	4,885	3,956	1,933	2				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$12.85	$12.89								
Value at end of period	$12.72	$12.85								
Number of accumulation units outstanding at end of period	336	313								
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.12	$13.27	$12.16	$12.18	$11.17	$9.59	$11.57	$11.05	$10.49
Value at end of period	$14.78	$14.85	$14.12	$13.27	$12.16	$12.18	$11.17	$9.59	$11.57	$11.05
Number of accumulation units outstanding at end of period	195,002	28,496	28,810	24,714	20,905	25,642	29,370	6,853	5,295	6,210
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$12.77	$12.16	$11.16	$11.13						
Value at end of period	$12.65	$12.77	$12.16	$11.16						
Number of accumulation units outstanding at end of period	620	306	130	18						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.30	$18.20	$16.33	$14.62	$14.44	$13.07	$11.15	$14.67	$13.94	$12.94
Value at end of period	$19.16	$19.30	$18.20	$16.33	$14.62	$14.44	$13.07	$11.15	$14.67	$13.94
Number of accumulation units outstanding at end of period	16,528	8,017	9,466	9,959	8,223	10,139	14,706	17,011	21,102	18,284
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.50	$16.52	$13.57	$11.86	$12.29	$10.93	$8.77	$13.80	$13.21	$11.73
Value at end of period	$17.20	$17.50	$16.52	$13.57	$11.86	$12.29	$10.93	$8.77	$13.80	$13.21
Number of accumulation units outstanding at end of period	41,901	43,815	44,872	51,153	62,217	76,325	93,456	90,646	43,752	58,054
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.00	$16.97	$14.63	$12.95	$13.10	$11.76	$9.70	$14.03	$13.38	$12.10
Value at end of period	$17.80	$18.00	$16.97	$14.63	$12.95	$13.10	$11.76	$9.70	$14.03	$13.38
Number of accumulation units outstanding at end of period	183,046	195,997	212,874	225,346	254,296	275,953	291,512	311,074	31,364	41,633

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$9.64	$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76
Value at end of period			$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76	$12.72
Number of accumulation units outstanding at end of period			2,256	24,372	21,361	21,389	20,445	15,455	17,356	746
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$16.26	$15.70	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58
Value at end of period	$16.26	$15.70	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58	$29.89
Number of accumulation units outstanding at end of period	15,311	2,421	1,742	3,323	7,046	7,643	7,194	4,629	6,251	4,301
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.74	$18.04	$19.03	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61
Value at end of period	$18.04	$19.03	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61	$30.80
Number of accumulation units outstanding at end of period	9,600	13,143	37,115	50,736	58,170	64,842	65,726	91,656	72,385	62,339
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34
Value at end of period			$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34	$14.06
Number of accumulation units outstanding at end of period			43,651	57,102	62,989	49,576	109,681	113,762	150,790	132,964
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.05	$12.36	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44
Value at end of period	$12.36	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86
Number of accumulation units outstanding at end of period	6,699	5,402	15,437	22,752	30,991	37,548	43,433	45,939	50,070	24,986
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.70	$21.17	$21.93	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77
Value at end of period	$21.17	$21.93	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77	$31.51
Number of accumulation units outstanding at end of period	1,901	2,921	6,105	5,922	6,863	4,596	2,042	2,090	3,564	2,671
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$9.45	$10.11	$10.36	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66
Value at end of period	$10.11	$10.36	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66	$16.08
Number of accumulation units outstanding at end of period	215	475	882	5,609	6,310	7,221	7,822	9,826	9,488	10,054
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.88	$13.22	$15.05	$9.11	$12.61	$16.10	$14.26	$16.25	$21.99	$23.18
Value at end of period	$13.22	$15.05	$9.11	$12.61	$16.10	$14.26	$16.25	$21.99	$23.18	$22.68
Number of accumulation units outstanding at end of period	236	2,203	4,421	17,784	27,716	26,696	25,852	24,035	24,296	16,867
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.86	$14.82	$14.40	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29
Value at end of period	$14.82	$14.40	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29	$20.85
Number of accumulation units outstanding at end of period	12,799	14,948	32,182	34,921	32,141	26,358	24,150	23,376	23,558	17,773
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.12	$12.05	$12.78	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15
Value at end of period	$12.05	$12.78	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15	$19.21
Number of accumulation units outstanding at end of period	901,737	854,673	185,525	180,677	170,068	131,160	142,927	119,192	108,880	48,081
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.37	$12.80	$13.06	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62
Value at end of period	$12.80	$13.06	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62	$18.94
Number of accumulation units outstanding at end of period	164	1,404	6,060	15,420	19,797	23,827	24,002	26,686	41,175	40,543
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.47	$18.19	$25.05	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45
Value at end of period	$18.19	$25.05	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45	$18.80
Number of accumulation units outstanding at end of period	4,757	7,775	7,316	9,734	13,115	19,438	17,562	12,878	13,646	6,186

CFI 94

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.42	$17.87	$18.18	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46
Value at end of period	$17.87	$18.18	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46	$32.26
Number of accumulation units outstanding at end of period	24,895	14,566	21,652	24,186	12,580	12,623	17,390	38,443	44,860	33,079
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.86	$13.16	$12.87	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68
Value at end of period	$13.16	$12.87	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68	$23.64
Number of accumulation units outstanding at end of period	179	452	583	686	1,815	1,773	2,091	14,570	13,719	865
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.18	$14.26	$14.58	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41
Value at end of period	$14.26	$14.58	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41	$21.14
Number of accumulation units outstanding at end of period	710,322	680,701	334,132	329,300	328,988	300,439	294,196	259,825	250,665	134,682
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$11.35	$11.22	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71
Value at end of period		$11.22	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71	$18.69
Number of accumulation units outstanding at end of period		315	701	7,794	7,527	5,889	7,182	24,143	35,914	19,669
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$11.18	$12.52	$13.00	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25
Value at end of period	$12.52	$13.00	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25	$23.28
Number of accumulation units outstanding at end of period	4,340	19,136	246,391	371,807	395,719	440,395	435,345	455,531	525,955	459,281
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.50	$12.11	$14.01	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77
Value at end of period	$12.11	$14.01	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77	$24.73
Number of accumulation units outstanding at end of period	252,603	183,461	209,938	215,175	185,641	139,302	108,419	93,799	95,162	54,147
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$18.20	$18.66	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86
Value at end of period	$18.20	$18.66	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86	$24.87
Number of accumulation units outstanding at end of period	9,179	12,960	13,398	23,200	28,142	30,629	28,953	35,175	39,783	42,097
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.69	$15.43	$16.87	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90
Value at end of period	$15.43	$16.87	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90	$30.74
Number of accumulation units outstanding at end of period	120,195	93,735	82,227	92,519	107,872	97,093	117,627	112,533	107,057	100,903
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.92	$15.40	$18.47	$9.28	$12.69	$14.36	$12.52	$14.79	$16.81	$16.54
Value at end of period	$15.40	$18.47	$9.28	$12.69	$14.36	$12.52	$14.79	$16.81	$16.54	$16.29
Number of accumulation units outstanding at end of period	1,608	191	4,315	467	466	267	665	665	670	279
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34
Value at end of period			$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94
Number of accumulation units outstanding at end of period			73,810	71,936	74,126	63,550	69,756	73,382	75,317	71,361
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period		$10.85	$11.32	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65
Value at end of period		$11.32	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65	$12.55
Number of accumulation units outstanding at end of period		191	369	686	1,132	1,265	0	842	842	27
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period		$10.40	$10.53	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52
Value at end of period		$10.53	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52	$12.46
Number of accumulation units outstanding at end of period		2,662	5,342	7,545	6,239	7,147	3,182	2,905	3,994	3,740

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER SELECT										
Value at beginning of period	$22.76	$22.19	$16.58	$14.07	$17.19	$13.66	$8.26	$16.31	$14.99	$13.45
Value at end of period	$22.69	$22.76	$22.19	$16.58	$14.07	$17.19	$13.66	$8.26	$16.31	$14.99
Number of accumulation units outstanding at end of period	71,879	83,823	73,801	79,198	100,432	99,456	97,753	77,282	12,637	1,620
WANGER USA										
Value at beginning of period	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47	$13.80	$12.87
Value at end of period	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47	$13.80
Number of accumulation units outstanding at end of period	4,028	5,514	3,100	3,505	7,472	11,135	21,192	18,327	16,674	14,278
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)										
Value at beginning of period	$20.74	$18.76	$14.31	$12.79	$12.02	$10.67	$9.01	$13.56	$13.12	$11.18
Value at end of period	$20.58	$20.74	$18.76	$14.31	$12.79	$12.02	$10.67	$9.01	$13.56	$13.12
Number of accumulation units outstanding at end of period	29,719	30,716	21,244	26,234	31,598	46,913	44,349	36,209	30,945	6,866
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$39.12	$36.64	$26.68	$23.65	$24.30	$19.93	$15.43	$22.74	$24.88	$20.60
Value at end of period	$37.13	$39.12	$36.64	$26.68	$23.65	$24.30	$19.93	$15.43	$22.74	$24.88
Number of accumulation units outstanding at end of period	2,236	2,360	1,835	2,745	12,049	13,332	20,871	19,571	20,435	9,643

TABLE 13

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55%
EFFECTIVE DECEMBER 16, 2003

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.86	$16.39	$13.97	$12.71	$12.22	$10.96	$8.80	$12.88	$12.60	$11.65
Value at end of period	$17.38	$17.86	$16.39	$13.97	$12.71	$12.22	$10.96	$8.80	$12.88	$12.60
Number of accumulation units outstanding at end of period	5,919	5,816	4,115	2,856	3,541	578	558	534	532	3,679
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.29	$26.31	$20.15	$17.41	$17.96	$15.40	$11.41	$19.96	$17.07	$15.36
Value at end of period	$29.33	$29.29	$26.31	$20.15	$17.41	$17.96	$15.40	$11.41	$19.96	$17.07
Number of accumulation units outstanding at end of period	43,750	45,803	44,364	47,317	50,659	57,118	57,079	59,293	65,378	119,283
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.36	$18.83	$14.78	$12.67	$12.62	$11.02	$8.51	$14.92	$14.77	$12.36
Value at end of period	$19.45	$20.36	$18.83	$14.78	$12.67	$12.62	$11.02	$8.51	$14.92	$14.77
Number of accumulation units outstanding at end of period	24,472	25,461	26,246	25,071	31,707	33,852	33,424	33,843	36,708	68,536
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.99	$17.16	$12.66	$11.10	$11.13	$9.02	$7.07	$13.45	$10.65	$10.02
Value at end of period	$20.24	$18.99	$17.16	$12.66	$11.10	$11.13	$9.02	$7.07	$13.45	$10.65
Number of accumulation units outstanding at end of period	37,161	41,603	44,650	42,130	43,031	43,997	45,095	41,426	46,143	90,967
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.46	$20.20	$15.57	$12.97	$15.74	$13.99	$11.12	$19.90	$17.05	$14.52
Value at end of period	$19.03	$18.46	$20.20	$15.57	$12.97	$15.74	$13.99	$11.12	$19.90	$17.05
Number of accumulation units outstanding at end of period	2,091	2,099	3,123	2,156	2,204	2,005	2,604	4,458	5,700	14,395
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$54.29	$50.34	$36.12	$37.19						
Value at end of period	$56.70	$54.29	$50.34	$36.12						
Number of accumulation units outstanding at end of period	45	43	523	185						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$21.97	$20.43	$15.89	$14.03	$14.12	$12.96	$10.16	$14.62	$13.60	$11.71
Value at end of period	$20.59	$21.97	$20.43	$15.89	$14.03	$14.12	$12.96	$10.16	$14.62	$13.60
Number of accumulation units outstanding at end of period	558	519	1,126	1,128	3,998	1,213	1,470	1,679	1,755	5,492
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97	$11.47	$10.74	$10.08
Value at end of period	$17.40	$17.60	$16.05	$11.70	$10.61	$11.01	$9.03	$6.97	$11.47	$10.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	88
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$79.21	$83.67	$77.64	$64.60	$79.31	$62.80	$34.75	$67.23	$50.50	$43.28
Value at end of period	$67.70	$79.21	$83.67	$77.64	$64.60	$79.31	$62.80	$34.75	$67.23	$50.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	140
THE GROWTH FUND OF AMERICA® (CLASS R–4)										
Value at beginning of period	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01	$13.62	$13.19
Value at end of period	$23.36	$22.30	$20.52	$15.42	$12.86	$13.59	$12.17	$9.10	$15.01	$13.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	58
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.21	$17.23	$14.85	$13.14	$13.39	$11.80	$9.95	$13.91	$13.25	$12.11
Value at end of period	$17.77	$18.21	$17.23	$14.85	$13.14	$13.39	$11.80	$9.95	$13.91	$13.25
Number of accumulation units outstanding at end of period	13,162	11,810	13,621	17,666	18,475	21,191	21,940	23,631	36,125	79,825
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.51	$14.53	$15.22	$14.18	$13.75	$11.93	$9.87	$11.74	$10.86	$10.07
Value at end of period	$13.81	$14.51	$14.53	$15.22	$14.18	$13.75	$11.93	$9.87	$11.74	$10.86
Number of accumulation units outstanding at end of period	14,061	11,065	10,447	10,102	8,779	9,926	10,193	13,868	18,166	39,657
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.40									
Number of accumulation units outstanding at end of period	7,042									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.97	$17.23	$13.26	$11.52	$11.61	$10.23	$7.90	$12.73	$11.92	$10.49
Value at end of period	$18.60	$18.97	$17.23	$13.26	$11.52	$11.61	$10.23	$7.90	$12.73	$11.92
Number of accumulation units outstanding at end of period	124,305	146,776	154,901	140,203	160,471	173,498	165,930	177,933	201,083	405,587
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.61	$17.32	$13.10	$11.51	$11.59	$10.22	$8.34	$13.36	$12.79	$11.22
Value at end of period	$19.67	$19.61	$17.32	$13.10	$11.51	$11.59	$10.22	$8.34	$13.36	$12.79
Number of accumulation units outstanding at end of period	48,438	49,580	50,722	48,993	44,668	63,888	74,113	79,689	85,230	153,886
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$28.56	$26.21	$19.59	$16.73	$17.02	$14.04	$10.72	$17.26	$16.45	$15.12
Value at end of period	$27.90	$28.56	$26.21	$19.59	$16.73	$17.02	$14.04	$10.72	$17.26	$16.45
Number of accumulation units outstanding at end of period	29,920	33,495	33,168	33,249	33,027	34,799	35,909	32,771	37,656	102,804
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.29	$26.03	$18.34	$16.41	$16.62	$13.61	$10.96	$16.59	$17.79	$15.71
Value at end of period	$26.27	$27.29	$26.03	$18.34	$16.41	$16.62	$13.61	$10.96	$16.59	$17.79
Number of accumulation units outstanding at end of period	14,052	15,560	16,059	16,046	15,774	16,596	15,040	15,285	15,608	35,044
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.48	$17.42	$17.54	$16.12	$15.07	$13.80	$12.44	$13.66	$12.96	$12.52
Value at end of period	$18.49	$18.48	$17.42	$17.54	$16.12	$15.07	$13.80	$12.44	$13.66	$12.96
Number of accumulation units outstanding at end of period	18,632	20,180	19,506	25,450	26,097	25,822	33,930	42,348	43,699	68,029
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.45	$10.10	$8.36	$7.08	$8.11	$7.56	$6.94			
Value at end of period	$9.31	$9.45	$10.10	$8.36	$7.08	$8.11	$7.56			
Number of accumulation units outstanding at end of period	2,904	3,523	4,229	3,448	3,496	3,278	3,684			

CFI 97

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.32	$10.38	$12.19	$15.87	$17.94
Value at end of period						$10.38	$12.19	$15.87	$17.94	$18.98
Number of accumulation units outstanding at end of period						36,937	35,577	35,751	43,713	39,994
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period								$23.71	$28.47	$30.81
Value at end of period								$28.47	$30.81	$30.80
Number of accumulation units outstanding at end of period								3,335	3,839	3,601
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.66	$11.12	$11.63	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56
Value at end of period	$11.12	$11.63	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56	$11.50
Number of accumulation units outstanding at end of period	26,619	48,791	18,681	38,913	18,612	9,934	15,090	3,782	3,781	2,487
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.67	$15.88	$16.72	$11.47	$14.55	$17.99	$17.45	$19.87	$27.23	$28.85
Value at end of period	$15.88	$16.72	$11.47	$14.55	$17.99	$17.45	$19.87	$27.23	$28.85	$28.46
Number of accumulation units outstanding at end of period	34,638	19,185	21,547	18,035	19,021	15,447	15,428	15,789	14,938	14,488
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.15	$12.27	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70
Value at end of period	$12.27	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60
Number of accumulation units outstanding at end of period	13,235	250	449	678	937	1,211	1,486	1,814	2,736	3,149
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.27	$12.62	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45
Value at end of period	$12.62	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28
Number of accumulation units outstanding at end of period	1,714	5,302	6,413	5,022	5,814	6,866	7,953	8,608	4,892	3,477
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.71	$12.96	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93
Value at end of period	$12.96	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67
Number of accumulation units outstanding at end of period	195	10,654	11,959	13,924	15,481	16,804	18,171	19,300	20,335	19,929
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period							$11.60	$12.55	$15.41	$16.29
Value at end of period							$12.55	$15.41	$16.29	$16.06
Number of accumulation units outstanding at end of period							16	127	378	961
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period							$12.70	$13.27	$14.12	$14.85
Value at end of period							$13.27	$14.12	$14.85	$14.78
Number of accumulation units outstanding at end of period							1	0	0	8
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.91	$12.84	$13.51	$10.27	$12.04	$13.29	$13.46	$15.03	$16.76	$17.77
Value at end of period	$12.84	$13.51	$10.27	$12.04	$13.29	$13.46	$15.03	$16.76	$17.77	$17.64
Number of accumulation units outstanding at end of period	6,007	5,289	6,207	6,310	8,802	6,787	7,563	7,561	7,624	1,537
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.22	$13.75	$14.37	$9.14	$11.38	$12.80	$12.35	$14.13	$17.20	$18.23
Value at end of period	$13.75	$14.37	$9.14	$11.38	$12.80	$12.35	$14.13	$17.20	$18.23	$17.91
Number of accumulation units outstanding at end of period	20,364	7,898	7,566	7,943	9,033	9,565	10,339	10,648	10,949	2,846
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.04	$13.31	$13.96	$9.65	$11.70	$13.03	$12.89	$14.56	$16.88	$17.91
Value at end of period	$13.31	$13.96	$9.65	$11.70	$13.03	$12.89	$14.56	$16.88	$17.91	$17.71
Number of accumulation units outstanding at end of period	8,875	5,957	5,914	5,772	5,120	5,071	5,458	5,409	4,582	4,552

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.44	$13.50	$13.30	$11.58	$10.63	$8.35	$6.18	$10.11	$12.36	$11.62
Value at end of period	$17.86	$17.44	$13.50	$13.30	$11.58	$10.63	$8.35	$6.18	$10.11	$12.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	15
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.15	$17.67	$14.22	$12.68	$12.89	$11.54	$9.46	$12.41	$12.05	$10.75
Value at end of period	$18.65	$19.15	$17.67	$14.22	$12.68	$12.89	$11.54	$9.46	$12.41	$12.05
Number of accumulation units outstanding at end of period	25,589	26,126	27,206	27,552	26,293	30,283	31,412	37,121	55,146	110,104
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.72	$19.38	$15.33	$12.67	$13.87	$12.01	$8.65	$14.58	$13.75	$11.72
Value at end of period	$20.43	$19.72	$19.38	$15.33	$12.67	$13.87	$12.01	$8.65	$14.58	$13.75
Number of accumulation units outstanding at end of period	59,185	61,738	62,003	63,959	72,289	70,498	71,028	72,337	86,061	188,203
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.77	$21.37	$15.90	$13.76	$14.37	$11.25	$7.72	$13.66	$12.11	$11.16
Value at end of period	$24.11	$23.77	$21.37	$15.90	$13.76	$14.37	$11.25	$7.72	$13.66	$12.11
Number of accumulation units outstanding at end of period	41,448	44,760	48,378	52,081	61,797	64,967	71,671	71,144	82,810	219,789
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.30	$23.68	$18.35	$15.74	$15.97	$13.97	$11.24	$17.58	$17.15	$14.48
Value at end of period	$23.43	$25.30	$23.68	$18.35	$15.74	$15.97	$13.97	$11.24	$17.58	$17.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	9
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.41	$22.58	$16.31	$13.79	$14.02	$12.06	$8.48	$14.76	$13.50	$11.98
Value at end of period	$26.90	$24.41	$22.58	$16.31	$13.79	$14.02	$12.06	$8.48	$14.76	$13.50
Number of accumulation units outstanding at end of period	16,580	15,478	14,682	13,196	13,415	13,481	12,008	10,647	11,044	33,622
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.34	$11.13	$9.30	$7.87	$8.99	$8.30	$6.32	$10.20		
Value at end of period	$9.94	$10.34	$11.13	$9.30	$7.87	$8.99	$8.30	$6.32		
Number of accumulation units outstanding at end of period	14,173	19,218	21,079	21,667	22,034	21,657	22,785	26,651		
WANGER USA										
Value at beginning of period	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47	$13.80	$13.34
Value at end of period	$23.63	$23.91	$22.94	$17.25	$14.45	$15.06	$12.27	$8.68	$14.47	$13.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	13

TABLE 14

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$21.26	$20.41	$15.24	$13.35	$14.17	$12.40				
Value at end of period	$21.66	$21.26	$20.41	$15.24	$13.35	$14.17				
Number of accumulation units outstanding at end of period	840	592	439	113	71	30				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$16.62	$14.66	$12.01	$10.86	$11.14	$9.67	$9.54			
Value at end of period	$16.45	$16.62	$14.66	$12.01	$10.86	$11.14	$9.67			
Number of accumulation units outstanding at end of period	9,403	9,202	9,740	14,245	6,114	4,017	811			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$17.15	$15.81	$12.26	$11.25	$11.10	$11.01				
Value at end of period	$16.56	$17.15	$15.81	$12.26	$11.25	$11.10				
Number of accumulation units outstanding at end of period	3,011	2,935	3,401	8,172	10,380	3,094				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.37	$12.12	$13.41	$12.65	$11.26	$10.74	$10.50			
Value at end of period	$12.03	$12.37	$12.12	$13.41	$12.65	$11.26	$10.74			
Number of accumulation units outstanding at end of period	2,455	13,336	12,135	18,786	5,163	172	20			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$29.24	$26.51	$18.43	$15.41	$17.49	$17.20				
Value at end of period	$27.87	$29.24	$26.51	$18.43	$15.41	$17.49				
Number of accumulation units outstanding at end of period	1,454	1,672	1,431	891	691	691				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.93	$12.12	$9.74	$7.81	$8.47	$8.05	$5.67			
Value at end of period	$11.40	$11.93	$12.12	$9.74	$7.81	$8.47	$8.05			
Number of accumulation units outstanding at end of period	9,856	8,652	8,478	20,816	4,374	3,884	4,079			
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$19.81	$18.17	$12.65	$10.93	$11.76	$11.69				
Value at end of period	$17.65	$19.81	$18.17	$12.65	$10.93	$11.76				
Number of accumulation units outstanding at end of period	2,735	2,607	1,777	2,514	2,692	469				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.40									
Value at end of period	$10.10									
Number of accumulation units outstanding at end of period	520									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$24.63	$23.28	$17.57	$15.62	$15.80	$12.65	$12.08			
Value at end of period	$22.79	$24.63	$23.28	$17.57	$15.62	$15.80	$12.65			
Number of accumulation units outstanding at end of period	1,441	909	870	338	455	210	10			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$19.00	$17.44	$14.87	$13.54	$13.02	$11.69	$9.39	$13.75	$13.46	$12.45
Value at end of period	$18.48	$19.00	$17.44	$14.87	$13.54	$13.02	$11.69	$9.39	$13.75	$13.46
Number of accumulation units outstanding at end of period	4,965	4,845	17,535	8,148	6,932	7,590	4,895	17,133	22,592	8,537
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$14.48	$11.19	$10.92	$10.28						
Value at end of period	$15.12	$14.48	$11.19	$10.92						
Number of accumulation units outstanding at end of period	4,259	1,022	1,244	181						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.12	$12.71	$9.78	$8.55	$9.07	$7.84	$6.20	$8.48		
Value at end of period	$13.72	$14.12	$12.71	$9.78	$8.55	$9.07	$7.84	$6.20		
Number of accumulation units outstanding at end of period	30,607	26,716	26,702	23,618	52	0	0	62		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.16	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11	$6.08		
Value at end of period	$15.23	$16.16	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11		
Number of accumulation units outstanding at end of period	1,861	7,283	4,777	4,159	403	0	648	82		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$12.66	$12.08	$11.17							
Value at end of period	$11.77	$12.66	$12.08							
Number of accumulation units outstanding at end of period	270	515	133							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.70	$21.39	$17.91	$15.11	$17.60	$16.18	$11.70	$19.80	$16.76	$13.84
Value at end of period	$20.40	$20.70	$21.39	$17.91	$15.11	$17.60	$16.18	$11.70	$19.80	$16.76
Number of accumulation units outstanding at end of period	60,208	91,913	111,574	92,772	58,722	46,705	35,174	48,805	42,629	30,646
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.41	$30.02	$23.01	$19.88	$20.52	$17.61	$13.05	$22.85	$19.55	$17.60
Value at end of period	$33.43	$33.41	$30.02	$23.01	$19.88	$20.52	$17.61	$13.05	$22.85	$19.55
Number of accumulation units outstanding at end of period	73,163	91,444	139,076	119,951	2,964,998	3,084,650	214,023	275,711	217,169	383,019
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.94	$20.30	$15.94	$13.67	$13.62	$11.90	$9.19	$16.12	$15.98	$13.37
Value at end of period	$20.94	$21.94	$20.30	$15.94	$13.67	$13.62	$11.90	$9.19	$16.12	$15.98
Number of accumulation units outstanding at end of period	23,182	25,801	66,500	48,496	62,119	74,752	75,945	83,733	172,172	272,073
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.51	$20.34	$15.01	$13.17	$13.22	$10.71	$8.40	$15.99	$12.67	$11.93
Value at end of period	$23.98	$22.51	$20.34	$15.01	$13.17	$13.22	$10.71	$8.40	$15.99	$12.67
Number of accumulation units outstanding at end of period	72,665	75,914	183,297	131,669	135,068	171,423	166,798	222,467	277,105	358,554
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.11	$17.63	$13.59	$11.33	$13.76	$12.23	$9.73	$17.41	$14.93	$12.72
Value at end of period	$16.59	$16.11	$17.63	$13.59	$11.33	$13.76	$12.23	$9.73	$17.41	$14.93
Number of accumulation units outstanding at end of period	4,840	5,333	50,715	9,765	12,226	12,641	5,010	8,353	23,873	40,984
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$30.47	$30.48	$22.51	$19.13	$19.99	$15.69	$12.22	$18.35	$18.91	$16.26
Value at end of period	$28.05	$30.47	$30.48	$22.51	$19.13	$19.99	$15.69	$12.22	$18.35	$18.91
Number of accumulation units outstanding at end of period	12,052	15,384	27,386	19,365	48,892	34,310	41,203	39,970	71,611	94,815
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$14.77	$13.64	$10.44	$8.97	$9.20	$8.12	$6.12	$8.99		
Value at end of period	$15.17	$14.77	$13.64	$10.44	$8.97	$9.20	$8.12	$6.12		
Number of accumulation units outstanding at end of period	20,151	23,238	48,643	50,325	32,868	27,297	27,145	3,605		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.79	$18.09	$14.09	$12.84	$13.77	$12.32	$12.02			
Value at end of period	$17.87	$18.79	$18.09	$14.09	$12.84	$13.77	$12.32			
Number of accumulation units outstanding at end of period	284	238	186	869	95	1,005	83			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$54.22	$50.30	$36.11	$37.18						
Value at end of period	$56.59	$54.22	$50.30	$36.11						
Number of accumulation units outstanding at end of period	1,140	1,064	1,059	3,247						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.85	$15.67	$12.20	$10.78	$10.85	$9.96	$7.81	$11.25	$10.47	$9.02
Value at end of period	$15.78	$16.85	$15.67	$12.20	$10.78	$10.85	$9.96	$7.81	$11.25	$10.47
Number of accumulation units outstanding at end of period	11,512	15,589	15,717	18,488	18,172	23,181	29,996	41,183	52,059	97,804

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2007)										
Value at beginning of period		$15.10	$15.99	$16.85	$18.97	$20.36	$21.60	$23.26	$23.09	$24.09
Value at end of period		$15.99	$16.85	$18.97	$20.36	$21.60	$23.26	$23.09	$24.09	$23.99
Number of accumulation units outstanding at end of period		47	3	0	0	0	0	0	0	0
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period				$5.38	$7.37	$9.02	$8.44	$8.84	$11.66	$13.20
Value at end of period				$7.37	$9.02	$8.44	$8.84	$11.66	$13.20	$12.70
Number of accumulation units outstanding at end of period				6,123	4,680	3,317	3,930	3,045	0	786
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period				$5.97	$9.17	$11.38	$11.10	$12.81	$17.26	$18.03
Value at end of period				$9.17	$11.38	$11.10	$12.81	$17.26	$18.03	$17.28
Number of accumulation units outstanding at end of period				5,343	7,129	6,595	8,261	8,793	3,010	2,568
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.82	$15.42	$15.41	$9.29	$11.69	$14.58	$13.91	$15.84	$20.52	$22.75
Value at end of period	$15.42	$15.41	$9.29	$11.69	$14.58	$13.91	$15.84	$20.52	$22.75	$21.75
Number of accumulation units outstanding at end of period	85,412	48,286	19,908	17,082	837,019	1,013,190	10,448	13,541	5,700	3,930
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during June 2014)										
Value at beginning of period									$10.05	$10.26
Value at end of period									$10.26	$10.19
Number of accumulation units outstanding at end of period									2,315	4,826
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$11.07	$11.46	$6.96	$9.01	$10.98	$10.58	$11.66	$15.98	$17.52
Value at end of period		$11.46	$6.96	$9.01	$10.98	$10.58	$11.66	$15.98	$17.52	$17.32
Number of accumulation units outstanding at end of period		229	17	350	3,506	26,249	30,996	31,882	22,885	10,688
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$12.57	$14.98	$17.26	$10.66	$14.57	$16.32	$14.99	$17.99	$22.68	$23.26
Value at end of period	$14.98	$17.26	$10.66	$14.57	$16.32	$14.99	$17.99	$22.68	$23.26	$24.34
Number of accumulation units outstanding at end of period	15,664	29,052	28,949	13,643	16,968	22,868	39,664	39,467	34,264	15,861
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$41.59	$51.76	$68.86	$35.57	$64.26	$81.12	$66.04	$79.33	$85.44	$80.85
Value at end of period	$51.76	$68.86	$35.57	$64.26	$81.12	$66.04	$79.33	$85.44	$80.85	$69.06
Number of accumulation units outstanding at end of period	18,907	15,299	11,153	12,580	14,272	16,735	15,345	15,329	14,173	5,432
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$21.86	$25.02	$26.44	$15.72	$21.84	$25.18	$22.95	$27.66	$35.01	$35.60
Value at end of period	$25.02	$26.44	$15.72	$21.84	$25.18	$22.95	$27.66	$35.01	$35.60	$36.78
Number of accumulation units outstanding at end of period	5	68	21	19	19	0	0	0	0	0
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
(Funds were first received in this option during January 2007)										
Value at beginning of period		$15.95	$17.40	$14.84	$17.52	$20.03	$20.08	$22.66	$22.49	$22.99
Value at end of period		$17.40	$14.84	$17.52	$20.03	$20.08	$22.66	$22.49	$22.99	$22.34
Number of accumulation units outstanding at end of period		44	3	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$11.78	$13.46	$13.22	$8.17	$11.14	$13.67	$13.28	$15.58	$21.84	$24.30
Value at end of period	$13.46	$13.22	$8.17	$11.14	$13.67	$13.28	$15.58	$21.84	$24.30	$22.73
Number of accumulation units outstanding at end of period	3,743	1,996	1,958	726	2,009	1,738	2,076	3,023	2,826	3,449
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.39	$12.53	$13.63	$9.39	$11.32	$12.59	$12.29	$13.59	$15.72	$16.88
Value at end of period	$12.53	$13.63	$9.39	$11.32	$12.59	$12.29	$13.59	$15.72	$16.88	$16.69
Number of accumulation units outstanding at end of period	2,942	5,380	9,700	5,443	7,066	3,572	7,936	18,028	8,289	14,465

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during June 2015)										
Value at beginning of period	$7.17									
Value at end of period	$5.45									
Number of accumulation units outstanding at end of period	777									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.69	$15.31	$16.96	$15.69	$14.14	$13.16	$11.18	$12.10	$11.01	$10.99
Value at end of period	$15.17	$15.69	$15.31	$16.96	$15.69	$14.14	$13.16	$11.18	$12.10	$11.01
Number of accumulation units outstanding at end of period	28,415	36,720	56,114	65,679	44,198	37,557	23,083	16,697	6,118	5,071
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during July 2007)										
Value at beginning of period	$7.62	$8.77	$9.00	$8.09	$10.62	$9.22	$5.31	$12.78	$11.08	
Value at end of period	$6.42	$7.62	$8.77	$9.00	$8.09	$10.62	$9.22	$5.31	$12.78	
Number of accumulation units outstanding at end of period	3,636	4,333	6,329	7,220	5,449	8,850	6,514	3,485	2,632	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.46	$18.55	$16.66	$14.44	$14.77	$12.59	$7.89	$12.29	$11.68	$10.83
Value at end of period	$17.62	$18.46	$18.55	$16.66	$14.44	$14.77	$12.59	$7.89	$12.29	$11.68
Number of accumulation units outstanding at end of period	9,653	9,436	12,326	12,767	30,479	24,391	24,981	37,620	40,436	31,076
SMALLCAP WORLD FUND® (CLASS R-4) (Funds were first received in this option during February 2009)										
Value at beginning of period	$13.95	$13.78	$10.72	$8.84	$10.38	$8.35	$4.76			
Value at end of period	$14.23	$13.95	$13.78	$10.72	$8.84	$10.38	$8.35			
Number of accumulation units outstanding at end of period	16,062	16,646	23,736	22,167	19,215	17,921	9,844			
TCW TOTAL RETURN BOND FUND (CLASS N) (Funds were first received in this option during November 2015)										
Value at beginning of period	$9.97									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	28									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.61	$33.29	$32.76	$28.46	$29.33	$26.18	$22.16	$20.98	$19.04	$16.88
Value at end of period	$31.99	$33.61	$33.29	$32.76	$28.46	$29.33	$26.18	$22.16	$20.98	$19.04
Number of accumulation units outstanding at end of period	27,073	43,426	45,775	59,175	48,192	40,232	34,294	33,866	23,866	13,418
THE BOND FUND OF AMERICA℠ (CLASS R-4) (Funds were first received in this option during October 2008)										
Value at beginning of period	$12.11	$11.54	$11.84	$11.25	$10.63	$9.97	$8.73	$9.06		
Value at end of period	$12.06	$12.11	$11.54	$11.84	$11.25	$10.63	$9.97	$8.73		
Number of accumulation units outstanding at end of period	13,559	21,924	17,297	14,353	2,364	2,586	1,844	357		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.18	$20.42	$15.35	$12.81	$13.55	$12.14	$9.08	$14.99	$13.60	$12.34
Value at end of period	$23.22	$22.18	$20.42	$15.35	$12.81	$13.55	$12.14	$9.08	$14.99	$13.60
Number of accumulation units outstanding at end of period	137,267	186,473	197,186	186,876	121,179	92,273	73,915	100,071	157,459	122,430
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES) (Funds were first received in this option during November 2011)										
Value at beginning of period	$3.37	$3.70	$7.67	$8.77	$10.39					
Value at end of period	$2.46	$3.37	$3.70	$7.67	$8.77					
Number of accumulation units outstanding at end of period	1,221	6,569	3,608	2,206	999					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.12	$19.06	$16.43	$14.54	$14.83	$13.07	$11.03	$15.43	$14.70	$13.45
Value at end of period	$19.63	$20.12	$19.06	$16.43	$14.54	$14.83	$13.07	$11.03	$15.43	$14.70
Number of accumulation units outstanding at end of period	81,637	85,974	107,258	143,895	597,025	577,301	195,593	243,823	309,890	465,727

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.44	$14.61	$15.16	$14.27	$13.85	$12.02	$9.95	$11.73	$10.85	$10.17
Value at end of period	$13.87	$14.44	$14.61	$15.16	$14.27	$13.85	$12.02	$9.95	$11.73	$10.85
Number of accumulation units outstanding at end of period	2,259	27,942	91,500	52,617	57,058	73,001	77,956	90,415	96,452	122,436
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$10.19	$10.05								
Value at end of period	$9.79	$10.19								
Number of accumulation units outstanding at end of period	247	191								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.39									
Number of accumulation units outstanding at end of period	27,599									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.55	$15.04	$11.58	$10.06	$10.15	$8.94	$6.91	$11.14	$10.44	$9.20
Value at end of period	$16.21	$16.55	$15.04	$11.58	$10.06	$10.15	$8.94	$6.91	$11.14	$10.44
Number of accumulation units outstanding at end of period	308,192	314,463	346,597	334,106	425,911	532,361	524,546	664,656	721,454	1,860,531
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.80	$18.70	$17.81	$15.71	$15.14	$13.33	$8.98	$11.66	$11.40	$10.53
Value at end of period	$18.32	$18.80	$18.70	$17.81	$15.71	$15.14	$13.33	$8.98	$11.66	$11.40
Number of accumulation units outstanding at end of period	3,790	16,737	29,712	26,303	18,758	19,845	15,911	4,155	2,590	4,769
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.14	$18.68	$14.14	$12.43	$12.51	$11.04	$9.02	$14.45	$13.84	$12.15
Value at end of period	$21.19	$21.14	$18.68	$14.14	$12.43	$12.51	$11.04	$9.02	$14.45	$13.84
Number of accumulation units outstanding at end of period	49,770	53,472	61,105	82,588	102,712	118,345	134,364	164,902	173,623	380,672
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.74	$38.33	$28.65	$24.49	$24.93	$20.57	$15.71	$25.31	$24.14	$22.19
Value at end of period	$40.75	$41.74	$38.33	$28.65	$24.49	$24.93	$20.57	$15.71	$25.31	$24.14
Number of accumulation units outstanding at end of period	22,501	23,824	55,123	40,175	1,029,153	1,039,992	49,477	60,818	84,389	136,775
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.54	$28.18	$19.87	$17.78	$18.02	$14.76	$11.89	$18.01	$19.33	$17.08
Value at end of period	$28.42	$29.54	$28.18	$19.87	$17.78	$18.02	$14.76	$11.89	$18.01	$19.33
Number of accumulation units outstanding at end of period	11,581	12,537	20,630	21,209	28,920	30,944	33,379	38,949	64,201	98,944
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.84	$20.59	$20.74	$19.07	$17.84	$16.34	$14.74	$16.20	$15.37	$14.86
Value at end of period	$21.83	$21.84	$20.59	$20.74	$19.07	$17.84	$16.34	$14.74	$16.20	$15.37
Number of accumulation units outstanding at end of period	79,785	53,635	79,000	100,476	3,319,846	3,384,372	105,761	123,333	131,955	312,992
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$9.41	$10.07	$8.34	$7.07	$8.10	$7.55	$5.94	$5.64		
Value at end of period	$9.28	$9.41	$10.07	$8.34	$7.07	$8.10	$7.55	$5.94		
Number of accumulation units outstanding at end of period	8,816	12,653	12,210	12,497	10,142	8,203	8,207	887		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.90	$15.85	$12.18	$10.37	$10.32					
Value at end of period	$18.93	$17.90	$15.85	$12.18	$10.37					
Number of accumulation units outstanding at end of period	102,360	131,296	64,517	68,136	56,290					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.20	$12.98	$9.98	$8.75	$8.50	$7.17	$6.40	$9.21	$9.42	
Value at end of period	$13.49	$14.20	$12.98	$9.98	$8.75	$8.50	$7.17	$6.40	$9.21	
Number of accumulation units outstanding at end of period	80,618	79,859	194,083	68,638	103,501	26,087	21,331	78,541	75,660	

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.53	$12.36	$15.45	$9.58	$13.47	$17.45	$17.26	$19.59	$25.69	$27.80
Value at end of period	$12.36	$15.45	$9.58	$13.47	$17.45	$17.26	$19.59	$25.69	$27.80	$27.78
Number of accumulation units outstanding at end of period	4,152	5,430	5,275	4,659	15,845	17,268	60,199	48,693	46,811	14,145
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.24	$12.76	$13.34	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22
Value at end of period	$12.76	$13.34	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22	$13.14
Number of accumulation units outstanding at end of period	81,828	97,084	422,639	307,068	1,809,945	2,028,314	131,868	240,905	73,357	77,321
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.52	$10.84	$11.35	$7.39	$9.14	$10.55	$10.04	$11.02	$14.32	$16.41
Value at end of period	$10.84	$11.35	$7.39	$9.14	$10.55	$10.04	$11.02	$14.32	$16.41	$16.26
Number of accumulation units outstanding at end of period	901	2,500	2,346	3,109	5,460	8,852	16,809	30,033	20,973	18,991
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period					$11.91	$14.12	$14.62	$16.64	$21.84	$24.55
Value at end of period					$14.12	$14.62	$16.64	$21.84	$24.55	$26.25
Number of accumulation units outstanding at end of period					66	768	2,370	2,578	3,874	2,863
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$6.51	$6.65	$8.18	$9.13	$9.30	$10.69	$14.03	$15.75
Value at end of period			$6.65	$8.18	$9.13	$9.30	$10.69	$14.03	$15.75	$15.98
Number of accumulation units outstanding at end of period			2,280	4,348	3,979	8,909	30,512	24,279	27,789	13,676
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.07	$11.88	$13.12	$13.12	$15.12	$19.75	$22.03
Value at end of period				$11.88	$13.12	$13.12	$15.12	$19.75	$22.03	$21.08
Number of accumulation units outstanding at end of period				308	794	960	927	1,460	1,389	2,510
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.42	$12.87	$16.10	$15.65	$17.97	$24.10	$26.62
Value at end of period				$12.87	$16.10	$15.65	$17.97	$24.10	$26.62	$26.25
Number of accumulation units outstanding at end of period				2,291	2,401	1,936	3,283	3,500	2,998	2,632
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$4.91	$5.94	$8.27	$10.30	$10.04	$11.68	$15.59	$17.46
Value at end of period			$5.94	$8.27	$10.30	$10.04	$11.68	$15.59	$17.46	$16.87
Number of accumulation units outstanding at end of period			526	6,719	3,758	4,633	15,288	15,386	24,962	6,511
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$10.33	$6.98	$8.78	$11.03	$10.54	$12.16	$16.76	$17.49
Value at end of period			$6.98	$8.78	$11.03	$10.54	$12.16	$16.76	$17.49	$16.59
Number of accumulation units outstanding at end of period			1,146	5,001	1,681	3,872	9,391	11,564	11,517	7,481
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.23	$9.21	$10.08	$6.56	$8.55	$11.24	$11.27	$12.91	$17.84	$18.73
Value at end of period	$9.21	$10.08	$6.56	$8.55	$11.24	$11.27	$12.91	$17.84	$18.73	$18.45
Number of accumulation units outstanding at end of period	10,645	9,521	13,913	17,864	24,028	21,813	44,530	51,810	46,927	20,527
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.99	$19.73	$20.77	$14.23	$18.05	$22.31	$21.63	$24.62	$33.71	$35.70
Value at end of period	$19.73	$20.77	$14.23	$18.05	$22.31	$21.63	$24.62	$33.71	$35.70	$35.21
Number of accumulation units outstanding at end of period	143,057	93,694	86,086	69,771	82,370	66,631	65,457	75,468	48,854	43,653
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$10.96	$12.26	$12.75	$8.38	$10.48	$11.86	$11.42	$12.88	$14.89	$15.63
Value at end of period	$12.26	$12.75	$8.38	$10.48	$11.86	$11.42	$12.88	$14.89	$15.63	$15.52
Number of accumulation units outstanding at end of period	105,386	240,916	282,862	167,234	155,745	172,598	221,732	222,079	228,333	151,345

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.37	$15.58	$13.02	$11.38	$12.01	$10.54	$8.26	$13.20	$12.61	$11.11
Value at end of period	$16.19	$16.37	$15.58	$13.02	$11.38	$12.01	$10.54	$8.26	$13.20	$12.61
Number of accumulation units outstanding at end of period	122,980	163,355	165,555	157,702	117,967	127,897	127,989	139,209	103,555	48,992
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.84	$15.97	$13.01	$11.34	$12.03	$10.51	$8.14	$13.62	$12.95	$11.32
Value at end of period	$16.58	$16.84	$15.97	$13.01	$11.34	$12.03	$10.51	$8.14	$13.62	$12.95
Number of accumulation units outstanding at end of period	111,650	172,755	162,823	140,506	119,348	73,102	71,189	70,952	40,035	22,333
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.25	$15.39	$12.53	$10.91	$11.57	$10.59				
Value at end of period	$16.01	$16.25	$15.39	$12.53	$10.91	$11.57				
Number of accumulation units outstanding at end of period	15,411	12,286	7,769	1,800	342	48				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.80	$12.11	$10.54	$9.32	$9.61	$8.58	$6.06			
Value at end of period	$12.67	$12.80	$12.11	$10.54	$9.32	$9.61	$8.58			
Number of accumulation units outstanding at end of period	3,740	1,973	6,607	9,133	7,462	5,469	2,436			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.78	$14.06	$13.22	$12.12	$12.15	$11.15	$9.57	$11.55	$11.04	$10.44
Value at end of period	$14.70	$14.78	$14.06	$13.22	$12.12	$12.15	$11.15	$9.57	$11.55	$11.04
Number of accumulation units outstanding at end of period	40,073	17,795	26,087	42,940	11,148	28,980	16,993	27,939	21,338	598
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.73	$12.13	$11.14	$10.01	$10.14	$9.17	$7.67	$8.14		
Value at end of period	$12.60	$12.73	$12.13	$11.14	$10.01	$10.14	$9.17	$7.67		
Number of accumulation units outstanding at end of period	897	838	663	600	20	2	0	132		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.14	$18.06	$16.21	$14.52	$14.35	$13.00	$11.09	$14.60	$13.88	$12.89
Value at end of period	$18.99	$19.14	$18.06	$16.21	$14.52	$14.35	$13.00	$11.09	$14.60	$13.88
Number of accumulation units outstanding at end of period	8,243	7,883	7,467	7,046	4,228	9,720	25,125	35,695	38,095	42,682
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.36	$16.39	$13.47	$11.78	$12.21	$10.86	$8.73	$13.73	$13.15	$11.69
Value at end of period	$17.05	$17.36	$16.39	$13.47	$11.78	$12.21	$10.86	$8.73	$13.73	$13.15
Number of accumulation units outstanding at end of period	18,058	18,686	19,543	21,281	33,317	34,093	72,187	132,593	105,049	49,501
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.85	$16.84	$14.53	$12.86	$13.02	$11.69	$9.65	$13.97	$13.32	$12.05
Value at end of period	$17.65	$17.85	$16.84	$14.53	$12.86	$13.02	$11.69	$9.65	$13.97	$13.32
Number of accumulation units outstanding at end of period	10,202	11,979	15,054	16,785	26,586	21,475	105,792	123,282	63,371	69,643
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$12.72	$12.10	$12.49	$12.10	$11.36	$10.77	$10.23	$10.14		
Value at end of period	$12.67	$12.72	$12.10	$12.49	$12.10	$11.36	$10.77	$10.23		
Number of accumulation units outstanding at end of period	3,525	8,155	11,968	6,502	2,675	2,465	2,407	303		
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$21.19	$18.80	$14.33	$13.87						
Value at end of period	$21.30	$21.19	$18.80	$14.33						
Number of accumulation units outstanding at end of period	1,946	5,274	1,616	690						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.39	$27.18	$20.82	$18.00	$18.70	$15.42	$11.43	$15.66	$16.22	$14.14
Value at end of period	$29.68	$30.39	$27.18	$20.82	$18.00	$18.70	$15.42	$11.43	$15.66	$16.22
Number of accumulation units outstanding at end of period	1,110	13,889	18,349	17,524	974,104	1,058,659	1,693	13,720	25,283	16,573

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.71	$18.00	$18.98	$11.08	$14.90	$18.73	$19.03	$22.64	$31.25	$32.41
Value at end of period	$18.00	$18.98	$11.08	$14.90	$18.73	$19.03	$22.64	$31.25	$32.41	$30.59
Number of accumulation units outstanding at end of period	83,323	78,794	38,972	34,236	759,990	769,737	19,772	30,023	21,956	16,388
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.72	$8.93	$10.32	$9.73	$12.20	$12.60	$14.29
Value at end of period			$6.72	$8.93	$10.32	$9.73	$12.20	$12.60	$14.29	$14.00
Number of accumulation units outstanding at end of period			17,017	20,273	17,573	30,941	37,217	36,309	32,909	10,402
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.05	$12.35	$10.10	$6.17	$8.34	$10.61	$11.55	$13.26	$13.45	$17.37
Value at end of period	$12.35	$10.10	$6.17	$8.34	$10.61	$11.55	$13.26	$13.45	$17.37	$17.77
Number of accumulation units outstanding at end of period	33,884	1,366	5,648	6,100	6,970	9,840	15,527	14,491	17,735	14,845
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.66	$21.12	$21.86	$13.21	$17.28	$19.25	$18.24	$20.35	$27.26	$30.57
Value at end of period	$21.12	$21.86	$13.21	$17.28	$19.25	$18.24	$20.35	$27.26	$30.57	$31.29
Number of accumulation units outstanding at end of period	4,188	7,554	10,487	7,027	6,264	3,759	4,236	4,501	4,390	2,631
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.86	$6.78	$8.41	$10.47	$10.12	$11.49	$15.99	$16.58
Value at end of period			$6.78	$8.41	$10.47	$10.12	$11.49	$15.99	$16.58	$16.00
Number of accumulation units outstanding at end of period			63	63	287	323	1,888	685	577	138
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.88	$13.21	$15.03	$9.09	$12.58	$16.05	$14.21	$16.19	$21.89	$23.07
Value at end of period	$13.21	$15.03	$9.09	$12.58	$16.05	$14.21	$16.19	$21.89	$23.07	$22.56
Number of accumulation units outstanding at end of period	5,701	13	7,511	4,817	6,783	14,478	32,009	40,085	34,437	29,892
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.84	$14.78	$14.36	$9.07	$11.58	$13.26	$12.90	$15.22	$20.42	$22.15
Value at end of period	$14.78	$14.36	$9.07	$11.58	$13.26	$12.90	$15.22	$20.42	$22.15	$20.71
Number of accumulation units outstanding at end of period	59,421	68,428	31,411	15,034	13,652	11,248	11,550	14,622	10,649	9,228
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.10	$12.04	$12.76	$9.72	$11.51	$13.23	$13.01	$14.17	$17.60	$19.62
Value at end of period	$12.04	$12.76	$9.72	$11.51	$13.23	$13.01	$14.17	$17.60	$19.62	$19.10
Number of accumulation units outstanding at end of period	408,718	320,225	297,636	223,775	119,183	110,398	105,705	96,023	94,153	3,167
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$12.79	$13.04	$8.79	$10.82	$12.10	$11.77	$13.40	$17.84	$19.53
Value at end of period	$12.79	$13.04	$8.79	$10.82	$12.10	$11.77	$13.40	$17.84	$19.53	$18.84
Number of accumulation units outstanding at end of period	11,889	14,558	10,438	8,564	13,725	13,917	10,446	8,325	8,147	8,060
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.46	$18.17	$25.02	$12.12	$20.67	$24.71	$20.07	$23.77	$22.27	$22.34
Value at end of period	$18.17	$25.02	$12.12	$20.67	$24.71	$20.07	$23.77	$22.27	$22.34	$18.70
Number of accumulation units outstanding at end of period	20,737	14,490	6,116	6,878	9,876	6,159	12,224	14,179	12,734	11,093
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$17.82	$18.13	$12.07	$15.07	$18.42	$18.65	$22.25	$29.09	$33.25
Value at end of period	$17.82	$18.13	$12.07	$15.07	$18.42	$18.65	$22.25	$29.09	$33.25	$32.04
Number of accumulation units outstanding at end of period	49,023	71,135	35,722	13,296	14,501	13,316	23,536	20,869	19,269	11,559
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.56	$13.15	$12.85	$8.95	$11.33	$14.27	$13.99	$16.51	$22.80	$24.56
Value at end of period	$13.15	$12.85	$8.95	$11.33	$14.27	$13.99	$16.51	$22.80	$24.56	$23.51
Number of accumulation units outstanding at end of period	3,461	2,405	2,793	2,522	3,322	3,930	7,740	6,004	4,331	4,347
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.17	$14.23	$15.07	$8.64	$11.98	$14.31	$13.07	$15.27	$19.97	$19.63
Value at end of period	$14.23	$15.07	$8.64	$11.98	$14.31	$13.07	$15.27	$19.97	$19.63	$21.03
Number of accumulation units outstanding at end of period	656,982	435,270	514,069	403,741	283,232	239,362	176,691	183,021	129,411	38,823

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$11.25	$11.21	$7.87	$13.06	$15.45	$15.25	$17.62	$19.67	$19.62
Value at end of period		$11.21	$7.87	$13.06	$15.45	$15.25	$17.62	$19.67	$19.62	$18.60
Number of accumulation units outstanding at end of period		2,987	372	1,437	2,498	3,807	11,195	8,021	5,810	4,681
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.98	$12.51	$12.98	$9.36	$12.39	$14.05	$14.37	$16.35	$19.86	$22.14
Value at end of period	$12.51	$12.98	$9.36	$12.39	$14.05	$14.37	$16.35	$19.86	$22.14	$23.16
Number of accumulation units outstanding at end of period	28,614	66,986	106,899	22,814	39,730	47,198	104,310	144,697	150,765	136,400
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.48	$12.10	$13.99	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65
Value at end of period	$12.10	$13.99	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65	$24.60
Number of accumulation units outstanding at end of period	614,774	310,862	219,118	143,813	161,729	147,317	109,753	95,320	90,409	31,642
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.35	$18.17	$18.61	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71
Value at end of period	$18.17	$18.61	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71	$24.71
Number of accumulation units outstanding at end of period	17,404	13,476	13,978	7,954	2,867,876	2,686,956	43,868	42,053	44,206	31,848
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.64	$15.36	$16.79	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67
Value at end of period	$15.36	$16.79	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67	$30.47
Number of accumulation units outstanding at end of period	179,279	163,563	219,788	181,177	724,950	681,406	53,852	60,094	45,155	40,812
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.03	$15.39	$18.45	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46
Value at end of period	$15.39	$18.45	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46	$16.20
Number of accumulation units outstanding at end of period	4,044	8,001	3,796	3,500	4,852	5,156	5,336	3,265	4,298	3,548
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30
Value at end of period			$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30	$9.90
Number of accumulation units outstanding at end of period			49,258	21,906	27,589	29,906	44,837	46,535	40,103	25,453
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.52	$11.11	$11.31	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59
Value at end of period	$11.11	$11.31	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59	$12.49
Number of accumulation units outstanding at end of period	658	228	401	174	174	191	1,316	2,726	4,203	2,037
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$7.69	$8.47	$10.52	$8.93	$10.79	$13.12	$12.47
Value at end of period				$8.47	$10.52	$8.93	$10.79	$13.12	$12.47	$12.41
Number of accumulation units outstanding at end of period				1,261	840	824	5,925	5,366	3,874	3,542
WANGER SELECT										
Value at beginning of period	$12.58	$14.97	$16.28	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64
Value at end of period	$14.97	$16.28	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64	$22.56
Number of accumulation units outstanding at end of period	12,646	15,295	9,786	5,108	6,247	45,215	4,176	4,030	3,489	2,274
WANGER USA										
Value at beginning of period	$12.85	$13.78	$14.44	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78
Value at end of period	$13.78	$14.44	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78	$23.50
Number of accumulation units outstanding at end of period	12,085	12,761	8,507	10,921	13,968	22,295	9,345	7,272	7,171	6,671
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.18	$13.10	$13.53	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63
Value at end of period	$13.10	$13.53	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63	$20.46
Number of accumulation units outstanding at end of period	46,364	70,266	66,477	46,145	46,708	47,463	90,756	93,736	101,183	63,141

Condensed Financial Information (continued)

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$38.84	$36.39	$26.52	$23.51	$24.18	$19.84	$15.37	$22.66	$24.80	$20.55
Value at end of period	$36.85	$38.84	$36.39	$26.52	$23.51	$24.18	$19.84	$15.37	$22.66	$24.80
Number of accumulation units outstanding at end of period	9,296	9,108	10,380	11,900	15,745	15,864	9,130	12,045	17,687	11,137

TABLE 15

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.20	$20.37	$15.21	$13.33	$14.16	$13.01	$12.62			
Value at end of period	$21.59	$21.20	$20.37	$15.21	$13.33	$14.16	$13.01			
Number of accumulation units outstanding at end of period	2,034	10	675	0	0	230	11			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.57	$14.63	$11.98	$10.85	$11.12	$9.66	$8.81			
Value at end of period	$16.39	$16.57	$14.63	$11.98	$10.85	$11.12	$9.66			
Number of accumulation units outstanding at end of period	307,236	1,947	2,937	31,447	23,976	16,016	10,612			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.10	$15.77	$12.24	$11.23	$11.09	$9.95	$9.18			
Value at end of period	$16.50	$17.10	$15.77	$12.24	$11.23	$11.09	$9.95			
Number of accumulation units outstanding at end of period	680,109	3,942	4,542	30,717	30,653	18,743	9,055			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.33	$12.09	$13.39	$12.63	$11.25	$10.74	$10.36			
Value at end of period	$11.99	$12.33	$12.09	$13.39	$12.63	$11.25	$10.74			
Number of accumulation units outstanding at end of period	92,873	3,414	6,378	9,234	20,227	3,830	5,289			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$29.04	$26.35	$18.33	$15.33	$17.41	$14.00				
Value at end of period	$27.67	$29.04	$26.35	$18.33	$15.33	$17.41				
Number of accumulation units outstanding at end of period	32,508	811	1,852	364	323	81				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.88	$12.08	$9.71	$7.79	$8.46	$8.04	$5.79	$5.71		
Value at end of period	$11.35	$11.88	$12.08	$9.71	$7.79	$8.46	$8.04	$5.79		
Number of accumulation units outstanding at end of period	21,936	293	605	75	803	414	456	27		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.77	$18.13	$12.63	$10.92	$11.76	$9.47				
Value at end of period	$17.60	$19.77	$18.13	$12.63	$10.92	$11.76				
Number of accumulation units outstanding at end of period	78,903	5,417	6,164	746	514	164				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.24									
Value at end of period	$9.17									
Number of accumulation units outstanding at end of period	42									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.17									
Value at end of period	$10.10									
Number of accumulation units outstanding at end of period	108,841									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$24.56	$23.23	$17.54	$15.60	$15.79	$13.63				
Value at end of period	$22.71	$24.56	$23.23	$17.54	$15.60	$15.79				
Number of accumulation units outstanding at end of period	4,075	1,525	1,237	1,088	1,317	432				
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$17.31	$14.76	$13.45	$12.94	$11.62	$9.34	$13.68	$13.40	$12.40
Value at end of period	$18.31	$18.85	$17.31	$14.76	$13.45	$12.94	$11.62	$9.34	$13.68	$13.40
Number of accumulation units outstanding at end of period	49,718	41,667	47,169	71,962	84,326	96,057	87,780	61,198	7,485	9,904
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$14.46	$11.18	$10.91	$9.49	$9.04					
Value at end of period	$15.08	$14.46	$11.18	$10.91	$9.49					
Number of accumulation units outstanding at end of period	14,513	860	3,375	1,102	129					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.08	$12.68	$9.75	$8.54	$9.06	$7.84	$6.20	$8.72		
Value at end of period	$13.67	$14.08	$12.68	$9.75	$8.54	$9.06	$7.84	$6.20		
Number of accumulation units outstanding at end of period	28,053	5,193	7,823	7,794	29,084	21,611	13,150	3,420		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.11	$14.48	$10.78	$9.31	$9.79	$8.02	$6.10	$6.65		
Value at end of period	$15.17	$16.11	$14.48	$10.78	$9.31	$9.79	$8.02	$6.10		
Number of accumulation units outstanding at end of period	14,293	2,941	1,716	543	4,093	3,023	1,354	24		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$11.87									
Value at end of period	$11.76									
Number of accumulation units outstanding at end of period	4,507									
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.59	$21.29	$17.83	$15.05	$17.54	$16.14	$11.67	$19.77	$16.74	$13.83
Value at end of period	$20.28	$20.59	$21.29	$17.83	$15.05	$17.54	$16.14	$11.67	$19.77	$16.74
Number of accumulation units outstanding at end of period	1,068,444	528,105	522,920	604,434	638,772	592,960	450,105	247,467	76,631	11,921
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.13	$29.79	$22.84	$19.75	$20.39	$17.51	$12.99	$22.74	$19.46	$17.53
Value at end of period	$33.14	$33.13	$29.79	$22.84	$19.75	$20.39	$17.51	$12.99	$22.74	$19.46
Number of accumulation units outstanding at end of period	1,054,933	484,405	533,687	1,039,557	1,374,459	1,428,631	1,369,701	796,912	157,881	235,683
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.76	$20.14	$15.82	$13.57	$13.53	$11.83	$9.14	$16.05	$15.91	$13.32
Value at end of period	$20.76	$21.76	$20.14	$15.82	$13.57	$13.53	$11.83	$9.14	$16.05	$15.91
Number of accumulation units outstanding at end of period	329,924	220,683	252,619	487,666	640,868	690,766	670,535	398,154	72,935	90,355

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.32	$20.19	$14.90	$13.08	$13.14	$10.65	$8.35	$15.92	$12.62	$11.89
Value at end of period	$23.77	$22.32	$20.19	$14.90	$13.08	$13.14	$10.65	$8.35	$15.92	$12.62
Number of accumulation units outstanding at end of period	1,493,401	1,468,184	1,435,724	1,787,248	1,885,044	1,703,428	1,361,966	757,026	293,363	237,194
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.97	$17.49	$13.50	$11.25	$13.67	$12.16	$9.68	$17.33	$14.87	$12.68
Value at end of period	$16.44	$15.97	$17.49	$13.50	$11.25	$13.67	$12.16	$9.68	$17.33	$14.87
Number of accumulation units outstanding at end of period	138,951	124,125	135,368	184,665	274,995	290,497	280,635	204,171	24,928	29,808
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$30.27	$30.29	$22.38	$19.03	$19.90	$15.62	$12.17	$18.29	$18.86	$16.23
Value at end of period	$27.85	$30.27	$30.29	$22.38	$19.03	$19.90	$15.62	$12.17	$18.29	$18.86
Number of accumulation units outstanding at end of period	391,307	366,720	374,931	407,220	411,856	383,034	274,513	170,769	137,475	84,756
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$14.72	$13.60	$10.42	$8.95	$9.19	$8.11	$6.12	$9.08		
Value at end of period	$15.11	$14.72	$13.60	$10.42	$8.95	$9.19	$8.11	$6.12		
Number of accumulation units outstanding at end of period	921,728	680,072	16,934	18,997	18,593	13,929	12,882	210		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$18.74	$18.05	$14.06	$12.82	$13.76	$12.31	$10.22			
Value at end of period	$17.81	$18.74	$18.05	$14.06	$12.82	$13.76	$12.31			
Number of accumulation units outstanding at end of period	287	146	169	198	260	119	32			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$54.14	$50.25	$36.09	$37.18						
Value at end of period	$56.48	$54.14	$50.25	$36.09						
Number of accumulation units outstanding at end of period	22,680	17,027	17,437	29,397						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.71	$15.56	$12.11	$10.71	$10.78	$9.91	$7.77	$11.20	$10.43	$8.99
Value at end of period	$15.65	$16.71	$15.56	$12.11	$10.71	$10.78	$9.91	$7.77	$11.20	$10.43
Number of accumulation units outstanding at end of period	50,728	41,812	49,434	72,451	114,277	113,684	98,470	48,015	16,224	13,763
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.53									
Value at end of period	$10.46									
Number of accumulation units outstanding at end of period	150									
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.22	$30.82	$25.81	$22.87	$22.65	$21.03	$16.81	$20.11	$18.31	$16.65
Value at end of period	$33.21	$33.22	$30.82	$25.81	$22.87	$22.65	$21.03	$16.81	$20.11	$18.31
Number of accumulation units outstanding at end of period	15	15	15	15	15	540	540	15	15	15
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.86	$29.39	$22.35	$19.18	$19.58	$15.66	$10.88	$19.47	$16.06	$14.22
Value at end of period	$33.96	$32.86	$29.39	$22.35	$19.18	$19.58	$15.66	$10.88	$19.47	$16.06
Number of accumulation units outstanding at end of period	15	15	15	15	15	97	97	15	15	15
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.89	$22.91	$23.09	$21.45	$20.23	$18.86	$17.26			
Value at end of period	$23.78	$23.89	$22.91	$23.09	$21.45	$20.23	$18.86			
Number of accumulation units outstanding at end of period	0	0	0	0	0	161	161			
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.60	$15.55	$12.19	$10.22	$11.92	$10.36	$7.57	$13.77	$12.64	$10.77
Value at end of period	$16.11	$16.60	$15.55	$12.19	$10.22	$11.92	$10.36	$7.57	$13.77	$12.64
Number of accumulation units outstanding at end of period	15	15	15	15	15	254	254	15	15	15

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.51	$18.27	$14.11	$11.98	$12.73	$11.19	$9.24			
Value at end of period	$21.47	$20.51	$18.27	$14.11	$11.98	$12.73	$11.19			
Number of accumulation units outstanding at end of period	0	0	0	0	0	75	75			
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.15	$11.62	$8.82	$8.42	$9.00	$7.36	$5.36	$8.77	$9.10	
Value at end of period	$12.64	$13.15	$11.62	$8.82	$8.42	$9.00	$7.36	$5.36	$8.77	
Number of accumulation units outstanding at end of period	7,331	4,093	4,684	28	28	1,076	44	37	28	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.97	$17.21	$12.78	$11.08	$11.36	$9.17	$6.49			
Value at end of period	$17.21	$17.97	$17.21	$12.78	$11.08	$11.36	$9.17			
Number of accumulation units outstanding at end of period	26,060	650	1,235	643	1,582	827	176			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.59	$20.39	$15.75	$13.84	$14.51	$11.64	$9.26	$15.36	$15.38	$13.79
Value at end of period	$21.60	$22.59	$20.39	$15.75	$13.84	$14.51	$11.64	$9.26	$15.36	$15.38
Number of accumulation units outstanding at end of period	38,557	17,596	19,161	145,448	140,878	132,834	132,172	30,324	24,028	14,824
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.25	$9.87								
Value at end of period	$10.18	$10.25								
Number of accumulation units outstanding at end of period	59,280	1,390								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.45	$15.92	$11.62	$10.55	$10.96	$9.00	$6.95	$11.45	$10.97	
Value at end of period	$17.24	$17.45	$15.92	$11.62	$10.55	$10.96	$9.00	$6.95	$11.45	
Number of accumulation units outstanding at end of period	16,893	452	1,387	13,398	20,287	16,146	11,996	8	66	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.13	$22.57	$17.91	$14.93	$16.27	$14.53	$10.64	$17.23	$14.96	$12.56
Value at end of period	$24.20	$23.13	$22.57	$17.91	$14.93	$16.27	$14.53	$10.64	$17.23	$14.96
Number of accumulation units outstanding at end of period	148,903	13,753	15,801	61,296	52,508	48,340	47,849	11,891	7,278	1,223
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$20.35									
Value at end of period	$20.30									
Number of accumulation units outstanding at end of period	1,718									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$80.27	$84.87	$78.84	$65.66	$80.69	$63.96	$35.42	$68.61	$51.59	$41.48
Value at end of period	$68.53	$80.27	$84.87	$78.84	$65.66	$80.69	$63.96	$35.42	$68.61	$51.59
Number of accumulation units outstanding at end of period	91,360	8,903	11,533	45,755	47,575	60,124	61,858	20,675	22,189	6,159
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$22.80	$22.32	$22.49	$19.94	$19.90	$17.42	$14.76	$17.31	$15.89	$14.88
Value at end of period	$22.14	$22.80	$22.32	$22.49	$19.94	$19.90	$17.42	$14.76	$17.31	$15.89
Number of accumulation units outstanding at end of period	0	0	0	0	0	165	165	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$24.18	$21.74	$15.52	$13.24	$13.63	$11.11	$8.15	$13.20	$13.45	$12.73
Value at end of period	$22.61	$24.18	$21.74	$15.52	$13.24	$13.63	$11.11	$8.15	$13.20	$13.45
Number of accumulation units outstanding at end of period	31,041	3,029	5,144	17,758	22,680	29,361	30,580	10,602	5,958	3,667
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.75	$15.62	$13.51	$12.22	$12.53	$11.27	$9.35	$13.58	$12.49	$11.36
Value at end of period	$16.56	$16.75	$15.62	$13.51	$12.22	$12.53	$11.27	$9.35	$13.58	$12.49
Number of accumulation units outstanding at end of period	51,150	7,366	8,814	18,953	25,584	26,858	32,073	20,688	18,023	611

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$5.39									
Value at end of period	$5.44									
Number of accumulation units outstanding at end of period	14,743									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.60	$15.23	$16.89	$15.63	$14.09	$13.12	$11.16	$12.08	$11.00	$10.98
Value at end of period	$15.08	$15.60	$15.23	$16.89	$15.63	$14.09	$13.12	$11.16	$12.08	$11.00
Number of accumulation units outstanding at end of period	427,919	19,816	34,940	90,383	106,193	78,170	71,711	18,274	5,882	1,834
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.60	$8.74	$8.98	$8.07	$10.60	$9.21	$5.31	$12.78	$11.33	
Value at end of period	$6.39	$7.60	$8.74	$8.98	$8.07	$10.60	$9.21	$5.31	$12.78	
Number of accumulation units outstanding at end of period	154,842	9,935	9,012	5,286	8,482	13,250	11,567	5,300	12,579	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.36	$18.46	$16.58	$14.38	$14.72	$12.55	$7.87	$12.27	$11.67	$10.83
Value at end of period	$17.52	$18.36	$18.46	$16.58	$14.38	$14.72	$12.55	$7.87	$12.27	$11.67
Number of accumulation units outstanding at end of period	32,126	14,100	5,309	21,596	18,551	23,361	22,810	6,545	2,145	613
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.91	$13.75	$10.70	$8.82	$10.36	$8.35	$5.47	$10.16		
Value at end of period	$14.18	$13.91	$13.75	$10.70	$8.82	$10.36	$8.35	$5.47		
Number of accumulation units outstanding at end of period	54,894	3,555	3,273	242	807	1,024	1,383	12		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.97									
Value at end of period	$9.95									
Number of accumulation units outstanding at end of period	22,793									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.39	$33.08	$32.57	$28.31	$29.19	$26.07	$22.08	$20.91	$18.99	$16.85
Value at end of period	$31.76	$33.39	$33.08	$32.57	$28.31	$29.19	$26.07	$22.08	$20.91	$18.99
Number of accumulation units outstanding at end of period	502,059	15,277	20,391	55,086	71,778	67,680	59,288	23,051	9,108	1,620
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.07	$11.51	$11.82	$11.23	$10.62	$9.96	$8.73	$9.84		
Value at end of period	$12.02	$12.07	$11.51	$11.82	$11.23	$10.62	$9.96	$8.73		
Number of accumulation units outstanding at end of period	21,355	8,636	6,910	11,546	21,749	18,186	12,569	783		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.06	$20.33	$15.29	$12.76	$13.50	$12.10	$9.06	$14.96	$13.58	$12.32
Value at end of period	$23.09	$22.06	$20.33	$15.29	$12.76	$13.50	$12.10	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	870,976	85,045	116,980	360,126	482,682	476,942	422,408	119,542	92,758	25,591
THE HARTFORD CAPITAL APPRECIATION FUND (CLASS R4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.34	$16.26	$11.55	$9.67	$11.48	$9.59				
Value at end of period	$17.46	$17.34	$16.26	$11.55	$9.67	$11.48				
Number of accumulation units outstanding at end of period	7	6	4	13,804	17,888	16,540				
THE HARTFORD DIVIDEND AND GROWTH FUND (CLASS R4)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$18.23	$16.33	$12.55	$11.19	$11.16	$9.29				
Value at end of period	$17.84	$18.23	$16.33	$12.55	$11.19	$11.16				
Number of accumulation units outstanding at end of period	302	263	227	20,822	2,485	4,159				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.36	$3.69	$7.66	$8.77	$10.93					
Value at end of period	$2.45	$3.36	$3.69	$7.66	$8.77					
Number of accumulation units outstanding at end of period	451,248	1,515	4,727	2,054	1,448					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.95	$18.91	$16.31	$14.44	$14.73	$12.99	$10.97	$15.36	$14.64	
Value at end of period	$19.46	$19.95	$18.91	$16.31	$14.44	$14.73	$12.99	$10.97	$15.36	$14.64
Number of accumulation units outstanding at end of period	235,382	126,999	129,253	310,662	336,648	345,166	371,665	178,483	32,141	69,738
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.71									
Value at end of period	$9.65									
Number of accumulation units outstanding at end of period	9,405									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.37	$14.54	$15.10	$14.22	$13.80	$11.88	$9.83	$11.71	$10.94	$10.16
Value at end of period	$13.66	$14.37	$14.54	$15.10	$14.22	$13.80	$11.88	$9.83	$11.71	$10.94
Number of accumulation units outstanding at end of period	265,100	238,753	274,229	414,199	556,580	555,674	419,708	223,198	99,176	68,831
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.80									
Value at end of period	$9.78									
Number of accumulation units outstanding at end of period	6,903									
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.39									
Number of accumulation units outstanding at end of period	257,141									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.72	$16.04	$16.45	$16.09	$15.07	$15.10				
Value at end of period	$16.88	$16.72	$16.04	$16.45	$16.09	$15.07				
Number of accumulation units outstanding at end of period	212	153	0	0	1,210	6,054				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.41	$14.92	$11.49	$9.99	$10.08	$8.89	$6.87	$11.09	$10.39	$9.16
Value at end of period	$16.07	$16.41	$14.92	$11.49	$9.99	$10.08	$8.89	$6.87	$11.09	$10.39
Number of accumulation units outstanding at end of period	826,066	437,653	485,527	1,094,475	1,161,694	1,228,018	1,184,795	547,477	30,081	148,346
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.71	$18.62	$17.74	$15.66	$15.10	$13.30	$8.96	$11.64	$11.39	$10.75
Value at end of period	$18.22	$18.71	$18.62	$17.74	$15.66	$15.10	$13.30	$8.96	$11.64	$11.39
Number of accumulation units outstanding at end of period	25,470	20,256	14,747	58,639	41,940	45,393	40,136	3,810	3,174	2,124
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.96	$18.53	$14.03	$12.34	$12.43	$10.98	$8.97	$14.38	$13.78	$12.11
Value at end of period	$21.00	$20.96	$18.53	$14.03	$12.34	$12.43	$10.98	$8.97	$14.38	$13.78
Number of accumulation units outstanding at end of period	370,927	217,340	231,028	379,563	498,992	533,668	523,931	362,378	52,744	112,469
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.39	$38.03	$28.44	$24.33	$24.77	$20.45	$15.63	$25.19	$24.03	$22.10
Value at end of period	$40.39	$41.39	$38.03	$28.44	$24.33	$24.77	$20.45	$15.63	$25.19	$24.03
Number of accumulation units outstanding at end of period	437,312	388,608	396,873	486,552	584,189	535,891	475,061	317,641	176,445	136,329
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.29	$27.96	$19.72	$17.66	$17.91	$14.67	$11.83	$17.93	$19.24	$17.02
Value at end of period	$28.17	$29.29	$27.96	$19.72	$17.66	$17.91	$14.67	$11.83	$17.93	$19.24
Number of accumulation units outstanding at end of period	239,002	210,067	219,832	242,907	266,757	236,424	202,162	109,681	79,036	71,033

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$18.41	$17.82								
Value at end of period	$18.01	$18.41								
Number of accumulation units outstanding at end of period	48,204	6,049								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$19.82	$19.14								
Value at end of period	$19.37	$19.82								
Number of accumulation units outstanding at end of period	20,129	5,338								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$20.77	$20.10								
Value at end of period	$20.25	$20.77								
Number of accumulation units outstanding at end of period	19,334	1,180								
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$16.47	$15.50								
Value at end of period	$16.05	$16.47								
Number of accumulation units outstanding at end of period	5,758	3,269								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.33	$14.80								
Value at end of period	$15.06	$15.33								
Number of accumulation units outstanding at end of period	20,737	10,158								
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.65	$20.43	$20.59	$18.95	$17.73	$16.25	$14.66	$16.12	$15.30	$14.80
Value at end of period	$21.64	$21.65	$20.43	$20.59	$18.95	$17.73	$16.25	$14.66	$16.12	$15.30
Number of accumulation units outstanding at end of period	1,086,175	658,751	675,251	811,132	928,289	841,644	592,617	461,356	203,884	144,331
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$9.38	$10.04	$8.32	$7.06	$8.09	$7.55	$4.65			
Value at end of period	$9.24	$9.38	$10.04	$8.32	$7.06	$8.09	$7.55			
Number of accumulation units outstanding at end of period	85,899	67,330	68,690	126,329	112,564	113,050	88,477			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.86	$15.82	$12.16	$10.37	$10.32					
Value at end of period	$18.88	$17.86	$15.82	$12.16	$10.37					
Number of accumulation units outstanding at end of period	400,133	225,547	159,422	316,481	337,470					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39	$9.21	$9.41	
Value at end of period	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39	$9.21	
Number of accumulation units outstanding at end of period	2,230,276	1,610,458	1,693,575	1,566,028	1,626,528	268,240	237,202	95,175	176,116	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.61	$25.53	$19.47	$17.17	$17.37	$13.41	$9.54	$15.40	$12.33	$11.51
Value at end of period	$27.58	$27.61	$25.53	$19.47	$17.17	$17.37	$13.41	$9.54	$15.40	$12.33
Number of accumulation units outstanding at end of period	1,028,533	783,292	196,458	45,949	47,277	41,176	34,192	22,955	28,995	6,089
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.11	$13.19	$13.27	$13.36	$13.44	$13.50	$13.54	$13.27	$12.71	$12.19
Value at end of period	$13.02	$13.11	$13.19	$13.27	$13.36	$13.44	$13.50	$13.54	$13.27	$12.71
Number of accumulation units outstanding at end of period	1,215,974	911,640	963,846	1,443,895	1,447,360	1,446,917	1,544,742	1,668,292	1,019,237	402,564

CFI 115

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.34	$14.26	$10.99	$10.01	$10.53	$9.12	$7.38	$11.34	$10.84	$10.52
Value at end of period	$16.18	$16.34	$14.26	$10.99	$10.01	$10.53	$9.12	$7.38	$11.34	$10.84
Number of accumulation units outstanding at end of period	10,502	7,412	625,072	625,222	627,131	575,912	267,102	208,049	122,855	308
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during July 2009)										
Value at beginning of period	$24.48	$21.78	$16.61	$14.60	$14.10	$12.58	$10.71			
Value at end of period	$26.17	$24.48	$21.78	$16.61	$14.60	$14.10	$12.58			
Number of accumulation units outstanding at end of period	27,382	4,113	3,047	23,189	12,223	3,631	4,704			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during January 2009)										
Value at beginning of period	$15.69	$13.99	$10.66	$9.29	$9.11	$8.18	$6.11			
Value at end of period	$15.92	$15.69	$13.99	$10.66	$9.29	$9.11	$8.18			
Number of accumulation units outstanding at end of period	79,998	15,358	14,550	31,091	28,818	25,899	29,473			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during July 2009)										
Value at beginning of period	$21.97	$19.71	$15.09	$13.10	$13.11	$11.87	$10.06			
Value at end of period	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11	$11.87			
Number of accumulation units outstanding at end of period	6,394	3,203	2,041	5,269	3,591	4,431	4,201			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during August 2009)										
Value at beginning of period	$26.54	$24.05	$17.94	$15.63	$16.09	$12.87	$11.42			
Value at end of period	$26.16	$26.54	$24.05	$17.94	$15.63	$16.09	$12.87			
Number of accumulation units outstanding at end of period	4,405	687	1,362	11,368	11,864	9,413	9,673			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during January 2009)										
Value at beginning of period	$17.40	$15.54	$11.66	$10.03	$10.28	$8.27	$5.57			
Value at end of period	$16.80	$17.40	$15.54	$11.66	$10.03	$10.28	$8.27			
Number of accumulation units outstanding at end of period	37,345	11,206	5,836	2,519	1,901	1,511	211			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during August 2008)										
Value at beginning of period	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	$6.98	$10.03		
Value at end of period	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	$6.98		
Number of accumulation units outstanding at end of period	35,690	10,296	11,920	3,658	3,857	18,072	1,951	1,494		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54	$10.04	$9.18	$8.21
Value at end of period	$18.32	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54	$10.04	$9.18
Number of accumulation units outstanding at end of period	293,251	291,441	286,262	282,667	256,032	216,613	137,214	101,610	56,833	24,253
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16	$20.67	$19.65	$16.93
Value at end of period	$34.90	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16	$20.67	$19.65
Number of accumulation units outstanding at end of period	90,129	30,855	41,277	100,582	118,260	126,681	125,383	57,445	16,853	26,633
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37	$12.74	$12.25	$10.95
Value at end of period	$15.44	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37	$12.74	$12.25
Number of accumulation units outstanding at end of period	218,892	28,568	39,613	201,010	246,227	231,501	151,115	11,054	23,517	7,747
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25	$13.18	$12.60	$11.11
Value at end of period	$16.10	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25	$13.18	$12.60
Number of accumulation units outstanding at end of period	62,209	37,486	42,652	234,612	233,305	186,691	140,234	10,473	15,911	4,364
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13	$13.60	$12.94	$11.32
Value at end of period	$16.49	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13	$13.60	$12.94
Number of accumulation units outstanding at end of period	34,369	21,490	75,375	207,228	190,326	152,792	112,069	12,259	7,940	2,319

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$9.91	$11.57	$10.90	$12.51	$15.36	$16.21
Value at end of period					$11.57	$10.90	$12.51	$15.36	$16.21	$15.97
Number of accumulation units outstanding at end of period					3,092	5,474	15,976	5,361	5,732	10,950
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period								$11.18	$12.08	$12.76
Value at end of period								$12.08	$12.76	$12.62
Number of accumulation units outstanding at end of period								91	0	37
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.30	$11.03	$11.54	$9.55	$11.12	$12.11	$12.08	$13.17	$14.00	$14.71
Value at end of period	$11.03	$11.54	$9.55	$11.12	$12.11	$12.08	$13.17	$14.00	$14.71	$14.63
Number of accumulation units outstanding at end of period	67	227	5,294	14,482	34,806	32,990	36,422	6,797	1,443	121,903
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period			$7.49	$7.67	$9.16	$10.12	$9.99	$11.11	$12.09	$12.69
Value at end of period			$7.67	$9.16	$10.12	$9.99	$11.11	$12.09	$12.69	$12.56
Number of accumulation units outstanding at end of period			42	184	5,360	15,744	14,240	14,848	12,697	13,100
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.84	$13.82	$14.53	$11.03	$12.92	$14.26	$14.42	$16.09	$17.92	$18.98
Value at end of period	$13.82	$14.53	$11.03	$12.92	$14.26	$14.42	$16.09	$17.92	$18.98	$18.82
Number of accumulation units outstanding at end of period	1,901	2,107	948	10,350	13,344	13,155	15,338	14,609	14,118	41,182
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.64	$13.10	$13.67	$8.68	$10.80	$12.13	$11.70	$13.37	$16.26	$17.22
Value at end of period	$13.10	$13.67	$8.68	$10.80	$12.13	$11.70	$13.37	$16.26	$17.22	$16.90
Number of accumulation units outstanding at end of period	7,638	27,840	34,645	42,306	72,964	69,784	70,250	17,299	15,775	58,275
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.01	$13.26	$13.90	$9.60	$11.62	$12.93	$12.78	$14.42	$16.70	$17.71
Value at end of period	$13.26	$13.90	$9.60	$11.62	$12.93	$12.78	$14.42	$16.70	$17.71	$17.49
Number of accumulation units outstanding at end of period	3,365	35,711	25,795	83,557	103,272	108,783	105,922	38,808	37,293	70,426
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.93	$10.23	$10.76	$11.34	$12.08	$12.46	$12.07	$12.68
Value at end of period			$10.23	$10.76	$11.34	$12.08	$12.46	$12.07	$12.68	$12.62
Number of accumulation units outstanding at end of period			6	1,919	3,488	2,661	2,357	8,959	1,157	40,199
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period				$7.96	$10.75	$12.26	$12.40	$14.26	$18.71	$21.08
Value at end of period				$10.75	$12.26	$12.40	$14.26	$18.71	$21.08	$21.17
Number of accumulation units outstanding at end of period				386	1,060	1,804	1,793	2,421	2,910	3,312
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.11	$16.19	$15.61	$11.39	$15.36	$18.62	$17.91	$20.71	$27.02	$30.20
Value at end of period	$16.19	$15.61	$11.39	$15.36	$18.62	$17.91	$20.71	$27.02	$30.20	$29.48
Number of accumulation units outstanding at end of period	5,740	9,116	13,474	26,094	29,483	30,904	33,865	7,582	39,199	48,663
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.68	$17.95	$18.93	$11.05	$14.84	$18.65	$18.94	$22.52	$31.06	$32.20
Value at end of period	$17.95	$18.93	$11.05	$14.84	$18.65	$18.94	$22.52	$31.06	$32.20	$30.38
Number of accumulation units outstanding at end of period	29,394	50,885	38,438	73,234	73,132	64,831	61,499	20,117	18,454	126,745

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period	$14.25	$12.57	$12.17	$9.72	$10.31	$8.92	$6.71	$9.74		
Value at end of period	$13.95	$14.25	$12.57	$12.17	$9.72	$10.31	$8.92	$6.71		
Number of accumulation units outstanding at end of period	126,515	7,379	8,261	35,574	36,013	40,646	33,812	10,412		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.29	$13.40	$13.22	$11.51	$10.58	$8.32	$6.16	$10.09	$12.35	$10.48
Value at end of period	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58	$8.32	$6.16	$10.09	$12.35
Number of accumulation units outstanding at end of period	259,802	29,524	34,373	81,864	68,245	80,004	54,608	17,158	9,711	584
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.37	$27.09	$20.24	$18.14	$19.16	$17.21	$13.16	$21.80	$21.06	$18.62
Value at end of period	$31.07	$30.37	$27.09	$20.24	$18.14	$19.16	$17.21	$13.16	$21.80	$21.06
Number of accumulation units outstanding at end of period	30,285	2,342	2,321	26,243	28,684	35,853	26,069	1,456	8,549	5,274
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$6.77	$10.34	$10.11	$9.63
Value at end of period	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$6.77	$10.34	$10.11
Number of accumulation units outstanding at end of period	6,426	704	1,770	5,534	6,929	2,934	1,753	272	338	263
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.96	$21.80	$16.13	$14.16	$16.01	$12.55	$9.08	$15.01	$13.20	$11.87
Value at end of period	$22.44	$22.96	$21.80	$16.13	$14.16	$16.01	$12.55	$9.08	$15.01	$13.20
Number of accumulation units outstanding at end of period	72,449	11,719	15,220	30,554	55,983	66,779	48,241	8,082	13	950
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.01	$20.30	$15.14	$12.84	$13.20	$11.54	$9.04	$14.32	$14.75	$12.81
Value at end of period	$20.56	$22.01	$20.30	$15.14	$12.84	$13.20	$11.54	$9.04	$14.32	$14.75
Number of accumulation units outstanding at end of period	158,954	72,069	76,416	109,809	203,816	208,757	205,955	150,798	19,545	11,449
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.50	$18.01	$14.51	$12.95	$13.18	$11.48	$9.42	$12.72	$12.03	$11.09
Value at end of period	$18.45	$19.50	$18.01	$14.51	$12.95	$13.18	$11.48	$9.42	$12.72	$12.03
Number of accumulation units outstanding at end of period	1,118,419	948,283	919,410	1,081,930	1,198,021	1,122,959	929,226	685,885	345,350	372,014
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.43	$17.76	$13.35	$11.73	$12.07	$10.80	$8.77	$13.02	$12.78	$11.09
Value at end of period	$18.74	$19.43	$17.76	$13.35	$11.73	$12.07	$10.80	$8.77	$13.02	$12.78
Number of accumulation units outstanding at end of period	44,702	14,128	26,445	57,994	66,794	55,638	51,881	26,602	16,797	800
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.23	$22.17	$23.68	$20.01	$24.64	$20.62	$12.10	$24.98	$18.16	$13.46
Value at end of period	$18.60	$22.23	$22.17	$23.68	$20.01	$24.64	$20.62	$12.10	$24.98	$18.16
Number of accumulation units outstanding at end of period	19,528	9,799	10,823	40,303	45,097	64,484	78,429	29,379	22,113	1,028
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.04	$28.92	$22.13	$18.56	$18.34	$15.01	$12.03	$18.08	$17.78	$15.36
Value at end of period	$31.83	$33.04	$28.92	$22.13	$18.56	$18.34	$15.01	$12.03	$18.08	$17.78
Number of accumulation units outstanding at end of period	121,352	10,110	13,464	42,721	33,747	32,930	29,059	13,796	11,100	6,637
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.44	$22.70	$16.45	$13.95	$14.23	$11.30	$8.93	$12.83	$13.14	$11.96
Value at end of period	$23.39	$24.44	$22.70	$16.45	$13.95	$14.23	$11.30	$8.93	$12.83	$13.14
Number of accumulation units outstanding at end of period	50,610	5,637	9,849	21,178	21,858	15,759	14,167	2,584	394	177
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.19	$19.86	$15.73	$13.01	$14.25	$11.95	$8.62	$14.54	$14.20	$12.15
Value at end of period	$20.21	$20.19	$19.86	$15.73	$13.01	$14.25	$11.95	$8.62	$14.54	$14.20
Number of accumulation units outstanding at end of period	1,169,582	804,341	876,309	1,352,291	1,543,017	1,528,825	1,476,236	935,361	380,065	326,595
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.54	$19.59	$17.56	$15.21	$15.42	$13.04	$7.86	$11.20	$10.62	$10.04
Value at end of period	$18.51	$19.54	$19.59	$17.56	$15.21	$15.42	$13.04	$7.86	$11.20	$10.62
Number of accumulation units outstanding at end of period	69,074	18,068	7,968	25,781	27,820	29,775	21,994	2,870	370	9

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.98	$12.50	$12.97	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03
Value at end of period	$12.50	$12.97	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03	$23.03
Number of accumulation units outstanding at end of period	3,046	17,163	43,204	203,923	239,156	238,971	223,936	255,323	166,593	2,978,908
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.47	$12.09	$13.95	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53
Value at end of period	$12.09	$13.95	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53	$23.85
Number of accumulation units outstanding at end of period	145,786	53,237	519,115	954,280	999,962	967,968	693,711	339,627	314,568	374,015
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.33	$18.14	$18.57	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55
Value at end of period	$18.14	$18.57	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55	$24.56
Number of accumulation units outstanding at end of period	10,049	14,502	11,779	65,316	63,972	67,043	46,643	15,351	11,404	20,636
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.59	$15.30	$16.70	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44
Value at end of period	$15.30	$16.70	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44	$30.21
Number of accumulation units outstanding at end of period	175,551	157,029	176,700	379,512	393,800	398,657	319,364	115,405	105,449	186,996
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$15.38	$18.42	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38
Value at end of period	$15.38	$18.42	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38	$16.12
Number of accumulation units outstanding at end of period	368	6,125	12,132	19,594	22,442	14,397	13,358	1,752	1,100	2,025
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27
Value at end of period			$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27	$9.86
Number of accumulation units outstanding at end of period			504,315	628,074	754,143	814,704	728,594	637,147	632,073	667,281
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$9.36	$11.10	$11.30	$6.77	$8.90	$9.53	$8.92	$10.80	$14.01	$13.53
Value at end of period	$11.10	$11.30	$6.77	$8.90	$9.53	$8.92	$10.80	$14.01	$13.53	$12.43
Number of accumulation units outstanding at end of period	102	1,938	2,178	13,017	13,638	17,059	26,489	4,856	3,785	13,150
WANGER INTERNATIONAL (Funds were first received in this option during July 2007)										
Value at beginning of period		$10.83	$10.52	$5.69	$8.46	$10.50	$8.91	$10.76	$13.08	$12.42
Value at end of period		$10.52	$5.69	$8.46	$10.50	$8.91	$10.76	$13.08	$12.42	$12.35
Number of accumulation units outstanding at end of period		853	1,375	7,389	10,341	8,551	5,562	5,099	5,372	237,613
WANGER SELECT										
Value at beginning of period	$12.57	$14.95	$16.25	$8.22	$13.58	$17.07	$13.96	$16.43	$21.97	$22.52
Value at end of period	$14.95	$16.25	$8.22	$13.58	$17.07	$13.96	$16.43	$21.97	$22.52	$22.43
Number of accumulation units outstanding at end of period	46,024	158,868	318,946	559,973	788,983	815,582	846,389	780,819	30,440	189,386
WANGER USA										
Value at beginning of period	$12.84	$13.77	$14.41	$8.64	$12.20	$14.96	$14.34	$17.10	$22.72	$23.66
Value at end of period	$13.77	$14.41	$8.64	$12.20	$14.96	$14.34	$17.10	$22.72	$23.66	$23.36
Number of accumulation units outstanding at end of period	790	9,575	29,736	93,492	130,643	116,294	90,317	25,054	24,717	104,390
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.17	$13.08	$13.51	$8.97	$10.61	$11.94	$12.69	$14.18	$18.58	$20.52
Value at end of period	$13.08	$13.51	$8.97	$10.61	$11.94	$12.69	$14.18	$18.58	$20.52	$20.34
Number of accumulation units outstanding at end of period	1,909	22,702	40,223	177,188	197,389	217,067	179,541	31,884	20,155	138,564
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.49	$24.72	$22.57	$15.30	$19.75	$24.05	$23.38	$26.35	$36.15	$38.56
Value at end of period	$24.72	$22.57	$15.30	$19.75	$24.05	$23.38	$26.35	$36.15	$38.56	$36.57
Number of accumulation units outstanding at end of period	2,697	5,107	2,998	45,701	50,018	50,866	49,869	2,213	1,706	76,975

Condensed Financial Information (continued)

TABLE 16

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00	$10.85			
Value at end of period	$21.51	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00			
Number of accumulation units outstanding at end of period	3,182	5,709	7,315	2,973	2,569	826	58			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65	$8.05			
Value at end of period	$16.33	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65			
Number of accumulation units outstanding at end of period	38,129	40,651	35,240	9,467	8,888	4,041	1,211			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94	$8.43			
Value at end of period	$16.44	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94			
Number of accumulation units outstanding at end of period	64,525	99,851	87,390	43,698	36,413	1,702	1,653			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.30	$12.06	$13.37	$12.62	$11.24	$10.73	$10.21			
Value at end of period	$11.95	$12.30	$12.06	$13.37	$12.62	$11.24	$10.73			
Number of accumulation units outstanding at end of period	34,339	58,033	64,492	22,115	16,893	8,014	10			
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$9.92									
Value at end of period	$9.33									
Number of accumulation units outstanding at end of period	1,940									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$28.85	$26.18	$18.22	$15.25	$17.33	$13.50				
Value at end of period	$27.47	$28.85	$26.18	$18.22	$15.25	$17.33				
Number of accumulation units outstanding at end of period	1,951	4,081	4,235	1,950	1,274	373				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.84	$12.04	$9.68	$7.78	$8.44	$8.03	$5.78	$10.44		
Value at end of period	$11.30	$11.84	$12.04	$9.68	$7.78	$8.44	$8.03	$5.78		
Number of accumulation units outstanding at end of period	47,665	55,868	36,067	10,503	3,073	2,252	461	431		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.72	$18.10	$12.61	$10.91	$11.76					
Value at end of period	$17.55	$19.72	$18.10	$12.61	$10.91					
Number of accumulation units outstanding at end of period	6,270	11,565	4,911	2,126	2,087					
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.27									
Value at end of period	$9.17									
Number of accumulation units outstanding at end of period	1,629									

Condensed Financial Information (continued)

BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)
(Funds were first received in this option during May 2015)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period										$10.17
Value at end of period										$10.09
Number of accumulation units outstanding at end of period										47,076

BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)
(Funds were first received in this option during November 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$11.95	$12.64	$15.78	$15.58	$17.51	$23.17	$24.49
Value at end of period				$12.64	$15.78	$15.58	$17.51	$23.17	$24.49	$22.64
Number of accumulation units outstanding at end of period				13	1,150	3,539	3,958	26,936	26,970	22,547

CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$12.36	$13.35	$13.62	$9.29	$11.55	$12.86	$13.36	$14.66	$17.17	$18.69
Value at end of period	$13.35	$13.62	$9.29	$11.55	$12.86	$13.36	$14.66	$17.17	$18.69	$18.15
Number of accumulation units outstanding at end of period	115,155	97,790	86,795	78,696	47,040	46,603	46,684	46,288	43,298	44,630

COHEN & STEERS REALTY SHARES, INC.
(Funds were first received in this option during July 2011)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period						$10.20	$9.49	$10.91	$11.16	$14.43
Value at end of period						$9.49	$10.91	$11.16	$14.43	$15.05
Number of accumulation units outstanding at end of period						1,368	2,260	6,025	8,413	13,599

COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)
(Funds were first received in this option during August 2008)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period			$8.97	$6.19	$7.83	$9.04	$8.52	$9.73	$12.64	$14.03
Value at end of period			$6.19	$7.83	$9.04	$8.52	$9.73	$12.64	$14.03	$13.62
Number of accumulation units outstanding at end of period			13	2,079	3,916	9,477	5,765	21,388	16,034	10,222

COLUMBIA MID CAP VALUE FUND (CLASS A)
(Funds were first received in this option during September 2008)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period			$8.87	$6.10	$8.01	$9.78	$9.30	$10.75	$14.43	$16.05
Value at end of period			$6.10	$8.01	$9.78	$9.30	$10.75	$14.43	$16.05	$15.12
Number of accumulation units outstanding at end of period			17	430	154	3,011	4,342	11,656	27,705	13,850

DELAWARE SMALL CAP VALUE FUND (CLASS A)
(Funds were first received in this option during November 2013)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period								$11.47	$12.08	$12.64
Value at end of period								$12.08	$12.64	$11.74
Number of accumulation units outstanding at end of period								391	1,446	2,137

EUROPACIFIC GROWTH FUND® (CLASS R-4)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$13.82	$16.71	$19.73	$11.65	$16.09	$17.48	$14.99	$17.75	$21.18	$20.48
Value at end of period	$16.71	$19.73	$11.65	$16.09	$17.48	$14.99	$17.75	$21.18	$20.48	$20.17
Number of accumulation units outstanding at end of period	236,077	278,450	297,411	328,320	139,279	193,133	174,829	582,421	612,264	555,166

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$17.47	$19.38	$22.63	$12.92	$17.41	$20.26	$19.61	$22.67	$29.56	$32.86
Value at end of period	$19.38	$22.63	$12.92	$17.41	$20.26	$19.61	$22.67	$29.56	$32.86	$32.85
Number of accumulation units outstanding at end of period	994,100	941,729	797,105	759,567	418,695	550,952	601,182	1,134,588	1,064,966	799,804

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$13.27	$15.84	$15.97	$9.09	$11.76	$13.45	$13.48	$15.70	$19.98	$21.58
Value at end of period	$15.84	$15.97	$9.09	$11.76	$13.45	$13.48	$15.70	$19.98	$21.58	$20.58
Number of accumulation units outstanding at end of period	477,516	434,592	343,187	302,711	194,844	216,540	243,651	288,526	257,596	138,209

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.84	$12.56	$15.84	$8.31	$10.59	$13.05	$12.99	$14.79	$20.03	$22.14
Value at end of period	$12.56	$15.84	$8.31	$10.59	$13.05	$12.99	$14.79	$20.03	$22.14	$23.56
Number of accumulation units outstanding at end of period	544,267	526,777	393,530	290,339	194,985	275,318	321,546	529,118	512,830	448,261

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.84	$17.35	$13.40	$11.17	$13.58	$12.09	$9.62	$17.25	$14.81	$12.63
Value at end of period	$16.30	$15.84	$17.35	$13.40	$11.17	$13.58	$12.09	$9.62	$17.25	$14.81
Number of accumulation units outstanding at end of period	38,858	35,044	36,551	54,765	39,609	37,223	35,798	41,798	54,406	49,823
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$30.06	$30.10	$22.25	$18.93	$19.80	$15.55	$12.13	$18.23	$18.81	$16.19
Value at end of period	$27.65	$30.06	$30.10	$22.25	$18.93	$19.80	$15.55	$12.13	$18.23	$18.81
Number of accumulation units outstanding at end of period	63,403	98,457	99,022	58,425	51,041	38,003	51,356	54,529	73,488	87,801
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12	$9.21		
Value at end of period	$15.06	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12		
Number of accumulation units outstanding at end of period	166,579	218,926	218,233	96,885	89,927	13,970	22,733	10,065		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.68	$18.00	$14.03	$12.80	$13.75	$12.31	$11.00			
Value at end of period	$17.75	$18.68	$18.00	$14.03	$12.80	$13.75	$12.31			
Number of accumulation units outstanding at end of period	9,256	12,013	10,988	6,208	5,341	1,819	56			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$54.06	$50.21	$36.08	$37.18						
Value at end of period	$56.38	$54.06	$50.21	$36.08						
Number of accumulation units outstanding at end of period	12,145	14,190	15,616	9,497						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.58	$15.44	$12.03	$10.64	$10.72	$9.85	$7.73	$11.15	$10.39	$8.96
Value at end of period	$15.52	$16.58	$15.44	$12.03	$10.64	$10.72	$9.85	$7.73	$11.15	$10.39
Number of accumulation units outstanding at end of period	49,965	60,284	67,827	44,297	49,666	35,048	41,661	62,975	93,939	103,955
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$11.48									
Value at end of period	$10.46									
Number of accumulation units outstanding at end of period	3,526									
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.95	$30.58	$25.63	$22.71	$22.50	$20.91	$16.73	$20.01	$18.23	$16.58
Value at end of period	$32.92	$32.95	$30.58	$25.63	$22.71	$22.50	$20.91	$16.73	$20.01	$18.23
Number of accumulation units outstanding at end of period	1	1	1	9	7	1	143	120	747	434
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.59	$29.17	$22.19	$19.05	$19.46	$15.57	$10.83	$19.37	$15.99	$14.17
Value at end of period	$33.67	$32.59	$29.17	$22.19	$19.05	$19.46	$15.57	$10.83	$19.37	$15.99
Number of accumulation units outstanding at end of period	719	720	719	730	728	818	943	1,027	1,368	1,497
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.69	$22.73	$22.92	$21.31	$20.10	$18.75	$16.68	$15.84	$14.90	$14.40
Value at end of period	$23.58	$23.69	$22.73	$22.92	$21.31	$20.10	$18.75	$16.68	$15.84	$14.90
Number of accumulation units outstanding at end of period	473	589	604	594	768	537	602	605	595	410
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.46	$15.43	$12.10	$10.15	$11.85	$10.30	$7.53	$13.70	$12.59	$10.73
Value at end of period	$15.97	$16.46	$15.43	$12.10	$10.15	$11.85	$10.30	$7.53	$13.70	$12.59
Number of accumulation units outstanding at end of period	1,012	1,012	1,002	978	946	916	1,045	1,086	1,335	1,736
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.34	$18.13	$14.01	$11.90	$12.65	$11.12	$8.22	$13.72	$12.01	$10.86
Value at end of period	$21.28	$20.34	$18.13	$14.01	$11.90	$12.65	$11.12	$8.22	$13.72	$12.01
Number of accumulation units outstanding at end of period	1,013	1,013	1,004	995	964	1,000	971	1,142	1,056	1,033

CFI 122

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.10	$11.58	$8.79	$8.40	$8.98	$7.35	$5.35	$5.84		
Value at end of period	$12.59	$13.10	$11.58	$8.79	$8.40	$8.98	$7.35	$5.35		
Number of accumulation units outstanding at end of period	4,434	4,051	2,172	910	678	297	307	44		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$17.91	$17.17	$12.75	$11.06	$11.35	$9.16	$7.18	$6.63		
Value at end of period	$17.15	$17.91	$17.17	$12.75	$11.06	$11.35	$9.16	$7.18		
Number of accumulation units outstanding at end of period	24,675	21,476	21,431	4,114	3,755	1,196	369	7		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.44	$20.26	$15.66	$13.77	$14.44	$11.60	$9.22	$15.31	$15.33	$13.76
Value at end of period	$21.44	$22.44	$20.26	$15.66	$13.77	$14.44	$11.60	$9.22	$15.31	$15.33
Number of accumulation units outstanding at end of period	201,824	247,358	262,255	95,061	84,098	44,088	51,979	59,386	103,690	120,995
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.24	$9.74	$9.92							
Value at end of period	$10.16	$10.24	$9.74							
Number of accumulation units outstanding at end of period	77,465	30,788	4,299							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.37	$15.86	$11.58	$10.52	$10.93	$8.98	$6.94	$11.44	$10.73	$9.73
Value at end of period	$17.15	$17.37	$15.86	$11.58	$10.52	$10.93	$8.98	$6.94	$11.44	$10.73
Number of accumulation units outstanding at end of period	15,906	35,372	33,339	11,098	9,711	19,524	5,321	3,092	1,589	110
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.01	$22.46	$17.84	$14.87	$16.22	$14.49	$10.61	$17.20	$14.94	$12.55
Value at end of period	$24.06	$23.01	$22.46	$17.84	$14.87	$16.22	$14.49	$10.61	$17.20	$14.94
Number of accumulation units outstanding at end of period	100,322	104,168	98,957	27,673	27,032	25,351	29,281	30,287	33,478	43,556
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$20.75	$20.71								
Value at end of period	$20.20	$20.75								
Number of accumulation units outstanding at end of period	148	0								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$79.69	$84.30	$78.35	$65.29	$80.28	$63.66	$35.28	$68.35	$51.43	$41.37
Value at end of period	$68.01	$79.69	$84.30	$78.35	$65.29	$80.28	$63.66	$35.28	$68.35	$51.43
Number of accumulation units outstanding at end of period	100,556	123,663	124,772	53,401	55,322	41,715	91,719	87,308	92,334	132,434
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$35.01	$34.47	$27.26	$22.64	$24.86	$21.59	$15.55	$26.19	$24.80	$21.22
Value at end of period	$36.14	$35.01	$34.47	$27.26	$22.64	$24.86	$21.59	$15.55	$26.19	$24.80
Number of accumulation units outstanding at end of period	2,935	2,935	3,049	3,186	3,169	3,210	3,320	3,312	3,477	1,889
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$22.61	$22.14	$22.33	$19.80	$19.77	$17.32	$14.68	$17.23	$15.82	$14.82
Value at end of period	$21.95	$22.61	$22.14	$22.33	$19.80	$19.77	$17.32	$14.68	$17.23	$15.82
Number of accumulation units outstanding at end of period	3,282	3,282	3,429	3,615	3,613	3,607	3,648	3,648	3,648	3,714
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$24.06	$21.65	$15.46	$13.19	$13.59	$11.09	$8.14	$13.18	$13.44	$11.77
Value at end of period	$22.48	$24.06	$21.65	$15.46	$13.19	$13.59	$11.09	$8.14	$13.18	$13.44
Number of accumulation units outstanding at end of period	19,954	16,609	19,033	8,596	10,229	5,766	5,506	6,550	5,173	5,910
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.63	$15.51	$13.43	$12.15	$12.46	$11.22	$9.31	$13.53	$12.45	$11.32
Value at end of period	$16.43	$16.63	$15.51	$13.43	$12.15	$12.46	$11.22	$9.31	$13.53	$12.45
Number of accumulation units outstanding at end of period	77,560	108,765	105,603	43,012	40,604	15,643	276,306	244,187	235,814	231,678

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$6.16									
Value at end of period	$5.44									
Number of accumulation units outstanding at end of period	589									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.52	$15.16	$16.82	$15.57	$14.04	$13.08	$11.13	$12.06	$10.99	$10.97
Value at end of period	$14.99	$15.52	$15.16	$16.82	$15.57	$14.04	$13.08	$11.13	$12.06	$10.99
Number of accumulation units outstanding at end of period	124,960	173,186	195,870	140,080	138,385	73,349	66,791	65,949	40,896	116,096
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.57	$8.71	$8.95	$8.05	$10.58	$9.20	$5.30	$12.78	$10.35	
Value at end of period	$6.36	$7.57	$8.71	$8.95	$8.05	$10.58	$9.20	$5.30	$12.78	
Number of accumulation units outstanding at end of period	66,103	81,463	93,433	31,760	21,191	12,172	17,409	10,358	29,479	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.26	$18.37	$16.51	$14.33	$14.67	$12.52	$7.85	$12.25	$11.65	$10.82
Value at end of period	$17.42	$18.26	$18.37	$16.51	$14.33	$14.67	$12.52	$7.85	$12.25	$11.65
Number of accumulation units outstanding at end of period	53,253	73,870	66,757	47,279	44,951	11,512	11,165	16,192	24,388	22,875
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.86	$13.71	$10.67	$8.81	$10.35	$8.34	$5.47	$8.73		
Value at end of period	$14.13	$13.86	$13.71	$10.67	$8.81	$10.35	$8.34	$5.47		
Number of accumulation units outstanding at end of period	33,517	36,258	34,458	13,767	12,153	5,036	2,558	1,353		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.94									
Value at end of period	$9.95									
Number of accumulation units outstanding at end of period	5,354									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$33.16	$32.88	$32.39	$28.16	$29.05	$25.96	$22.00	$20.84	$18.93	$16.81
Value at end of period	$31.53	$33.16	$32.88	$32.39	$28.16	$29.05	$25.96	$22.00	$20.84	$18.93
Number of accumulation units outstanding at end of period	192,386	256,966	252,470	89,023	93,201	61,322	68,133	63,946	45,480	66,512
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.03	$11.47	$11.79	$11.21	$10.60	$9.96	$8.73	$9.99		
Value at end of period	$11.97	$12.03	$11.47	$11.79	$11.21	$10.60	$9.96	$8.73		
Number of accumulation units outstanding at end of period	16,845	20,793	20,855	5,622	4,494	4,938	1,829	762		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.95	$20.23	$15.22	$12.71	$13.46	$12.07	$9.03	$14.93	$13.56	$12.31
Value at end of period	$22.96	$21.95	$20.23	$15.22	$12.71	$13.46	$12.07	$9.03	$14.93	$13.56
Number of accumulation units outstanding at end of period	540,461	702,276	695,983	294,097	365,512	224,794	430,521	419,556	373,683	333,928
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$3.36	$3.69	$7.65	$8.76	$9.80					
Value at end of period	$2.45	$3.36	$3.69	$7.65	$8.76					
Number of accumulation units outstanding at end of period	124,751	119,221	90,235	4,215	1,736					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.79	$18.76	$16.19	$14.35	$14.64	$12.92	$10.91	$15.28	$14.58	$13.35
Value at end of period	$19.29	$19.79	$18.76	$16.19	$14.35	$14.64	$12.92	$10.91	$15.28	$14.58
Number of accumulation units outstanding at end of period	149,494	252,752	275,200	256,600	258,977	168,867	188,224	291,415	361,575	333,481

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.65									
Number of accumulation units outstanding at end of period	1,065									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.43	$14.34	$15.04	$14.17	$13.76	$11.85	$9.81	$11.80	$10.83	$10.15
Value at end of period	$13.58	$14.43	$14.34	$15.04	$14.17	$13.76	$11.85	$9.81	$11.80	$10.83
Number of accumulation units outstanding at end of period	132,389	180,092	206,612	196,913	148,490	119,205	145,462	184,287	246,557	275,969
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$10.18	$10.00								
Value at end of period	$9.77	$10.18								
Number of accumulation units outstanding at end of period	2,392	3,977								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.38									
Number of accumulation units outstanding at end of period	579,035									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84	$11.04	$10.35	$9.13
Value at end of period	$15.93	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84	$11.04	$10.35
Number of accumulation units outstanding at end of period	666,821	832,863	969,244	672,282	788,909	545,563	549,968	743,352	1,200,881	1,310,593
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95	$11.63	$11.38	$10.52
Value at end of period	$18.12	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95	$11.63	$11.38
Number of accumulation units outstanding at end of period	39,891	45,332	51,492	25,434	22,854	19,877	22,140	19,366	17,645	15,288
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92	$14.31	$13.72	$12.06
Value at end of period	$20.82	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92	$14.31	$13.72
Number of accumulation units outstanding at end of period	710,505	766,546	788,456	216,436	275,989	226,176	381,827	427,312	449,198	580,790
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54	$25.07	$23.93	$22.02
Value at end of period	$40.03	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54	$25.07	$23.93
Number of accumulation units outstanding at end of period	375,415	381,550	395,740	116,972	114,053	105,531	148,139	158,219	224,125	270,615
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77	$17.84	$19.16	$16.95
Value at end of period	$27.92	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77	$17.84	$19.16
Number of accumulation units outstanding at end of period	188,709	199,088	207,313	48,397	61,094	62,317	63,494	71,338	123,641	181,030
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58	$16.04	$15.24	$14.75
Value at end of period	$21.45	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58	$16.04	$15.24
Number of accumulation units outstanding at end of period	298,057	190,604	214,007	116,886	130,162	110,443	367,914	411,319	366,287	436,561
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94	$8.83		
Value at end of period	$9.21	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94		
Number of accumulation units outstanding at end of period	68,454	62,373	53,484	24,544	25,924	11,456	14,166	379		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.83	$15.80	$12.15	$10.36	$10.32					
Value at end of period	$18.83	$17.83	$15.80	$12.15	$10.36					
Number of accumulation units outstanding at end of period	381,520	448,226	281,849	208,998	230,258					

CFI 125

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.08	$12.88	$9.91	$8.70	$8.46	$7.14	$6.38	$9.20	$9.41	
Value at end of period	$13.36	$14.08	$12.88	$9.91	$8.70	$8.46	$7.14	$6.38	$9.20	
Number of accumulation units outstanding at end of period	694,769	931,148	872,040	410,518	353,126	129,660	149,889	169,128	301,113	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.43	$25.38	$19.36	$17.08	$17.28	$13.35	$9.51	$15.35	$12.29	$11.48
Value at end of period	$27.38	$27.43	$25.38	$19.36	$17.08	$17.28	$13.35	$9.51	$15.35	$12.29
Number of accumulation units outstanding at end of period	87,632	122,812	138,207	55,483	50,269	5,907	6,677	8,901	9,444	7,995
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47	$13.21	$12.65	$12.15
Value at end of period	$12.91	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47	$13.21	$12.65
Number of accumulation units outstanding at end of period	256,043	531,800	1,321,649	1,308,727	1,268,414	1,072,504	1,141,077	1,104,773	1,333,041	1,145,843
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.27	$14.21	$10.95	$9.98	$10.50	$9.11	$7.37	$11.33	$10.83	$9.83
Value at end of period	$16.10	$16.27	$14.21	$10.95	$9.98	$10.50	$9.11	$7.37	$11.33	$10.83
Number of accumulation units outstanding at end of period	13,802	17,947	25,447	28,102	14,994	13,630	10,548	8,355	39,398	8,424
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.41	$21.73	$16.58	$14.58	$14.09	$12.58	$10.71			
Value at end of period	$26.08	$24.41	$21.73	$16.58	$14.58	$14.09	$12.58			
Number of accumulation units outstanding at end of period	30,467	17,778	22,596	6,759	4,496	3,183	2,214			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.64	$13.95	$10.64	$9.27	$9.10	$8.17	$6.65	$9.18		
Value at end of period	$15.86	$15.64	$13.95	$10.64	$9.27	$9.10	$8.17	$6.65		
Number of accumulation units outstanding at end of period	73,941	87,807	79,750	26,290	9,022	2,987	3,627	175		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.91	$19.66	$15.06	$13.08	$13.10	$11.87	$10.06			
Value at end of period	$20.94	$21.91	$19.66	$15.06	$13.08	$13.10	$11.87			
Number of accumulation units outstanding at end of period	18,178	18,005	15,267	3,647	1,868	719	404			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.47	$23.99	$17.91	$15.61	$16.08	$12.86	$11.42			
Value at end of period	$26.07	$26.47	$23.99	$17.91	$15.61	$16.08	$12.86			
Number of accumulation units outstanding at end of period	14,846	12,973	14,237	8,446	7,585	6,058	5,337			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.35	$15.50	$11.63	$10.01	$10.27	$8.26	$5.94	$10.15		
Value at end of period	$16.74	$17.35	$15.50	$11.63	$10.01	$10.27	$8.26	$5.94		
Number of accumulation units outstanding at end of period	86,841	86,313	58,517	28,337	1,933	1,287	961	37		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.37	$16.67	$12.10	$10.50	$11.00	$8.77	$6.97	$9.16		
Value at end of period	$16.46	$17.37	$16.67	$12.10	$10.50	$11.00	$8.77	$6.97		
Number of accumulation units outstanding at end of period	64,780	69,607	54,517	29,309	7,843	6,568	1,129	234		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.48	$17.62	$12.76	$11.15	$11.14	$8.48	$6.51	$10.01	$9.16	$8.19
Value at end of period	$18.18	$18.48	$17.62	$12.76	$11.15	$11.14	$8.48	$6.51	$10.01	$9.16
Number of accumulation units outstanding at end of period	63,083	61,893	59,896	30,861	20,726	10,359	4,911	5,512	8,124	10,349

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.87	$19.56	$20.57	$14.08	$17.84	$22.03	$21.34	$24.26	$33.19	$35.12
Value at end of period	$19.56	$20.57	$14.08	$17.84	$22.03	$21.34	$24.26	$33.19	$35.12	$34.60
Number of accumulation units outstanding at end of period	178,677	152,271	103,891	94,326	89,391	98,335	83,895	182,709	176,708	170,470
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$10.95	$12.24	$12.72	$8.35	$10.43	$11.79	$11.34	$12.78	$14.76	$15.48
Value at end of period	$12.24	$12.72	$8.35	$10.43	$11.79	$11.34	$12.78	$14.76	$15.48	$15.35
Number of accumulation units outstanding at end of period	23,475	75,727	166,859	103,007	77,216	109,927	103,163	241,044	250,266	208,258
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.11	$12.59	$13.16	$8.23	$10.49	$11.94	$11.31	$12.92	$15.44	$16.21
Value at end of period	$12.59	$13.16	$8.23	$10.49	$11.94	$11.31	$12.92	$15.44	$16.21	$16.02
Number of accumulation units outstanding at end of period	12,390	71,265	144,871	63,674	66,397	163,242	214,471	273,746	250,026	182,286
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.32	$12.93	$13.58	$8.11	$10.46	$11.96	$11.26	$12.92	$15.83	$16.68
Value at end of period	$12.93	$13.58	$8.11	$10.46	$11.96	$11.26	$12.92	$15.83	$16.68	$16.41
Number of accumulation units outstanding at end of period	3,580	42,156	108,425	82,415	94,420	102,906	148,985	203,644	150,313	137,831
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period					$9.62	$11.56	$10.89	$12.50	$15.33	$16.18
Value at end of period					$11.56	$10.89	$12.50	$15.33	$16.18	$15.92
Number of accumulation units outstanding at end of period					41	1,607	4,775	22,903	23,424	30,783
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.12	$6.94	$8.57	$9.59	$9.29	$10.49	$12.04	$12.72
Value at end of period			$6.94	$8.57	$9.59	$9.29	$10.49	$12.04	$12.72	$12.57
Number of accumulation units outstanding at end of period			5,382	6,279	4,076	3,971	3,906	6,220	5,241	8,146
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.34	$11.03	$11.52	$9.53	$11.10	$12.08	$12.03	$13.12	$13.94	$14.64
Value at end of period	$11.03	$11.52	$9.53	$11.10	$12.08	$12.03	$13.12	$13.94	$14.64	$14.55
Number of accumulation units outstanding at end of period	446	3,236	12,606	5,121	7,640	15,551	12,806	14,522	9,555	87,345
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.34	$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64
Value at end of period			$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64	$12.51
Number of accumulation units outstanding at end of period			2,162	6,851	5,530	7,419	6,856	11,340	12,888	16,496
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.79	$13.76	$14.46	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83
Value at end of period	$13.76	$14.46	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83	$18.66
Number of accumulation units outstanding at end of period	63,261	55,720	38,507	30,448	22,439	27,255	27,270	48,124	38,647	39,257
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.60	$13.04	$13.60	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07
Value at end of period	$13.04	$13.60	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07	$16.75
Number of accumulation units outstanding at end of period	181,504	131,147	114,956	76,887	66,109	75,884	65,723	133,523	122,805	124,212
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.96	$13.21	$13.83	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56
Value at end of period	$13.21	$13.83	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56	$17.34
Number of accumulation units outstanding at end of period	169,717	138,468	111,873	84,892	57,253	70,693	54,066	67,438	64,496	83,471
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.92	$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63
Value at end of period			$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63	$12.58
Number of accumulation units outstanding at end of period			9	2,550	9,822	17,353	23,312	24,950	28,150	31,447

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.01	$26.87	$20.60	$17.83	$18.54	$15.30	$11.35	$15.57	$16.15	$14.09
Value at end of period	$29.28	$30.01	$26.87	$20.60	$17.83	$18.54	$15.30	$11.35	$15.57	$16.15
Number of accumulation units outstanding at end of period	32,654	33,049	34,280	9,944	9,845	5,971	4,767	14,960	18,907	34,265
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.00	$30.88	$22.40	$18.85	$18.57	$14.78	$11.01	$18.87	$17.91	$15.65
Value at end of period	$30.18	$32.00	$30.88	$22.40	$18.85	$18.57	$14.78	$11.01	$18.87	$17.91
Number of accumulation units outstanding at end of period	53,945	86,523	93,440	55,359	49,703	34,231	33,021	31,644	43,502	40,252
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.20	$12.54	$12.15	$9.70	$10.30	$8.92	$6.71	$9.74		
Value at end of period	$13.90	$14.20	$12.54	$12.15	$9.70	$10.30	$8.92	$6.71		
Number of accumulation units outstanding at end of period	70,487	92,973	94,758	41,230	46,097	27,405	36,167	44,813		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.22	$13.35	$13.17	$11.48	$10.56	$8.31	$6.16	$10.08	$12.34	$10.20
Value at end of period	$17.60	$17.22	$13.35	$13.17	$11.48	$10.56	$8.31	$6.16	$10.08	$12.34
Number of accumulation units outstanding at end of period	119,160	144,253	147,603	36,248	31,572	21,428	18,557	16,290	17,287	15,513
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.17	$26.93	$20.13	$18.05	$19.07	$17.14	$13.11	$21.73	$21.01	$18.58
Value at end of period	$30.85	$30.17	$26.93	$20.13	$18.05	$19.07	$17.14	$13.11	$21.73	$21.01
Number of accumulation units outstanding at end of period	14,005	13,156	12,904	5,900	4,961	3,972	5,872	6,351	7,992	8,832
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.44	$15.87	$11.42	$10.07	$10.42	$8.37	$6.76	$10.33	$10.20	
Value at end of period	$15.84	$16.44	$15.87	$11.42	$10.07	$10.42	$8.37	$6.76	$10.33	
Number of accumulation units outstanding at end of period	12,117	11,420	11,963	9,350	7,240	4,755	3,998	5,249	4,878	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.85	$21.70	$16.07	$14.12	$15.96	$12.52	$9.06	$14.99	$13.99	$11.87
Value at end of period	$22.32	$22.85	$21.70	$16.07	$14.12	$15.96	$12.52	$9.06	$14.99	$13.19
Number of accumulation units outstanding at end of period	41,304	46,932	50,927	29,592	31,208	31,423	27,094	23,761	19,145	12,522
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.87	$20.18	$15.06	$12.78	$13.14	$11.50	$9.01	$14.28	$14.71	$12.79
Value at end of period	$20.42	$21.87	$20.18	$15.06	$12.78	$13.14	$11.50	$9.01	$14.28	$14.71
Number of accumulation units outstanding at end of period	100,894	107,980	112,213	28,121	31,389	21,505	38,133	46,060	63,987	77,053
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.38	$17.44	$14.43	$12.89	$13.12	$11.45	$9.66	$12.36	$12.35	$11.08
Value at end of period	$18.35	$19.38	$17.44	$14.43	$12.89	$13.12	$11.45	$9.66	$12.36	$12.35
Number of accumulation units outstanding at end of period	310,878	433,743	397,267	288,766	260,079	233,613	282,865	375,079	445,193	428,146
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.34	$17.68	$13.30	$11.69	$12.04	$10.77	$8.75	$13.01	$12.77	$11.08
Value at end of period	$18.64	$19.34	$17.68	$13.30	$11.69	$12.04	$10.77	$8.75	$13.01	$12.77
Number of accumulation units outstanding at end of period	38,123	41,644	56,304	27,482	18,009	10,102	16,026	18,099	24,646	21,331
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.12	$22.08	$23.59	$19.94	$24.57	$20.57	$12.07	$24.95	$18.14	$13.45
Value at end of period	$18.50	$22.12	$22.08	$23.59	$19.94	$24.57	$20.57	$12.07	$24.95	$18.14
Number of accumulation units outstanding at end of period	25,552	28,008	30,651	16,674	18,096	12,101	13,226	12,659	25,425	17,893
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.83	$28.75	$22.01	$18.47	$18.26	$14.96	$11.99	$18.03	$17.74	$15.33
Value at end of period	$31.61	$32.83	$28.75	$22.01	$18.47	$18.26	$14.96	$11.99	$18.03	$17.74
Number of accumulation units outstanding at end of period	50,177	74,880	74,177	38,752	26,612	18,252	18,431	20,708	24,470	53,619

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$22.61	$16.38	$13.90	$14.19	$11.27	$8.92	$12.82	$13.13	$11.34
Value at end of period	$23.26	$24.32	$22.61	$16.38	$13.90	$14.19	$11.27	$8.92	$12.82	$13.13
Number of accumulation units outstanding at end of period	58,917	46,008	36,808	2,378	2,063	1,238	1,201	1,369	2,727	1,452
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.43	$19.75	$15.15	$12.95	$14.19	$11.92	$8.60	$14.51	$14.17	$12.14
Value at end of period	$20.10	$19.43	$19.75	$15.15	$12.95	$14.19	$11.92	$8.60	$14.51	$14.17
Number of accumulation units outstanding at end of period	544,842	674,120	742,252	502,601	502,985	443,653	515,307	618,431	851,113	982,910
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.45	$19.52	$17.50	$15.16	$15.38	$13.01	$7.84	$11.19	$10.61	$9.90
Value at end of period	$18.42	$19.45	$19.52	$17.50	$15.16	$15.38	$13.01	$7.84	$11.19	$10.61
Number of accumulation units outstanding at end of period	40,979	76,708	52,718	28,529	19,629	8,524	9,066	2,290	2,824	1,562
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49	$10.97
Value at end of period	$22.91	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49
Number of accumulation units outstanding at end of period	1,267,507	1,265,960	1,138,267	213,828	204,331	75,997	109,672	79,771	62,240	60,959
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.42	$21.58	$15.71	$13.94	$14.58	$11.42	$7.68	$13.92	$12.08	$11.46
Value at end of period	$23.72	$23.42	$21.58	$15.71	$13.94	$14.58	$11.42	$7.68	$13.92	$12.08
Number of accumulation units outstanding at end of period	224,041	258,499	295,574	251,521	285,785	236,589	244,911	320,540	427,747	564,689
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.40	$24.74	$19.21	$16.50	$16.76	$14.69	$11.83	$18.53	$18.11	$15.31
Value at end of period	$24.41	$26.40	$24.74	$19.21	$16.50	$16.76	$14.69	$11.83	$18.53	$18.11
Number of accumulation units outstanding at end of period	76,035	82,927	81,912	28,746	38,154	32,718	28,514	29,594	43,509	49,026
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.21	$25.21	$18.23	$15.44	$15.72	$13.54	$9.54	$16.62	$15.23	$13.54
Value at end of period	$29.94	$27.21	$25.21	$18.23	$15.44	$15.72	$13.54	$9.54	$16.62	$15.23
Number of accumulation units outstanding at end of period	405,177	417,752	440,322	148,606	168,572	155,494	215,962	250,548	303,391	331,352
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.30	$16.60	$14.62	$12.40	$14.24	$12.60	$9.22	$18.40	$15.37	$12.48
Value at end of period	$16.03	$16.30	$16.60	$14.62	$12.40	$14.24	$12.60	$9.22	$18.40	$15.37
Number of accumulation units outstanding at end of period	12,265	19,067	18,551	9,100	9,507	4,034	5,628	7,282	9,438	6,034
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.23	$11.03	$9.24	$7.82	$8.95	$8.28	$6.31	$10.20		
Value at end of period	$9.82	$10.23	$11.03	$9.24	$7.82	$8.95	$8.28	$6.31		
Number of accumulation units outstanding at end of period	250,224	286,732	318,764	212,173	210,242	199,699	227,497	243,351		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76	$11.29	$11.10	$9.41
Value at end of period	$12.37	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76	$11.29	$11.10
Number of accumulation units outstanding at end of period	14,481	15,091	12,896	3,754	3,628	2,071	2,600	1,998	1,556	418
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68	$10.52	$10.05	
Value at end of period	$12.30	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68	$10.52	
Number of accumulation units outstanding at end of period	72,684	66,320	62,585	13,307	13,934	7,376	8,064	6,649	5,410	
WANGER SELECT										
Value at beginning of period	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20	$16.22	$14.93	$12.56
Value at end of period	$22.30	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20	$16.22	$14.93
Number of accumulation units outstanding at end of period	57,828	82,153	106,413	49,537	43,282	64,885	66,124	60,884	51,124	39,537

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
Value at beginning of period	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62	$14.39	$13.75	$12.83
Value at end of period	$23.22	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62	$14.39	$13.75
Number of accumulation units outstanding at end of period	51,876	54,790	55,315	25,798	26,400	29,556	63,317	45,113	40,191	59,963
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$20.41	$18.49	$14.12	$12.64	$11.90	$10.58	$8.95	$13.48	$13.07	$11.16
Value at end of period	$20.22	$20.41	$18.49	$14.12	$12.64	$11.90	$10.58	$8.95	$13.48	$13.07
Number of accumulation units outstanding at end of period	282,951	328,855	311,974	118,459	145,138	80,860	79,484	86,040	113,992	136,031
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$38.28	$35.91	$26.19	$23.25	$23.93	$19.65	$15.24	$22.49	$24.64	$20.44
Value at end of period	$36.29	$38.28	$35.91	$26.19	$23.25	$23.93	$19.65	$15.24	$22.49	$24.64
Number of accumulation units outstanding at end of period	66,895	101,758	105,532	68,755	69,375	21,192	28,496	29,936	38,258	60,044

TABLE 17

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$21.08	$20.27	$15.16	$13.29	$14.13	$13.00	$12.14			
Value at end of period	$21.44	$21.08	$20.27	$15.16	$13.29	$14.13	$13.00			
Number of accumulation units outstanding at end of period	1,023	5,567	7,843	5,128	6,117	4,297	3,577			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.46	$14.55	$11.93	$10.81	$11.10	$9.65	$7.89			
Value at end of period	$16.27	$16.46	$14.55	$11.93	$10.81	$11.10	$9.65			
Number of accumulation units outstanding at end of period	24,916	286,929	274,023	265,380	231,386	151,347	76,424			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.99	$15.69	$12.18	$11.20	$11.07	$9.94	$8.26			
Value at end of period	$16.38	$16.99	$15.69	$12.18	$11.20	$11.07	$9.94			
Number of accumulation units outstanding at end of period	21,815	772,668	722,425	672,447	536,141	477,897	251,187			
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$55.06	$49.43	$36.79	$34.80						
Value at end of period	$51.42	$55.06	$49.43	$36.79						
Number of accumulation units outstanding at end of period	0	5	5	5						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.26	$12.03	$13.34	$12.60	$11.23	$10.73	$10.18			
Value at end of period	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23	$10.73			
Number of accumulation units outstanding at end of period	10,711	113,309	117,915	177,327	142,894	80,968	24,428			
AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.95									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	2,015									

CFI 130

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period					$14.00	$17.24	$15.17	$18.12	$26.02	$28.65
Value at end of period					$17.24	$15.17	$18.12	$26.02	$28.65	$27.27
Number of accumulation units outstanding at end of period					1,129	2,131	7,337	33,253	30,091	2,417
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during March 2009)										
Value at beginning of period				$4.53	$8.02	$8.43	$7.76	$9.65	$12.00	$11.79
Value at end of period				$8.02	$8.43	$7.76	$9.65	$12.00	$11.79	$11.25
Number of accumulation units outstanding at end of period				3,232	2,918	3,213	5,587	25,069	30,173	11,906
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period					$10.06	$11.75	$10.90	$12.60	$18.07	$19.68
Value at end of period					$11.75	$10.90	$12.60	$18.07	$19.68	$17.50
Number of accumulation units outstanding at end of period					3,546	5,735	5,915	71,374	116,506	18,472
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$9.98
Value at end of period										$9.17
Number of accumulation units outstanding at end of period										56
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$10.51
Value at end of period										$10.09
Number of accumulation units outstanding at end of period										2,027
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period					$12.52	$15.77	$15.55	$17.48	$23.12	$24.42
Value at end of period					$15.77	$15.55	$17.48	$23.12	$24.42	$22.56
Number of accumulation units outstanding at end of period					7,031	9,255	8,338	3,964	5,831	1,437
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.31	$13.29	$13.55	$9.24	$11.49	$12.78	$13.26	$14.55	$17.04	$18.54
Value at end of period	$13.29	$13.55	$9.24	$11.49	$12.78	$13.26	$14.55	$17.04	$18.54	$17.99
Number of accumulation units outstanding at end of period	106,689	99,844	63,655	44,680	39,321	38,898	32,880	33,193	27,432	18,231
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period						$8.80	$9.49	$10.90	$11.15	$14.40
Value at end of period						$9.49	$10.90	$11.15	$14.40	$15.01
Number of accumulation units outstanding at end of period						4,235	5,113	1,589	7,804	2,842
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.95	$6.19	$7.83	$9.03	$8.51	$9.71	$12.61	$13.98
Value at end of period			$6.19	$7.83	$9.03	$8.51	$9.71	$12.61	$13.98	$13.57
Number of accumulation units outstanding at end of period			14,042	17,563	20,773	32,254	48,861	46,105	46,943	17,118
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$6.32	$6.10	$8.01	$9.77	$9.28	$10.73	$14.39	$16.00
Value at end of period			$6.10	$8.01	$9.77	$9.28	$10.73	$14.39	$16.00	$15.06
Number of accumulation units outstanding at end of period			1,334	1,120	1,954	6,347	9,479	15,361	23,136	5,034

CFI 131

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.63	$12.57								
Value at end of period	$11.73	$12.63								
Number of accumulation units outstanding at end of period	91	7,669								
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.37	$21.08	$17.67	$14.94	$17.42	$16.04	$11.62	$19.69	$16.69	$13.80
Value at end of period	$20.05	$20.37	$21.08	$17.67	$14.94	$17.42	$16.04	$11.62	$19.69	$16.69
Number of accumulation units outstanding at end of period	286,748	817,397	873,796	901,005	1,019,992	1,060,345	1,022,503	953,034	92,027	100,140
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.59	$29.33	$22.51	$19.48	$20.13	$17.31	$12.85	$22.52	$19.30	$17.40
Value at end of period	$32.56	$32.59	$29.33	$22.51	$19.48	$20.13	$17.31	$12.85	$22.52	$19.30
Number of accumulation units outstanding at end of period	402,272	1,055,352	1,060,903	1,050,981	1,137,377	1,151,653	1,158,332	1,521,977	826,574	1,035,000
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.40	$19.83	$15.59	$13.39	$13.36	$11.69	$9.05	$15.89	$15.77	$13.22
Value at end of period	$20.40	$21.40	$19.83	$15.59	$13.39	$13.36	$11.69	$9.05	$15.89	$15.77
Number of accumulation units outstanding at end of period	47,651	195,813	189,653	178,597	259,928	254,136	280,525	460,360	360,973	518,776
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.95	$19.87	$14.69	$12.90	$12.97	$10.53	$8.27	$15.76	$12.51	$11.80
Value at end of period	$23.35	$21.95	$19.87	$14.69	$12.90	$12.97	$10.53	$8.27	$15.76	$12.51
Number of accumulation units outstanding at end of period	68,796	165,734	162,846	149,595	241,559	263,349	280,771	639,981	396,388	584,248
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.71	$17.22	$13.30	$11.10	$13.50	$12.02	$9.57	$17.17	$14.74	$12.58
Value at end of period	$16.16	$15.71	$17.22	$13.30	$11.10	$13.50	$12.02	$9.57	$17.17	$14.74
Number of accumulation units outstanding at end of period	12,447	38,466	37,863	22,209	42,893	55,195	52,510	84,326	73,787	79,607
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16
Value at end of period	$27.45	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76
Number of accumulation units outstanding at end of period	23,188	104,497	111,018	113,547	188,458	139,851	136,278	164,813	33,243	38,569
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.62	$13.53	$10.37	$8.92	$9.16	$8.10	$6.12	$9.21		
Value at end of period	$15.00	$14.62	$13.53	$10.37	$8.92	$9.16	$8.10	$6.12		
Number of accumulation units outstanding at end of period	13,952	238,499	212,435	203,477	204,466	203,522	152,685	82,595		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.63	$17.96	$14.01	$12.79	$13.74	$12.30	$10.15			
Value at end of period	$17.69	$18.63	$17.96	$14.01	$12.79	$13.74	$12.30			
Number of accumulation units outstanding at end of period	1,019	1,048	1,030	1,659	1,408	1,250	420			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.99	$50.16	$36.06	$37.18						
Value at end of period	$56.27	$53.99	$50.16	$36.06						
Number of accumulation units outstanding at end of period	3,412	11,032	10,921	10,172						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93
Value at end of period	$15.39	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35
Number of accumulation units outstanding at end of period	14,292	31,736	32,275	33,916	50,550	58,781	68,830	96,142	45,949	61,296
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.54									
Value at end of period	$10.45									
Number of accumulation units outstanding at end of period	2,041									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.67	$30.34	$25.44	$22.56	$22.36	$20.79	$16.64	$19.92	$18.16	$16.52
Value at end of period	$32.63	$32.67	$30.34	$25.44	$22.56	$22.36	$20.79	$16.64	$19.92	$18.16
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	531	15	16
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$32.32	$28.94	$22.03	$18.92	$19.34	$15.48	$10.77	$18.84		
Value at end of period	$33.37	$32.32	$28.94	$22.03	$18.92	$19.34	$15.48	$10.77		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	187		
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$23.49	$22.56	$22.76	$21.16	$19.98	$18.64	$16.59	$15.86		
Value at end of period	$23.37	$23.49	$22.56	$22.76	$21.16	$19.98	$18.64	$16.59		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	163		
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$16.33	$15.31	$12.01	$10.08	$11.77	$10.24	$7.49	$13.38		
Value at end of period	$15.83	$16.33	$15.31	$12.01	$10.08	$11.77	$10.24	$7.49		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	893		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.05	$11.54	$8.77	$8.38	$8.97	$7.34	$5.35	$7.86		
Value at end of period	$12.53	$13.05	$11.54	$8.77	$8.38	$8.97	$7.34	$5.35		
Number of accumulation units outstanding at end of period	18,170	18,276	15,800	18,347	11,345	9,317	5,191	228		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.85	$17.12	$12.72	$11.04	$11.33	$9.15	$7.17	$10.15		
Value at end of period	$17.08	$17.85	$17.12	$12.72	$11.04	$11.33	$9.15	$7.17		
Number of accumulation units outstanding at end of period	8,212	54,372	54,235	49,309	25,922	9,778	5,763	613		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73
Value at end of period	$21.29	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29
Number of accumulation units outstanding at end of period	34,657	58,633	61,372	65,520	70,963	76,682	91,267	161,695	35,304	87,225
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.23	$9.74	$9.85							
Value at end of period	$10.15	$10.23	$9.74							
Number of accumulation units outstanding at end of period	11,062	90,405	71,190							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.30	$15.80	$11.54	$10.49	$10.91	$8.97	$6.93	$11.43	$10.73	$10.15
Value at end of period	$17.07	$17.30	$15.80	$11.54	$10.49	$10.91	$8.97	$6.93	$11.43	$10.73
Number of accumulation units outstanding at end of period	19,620	33,995	46,920	25,138	22,037	25,975	9,317	12,402	795	315
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.89	$22.35	$17.76	$14.82	$16.16	$14.44	$10.59	$17.17	$14.92	$12.54
Value at end of period	$23.92	$22.89	$22.35	$17.76	$14.82	$16.16	$14.44	$10.59	$17.17	$14.92
Number of accumulation units outstanding at end of period	83,834	240,003	228,305	196,900	209,691	182,528	157,056	143,930	17,773	32,356
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$79.12	$83.74	$77.87	$64.92	$79.86	$63.36	$35.13	$68.10	$51.26	$41.26
Value at end of period	$67.49	$79.12	$83.74	$77.87	$64.92	$79.86	$63.36	$35.13	$68.10	$51.26
Number of accumulation units outstanding at end of period	16,605	104,745	95,148	89,806	62,433	37,414	23,489	50,290	29,447	40,217

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76
Value at end of period	$22.37	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43
Number of accumulation units outstanding at end of period	54,922	58,157	51,182	37,454	26,613	20,029	11,765	17,774	2,305	2,642
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.52	$15.41	$13.34	$12.08	$12.40	$11.16	$9.27	$13.48	$12.41	$11.29
Value at end of period	$16.31	$16.52	$15.41	$13.34	$12.08	$12.40	$11.16	$9.27	$13.48	$12.41
Number of accumulation units outstanding at end of period	47,530	124,988	124,015	128,101	118,829	125,495	134,973	133,781	40,526	49,546
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$7.31									
Value at end of period	$5.43									
Number of accumulation units outstanding at end of period	142									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96
Value at end of period	$14.91	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97
Number of accumulation units outstanding at end of period	48,657	549,826	589,489	1,194,201	1,010,347	1,006,391	649,055	226,276	24,448	27,157
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.54	$8.68	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77	$11.79	
Value at end of period	$6.33	$7.54	$8.68	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77	
Number of accumulation units outstanding at end of period	8,341	171,369	202,349	261,587	315,424	422,577	307,385	171,417	7,999	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81
Value at end of period	$17.32	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64
Number of accumulation units outstanding at end of period	12,499	45,714	45,468	41,748	37,999	22,202	13,133	19,205	7,703	4,437
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.81	$13.67	$10.65	$8.79	$10.34	$8.33	$5.47	$8.62		
Value at end of period	$14.07	$13.81	$13.67	$10.65	$8.79	$10.34	$8.33	$5.47		
Number of accumulation units outstanding at end of period	18,551	50,869	45,388	29,360	31,236	24,783	17,078	2,087		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$9.97									
Value at end of period	$9.95									
Number of accumulation units outstanding at end of period	10									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$32.94	$32.67	$32.20	$28.02	$28.91	$25.85	$21.91	$20.77	$18.88	$16.77
Value at end of period	$31.30	$32.94	$32.67	$32.20	$28.02	$28.91	$25.85	$21.91	$20.77	$18.88
Number of accumulation units outstanding at end of period	145,754	814,792	880,016	893,765	891,261	830,034	638,292	538,148	16,759	13,061
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.99	$11.44	$11.76	$11.19	$10.59	$9.95	$8.72	$9.68		
Value at end of period	$11.93	$11.99	$11.44	$11.76	$11.19	$10.59	$9.95	$8.72		
Number of accumulation units outstanding at end of period	1,857	11,887	19,681	46,064	43,442	44,391	24,855	20,905		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.91	$13.54	$12.30
Value at end of period	$22.82	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.91	$13.54
Number of accumulation units outstanding at end of period	432,227	1,244,128	1,216,034	1,208,645	1,226,026	1,276,694	1,206,365	1,259,861	154,046	242,446

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$9.81	$8.76	$7.65	$3.69	$3.35
Value at end of period						$8.76	$7.65	$3.69	$3.35	$2.44
Number of accumulation units outstanding at end of period						48,109	48,427	178,020	135,590	25,694
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.30	$14.52	$15.21	$10.85	$12.84	$14.55	$14.25	$16.07	$18.62	$19.63
Value at end of period	$14.52	$15.21	$10.85	$12.84	$14.55	$14.25	$16.07	$18.62	$19.63	$19.12
Number of accumulation units outstanding at end of period	608,169	434,958	604,119	343,744	333,810	254,305	204,913	200,840	196,584	84,515
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.14	$10.91	$11.78	$9.79	$11.92	$13.71	$14.11	$14.98	$14.27	$14.23
Value at end of period	$10.91	$11.78	$9.79	$11.92	$13.71	$14.11	$14.98	$14.27	$14.23	$13.63
Number of accumulation units outstanding at end of period	244,612	209,431	395,254	339,095	336,525	311,904	218,685	189,290	181,252	13,730
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period									$10.38	$10.18
Value at end of period									$10.18	$9.76
Number of accumulation units outstanding at end of period									5,980	0
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.02
Value at end of period										$9.38
Number of accumulation units outstanding at end of period										73,288
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$14.92	$14.93	$15.92	$16.26	$15.84	$16.50
Value at end of period					$14.93	$15.92	$16.26	$15.84	$16.50	$16.64
Number of accumulation units outstanding at end of period					451	451	451	451	451	451
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.09	$10.30	$10.98	$6.80	$8.79	$9.96	$9.86	$11.33	$14.69	$16.14
Value at end of period	$10.30	$10.98	$6.80	$8.79	$9.96	$9.86	$11.33	$14.69	$16.14	$15.79
Number of accumulation units outstanding at end of period	2,472,117	1,659,305	1,949,572	1,179,196	1,393,253	1,303,429	899,589	1,007,360	902,648	365,163
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.52	$11.37	$11.61	$8.93	$13.24	$15.01	$15.56	$17.61	$18.46	$18.53
Value at end of period	$11.37	$11.61	$8.93	$13.24	$15.01	$15.56	$17.61	$18.46	$18.53	$18.03
Number of accumulation units outstanding at end of period	2,230	814	8,147	5,699	41,094	23,504	27,640	36,530	39,796	17,759
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.01	$13.66	$14.24	$8.88	$10.85	$12.28	$12.17	$13.83	$18.25	$20.62
Value at end of period	$13.66	$14.24	$8.88	$10.85	$12.28	$12.17	$13.83	$18.25	$20.62	$20.64
Number of accumulation units outstanding at end of period	837,326	573,015	842,036	650,196	541,294	470,982	368,821	354,249	346,164	131,443
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.94	$23.83	$24.95	$15.46	$20.21	$24.46	$24.00	$28.03	$37.44	$40.71
Value at end of period	$23.83	$24.95	$15.46	$20.21	$24.46	$24.00	$28.03	$37.44	$40.71	$39.68
Number of accumulation units outstanding at end of period	327,732	239,802	406,073	282,192	264,333	244,990	182,364	166,699	152,402	52,179
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.89	$19.08	$17.76	$11.71	$14.51	$17.69	$17.42	$19.44	$27.53	$28.81
Value at end of period	$19.08	$17.76	$11.71	$14.51	$17.69	$17.42	$19.44	$27.53	$28.81	$27.67
Number of accumulation units outstanding at end of period	235,604	151,646	186,984	133,955	126,032	117,831	78,285	76,663	69,853	23,826
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period					$13.30	$13.71	$13.40	$15.04	$17.47	$18.32
Value at end of period					$13.71	$13.40	$15.04	$17.47	$18.32	$17.91
Number of accumulation units outstanding at end of period					2,028	2,777	3,559	45,846	68,801	5,769

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$19.73	$18.77	$15.50	$13.57	$14.13	$13.98				
Value at end of period	$19.26	$19.73	$18.77	$15.50	$13.57	$14.13				
Number of accumulation units outstanding at end of period	3,256	4,275	3,518	2,029	1,529	210				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$20.67	$19.65	$15.95	$13.87	$14.57	$13.97				
Value at end of period	$20.13	$20.67	$19.65	$15.95	$13.87	$14.57				
Number of accumulation units outstanding at end of period	640	7,920	1,364	452	248	34				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$16.40	$15.54	$13.90							
Value at end of period	$15.96	$16.40	$15.54							
Number of accumulation units outstanding at end of period	110	270	104							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$15.25	$15.17								
Value at end of period	$14.97	$15.25								
Number of accumulation units outstanding at end of period	2,840	1,121								
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.30	$20.12	$20.29	$18.69	$17.51	$16.06	$14.50	$15.97	$15.17	$14.69
Value at end of period	$21.27	$21.30	$20.12	$20.29	$18.69	$17.51	$16.06	$14.50	$15.97	$15.17
Number of accumulation units outstanding at end of period	377,152	299,860	258,838	335,835	349,205	350,087	315,118	373,089	309,498	367,108
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.32	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94	$8.33		
Value at end of period	$9.17	$9.32	$9.98	$8.28	$7.03	$8.06	$7.53	$5.94		
Number of accumulation units outstanding at end of period	10,385	41,233	49,620	53,917	94,695	90,876	90,419	2,270		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.79	$15.77	$12.14	$10.35	$10.32					
Value at end of period	$18.78	$17.79	$15.77	$12.14	$10.35					
Number of accumulation units outstanding at end of period	110,693	338,347	219,949	243,452	254,191					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$14.02	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19	$9.40	
Value at end of period	$13.29	$14.02	$12.83	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19	
Number of accumulation units outstanding at end of period	344,101	1,122,350	979,777	759,324	837,575	548,434	594,344	864,613	70,920	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$27.24	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46
Value at end of period	$27.18	$27.24	$25.22	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26
Number of accumulation units outstanding at end of period	29,958	312,500	337,918	252,066	149,790	69,771	50,647	75,661	9,272	7,509
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.89	$12.99	$13.08	$13.18	$13.27	$13.34	$13.40	$13.15	$12.60	$12.10
Value at end of period	$12.80	$12.89	$12.99	$13.08	$13.18	$13.27	$13.34	$13.40	$13.15	$12.60
Number of accumulation units outstanding at end of period	172,433	845,955	1,031,911	867,098	935,309	899,211	970,300	1,480,503	440,028	534,137
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.20	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83	$9.75
Value at end of period	$16.02	$16.20	$14.16	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83
Number of accumulation units outstanding at end of period	50,158	52,640	52,523	49,838	44,307	46,557	28,032	27,694	5,966	1,004

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.34	$21.68	$16.55	$14.56	$14.08	$12.58	$10.71			
Value at end of period	$25.99	$24.34	$21.68	$16.55	$14.56	$14.08	$12.58			
Number of accumulation units outstanding at end of period	9,757	27,967	12,182	8,934	2,752	3,093	2,646			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.59	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65	$9.13		
Value at end of period	$15.80	$15.59	$13.91	$10.61	$9.25	$9.09	$8.16	$6.65		
Number of accumulation units outstanding at end of period	12,406	86,384	59,841	60,057	37,050	21,744	32,908	5,301		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	$10.06			
Value at end of period	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87			
Number of accumulation units outstanding at end of period	1,547	2,057	1,407	2,270	2,364	3,041	1,212			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42			
Value at end of period	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86			
Number of accumulation units outstanding at end of period	1,116	2,930	4,801	4,838	3,857	4,865	5,307			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.29	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93	$9.30		
Value at end of period	$16.68	$17.29	$15.46	$11.60	$9.99	$10.26	$8.25	$5.93		
Number of accumulation units outstanding at end of period	32,464	57,538	20,155	13,728	14,155	17,921	6,650	2,501		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.31	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97	$10.28		
Value at end of period	$16.40	$17.31	$16.62	$12.07	$10.48	$10.99	$8.76	$6.97		
Number of accumulation units outstanding at end of period	11,020	31,750	18,079	11,038	9,278	5,896	3,164	3,258		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$18.36	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18
Value at end of period	$18.05	$18.36	$17.51	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13
Number of accumulation units outstanding at end of period	15,109	45,936	49,736	26,721	16,464	19,422	17,400	26,986	6,510	7,429
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.83	$32.93	$24.09	$21.19	$21.90	$17.74	$14.01	$20.47	$19.48	$16.80
Value at end of period	$34.29	$34.83	$32.93	$24.09	$21.19	$21.90	$17.74	$14.01	$20.47	$19.48
Number of accumulation units outstanding at end of period	34,848	99,038	104,612	112,565	174,448	187,959	192,450	256,520	181,163	254,506
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94
Value at end of period	$15.27	$15.40	$14.70	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23
Number of accumulation units outstanding at end of period	632,105	727,633	670,242	588,845	475,412	475,988	334,408	226,390	431	54,161
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58	$11.10
Value at end of period	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58
Number of accumulation units outstanding at end of period	732,711	694,048	615,481	512,748	417,112	303,106	191,834	67,801	1,449	34,728
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92	$11.31
Value at end of period	$16.32	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92
Number of accumulation units outstanding at end of period	278,880	263,845	233,049	187,290	150,928	102,886	64,778	53,974	1,595	21,098

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period					$10.15	$11.56	$10.89	$12.48	$15.30	$16.14
Value at end of period					$11.56	$10.89	$12.48	$15.30	$16.14	$15.88
Number of accumulation units outstanding at end of period					49	2,633	8,885	21,152	31,556	46,018
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period				$6.22	$8.56	$9.58	$9.27	$10.46	$12.01	$12.68
Value at end of period				$8.56	$9.58	$9.27	$10.46	$12.01	$12.68	$12.52
Number of accumulation units outstanding at end of period				7,711	11,925	15,838	18,468	21,732	24,620	32,164
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.34	$11.02	$11.51	$9.52	$11.07	$12.04	$11.99	$13.07	$13.88	$14.56
Value at end of period	$11.02	$11.51	$9.52	$11.07	$12.04	$11.99	$13.07	$13.88	$14.56	$14.47
Number of accumulation units outstanding at end of period	4,759	5,311	7,502	17,153	28,965	45,297	48,823	47,138	34,794	307,046
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period				$7.28	$9.15	$10.10	$9.95	$11.06	$12.03	$12.60
Value at end of period				$9.15	$10.10	$9.95	$11.06	$12.03	$12.60	$12.46
Number of accumulation units outstanding at end of period				4,544	7,405	9,693	12,197	13,668	15,842	12,825
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.74	$13.71	$14.39	$10.92	$12.77	$14.08	$14.23	$15.86	$17.64	$18.67
Value at end of period	$13.71	$14.39	$10.92	$12.77	$14.08	$14.23	$15.86	$17.64	$18.67	$18.49
Number of accumulation units outstanding at end of period	52,965	52,302	62,489	103,068	88,434	76,761	91,311	101,575	65,140	34,376
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.56	$12.98	$13.54	$8.59	$10.68	$11.98	$11.54	$13.18	$16.01	$16.93
Value at end of period	$12.98	$13.54	$8.59	$10.68	$11.98	$11.54	$13.18	$16.01	$16.93	$16.61
Number of accumulation units outstanding at end of period	190,981	145,102	107,713	127,113	157,737	181,460	180,568	201,993	212,753	175,437
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$11.92	$13.15	$13.77	$9.50	$11.49	$12.77	$12.60	$14.21	$16.45	$17.41
Value at end of period	$13.15	$13.77	$9.50	$11.49	$12.77	$12.60	$14.21	$16.45	$17.41	$17.19
Number of accumulation units outstanding at end of period	188,886	153,565	108,882	163,277	200,997	215,823	206,344	188,844	191,358	158,901
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$9.75	$10.22	$10.74	$11.31	$12.04	$12.41	$12.00	$12.59
Value at end of period			$10.22	$10.74	$11.31	$12.04	$12.41	$12.00	$12.59	$12.53
Number of accumulation units outstanding at end of period			17	14,755	7,470	29,210	27,027	21,315	32,445	8,564
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.26	$13.09	$13.68	$8.54	$10.69	$12.18	$12.30	$14.14	$18.53	$20.85
Value at end of period	$13.09	$13.68	$8.54	$10.69	$12.18	$12.30	$14.14	$18.53	$20.85	$20.93
Number of accumulation units outstanding at end of period	123	1,266	1,573	1,798	2,525	2,966	5,777	4,641	6,946	10,752
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.06	$16.11	$15.53	$11.32	$15.24	$18.46	$17.74	$20.49	$26.71	$29.82
Value at end of period	$16.11	$15.53	$11.32	$15.24	$18.46	$17.74	$20.49	$26.71	$29.82	$29.08
Number of accumulation units outstanding at end of period	5,263	3,326	32,019	27,781	22,573	30,202	28,440	31,967	30,469	5,063
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.62	$17.87	$18.82	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80
Value at end of period	$17.87	$18.82	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80	$29.97
Number of accumulation units outstanding at end of period	25,932	15,477	170,721	183,225	185,378	183,781	182,300	198,159	189,025	83,673
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16
Value at end of period			$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16	$13.85
Number of accumulation units outstanding at end of period			233,095	193,885	131,857	151,285	142,823	150,514	140,266	26,355

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.51	$12.34	$10.07	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14
Value at end of period	$12.34	$10.07	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14	$17.51
Number of accumulation units outstanding at end of period	11,100	12,392	94,090	106,008	138,998	179,483	228,126	307,333	318,423	95,773
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.54	$20.95	$21.66	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97
Value at end of period	$20.95	$21.66	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97	$30.63
Number of accumulation units outstanding at end of period	1,959	2,366	30,407	24,340	33,519	35,214	39,104	36,629	38,379	9,077
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$8.96	$10.10	$10.32	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37
Value at end of period	$10.10	$10.32	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77
Number of accumulation units outstanding at end of period	487	0	8,908	16,986	24,922	31,397	45,119	48,550	51,640	52,369
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.86	$13.18	$14.97	$9.04	$12.49	$15.92	$14.07	$16.01	$21.61	$22.74
Value at end of period	$13.18	$14.97	$9.04	$12.49	$15.92	$14.07	$16.01	$21.61	$22.74	$22.20
Number of accumulation units outstanding at end of period	4,123	2,553	103,266	137,504	222,751	216,068	211,074	201,454	202,301	146,246
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.77	$14.68	$14.24	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74
Value at end of period	$14.68	$14.24	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28
Number of accumulation units outstanding at end of period	98,981	55,791	391,247	316,125	197,947	173,061	137,973	129,558	118,192	18,615
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.07	$12.00	$12.66	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26
Value at end of period	$12.00	$12.66	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26	$18.72
Number of accumulation units outstanding at end of period	958,188	619,911	855,619	546,167	467,086	411,802	319,311	315,283	344,939	12,785
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.08	$12.76	$12.99	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24
Value at end of period	$12.76	$12.99	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54
Number of accumulation units outstanding at end of period	8,864	1,531	69,651	64,296	82,935	90,259	92,052	104,366	109,397	81,696
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.45	$18.13	$24.92	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02
Value at end of period	$18.13	$24.92	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40
Number of accumulation units outstanding at end of period	11,402	8,604	31,688	7,844	10,438	12,573	16,380	19,512	17,346	10,979
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.30	$17.70	$17.98	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62
Value at end of period	$17.70	$17.98	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39
Number of accumulation units outstanding at end of period	13,388	9,523	108,133	101,952	73,277	78,124	81,306	117,879	141,013	36,510
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$13.12	$12.80	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21
Value at end of period	$13.12	$12.80	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14
Number of accumulation units outstanding at end of period	2,574	745	8,400	1,062	6,007	14,260	19,736	39,276	47,751	7,643
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.13	$13.70	$14.95	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34
Value at end of period	$13.70	$14.95	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34	$20.61
Number of accumulation units outstanding at end of period	1,839,329	1,337,575	1,740,358	1,132,254	998,274	902,391	619,713	585,573	558,744	18,770
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.05	$10.61	$11.18	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37
Value at end of period	$10.61	$11.18	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33
Number of accumulation units outstanding at end of period	23	784	16,238	19,798	29,807	34,580	29,121	76,533	86,703	16,535
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.97	$12.48	$12.93	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82
Value at end of period	$12.48	$12.93	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79
Number of accumulation units outstanding at end of period	24,334	30,674	1,635,362	2,125,620	2,599,970	2,868,974	3,081,701	3,359,523	3,485,937	875,985

Condensed Financial Information (continued)

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$23.30	$21.45	$15.99	$13.87	$14.52	$11.38	$7.66	$13.88	$12.07	$11.44
Value at end of period	$24.11	$23.30	$21.45	$15.99	$13.87	$14.52	$11.38	$7.66	$13.88	$12.07
Number of accumulation units outstanding at end of period	97	172,892	186,037	204,309	274,802	291,041	304,509	632,228	402,625	726,267

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$26.25	$24.61	$19.11	$16.43	$16.70	$14.64	$11.80	$18.49	$18.08	$15.29
Value at end of period	$24.26	$26.25	$24.61	$19.11	$16.43	$16.70	$14.64	$11.80	$18.49	$18.08
Number of accumulation units outstanding at end of period	77,166	75,982	69,534	67,391	50,329	40,795	31,298	39,616	9,373	15,941

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$26.98	$25.01	$18.10	$15.34	$15.62	$13.46	$9.49	$16.54	$15.17	$13.49
Value at end of period	$29.68	$26.98	$25.01	$18.10	$15.34	$15.62	$13.46	$9.49	$16.54	$15.17
Number of accumulation units outstanding at end of period	86,420	149,940	137,272	141,707	158,893	174,503	174,569	347,979	340,260	439,098

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47
Value at end of period	$15.95	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35
Number of accumulation units outstanding at end of period	32,982	40,557	36,779	38,650	30,539	25,851	22,212	19,952	4,331	1,500

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2008)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$10.20	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31	$10.20		
Value at end of period	$9.78	$10.20	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31		
Number of accumulation units outstanding at end of period	51,485	139,345	174,879	164,836	105,300	122,763	108,190	187,579		

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$13.42	$13.90	$10.72	$8.87	$9.48	$8.87	$6.75	$11.28	$11.10	$9.70
Value at end of period	$12.31	$13.42	$13.90	$10.72	$8.87	$9.48	$8.87	$6.75	$11.28	$11.10
Number of accumulation units outstanding at end of period	3,504	14,642	12,687	8,911	8,697	9,110	17,591	23,634	2,428	913

WANGER INTERNATIONAL
(Funds were first received in this option during July 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51	$10.82	
Value at end of period	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51	
Number of accumulation units outstanding at end of period	112,120	331,389	322,504	304,558	301,787	272,508	187,427	141,152	2,831	

WANGER SELECT

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55
Value at end of period	$22.17	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91
Number of accumulation units outstanding at end of period	53,492	240,018	283,027	314,224	347,803	335,315	229,138	234,335	15,528	13,490

WANGER USA

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82
Value at end of period	$23.09	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73
Number of accumulation units outstanding at end of period	18,159	102,577	107,493	107,173	126,160	102,862	49,093	73,554	14,060	21,033

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$20.30	$18.40	$14.06	$12.60	$11.86	$10.55	$8.93	$13.46	$13.05	$11.15
Value at end of period	$20.10	$20.30	$18.40	$14.06	$12.60	$11.86	$10.55	$8.93	$13.46	$13.05
Number of accumulation units outstanding at end of period	64,484	198,070	195,471	173,359	161,192	163,118	185,005	284,358	97,637	145,840

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$38.01	$35.67	$26.03	$23.12	$23.80	$19.56	$15.18	$22.41	$24.56	$20.38
Value at end of period	$36.01	$38.01	$35.67	$26.03	$23.12	$23.80	$19.56	$15.18	$22.41	$24.56
Number of accumulation units outstanding at end of period	4,277	81,075	88,185	110,343	127,424	151,883	174,732	204,611	9,566	20,013

TABLE 18

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$9.96	$12.99	$14.12	$13.28	$15.13	$20.22	$21.02
Value at end of period				$12.99	$14.12	$13.28	$15.13	$20.22	$21.02	$21.37
Number of accumulation units outstanding at end of period				1,813	2,218	1,424	1,884	4,841	3,822	2,831
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$7.87	$9.64	$11.08	$10.79	$11.91	$14.51	$16.41
Value at end of period				$9.64	$11.08	$10.79	$11.91	$14.51	$16.41	$16.21
Number of accumulation units outstanding at end of period				28,841	45,564	29,214	47,315	36,117	37,788	32,279
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period				$8.38	$9.93	$11.05	$11.18	$12.16	$15.64	$16.94
Value at end of period				$9.93	$11.05	$11.18	$12.16	$15.64	$16.94	$16.32
Number of accumulation units outstanding at end of period				54,964	86,108	74,525	95,087	94,583	98,724	94,554
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period				$10.08	$10.73	$11.22	$12.58	$13.32	$12.00	$12.23
Value at end of period				$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87
Number of accumulation units outstanding at end of period				46,604	53,698	88,785	53,611	30,445	26,948	24,488
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$9.83
Value at end of period										$9.32
Number of accumulation units outstanding at end of period										74
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$14.35	$17.16	$15.09	$18.02	$25.86	$28.46
Value at end of period					$17.16	$15.09	$18.02	$25.86	$28.46	$27.08
Number of accumulation units outstanding at end of period					4,218	3,313	4,864	11,730	12,132	9,215
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.43	$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74
Value at end of period			$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74	$11.20
Number of accumulation units outstanding at end of period			326	13,361	13,638	12,104	19,155	25,325	18,277	23,030
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period					$10.05	$11.75	$10.89	$12.58	$18.03	$19.63
Value at end of period					$11.75	$10.89	$12.58	$18.03	$19.63	$17.45
Number of accumulation units outstanding at end of period					12,839	10,537	30,813	53,806	63,761	53,157
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$10.03
Value at end of period										$9.16
Number of accumulation units outstanding at end of period										1,946

CFI 141

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.48									
Value at end of period	$10.09									
Number of accumulation units outstanding at end of period	52,948									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$24.35	$23.07	$17.44	$15.53	$15.75	$12.63	$11.09			
Value at end of period	$22.49	$24.35	$23.07	$17.44	$15.53	$15.75	$12.63			
Number of accumulation units outstanding at end of period	15,162	12,563	11,348	11,060	10,240	4,782	567			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.35	$17.80	$15.20	$13.87	$13.37	$12.02	$9.67	$14.20	$13.93	$12.91
Value at end of period	$18.78	$19.35	$17.80	$15.20	$13.87	$13.37	$12.02	$9.67	$14.20	$13.93
Number of accumulation units outstanding at end of period	66,347	70,663	72,959	79,710	74,785	94,091	99,478	100,176	114,927	121,471
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.38	$11.13	$10.89	$9.48	$9.84					
Value at end of period	$14.98	$14.38	$11.13	$10.89	$9.48					
Number of accumulation units outstanding at end of period	6,664	9,076	5,255	27,518	7,373					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	$8.83		
Value at end of period	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19		
Number of accumulation units outstanding at end of period	39,148	47,527	39,295	27,630	18,840	22,093	15,905	8,256		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	$8.95		
Value at end of period	$15.00	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10		
Number of accumulation units outstanding at end of period	28,981	41,402	17,116	12,009	7,795	16,671	14,223	1,033		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$12.62	$12.07	$10.96							
Value at end of period	$11.71	$12.62	$12.07							
Number of accumulation units outstanding at end of period	2,704	2,816	1,763							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66	$16.67	$13.79
Value at end of period	$19.93	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66	$16.67
Number of accumulation units outstanding at end of period	279,929	284,594	300,336	332,108	401,720	543,311	603,193	571,657	666,503	1,224,388
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.53	$31.99	$24.57	$21.27	$22.00	$18.92	$14.05	$24.64	$21.12	$19.06
Value at end of period	$35.48	$35.53	$31.99	$24.57	$21.27	$22.00	$18.92	$14.05	$24.64	$21.12
Number of accumulation units outstanding at end of period	914,204	970,598	1,049,633	1,203,781	1,219,477	1,443,747	1,606,596	1,739,497	2,132,075	3,361,869
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.15	$21.46	$16.88	$14.51	$14.48	$12.68	$9.82	$17.25	$17.13	$14.37
Value at end of period	$22.05	$23.15	$21.46	$16.88	$14.51	$14.48	$12.68	$9.82	$17.25	$17.13
Number of accumulation units outstanding at end of period	327,762	379,555	412,179	480,390	547,761	702,973	804,865	864,139	1,142,358	1,546,502
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.85	$21.60	$15.97	$14.04	$14.12	$11.46	$9.01	$17.19	$13.65	$12.87
Value at end of period	$25.36	$23.85	$21.60	$15.97	$14.04	$14.12	$11.46	$9.01	$17.19	$13.65
Number of accumulation units outstanding at end of period	278,693	314,773	351,913	418,633	422,829	500,714	579,019	645,219	743,009	922,067

CFI 142

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.00	$16.40	$19.09	$10.64	$13.36	$14.99	$12.32	$14.75	$19.09	$17.41
Value at end of period	$16.40	$19.09	$10.64	$13.36	$14.99	$12.32	$14.75	$19.09	$17.41	$17.89
Number of accumulation units outstanding at end of period	214,673	203,131	139,620	116,843	104,982	75,803	72,554	66,690	57,911	48,459
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$16.12	$18.71	$18.12	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66
Value at end of period	$18.71	$18.12	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66	$27.25
Number of accumulation units outstanding at end of period	111,915	39,095	34,403	36,126	38,028	29,653	32,811	35,238	35,016	27,862
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.14	$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57
Value at end of period			$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57	$14.94
Number of accumulation units outstanding at end of period			64,420	96,818	165,091	125,236	119,035	128,546	130,124	133,236
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.06	$12.30	$13.73	$12.77	$13.98	$17.92	$18.58
Value at end of period				$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63
Number of accumulation units outstanding at end of period				4,355	1,805	2,183	2,164	2,371	2,548	2,745
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.18	$36.05	$50.12	$53.91
Value at end of period							$36.05	$50.12	$53.91	$56.16
Number of accumulation units outstanding at end of period							17,634	14,859	12,560	11,137
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$8.90	$10.31	$11.05	$7.66	$9.75	$10.60	$10.51	$11.87	$15.22	$16.33
Value at end of period	$10.31	$11.05	$7.66	$9.75	$10.60	$10.51	$11.87	$15.22	$16.33	$15.26
Number of accumulation units outstanding at end of period	245,794	206,699	193,667	174,904	132,309	110,566	101,411	90,201	91,632	78,115
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$11.70
Value at end of period										$10.44
Number of accumulation units outstanding at end of period										13,438
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.79	$19.54	$21.42	$17.88	$22.33	$24.01	$24.21	$27.29	$32.53	$35.02
Value at end of period	$19.54	$21.42	$17.88	$22.33	$24.01	$24.21	$27.29	$32.53	$35.02	$34.95
Number of accumulation units outstanding at end of period	60	88	26	30	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.17	$17.09	$20.70	$11.55	$16.60	$20.72	$20.27	$23.58	$30.97	$34.57
Value at end of period	$17.09	$20.70	$11.55	$16.60	$20.72	$20.27	$23.58	$30.97	$34.57	$35.68
Number of accumulation units outstanding at end of period	0	0	262	262	262	0	120	120	120	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.59	$15.08	$16.02	$16.85	$18.92	$20.27	$21.46	$23.07	$22.85	$23.79
Value at end of period	$15.08	$16.02	$16.85	$18.92	$20.27	$21.46	$23.07	$22.85	$23.79	$23.65
Number of accumulation units outstanding at end of period	51	50	40	32	20	20	13	13	13	13
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.51	$14.68	$15.96	$8.76	$11.97	$13.75	$11.77	$14.02	$17.86	$19.04
Value at end of period	$14.68	$15.96	$8.76	$11.97	$13.75	$11.77	$14.02	$17.86	$19.04	$18.45
Number of accumulation units outstanding at end of period	11	350	1,362	985	326	41	41	32	32	21
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$11.86	$13.10	$14.96	$8.95	$12.10	$13.75	$12.92	$15.19	$19.65	$22.02
Value at end of period	$13.10	$14.96	$8.95	$12.10	$13.75	$12.92	$15.19	$19.65	$22.02	$23.01
Number of accumulation units outstanding at end of period	38	38	38	56	56	56	69	63	63	14

CFI 143

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$10.27	$8.76	$5.34	$7.33	$8.95	$8.36	$8.74	$11.50	$13.00
Value at end of period		$8.76	$5.34	$7.33	$8.95	$8.36	$8.74	$11.50	$13.00	$12.48
Number of accumulation units outstanding at end of period		2,941	4,104	6,123	14,372	19,181	42,187	51,039	63,636	83,926
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$7.08	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79
Value at end of period			$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02
Number of accumulation units outstanding at end of period			0	4,763	10,571	12,254	15,927	18,709	16,738	14,077
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.70	$15.25	$15.22	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14
Value at end of period	$15.25	$15.22	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14	$21.13
Number of accumulation units outstanding at end of period	279,291	149,176	120,525	106,700	85,236	76,154	71,649	60,442	55,266	50,136
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during June 2013)										
Value at beginning of period								$9.77	$9.74	$10.22
Value at end of period								$9.74	$10.22	$10.14
Number of accumulation units outstanding at end of period								14,298	24,866	28,856
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$11.39	$11.42	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22
Value at end of period		$11.42	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22	$16.99
Number of accumulation units outstanding at end of period		858	4,075	6,612	13,748	7,388	8,351	8,430	9,096	9,537
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$12.53	$14.90	$17.13	$10.56	$14.40	$16.11	$14.76	$17.68	$22.24	$22.77
Value at end of period	$14.90	$17.13	$10.56	$14.40	$16.11	$14.76	$17.68	$22.24	$22.77	$23.78
Number of accumulation units outstanding at end of period	277,481	231,137	228,121	211,882	200,049	172,932	182,045	178,330	172,963	177,642
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$41.15	$51.10	$67.85	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55
Value at end of period	$51.10	$67.85	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55	$66.97
Number of accumulation units outstanding at end of period	89,019	61,561	48,561	45,493	36,457	33,006	57,155	50,628	47,816	48,321
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$21.12	$24.66	$26.00	$15.43	$21.39	$24.61	$22.39	$26.94	$34.02	$34.52
Value at end of period	$24.66	$26.00	$15.43	$21.39	$24.61	$22.39	$26.94	$34.02	$34.52	$35.60
Number of accumulation units outstanding at end of period	643	963	635	206	111	111	100	100	100	92
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$12.37	$13.42	$13.15	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83
Value at end of period	$13.42	$13.15	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83	$22.25
Number of accumulation units outstanding at end of period	6,757	11,204	12,637	10,671	8,601	8,064	12,197	19,025	13,707	14,238
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.26	$12.37	$13.43	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40
Value at end of period	$12.37	$13.43	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40	$16.18
Number of accumulation units outstanding at end of period	75,705	54,971	40,565	41,352	31,747	22,568	23,313	15,865	15,913	16,002
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.95	$10.96	$12.01	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36
Value at end of period	$10.96	$12.01	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36	$14.82
Number of accumulation units outstanding at end of period	92,703	82,549	134,509	137,908	152,794	195,983	303,365	121,864	105,068	87,701
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$10.06	$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51
Value at end of period		$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51	$6.30
Number of accumulation units outstanding at end of period		108,374	85,598	166,220	227,814	177,213	104,760	63,468	55,725	43,199

CFI 144

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.80	$11.62	$12.20	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07
Value at end of period	$11.62	$12.20	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07	$17.22
Number of accumulation units outstanding at end of period	22,461	16,573	14,914	23,447	19,868	18,007	18,755	14,377	15,694	16,594
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$5.59	$8.33	$10.32	$8.77	$10.62	$13.63	$13.77
Value at end of period				$8.33	$10.32	$8.77	$10.62	$13.63	$13.77	$14.02
Number of accumulation units outstanding at end of period				7,510	29,366	25,975	28,647	30,506	24,985	38,168
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$9.96
Value at end of period										$9.94
Number of accumulation units outstanding at end of period										2,496
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$16.73	$18.83	$20.71	$21.83	$25.74	$28.78	$27.87	$32.02	$32.47	$32.72
Value at end of period	$18.83	$20.71	$21.83	$25.74	$28.78	$27.87	$32.02	$32.47	$32.72	$31.08
Number of accumulation units outstanding at end of period	62,115	50,126	78,307	103,251	156,624	144,177	170,474	165,845	160,902	140,465
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.90	$8.72	$9.94	$10.58	$11.17	$11.73	$11.41	$11.95
Value at end of period			$8.72	$9.94	$10.58	$11.17	$11.73	$11.41	$11.95	$11.88
Number of accumulation units outstanding at end of period			13,169	50,694	55,690	36,203	21,236	22,551	22,689	28,244
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.29	$13.53	$14.88	$8.99	$12.00	$13.37	$12.62	$15.09	$20.03	$21.71
Value at end of period	$13.53	$14.88	$8.99	$12.00	$13.37	$12.62	$15.09	$20.03	$21.71	$22.69
Number of accumulation units outstanding at end of period	2,852,011	1,946,126	1,711,636	1,708,652	1,533,103	1,192,581	908,676	749,244	678,361	600,890
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$9.70	$8.76	$7.64	$3.68	$3.35
Value at end of period						$8.76	$7.64	$3.68	$3.35	$2.44
Number of accumulation units outstanding at end of period						9,059	11,777	13,572	20,082	28,663
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.13	$15.42	$16.15	$11.52	$13.63	$15.42	$15.10	$17.02	$19.71	$20.77
Value at end of period	$15.42	$16.15	$11.52	$13.63	$15.42	$15.10	$17.02	$19.71	$20.77	$20.22
Number of accumulation units outstanding at end of period	1,789,303	1,538,682	1,235,407	1,199,186	1,048,247	798,510	676,425	611,554	540,326	504,045
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$10.07
Value at end of period										$9.64
Number of accumulation units outstanding at end of period										10,735
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.16	$10.92	$11.79	$9.88	$11.92	$13.70	$14.09	$15.08	$14.36	$14.31
Value at end of period	$10.92	$11.79	$9.88	$11.92	$13.70	$14.09	$15.08	$14.36	$14.31	$13.58
Number of accumulation units outstanding at end of period	547,903	375,533	446,158	433,939	417,025	341,046	309,158	240,767	219,755	203,062
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period									$10.30	$10.17
Value at end of period									$10.17	$9.75
Number of accumulation units outstanding at end of period									1,222	6,871

CFI 145

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.37									
Number of accumulation units outstanding at end of period	337,706									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42	$11.99	$11.25	$9.93
Value at end of period	$17.16	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42	$11.99	$11.25
Number of accumulation units outstanding at end of period	1,819,374	1,990,886	2,217,734	2,306,131	2,497,907	2,830,961	2,776,010	3,193,695	3,727,610	4,061,971
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91	$11.60	$11.36	$10.51
Value at end of period	$17.93	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91	$11.60	$11.36
Number of accumulation units outstanding at end of period	36,060	37,301	58,340	123,565	49,707	18,855	22,295	9,271	11,074	29,325
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.81	$20.20	$15.32	$13.49	$13.61	$12.04	$9.85	$15.81	$15.18	$13.35
Value at end of period	$22.82	$22.81	$20.20	$15.32	$13.49	$13.61	$12.04	$9.85	$15.81	$15.18
Number of accumulation units outstanding at end of period	463,698	494,073	553,654	665,968	736,738	839,034	910,116	1,047,075	1,368,692	1,941,935
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.45	$36.30	$27.19	$23.29	$23.75	$19.64	$15.03	$24.26	$23.18	$21.35
Value at end of period	$38.44	$39.45	$36.30	$27.19	$23.29	$23.75	$19.64	$15.03	$24.26	$23.18
Number of accumulation units outstanding at end of period	223,264	246,568	277,462	328,867	380,698	479,449	562,847	618,675	869,060	1,786,511
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.47	$26.26	$18.55	$16.64	$16.90	$13.86	$11.19	$16.99	$18.26	$16.17
Value at end of period	$26.37	$27.47	$26.26	$18.55	$16.64	$16.90	$13.86	$11.19	$16.99	$18.26
Number of accumulation units outstanding at end of period	167,203	179,160	216,505	249,325	299,262	427,589	466,993	481,806	678,593	1,173,655
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$19.68	$18.73	$15.48	$14.74						
Value at end of period	$19.21	$19.68	$18.73	$15.48						
Number of accumulation units outstanding at end of period	63,719	4,185	1,298	1,320						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.62	$19.61	$15.93	$13.86	$14.59					
Value at end of period	$20.08	$20.62	$19.61	$15.93	$13.86					
Number of accumulation units outstanding at end of period	497	497	497	497	497					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.22	$14.49	$13.55	$12.59	$12.25					
Value at end of period	$14.93	$15.22	$14.49	$13.55	$12.59					
Number of accumulation units outstanding at end of period	587	59,891	57,079	83,324	51,084					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.43	$20.25	$20.43	$18.83	$17.65	$16.20	$14.63	$16.12	$15.33	$14.84
Value at end of period	$21.38	$21.43	$20.25	$20.43	$18.83	$17.65	$16.20	$14.63	$16.12	$15.33
Number of accumulation units outstanding at end of period	539,084	495,053	544,593	653,833	668,572	746,514	848,415	966,352	1,093,085	1,245,873
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93	$8.57		
Value at end of period	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93		
Number of accumulation units outstanding at end of period	100,139	105,980	89,160	104,351	89,628	86,820	91,183	21		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.75	$15.75	$12.12	$10.35	$10.32					
Value at end of period	$18.73	$17.75	$15.75	$12.12	$10.35					
Number of accumulation units outstanding at end of period	682,568	702,153	533,248	522,501	384,592					

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.40	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96
Value at end of period		$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23
Number of accumulation units outstanding at end of period		1,247,251	862,181	793,105	661,703	659,811	535,365	832,823	859,366	796,483
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.43	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06
Value at end of period	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98
Number of accumulation units outstanding at end of period	74,667	62,246	60,533	66,790	103,333	97,926	123,487	188,798	169,937	171,025
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.21	$12.70	$13.25	$13.50	$13.43	$13.36	$13.26	$13.15	$13.05	$12.95
Value at end of period	$12.70	$13.25	$13.50	$13.43	$13.36	$13.26	$13.15	$13.05	$12.95	$12.85
Number of accumulation units outstanding at end of period	1,765,402	1,863,139	1,831,765	1,299,450	1,061,434	1,051,569	822,784	677,218	638,704	563,610
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.83	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13
Value at end of period	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95
Number of accumulation units outstanding at end of period	2,871	42,367	41,664	26,064	30,115	32,216	31,281	30,223	25,288	25,190
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.71	$12.57	$14.07	$14.54	$16.52	$21.63	$24.27
Value at end of period				$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91
Number of accumulation units outstanding at end of period				5,515	4,496	4,440	4,704	5,186	9,774	18,912
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.70	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54
Value at end of period			$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74
Number of accumulation units outstanding at end of period			22	3,830	3,005	19,665	116,814	125,527	149,769	185,279
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.06	$11.86	$13.08	$13.05	$15.01	$19.57	$21.79
Value at end of period				$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80
Number of accumulation units outstanding at end of period				3,410	3,679	2,864	1,966	2,787	3,748	10,152
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.41	$12.86	$16.05	$15.57	$17.84	$23.88	$26.32
Value at end of period				$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90
Number of accumulation units outstanding at end of period				3,108	1,848	2,663	3,047	3,234	3,637	3,708
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.78	$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23
Value at end of period			$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61
Number of accumulation units outstanding at end of period			9,712	15,185	22,212	24,192	101,912	121,202	129,336	149,069
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.21	$6.97	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26
Value at end of period			$6.97	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34
Number of accumulation units outstanding at end of period			8,671	10,942	19,783	14,290	64,408	66,279	70,757	79,869
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.16	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23
Value at end of period	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92
Number of accumulation units outstanding at end of period	91,622	106,550	84,844	91,859	103,263	100,019	96,640	84,916	79,414	85,189

CFI 147

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$17.85	$20.68	$21.73	$14.86	$18.80	$23.20	$22.45	$25.50	$34.85	$36.83
Value at end of period	$20.68	$21.73	$14.86	$18.80	$23.20	$22.45	$25.50	$34.85	$36.83	$36.25
Number of accumulation units outstanding at end of period	1,224,186	676,367	528,457	480,037	415,574	356,546	283,186	226,560	202,789	188,234
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$10.94	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33
Value at end of period	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19
Number of accumulation units outstanding at end of period	5,852	48,509	32,066	50,475	43,171	43,268	78,107	67,823	75,506	82,774
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.41	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05
Value at end of period	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85
Number of accumulation units outstanding at end of period	725	9,218	16,141	32,178	38,361	33,557	61,983	60,838	67,851	78,495
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.30	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52
Value at end of period	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23
Number of accumulation units outstanding at end of period	5,315	27,173	4,803	25,564	38,277	48,898	78,763	34,032	36,684	42,223
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period					$11.32	$11.56	$10.88	$12.47	$15.27	$16.10
Value at end of period					$11.56	$10.88	$12.47	$15.27	$16.10	$15.83
Number of accumulation units outstanding at end of period					516	1,023	1,623	567	588	735
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$7.46	$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63
Value at end of period			$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63	$12.48
Number of accumulation units outstanding at end of period			11	1,445	4,701	8,442	8,331	15,945	16,648	11,789
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.43	$11.01	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49
Value at end of period	$11.01	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49	$14.39
Number of accumulation units outstanding at end of period	152	363	0	3,327	3,148	4,006	6,060	1,367	1,252	42,525
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.34	$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56
Value at end of period			$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56	$12.41
Number of accumulation units outstanding at end of period			2,251	12,786	17,739	21,633	18,868	20,359	25,219	18,044
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.16	$14.15	$14.85	$11.26	$13.17	$14.51	$14.65	$16.32	$18.16	$19.20
Value at end of period	$14.15	$14.85	$11.26	$13.17	$14.51	$14.65	$16.32	$18.16	$19.20	$19.01
Number of accumulation units outstanding at end of period	91,758	66,896	54,012	58,550	43,932	38,966	36,513	33,830	31,591	34,145
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.24	$13.75	$14.32	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86
Value at end of period	$13.75	$14.32	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86	$17.50
Number of accumulation units outstanding at end of period	191,012	165,170	110,112	99,918	74,677	71,756	67,514	61,309	64,404	66,936
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.52	$13.81	$14.45	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21
Value at end of period	$13.81	$14.45	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21	$17.96
Number of accumulation units outstanding at end of period	205,514	142,807	111,013	92,277	85,767	79,288	63,276	63,732	57,592	58,924
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.91	$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55
Value at end of period			$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48
Number of accumulation units outstanding at end of period			240	11,857	77,140	33,749	38,540	10,323	31,450	17,302

CFI 148

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$11.41	$13.07	$13.65	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74
Value at end of period	$13.07	$13.65	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74	$20.80
Number of accumulation units outstanding at end of period	27,855	7,319	7,254	9,503	7,255	2,928	2,928	3,333	3,959	4,245
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.03	$16.07	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63
Value at end of period	$16.07	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88
Number of accumulation units outstanding at end of period	77,637	11,543	4,843	8,298	4,993	5,884	12,352	16,719	14,023	14,057
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.59	$17.83	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60
Value at end of period	$17.83	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77
Number of accumulation units outstanding at end of period	362,027	88,249	61,280	71,146	55,315	57,241	51,218	45,977	38,776	35,971
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11
Value at end of period			$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80
Number of accumulation units outstanding at end of period			233,966	237,654	221,760	192,413	168,001	160,381	154,764	144,805
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$9.98	$12.34	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07
Value at end of period	$12.34	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43
Number of accumulation units outstanding at end of period	106,261	57,052	79,392	74,994	110,138	113,029	118,098	99,461	99,780	93,719
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.50	$20.90	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77
Value at end of period	$20.90	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41
Number of accumulation units outstanding at end of period	19,870	6,839	7,169	13,198	14,806	5,469	7,966	8,767	7,252	7,473
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S) (Funds were first received in this option during April 2007)										
Value at beginning of period		$10.79	$10.31	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30
Value at end of period		$10.31	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30	$15.69
Number of accumulation units outstanding at end of period		299	771	106	1,556	3,730	3,347	4,792	4,712	4,657
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.86	$13.17	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63
Value at end of period	$13.17	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63	$22.08
Number of accumulation units outstanding at end of period	19,566	5,990	25,427	24,277	26,397	28,040	49,934	45,862	48,866	55,282
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.74	$14.65	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60
Value at end of period	$14.65	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15
Number of accumulation units outstanding at end of period	317,133	109,959	87,715	79,566	73,376	61,938	52,032	56,131	48,987	49,759
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.12	$12.42	$12.76	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36
Value at end of period	$12.42	$12.76	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36	$18.81
Number of accumulation units outstanding at end of period	1,370,749	1,035,604	851,814	787,964	684,091	553,106	422,068	361,002	346,959	301,823
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.08	$12.75	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15
Value at end of period	$12.75	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44
Number of accumulation units outstanding at end of period	171,628	20,338	16,493	13,194	18,727	22,619	82,660	143,379	140,563	154,341
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.45	$18.11	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91
Value at end of period	$18.11	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91	$18.30
Number of accumulation units outstanding at end of period	60,707	43,231	34,095	36,507	33,474	28,118	30,122	28,034	27,562	26,520

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93	$17.66	$15.28
Value at end of period	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93	$17.66
Number of accumulation units outstanding at end of period	11,967	13,185	13,098	10,156	6,392	8,641	11,488	16,866	25,348	29,220
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78	$13.11	$11.75
Value at end of period	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78	$13.11
Number of accumulation units outstanding at end of period	47,514	51,532	44,788	29,370	14,433	12,133	9,373	7,370	7,456	8,517
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.04	$19.74	$15.66	$12.97	$14.23	$12.36	$8.93	$15.07	$14.26	$12.18
Value at end of period	$20.70	$20.04	$19.74	$15.66	$12.97	$14.23	$12.36	$8.93	$15.07	$14.26
Number of accumulation units outstanding at end of period	796,972	846,605	939,223	1,125,891	1,285,118	1,532,832	1,762,158	1,961,962	2,544,962	4,138,978
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17	$10.61	$10.35
Value at end of period	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17	$10.61
Number of accumulation units outstanding at end of period	14,315	19,830	20,806	22,025	23,731	10,342	6,533	2,364	2,163	5
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97
Value at end of period	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47
Number of accumulation units outstanding at end of period	982,257	895,627	794,854	797,658	552,458	477,101	384,450	314,348	438,484	532,259
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$21.57	$16.09	$13.96	$14.62	$11.47	$7.89	$14.00	$12.44	$11.50
Value at end of period	$24.22	$23.93	$21.57	$16.09	$13.96	$14.62	$11.47	$7.89	$14.00	$12.44
Number of accumulation units outstanding at end of period	434,733	482,366	519,349	590,887	660,822	783,694	817,391	893,654	1,029,745	1,312,088
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$26.06	$24.44	$18.99	$16.33	$16.61	$14.57	$11.75	$18.42	$18.02	$15.25
Value at end of period	$24.06	$26.06	$24.44	$18.99	$16.33	$16.61	$14.57	$11.75	$18.42	$18.02
Number of accumulation units outstanding at end of period	41,026	50,956	56,576	59,203	53,764	63,434	52,484	57,425	56,564	57,789
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.48	$27.34	$19.79	$16.78	$17.09	$14.75	$10.40	$18.14	$16.64	$14.80
Value at end of period	$32.40	$29.48	$27.34	$19.79	$16.78	$17.09	$14.75	$10.40	$18.14	$16.64
Number of accumulation units outstanding at end of period	246,058	234,154	247,232	257,931	242,212	290,430	305,839	352,773	425,736	578,885
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47
Value at end of period	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34
Number of accumulation units outstanding at end of period	15,186	14,472	17,211	16,654	23,176	31,202	47,415	46,644	61,695	70,327
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20		
Value at end of period	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31		
Number of accumulation units outstanding at end of period	248,222	252,164	264,397	282,706	292,580	315,547	345,736	385,345		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27	$11.09	$9.79
Value at end of period	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27	$11.09
Number of accumulation units outstanding at end of period	7,485	7,579	6,217	5,918	4,944	4,877	5,588	3,568	2,870	655
WANGER INTERNATIONAL (Funds were first received in this option during May 2007)										
Value at beginning of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.12	
Value at end of period	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	
Number of accumulation units outstanding at end of period	70,477	70,165	74,853	62,471	53,069	48,365	74,098	23,373	39,866	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER SELECT										
Value at beginning of period	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16	$14.89	$12.54
Value at end of period	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16	$14.89
Number of accumulation units outstanding at end of period	79,082	84,173	86,139	95,493	62,300	75,495	52,757	71,741	104,588	71,538
WANGER USA										
Value at beginning of period	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33	$13.71	$12.81
Value at end of period	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33	$13.71
Number of accumulation units outstanding at end of period	44,903	39,904	50,473	53,021	28,775	23,154	11,530	13,157	20,392	18,612
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43	$13.03	$11.14
Value at end of period	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43	$13.03
Number of accumulation units outstanding at end of period	305,473	378,784	407,184	488,082	582,125	647,140	782,031	841,888	1,053,903	1,490,194
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11	$22.32	$24.48	$20.33
Value at end of period	$35.73	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11	$22.32	$24.48
Number of accumulation units outstanding at end of period	15,550	15,988	14,818	15,445	9,696	9,855	11,211	13,391	27,612	74,472

TABLE 19

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99	$10.24			
Value at end of period	$21.30	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99			
Number of accumulation units outstanding at end of period	13,321	8,374	9,786	10,060	8,945	10,105	4,246			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63	$7.96			
Value at end of period	$16.15	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63			
Number of accumulation units outstanding at end of period	142,446	186,391	194,063	265,698	199,120	109,431	19,265			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92	$8.16			
Value at end of period	$16.26	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92			
Number of accumulation units outstanding at end of period	271,386	334,337	350,731	398,801	307,773	196,018	44,451			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72	$10.10			
Value at end of period	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72			
Number of accumulation units outstanding at end of period	110,548	124,216	155,781	327,961	296,243	95,860	59,424			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.67									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	1,226									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.15	$17.41	$12.13	$10.17	$11.57	$10.32				
Value at end of period	$18.21	$19.15	$17.41	$12.13	$10.17	$11.57				
Number of accumulation units outstanding at end of period	59,906	48,308	46,850	35,479	37,166	10,374				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.70	$11.92	$9.60	$7.72	$8.40	$8.00	$5.77	$9.25		
Value at end of period	$11.15	$11.70	$11.92	$9.60	$7.72	$8.40	$8.00	$5.77		
Number of accumulation units outstanding at end of period	47,746	35,209	27,633	44,933	37,155	40,839	22,282	7,623		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.58	$18.00	$12.56	$10.88	$11.74	$9.81				
Value at end of period	$17.41	$19.58	$18.00	$12.56	$10.88	$11.74				
Number of accumulation units outstanding at end of period	133,810	147,479	126,217	77,648	62,050	20,466				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.08									
Value at end of period	$9.16									
Number of accumulation units outstanding at end of period	1,929									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$24.28	$23.01	$17.41	$15.51	$15.74	$12.63	$11.48			
Value at end of period	$22.41	$24.28	$23.01	$17.41	$15.51	$15.74	$12.63			
Number of accumulation units outstanding at end of period	6,003	8,693	11,276	31,165	34,683	10,707	1,096			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$25.59	$23.55	$20.13	$18.37	$17.72	$15.94	$12.83	$18.84	$18.50	$17.15
Value at end of period	$24.82	$25.59	$23.55	$20.13	$18.37	$17.72	$15.94	$12.83	$18.84	$18.50
Number of accumulation units outstanding at end of period	55,701	58,439	69,557	94,322	116,153	132,391	128,599	139,551	140,885	141,958
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.35	$11.12	$10.88	$9.48	$9.87					
Value at end of period	$14.94	$14.35	$11.12	$10.88	$9.48					
Number of accumulation units outstanding at end of period	28,619	20,526	5,785	9,087	2,181					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.89	$12.54	$9.66	$8.48	$9.01	$7.81	$6.19	$10.28		
Value at end of period	$13.46	$13.89	$12.54	$9.66	$8.48	$9.01	$7.81	$6.19		
Number of accumulation units outstanding at end of period	23,411	23,177	17,726	37,549	51,265	49,937	37,926	16,827		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.89	$14.31	$10.68	$9.25	$9.74	$7.99	$6.10	$9.91		
Value at end of period	$14.94	$15.89	$14.31	$10.68	$9.25	$9.74	$7.99	$6.10		
Number of accumulation units outstanding at end of period	12,223	19,635	11,022	20,656	24,038	23,624	11,624	7,723		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$12.61	$12.06	$11.31							
Value at end of period	$11.69	$12.61	$12.06							
Number of accumulation units outstanding at end of period	5,734	10,803	572							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.15	$20.88	$17.52	$14.82	$17.30	$15.95	$11.56	$19.62	$16.65	$13.78
Value at end of period	$19.82	$20.15	$20.88	$17.52	$14.82	$17.30	$15.95	$11.56	$19.62	$16.65
Number of accumulation units outstanding at end of period	364,707	392,544	446,367	837,533	859,240	835,651	466,338	457,664	325,211	212,150

CFI 152

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$49.97	$45.02	$34.58	$29.96	$31.00	$26.67	$19.82	$34.77	$29.83	$26.93
Value at end of period	$49.88	$49.97	$45.02	$34.58	$29.96	$31.00	$26.67	$19.82	$34.77	$29.83
Number of accumulation units outstanding at end of period	478,842	558,194	600,310	1,000,920	1,116,432	1,176,377	3,944,179	884,693	847,162	811,346
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$32.21	$29.88	$23.52	$20.22	$20.19	$17.69	$13.70	$24.09	$23.93	$20.08
Value at end of period	$30.67	$32.21	$29.88	$23.52	$20.22	$20.19	$17.69	$13.70	$24.09	$23.93
Number of accumulation units outstanding at end of period	224,952	244,080	267,747	354,942	391,909	400,126	373,154	442,827	485,693	504,653
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.22	$28.29	$20.93	$18.40	$18.52	$15.04	$11.83	$22.58	$17.93	$16.93
Value at end of period	$33.18	$31.22	$28.29	$20.93	$18.40	$18.52	$15.04	$11.83	$22.58	$17.93
Number of accumulation units outstanding at end of period	307,323	364,061	376,622	630,571	778,909	833,329	664,733	732,400	789,960	829,270
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.64	$23.74	$18.36	$15.33	$18.67	$16.64	$13.27	$23.81	$20.47	$17.48
Value at end of period	$22.23	$21.64	$23.74	$18.36	$15.33	$18.67	$16.64	$13.27	$23.81	$20.47
Number of accumulation units outstanding at end of period	42,131	40,123	44,259	68,007	106,236	104,101	93,123	126,656	118,882	94,693
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.46	$29.55	$21.87	$18.63	$19.53	$15.36	$11.99	$18.06	$18.66	$16.08
Value at end of period	$27.06	$29.46	$29.55	$21.87	$18.63	$19.53	$15.36	$11.99	$18.06	$18.66
Number of accumulation units outstanding at end of period	67,201	84,779	97,961	148,848	179,324	205,681	181,624	176,258	174,003	191,901
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.52	$13.45	$10.32	$8.89	$9.14	$8.08	$6.11	$10.10		
Value at end of period	$14.88	$14.52	$13.45	$10.32	$8.89	$9.14	$8.08	$6.11		
Number of accumulation units outstanding at end of period	136,136	156,007	150,094	234,545	254,777	231,632	141,752	57,982		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$18.53	$17.88	$13.96	$12.75	$13.72	$12.30	$10.13			
Value at end of period	$17.57	$18.53	$17.88	$13.96	$12.75	$13.72	$12.30			
Number of accumulation units outstanding at end of period	5,262	5,039	6,168	10,089	11,937	11,936	1,350			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.84	$50.07	$36.04	$37.17						
Value at end of period	$56.06	$53.84	$50.07	$36.04						
Number of accumulation units outstanding at end of period	32,797	37,749	36,778	47,093						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.20	$15.11	$11.79	$10.44	$10.53	$9.70	$7.62	$11.01	$10.27	$8.87
Value at end of period	$15.13	$16.20	$15.11	$11.79	$10.44	$10.53	$9.70	$7.62	$11.01	$10.27
Number of accumulation units outstanding at end of period	103,061	112,910	121,050	164,930	184,224	209,384	188,093	199,413	206,829	234,070
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$11.29									
Value at end of period	$10.43									
Number of accumulation units outstanding at end of period	16,076									
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$48.84	$45.39	$38.10	$33.82	$33.56	$31.23	$25.02	$29.98	$27.35	$24.92
Value at end of period	$48.72	$48.84	$45.39	$38.10	$33.82	$33.56	$31.23	$25.02	$29.98	$27.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	13	20	18	13	9
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46	$22.33	$18.46	$16.38
Value at end of period	$38.34	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46	$22.33	$18.46
Number of accumulation units outstanding at end of period	0	0	0	140	140	438	527	523	809	802

CFI 153

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60	$19.59	$18.46	$17.87
Value at end of period	$28.82	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60	$19.59	$18.46
Number of accumulation units outstanding at end of period	1	1	1	1	1	1	21	21	78	5
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79	$23.30	$21.44	$18.29
Value at end of period	$26.84	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79	$23.30	$21.44
Number of accumulation units outstanding at end of period	4	4	4	83	83	92	97	95	352	349
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37	$20.70	$18.14	$16.43
Value at end of period	$31.72	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37	$20.70	$18.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	21	32	28	55	50
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.95	$11.46	$8.72	$8.34	$8.93	$7.32	$5.34	$8.76	$9.59	
Value at end of period	$12.43	$12.95	$11.46	$8.72	$8.34	$8.93	$7.32	$5.34	$8.76	
Number of accumulation units outstanding at end of period	13,372	17,018	21,133	22,958	28,222	70,966	17,347	134	6	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17	$10.26		
Value at end of period	$16.95	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17		
Number of accumulation units outstanding at end of period	35,201	46,533	56,748	83,154	67,440	17,882	6,653	3,415		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12	$15.17	$15.21	$13.67
Value at end of period	$20.98	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12	$15.17	$15.21
Number of accumulation units outstanding at end of period	79,451	103,207	116,289	314,284	369,791	379,554	1,405,638	248,848	249,295	232,217
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.22	$9.73	$9.56							
Value at end of period	$10.12	$10.22	$9.73							
Number of accumulation units outstanding at end of period	226,445	172,723	79,530							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91	$11.41	$10.72	$9.25
Value at end of period	$16.91	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91	$11.41	$10.72
Number of accumulation units outstanding at end of period	21,071	26,325	25,904	38,957	44,935	40,294	11,605	9,811	5,253	661
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.64	$22.13	$17.61	$14.70	$16.05	$14.36	$10.54	$17.10	$14.88	$12.52
Value at end of period	$23.64	$22.64	$22.13	$17.61	$14.70	$16.05	$14.36	$10.54	$17.10	$14.88
Number of accumulation units outstanding at end of period	110,663	134,768	143,805	210,200	220,524	217,611	149,704	139,487	104,832	65,794
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$20.95									
Value at end of period	$20.24									
Number of accumulation units outstanding at end of period	2,058									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84	$67.60	$50.94	$41.03
Value at end of period	$66.46	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84	$67.60	$50.94
Number of accumulation units outstanding at end of period	96,010	115,730	134,579	216,286	215,906	219,498	143,670	111,277	106,360	103,607
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35	$25.88	$24.55	$21.04
Value at end of period	$35.28	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35	$25.88	$24.55
Number of accumulation units outstanding at end of period	0	0	0	0	258	568	538	470	461	369

CFI 154

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$22.04	$21.62	$21.83	$19.39	$19.39	$17.01	$14.44	$16.97	$15.61	$14.64
Value at end of period	$21.36	$22.04	$21.62	$21.83	$19.39	$19.39	$17.01	$14.44	$16.97	$15.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	227	227	232	234
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.72	$21.37	$15.28	$13.06	$13.47	$11.01	$8.09	$13.13	$13.40	$11.76
Value at end of period	$22.13	$23.72	$21.37	$15.28	$13.06	$13.47	$11.01	$8.09	$13.13	$13.40
Number of accumulation units outstanding at end of period	59,324	62,838	68,079	46,866	53,134	57,247	46,806	56,609	45,506	15,401
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.28	$15.20	$13.18	$11.94	$12.27	$11.06	$9.19	$13.38	$12.33	$11.23
Value at end of period	$16.06	$16.28	$15.20	$13.18	$11.94	$12.27	$11.06	$9.19	$13.38	$12.33
Number of accumulation units outstanding at end of period	63,314	82,914	81,254	163,026	195,165	201,786	142,011	162,971	126,835	121,694
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$6.82									
Value at end of period	$5.42									
Number of accumulation units outstanding at end of period	216									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.27	$14.94	$16.60	$15.39	$13.90	$12.97	$11.05	$11.99	$10.94	$10.94
Value at end of period	$14.73	$15.27	$14.94	$16.60	$15.39	$13.90	$12.97	$11.05	$11.99	$10.94
Number of accumulation units outstanding at end of period	154,404	216,239	265,363	482,222	439,230	400,759	288,706	239,600	100,830	84,571
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.48	$8.63	$8.88	$7.99	$10.53	$9.16	$5.29	$12.76	$10.06	
Value at end of period	$6.28	$7.48	$8.63	$8.88	$7.99	$10.53	$9.16	$5.29	$12.76	
Number of accumulation units outstanding at end of period	47,014	60,306	68,567	146,900	171,313	177,578	163,138	106,502	79,218	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.97	$18.11	$16.30	$14.16	$14.53	$12.41	$7.80	$12.18	$11.61	$10.79
Value at end of period	$17.12	$17.97	$18.11	$16.30	$14.16	$14.53	$12.41	$7.80	$12.18	$11.61
Number of accumulation units outstanding at end of period	42,123	64,768	61,334	86,662	68,300	62,843	43,503	55,749	41,569	26,196
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$13.72	$13.59	$10.60	$8.76	$10.31	$8.32	$5.46	$9.96		
Value at end of period	$13.96	$13.72	$13.59	$10.60	$8.76	$10.31	$8.32	$5.46		
Number of accumulation units outstanding at end of period	31,954	20,787	23,918	44,881	40,921	32,025	3,193	2,311		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.00									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	61,159									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.78	$21.62	$21.33	$18.58	$19.19	$17.18	$14.57	$13.83	$12.58	$11.19
Value at end of period	$20.67	$21.78	$21.62	$21.33	$18.58	$19.19	$17.18	$14.57	$13.83	$12.58
Number of accumulation units outstanding at end of period	361,702	454,160	507,281	740,227	708,559	648,907	292,953	251,583	129,693	67,124
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.91	$11.38	$11.71	$11.15	$10.56	$9.93	$8.72	$9.96		
Value at end of period	$11.84	$11.91	$11.38	$11.71	$11.15	$10.56	$9.93	$8.72		
Number of accumulation units outstanding at end of period	43,982	54,183	55,975	85,105	89,164	78,642	53,288	24,007		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.60	$19.94	$15.02	$12.57	$13.33	$11.97	$8.97	$14.85	$13.51	$12.28
Value at end of period	$22.56	$21.60	$19.94	$15.02	$12.57	$13.33	$11.97	$8.97	$14.85	$13.51
Number of accumulation units outstanding at end of period	379,217	487,442	529,707	927,583	1,035,804	1,102,940	758,979	688,355	496,556	426,366

CFI 155

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.34	$3.68	$7.63	$8.76	$9.85					
Value at end of period	$2.43	$3.34	$3.68	$7.63	$8.76					
Number of accumulation units outstanding at end of period	33,511	74,233	35,846	63,903	34,967					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50	$21.74	$20.77	$19.05
Value at end of period	$27.11	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50	$21.74	$20.77
Number of accumulation units outstanding at end of period	375,251	386,823	420,303	509,261	579,153	711,836	983,558	803,014	996,955	1,129,840
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.65									
Value at end of period	$9.64									
Number of accumulation units outstanding at end of period	7,286									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86	$11.77	$10.91	$10.15
Value at end of period	$13.51	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86	$11.77	$10.91
Number of accumulation units outstanding at end of period	7,401	215,658	254,381	408,264	520,265	518,781	452,814	487,485	466,212	428,035
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.23									
Value at end of period	$9.75									
Number of accumulation units outstanding at end of period	31									
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.37									
Number of accumulation units outstanding at end of period	180,652									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15	$18.03	$16.93	$14.95
Value at end of period	$25.71	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15	$18.03	$16.93
Number of accumulation units outstanding at end of period	1,636,824	1,830,797	2,004,196	2,057,235	2,300,921	2,660,095	2,711,135	2,990,615	3,430,110	3,838,456
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90	$11.58	$11.35	$10.51
Value at end of period	$17.83	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90	$11.58	$11.35
Number of accumulation units outstanding at end of period	44,108	47,111	51,132	93,032	69,062	63,763	54,266	29,565	30,917	32,047
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.06	$30.17	$22.89	$20.17	$20.36	$18.02	$14.75	$23.70	$22.75	$20.03
Value at end of period	$34.06	$34.06	$30.17	$22.89	$20.17	$20.36	$18.02	$14.75	$23.70	$22.75
Number of accumulation units outstanding at end of period	231,271	254,006	280,990	663,926	722,676	804,575	485,099	595,014	707,223	790,125
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.12	$36.02	$26.99	$23.13	$23.60	$19.52	$14.95	$24.15	$23.08	$21.27
Value at end of period	$38.10	$39.12	$36.02	$26.99	$23.13	$23.60	$19.52	$14.95	$24.15	$23.08
Number of accumulation units outstanding at end of period	163,478	184,929	205,748	563,136	632,017	639,954	1,883,764	424,192	461,298	509,523
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.24	$26.05	$18.41	$16.52	$16.79	$13.78	$11.13	$16.91	$18.18	$16.11
Value at end of period	$26.14	$27.24	$26.05	$18.41	$16.52	$16.79	$13.78	$11.13	$16.91	$18.18
Number of accumulation units outstanding at end of period	119,734	139,402	151,326	341,962	386,222	390,762	203,368	209,995	257,974	286,766
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.15	$22.84	$23.06	$21.26	$19.94	$18.31	$16.55	$18.23	$17.35	$16.81
Value at end of period	$24.09	$24.15	$22.84	$23.06	$21.26	$19.94	$18.31	$16.55	$18.23	$17.35
Number of accumulation units outstanding at end of period	537,387	329,713	345,648	565,573	603,778	695,236	4,166,774	775,032	793,568	777,013

Condensed Financial Information (continued)

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during October 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$6.35	$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26
Value at end of period	$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26	$9.10
Number of accumulation units outstanding at end of period	760	99,216	131,553	135,054	114,778	78,444	70,467	59,283

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2011)

	2011	2012	2013	2014	2015
Value at beginning of period	$10.32	$10.34	$12.11	$15.73	$17.72
Value at end of period	$10.34	$12.11	$15.73	$17.72	$18.69
Number of accumulation units outstanding at end of period	520,953	512,821	422,232	638,608	653,440

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$9.39	$9.17	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90
Value at end of period	$9.17	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90	$13.16
Number of accumulation units outstanding at end of period	452,257	626,385	568,780	796,575	1,329,537	1,092,165	753,226	768,193	618,890

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.41	$12.19	$15.20	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88
Value at end of period	$12.19	$15.20	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88	$26.79
Number of accumulation units outstanding at end of period	21,491	24,144	36,423	40,540	64,503	112,532	128,066	150,017	130,085	116,587

VOYA MONEY MARKET PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$13.14	$13.67	$14.25	$14.50	$14.43	$14.34	$14.22	$14.11	$13.99	$13.87
Value at end of period	$13.67	$14.25	$14.50	$14.43	$14.34	$14.22	$14.11	$13.99	$13.87	$13.76
Number of accumulation units outstanding at end of period	502,169	745,229	931,952	2,663,562	1,027,800	962,863	775,269	520,334	476,255	418,772

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.03	$10.82	$11.31	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06
Value at end of period	$10.82	$11.31	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06	$15.87
Number of accumulation units outstanding at end of period	5,749	38,092	50,525	63,017	65,448	82,790	57,091	39,812	34,897	44,223

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.71	$12.57	$14.06	$14.52	$16.49	$21.58	$24.20
Value at end of period	$12.57	$14.06	$14.52	$16.49	$21.58	$24.20	$25.82
Number of accumulation units outstanding at end of period	6,997	17,174	26,639	41,107	24,280	38,229	26,374

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.18	$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49
Value at end of period	$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49	$15.68
Number of accumulation units outstanding at end of period	3,064	22,724	55,122	87,375	114,521	86,112	111,186	126,337

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.06	$11.86	$13.07	$13.03	$14.98	$19.53	$21.72
Value at end of period	$11.86	$13.07	$13.03	$14.98	$19.53	$21.72	$20.73
Number of accumulation units outstanding at end of period	2,500	14,150	17,663	19,806	19,856	25,041	28,899

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.41	$12.85	$16.04	$15.55	$17.81	$23.82	$26.24
Value at end of period	$12.85	$16.04	$15.55	$17.81	$23.82	$26.24	$25.82
Number of accumulation units outstanding at end of period	10,011	11,021	17,037	14,178	9,953	12,946	11,345

VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during June 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.14	$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17
Value at end of period	$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17	$16.55
Number of accumulation units outstanding at end of period	8,430	41,149	89,065	88,858	94,416	77,727	67,772	63,291

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.22	$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20
Value at end of period			$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20	$16.28
Number of accumulation units outstanding at end of period			4,718	28,053	87,502	98,853	93,430	82,384	71,889	55,898
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.14	$9.08	$9.91	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11
Value at end of period	$9.08	$9.91	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11	$17.79
Number of accumulation units outstanding at end of period	19,993	27,543	33,603	33,672	63,956	77,145	76,436	65,830	72,217	78,660
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.01	$28.96	$30.41	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37
Value at end of period	$28.96	$30.41	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37	$50.53
Number of accumulation units outstanding at end of period	199,461	184,068	179,454	167,456	208,726	201,089	183,198	88,990	77,999	69,116
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$10.94	$12.21	$12.67	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25
Value at end of period	$12.21	$12.67	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25	$15.11
Number of accumulation units outstanding at end of period	20,669	118,560	278,523	378,624	566,984	627,871	586,555	470,495	490,009	396,471
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.10	$12.56	$13.11	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98
Value at end of period	$12.56	$13.11	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98	$15.76
Number of accumulation units outstanding at end of period	8,501	165,297	293,654	395,959	380,933	350,483	286,876	232,790	238,315	190,230
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.31	$12.90	$13.53	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44
Value at end of period	$12.90	$13.53	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44	$16.15
Number of accumulation units outstanding at end of period	7,940	75,669	205,963	325,382	380,015	454,772	386,928	339,961	337,320	288,621
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period					$10.11	$11.55	$10.87	$12.45	$15.25	$16.06
Value at end of period					$11.55	$10.87	$12.45	$15.25	$16.06	$15.79
Number of accumulation units outstanding at end of period					75	3,879	6,499	8,777	12,060	13,042
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.00	$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59
Value at end of period			$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59	$12.43
Number of accumulation units outstanding at end of period			607	942	2,070	2,976	3,290	7,719	8,026	3,531
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.33	$11.00	$11.47	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42
Value at end of period	$11.00	$11.47	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42	$14.32
Number of accumulation units outstanding at end of period	140	44,500	22,488	21,320	89,473	89,840	85,713	89,600	76,994	218,081
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$7.67	$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52
Value at end of period			$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52	$12.37
Number of accumulation units outstanding at end of period			2,658	4,558	4,726	5,233	6,705	12,986	14,670	16,073
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.53	$17.77	$18.64	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01
Value at end of period	$17.77	$18.64	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01	$23.76
Number of accumulation units outstanding at end of period	38,641	47,464	61,179	58,985	57,599	59,962	65,165	50,138	52,698	40,994
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.04	$19.13	$19.92	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75
Value at end of period	$19.13	$19.92	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75	$24.25
Number of accumulation units outstanding at end of period	115,492	110,242	137,569	140,891	169,435	177,328	149,559	102,790	100,205	96,132

CFI 158

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.92	$22.61	$19.56	$17.37	$17.62	$15.86	$13.13	$19.04	$18.21	$16.52
Value at end of period	$23.58	$23.92	$22.61	$19.56	$17.37	$17.62	$15.86	$13.13	$19.04	$18.21
Number of accumulation units outstanding at end of period	38,968	59,910	65,457	81,174	84,516	91,534	87,162	92,821	90,782	75,524
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.51	$11.93	$12.35	$11.99	$11.28	$10.72	$10.21	$9.71		
Value at end of period	$12.43	$12.51	$11.93	$12.35	$11.99	$11.28	$10.72	$10.21		
Number of accumulation units outstanding at end of period	18,129	20,164	19,479	37,982	35,917	13,893	6,588	1,177		
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.44	$26.40	$20.27	$17.57	$18.30	$15.12	$11.24	$15.44	$16.03	$14.01
Value at end of period	$28.69	$29.44	$26.40	$20.27	$17.57	$18.30	$15.12	$11.24	$15.44	$16.03
Number of accumulation units outstanding at end of period	54,789	67,183	76,952	92,662	79,174	67,038	1,366,360	25,080	23,206	31,381
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.40	$30.35	$22.04	$18.58	$18.33	$14.61	$10.90	$18.71	$17.79	$15.57
Value at end of period	$29.56	$31.40	$30.35	$22.04	$18.58	$18.33	$14.61	$10.90	$18.71	$17.79
Number of accumulation units outstanding at end of period	88,611	115,506	131,576	194,465	234,209	233,223	1,172,882	167,687	120,294	116,579
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.07	$12.44	$12.07	$9.65	$10.26	$8.90	$6.71	$9.74		
Value at end of period	$13.75	$14.07	$12.44	$12.07	$9.65	$10.26	$8.90	$6.71		
Number of accumulation units outstanding at end of period	128,213	141,097	148,874	219,034	221,527	258,022	221,504	213,772		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.99	$13.20	$13.04	$11.38	$10.48	$8.26	$6.13	$10.06	$12.33	$10.05
Value at end of period	$17.34	$16.99	$13.20	$13.04	$11.38	$10.48	$8.26	$6.13	$10.06	$12.33
Number of accumulation units outstanding at end of period	187,278	224,084	245,796	398,169	345,317	340,318	182,569	131,923	59,647	32,919
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.58	$26.44	$19.79	$17.78	$18.81	$16.93	$12.97	$21.53	$20.85	$18.47
Value at end of period	$30.20	$29.58	$26.44	$19.79	$17.78	$18.81	$16.93	$12.97	$21.53	$20.85
Number of accumulation units outstanding at end of period	17,446	19,596	17,056	24,468	33,072	29,481	22,577	22,012	19,407	14,516
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73	$10.30	$10.09	$9.50
Value at end of period	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73	$10.30	$10.09
Number of accumulation units outstanding at end of period	25,450	17,346	16,681	16,883	24,662	13,659	8,131	6,609	1,962	429
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.52	$21.42	$15.88	$13.97	$15.83	$12.44	$9.01	$14.93	$13.15	$11.86
Value at end of period	$21.96	$22.52	$21.42	$15.88	$13.97	$15.83	$12.44	$9.01	$14.93	$13.15
Number of accumulation units outstanding at end of period	88,313	109,169	111,754	178,516	186,164	168,496	99,301	73,161	35,304	33,126
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.46	$19.83	$14.82	$12.59	$12.97	$11.36	$8.92	$14.16	$14.61	$12.72
Value at end of period	$20.01	$21.46	$19.83	$14.82	$12.59	$12.97	$11.36	$8.92	$14.16	$14.61
Number of accumulation units outstanding at end of period	70,335	83,032	94,022	178,077	192,605	174,898	143,053	146,396	177,164	210,807
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.59	$17.85	$14.40	$12.88	$13.13	$11.37	$9.69	$12.76	$12.42	$11.12
Value at end of period	$18.72	$18.59	$17.85	$14.40	$12.88	$13.13	$11.37	$9.69	$12.76	$12.42
Number of accumulation units outstanding at end of period	5,064	447,251	396,535	567,491	641,967	709,622	683,722	759,860	910,278	1,084,762
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.06	$17.46	$13.15	$11.58	$11.93	$10.70	$8.71	$12.95	$12.73	$11.07
Value at end of period	$18.34	$19.06	$17.46	$13.15	$11.58	$11.93	$10.70	$8.71	$12.95	$12.73
Number of accumulation units outstanding at end of period	47,912	36,353	42,525	54,916	70,195	68,347	55,430	41,382	28,159	18,828

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.44	$18.10	$24.85	$12.01	$20.42	$24.36	$19.74	$23.32	$21.79	$21.81
Value at end of period	$18.10	$24.85	$12.01	$20.42	$24.36	$19.74	$23.32	$21.79	$21.81	$18.21
Number of accumulation units outstanding at end of period	55,276	71,156	59,973	65,793	84,290	87,365	83,549	49,048	44,702	42,774
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.25	$17.62	$17.88	$11.87	$14.79	$18.03	$18.20	$21.66	$28.25	$32.21
Value at end of period	$17.62	$17.88	$11.87	$14.79	$18.03	$18.20	$21.66	$28.25	$32.21	$30.97
Number of accumulation units outstanding at end of period	49,540	55,300	63,941	58,394	68,712	69,870	82,359	67,543	64,891	58,032
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$13.10	$12.77	$8.87	$11.20	$14.07	$13.76	$16.20	$22.31	$23.97
Value at end of period	$13.10	$12.77	$8.87	$11.20	$14.07	$13.76	$16.20	$22.31	$23.97	$22.89
Number of accumulation units outstanding at end of period	6,724	9,661	10,255	12,595	17,864	24,633	41,836	37,725	45,111	41,225
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.18	$13.68	$15.07	$8.55	$12.34	$14.20	$12.94	$15.61	$19.68	$19.96
Value at end of period	$13.68	$15.07	$8.55	$12.34	$14.20	$12.94	$15.61	$19.68	$19.96	$20.61
Number of accumulation units outstanding at end of period	2,140,394	1,780,228	1,562,268	1,381,472	1,510,577	1,382,994	1,185,795	742,356	670,738	8,378
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.33	$10.60	$11.16	$7.81	$12.94	$15.27	$15.04	$17.32	$19.30	$19.20
Value at end of period	$10.60	$11.16	$7.81	$12.94	$15.27	$15.04	$17.32	$19.30	$19.20	$18.16
Number of accumulation units outstanding at end of period	152	10,869	19,694	37,649	47,779	82,899	93,907	115,502	125,539	89,851
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.96	$12.46	$12.90	$9.27	$12.25	$13.85	$14.13	$16.04	$19.43	$21.61
Value at end of period	$12.46	$12.90	$9.27	$12.25	$13.85	$14.13	$16.04	$19.43	$21.61	$22.54
Number of accumulation units outstanding at end of period	146,112	309,824	600,671	676,518	1,878,983	2,160,104	2,253,958	1,525,312	1,306,268	1,350,763
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.50	$12.04	$13.54	$7.63	$11.45	$14.59	$13.93	$15.52	$20.81	$23.07
Value at end of period	$12.04	$13.54	$7.63	$11.45	$14.59	$13.93	$15.52	$20.81	$23.07	$24.11
Number of accumulation units outstanding at end of period	1,236,769	1,097,828	985,769	906,219	868,037	722,973	626,492	476,948	441,390	8,135
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.21	$17.96	$18.35	$11.70	$14.50	$16.53	$16.24	$18.88	$24.28	$25.87
Value at end of period	$17.96	$18.35	$11.70	$14.50	$16.53	$16.24	$18.88	$24.28	$25.87	$23.88
Number of accumulation units outstanding at end of period	53,267	56,015	59,740	4,520,640	172,681	182,117	173,229	127,647	118,320	94,433
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.50	$23.04	$25.10	$14.38	$20.39	$23.62	$23.17	$27.32	$37.72	$40.66
Value at end of period	$23.04	$25.10	$14.38	$20.39	$23.62	$23.17	$27.32	$37.72	$40.66	$44.67
Number of accumulation units outstanding at end of period	339,737	336,596	321,691	854,178	469,522	448,410	402,708	192,543	180,920	179,130
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.46	$15.33	$18.32	$9.17	$12.52	$14.12	$12.27	$14.45	$16.38	$16.06
Value at end of period	$15.33	$18.32	$9.17	$12.52	$14.12	$12.27	$14.45	$16.38	$16.06	$15.78
Number of accumulation units outstanding at end of period	18,763	29,751	42,129	45,894	46,122	37,592	34,542	21,234	21,142	17,646
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.30	$8.26	$8.92	$7.78	$9.17	$10.94	$10.13
Value at end of period			$6.30	$8.26	$8.92	$7.78	$9.17	$10.94	$10.13	$9.71
Number of accumulation units outstanding at end of period			549,115	523,033	521,249	395,047	477,762	320,304	284,477	254,609
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$9.52	$11.09	$11.26	$6.73	$8.83	$9.44	$8.82	$10.65	$13.80	$13.30
Value at end of period	$11.09	$11.26	$6.73	$8.83	$9.44	$8.82	$10.65	$13.80	$13.30	$12.19
Number of accumulation units outstanding at end of period	9,080	26,158	36,305	46,004	60,870	77,511	72,726	69,690	69,780	54,426

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$12.23	$12.91	$10.64	$8.83	$10.42	$8.42	$5.67	$10.51	$10.39	
Value at end of period	$12.14	$12.23	$12.91	$10.64	$8.83	$10.42	$8.42	$5.67	$10.51	
Number of accumulation units outstanding at end of period	188,357	219,155	233,371	287,113	259,694	275,242	111,338	62,225	29,170	
WANGER SELECT										
Value at beginning of period	$22.04	$21.55	$16.15	$13.75	$16.85	$13.43	$8.15	$16.13	$14.87	$12.53
Value at end of period	$21.91	$22.04	$21.55	$16.15	$13.75	$16.85	$13.43	$8.15	$16.13	$14.87
Number of accumulation units outstanding at end of period	123,767	155,860	178,817	291,971	343,889	404,307	294,722	228,012	154,764	54,744
WANGER USA										
Value at beginning of period	$23.16	$22.29	$16.81	$14.12	$14.76	$12.07	$8.56	$14.31	$13.69	$12.80
Value at end of period	$22.82	$23.16	$22.29	$16.81	$14.12	$14.76	$12.07	$8.56	$14.31	$13.69
Number of accumulation units outstanding at end of period	78,578	94,434	110,916	150,414	183,421	179,661	145,350	115,162	95,012	52,587
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-4)										
Value at beginning of period	$20.08	$18.22	$13.94	$12.50	$11.78	$10.49	$8.89	$13.41	$13.01	$11.13
Value at end of period	$19.87	$20.08	$18.22	$13.94	$12.50	$11.78	$10.49	$8.89	$13.41	$13.01
Number of accumulation units outstanding at end of period	206,608	226,391	226,825	443,507	452,720	455,530	325,085	342,968	293,251	234,784
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$37.47	$35.20	$25.71	$22.85	$23.56	$19.38	$15.05	$22.24	$24.41	$20.27
Value at end of period	$35.46	$37.47	$35.20	$25.71	$22.85	$23.56	$19.38	$15.05	$22.24	$24.41
Number of accumulation units outstanding at end of period	55,199	67,657	74,900	125,164	130,373	150,993	108,555	102,484	80,955	69,703

TABLE 20

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.91	$20.13	$15.07	$13.24	$14.10	$12.98	$11.52			
Value at end of period	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10	$12.98			
Number of accumulation units outstanding at end of period	17	0	0	0	0	1,784	244			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.31	$14.43	$11.85	$10.76	$11.06	$9.63	$8.24			
Value at end of period	$16.09	$16.31	$14.43	$11.85	$10.76	$11.06	$9.63			
Number of accumulation units outstanding at end of period	1,389	1,235	2,742	2,223	2,167	6,226	3,101			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.83	$15.56	$12.10	$11.14	$11.03	$9.91	$8.16			
Value at end of period	$16.20	$16.83	$15.56	$12.10	$11.14	$11.03	$9.91			
Number of accumulation units outstanding at end of period	1,456	1,366	1,271	723	1,046	24,649	3,649			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.16	$11.95	$13.27	$12.55	$11.21	$10.72	$10.25			
Value at end of period	$11.79	$12.16	$11.95	$13.27	$12.55	$11.21	$10.72			
Number of accumulation units outstanding at end of period	884	3,298	4,556	8,560	11,764	10,947	4,263			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$28.08	$25.54	$17.81	$14.94	$17.16					
Value at end of period	$26.69	$28.08	$25.54	$17.81	$14.94					
Number of accumulation units outstanding at end of period	1,457	911	991	514	335					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.66	$11.88	$9.57	$7.70	$8.38	$7.99	$5.76	$9.46		
Value at end of period	$11.11	$11.66	$11.88	$9.57	$7.70	$8.38	$7.99	$5.76		
Number of accumulation units outstanding at end of period	2,926	1,490	6,136	1,297	908	4,946	834	366		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.54	$17.97	$12.55	$10.87	$11.74	$10.00				
Value at end of period	$17.36	$19.54	$17.97	$12.55	$10.87	$11.74				
Number of accumulation units outstanding at end of period	635	856	1,048	983	797	1,046				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.80									
Value at end of period	$10.08									
Number of accumulation units outstanding at end of period	3,420									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$24.21	$22.96	$17.38	$15.49	$15.73	$12.63	$11.89			
Value at end of period	$22.34	$24.21	$22.96	$17.38	$15.49	$15.73	$12.63			
Number of accumulation units outstanding at end of period	846	582	304	156	548	1,880	22			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.89	$17.39	$14.87	$13.58	$13.10	$11.79	$9.50	$13.95	$13.70	$12.71
Value at end of period	$18.31	$18.89	$17.39	$14.87	$13.58	$13.10	$11.79	$9.50	$13.95	$13.70
Number of accumulation units outstanding at end of period	2,853	3,122	3,159	5,099	10,814	10,652	8,762	9,421	9,762	15,580
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$14.33	$11.10	$10.87	$9.48	$8.65					
Value at end of period	$14.91	$14.33	$11.10	$10.87	$9.48					
Number of accumulation units outstanding at end of period	2,387	2,043	367	383	16					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.84	$12.50	$9.64	$8.46	$9.00	$7.81	$6.19	$8.12		
Value at end of period	$13.41	$13.84	$12.50	$9.64	$8.46	$9.00	$7.81	$6.19		
Number of accumulation units outstanding at end of period	124	111	89	0	0	2,732	0	514		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.84	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09	$8.48		
Value at end of period	$14.89	$15.84	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09		
Number of accumulation units outstanding at end of period	363	349	3	0	0	2,327	276	173		
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.04	$20.78	$17.45	$14.77	$17.25	$15.91	$11.54	$19.59	$16.63	$13.77
Value at end of period	$19.70	$20.04	$20.78	$17.45	$14.77	$17.25	$15.91	$11.54	$19.59	$16.63
Number of accumulation units outstanding at end of period	21,890	20,871	21,864	19,995	12,667	87,916	62,563	48,358	27,275	17,567
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.14	$30.78	$23.65	$20.50	$21.22	$18.27	$13.58	$23.85	$20.46	$18.48
Value at end of period	$34.07	$34.14	$30.78	$23.65	$20.50	$21.22	$18.27	$13.58	$23.85	$20.46
Number of accumulation units outstanding at end of period	112,062	124,531	131,553	143,636	102,144	238,209	219,597	217,736	209,353	216,615

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.40	$20.79	$16.37	$14.08	$14.07	$12.33	$9.56	$16.82	$16.71	$14.03
Value at end of period	$21.32	$22.40	$20.79	$16.37	$14.08	$14.07	$12.33	$9.56	$16.82	$16.71
Number of accumulation units outstanding at end of period	12,555	13,128	14,664	17,857	22,647	59,877	56,842	57,482	52,643	71,702
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.89	$20.75	$15.36	$13.51	$13.61	$11.06	$8.70	$16.61	$13.20	$12.47
Value at end of period	$24.32	$22.89	$20.75	$15.36	$13.51	$13.61	$11.06	$8.70	$16.61	$13.20
Number of accumulation units outstanding at end of period	11,832	14,164	15,664	26,912	32,500	66,372	64,537	71,974	65,734	97,269
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.15	$18.83	$14.57	$12.17	$14.83	$13.23	$10.55	$18.94	$16.29	$13.92
Value at end of period	$17.62	$17.15	$18.83	$14.57	$12.17	$14.83	$13.23	$10.55	$18.94	$16.29
Number of accumulation units outstanding at end of period	3,855	4,365	4,206	4,776	6,354	7,593	7,627	11,257	11,860	16,029
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.27	$29.36	$21.75	$18.54	$19.43	$15.29	$11.95	$18.00	$18.60	$16.05
Value at end of period	$26.86	$29.27	$29.36	$21.75	$18.54	$19.43	$15.29	$11.95	$18.00	$18.60
Number of accumulation units outstanding at end of period	2,590	6,341	6,359	4,065	4,097	23,197	19,174	17,373	15,469	10,085
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.48	$13.41	$10.30	$8.87	$9.12	$8.08	$6.11	$9.19		
Value at end of period	$14.83	$14.48	$13.41	$10.30	$8.87	$9.12	$8.08	$6.11		
Number of accumulation units outstanding at end of period	1,234	360	116	0	0	61,687	28,551	8,431		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.47	$17.84	$13.93	$12.74	$13.71	$12.29	$12.15			
Value at end of period	$17.52	$18.47	$17.84	$13.93	$12.74	$13.71	$12.29			
Number of accumulation units outstanding at end of period	0	0	0	21	127	2,333	2			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.76	$50.03	$36.02	$37.17						
Value at end of period	$55.95	$53.76	$50.03	$36.02						
Number of accumulation units outstanding at end of period	263	264	259	257						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.07	$15.00	$11.71	$10.37	$10.47	$9.65	$7.59	$10.96	$10.23	$8.84
Value at end of period	$15.01	$16.07	$15.00	$11.71	$10.37	$10.47	$9.65	$7.59	$10.96	$10.23
Number of accumulation units outstanding at end of period	11,889	12,133	15,116	12,522	6,563	12,998	11,527	9,414	10,643	10,710
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.78	$31.41	$26.38	$23.43	$23.26	$21.65	$17.36	$20.81	$19.00	$17.43
Value at end of period	$33.69	$33.78	$31.41	$26.38	$23.43	$23.26	$21.65	$17.36	$20.81	$19.00
Number of accumulation units outstanding at end of period	60	61	61	61	61	354	676	675	676	749
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.43	$29.98	$22.85	$19.66	$20.12	$16.13	$11.24	$20.15	$16.67	$14.53
Value at end of period	$34.47	$33.43	$29.98	$22.85	$19.66	$20.12	$16.13	$11.24	$20.15	$16.67
Number of accumulation units outstanding at end of period	28	28	28	28	28	166	317	317	318	423
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$23.40	$22.50	$22.73	$21.18	$20.02	$18.71	$16.67	$15.87	$15.04	
Value at end of period	$23.24	$23.40	$22.50	$22.73	$21.18	$20.02	$18.71	$16.67	$15.87	
Number of accumulation units outstanding at end of period	0	0	0	0	0	179	141	98	49	
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.32	$17.21	$13.52	$11.36	$13.29	$11.58	$8.48	$15.47	$14.24	$11.87
Value at end of period	$17.74	$18.32	$17.21	$13.52	$11.36	$13.29	$11.58	$8.48	$15.47	$14.24
Number of accumulation units outstanding at end of period	57	57	57	57	57	336	640	640	640	566

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$11.26	$12.62	$14.40	$8.60	$11.62	$13.19	$12.38	$14.55	$18.79	$21.04
Value at end of period	$12.62	$14.40	$8.60	$11.62	$13.19	$12.38	$14.55	$18.79	$21.04	$21.97
Number of accumulation units outstanding at end of period	526	394	394	394	207	35	35	35	35	35
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$10.28	$8.76	$5.33	$7.31	$8.92	$8.32	$8.69	$11.43	$12.90
Value at end of period		$8.76	$5.33	$7.31	$8.92	$8.32	$8.69	$11.43	$12.90	$12.37
Number of accumulation units outstanding at end of period		9	671	0	0	0	0	0	411	411
LKCM AQUINAS GROWTH FUND										
Value at beginning of period	$11.01	$10.87	$12.15	$8.06	$10.38	$12.00	$12.07	$13.22	$16.60	$16.66
Value at end of period	$10.87	$12.15	$8.06	$10.38	$12.00	$12.07	$13.22	$16.60	$16.66	$16.87
Number of accumulation units outstanding at end of period	16,844	0	0	0	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.42	$7.17	$9.13	$11.29	$10.98	$12.63	$16.97	$17.67
Value at end of period			$7.17	$9.13	$11.29	$10.98	$12.63	$16.97	$17.67	$16.89
Number of accumulation units outstanding at end of period			289	439	1,157	2,655	2,663	3,114	257	256
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.64	$15.17	$15.12	$9.09	$11.40	$14.17	$13.48	$15.30	$19.77	$21.85
Value at end of period	$15.17	$15.12	$9.09	$11.40	$14.17	$13.48	$15.30	$19.77	$21.85	$20.83
Number of accumulation units outstanding at end of period	31,190	34,649	39,703	42,976	46,985	8,788	6,793	5,521	5,195	3,907
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$9.20	$10.72	$11.40	$6.90	$8.92	$10.83	$10.41	$11.42	$15.62	$17.07
Value at end of period	$10.72	$11.40	$6.90	$8.92	$10.83	$10.41	$11.42	$15.62	$17.07	$16.82
Number of accumulation units outstanding at end of period	13	366	3,155	4,614	5,820	956	478	1,185	484	478
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$12.51	$14.86	$17.07	$10.51	$14.32	$16.00	$14.65	$17.53	$22.03	$22.52
Value at end of period	$14.86	$17.07	$10.51	$14.32	$16.00	$14.65	$17.53	$22.03	$22.52	$23.51
Number of accumulation units outstanding at end of period	6,167	7,183	11,733	11,815	12,906	2,951	2,867	3,349	3,737	4,414
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$40.92	$50.77	$67.35	$34.69	$62.48	$78.63	$63.82	$76.43	$82.08	$77.43
Value at end of period	$50.77	$67.35	$34.69	$62.48	$78.63	$63.82	$76.43	$82.08	$77.43	$65.95
Number of accumulation units outstanding at end of period	13,280	28,850	25,538	24,570	26,964	6,336	6,026	4,658	3,255	1,892
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$11.75	$13.39	$13.11	$8.08	$10.98	$13.43	$13.02	$15.22	$21.28	$23.60
Value at end of period	$13.39	$13.11	$8.08	$10.98	$13.43	$13.02	$15.22	$21.28	$23.60	$22.01
Number of accumulation units outstanding at end of period	1,228	3,567	3,898	4,593	5,216	3,594	3,074	4,476	5,228	4,792
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.20	$12.29	$13.33	$9.15	$11.01	$12.21	$11.88	$13.10	$15.10	$16.16
Value at end of period	$12.29	$13.33	$9.15	$11.01	$12.21	$11.88	$13.10	$15.10	$16.16	$15.93
Number of accumulation units outstanding at end of period	5,840	13,490	23,113	28,380	35,451	16,004	7,822	8,621	5,584	5,546
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.93	$10.93	$11.97	$11.03	$12.93	$13.86	$15.34	$16.53	$14.87	$15.19
Value at end of period	$10.93	$11.97	$11.03	$12.93	$13.86	$15.34	$16.53	$14.87	$15.19	$14.65
Number of accumulation units outstanding at end of period	10,465	22,183	38,861	46,670	59,406	16,471	15,272	15,383	11,614	10,994
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$11.08	$12.76	$5.28	$9.15	$10.51	$7.98	$8.85	$8.60	$7.45
Value at end of period		$12.76	$5.28	$9.15	$10.51	$7.98	$8.85	$8.60	$7.45	$6.25
Number of accumulation units outstanding at end of period		7,305	12,834	11,221	11,497	2,431	1,969	2,464	2,082	1,471

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$18.02	$16.23	$14.11	$14.48	$12.38	$7.78	$12.16	$11.59	$10.78
Value at end of period	$17.02	$17.87	$18.02	$16.23	$14.11	$14.48	$12.38	$7.78	$12.16	$11.59
Number of accumulation units outstanding at end of period	3,332	3,570	2,451	2,550	2,758	33,297	29,339	26,037	14,454	4,874
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$13.68	$13.55	$10.57	$8.74	$10.30	$8.31	$5.46	$9.88		
Value at end of period	$13.91	$13.68	$13.55	$10.57	$8.74	$10.30	$8.31	$5.46		
Number of accumulation units outstanding at end of period	323	72	72	72	584	10,709	4,016	1,374		
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$32.28	$32.07	$31.65	$27.58	$28.51	$25.53	$21.67	$20.57	$18.73	$16.66
Value at end of period	$30.63	$32.28	$32.07	$31.65	$27.58	$28.51	$25.53	$21.67	$20.57	$18.73
Number of accumulation units outstanding at end of period	4,151	4,412	5,553	4,893	8,695	54,530	40,252	38,562	32,448	10,989
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.87	$11.35	$11.68	$11.13	$10.55	$9.92	$8.71	$9.68		
Value at end of period	$11.79	$11.87	$11.35	$11.68	$11.13	$10.55	$9.92	$8.71		
Number of accumulation units outstanding at end of period	198	733	413	208	97	3,960	2,405	962		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.82	$13.49	$12.27
Value at end of period	$22.43	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.82	$13.49
Number of accumulation units outstanding at end of period	26,326	28,649	33,748	37,654	13,592	192,233	156,731	125,482	100,471	56,291
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$3.33	$3.67	$7.63	$8.75	$10.51					
Value at end of period	$2.42	$3.33	$3.67	$7.63	$8.75					
Number of accumulation units outstanding at end of period	2,123	763	251	510	460					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.08	$19.07	$16.49	$14.64	$14.97	$13.24	$11.20	$15.72	$15.03	$13.79
Value at end of period	$19.53	$20.08	$19.07	$16.49	$14.64	$14.97	$13.24	$11.20	$15.72	$15.03
Number of accumulation units outstanding at end of period	77,687	88,395	94,511	115,055	72,857	186,608	178,075	183,469	201,892	177,825
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.17	$14.23	$14.96	$13.99	$13.61	$11.86	$9.84	$11.75	$10.90	$10.14
Value at end of period	$13.43	$14.17	$14.23	$14.96	$13.99	$13.61	$11.86	$9.84	$11.75	$10.90
Number of accumulation units outstanding at end of period	10,674	15,552	18,487	22,159	22,164	78,531	67,604	73,247	74,382	62,147
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	11,796									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.80	$15.31	$11.82	$10.31	$10.43	$9.22	$7.14	$11.55	$10.86	$9.59
Value at end of period	$16.41	$16.80	$15.31	$11.82	$10.31	$10.43	$9.22	$7.14	$11.55	$10.86
Number of accumulation units outstanding at end of period	90,106	95,255	109,590	129,851	197,096	307,382	266,125	279,405	280,190	338,058
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.27	$18.22	$17.41	$15.40	$14.88	$13.15	$8.88	$11.57	$11.34	$10.51
Value at end of period	$17.74	$18.27	$18.22	$17.41	$15.40	$14.88	$13.15	$8.88	$11.57	$11.34
Number of accumulation units outstanding at end of period	669	647	852	777	914	2,644	3,247	4,417	2,866	1,758
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.77	$19.29	$14.65	$12.91	$13.04	$11.55	$9.46	$15.20	$14.60	$12.86
Value at end of period	$21.76	$21.77	$19.29	$14.65	$12.91	$13.04	$11.55	$9.46	$15.20	$14.60
Number of accumulation units outstanding at end of period	26,793	30,088	31,567	32,402	49,281	104,993	113,038	116,681	146,945	135,541

CFI 165

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$38.80	$35.73	$26.80	$22.97	$23.45	$19.41	$14.87	$24.03	$22.98	$21.19
Value at end of period	$37.76	$38.80	$35.73	$26.80	$22.97	$23.45	$19.41	$14.87	$24.03	$22.98
Number of accumulation units outstanding at end of period	40,274	43,851	49,853	56,306	44,199	56,445	52,695	57,438	75,946	67,609
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.01	$25.85	$18.28	$16.41	$16.68	$13.70	$11.07	$16.82	$18.10	$16.05
Value at end of period	$25.91	$27.01	$25.85	$18.28	$16.41	$16.68	$13.70	$11.07	$16.82	$18.10
Number of accumulation units outstanding at end of period	37,236	41,455	43,391	46,476	47,531	50,009	50,732	56,988	69,764	54,260
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.09	$19.95	$20.16	$18.59	$17.45	$16.03	$14.49	$15.98	$15.21	$14.75
Value at end of period	$21.03	$21.09	$19.95	$20.16	$18.59	$17.45	$16.03	$14.49	$15.98	$15.21
Number of accumulation units outstanding at end of period	47,912	37,381	38,780	49,600	37,958	77,947	74,366	82,848	100,361	86,965
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.23	$9.90	$8.23	$6.99	$8.03	$7.52	$5.93	$8.95		
Value at end of period	$9.07	$9.23	$9.90	$8.23	$6.99	$8.03	$7.52	$5.93		
Number of accumulation units outstanding at end of period	3,946	4,301	4,403	4,784	8,800	22,804	13,889	1,528		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.68	$15.70	$12.10	$10.34	$10.32					
Value at end of period	$18.64	$17.68	$15.70	$12.10	$10.34					
Number of accumulation units outstanding at end of period	19,301	22,687	9,922	12,489	22,840					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.83	$12.68	$9.78	$8.60	$8.38	$7.09	$6.35	$9.17	$9.38	
Value at end of period	$13.10	$13.83	$12.68	$9.78	$8.60	$8.38	$7.09	$6.35	$9.17	
Number of accumulation units outstanding at end of period	27,810	30,846	24,281	13,002	16,038	144,296	126,610	100,144	77,332	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.70	$24.75	$18.92	$16.72	$16.96	$13.13	$9.37	$15.15	$12.16	$11.38
Value at end of period	$26.60	$26.70	$24.75	$18.92	$16.72	$16.96	$13.13	$9.37	$15.15	$12.16
Number of accumulation units outstanding at end of period	8,282	8,975	10,135	2,931	2,449	23,982	15,536	10,458	2,968	2,667
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.70	$12.82	$12.93	$13.04	$13.16	$13.25	$13.32	$13.09	$12.56	$12.09
Value at end of period	$12.59	$12.70	$12.82	$12.93	$13.04	$13.16	$13.25	$13.32	$13.09	$12.56
Number of accumulation units outstanding at end of period	50,846	71,832	73,733	71,661	67,860	122,127	148,503	201,556	140,725	85,411
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.99	$13.99	$10.81	$9.87	$10.40	$9.04	$7.33	$11.30	$10.82	$10.02
Value at end of period	$15.79	$15.99	$13.99	$10.81	$9.87	$10.40	$9.04	$7.33	$11.30	$10.82
Number of accumulation units outstanding at end of period	976	713	811	848	2,583	4,254	3,976	5,149	4,466	861
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.13	$21.53	$16.46	$14.51	$14.05	$12.56	$10.71			
Value at end of period	$25.74	$24.13	$21.53	$16.46	$14.51	$14.05	$12.56			
Number of accumulation units outstanding at end of period	624	525	1,408	1,408	5,121	5,426	1,197			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.43	$13.79	$10.54	$9.20	$9.05	$8.14	$6.64	$8.95		
Value at end of period	$15.62	$15.43	$13.79	$10.54	$9.20	$9.05	$8.14	$6.64		
Number of accumulation units outstanding at end of period	488	663	4,070	2,995	10,391	4,273	8,501	3,219		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85	$10.06			
Value at end of period	$20.66	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85			
Number of accumulation units outstanding at end of period	367	351	302	281	256	552	259			

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85	$11.41			
Value at end of period	$25.73	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85			
Number of accumulation units outstanding at end of period	861	1,522	1,285	2,835	2,835	2,065	1,732			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.12	$15.33	$11.52	$9.93	$10.22	$9.35				
Value at end of period	$16.49	$17.12	$15.33	$11.52	$9.93	$10.22				
Number of accumulation units outstanding at end of period	25	10	10	10	10	227				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$17.14	$16.48	$11.99	$10.42	$10.95	$8.74	$5.81			
Value at end of period	$16.21	$17.14	$16.48	$11.99	$10.42	$10.95	$8.74			
Number of accumulation units outstanding at end of period	337	35	30	1,923	1,918	1,506	2,015			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.99	$17.19	$12.47	$10.92	$10.93	$8.33	$6.42	$9.88	$9.06	$8.12
Value at end of period	$17.67	$17.99	$17.19	$12.47	$10.92	$10.93	$8.33	$6.42	$9.88	$9.06
Number of accumulation units outstanding at end of period	563	1,295	1,119	1,125	1,414	6,340	5,325	4,579	1,553	1,065
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.31	$33.45	$24.50	$21.59	$22.34	$18.12	$14.33	$20.98	$19.99	$17.27
Value at end of period	$34.72	$35.31	$33.45	$24.50	$21.59	$22.34	$18.12	$14.33	$20.98	$19.99
Number of accumulation units outstanding at end of period	25,770	26,181	30,774	32,492	10,780	22,782	20,351	19,452	22,423	27,545
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.18	$14.51	$12.58	$11.19	$11.66	$10.34	$8.29	$12.65	$12.20	$10.93
Value at end of period	$15.03	$15.18	$14.51	$12.58	$11.19	$11.66	$10.34	$8.29	$12.65	$12.20
Number of accumulation units outstanding at end of period	14,789	25,251	33,807	26,424	27,622	57,814	55,673	50,385	28,205	41,051
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.90	$15.18	$12.73	$11.16	$11.80	$10.40	$8.17	$13.09	$12.55	$11.09
Value at end of period	$15.68	$15.90	$15.18	$12.73	$11.16	$11.80	$10.40	$8.17	$13.09	$12.55
Number of accumulation units outstanding at end of period	15,629	17,522	17,069	17,515	26,337	100,990	77,040	76,062	29,796	17,858
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.36	$15.56	$12.72	$11.11	$11.82	$10.36	$8.05	$13.51	$12.89	$11.30
Value at end of period	$16.06	$16.36	$15.56	$12.72	$11.11	$11.82	$10.36	$8.05	$13.51	$12.89
Number of accumulation units outstanding at end of period	10,031	10,273	11,119	11,639	11,737	35,152	25,893	21,630	8,193	9,507
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$16.03	$15.22	$12.43	$10.86	$10.67					
Value at end of period	$15.74	$16.03	$15.22	$12.43	$10.86					
Number of accumulation units outstanding at end of period	2,125	2,105	1,697	616	36					
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$12.55	$11.91	$10.39	$9.22	$9.54	$8.54	$6.93	$9.24		
Value at end of period	$12.38	$12.55	$11.91	$10.39	$9.22	$9.54	$8.54	$6.93		
Number of accumulation units outstanding at end of period	1,611	1,509	1,770	1,638	1,421	1,238	778	157		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.35	$13.70	$12.92	$11.88	$11.94	$10.99	$9.46	$11.46	$10.99	$10.38
Value at end of period	$14.24	$14.35	$13.70	$12.92	$11.88	$11.94	$10.99	$9.46	$11.46	$10.99
Number of accumulation units outstanding at end of period	12,647	7,467	6,363	5,132	4,132	3,324	2,104	713	5,658	8,586
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$12.48	$12.22								
Value at end of period	$12.32	$12.48								
Number of accumulation units outstanding at end of period	0	2,497								

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.98	$13.94	$14.62	$11.07	$12.94	$14.24	$14.36	$15.99	$17.76	$18.77
Value at end of period	$13.94	$14.62	$11.07	$12.94	$14.24	$14.36	$15.99	$17.76	$18.77	$18.56
Number of accumulation units outstanding at end of period	3,859	5,817	7,714	7,254	6,872	27,964	1,381	1,378	1,256	1,256
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.98	$13.44	$13.99	$8.86	$11.00	$12.33	$11.86	$13.52	$16.39	$17.31
Value at end of period	$13.44	$13.99	$8.86	$11.00	$12.33	$11.86	$13.52	$16.39	$17.31	$16.96
Number of accumulation units outstanding at end of period	24,535	21,401	26,263	23,921	24,487	18,683	15,771	14,654	10,446	10,396
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.27	$13.52	$14.13	$9.73	$11.75	$13.05	$12.86	$14.48	$16.73	$17.69
Value at end of period	$13.52	$14.13	$9.73	$11.75	$13.05	$12.86	$14.48	$16.73	$17.69	$17.43
Number of accumulation units outstanding at end of period	11,345	23,631	19,694	18,737	15,938	12,883	12,595	12,810	15,406	13,650
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period			$10.22	$10.21	$10.71	$11.27	$11.97	$12.32	$11.90	$12.47
Value at end of period			$10.21	$10.71	$11.27	$11.97	$12.32	$11.90	$12.47	$12.38
Number of accumulation units outstanding at end of period			594	5,986	6,521	5,619	1,171	131	3,094	4,509
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period							$12.42	$13.96	$18.27	$20.52
Value at end of period							$13.96	$18.27	$20.52	$20.56
Number of accumulation units outstanding at end of period							20,071	20,768	19,294	16,136
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.98	$16.00	$15.39	$11.20	$15.06	$18.22	$17.48	$20.16	$26.25	$29.26
Value at end of period	$16.00	$15.39	$11.20	$15.06	$18.22	$17.48	$20.16	$26.25	$29.26	$28.49
Number of accumulation units outstanding at end of period	1,721	1,031	1,458	1,619	3,355	511	122	30	4	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.54	$17.75	$18.66	$10.86	$14.56	$18.25	$18.49	$21.93	$30.17	$31.20
Value at end of period	$17.75	$18.66	$10.86	$14.56	$18.25	$18.49	$21.93	$30.17	$31.20	$29.36
Number of accumulation units outstanding at end of period	15,082	29,714	26,245	26,624	33,234	19,458	14,990	17,436	16,766	14,949
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.71	$8.89	$10.25	$9.64	$12.04	$12.40	$14.02
Value at end of period			$6.71	$8.89	$10.25	$9.64	$12.04	$12.40	$14.02	$13.70
Number of accumulation units outstanding at end of period			25,364	16,447	19,024	11,256	12,274	9,921	13,890	13,269
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.34	$12.33	$10.05	$6.12	$8.25	$10.46	$11.35	$13.00	$13.14	$16.92
Value at end of period	$12.33	$10.05	$6.12	$8.25	$10.46	$11.35	$13.00	$13.14	$16.92	$17.26
Number of accumulation units outstanding at end of period	1,950	7,157	9,896	9,315	8,145	2,322	3,590	5,083	6,449	5,138
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.43	$20.79	$21.46	$12.93	$16.86	$18.73	$17.69	$19.68	$26.28	$29.38
Value at end of period	$20.79	$21.46	$12.93	$16.86	$18.73	$17.69	$19.68	$26.28	$29.38	$29.99
Number of accumulation units outstanding at end of period	1,335	2,081	3,217	2,292	2,537	2,061	2,114	1,366	1,371	1,355
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period		$10.31	$10.30	$6.73	$8.31	$10.32	$9.95	$11.27	$15.63	$16.16
Value at end of period		$10.30	$6.73	$8.31	$10.32	$9.95	$11.27	$15.63	$16.16	$15.54
Number of accumulation units outstanding at end of period		321	2,466	3,127	3,794	151	158	164	547	354
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.85	$13.14	$14.91	$8.99	$12.41	$15.78	$13.93	$15.82	$21.33	$22.41
Value at end of period	$13.14	$14.91	$8.99	$12.41	$15.78	$13.93	$15.82	$21.33	$22.41	$21.85
Number of accumulation units outstanding at end of period	1,196	4,969	4,810	4,459	5,441	991	706	761	947	1,058

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.33	$19.72	$14.74	$12.53	$12.92	$11.32	$8.89	$14.12	$14.58	$12.69
Value at end of period	$19.87	$21.33	$19.72	$14.74	$12.53	$12.92	$11.32	$8.89	$14.12	$14.58
Number of accumulation units outstanding at end of period	35,151	36,753	38,234	43,190	43,309	51,409	51,500	48,408	50,042	35,210
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.16	$17.75	$14.33	$12.82	$13.08	$11.75	$9.66	$12.72	$12.40	$11.10
Value at end of period	$18.60	$19.16	$17.75	$14.33	$12.82	$13.08	$11.75	$9.66	$12.72	$12.40
Number of accumulation units outstanding at end of period	12,970	16,268	13,104	18,986	26,491	55,501	51,757	54,955	49,867	65,226
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.97	$17.38	$13.10	$11.54	$11.90	$10.67	$8.69	$12.94	$12.72	$11.07
Value at end of period	$18.25	$18.97	$17.38	$13.10	$11.54	$11.90	$10.67	$8.69	$12.94	$12.72
Number of accumulation units outstanding at end of period	694	864	961	961	1,053	7,703	7,071	8,324	4,845	3,214
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.70	$21.70	$23.23	$19.68	$24.29	$20.38	$11.99	$24.82	$18.08	$13.44
Value at end of period	$18.11	$21.70	$21.70	$23.23	$19.68	$24.29	$20.38	$11.99	$24.82	$18.08
Number of accumulation units outstanding at end of period	2,267	3,240	4,027	6,272	6,290	13,436	13,325	14,870	12,372	7,003
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.00	$28.08	$21.54	$18.11	$17.95	$14.73	$11.83	$17.83	$17.58	$15.22
Value at end of period	$30.76	$32.00	$28.08	$21.54	$18.11	$17.95	$14.73	$11.83	$17.83	$17.58
Number of accumulation units outstanding at end of period	8,438	8,585	10,396	10,162	9,427	18,805	16,714	17,365	16,638	11,185
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.86	$22.22	$16.13	$13.72	$14.03	$11.17	$8.85	$12.75	$13.09	$11.32
Value at end of period	$22.77	$23.86	$22.22	$16.13	$13.72	$14.03	$11.17	$8.85	$12.75	$13.09
Number of accumulation units outstanding at end of period	941	675	620	397	448	721	597	1,331	595	334
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.84	$19.56	$15.53	$12.88	$14.14	$12.29	$8.89	$15.03	$14.23	$12.17
Value at end of period	$20.47	$19.84	$19.56	$15.53	$12.88	$14.14	$12.29	$8.89	$15.03	$14.23
Number of accumulation units outstanding at end of period	87,528	93,242	101,861	116,938	92,366	162,327	154,655	151,270	171,121	176,432
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.12	$19.22	$17.27	$14.99	$15.24	$12.92	$7.80	$11.15	$10.60	$10.17
Value at end of period	$18.07	$19.12	$19.22	$17.27	$14.99	$15.24	$12.92	$7.80	$11.15	$10.60
Number of accumulation units outstanding at end of period	1,639	1,995	1,807	1,652	1,439	3,065	824	2,474	749	29
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.51	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45	$10.96
Value at end of period	$22.42	$21.51	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45
Number of accumulation units outstanding at end of period	20,620	18,100	19,536	14,914	11,329	146,179	107,774	101,481	64,222	29,611
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.69	$21.38	$15.96	$13.86	$14.53	$11.41	$7.86	$13.95	$12.42	$11.48
Value at end of period	$23.95	$23.69	$21.38	$15.96	$13.86	$14.53	$11.41	$7.86	$13.95	$12.42
Number of accumulation units outstanding at end of period	18,877	22,276	25,090	32,317	52,401	76,196	73,974	78,804	74,484	97,619
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.76	$24.19	$18.81	$16.19	$16.49	$14.47	$11.68	$18.33	$17.95	$15.21
Value at end of period	$23.76	$25.76	$24.19	$18.81	$16.19	$16.49	$14.47	$11.68	$18.33	$17.95
Number of accumulation units outstanding at end of period	3,280	3,569	3,758	3,335	3,385	15,057	12,594	17,037	15,623	7,735
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.15	$26.13	$18.93	$16.07	$16.39	$14.15	$9.99	$17.44	$16.01	$14.26
Value at end of period	$30.91	$28.15	$26.13	$18.93	$16.07	$16.39	$14.15	$9.99	$17.44	$16.01
Number of accumulation units outstanding at end of period	23,235	22,139	20,363	17,689	6,582	19,136	21,841	22,562	18,688	26,958
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.99	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30	$15.31	$12.46
Value at end of period	$15.69	$15.99	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30	$15.31
Number of accumulation units outstanding at end of period	1,260	1,475	322	639	387	5,780	5,312	4,854	794	448

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.30	$8.25	$8.90	$7.77	$9.15	$10.91	$10.10
Value at end of period			$6.30	$8.25	$8.90	$7.77	$9.15	$10.91	$10.10	$9.67
Number of accumulation units outstanding at end of period			31,936	33,496	33,476	21,567	8,477	6,902	4,742	5,187
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$9.40	$11.08	$11.25	$6.72	$8.82	$9.42	$8.80	$10.62	$13.74	$13.24
Value at end of period	$11.08	$11.25	$6.72	$8.82	$9.42	$8.80	$10.62	$13.74	$13.24	$12.13
Number of accumulation units outstanding at end of period	168	491	1,984	889	1,086	712	795	629	638	494
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$10.83	$10.50	$5.66	$8.41	$10.41	$8.80	$10.61	$12.86	$12.19
Value at end of period		$10.50	$5.66	$8.41	$10.41	$8.80	$10.61	$12.86	$12.19	$12.09
Number of accumulation units outstanding at end of period		791	2,310	4,078	8,038	2,447	2,199	1,978	1,754	2,475
WANGER SELECT										
Value at beginning of period	$12.52	$14.85	$16.10	$8.13	$13.39	$16.79	$13.70	$16.08	$21.45	$21.93
Value at end of period	$14.85	$16.10	$8.13	$13.39	$16.79	$13.70	$16.08	$21.45	$21.93	$21.78
Number of accumulation units outstanding at end of period	3,261	19,435	17,196	16,337	27,833	2,156	2,144	2,008	1,349	1,360
WANGER USA										
Value at beginning of period	$12.79	$13.67	$14.28	$8.54	$12.03	$14.71	$14.07	$16.73	$22.18	$23.03
Value at end of period	$13.67	$14.28	$8.54	$12.03	$14.71	$14.07	$16.73	$22.18	$23.03	$22.69
Number of accumulation units outstanding at end of period	3,181	5,049	4,954	3,960	10,591	2,802	2,935	376	370	1,103
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.12	$13.00	$13.38	$8.86	$10.46	$11.74	$12.45	$13.88	$18.14	$19.98
Value at end of period	$13.00	$13.38	$8.86	$10.46	$11.74	$12.45	$13.88	$18.14	$19.98	$19.75
Number of accumulation units outstanding at end of period	26,670	51,348	73,848	67,205	74,400	14,561	13,839	11,977	10,575	15,535
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.22	$24.33	$22.16	$14.99	$19.29	$23.43	$22.72	$25.55	$34.96	$37.20
Value at end of period	$24.33	$22.16	$14.99	$19.29	$23.43	$22.72	$25.55	$34.96	$37.20	$35.19
Number of accumulation units outstanding at end of period	3,869	29,322	36,986	44,484	51,212	2,768	1,880	1,508	1,113	981

TABLE 21

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
EFFECTIVE DECEMBER 16, 2008

(Selected data for accumulation units outstanding throughout each period)

	2009	2010	2011	2012	2013	2014	2015
ALGER GREEN FUND (CLASS A)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$13.12	$14.10	$13.24	$15.07	$20.13	$20.91
Value at end of period		$14.10	$13.24	$15.07	$20.13	$20.91	$21.23
Number of accumulation units outstanding at end of period		1,260	1,260	1,271	1,281	1,286	1,279
AMANA GROWTH FUND (INVESTOR CLASS)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$10.22	$11.09	$10.79	$11.89	$14.47	$16.35
Value at end of period		$11.09	$10.79	$11.89	$14.47	$16.35	$16.14
Number of accumulation units outstanding at end of period		180	243	401	484	1,502	40,197

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015
AMANA INCOME FUND (INVESTOR CLASS)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$10.20	$11.06	$11.17	$12.14	$15.61	$16.88
Value at end of period		$11.06	$11.17	$12.14	$15.61	$16.88	$16.25
Number of accumulation units outstanding at end of period		1,326	1,346	1,488	1,575	1,712	2,110
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$11.43	$11.21	$12.55	$13.27	$11.95	$12.16
Value at end of period		$11.21	$12.55	$13.27	$11.95	$12.16	$11.79
Number of accumulation units outstanding at end of period		726	735	3,538	1,333	1,593	791
ARIEL FUND (INVESTOR CLASS)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$10.24	$11.57	$10.16	$12.12	$17.37	$19.11
Value at end of period		$11.57	$10.16	$12.12	$17.37	$19.11	$18.16
Number of accumulation units outstanding at end of period		1,532	1,533	1,532	2,521	1,597	1,704
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$5.71	$7.76	$8.15	$7.49	$9.31	$11.54	$11.33
Value at end of period	$7.76	$8.15	$7.49	$9.31	$11.54	$11.33	$10.80
Number of accumulation units outstanding at end of period	98	119	269	1,814	3,038	3,337	19,153
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$10.41	$11.74	$10.87	$12.55	$17.97	$19.54
Value at end of period		$11.74	$10.87	$12.55	$17.97	$19.54	$17.36
Number of accumulation units outstanding at end of period		88	142	172	1,064	722	1,254
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)							
(Funds were first received in this option during November 2011)							
Value at beginning of period			$15.83	$15.49	$17.38	$22.96	$24.21
Value at end of period			$15.49	$17.38	$22.96	$24.21	$22.34
Number of accumulation units outstanding at end of period			24	46	37	47	7
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$6.92	$8.44	$9.38	$9.72	$10.64	$12.44	$13.52
Value at end of period	$8.44	$9.38	$9.72	$10.64	$12.44	$13.52	$13.10
Number of accumulation units outstanding at end of period	3,928	4,002	9,971	9,990	9,949	10,331	6,653
COHEN & STEERS REALTY SHARES, INC.							
(Funds were first received in this option during February 2013)							
Value at beginning of period					$11.32	$11.10	$14.33
Value at end of period					$11.10	$14.33	$14.91
Number of accumulation units outstanding at end of period					8	1,773	2,490
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)							
(Funds were first received in this option during September 2010)							
Value at beginning of period		$8.11	$9.05	$8.51	$9.69	$12.57	$13.92
Value at end of period		$9.05	$8.51	$9.69	$12.57	$13.92	$13.49
Number of accumulation units outstanding at end of period		227	931	4,240	1,612	1,685	780
COLUMBIA MID CAP VALUE FUND (CLASS A)							
(Funds were first received in this option during April 2012)							
Value at beginning of period				$9.89	$10.71	$14.35	$15.93
Value at end of period				$10.71	$14.35	$15.93	$14.97
Number of accumulation units outstanding at end of period				2,527	30	37	810

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
DELAWARE SMALL CAP VALUE FUND (CLASS A)							
(Funds were first received in this option during September 2013)							
Value at beginning of period	$12.59	$12.06	$10.87				
Value at end of period	$11.68	$12.59	$12.06				
Number of accumulation units outstanding at end of period	0	24	11				
EUROPACIFIC GROWTH FUND® (CLASS R-4)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$10.24	$10.61	$8.91	$7.54	$8.81	$8.12	$6.01
Value at end of period	$10.06	$10.24	$10.61	$8.91	$7.54	$8.81	$8.12
Number of accumulation units outstanding at end of period	11,630	23,521	23,869	29,580	21,284	6,541	5,848
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.21	$12.81	$9.84	$8.53	$8.83	$7.60	$5.83
Value at end of period	$14.17	$14.21	$12.81	$9.84	$8.53	$8.83	$7.60
Number of accumulation units outstanding at end of period	153,572	116,131	120,972	131,924	129,932	92,495	107,260
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.83	$11.91	$9.38	$8.07	$8.06	$7.06	$5.61
Value at end of period	$12.21	$12.83	$11.91	$9.38	$8.07	$8.06	$7.06
Number of accumulation units outstanding at end of period	57,455	77,590	81,787	86,877	90,073	72,686	82,677
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.57	$12.30	$9.10	$8.01	$8.07	$6.55	$5.26
Value at end of period	$14.41	$13.57	$12.30	$9.10	$8.01	$8.07	$6.55
Number of accumulation units outstanding at end of period	74,750	78,116	82,752	91,637	99,559	104,186	145,914
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$8.96	$9.83	$7.61	$6.36	$7.74	$6.91	$5.51
Value at end of period	$9.20	$8.96	$9.83	$7.61	$6.36	$7.74	$6.91
Number of accumulation units outstanding at end of period	8,701	6,942	6,999	7,312	7,452	7,459	8,248
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$15.55	$15.61	$11.56	$9.85	$10.33	$8.13	$6.35
Value at end of period	$14.28	$15.55	$15.61	$11.56	$9.85	$10.33	$8.13
Number of accumulation units outstanding at end of period	11,186	8,533	9,545	9,931	9,148	2,467	2,302
FUNDAMENTAL INVESTORS℠ (CLASS R-4)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.56	$13.49	$10.35	$8.92	$9.17	$8.12	$6.35
Value at end of period	$14.91	$14.56	$13.49	$10.35	$8.92	$9.17	$8.12
Number of accumulation units outstanding at end of period	40,688	4,623	1,334	3,558	872	341	341
INVESCO MID CAP CORE EQUITY FUND (CLASS A)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$18.47	$17.84	$13.93	$12.74	$13.11		
Value at end of period	$17.52	$18.47	$17.84	$13.93	$12.74		
Number of accumulation units outstanding at end of period	0	260	144	97	63		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)							
(Funds were first received in this option during April 2012)							
Value at beginning of period	$53.76	$50.03	$36.02	$37.17			
Value at end of period	$55.95	$53.76	$50.03	$36.02			
Number of accumulation units outstanding at end of period	2,453	1,948	2,289	2,348			
INVESCO V.I. CORE EQUITY FUND (SERIES I)							
Value at beginning of period	$14.56	$13.58	$10.60	$9.39	$9.49	$8.74	$6.87
Value at end of period	$13.59	$14.56	$13.58	$10.60	$9.39	$9.49	$8.74
Number of accumulation units outstanding at end of period	11,217	9,175	11,356	13,705	12,260	12,119	14,173

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$11.68						
Value at end of period	$10.42						
Number of accumulation units outstanding at end of period	29						
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.52	$12.96	$10.04	$8.54	$9.10	$8.02	$6.11
Value at end of period	$15.15	$14.52	$12.96	$10.04	$8.54	$9.10	$8.02
Number of accumulation units outstanding at end of period	220	220	220	220	220	220	220
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$13.77	$12.20	$9.28	$8.88	$9.04		
Value at end of period	$13.21	$13.77	$12.20	$9.28	$8.88		
Number of accumulation units outstanding at end of period	349	459	103	105	66		
LKCM AQUINAS GROWTH FUND							
(Funds were first received in this option during March 2009)							
Value at beginning of period	$13.87	$13.82	$11.00	$10.05	$9.99	$8.65	$6.37
Value at end of period	$14.05	$13.87	$13.82	$11.00	$10.05	$9.99	$8.65
Number of accumulation units outstanding at end of period	25,896	25,064	29,706	30,608	28,941	6,340	7,377
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$17.77	$17.07	$12.70	$11.04	$11.07		
Value at end of period	$16.98	$17.77	$17.07	$12.70	$11.04		
Number of accumulation units outstanding at end of period	6,312	350	274	196	113		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)							
Value at beginning of period	$13.77	$12.46	$9.65	$8.50	$8.93	$7.19	$5.73
Value at end of period	$13.13	$13.77	$12.46	$9.65	$8.50	$8.93	$7.19
Number of accumulation units outstanding at end of period	2,583	2,516	2,458	2,388	1,781	1,615	1,614
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)							
(Funds were first received in this option during June 2014)							
Value at beginning of period	$10.21	$10.02					
Value at end of period	$10.11	$10.21					
Number of accumulation units outstanding at end of period	18,756	15					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$15.12	$13.84	$10.12	$9.22	$9.68		
Value at end of period	$14.90	$15.12	$13.84	$10.12	$9.22		
Number of accumulation units outstanding at end of period	449	740	795	1,006	380		
NEW PERSPECTIVE FUND® (CLASS R-4)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$13.13	$12.84	$10.22	$8.88			
Value at end of period	$13.70	$13.13	$12.84	$10.22			
Number of accumulation units outstanding at end of period	5,710	8,094	4,997	7,738			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$11.43	$12.12	$11.29	$9.42	$11.61	$9.22	$5.42
Value at end of period	$9.74	$11.43	$12.12	$11.29	$9.42	$11.61	$9.22
Number of accumulation units outstanding at end of period	27,729	24,007	27,945	37,372	26,455	7,830	9,477
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$17.15	$15.46	$11.06	$9.46	$9.76	$7.98	$6.05
Value at end of period	$15.99	$17.15	$15.46	$11.06	$9.46	$9.76	$7.98
Number of accumulation units outstanding at end of period	1,088	1,427	2,246	2,473	2,473	2,246	3,428

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.20	$11.40	$9.88	$8.96	$9.21	$8.31	$7.05
Value at end of period	$12.03	$12.20	$11.40	$9.88	$9.88	$9.21	$8.31
Number of accumulation units outstanding at end of period	21,007	8,445	8,322	7,843	7,504	1,857	1,527
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.17	$12.89	$14.33	$13.30	$12.01	$11.21	$9.43
Value at end of period	$12.70	$13.17	$12.89	$14.33	$13.30	$12.01	$11.21
Number of accumulation units outstanding at end of period	3,763	5,819	6,003	6,654	696	840	919
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$5.82	$6.71	$6.91	$6.23	$8.20	$7.14	$4.36
Value at end of period	$4.88	$5.82	$6.71	$6.91	$6.23	$8.20	$7.14
Number of accumulation units outstanding at end of period	823	519	503	3,363	3,510	2,032	2,032
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.58	$14.70	$13.24	$11.51	$11.81	$10.09	$6.49
Value at end of period	$13.88	$14.58	$14.70	$13.24	$11.51	$11.81	$10.09
Number of accumulation units outstanding at end of period	5,383	4,797	4,878	6,142	5,426	6,049	6,036
SMALLCAP WORLD FUND® (CLASS R-4)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36	$5.61
Value at end of period	$13.99	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36
Number of accumulation units outstanding at end of period	3,748	4,103	1,311	3,667	968	869	855
TEMPLETON GLOBAL BOND FUND (CLASS A)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$15.81	$15.71	$15.50	$13.51	$13.96	$12.50	$10.72
Value at end of period	$15.00	$15.81	$15.71	$15.50	$13.51	$13.96	$12.50
Number of accumulation units outstanding at end of period	13,482	16,662	17,107	15,629	8,073	4,661	4,690
THE BOND FUND OF AMERICA℠ (CLASS R-4)							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$11.93	$11.41	$11.74	$11.19	$10.60	$9.98	$9.75
Value at end of period	$11.85	$11.93	$11.41	$11.74	$11.19	$10.60	$9.98
Number of accumulation units outstanding at end of period	98	544	434	272	214	22	22
THE GROWTH FUND OF AMERICA® (CLASS R-4)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.21	$13.12	$9.90	$8.28	$8.79	$7.89	$6.12
Value at end of period	$14.83	$14.21	$13.12	$9.90	$8.28	$8.79	$7.89
Number of accumulation units outstanding at end of period	37,459	81,077	76,953	82,931	75,074	44,743	51,394
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$3.33	$3.67	$7.63	$7.22			
Value at end of period	$2.42	$3.33	$3.67	$7.63			
Number of accumulation units outstanding at end of period	47	1,152	108	1,519			
VOYA BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.82	$12.18	$10.53	$9.35	$9.56	$8.45	$7.15
Value at end of period	$12.47	$12.82	$12.18	$10.53	$9.35	$9.56	$8.45
Number of accumulation units outstanding at end of period	72,624	81,399	90,577	101,208	108,258	118,052	136,813
VOYA GLOBAL BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.27	$12.33	$12.96	$12.12	$11.79	$10.27	$8.52
Value at end of period	$11.64	$12.27	$12.33	$12.96	$12.12	$11.79	$10.27
Number of accumulation units outstanding at end of period	21,238	25,914	26,059	27,970	23,173	23,132	25,469

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2015)							
Value at beginning of period	$10.02						
Value at end of period	$9.36						
Number of accumulation units outstanding at end of period	7,050						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)							
Value at beginning of period	$14.38	$13.11	$10.12	$8.82	$8.93	$7.89	$6.11
Value at end of period	$14.05	$14.38	$13.11	$10.12	$8.82	$8.93	$7.89
Number of accumulation units outstanding at end of period	156,224	138,073	151,913	127,589	134,901	144,274	158,546
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$15.82	$15.78	$15.08	$13.34	$12.89	$11.39	$7.90
Value at end of period	$15.36	$15.82	$15.78	$15.08	$13.34	$12.89	$11.39
Number of accumulation units outstanding at end of period	733	567	287	287	294	543	1,303
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
Value at beginning of period	$14.26	$12.64	$9.59	$8.46	$8.54	$7.56	$6.19
Value at end of period	$14.25	$14.26	$12.64	$9.59	$8.46	$8.54	$7.56
Number of accumulation units outstanding at end of period	22,764	30,228	30,917	30,621	25,770	13,230	14,310
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
Value at beginning of period	$15.76	$14.52	$10.89	$9.33	$9.53	$7.88	$6.04
Value at end of period	$15.34	$15.76	$14.52	$10.89	$9.33	$9.53	$7.88
Number of accumulation units outstanding at end of period	14,350	29,295	29,374	34,715	29,610	14,349	17,408
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
Value at beginning of period	$15.13	$14.48	$10.24	$9.19	$9.34	$7.67	$6.20
Value at end of period	$14.51	$15.13	$14.48	$10.24	$9.19	$9.34	$7.67
Number of accumulation units outstanding at end of period	2,090	7,248	7,944	12,655	10,666	2,808	3,691
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
Value at beginning of period	$13.45	$12.72	$12.85	$11.86	$11.13	$10.22	$9.24
Value at end of period	$13.41	$13.45	$12.72	$12.85	$11.86	$11.13	$10.22
Number of accumulation units outstanding at end of period	20,615	12,153	15,178	19,144	10,042	10,057	13,615
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$9.28	$9.95	$8.27	$7.03	$8.08	$7.56	$5.99
Value at end of period	$9.11	$9.28	$9.95	$8.27	$7.03	$8.08	$7.56
Number of accumulation units outstanding at end of period	581	842	804	697	375	152	233
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$17.68	$15.70	$12.10	$10.34	$10.32		
Value at end of period	$18.64	$17.68	$15.70	$12.10	$10.34		
Number of accumulation units outstanding at end of period	56,588	57,798	19,070	20,005	13,503		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$18.17	$16.84	$12.88	$11.38	$11.54	$8.93	$6.37
Value at end of period	$18.10	$18.17	$16.84	$12.88	$11.38	$11.54	$8.93
Number of accumulation units outstanding at end of period	10,407	9,792	9,806	7,948	1,554	626	3,880
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
Value at beginning of period	$14.68	$13.46	$10.38	$9.13	$8.90	$7.52	$6.89
Value at end of period	$13.90	$14.68	$13.46	$10.38	$9.13	$8.90	$7.52
Number of accumulation units outstanding at end of period	32,535	35,010	30,898	30,926	15,606	4,279	4,280
VOYA MONEY MARKET PORTFOLIO (CLASS I)							
Value at beginning of period	$9.87	$9.96	$10.05	$10.14	$10.23	$10.29	$10.35
Value at end of period	$9.79	$9.87	$9.96	$10.05	$10.14	$10.23	$10.29
Number of accumulation units outstanding at end of period	34,089	17,125	44,452	13,408	15,579	13,456	11,278

	2015	2014	2013	2012	2011	2010	2009
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.93	$12.19	$9.41	$8.60	$9.06	$7.87	$6.57
Value at end of period	$13.76	$13.93	$12.19	$9.41	$8.60	$9.06	$7.87
Number of accumulation units outstanding at end of period	107	751	838	721	416	303	216
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$24.13	$21.53	$16.46	$14.51	$14.05	$12.56	$10.71
Value at end of period	$25.74	$24.13	$21.53	$16.46	$14.51	$14.05	$12.56
Number of accumulation units outstanding at end of period	868	1,344	1,443	1,368	571	95	1,119
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$15.52	$13.87	$10.60	$9.25	$9.10	$8.19	$6.95
Value at end of period	$15.70	$15.52	$13.87	$10.60	$9.25	$9.10	$8.19
Number of accumulation units outstanding at end of period	209	1,558	1,554	1,341	1,020	604	447
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85	$10.06
Value at end of period	$20.66	$21.66	$19.48	$14.95	$13.01	$13.06	$11.85
Number of accumulation units outstanding at end of period	382	791	766	813	807	724	325
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85	$11.41
Value at end of period	$25.73	$26.17	$23.77	$17.78	$15.53	$16.02	$12.85
Number of accumulation units outstanding at end of period	754	733	714	689	380	420	419
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during September 2013)							
Value at beginning of period	$17.21	$15.41	$14.27				
Value at end of period	$16.58	$17.21	$15.41				
Number of accumulation units outstanding at end of period	13,939	440	12				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$17.24	$16.57	$12.05	$10.48	$10.61		
Value at end of period	$16.30	$17.24	$16.57	$12.05	$10.48		
Number of accumulation units outstanding at end of period	116	298	154	62	29		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
Value at beginning of period	$17.78	$16.98	$12.32	$10.80	$10.80	$8.24	$6.34
Value at end of period	$17.46	$17.78	$16.98	$12.32	$10.80	$10.80	$8.24
Number of accumulation units outstanding at end of period	3,424	1,243	1,243	1,908	84	84	84
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
Value at beginning of period	$16.28	$15.42	$11.29	$9.95	$10.30	$8.35	$6.61
Value at end of period	$16.01	$16.28	$15.42	$11.29	$9.95	$10.30	$8.35
Number of accumulation units outstanding at end of period	5,605	4,586	4,785	5,320	2,797	2,497	1,910
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$11.81	$11.28	$9.79	$8.71	$9.07	$8.04	$6.56
Value at end of period	$11.69	$11.81	$11.28	$9.79	$8.71	$9.07	$8.04
Number of accumulation units outstanding at end of period	153,638	155,173	165,598	184,878	186,519	175,224	172,291
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$11.92	$11.38	$9.54	$8.36	$8.85	$7.79	$6.26
Value at end of period	$11.75	$11.92	$11.38	$9.54	$8.36	$8.85	$7.79
Number of accumulation units outstanding at end of period	167,882	171,558	178,121	191,008	190,362	162,701	184,057

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$11.86	$11.28	$9.22	$8.06	$8.57	$7.51	$5.98
Value at end of period	$11.64	$11.86	$11.28	$9.22	$8.06	$8.57	$7.51
Number of accumulation units outstanding at end of period	117,182	109,319	110,353	114,275	112,510	103,452	118,926
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$16.03	$15.22	$12.43	$10.86	$11.14		
Value at end of period	$15.74	$16.03	$15.22	$12.43	$10.86		
Number of accumulation units outstanding at end of period	1,649	1,137	622	332	151		
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2009)							
Value at beginning of period	$12.62	$11.97	$10.45	$9.27	$9.59	$8.58	$6.41
Value at end of period	$12.45	$12.62	$11.97	$10.45	$9.27	$9.59	$8.58
Number of accumulation units outstanding at end of period	0	552	438	330	164	80	56
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.57	$11.99	$11.31	$10.40	$10.46	$9.63	$8.30
Value at end of period	$12.47	$12.57	$11.99	$11.31	$10.40	$10.46	$9.63
Number of accumulation units outstanding at end of period	143,306	15,631	15,709	15,898	8,636	21,775	20,298
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$12.55	$11.99	$11.04	$9.95	$10.08		
Value at end of period	$12.39	$12.55	$11.99	$11.04	$9.95		
Number of accumulation units outstanding at end of period	0	14,363	10,011	226	129		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
Value at beginning of period	$12.95	$12.26	$11.03	$9.91	$9.82	$8.92	$7.64
Value at end of period	$12.81	$12.95	$12.26	$11.03	$9.91	$9.82	$8.92
Number of accumulation units outstanding at end of period	2,511	2,531	2,530	3,448	5,610	5,923	8,881
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
Value at beginning of period	$12.34	$11.68	$9.63	$8.45	$8.78	$7.84	$6.32
Value at end of period	$12.08	$12.34	$11.68	$9.63	$8.45	$8.78	$7.84
Number of accumulation units outstanding at end of period	23,937	23,738	23,265	25,373	25,629	26,435	34,652
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)							
Value at beginning of period	$12.54	$11.86	$10.27	$9.12	$9.26	$8.34	$6.90
Value at end of period	$12.36	$12.54	$11.86	$10.27	$9.12	$9.26	$8.34
Number of accumulation units outstanding at end of period	11,949	12,114	12,956	14,416	15,215	18,946	22,666
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2009)							
Value at beginning of period	$12.54	$11.97	$12.39	$12.04	$11.33	$10.77	$10.23
Value at end of period	$12.45	$12.54	$11.97	$12.39	$12.04	$11.33	$10.77
Number of accumulation units outstanding at end of period	14,175	8,875	8,731	979	156	118	80
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2013)							
Value at beginning of period	$18.32	$16.43	$14.63				
Value at end of period	$17.84	$18.32	$16.43				
Number of accumulation units outstanding at end of period	1,258	580	553				
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$16.30	$15.77	$11.46	$9.66	$9.54	$7.61	$5.83
Value at end of period	$15.34	$16.30	$15.77	$11.46	$9.66	$9.54	$7.61
Number of accumulation units outstanding at end of period	12,641	3,801	3,965	4,282	580	211	199

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.06	$12.44	$12.07	$9.66	$10.28	$8.92	$6.68
Value at end of period	$13.74	$14.06	$12.44	$12.07	$9.66	$10.28	$8.92
Number of accumulation units outstanding at end of period	9,224	9,612	9,620	9,705	9,076	4,875	5,145
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.77	$11.47	$11.34	$9.91	$9.13	$7.20	$5.12
Value at end of period	$15.07	$14.77	$11.47	$11.34	$9.91	$9.13	$7.20
Number of accumulation units outstanding at end of period	3,004	2,315	1,083	1,689	362	123	89
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.53	$12.10	$9.06	$8.15	$8.62	$7.77	$6.12
Value at end of period	$13.81	$13.53	$12.10	$9.06	$8.15	$8.62	$7.77
Number of accumulation units outstanding at end of period	480	535	697	820	581	581	2,041
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$15.08	$14.58	$10.51	$9.56			
Value at end of period	$14.50	$15.08	$14.58	$10.51			
Number of accumulation units outstanding at end of period	386	339	302	277			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.79	$14.08	$10.44	$9.19	$10.41	$8.19	$6.06
Value at end of period	$14.42	$14.79	$14.08	$10.44	$9.19	$10.41	$8.19
Number of accumulation units outstanding at end of period	4,128	4,206	4,621	6,440	512	601	571
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.52	$13.42	$10.03	$8.53	$8.79	$7.71	$6.14
Value at end of period	$13.53	$14.52	$13.42	$10.03	$8.53	$8.79	$7.71
Number of accumulation units outstanding at end of period	4,378	3,946	1,298	3,452	831	963	1,507
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$14.88	$13.78	$11.13	$9.95	$10.15	$9.12	$7.56
Value at end of period	$14.44	$14.88	$13.78	$11.13	$9.95	$10.15	$9.12
Number of accumulation units outstanding at end of period	63,696	60,246	59,844	65,240	58,004	65,559	75,093
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$14.39	$13.18	$9.94	$8.75	$9.24		
Value at end of period	$13.84	$14.39	$13.18	$9.94	$8.75		
Number of accumulation units outstanding at end of period	2,341	951	1,672	834	21		
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$8.88	$8.88	$9.51	$8.05	$9.94	$8.34	$5.20
Value at end of period	$7.41	$8.88	$8.88	$9.51	$8.05	$9.94	$8.34
Number of accumulation units outstanding at end of period	2,190	1,811	1,769	3,087	2,645	3,002	4,759
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$17.67	$15.51	$11.89	$10.00	$9.91	$8.13	$6.68
Value at end of period	$16.98	$17.67	$15.51	$11.89	$10.00	$9.91	$8.13
Number of accumulation units outstanding at end of period	5,266	4,942	5,074	6,145	948	948	948

	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$17.70	$16.48	$11.97	$10.18	$10.41	$8.29	$6.63
Value at end of period	$16.90	$17.70	$16.48	$11.97	$10.18	$10.41	$8.29
Number of accumulation units outstanding at end of period	2,412	1,242	566	9	7	1	42
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.85	$12.67	$10.06	$8.34	$9.16	$7.96	$5.88
Value at end of period	$13.26	$12.85	$12.67	$10.06	$8.34	$9.16	$7.96
Number of accumulation units outstanding at end of period	61,323	46,772	49,805	54,475	33,065	33,023	37,240
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$17.04	$17.14	$15.39	$13.37	$13.58	$11.52	$7.09
Value at end of period	$16.11	$17.04	$17.14	$15.39	$13.37	$13.58	$11.52
Number of accumulation units outstanding at end of period	2,236	2,915	3,284	3,195	545	1,041	700
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$16.59	$14.93	$12.33	$10.86	$10.65	$9.43	$7.31
Value at end of period	$17.30	$16.59	$14.93	$12.33	$10.86	$10.65	$9.43
Number of accumulation units outstanding at end of period	130,738	110,885	100,041	93,634	57,281	5,924	5,989
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$16.72	$15.09	$11.26	$9.79	$10.25	$8.05	$5.78
Value at end of period	$16.91	$16.72	$15.09	$11.26	$9.79	$10.25	$8.05
Number of accumulation units outstanding at end of period	48,196	39,040	41,553	43,448	49,255	53,235	65,801
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$13.77	$12.93	$10.06	$8.66	$8.82	$7.74	$6.41
Value at end of period	$12.71	$13.77	$12.93	$10.06	$8.66	$8.82	$7.74
Number of accumulation units outstanding at end of period	16,469	10,705	9,866	10,066	10,512	10,508	11,583
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$15.91	$14.77	$10.71	$9.08	$9.27	$8.00	$5.87
Value at end of period	$17.48	$15.91	$14.77	$10.71	$9.08	$9.27	$8.00
Number of accumulation units outstanding at end of period	47,817	39,652	41,317	42,364	30,682	30,394	39,602
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$8.63	$8.81	$7.78	$6.61	$7.60	$6.74	$5.12
Value at end of period	$8.48	$8.63	$8.81	$7.78	$6.61	$7.60	$6.74
Number of accumulation units outstanding at end of period	119	9	9	359	350	852	1,208
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$10.16	$10.97	$9.21	$7.81	$8.96	$8.30	$6.40
Value at end of period	$9.73	$10.16	$10.97	$9.21	$7.81	$8.96	$8.30
Number of accumulation units outstanding at end of period	4,788	4,010	3,834	4,049	1,167	748	1,396
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2009)							
Value at beginning of period	$11.66	$12.10	$9.34	$7.74	$8.29	$7.76	$5.35
Value at end of period	$10.68	$11.66	$12.10	$9.34	$7.74	$8.29	$7.76
Number of accumulation units outstanding at end of period	0	1,198	1,211	1,177	988	214	123

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.02	$11.63	$9.59	$7.96	$9.41	$7.60	$4.77			
Value at end of period	$10.93	$11.02	$11.63	$9.59	$7.96	$9.41	$7.60			
Number of accumulation units outstanding at end of period	2,270	3,349	2,272	1,734	242	0	68			
WANGER SELECT										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.99	$12.71	$9.53	$8.12	$9.95	$7.93	$4.99			
Value at end of period	$12.91	$12.99	$12.71	$9.53	$8.12	$9.95	$7.93			
Number of accumulation units outstanding at end of period	6,695	6,700	6,556	6,925	2,761	2,762	2,710			
WANGER USA										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.76	$15.18	$11.45	$9.63	$10.06	$8.23	$5.98			
Value at end of period	$15.52	$15.76	$15.18	$11.45	$9.63	$10.06	$8.23			
Number of accumulation units outstanding at end of period	1,333	612	588	566	353	353	353			
WASHINGTON MUTUAL INVESTORS FUND[SM] **(CLASS R-4)**										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.52	$13.18	$10.09	$9.05	$8.54	$7.60	$6.58			
Value at end of period	$14.36	$14.52	$13.18	$10.09	$9.05	$8.54	$7.60			
Number of accumulation units outstanding at end of period	7,670	5,292	6,938	6,620	4,557	4,494	5,578			
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.93	$14.97	$10.94	$9.73	$10.04	$8.26	$6.50			
Value at end of period	$15.07	$15.93	$14.97	$10.94	$9.73	$10.04	$8.26			
Number of accumulation units outstanding at end of period	7,727	6,975	7,097	7,522	2,030	1,868	1,869			

TABLE 22

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.85	$20.08	$15.05	$13.22	$14.09	$12.98	$10.11			
Value at end of period	$21.16	$20.85	$20.08	$15.05	$13.22	$14.09	$12.98			
Number of accumulation units outstanding at end of period	10,821	8,543	6,540	6,031	5,954	5,973	1,120			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.26	$14.39	$11.83	$10.74	$11.05	$9.62	$8.02			
Value at end of period	$16.03	$16.26	$14.39	$11.83	$10.74	$11.05	$9.62			
Number of accumulation units outstanding at end of period	80,463	96,931	77,694	76,499	65,873	52,828	18,888			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.78	$15.52	$12.08	$11.12	$11.01	$9.91	$8.41			
Value at end of period	$16.14	$16.78	$15.52	$12.08	$11.12	$11.01	$9.91			
Number of accumulation units outstanding at end of period	135,787	135,194	126,181	113,004	103,855	67,671	27,634			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period				$10.02	$10.72	$11.20	$12.53	$13.24	$11.92	$12.12
Value at end of period				$10.72	$11.20	$12.53	$13.24	$11.92	$12.12	$11.75
Number of accumulation units outstanding at end of period				23,654	39,910	94,773	122,142	79,219	79,279	83,359
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$9.76
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										574
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period					$10.46	$11.56	$10.15	$12.10	$17.34	$19.06
Value at end of period					$11.56	$10.15	$12.10	$17.34	$19.06	$18.11
Number of accumulation units outstanding at end of period					7,375	9,880	11,322	24,260	29,733	40,963
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.31	$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61
Value at end of period			$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61	$11.06
Number of accumulation units outstanding at end of period			1,182	10,664	12,494	22,314	34,867	43,695	42,293	50,081
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period					$9.46	$11.74	$10.86	$12.53	$17.93	$19.49
Value at end of period					$11.74	$10.86	$12.53	$17.93	$19.49	$17.31
Number of accumulation units outstanding at end of period					8,689	28,312	43,476	75,801	96,610	80,171
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$9.99
Value at end of period										$9.15
Number of accumulation units outstanding at end of period										1,455
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$10.17
Value at end of period										$10.08
Number of accumulation units outstanding at end of period										59,510
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period				$10.16	$12.62	$15.71	$15.47	$17.35	$22.91	$24.14
Value at end of period				$12.62	$15.71	$15.47	$17.35	$22.91	$24.14	$22.26
Number of accumulation units outstanding at end of period				339	11,021	13,668	15,387	17,940	17,333	17,508
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.98	$18.30	$18.63	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12
Value at end of period	$18.30	$18.63	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12	$24.34
Number of accumulation units outstanding at end of period	91,516	178,681	117,437	110,585	107,928	104,489	99,205	99,833	101,669	104,737
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$9.97	$9.47	$10.86	$11.09	$14.30
Value at end of period						$9.47	$10.86	$11.09	$14.30	$14.87
Number of accumulation units outstanding at end of period						2,045	13,873	23,721	48,430	51,083

CFI 181

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$8.99	$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80
Value at end of period			$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36
Number of accumulation units outstanding at end of period			12,592	18,922	22,439	33,157	36,369	36,315	39,852	43,480
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$8.97	$6.09	$7.98	$9.72	$9.21	$10.63	$14.23	$15.79
Value at end of period			$6.09	$7.98	$9.72	$9.21	$10.63	$14.23	$15.79	$14.83
Number of accumulation units outstanding at end of period			1,682	4,624	11,918	12,903	12,442	9,355	15,979	14,873
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period								$10.35	$12.06	$12.58
Value at end of period								$12.06	$12.58	$11.66
Number of accumulation units outstanding at end of period								846	4,292	3,932
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.76	$16.60	$19.55	$11.51	$15.86	$17.19	$14.71	$17.37	$20.68	$19.94
Value at end of period	$16.60	$19.55	$11.51	$15.86	$17.19	$14.71	$17.37	$20.68	$19.94	$19.59
Number of accumulation units outstanding at end of period	148,502	402,398	450,089	548,200	568,796	606,669	585,430	589,433	593,897	575,142
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.67	$29.51	$34.37	$19.57	$26.31	$30.55	$29.50	$34.01	$44.23	$49.05
Value at end of period	$29.51	$34.37	$19.57	$26.31	$30.55	$29.50	$34.01	$44.23	$49.05	$48.91
Number of accumulation units outstanding at end of period	3,947,272	4,751,978	4,412,465	1,150,736	1,120,823	1,130,087	1,036,706	1,001,571	940,391	895,239
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.89	$23.68	$23.82	$13.53	$17.45	$19.90	$19.90	$23.13	$29.36	$31.62
Value at end of period	$23.68	$23.82	$13.53	$17.45	$19.90	$19.90	$23.13	$29.36	$31.62	$30.08
Number of accumulation units outstanding at end of period	692,977	1,062,228	721,774	686,820	616,365	555,901	475,934	439,435	405,048	370,182
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.77	$17.74	$22.32	$11.68	$14.84	$18.25	$18.12	$20.58	$27.80	$30.64
Value at end of period	$17.74	$22.32	$11.68	$14.84	$18.25	$18.12	$20.58	$27.80	$30.64	$32.53
Number of accumulation units outstanding at end of period	647,439	1,024,423	635,450	631,481	574,550	547,005	499,583	478,392	447,516	422,980
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.32	$20.25	$23.53	$13.10	$16.42	$18.40	$15.10	$18.05	$23.33	$21.24
Value at end of period	$20.25	$23.53	$13.10	$16.42	$18.40	$15.10	$18.05	$23.33	$21.24	$21.80
Number of accumulation units outstanding at end of period	131,284	188,634	66,559	61,282	53,685	49,021	45,859	46,965	38,914	37,842
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$16.01	$18.55	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07
Value at end of period	$18.55	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67
Number of accumulation units outstanding at end of period	92,784	167,236	156,837	189,715	201,779	205,528	197,548	181,004	162,656	149,873
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$10.08	$6.11	$8.07	$9.11	$8.85	$10.27	$13.38	$14.43
Value at end of period			$6.11	$8.07	$9.11	$8.85	$10.27	$13.38	$14.43	$14.77
Number of accumulation units outstanding at end of period			49,533	160,449	191,775	225,832	242,343	265,874	264,185	296,304
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$9.90	$12.29	$13.70	$12.72	$13.91	$17.80	$18.42
Value at end of period				$12.29	$13.70	$12.72	$13.91	$17.80	$18.42	$17.46
Number of accumulation units outstanding at end of period				4,526	11,632	12,716	14,464	10,424	13,325	14,536
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.17	$36.01	$49.98	$53.69
Value at end of period							$36.01	$49.98	$53.69	$55.84
Number of accumulation units outstanding at end of period							36,822	36,477	32,187	30,198

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.95	$14.89	$11.63	$10.31	$10.41	$9.59	$7.55	$10.91	$10.19	$8.81
Value at end of period	$14.88	$15.95	$14.89	$11.63	$10.31	$10.41	$9.59	$7.55	$10.91	$10.19
Number of accumulation units outstanding at end of period	122,139	148,067	155,604	161,725	176,657	192,819	237,934	215,266	302,278	196,001
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$47.93	$44.60	$37.47	$33.30	$33.07	$30.80	$24.70	$29.63	$27.06	$24.68
Value at end of period	$47.78	$47.93	$44.60	$37.47	$33.30	$33.07	$30.80	$24.70	$29.63	$27.06
Number of accumulation units outstanding at end of period	120	168	162	158	150	151	101	102	424	33
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$36.48	$32.73	$24.96	$21.49	$22.00	$17.65	$12.30	$22.07	$18.26	$16.22
Value at end of period	$37.60	$36.48	$32.73	$24.96	$21.49	$22.00	$17.65	$12.30	$22.07	$18.26
Number of accumulation units outstanding at end of period	1	67	70	162	162	162	237	152	201	93
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$28.46	$27.38	$27.68	$25.80	$24.40	$22.81	$20.34	$19.37	$18.27	$17.69
Value at end of period	$28.26	$28.46	$27.38	$27.68	$25.80	$24.40	$22.81	$20.34	$19.37	$18.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	27	24	21	147	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.19	$25.55	$20.08	$16.88	$19.76	$17.22	$12.63	$23.03	$21.21	$18.12
Value at end of period	$26.32	$27.19	$25.55	$20.08	$16.88	$19.76	$17.22	$12.63	$23.03	$21.21
Number of accumulation units outstanding at end of period	15	41	41	77	77	77	77	67	205	51
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.80	$26.63	$20.62	$17.56	$18.72	$16.50	$12.22	$20.46	$17.95	$16.27
Value at end of period	$31.10	$29.80	$26.63	$20.62	$17.56	$18.72	$16.50	$12.22	$20.46	$17.95
Number of accumulation units outstanding at end of period	4	4	4	72	72	72	89	89	140	72
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.85	$11.39	$8.67	$8.30	$8.90	$7.30	$5.33	$8.75	$10.32	
Value at end of period	$12.32	$12.85	$11.39	$8.67	$8.30	$8.90	$7.30	$5.33	$8.75	
Number of accumulation units outstanding at end of period	21,430	19,236	11,948	10,437	9,563	8,407	5,578	1,965	249	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.61	$16.92	$12.60	$10.96	$11.27	$9.12	$7.16	$9.12		
Value at end of period	$16.82	$17.61	$16.92	$12.60	$10.96	$11.27	$9.12	$7.16		
Number of accumulation units outstanding at end of period	27,382	34,776	34,180	32,459	27,054	19,058	14,221	1,035		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$15.07	$15.13	$13.61
Value at end of period	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$15.07	$15.13
Number of accumulation units outstanding at end of period	166,767	178,018	211,952	237,774	253,651	264,738	272,007	1,641,822	2,034,924	1,878,475
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.20	$9.73	$9.61							
Value at end of period	$10.10	$10.20	$9.73							
Number of accumulation units outstanding at end of period	101,797	66,264	18,566							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89	$11.39	$10.72	$9.17
Value at end of period	$16.74	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89	$11.39	$10.72
Number of accumulation units outstanding at end of period	54,651	57,625	61,056	47,118	46,799	45,564	30,140	27,716	22,405	9,478
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.40	$21.92	$17.45	$14.59	$15.95	$14.28	$10.49	$17.04	$14.84	$12.50
Value at end of period	$23.37	$22.40	$21.92	$17.45	$14.59	$15.95	$14.28	$10.49	$17.04	$14.84
Number of accumulation units outstanding at end of period	392,008	375,198	367,331	326,829	292,743	285,859	232,590	147,639	124,507	40,699

CFI 183

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$20.72	$20.52								
Value at end of period	$20.20	$20.72								
Number of accumulation units outstanding at end of period	534	531								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$67.10	$50.61	$40.81
Value at end of period	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$67.10	$50.61
Number of accumulation units outstanding at end of period	141,613	150,097	160,476	167,612	171,874	182,477	171,985	149,476	174,636	57,800
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$33.67	$33.23	$26.35	$21.94	$24.15	$21.02	$15.18	$25.63	$24.34	$20.88
Value at end of period	$34.66	$33.67	$33.23	$26.35	$21.94	$24.15	$21.02	$15.18	$25.63	$24.34
Number of accumulation units outstanding at end of period	157	183	175	192	181	199	183	130	154	26
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$21.68	$21.28	$21.51	$19.13	$19.15	$16.81	$14.28	$16.81	$15.71	
Value at end of period	$20.99	$21.68	$21.28	$21.51	$19.13	$19.15	$16.81	$14.28	$16.81	
Number of accumulation units outstanding at end of period	0	0	0	0	0	32	29	25	187	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	$11.75
Value at end of period	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38
Number of accumulation units outstanding at end of period	65,375	64,895	66,696	52,464	51,093	45,193	42,136	30,484	29,331	6,923
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.05	$15.00	$13.02	$11.81	$12.14	$10.96	$9.11	$13.28	$12.25	$11.17
Value at end of period	$15.81	$16.05	$15.00	$13.02	$11.81	$12.14	$10.96	$9.11	$13.28	$12.25
Number of accumulation units outstanding at end of period	192,882	210,028	224,707	247,598	245,228	239,971	246,057	239,657	233,498	27,690
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00	$11.95	$10.91	$10.93
Value at end of period	$14.56	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00	$11.95	$10.91
Number of accumulation units outstanding at end of period	237,147	279,617	314,784	393,753	352,020	318,137	288,203	258,944	178,686	64,562
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.42	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	$10.43	
Value at end of period	$6.22	$7.42	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	
Number of accumulation units outstanding at end of period	91,531	98,645	99,412	109,730	132,934	140,305	162,854	110,979	91,433	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.78	$17.93	$16.16	$14.06	$14.43	$12.34	$7.76	$12.14	$11.58	$10.77
Value at end of period	$16.92	$17.78	$17.93	$16.16	$14.06	$14.43	$12.34	$7.76	$12.14	$11.58
Number of accumulation units outstanding at end of period	70,452	71,994	65,768	64,755	80,694	87,979	90,536	85,880	102,400	22,005
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46	$8.94		
Value at end of period	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46		
Number of accumulation units outstanding at end of period	43,520	39,027	42,242	40,690	34,596	24,840	25,038	3,508		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.92									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	28,496									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$13.78	$12.55	$11.17
Value at end of period	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$13.78	$12.55
Number of accumulation units outstanding at end of period	609,263	655,859	678,748	697,235	699,955	629,963	588,105	415,129	349,900	74,255

CFI 184

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	$9.99		
Value at end of period	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71		
Number of accumulation units outstanding at end of period	122,036	119,988	120,489	119,894	98,158	78,000	54,367	12,918		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80	$13.47	$12.26
Value at end of period	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80	$13.47
Number of accumulation units outstanding at end of period	982,274	1,033,466	1,044,667	997,051	1,014,665	939,233	866,848	685,933	629,297	180,282
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.33	$3.67	$7.62	$8.75	$9.70					
Value at end of period	$2.42	$3.33	$3.67	$7.62	$8.75					
Number of accumulation units outstanding at end of period	115,822	125,988	121,325	52,541	43,049					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.35	$25.99	$22.48	$19.97	$20.43	$18.08	$15.31	$21.49	$20.55	$18.86
Value at end of period	$26.58	$27.35	$25.99	$22.48	$19.97	$20.43	$18.08	$15.31	$21.49	$20.55
Number of accumulation units outstanding at end of period	367,368	410,017	453,864	472,194	527,000	491,525	553,155	834,263	1,175,116	643,741
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.87									
Value at end of period	$9.63									
Number of accumulation units outstanding at end of period	12,028									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.10	$14.02	$14.90	$13.94	$13.57	$11.70	$9.82	$11.73	$10.78	$10.14
Value at end of period	$13.36	$14.10	$14.02	$14.90	$13.94	$13.57	$11.70	$9.82	$11.73	$10.78
Number of accumulation units outstanding at end of period	6,334	320,989	349,739	392,064	435,066	467,090	532,418	530,219	759,653	449,205
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.16	$10.10								
Value at end of period	$9.73	$10.16								
Number of accumulation units outstanding	3,771	1,273								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.36									
Number of accumulation units outstanding	376,449									
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.35									
Value at end of period	$9.64									
Number of accumulation units outstanding at end of period	3,009									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.22	$10.79	$11.10	$10.89	$10.24	$10.08				
Value at end of period	$11.29	$11.22	$10.79	$11.10	$10.89	$10.24				
Number of accumulation units outstanding at end of period	23,961	18,128	25,163	30,870	15,855	7,266				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.82	$23.54	$18.19	$15.86	$16.05	$14.20	$11.01	$17.82	$16.75	$14.80
Value at end of period	$25.21	$25.82	$23.54	$18.19	$15.86	$16.05	$14.20	$11.01	$17.82	$16.75
Number of accumulation units outstanding at end of period	1,453,012	1,583,337	1,750,329	1,670,182	1,861,396	1,862,272	1,839,332	2,037,144	2,818,397	1,400,434

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$11.33	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18
Value at end of period	$11.33	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18	$17.64
Number of accumulation units outstanding at end of period	13,165	24,096	16,990	39,078	56,297	54,082	95,490	78,943	64,492	64,582
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.84	$22.52	$23.43	$14.57	$17.78	$20.07	$19.87	$22.52	$29.65	$33.45
Value at end of period	$22.52	$23.43	$14.57	$17.78	$20.07	$19.87	$22.52	$29.65	$33.45	$33.41
Number of accumulation units outstanding at end of period	597,206	855,618	620,994	568,955	485,147	507,393	473,116	440,158	433,149	407,440
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.11	$22.88	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48
Value at end of period	$22.88	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48	$37.43
Number of accumulation units outstanding at end of period	1,799,491	2,087,844	1,877,948	487,393	457,951	433,512	393,730	387,424	341,646	311,335
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.99	$18.02	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79
Value at end of period	$18.02	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79	$25.68
Number of accumulation units outstanding at end of period	241,472	382,587	301,783	280,673	261,623	247,590	221,187	226,153	200,476	193,514
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period					$11.26	$11.51	$10.93	$12.54	$15.42	$16.25
Value at end of period					$11.51	$10.93	$12.54	$15.42	$16.25	$15.78
Number of accumulation units outstanding at end of period					53	853	1,726	2,547	923	2,625
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.65	$17.16	$18.02	$16.34	$18.06	$19.65	$20.93	$22.68	$22.44	$23.71
Value at end of period	$17.16	$18.02	$16.34	$18.06	$19.65	$20.93	$22.68	$22.44	$23.71	$23.62
Number of accumulation units outstanding at end of period	1,814,045	2,974,277	2,994,466	604,395	582,574	571,135	554,849	553,721	520,758	875,242
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.20	$5.93	$7.51	$8.02	$6.98	$8.21	$9.87	$9.20
Value at end of period			$5.93	$7.51	$8.02	$6.98	$8.21	$9.87	$9.20	$9.03
Number of accumulation units outstanding at end of period			564	138,315	119,799	125,263	146,917	152,357	197,292	216,984
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.32	$10.33	$12.08	$15.68	$17.64
Value at end of period						$10.33	$12.08	$15.68	$17.64	$18.59
Number of accumulation units outstanding at end of period						384,155	386,856	367,930	646,648	609,397
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.38	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77
Value at end of period		$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04
Number of accumulation units outstanding at end of period		729,986	640,957	646,775	646,828	1,190,520	1,058,327	1,238,781	1,314,387	1,177,906
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.36	$12.13	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52
Value at end of period	$12.13	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41
Number of accumulation units outstanding at end of period	33,121	59,687	62,519	62,179	89,864	104,620	128,908	222,785	217,268	226,210
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.02	$13.52	$14.08	$14.32	$14.23	$14.13	$14.00	$13.87	$13.75	$13.62
Value at end of period	$13.52	$14.08	$14.32	$14.23	$14.13	$14.00	$13.87	$13.75	$13.62	$13.49
Number of accumulation units outstanding at end of period	1,307,563	2,504,027	3,316,496	815,873	647,497	707,063	546,739	578,941	471,733	469,490
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.57	$10.82	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92
Value at end of period	$10.82	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72
Number of accumulation units outstanding at end of period	2,367	69,515	63,777	72,682	77,966	78,529	80,117	82,202	91,839	75,364

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56	$10.70			
Value at end of period	$25.65	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56			
Number of accumulation units outstanding at end of period	53,082	45,694	24,380	31,298	35,479	22,867	17,574			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14	$6.64	$9.38		
Value at end of period	$15.56	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14	$6.64		
Number of accumulation units outstanding at end of period	185,230	166,825	147,468	115,917	94,922	84,470	51,257	2,112		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85	$10.06			
Value at end of period	$20.59	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85			
Number of accumulation units outstanding at end of period	38,688	22,670	11,734	10,374	7,392	7,740	8,095			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.09	$23.71	$17.75	$15.51	$16.01	$12.84	$11.41			
Value at end of period	$25.64	$26.09	$23.71	$17.75	$15.51	$16.01	$12.84			
Number of accumulation units outstanding at end of period	21,152	20,937	16,525	13,637	17,781	17,516	14,537			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23	$5.93	$10.07		
Value at end of period	$16.42	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23	$5.93		
Number of accumulation units outstanding at end of period	79,757	68,055	49,813	34,477	35,014	24,888	12,373	8,928		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.08	$16.44	$11.96	$10.40	$10.93	$8.73	$6.96	$10.22		
Value at end of period	$16.15	$17.08	$16.44	$11.96	$10.40	$10.93	$8.73	$6.96		
Number of accumulation units outstanding at end of period	51,382	37,568	28,961	15,352	17,258	10,983	7,676	7,368		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39	$9.85	$9.04	$8.10
Value at end of period	$17.54	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39	$9.85	$9.04
Number of accumulation units outstanding at end of period	105,143	102,649	87,312	73,862	72,009	63,400	66,416	51,117	58,940	14,035
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54	$30.08	$28.68	$24.79
Value at end of period	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54	$30.08	$28.68
Number of accumulation units outstanding at end of period	116,776	125,361	131,791	135,275	137,528	145,177	161,075	159,680	201,172	117,019
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$12.63	$12.19	$10.93
Value at end of period	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$12.63	$12.19
Number of accumulation units outstanding at end of period	1,009,960	992,369	937,590	760,406	695,461	591,337	423,806	257,129	226,104	113,866
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$13.08	$12.54	$11.09
Value at end of period	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$13.08	$12.54
Number of accumulation units outstanding at end of period	628,522	631,168	612,203	502,391	445,355	353,891	259,975	155,507	178,984	98,929
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88	$11.30
Value at end of period	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88
Number of accumulation units outstanding at end of period	423,395	405,617	443,467	384,712	353,672	289,926	223,054	129,545	95,846	40,245

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period					$9.80	$11.55	$10.85	$12.42	$15.19	$15.99
Value at end of period					$11.55	$10.85	$12.42	$15.19	$15.99	$15.70
Number of accumulation units outstanding at end of period					2,134	10,336	21,159	41,506	48,091	67,113
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$7.12	$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51
Value at end of period			$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33
Number of accumulation units outstanding at end of period			2,050	5,444	7,484	13,115	11,516	22,915	32,536	16,457
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.32	$10.98	$11.44	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29
Value at end of period	$10.98	$11.44	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29	$14.16
Number of accumulation units outstanding at end of period	2,825	48,339	20,664	52,353	75,270	69,908	83,281	97,439	104,558	562,105
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.57	$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44
Value at end of period			$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27
Number of accumulation units outstanding at end of period			18	613	10,315	13,539	20,098	27,195	35,658	39,043
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.37	$17.58	$18.42	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57
Value at end of period	$17.58	$18.42	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57	$23.30
Number of accumulation units outstanding at end of period	72,182	96,446	93,026	85,628	75,342	73,152	71,412	75,812	73,982	62,400
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.88	$18.93	$19.69	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29
Value at end of period	$18.93	$19.69	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29	$23.78
Number of accumulation units outstanding at end of period	114,465	172,905	137,773	155,921	149,984	136,485	140,642	148,061	145,519	148,879
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.36	$18.02	$18.82	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48
Value at end of period	$18.02	$18.82	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48	$23.13
Number of accumulation units outstanding at end of period	139,534	195,630	149,655	154,712	183,254	173,264	161,276	155,803	156,573	153,294
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.79	$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43
Value at end of period			$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43	$12.34
Number of accumulation units outstanding at end of period			1,848	9,146	16,755	36,942	35,456	30,621	30,688	83,650
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period				$7.06	$10.57	$12.02	$12.12	$13.90	$18.18	$20.41
Value at end of period				$10.57	$12.02	$12.12	$13.90	$18.18	$20.41	$20.44
Number of accumulation units outstanding at end of period				1,054	1,907	2,666	2,454	4,584	5,312	6,794
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.96	$15.96	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07
Value at end of period	$15.96	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29
Number of accumulation units outstanding at end of period	1,090,948	1,075,558	1,194,534	26,670	34,471	36,572	40,423	74,101	73,263	95,373
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$17.70	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00
Value at end of period	$17.70	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16
Number of accumulation units outstanding at end of period	1,130,536	1,137,369	1,047,522	148,266	149,283	160,645	151,780	157,648	133,330	131,265

CFI 188

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98
Value at end of period			$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65
Number of accumulation units outstanding at end of period			135,153	160,570	156,125	170,654	180,251	181,265	159,267	148,554
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.02	$12.32	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85
Value at end of period	$12.32	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18
Number of accumulation units outstanding at end of period	36,388	85,159	87,635	128,570	160,633	180,241	223,684	220,076	241,719	245,402
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.39	$20.74	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19
Value at end of period	$20.74	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78
Number of accumulation units outstanding at end of period	19,911	38,922	30,188	38,406	45,046	48,548	46,474	36,678	28,757	31,288
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$9.19	$10.09	$10.29	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09
Value at end of period	$10.09	$10.29	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09	$15.47
Number of accumulation units outstanding at end of period	28	5,823	2,275	7,321	12,152	14,256	9,732	20,591	18,856	20,305
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.85	$13.13	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30
Value at end of period	$13.13	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30	$21.73
Number of accumulation units outstanding at end of period	26,450	46,107	56,934	90,157	117,462	138,895	119,590	121,389	117,089	112,744
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.67	$14.54	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19
Value at end of period	$14.54	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74
Number of accumulation units outstanding at end of period	215,373	253,925	114,381	128,229	129,081	116,819	115,716	123,644	113,155	103,212
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.10	$12.40	$12.27	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41
Value at end of period	$12.40	$12.27	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41	$18.52
Number of accumulation units outstanding at end of period	848,718	1,488,393	954,044	994,240	891,748	836,002	723,553	681,776	768,656	18,108
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.07	$12.71	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88
Value at end of period	$12.71	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15
Number of accumulation units outstanding at end of period	21,749	54,252	60,709	68,250	88,641	99,288	95,868	72,452	70,143	73,780
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.43	$18.07	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60
Value at end of period	$18.07	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01
Number of accumulation units outstanding at end of period	29,475	109,778	74,366	83,699	90,075	88,188	94,605	73,942	72,789	69,833
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.19	$17.53	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80
Value at end of period	$17.53	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55
Number of accumulation units outstanding at end of period	59,140	91,115	77,267	115,804	105,887	116,403	120,897	124,022	127,159	135,624
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.32	$13.08	$12.73	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74
Value at end of period	$13.08	$12.73	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65
Number of accumulation units outstanding at end of period	3,640	12,579	13,020	44,773	44,618	49,291	59,814	68,588	73,999	78,346
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.17	$13.65	$15.02	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76
Value at end of period	$13.65	$15.02	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76	$20.38
Number of accumulation units outstanding at end of period	1,776,077	2,768,200	1,893,045	1,783,716	1,539,634	1,437,522	1,317,127	1,172,737	1,050,775	37,571
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$9.89	$10.60	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03
Value at end of period	$10.60	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98
Number of accumulation units outstanding at end of period	2,268	31,112	31,966	68,839	66,399	78,885	102,787	106,379	116,784	110,159

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.95	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40
Value at end of period	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Number of accumulation units outstanding at end of period	104,198	406,760	478,584	743,343	993,634	1,109,412	1,183,144	1,329,995	1,400,394	1,545,543
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.48	$12.02	$13.95	$7.60	$11.03	$14.50	$13.83	$15.91	$20.62	$23.60
Value at end of period	$12.02	$13.95	$7.60	$11.03	$14.50	$13.83	$15.91	$20.62	$23.60	$23.84
Number of accumulation units outstanding at end of period	1,147,116	1,639,397	971,117	915,364	812,340	757,469	703,150	641,557	564,900	24,522
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.17	$17.90	$18.27	$11.64	$14.41	$16.40	$16.10	$18.70	$24.03	$25.57
Value at end of period	$17.90	$18.27	$11.64	$14.41	$16.40	$16.10	$18.70	$24.03	$25.57	$23.58
Number of accumulation units outstanding at end of period	2,884,290	3,423,229	4,028,893	137,155	149,773	163,826	174,723	194,908	180,432	179,328
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.31	$22.79	$24.81	$14.20	$20.11	$23.28	$22.81	$26.87	$37.06	$39.90
Value at end of period	$22.79	$24.81	$14.20	$20.11	$23.28	$22.81	$26.87	$37.06	$39.90	$43.80
Number of accumulation units outstanding at end of period	779,166	1,050,005	774,473	387,445	386,349	373,676	344,041	333,040	314,206	299,694
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.46	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91
Value at end of period	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61
Number of accumulation units outstanding at end of period	10,929	37,301	31,614	37,990	32,148	38,822	38,026	31,036	30,221	53,045
VY® T. ROWE PRICE FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06
Value at end of period			$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63
Number of accumulation units outstanding at end of period			378,455	323,241	295,684	275,242	347,947	349,489	321,496	301,221
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$9.72	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19
Value at end of period	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07
Number of accumulation units outstanding at end of period	8,137	29,564	35,988	45,805	52,133	58,931	68,219	66,908	66,492	60,918
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$10.05	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14
Value at end of period		$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04
Number of accumulation units outstanding at end of period		18,701	25,579	51,832	64,560	96,495	95,669	100,999	85,195	68,649
WANGER SELECT										
Value at beginning of period	$12.51	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81
Value at end of period	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66
Number of accumulation units outstanding at end of period	29,182	169,924	166,318	206,584	239,449	229,080	223,821	191,907	168,381	148,773
WANGER USA										
Value at beginning of period	$12.78	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91
Value at end of period	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55
Number of accumulation units outstanding at end of period	18,943	72,113	59,083	57,776	66,340	79,950	73,015	63,963	51,849	49,270
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.11	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87
Value at end of period	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64
Number of accumulation units outstanding at end of period	107,251	401,176	317,989	388,051	403,204	430,567	440,375	430,785	443,091	435,079
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.16	$24.25	$22.08	$14.92	$19.20	$23.31	$22.60	$25.39	$34.73	$36.93
Value at end of period	$24.25	$22.08	$14.92	$19.20	$23.31	$22.60	$25.39	$34.73	$36.93	$34.92
Number of accumulation units outstanding at end of period	59,348	144,947	105,233	113,857	101,238	95,390	84,221	76,461	72,552	67,164

Condensed Financial Information (continued)

TABLE 23

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$9.97	$12.98	$14.07	$13.21	$15.02	$20.04	$20.79
Value at end of period				$12.98	$14.07	$13.21	$15.02	$20.04	$20.79	$21.09
Number of accumulation units outstanding at end of period				15,707	20,222	25,734	35,164	39,673	40,960	33,901
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$7.74	$9.61	$11.03	$10.72	$11.80	$14.35	$16.20
Value at end of period				$9.61	$11.03	$10.72	$11.80	$14.35	$16.20	$15.97
Number of accumulation units outstanding at end of period				157,239	568,786	1,059,046	1,166,660	967,519	710,022	584,580
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$8.13	$9.90	$11.00	$11.10	$12.05	$15.48	$16.72
Value at end of period				$9.90	$11.00	$11.10	$12.05	$15.48	$16.72	$16.08
Number of accumulation units outstanding at end of period				207,888	600,684	802,324	995,938	1,142,158	908,434	804,161
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$33.60	$37.17	$36.60	$23.62	$27.50	$30.99	$31.52	$35.67	$47.80	$53.11
Value at end of period	$37.17	$36.60	$23.62	$27.50	$30.99	$31.52	$35.67	$47.80	$53.11	$49.48
Number of accumulation units outstanding at end of period	18	164	280	298	138	289	412	820	922	751
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$10.13	$10.71	$11.19	$12.52	$13.22	$11.89	$12.09
Value at end of period				$10.71	$11.19	$12.52	$13.22	$11.89	$12.09	$11.71
Number of accumulation units outstanding at end of period				117,956	218,797	419,596	591,153	492,093	475,706	443,372
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$9.74
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										7,391
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period					$9.33	$11.56	$10.15	$12.09	$17.31	$19.02
Value at end of period					$11.56	$10.15	$12.09	$17.31	$19.02	$18.06
Number of accumulation units outstanding at end of period					14,349	21,326	31,318	113,838	154,650	169,808
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.37	$5.76	$7.96	$8.35	$7.67	$9.52	$11.80	$11.57
Value at end of period			$5.76	$7.96	$8.35	$7.67	$9.52	$11.80	$11.57	$11.01
Number of accumulation units outstanding at end of period			9,978	50,777	37,025	67,626	68,700	189,216	325,147	379,303
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period					$9.63	$11.73	$10.85	$12.51	$17.90	$19.45
Value at end of period					$11.73	$10.85	$12.51	$17.90	$19.45	$17.26
Number of accumulation units outstanding at end of period					75,770	151,639	251,081	411,224	457,176	452,625

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.99									
Value at end of period	$9.15									
Number of accumulation units outstanding at end of period	6,747									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.99									
Value at end of period	$10.07									
Number of accumulation units outstanding at end of period	240,666									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$24.08	$22.85	$17.32	$15.45	$15.70	$12.62	$11.43			
Value at end of period	$22.19	$24.08	$22.85	$17.32	$15.45	$15.70	$12.62			
Number of accumulation units outstanding at end of period	64,967	75,324	63,887	49,384	46,800	42,611	992			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.89	$22.94	$19.63	$17.94	$17.33	$15.62	$12.59	$18.52	$18.20	$16.90
Value at end of period	$24.10	$24.89	$22.94	$19.63	$17.94	$17.33	$15.62	$12.59	$18.52	$18.20
Number of accumulation units outstanding at end of period	274,711	278,331	323,524	283,921	267,842	298,260	297,680	274,306	296,590	404,870
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.27	$11.07	$10.85	$9.47	$9.94					
Value at end of period	$14.84	$14.27	$11.07	$10.85	$9.47					
Number of accumulation units outstanding at end of period	95,310	91,211	55,322	38,226	14,335					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.75	$12.43	$9.60	$8.43	$8.97	$7.79	$6.18	$8.64		
Value at end of period	$13.31	$13.75	$12.43	$9.60	$8.43	$8.97	$7.79	$6.18		
Number of accumulation units outstanding at end of period	94,153	96,141	84,362	73,904	79,646	54,816	31,964	25,313		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.74	$14.19	$10.61	$9.20	$9.70	$7.97	$6.09	$10.27		
Value at end of period	$14.77	$15.74	$14.19	$10.61	$9.20	$9.70	$7.97	$6.09		
Number of accumulation units outstanding at end of period	71,791	98,909	64,315	68,807	75,847	67,227	57,737	44,364		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$12.57	$12.05	$10.43							
Value at end of period	$11.65	$12.57	$12.05							
Number of accumulation units outstanding at end of period	29,805	4,399	266							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.83	$20.58	$17.30	$14.65	$17.13	$15.82	$11.48	$19.51	$16.58	$13.75
Value at end of period	$19.47	$19.83	$20.58	$17.30	$14.65	$17.13	$15.82	$11.48	$19.51	$16.58
Number of accumulation units outstanding at end of period	2,191,638	2,304,544	2,658,792	2,736,978	2,878,122	2,929,335	3,019,894	2,509,419	2,562,446	1,748,284
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$48.59	$43.84	$33.73	$29.27	$30.33	$26.13	$19.45	$34.17	$29.35	$26.54
Value at end of period	$48.43	$48.59	$43.84	$33.73	$29.27	$30.33	$26.13	$19.45	$34.17	$29.35
Number of accumulation units outstanding at end of period	2,593,529	2,778,987	3,086,792	3,135,098	3,164,441	3,229,521	3,764,165	3,541,960	3,808,007	3,678,668
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.32	$29.10	$22.94	$19.75	$19.76	$17.33	$13.44	$23.68	$23.56	$19.79
Value at end of period	$29.78	$31.32	$29.10	$22.94	$19.75	$19.76	$17.33	$13.44	$23.68	$23.56
Number of accumulation units outstanding at end of period	880,341	955,259	1,017,847	1,057,270	1,127,906	1,228,889	1,395,516	1,319,771	1,406,150	1,481,556

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.68	$17.65	$22.19	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36
Value at end of period	$17.65	$22.19	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36	$32.21
Number of accumulation units outstanding at end of period	2,034,215	1,901,930	1,795,844	1,827,870	1,635,220	1,616,655	1,652,260	1,567,104	1,605,057	1,538,039
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.23	$20.15	$23.40	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04
Value at end of period	$20.15	$23.40	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04	$21.59
Number of accumulation units outstanding at end of period	137,900	162,784	136,696	135,526	103,797	109,027	113,642	116,203	121,941	138,177
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.98	$18.50	$17.88	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87
Value at end of period	$18.50	$17.88	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87	$26.48
Number of accumulation units outstanding at end of period	739,499	746,694	708,476	770,867	759,913	713,462	679,825	689,000	624,949	546,257
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.21	$6.11	$8.06	$9.10	$8.84	$10.25	$13.34	$14.38
Value at end of period			$6.11	$8.06	$9.10	$8.84	$10.25	$13.34	$14.38	$14.71
Number of accumulation units outstanding at end of period			172,816	501,928	670,832	649,765	588,206	610,487	678,576	821,914
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$13.52	$14.87	$16.18	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40
Value at end of period	$14.87	$16.18	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40	$21.22
Number of accumulation units outstanding at end of period	79	205	902	26,404	31,605	35,891	34,235	29,718	29,001	26,426
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.17	$35.99	$49.94	$53.61
Value at end of period							$35.99	$49.94	$53.61	$55.74
Number of accumulation units outstanding at end of period							42,950	44,424	49,199	43,350
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$8.78	$10.15	$10.86	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82
Value at end of period	$10.15	$10.86	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82	$14.76
Number of accumulation units outstanding at end of period	590,773	544,774	481,591	473,052	437,016	426,367	389,166	376,107	360,123	335,219
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$24.56	$26.92	$29.46	$24.55	$30.59	$32.83	$33.04	$37.16	$44.21	$47.49
Value at end of period	$26.92	$29.46	$24.55	$30.59	$32.83	$33.04	$37.16	$44.21	$47.49	$47.31
Number of accumulation units outstanding at end of period	1,226	908	838	227	194	174	173	174	171	172
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.15	$18.16	$21.94	$12.23	$17.53	$21.84	$21.32	$24.76	$32.45	$36.15
Value at end of period	$18.16	$21.94	$12.23	$17.53	$21.84	$21.32	$24.76	$32.45	$36.15	$37.23
Number of accumulation units outstanding at end of period	362	651	603	9	9	9	9	9	4	4
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.61	$18.17	$19.25	$20.21	$22.66	$24.22	$25.59	$27.45	$27.14	$28.20
Value at end of period	$18.17	$19.25	$20.21	$22.66	$24.22	$25.59	$27.45	$27.14	$28.20	$27.98
Number of accumulation units outstanding at end of period	513	548	497	169	179	187	184	184	184	188
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.03	$21.10	$22.90	$12.55	$17.11	$19.62	$16.75	$19.92	$25.32	$26.94
Value at end of period	$21.10	$22.90	$12.55	$17.11	$19.62	$16.75	$19.92	$25.32	$26.94	$26.06
Number of accumulation units outstanding at end of period	724	1,178	896	253	253	252	251	252	246	246
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.19	$17.85	$20.34	$12.14	$16.39	$18.58	$17.42	$20.45	$26.39	$29.53
Value at end of period	$17.85	$20.34	$12.14	$16.39	$18.58	$17.42	$20.45	$26.39	$29.53	$30.79
Number of accumulation units outstanding at end of period	741	750	326	10	10	6	6	6	2	2

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$12.80	$11.35	$8.65	$8.28	$8.88	$7.29	$5.33	$8.75	$10.24	
Value at end of period	$12.27	$12.80	$11.35	$8.65	$8.28	$8.88	$7.29	$5.33	$8.75	
Number of accumulation units outstanding at end of period	44,531	24,178	15,845	23,071	26,095	17,702	12,203	6,137	51	
LKCM AQUINAS GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.50	$16.46	$13.12	$11.99	$11.93	$10.34	$9.13			
Value at end of period	$16.69	$16.50	$16.46	$13.12	$11.99	$11.93	$10.34			
Number of accumulation units outstanding at end of period	0	0	0	0	0	117	117			
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.56	$16.88	$12.57	$10.94	$11.26	$9.11	$7.16	$9.38		
Value at end of period	$16.76	$17.56	$16.88	$12.57	$10.94	$11.26	$9.11	$7.16		
Number of accumulation units outstanding at end of period	236,400	243,621	313,712	246,982	168,310	85,933	43,932	3,939		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.55	$19.52	$15.13	$13.34	$14.04	$11.30	$9.02	$15.02	$15.08	$13.58
Value at end of period	$20.53	$21.55	$19.52	$15.13	$13.34	$14.04	$11.30	$9.02	$15.02	$15.08
Number of accumulation units outstanding at end of period	613,143	646,996	673,766	680,199	732,383	773,241	982,771	999,731	1,219,708	1,192,809
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.19	$9.73	$9.59							
Value at end of period	$10.08	$10.19	$9.73							
Number of accumulation units outstanding at end of period	345,427	209,832	62,207							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.92	$15.50	$11.35	$10.35	$10.78	$8.88	$6.88	$11.38	$10.71	$9.71
Value at end of period	$16.66	$16.92	$15.50	$11.35	$10.35	$10.78	$8.88	$6.88	$11.38	$10.71
Number of accumulation units outstanding at end of period	238,626	231,118	261,692	220,912	396,971	115,669	71,252	48,301	37,013	7,870
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.29	$21.81	$17.38	$14.53	$15.89	$14.24	$10.47	$17.01	$14.82	$12.49
Value at end of period	$23.23	$22.29	$21.81	$17.38	$14.53	$15.89	$14.24	$10.47	$17.01	$14.82
Number of accumulation units outstanding at end of period	714,251	641,929	597,449	571,847	555,729	608,795	592,610	562,865	414,798	330,652
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$20.71	$20.48								
Value at end of period	$20.19	$20.71								
Number of accumulation units outstanding at end of period	6,570	253								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$76.33	$80.99	$75.49	$63.10	$77.81	$61.89	$34.40	$66.86	$50.45	$40.70
Value at end of period	$64.94	$76.33	$80.99	$75.49	$63.10	$77.81	$61.89	$34.40	$66.86	$50.45
Number of accumulation units outstanding at end of period	625,681	653,677	736,576	724,489	674,108	646,096	624,578	507,978	456,698	441,136
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$33.39	$32.97	$26.16	$21.79	$24.00	$20.90	$15.10	$25.50	$24.23	$20.80
Value at end of period	$34.36	$33.39	$32.97	$26.16	$21.79	$24.00	$20.90	$15.10	$15.50	$24.23
Number of accumulation units outstanding at end of period	824	788	1,132	1,082	1,066	1,088	1,065	1,793	2,848	2,468
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$21.50	$21.11	$21.35	$19.00	$19.03	$16.71	$14.21	$16.73	$15.40	$14.47
Value at end of period	$20.80	$21.50	$21.11	$21.35	$19.00	$19.03	$16.71	$14.21	$16.73	$15.40
Number of accumulation units outstanding at end of period	373	367	365	365	380	369	354	354	332	198
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.37	$21.09	$15.11	$12.93	$13.36	$10.93	$8.05	$13.08	$13.37	$11.74
Value at end of period	$21.78	$23.37	$21.09	$15.11	$12.93	$13.36	$10.93	$8.05	$13.08	$13.37
Number of accumulation units outstanding at end of period	179,212	170,936	150,459	105,758	110,929	142,712	135,726	104,048	87,838	38,102

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.93	$14.90	$12.94	$11.74	$12.08	$10.91	$9.08	$13.23	$12.21	$11.14
Value at end of period	$15.69	$15.93	$14.90	$12.94	$11.74	$12.08	$10.91	$9.08	$13.23	$12.21
Number of accumulation units outstanding at end of period	514,331	565,239	864,034	964,186	1,042,876	1,136,584	1,221,039	1,039,841	1,112,254	1,100,688
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$7.28									
Value at end of period	$5.41									
Number of accumulation units outstanding at end of period	21,171									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.03	$14.73	$16.39	$15.22	$13.77	$12.86	$10.97	$11.93	$10.90	$10.92
Value at end of period	$14.48	$15.03	$14.73	$16.39	$15.22	$13.77	$12.86	$10.97	$11.93	$10.90
Number of accumulation units outstanding at end of period	1,316,134	1,637,337	2,311,435	3,238,654	2,993,747	2,801,042	2,286,826	1,714,640	866,018	772,132
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.39	$8.54	$8.80	$7.94	$10.47	$9.12	$5.28	$12.75	$10.24	
Value at end of period	$6.20	$7.39	$8.54	$8.80	$7.94	$10.47	$9.12	$5.28	$12.75	
Number of accumulation units outstanding at end of period	222,950	227,770	262,506	326,873	339,871	416,859	498,946	347,146	380,615	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.68	$17.85	$16.09	$14.00	$14.38	$12.31	$7.75	$12.11	$11.56	$10.76
Value at end of period	$16.82	$17.68	$17.85	$16.09	$14.00	$14.38	$12.31	$7.75	$12.11	$11.56
Number of accumulation units outstanding at end of period	327,967	392,946	802,365	768,698	688,529	604,740	631,049	589,305	618,846	468,954
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.59	$13.48	$10.52	$8.71	$10.27	$8.30	$5.46	$10.17		
Value at end of period	$13.80	$13.59	$13.48	$10.52	$8.71	$10.27	$8.30	$5.46		
Number of accumulation units outstanding at end of period	274,924	198,033	195,192	148,835	125,207	155,561	85,579	36,361		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$9.93									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	44,068									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.43	$21.31	$21.06	$18.37	$19.00	$17.03	$14.47	$13.75	$12.53	$11.16
Value at end of period	$20.31	$21.43	$21.31	$21.06	$18.37	$19.00	$17.03	$14.47	$13.75	$12.53
Number of accumulation units outstanding at end of period	1,582,998	1,877,478	2,575,397	2,596,041	2,540,197	2,427,527	2,191,368	1,839,213	1,807,197	853,274
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.79	$11.28	$11.63	$11.09	$10.52	$9.91	$8.71	$9.97		
Value at end of period	$11.70	$11.79	$11.28	$11.63	$11.09	$10.52	$9.91	$8.71		
Number of accumulation units outstanding at end of period	184,414	146,722	147,967	175,552	145,915	167,025	126,048	40,459		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.25	$19.65	$14.83	$12.43	$13.19	$11.87	$8.91	$14.77	$13.45	$12.25
Value at end of period	$22.17	$21.25	$19.65	$14.83	$12.43	$13.19	$11.87	$8.91	$14.77	$13.45
Number of accumulation units outstanding at end of period	2,779,294	2,957,866	3,070,169	3,142,962	3,449,060	3,884,153	4,122,457	3,497,301	3,695,079	3,009,516
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$3.32	$3.66	$7.61	$8.75	$9.81					
Value at end of period	$2.41	$3.32	$3.66	$7.61	$8.75					
Number of accumulation units outstanding at end of period	550,645	739,941	376,742	268,859	110,537					

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.77	$20.44	$21.37	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09
Value at end of period	$20.44	$21.37	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09	$26.33
Number of accumulation units outstanding at end of period	2,196,237	1,524,448	1,221,727	1,132,032	988,621	883,575	790,243	702,138	632,409	558,183
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$10.04
Value at end of period										$9.63
Number of accumulation units outstanding at end of period										44,399
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.16	$10.88	$11.71	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03
Value at end of period	$10.88	$11.71	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03	$13.29
Number of accumulation units outstanding at end of period	1,245,768	1,353,515	1,398,547	1,438,469	1,423,354	1,463,499	1,424,433	1,353,585	861,388	2,410
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period									$10.07	$10.16
Value at end of period									$10.16	$9.72
Number of accumulation units outstanding at end of period									31,383	153,867
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.02
Value at end of period										$9.35
Number of accumulation units outstanding at end of period										1,327,396
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$10.11	$10.44	$10.93	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82
Value at end of period	$10.44	$10.93	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82	$13.91
Number of accumulation units outstanding at end of period	3,304	6,705	9,391	16,626	21,879	24,279	29,369	30,420	34,013	32,892
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.73	$16.66	$17.71	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58
Value at end of period	$16.66	$17.71	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58	$24.96
Number of accumulation units outstanding at end of period	7,001,728	4,688,558	3,711,290	3,375,353	3,499,681	3,122,470	2,784,865	2,980,033	2,796,332	2,573,348
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.50	$11.33	$11.53	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09
Value at end of period	$11.33	$11.53	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09	$17.55
Number of accumulation units outstanding at end of period	79,071	57,290	50,114	113,042	161,479	176,625	304,213	278,013	256,687	218,348
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.75	$22.41	$23.30	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14
Value at end of period	$22.41	$23.30	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14	$33.09
Number of accumulation units outstanding at end of period	3,772,712	3,132,136	2,687,577	2,739,321	2,273,303	2,055,559	1,908,669	1,851,092	1,884,887	1,831,586
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.03	$22.78	$23.80	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16
Value at end of period	$22.78	$23.80	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16	$37.10
Number of accumulation units outstanding at end of period	2,003,739	1,875,734	1,636,315	1,651,797	1,254,091	1,145,391	1,038,875	998,425	1,009,096	971,244
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.93	$17.95	$16.66	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56
Value at end of period	$17.95	$16.66	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56	$25.45
Number of accumulation units outstanding at end of period	1,223,100	1,119,154	985,346	1,051,625	850,072	764,655	725,343	765,486	739,589	700,206
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period									$15.64	$16.21
Value at end of period									$16.21	$15.74
Number of accumulation units outstanding at end of period									334	700

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.49	$22.24	$22.49	$20.77	$19.50	$17.93	$16.24	$17.92	$17.07	$16.57
Value at end of period	$23.39	$23.49	$22.24	$22.49	$20.77	$19.50	$17.93	$16.24	$17.92	$17.07
Number of accumulation units outstanding at end of period	2,107,186	1,154,880	1,277,382	1,467,500	1,403,969	1,500,245	1,623,258	1,700,056	2,009,478	2,187,159
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.17	$9.84	$8.19	$6.97	$8.01	$7.50	$5.93	$9.40		
Value at end of period	$9.00	$9.17	$9.84	$8.19	$6.97	$8.01	$7.50	$5.93		
Number of accumulation units outstanding at end of period	645,584	464,004	403,035	334,897	320,786	310,919	351,572	4,697		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.61	$15.65	$12.07	$10.32	$10.31					
Value at end of period	$18.54	$17.61	$15.65	$12.07	$10.32					
Number of accumulation units outstanding at end of period	2,848,723	2,874,319	1,754,560	1,568,932	1,277,826					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.72	$12.58	$9.71	$8.55	$8.35	$7.06	$6.33	$9.15	$9.37	
Value at end of period	$12.97	$13.72	$12.58	$9.71	$8.55	$8.35	$7.06	$6.33	$9.15	
Number of accumulation units outstanding at end of period	4,030,668	4,449,918	4,322,074	3,408,810	3,715,931	2,461,577	3,001,481	2,802,649	3,096,950	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.34	$24.45	$18.71	$16.55	$16.80	$13.02	$9.30	$15.05	$12.09	$11.33
Value at end of period	$26.22	$26.34	$24.45	$18.71	$16.55	$16.80	$13.02	$9.30	$15.05	$12.09
Number of accumulation units outstanding at end of period	696,197	722,454	801,153	623,094	331,079	198,549	149,841	121,057	83,259	46,790
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.49	$13.62	$13.76	$13.89	$14.03	$14.14	$14.23	$14.00	$13.45	$12.95
Value at end of period	$13.36	$13.49	$13.62	$13.76	$13.89	$14.03	$14.14	$14.23	$14.00	$13.45
Number of accumulation units outstanding at end of period	2,500,323	2,439,906	2,746,407	2,686,771	3,191,766	3,172,902	3,839,351	4,585,229	3,818,074	2,584,991
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.85	$13.89	$10.73	$9.81	$10.36	$9.01	$7.31	$11.28	$10.81	$9.50
Value at end of period	$15.64	$15.85	$13.89	$10.73	$9.81	$10.36	$9.01	$7.31	$11.28	$10.81
Number of accumulation units outstanding at end of period	107,257	80,641	74,237	73,553	68,758	68,157	85,906	83,534	102,304	30,878
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.00	$21.43	$16.40	$14.47	$14.02	$12.56	$10.70			
Value at end of period	$25.57	$24.00	$21.43	$16.40	$14.47	$14.02	$12.56			
Number of accumulation units outstanding at end of period	263,247	117,561	72,026	58,318	33,613	31,564	20,615			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.33	$13.72	$10.49	$9.17	$9.03	$8.13	$6.64	$9.82		
Value at end of period	$15.50	$15.33	$13.72	$10.49	$9.17	$9.03	$8.13	$6.64		
Number of accumulation units outstanding at end of period	778,297	548,712	415,194	311,379	215,476	176,943	152,020	6,921		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.54	$19.39	$14.90	$12.98	$13.03	$11.85	$10.06			
Value at end of period	$20.52	$21.54	$19.39	$14.90	$12.98	$13.03	$11.85			
Number of accumulation units outstanding at end of period	97,608	80,216	62,655	30,036	22,347	20,721	22,512			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.02	$23.66	$17.71	$15.49	$16.00	$12.84	$11.41			
Value at end of period	$25.56	$26.02	$23.66	$17.71	$15.49	$16.00	$12.84			
Number of accumulation units outstanding at end of period	127,203	76,643	69,386	44,677	44,248	39,442	27,968			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.00	$15.24	$11.47	$9.90	$10.19	$8.22	$5.92	$10.34		
Value at end of period	$16.36	$17.00	$15.24	$11.47	$9.90	$10.19	$8.22	$5.92		
Number of accumulation units outstanding at end of period	616,625	409,229	296,380	211,416	173,172	112,404	61,223	6,947		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.03	$16.39	$11.93	$10.39	$10.92	$8.72	$6.96	$10.05		
Value at end of period	$16.09	$17.03	$16.39	$11.93	$10.39	$10.92	$8.72	$6.96		
Number of accumulation units outstanding at end of period	496,345	346,754	299,111	202,565	173,908	97,614	55,268	12,287		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.75	$16.97	$12.33	$10.81	$10.83	$8.26	$6.37	$9.82	$9.01	$8.08
Value at end of period	$17.41	$17.75	$16.97	$12.33	$10.81	$10.83	$8.26	$6.37	$9.82	$9.01
Number of accumulation units outstanding at end of period	585,811	500,285	537,316	403,013	341,819	373,908	256,579	197,318	149,833	112,478
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$50.02	$47.42	$34.77	$30.67	$31.76	$25.79	$20.42	$29.92	$28.54	$24.68
Value at end of period	$49.13	$50.02	$47.42	$34.77	$30.67	$31.76	$25.79	$20.42	$29.92	$28.54
Number of accumulation units outstanding at end of period	424,083	429,760	451,643	472,664	521,379	569,735	622,413	590,550	648,029	892,199
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.03	$14.38	$12.49	$11.12	$11.59	$10.29	$8.26	$12.62	$12.18	$10.93
Value at end of period	$14.87	$15.03	$14.38	$12.49	$11.12	$11.59	$10.29	$8.26	$12.62	$12.18
Number of accumulation units outstanding at end of period	595,660	598,768	564,661	578,458	486,409	424,397	420,890	214,323	150,320	55,398
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.75	$15.05	$12.63	$11.08	$11.74	$10.35	$8.14	$13.06	$12.53	$11.09
Value at end of period	$15.51	$15.75	$15.05	$12.63	$11.08	$11.74	$10.35	$8.14	$13.06	$12.53
Number of accumulation units outstanding at end of period	782,242	771,047	686,403	631,358	486,904	432,013	407,307	282,299	143,180	37,687
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.20	$15.43	$12.62	$11.04	$11.76	$10.31	$8.02	$13.47	$12.87	$11.29
Value at end of period	$15.89	$16.20	$15.43	$12.62	$11.04	$11.76	$10.31	$8.02	$13.47	$12.87
Number of accumulation units outstanding at end of period	526,731	492,301	443,558	415,159	355,767	332,260	280,819	165,753	113,691	66,361
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.95	$15.16	$12.40	$10.84	$11.54	$10.26				
Value at end of period	$15.65	$15.95	$15.16	$12.40	$10.84	$11.54				
Number of accumulation units outstanding at end of period	137,806	101,721	43,838	20,646	11,811	853				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$12.47	$11.84	$10.34	$9.19	$9.51	$8.52	$6.93	$9.23		
Value at end of period	$12.29	$12.47	$11.84	$10.34	$9.19	$9.51	$8.52	$6.93		
Number of accumulation units outstanding at end of period	22,007	18,950	12,250	11,655	5,869	3,097	2,058	1,119		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.22	$13.58	$12.82	$11.80	$11.87	$10.94	$9.43	$11.43	$10.97	$10.32
Value at end of period	$14.09	$14.22	$13.58	$12.82	$11.80	$11.87	$10.94	$9.43	$11.43	$10.97
Number of accumulation units outstanding at end of period	425,957	95,925	41,345	56,830	83,052	75,701	76,015	64,790	32,055	8,772
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.39	$11.86	$10.93	$9.86	$10.03	$9.11	$7.65	$9.43		
Value at end of period	$12.22	$12.39	$11.86	$10.93	$9.86	$10.03	$9.11	$7.65		
Number of accumulation units outstanding at end of period	84,268	84,155	47,805	26,586	21,289	14,744	16,404	21,087		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.35	$22.12	$19.93	$17.92	$17.78	$16.17	$13.86	$18.31	$17.48	$16.30
Value at end of period	$23.07	$23.35	$22.12	$19.93	$17.92	$17.78	$16.17	$13.86	$18.31	$17.48
Number of accumulation units outstanding at end of period	185,978	209,370	218,913	199,131	216,659	213,347	258,448	268,083	297,742	316,489

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.80	$18.83	$19.58	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07
Value at end of period	$18.83	$19.58	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07	$23.54
Number of accumulation units outstanding at end of period	596,800	486,642	412,934	416,480	364,440	355,825	344,604	334,501	333,245	287,646
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.28	$17.92	$18.71	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26
Value at end of period	$17.92	$18.71	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26	$22.90
Number of accumulation units outstanding at end of period	534,641	284,307	243,241	216,269	230,541	193,617	218,397	240,039	285,252	270,146
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.87	$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39
Value at end of period			$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39	$12.29
Number of accumulation units outstanding at end of period			50,549	76,709	69,523	79,019	82,672	86,682	115,169	139,710
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.52	$13.00	$13.55	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30
Value at end of period	$13.00	$13.55	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30	$20.32
Number of accumulation units outstanding at end of period	24	161	677	1,777	2,307	21,652	2,839	9,525	36,748	54,454
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.93	$15.92	$15.31	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89
Value at end of period	$15.92	$15.31	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89	$28.10
Number of accumulation units outstanding at end of period	203,041	186,273	186,081	278,723	369,216	396,015	424,190	435,110	361,499	359,196
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.48	$17.66	$18.55	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80
Value at end of period	$17.66	$18.55	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80	$28.96
Number of accumulation units outstanding at end of period	546,080	628,758	554,433	631,247	522,484	491,852	470,454	554,727	562,071	477,909
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93
Value at end of period			$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93	$13.60
Number of accumulation units outstanding at end of period			874,548	932,710	960,063	926,856	900,385	899,579	710,502	661,625
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.15	$12.32	$10.03	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77
Value at end of period	$12.32	$10.03	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77	$17.09
Number of accumulation units outstanding at end of period	178,149	377,822	554,232	712,985	668,543	733,225	866,048	817,575	792,173	758,836
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.35	$20.69	$21.33	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00
Value at end of period	$20.69	$21.33	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00	$29.57
Number of accumulation units outstanding at end of period	50,616	66,258	84,262	98,159	89,425	72,715	79,894	71,389	75,525	68,655
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$9.24	$10.08	$10.28	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02
Value at end of period	$10.08	$10.28	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02	$15.39
Number of accumulation units outstanding at end of period	160	13,923	22,550	19,341	25,177	33,010	45,933	69,648	48,696	81,554
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.84	$13.12	$14.87	$8.96	$12.35	$15.69	$13.84	$15.70	$21.15	$22.19
Value at end of period	$13.12	$14.87	$8.96	$12.35	$15.69	$13.84	$15.70	$21.15	$22.19	$21.61
Number of accumulation units outstanding at end of period	255,630	288,484	569,771	811,140	961,606	1,019,343	829,415	741,274	475,489	422,979
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.65	$14.51	$14.04	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06
Value at end of period	$14.51	$14.04	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06	$19.60
Number of accumulation units outstanding at end of period	1,327,634	1,286,423	626,096	617,334	502,699	469,212	433,718	449,047	437,941	412,647

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.32	$16.98	$13.73	$12.74	$13.01	$11.70	$9.63	$12.25	$12.39	$11.41
Value at end of period	$18.41	$18.32	$16.98	$13.73	$12.74	$13.01	$11.70	$9.63	$12.25	$12.39
Number of accumulation units outstanding at end of period	4,215	2,141,553	2,046,895	2,067,923	2,112,686	2,253,033	2,597,190	2,829,579	3,507,975	3,718,204
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$17.23	$13.00	$11.46	$11.83	$10.62	$8.66	$12.90	$12.70	$11.06
Value at end of period	$18.05	$18.78	$17.23	$13.00	$11.46	$11.83	$10.62	$8.66	$12.90	$12.70
Number of accumulation units outstanding at end of period	283,868	273,920	291,884	259,812	279,345	342,284	399,045	314,225	302,905	266,046
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.49	$21.51	$23.05	$19.55	$24.15	$20.28	$11.94	$24.75	$18.05	$13.43
Value at end of period	$17.92	$21.49	$21.51	$23.05	$19.55	$24.15	$20.28	$11.94	$24.75	$18.05
Number of accumulation units outstanding at end of period	130,560	157,440	152,399	168,724	159,498	189,757	219,825	206,597	231,591	195,945
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.60	$27.76	$21.31	$17.94	$17.79	$14.62	$11.75	$17.72	$17.49	$15.16
Value at end of period	$30.34	$31.60	$27.76	$21.31	$17.94	$17.79	$14.62	$11.75	$17.72	$17.49
Number of accumulation units outstanding at end of period	520,172	501,486	460,690	343,882	296,234	295,719	303,115	296,735	390,468	296,418
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.63	$22.02	$16.01	$13.62	$13.95	$11.12	$8.82	$12.71	$13.06	$11.31
Value at end of period	$22.53	$23.63	$22.02	$16.01	$13.62	$13.95	$11.12	$8.82	$12.71	$13.06
Number of accumulation units outstanding at end of period	269,912	244,053	166,219	93,630	51,309	52,307	34,156	33,115	26,743	17,726
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.87	$19.41	$15.42	$12.80	$14.07	$12.25	$8.86	$15.00	$14.21	$12.27
Value at end of period	$20.27	$18.87	$19.41	$15.42	$12.80	$14.07	$12.25	$8.86	$15.00	$14.21
Number of accumulation units outstanding at end of period	17,497	3,428,908	3,485,355	3,711,808	3,801,021	4,165,115	4,708,925	4,895,755	6,330,355	7,226,258
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.95	$19.07	$17.15	$14.91	$15.17	$12.87	$7.78	$11.13	$10.59	$10.00
Value at end of period	$17.90	$18.95	$19.07	$17.15	$14.91	$15.17	$12.87	$7.78	$11.13	$10.59
Number of accumulation units outstanding at end of period	286,962	316,174	318,955	230,657	198,670	195,117	137,395	60,170	70,355	18,525
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.30	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43	$10.95
Value at end of period	$22.19	$21.30	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43
Number of accumulation units outstanding at end of period	6,581,577	5,916,489	5,435,817	4,947,953	4,342,117	4,003,047	3,840,472	3,247,292	3,707,037	1,887,389
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.48	$21.21	$15.84	$13.78	$14.46	$11.36	$7.84	$13.48	$12.01	$11.15
Value at end of period	$23.71	$23.48	$21.21	$15.84	$13.78	$14.46	$11.36	$7.84	$13.48	$12.01
Number of accumulation units outstanding at end of period	66	1,790,049	1,870,161	2,029,088	2,071,324	2,220,215	2,362,841	2,328,633	2,600,164	3,007,899
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.43	$23.90	$18.61	$16.04	$16.34	$14.36	$11.60	$18.23	$17.87	$15.15
Value at end of period	$23.44	$25.43	$23.90	$18.61	$16.04	$16.34	$14.36	$11.60	$18.23	$17.87
Number of accumulation units outstanding at end of period	405,541	420,241	422,450	420,961	393,593	407,836	435,884	311,881	299,385	274,172
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.53	$36.74	$26.65	$22.64	$23.11	$19.98	$14.11	$24.67	$22.67	$20.21
Value at end of period	$43.37	$39.53	$36.74	$26.65	$22.64	$23.11	$19.98	$14.11	$24.67	$22.67
Number of accumulation units outstanding at end of period	901,074	824,862	749,882	754,643	731,264	750,958	918,354	877,473	941,944	1,002,606
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.83	$16.17	$14.29	$12.15	$14.00	$12.43	$9.12	$18.25	$15.29	$12.45
Value at end of period	$15.53	$15.83	$16.17	$14.29	$12.15	$14.00	$12.43	$9.12	$18.25	$15.29
Number of accumulation units outstanding at end of period	76,954	100,527	98,977	94,290	101,944	103,601	122,393	118,675	121,844	81,656
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period	$10.03	$10.84	$9.11	$7.74	$8.88	$8.24	$6.30	$10.20		
Value at end of period	$9.60	$10.03	$10.84	$9.11	$7.74	$8.88	$8.24	$6.30		
Number of accumulation units outstanding at end of period	1,101,605	1,144,455	1,227,483	1,345,055	1,000,279	1,081,566	1,174,934	1,233,294		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$13.64	$10.55	$8.75	$9.37	$8.78	$6.71	$11.23	$11.08	$10.21
Value at end of period	$12.02	$13.13	$13.64	$10.55	$8.75	$9.37	$8.78	$6.71	$11.23	$11.08
Number of accumulation units outstanding at end of period	66,572	68,296	70,443	52,643	45,090	49,193	47,978	38,955	33,966	21,588
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.09	$12.78	$10.55	$8.76	$10.37	$8.38	$5.65	$10.50	$10.12	
Value at end of period	$11.99	$12.09	$12.78	$10.55	$8.76	$10.37	$8.38	$5.65	$10.50	
Number of accumulation units outstanding at end of period	703,311	696,357	618,548	522,365	458,604	437,431	338,140	237,477	309,588	
WANGER SELECT										
Value at beginning of period	$21.69	$21.24	$15.94	$13.59	$16.68	$13.31	$8.09	$16.04	$14.81	$12.50
Value at end of period	$21.53	$21.69	$21.24	$15.94	$13.59	$16.68	$13.31	$8.09	$16.04	$14.81
Number of accumulation units outstanding at end of period	682,009	725,008	783,984	861,491	928,404	1,033,204	932,387	736,136	865,789	429,155
WANGER USA										
Value at beginning of period	$22.79	$21.97	$16.59	$13.96	$14.61	$11.96	$8.50	$14.23	$13.64	$12.77
Value at end of period	$22.42	$22.79	$21.97	$16.59	$13.96	$14.61	$11.96	$8.50	$14.23	$13.64
Number of accumulation units outstanding at end of period	604,566	646,645	787,098	870,892	866,682	682,583	612,093	495,854	393,115	322,348
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.77	$17.96	$13.76	$12.36	$11.66	$10.40	$8.82	$13.33	$12.96	$11.10
Value at end of period	$19.52	$19.77	$17.96	$13.76	$12.36	$11.66	$10.40	$8.82	$13.33	$12.96
Number of accumulation units outstanding at end of period	985,536	943,969	942,360	922,859	935,569	961,182	1,150,809	1,086,017	1,229,889	1,219,007
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$36.67	$34.50	$25.23	$22.47	$23.19	$19.11	$14.86	$22.00	$24.17	$20.11
Value at end of period	$34.65	$36.67	$34.50	$25.23	$22.47	$23.19	$19.11	$14.86	$22.00	$24.17
Number of accumulation units outstanding at end of period	365,952	395,622	435,437	470,296	509,276	559,217	607,006	555,936	687,600	652,957

TABLE 24

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.73	$19.99	$14.99	$13.19	$14.06	$12.97	$11.22			
Value at end of period	$21.02	$20.73	$19.99	$14.99	$13.19	$14.06	$12.97			
Number of accumulation units outstanding at end of period	694	483	538	314	232	276	276			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$16.15	$14.32	$11.78	$10.70	$11.02	$9.61	$8.61			
Value at end of period	$15.92	$16.15	$14.32	$11.78	$10.70	$11.02	$9.61			
Number of accumulation units outstanding at end of period	2,446	2,742	3,423	3,078	1,670	1,777	217			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.67	$15.44	$12.03	$11.08	$10.99	$10.17				
Value at end of period	$16.02	$16.67	$15.44	$12.03	$11.08	$10.99				
Number of accumulation units outstanding at end of period	4,539	4,035	5,013	1,448	64	50				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.06	$11.87	$13.20	$12.50	$11.18	$10.71	$10.14			
Value at end of period	$11.67	$12.06	$11.87	$13.20	$12.50	$11.18	$10.71			
Number of accumulation units outstanding at end of period	1,684	1,371	6,226	12,069	16,980	7,231	1,792			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.65									
Value at end of period	$9.30									
Number of accumulation units outstanding at end of period	1,930									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.97	$17.28	$12.07	$10.14	$11.72					
Value at end of period	$18.00	$18.97	$17.28	$12.07	$10.14					
Number of accumulation units outstanding at end of period	2,752	981	2,422	1,937	1,821					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.52	$11.76	$9.49	$7.65	$8.34	$7.95	$5.75	$9.02		
Value at end of period	$10.96	$11.52	$11.76	$9.49	$7.65	$8.34	$7.95	$5.75		
Number of accumulation units outstanding at end of period	9,130	7,421	8,061	3,092	2,254	931	779	166		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.40	$17.87	$12.50	$10.85	$12.00					
Value at end of period	$17.21	$19.40	$17.87	$12.50	$10.85					
Number of accumulation units outstanding at end of period	2,063	949	2,521	85	85					
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.41									
Value at end of period	$9.15									
Number of accumulation units outstanding at end of period	538									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.60									
Value at end of period	$10.07									
Number of accumulation units outstanding at end of period	4,140									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.01	$22.80	$17.29	$15.43	$15.69	$12.61	$12.15			
Value at end of period	$22.12	$24.01	$22.80	$17.29	$15.43	$15.69	$12.61			
Number of accumulation units outstanding at end of period	626	482	2,420	2,453	2,630	87	7			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.66	$22.74	$19.47	$17.80	$17.21	$15.51	$12.51	$18.41	$18.11	$16.82
Value at end of period	$23.87	$24.66	$22.74	$19.47	$17.80	$17.21	$15.51	$12.51	$18.41	$18.11
Number of accumulation units outstanding at end of period	2,441	1,067	2,784	2,465	3,895	8,228	9,009	12,996	28,402	41,874
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$14.25	$11.06	$10.84	$9.37						
Value at end of period	$14.80	$14.25	$11.06	$10.84						
Number of accumulation units outstanding at end of period	931	1,251	3,489	1,602						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.71	$12.40	$9.57	$8.42	$8.96	$7.79	$6.18	$8.87		
Value at end of period	$13.26	$13.71	$12.40	$9.57	$8.42	$8.96	$7.79	$6.18		
Number of accumulation units outstanding at end of period	982	877	777	674	755	1,244	955	233		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.68	$14.15	$10.58	$9.18	$9.69	$7.97	$7.88			
Value at end of period	$14.72	$15.68	$14.15	$10.58	$9.18	$9.69	$7.97			
Number of accumulation units outstanding at end of period	950	594	363	277	247	141	23			
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$12.56	$12.37								
Value at end of period	$11.63	$12.56								
Number of accumulation units outstanding at end of period	254	136								
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.72	$20.48	$17.22	$14.60	$17.07	$15.77	$11.46	$19.48	$16.56	$13.73
Value at end of period	$19.36	$19.72	$20.48	$17.22	$14.60	$17.07	$15.77	$11.46	$19.48	$16.56
Number of accumulation units outstanding at end of period	43,199	38,522	28,071	29,185	31,577	44,836	56,875	66,850	146,947	93,961
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$48.14	$43.46	$33.45	$29.04	$30.10	$25.95	$19.33	$33.97	$29.20	$26.41
Value at end of period	$47.96	$48.14	$43.46	$33.45	$29.04	$30.10	$25.95	$19.33	$33.97	$29.20
Number of accumulation units outstanding at end of period	123,440	123,296	116,485	117,965	129,622	158,889	166,720	219,261	341,656	396,001
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.03	$28.85	$22.75	$19.60	$19.61	$17.21	$13.36	$23.54	$23.43	$19.70
Value at end of period	$29.49	$31.03	$28.85	$22.75	$19.60	$19.61	$17.21	$13.36	$23.54	$23.43
Number of accumulation units outstanding at end of period	59,483	47,338	53,196	55,572	65,859	82,239	85,701	125,299	262,429	258,167
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.08	$27.31	$20.24	$17.84	$17.99	$14.64	$11.53	$22.06	$17.56	$16.60
Value at end of period	$31.90	$30.08	$27.31	$20.24	$17.84	$17.99	$14.64	$11.53	$22.06	$17.56
Number of accumulation units outstanding at end of period	26,033	26,251	52,303	47,220	59,919	57,947	60,361	104,016	302,333	367,212
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.85	$22.92	$17.76	$14.86	$18.13	$16.20	$12.94	$23.26	$20.04	$17.15
Value at end of period	$21.38	$20.85	$22.92	$17.76	$14.86	$18.13	$16.20	$12.94	$23.26	$20.04
Number of accumulation units outstanding at end of period	1,397	2,309	7,973	10,569	10,679	10,158	10,238	13,669	20,550	32,815
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$28.68	$28.82	$21.38	$18.25	$19.16	$15.10	$11.81	$17.83	$18.45	$15.94
Value at end of period	$26.28	$28.68	$28.82	$21.38	$18.25	$19.16	$15.10	$11.81	$17.83	$18.45
Number of accumulation units outstanding at end of period	24,418	21,107	18,417	20,223	23,094	29,350	31,209	27,827	48,377	51,034
FUNDAMENTAL INVESTORSSM (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$14.33	$13.30	$10.22	$8.82	$9.09	$8.06	$6.11	$9.89		
Value at end of period	$14.66	$14.33	$13.30	$10.22	$8.82	$9.09	$8.06	$6.11		
Number of accumulation units outstanding at end of period	16,272	12,662	10,781	9,648	8,822	9,318	6,917	2,982		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$18.32	$17.71	$13.86	$12.69	$13.67	$12.28	$10.46			
Value at end of period	$17.34	$18.32	$17.71	$13.86	$12.69	$13.67	$12.28			
Number of accumulation units outstanding at end of period	175	0	0	0	0	35	0			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.54	$49.89	$35.98	$37.16						
Value at end of period	$55.63	$53.54	$49.89	$35.98						
Number of accumulation units outstanding at end of period	4,426	4,337	6,890	6,887						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.70	$14.67	$11.47	$10.18	$10.29	$9.49	$7.48	$10.82	$10.11	$8.75
Value at end of period	$14.64	$15.70	$14.67	$11.47	$10.18	$10.29	$9.49	$7.48	$10.82	$10.11
Number of accumulation units outstanding at end of period	7,107	7,167	36,351	46,367	52,221	59,066	64,029	86,234	115,519	127,347
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$29.25	$26.16	$20.28	$17.29	$18.45	$18.38				
Value at end of period	$30.49	$29.25	$26.16	$20.28	$17.29	$18.45				
Number of accumulation units outstanding at end of period	0	0	7	4	2	1				
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.75	$11.31	$8.62	$8.26	$8.87	$7.28	$5.32	$8.75	$9.68	
Value at end of period	$12.21	$12.75	$11.31	$8.62	$8.26	$8.87	$7.28	$5.32	$8.75	
Number of accumulation units outstanding at end of period	643	643	643	643	144	274	10	374	170	
LKCM AQUINAS GROWTH FUND										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.42	$16.39	$13.07	$11.95	$11.89	$10.31	$8.01	$12.10	$12.09	
Value at end of period	$16.60	$16.42	$16.39	$13.07	$11.95	$11.89	$10.31	$8.01	$12.10	
Number of accumulation units outstanding at end of period	0	0	0	0	0	21,102	19,792	25,658	19,463	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.50	$16.83	$12.55	$10.92	$11.24	$9.11	$7.16	$10.14		
Value at end of period	$16.70	$17.50	$16.83	$12.55	$10.92	$11.24	$9.11	$7.16		
Number of accumulation units outstanding at end of period	2,281	2,023	1,801	1,550	364	319	234	180		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.41	$19.40	$15.04	$13.27	$13.97	$11.26	$8.98	$14.97	$15.04	$13.55
Value at end of period	$20.38	$21.41	$19.40	$15.04	$13.27	$13.97	$11.26	$8.98	$14.97	$15.04
Number of accumulation units outstanding at end of period	8,859	8,686	18,210	17,979	20,886	20,198	22,904	40,910	68,025	90,240
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$10.18	$9.90								
Value at end of period	$10.07	$10.18								
Number of accumulation units outstanding at end of period	2,799	1,535								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.85	$15.44	$11.31	$10.32	$10.75	$8.87	$6.87	$11.37	$10.71	$9.46
Value at end of period	$16.58	$16.85	$15.44	$11.31	$10.32	$10.75	$8.87	$6.87	$11.37	$10.71
Number of accumulation units outstanding at end of period	6,139	2,307	4,789	4,354	3,915	3,964	3,670	1,456	575	1,407
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.17	$21.71	$17.30	$14.48	$15.84	$14.20	$10.44	$16.98	$14.80	$12.48
Value at end of period	$23.10	$22.17	$21.71	$17.30	$14.48	$15.84	$14.20	$10.44	$16.98	$14.80
Number of accumulation units outstanding at end of period	116,465	115,801	9,586	8,695	8,169	7,033	6,287	12,246	14,536	16,952
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$21.07									
Value at end of period	$20.17									
Number of accumulation units outstanding at end of period	8									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$75.78	$80.44	$75.03	$62.74	$77.41	$61.60	$34.26	$66.61	$50.29	$40.60
Value at end of period	$64.44	$75.78	$80.44	$75.03	$62.74	$77.41	$61.60	$34.26	$66.61	$50.29
Number of accumulation units outstanding at end of period	3,271	3,398	9,495	9,030	10,146	13,304	13,796	25,177	28,076	27,689
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.26	$21.00	$15.05	$12.89	$13.32	$10.91	$8.03	$13.06	$13.36	$11.74
Value at end of period	$21.66	$23.26	$21.00	$15.05	$12.89	$13.32	$10.91	$8.03	$13.06	$13.36
Number of accumulation units outstanding at end of period	2,859	2,927	4,450	3,538	3,654	3,842	3,874	3,696	2,541	3,802

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.82	$14.80	$12.86	$11.67	$12.02	$10.85	$9.04	$13.19	$12.18	$11.11
Value at end of period	$15.57	$15.82	$14.80	$12.86	$11.67	$12.02	$10.85	$9.04	$13.19	$12.18
Number of accumulation units outstanding at end of period	13,358	11,389	16,093	14,662	13,970	16,401	23,714	25,495	95,473	94,632
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.95	$14.66	$16.31	$15.16	$13.72	$12.82	$10.95	$11.90	$10.88	$10.91
Value at end of period	$14.39	$14.95	$14.66	$16.31	$15.16	$13.72	$12.82	$10.95	$11.90	$10.88
Number of accumulation units outstanding at end of period	43,917	38,274	46,915	50,145	45,457	36,159	26,578	27,192	9,460	22,705
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.37	$8.51	$8.78	$7.92	$10.45	$9.11	$5.27	$12.75	$10.67	
Value at end of period	$6.17	$7.37	$8.51	$8.78	$7.92	$10.45	$9.11	$5.27	$12.75	
Number of accumulation units outstanding at end of period	6,874	6,009	9,038	12,179	10,932	10,346	9,942	13,808	9,558	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73	$12.09	$11.54	$10.75
Value at end of period	$16.72	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73	$12.09	$11.54
Number of accumulation units outstanding at end of period	6,956	5,649	6,544	7,405	7,550	9,675	13,212	23,034	29,781	14,703
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46	$5.98		
Value at end of period	$13.75	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46		
Number of accumulation units outstanding at end of period	3,176	1,515	3,026	809	1,386	2,756	1,720	214		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.99									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	48									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44	$13.73	$12.52	$11.15
Value at end of period	$20.20	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44	$13.73	$12.52
Number of accumulation units outstanding at end of period	32,427	29,163	39,708	37,556	44,896	44,246	51,997	65,934	54,015	41,605
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71	$9.69		
Value at end of period	$11.66	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71		
Number of accumulation units outstanding at end of period	4,860	5,063	8,851	8,076	7,792	5,280	2,769	375		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89	$14.74	$13.44	$12.24
Value at end of period	$22.04	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89	$14.74	$13.44
Number of accumulation units outstanding at end of period	92,566	93,926	62,921	62,393	66,294	99,181	96,562	125,546	283,624	244,820
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.31	$3.66	$7.61	$8.74	$10.78					
Value at end of period	$2.41	$3.31	$3.66	$7.61	$8.74					
Number of accumulation units outstanding at end of period	57,570	48,266	7,781	7,120	1,260					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11	$21.24	$20.34	$18.68
Value at end of period	$26.07	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11	$21.24	$20.34
Number of accumulation units outstanding at end of period	1,490	2,663	29,730	35,533	47,137	49,614	55,247	77,643	154,720	198,120
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.90									
Value at end of period	$9.63									
Number of accumulation units outstanding at end of period	517									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68	$11.70	$10.76	$10.13
Value at end of period	$13.08	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68	$11.70	$10.76
Number of accumulation units outstanding at end of period	41,611	40,605	52,514	59,384	68,854	71,831	84,120	98,319	131,023	132,596
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.16	$10.29								
Value at end of period	$9.71	$10.16								
Number of accumulation units outstanding at end of period	264	50								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.35									
Number of accumulation units outstanding at end of period	42,441									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87	$17.61	$16.57	$14.66
Value at end of period	$24.72	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87	$17.61	$16.57
Number of accumulation units outstanding at end of period	142,732	150,086	158,993	154,451	192,712	192,443	169,608	209,441	385,266	519,176
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83	$11.52	$11.32	$10.50
Value at end of period	$17.46	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83	$11.52	$11.32
Number of accumulation units outstanding at end of period	2,369	1,983	6,276	9,331	6,119	5,596	6,523	5,397	5,568	9,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39	$23.17	$22.29	$19.66
Value at end of period	$32.77	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39	$23.17	$22.29
Number of accumulation units outstanding at end of period	17,106	16,104	29,459	27,958	38,262	46,241	58,601	79,403	232,046	254,587
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63	$23.68	$22.69	$20.95
Value at end of period	$36.77	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63	$23.68	$22.69
Number of accumulation units outstanding at end of period	28,289	27,335	32,774	33,215	39,895	48,390	49,215	62,920	194,039	229,461
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90	$16.58	$17.87	$15.86
Value at end of period	$25.23	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90	$16.58	$17.87
Number of accumulation units outstanding at end of period	4,917	4,979	9,947	9,395	11,802	19,040	19,004	29,022	68,751	79,276
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$18.07	$17.66								
Value at end of period	$17.61	$18.07								
Number of accumulation units outstanding at end of period	15,331	20,389								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$19.45	$18.94								
Value at end of period	$18.94	$19.45								
Number of accumulation units outstanding at end of period	30,154	29,505								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$20.38	$19.79								
Value at end of period	$19.79	$20.38								
Number of accumulation units outstanding at end of period	994	972								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$15.04	$14.81								
Value at end of period	$14.72	$15.04								
Number of accumulation units outstanding at end of period	25,657	1								

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.27	$22.04	$22.30	$20.60	$19.36	$17.81	$16.13	$17.82	$16.98	$16.49
Value at end of period	$23.16	$23.27	$22.04	$22.30	$20.60	$19.36	$17.81	$16.13	$17.82	$16.98
Number of accumulation units outstanding at end of period	61,327	49,887	38,389	38,400	41,709	45,748	51,392	73,671	322,339	300,213
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.14	$9.82	$8.17	$6.95	$8.00	$7.50	$5.92	$7.64		
Value at end of period	$8.96	$9.14	$9.82	$8.17	$6.95	$8.00	$7.50	$5.92		
Number of accumulation units outstanding at end of period	5,209	1,747	1,206	1,759	2,253	7,413	7,245	807		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.57	$15.63	$12.06	$10.32	$10.31					
Value at end of period	$18.49	$17.57	$15.63	$12.06	$10.32					
Number of accumulation units outstanding at end of period	174,193	177,455	64,697	75,310	83,791					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.66	$12.54	$9.68	$8.53	$8.33	$7.05	$6.32	$9.14	$9.37	
Value at end of period	$12.91	$13.66	$12.54	$9.68	$8.53	$8.33	$7.05	$6.32	$9.14	
Number of accumulation units outstanding at end of period	79,428	76,128	111,959	86,005	97,384	41,425	52,339	84,222	163,905	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.17	$24.29	$18.60	$16.46	$16.72	$12.96	$9.26	$15.00	$12.06	$11.31
Value at end of period	$26.03	$26.17	$24.29	$18.60	$16.46	$16.72	$12.96	$9.26	$15.00	$12.06
Number of accumulation units outstanding at end of period	73,766	76,574	8,942	2,109	1,799	1,740	1,172	1,265	2,864	2,245
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14	$13.92	$13.38	$12.89
Value at end of period	$13.23	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14	$13.92	$13.38
Number of accumulation units outstanding at end of period	71,535	64,331	83,516	76,228	93,125	115,872	169,067	208,197	264,297	275,899
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.78	$13.83	$10.70	$9.78	$10.33	$8.99	$7.30	$11.27	$10.81	$9.38
Value at end of period	$15.56	$15.78	$13.83	$10.70	$9.78	$10.33	$8.99	$7.30	$11.27	$10.81
Number of accumulation units outstanding at end of period	379	369	3,182	2,994	2,851	5,924	8,751	8,998	18,320	2,555
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.93	$21.38	$16.37	$14.45	$14.01	$12.55	$10.70			
Value at end of period	$25.48	$23.93	$21.38	$16.37	$14.45	$14.01	$12.55			
Number of accumulation units outstanding at end of period	473	263	167	83	25	407	329			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.28	$13.68	$10.47	$9.15	$9.02	$8.12	$6.65			
Value at end of period	$15.44	$15.28	$13.68	$10.47	$9.15	$9.02	$8.12			
Number of accumulation units outstanding at end of period	51,871	50,874	1,719	1,179	795	866	946			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.48	$19.34	$14.87	$12.96	$13.02	$11.84	$10.06			
Value at end of period	$20.46	$21.48	$19.34	$14.87	$12.96	$13.02	$11.84			
Number of accumulation units outstanding at end of period	96	18	994	933	884	1,881	1,494			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.95	$23.60	$17.68	$15.47	$15.98	$12.84	$11.41			
Value at end of period	$25.47	$25.95	$23.60	$17.68	$15.47	$15.98	$12.84			
Number of accumulation units outstanding at end of period	273	514	403	644	571	277	211			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.95	$15.20	$11.44	$9.88	$10.18	$8.21	$5.92	$6.64		
Value at end of period	$16.30	$16.95	$15.20	$11.44	$9.88	$10.18	$8.21	$5.92		
Number of accumulation units outstanding at end of period	27,950	27,151	610	362	116	36	22	423		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$16.97	$16.34	$11.90	$10.37	$10.90	$8.72	$5.04			
Value at end of period	$16.03	$16.97	$16.34	$11.90	$10.37	$10.90	$8.72			
Number of accumulation units outstanding at end of period	32,749	30,288	952	1,713	597	367	114			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.63	$16.87	$12.26	$10.75	$10.78	$8.23	$6.35	$9.79	$8.99	$8.07
Value at end of period	$17.29	$17.63	$16.87	$12.26	$10.75	$10.78	$8.23	$6.35	$9.79	$8.99
Number of accumulation units outstanding at end of period	5,924	4,478	3,314	2,511	3,081	2,661	2,897	6,248	5,796	8,082
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$49.58	$47.03	$34.50	$30.44	$31.55	$25.63	$20.31	$29.76	$28.40	$24.57
Value at end of period	$48.67	$49.58	$47.03	$34.50	$30.44	$31.55	$25.63	$20.31	$29.76	$28.40
Number of accumulation units outstanding at end of period	15,494	15,340	21,407	20,342	23,309	24,031	27,363	30,424	84,076	102,125
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.96	$14.32	$12.44	$11.08	$11.56	$10.26	$8.25	$12.60	$12.17	$10.92
Value at end of period	$14.79	$14.96	$14.32	$12.44	$11.08	$11.56	$10.26	$8.25	$12.60	$12.17
Number of accumulation units outstanding at end of period	17,118	15,206	19,525	17,753	17,026	50,508	39,984	49,902	63,914	17,886
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.67	$14.98	$12.58	$11.05	$11.70	$10.32	$8.13	$13.04	$12.52	$11.08
Value at end of period	$15.43	$15.67	$14.98	$12.58	$11.05	$11.70	$10.32	$8.13	$13.04	$12.52
Number of accumulation units outstanding at end of period	18,651	16,417	9,665	6,963	2,930	35,849	34,201	26,445	49,044	23,121
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.13	$15.36	$12.57	$11.00	$11.72	$10.29	$8.01	$13.46	$12.85	$11.29
Value at end of period	$15.81	$16.13	$15.36	$12.57	$11.00	$11.72	$10.29	$8.01	$13.46	$12.85
Number of accumulation units outstanding at end of period	3,141	2,495	3,807	3,457	3,599	14,378	11,904	15,801	42,982	15,839
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$15.91	$15.14	$12.38	$10.83	$11.54	$10.93				
Value at end of period	$15.61	$15.91	$15.14	$12.38	$10.83	$11.54				
Number of accumulation units outstanding at end of period	259	126	92	92	92	23				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.43	$11.81	$10.32	$9.17	$9.50	$8.52	$6.92	$7.19		
Value at end of period	$12.24	$12.43	$11.81	$10.32	$9.17	$9.50	$8.52	$6.92		
Number of accumulation units outstanding at end of period	9	9	9	0	0	0	0	26		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.15	$13.52	$12.77	$11.76	$11.84	$10.92	$9.41	$11.41	$10.96	$10.32
Value at end of period	$14.01	$14.15	$13.52	$12.77	$11.76	$11.84	$10.92	$9.41	$11.41	$10.96
Number of accumulation units outstanding at end of period	1,899	745	17,538	17,414	17,275	22,392	20,186	8,686	14,214	1,817
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.35	$11.82	$10.91	$9.84	$10.02	$9.10	$7.71			
Value at end of period	$12.18	$12.35	$11.82	$10.91	$9.84	$10.02	$9.10			
Number of accumulation units outstanding at end of period	3,639	2,984	1,991	990	326	288	192			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.13	$21.92	$19.76	$17.78	$17.65	$16.06	$13.77	$18.21	$17.39	$16.22
Value at end of period	$22.84	$23.13	$21.92	$19.76	$17.78	$17.65	$16.06	$13.77	$18.21	$17.39
Number of accumulation units outstanding at end of period	4,021	3,868	21,959	21,429	20,598	17,770	19,680	18,748	37,313	40,538

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.84	$22.61	$18.67	$16.40	$17.08	$15.26	$12.32	$19.47	$18.73	$16.72
Value at end of period	$23.31	$23.84	$22.61	$18.67	$16.40	$17.08	$15.26	$12.32	$19.47	$18.73
Number of accumulation units outstanding at end of period	14,354	17,740	41,163	37,538	38,434	61,003	61,867	75,845	172,070	163,468
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.05	$21.83	$18.92	$16.83	$17.11	$15.43	$12.80	$18.61	$17.83	$16.20
Value at end of period	$22.68	$23.05	$21.83	$18.92	$16.83	$17.11	$15.43	$12.80	$18.61	$17.83
Number of accumulation units outstanding at end of period	11,989	12,670	31,690	29,158	30,669	35,683	41,240	62,347	341,655	352,445
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.34	$11.80	$12.24	$11.91	$11.22	$10.69	$10.20	$9.94		
Value at end of period	$12.24	$12.34	$11.80	$12.24	$11.91	$11.22	$10.69	$10.20		
Number of accumulation units outstanding at end of period	3,430	2,320	1,423	9,078	10,091	6,745	1,346	537		
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.70	$25.79	$19.84	$17.23	$17.98	$14.89	$11.09	$15.26	$15.89	$13.91
Value at end of period	$27.91	$28.70	$25.79	$19.84	$17.23	$17.98	$14.89	$11.09	$15.26	$15.89
Number of accumulation units outstanding at end of period	4,126	3,590	3,522	2,521	2,010	1,482	4,583	4,519	5,293	4,995
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.61	$29.65	$21.58	$18.22	$18.01	$14.39	$10.76	$18.50	$17.62	$15.45
Value at end of period	$28.77	$30.61	$29.65	$21.58	$18.22	$18.01	$14.39	$10.76	$18.50	$17.62
Number of accumulation units outstanding at end of period	21,774	15,913	17,289	16,779	18,321	19,247	19,260	15,894	41,192	42,830
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.89	$12.30	$11.96	$9.59	$10.21	$8.87	$6.70	$9.74		
Value at end of period	$13.55	$13.89	$12.30	$11.96	$9.59	$10.21	$8.87	$6.70		
Number of accumulation units outstanding at end of period	2,922	3,637	8,609	8,858	7,059	11,839	12,092	25,587		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.70	$12.99	$12.87	$11.25	$10.39	$8.20	$6.10	$10.02	$12.31	$10.05
Value at end of period	$17.01	$16.70	$12.99	$12.87	$11.25	$10.39	$8.20	$6.10	$10.02	$12.31
Number of accumulation units outstanding at end of period	5,383	4,202	7,792	7,846	9,557	7,782	6,343	14,404	14,211	7,462
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.81	$25.81	$19.36	$17.42	$18.47	$16.66	$12.79	$21.27	$20.63	$18.31
Value at end of period	$29.36	$28.81	$25.81	$19.36	$17.42	$18.47	$16.66	$12.79	$21.27	$20.63
Number of accumulation units outstanding at end of period	1,674	1,549	4,672	3,928	3,801	4,863	3,999	4,827	6,105	6,471
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.95	$15.45	$11.15	$9.87	$10.25	$8.27	$6.70	$10.27	$10.08	$9.32
Value at end of period	$15.32	$15.95	$15.45	$11.15	$9.87	$10.25	$8.27	$6.70	$10.27	$10.08
Number of accumulation units outstanding at end of period	1,169	1,444	1,796	1,455	1,435	1,244	723	1,187	498	17
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.09	$21.05	$15.64	$13.79	$15.65	$12.32	$8.94	$14.85	$13.11	$11.84
Value at end of period	$21.50	$22.09	$21.05	$15.64	$13.79	$15.65	$12.32	$8.94	$14.85	$13.11
Number of accumulation units outstanding at end of period	9,846	5,184	5,123	4,738	4,480	5,011	4,781	5,658	6,958	9,777
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.92	$19.37	$14.50	$12.35	$12.75	$11.19	$8.80	$14.00	$14.48	$12.63
Value at end of period	$19.47	$20.92	$19.37	$14.50	$12.35	$12.75	$11.19	$8.80	$14.00	$14.48
Number of accumulation units outstanding at end of period	11,662	11,359	15,426	13,571	13,742	15,854	17,850	22,049	52,780	63,369
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.89	$17.52	$13.67	$12.70	$12.97	$11.67	$9.27	$12.68	$11.94	$11.09
Value at end of period	$17.67	$18.89	$17.52	$13.67	$12.70	$12.97	$11.67	$9.27	$12.68	$11.94
Number of accumulation units outstanding at end of period	223,520	229,526	185,293	203,010	224,470	232,319	253,893	357,527	476,550	587,280

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.69	$17.16	$12.95	$11.42	$11.80	$10.60	$8.64	$12.88	$12.69	$11.06
Value at end of period	$17.96	$18.69	$17.16	$12.95	$11.42	$11.80	$10.60	$8.64	$12.88	$12.69
Number of accumulation units outstanding at end of period	3,625	3,454	10,116	8,245	7,647	6,786	5,996	8,015	5,725	2,247
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.39	$21.42	$22.96	$19.48	$24.09	$20.23	$11.92	$24.72	$18.04	$13.42
Value at end of period	$17.82	$21.39	$21.42	$22.96	$19.48	$24.09	$20.23	$11.92	$24.72	$18.04
Number of accumulation units outstanding at end of period	29,820	28,000	5,602	6,613	7,372	8,374	9,500	9,666	13,702	10,505
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.40	$27.60	$21.20	$17.85	$17.72	$14.56	$11.71	$17.67	$17.45	$15.14
Value at end of period	$30.13	$31.40	$27.60	$21.20	$17.85	$17.72	$14.56	$11.71	$17.67	$17.45
Number of accumulation units outstanding at end of period	6,811	6,793	5,412	3,480	3,655	3,890	3,986	6,470	18,425	27,636
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.51	$21.93	$15.95	$13.58	$13.91	$11.09	$8.80	$12.70	$13.05	$11.31
Value at end of period	$22.41	$23.51	$21.93	$15.95	$13.58	$13.91	$11.09	$8.80	$12.70	$13.05
Number of accumulation units outstanding at end of period	5,658	1,540	4,650	2,395	1,890	1,527	1,235	1,142	1,534	1,318
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.77	$19.32	$14.74	$12.75	$14.03	$11.72	$8.84	$14.97	$14.20	$12.15
Value at end of period	$19.34	$18.77	$19.32	$14.74	$12.75	$14.03	$11.72	$8.84	$14.97	$14.20
Number of accumulation units outstanding at end of period	77,732	78,914	205,609	206,152	221,997	234,758	264,766	361,586	739,834	908,574
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.87	$19.00	$17.09	$14.87	$15.13	$12.85	$7.77	$11.12	$10.59	$10.17
Value at end of period	$17.81	$18.87	$19.00	$17.09	$14.87	$15.13	$12.85	$7.77	$11.12	$10.59
Number of accumulation units outstanding at end of period	12,348	10,813	3,415	2,022	2,766	1,148	2,847	3,631	3,457	2,756
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13	$9.20	$12.83	$12.42	$10.95
Value at end of period	$22.07	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13	$9.20	$12.83	$12.42
Number of accumulation units outstanding at end of period	97,693	43,004	33,609	30,133	31,408	64,208	58,446	93,764	246,957	122,324
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.36	$21.11	$15.78	$13.73	$14.41	$10.97	$7.82	$13.46	$12.39	$11.47
Value at end of period	$22.84	$23.36	$21.11	$15.78	$13.73	$14.41	$10.97	$7.82	$13.46	$12.39
Number of accumulation units outstanding at end of period	24,298	28,611	94,116	101,145	111,951	122,606	134,669	203,872	325,463	398,751
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.28	$23.78	$18.52	$15.97	$16.28	$14.31	$11.57	$18.19	$17.83	$15.13
Value at end of period	$23.29	$25.28	$23.78	$18.52	$15.97	$16.28	$14.31	$11.57	$18.19	$17.83
Number of accumulation units outstanding at end of period	9,033	7,517	7,676	7,951	7,272	9,032	9,467	11,747	15,002	20,492
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.17	$36.42	$26.43	$22.46	$22.94	$19.84	$14.02	$24.52	$22.55	$20.11
Value at end of period	$42.95	$39.17	$36.42	$26.43	$22.46	$22.94	$19.84	$14.02	$24.52	$22.55
Number of accumulation units outstanding at end of period	17,756	9,988	31,110	34,529	42,262	42,295	42,046	68,508	111,470	130,094
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$16.10	$14.23	$12.11	$13.96	$12.40	$9.11	$18.23	$15.28	$12.45
Value at end of period	$15.44	$15.76	$16.10	$14.23	$12.11	$13.96	$12.40	$9.11	$18.23	$15.28
Number of accumulation units outstanding at end of period	106	83	1,154	621	429	950	1,070	4,566	7,821	4,783
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.99	$10.81	$9.08	$7.72	$8.87	$8.23	$6.29	$10.20		
Value at end of period	$9.56	$9.99	$10.81	$9.08	$7.72	$8.87	$8.23	$6.29		
Number of accumulation units outstanding at end of period	23,544	25,083	25,623	33,761	30,950	35,558	39,786	54,247		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$13.07	$13.59	$10.51	$8.72	$9.35	$8.77	$6.70	$11.22	$11.23	
Value at end of period	$11.96	$13.07	$13.59	$10.51	$8.72	$9.35	$8.77	$6.70	$11.22	
Number of accumulation units outstanding at end of period	253	247	0	0	0	202	697	3,165	1,254	
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65	$10.49	$10.82	
Value at end of period	$11.93	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65	$10.49	
Number of accumulation units outstanding at end of period	26,515	9,305	12,733	13,437	11,163	6,993	2,462	6,419	5,225	
WANGER SELECT										
Value at beginning of period	$21.58	$21.14	$15.87	$13.54	$16.62	$13.27	$8.07	$16.01	$14.79	$12.49
Value at end of period	$21.40	$21.58	$21.14	$15.87	$13.54	$16.62	$13.27	$8.07	$16.01	$14.79
Number of accumulation units outstanding at end of period	4,780	1,832	14,571	12,537	12,363	11,998	12,367	18,916	70,844	31,002
WANGER USA										
Value at beginning of period	$22.67	$21.86	$16.52	$13.91	$14.56	$11.93	$8.48	$14.20	$13.62	$12.76
Value at end of period	$22.29	$22.67	$21.86	$16.52	$13.91	$14.56	$11.93	$8.48	$14.20	$13.62
Number of accumulation units outstanding at end of period	426	834	2,188	907	1,976	1,836	1,393	4,084	6,367	8,691
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.66	$17.87	$13.70	$12.31	$11.63	$10.37	$8.80	$13.31	$12.94	$11.09
Value at end of period	$19.41	$19.66	$17.87	$13.70	$12.31	$11.63	$10.37	$8.80	$13.31	$12.94
Number of accumulation units outstanding at end of period	76,940	78,036	25,156	22,536	24,253	28,740	26,706	41,857	63,508	76,720
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$36.40	$34.27	$25.08	$22.34	$23.07	$19.02	$14.80	$21.91	$24.10	$20.06
Value at end of period	$34.38	$36.40	$34.27	$25.08	$22.34	$23.07	$19.02	$14.80	$21.91	$24.10
Number of accumulation units outstanding at end of period	5,607	6,076	12,605	13,308	13,241	15,912	19,065	34,945	37,092	45,659

TABLE 25

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.67	$19.94	$14.97	$13.17	$14.05	$12.97	$11.33			
Value at end of period	$20.95	$20.67	$19.94	$14.97	$13.17	$14.05	$12.97			
Number of accumulation units outstanding at end of period	2,163	285	1,263	424	669	914	298			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.10	$14.28	$11.75	$10.68	$11.01	$9.60	$8.24			
Value at end of period	$15.86	$16.10	$14.28	$11.75	$10.68	$11.01	$9.60			
Number of accumulation units outstanding at end of period	11,169	15,923	15,307	10,623	13,561	4,654	766			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.62	$15.39	$12.00	$11.06	$10.97	$9.89	$8.69			
Value at end of period	$15.96	$16.62	$15.39	$12.00	$11.06	$10.97	$9.89			
Number of accumulation units outstanding at end of period	18,901	21,522	21,095	25,259	22,337	22,453	8,007			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$52.35	$47.17	$35.23	$31.16	$30.67	$27.24	$23.43	$36.33	$36.93	$31.95
Value at end of period	$48.72	$52.35	$47.17	$35.23	$31.16	$30.67	$29.24	$23.43	$36.33	$36.93
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	625	1,554
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.02	$11.84	$13.17	$12.48	$11.17	$10.71	$10.22			
Value at end of period	$11.63	$12.02	$11.84	$13.17	$12.48	$11.17	$10.71			
Number of accumulation units outstanding at end of period	15,918	27,760	42,630	37,516	13,100	9,474	6,424			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.18									
Value at end of period	$9.30									
Number of accumulation units outstanding at end of period	485									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$18.93	$17.25	$12.05	$10.13	$11.55	$10.96				
Value at end of period	$17.95	$18.93	$17.25	$12.05	$10.13	$11.55				
Number of accumulation units outstanding at end of period	6,451	6,505	14,380	4,776	2,226	1,808				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.48	$11.72	$9.46	$7.63	$8.32	$7.94	$5.75	$10.43		
Value at end of period	$10.91	$11.48	$11.72	$9.46	$7.63	$8.32	$7.94	$5.75		
Number of accumulation units outstanding at end of period	7,163	3,001	2,571	3,572	1,717	653	638	334		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.36	$17.84	$12.48	$10.84	$11.72	$9.90				
Value at end of period	$17.16	$19.36	$17.84	$12.48	$10.84	$11.72				
Number of accumulation units outstanding at end of period	16,824	9,205	13,104	4,991	2,133	1,921				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.23									
Value at end of period	$9.15									
Number of accumulation units outstanding at end of period	1,470									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.05									
Value at end of period	$10.07									
Number of accumulation units outstanding at end of period	9,394									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$23.94	$22.75	$17.25	$15.41	$15.67	$12.61	$11.09			
Value at end of period	$22.04	$23.94	$22.75	$17.25	$15.41	$15.67	$12.61			
Number of accumulation units outstanding at end of period	2,801	5,583	7,788	3,382	3,469	2,378	11			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.43	$22.54	$19.31	$17.67	$17.08	$15.41	$12.43	$18.30	$18.01	$16.74
Value at end of period	$23.63	$24.43	$22.54	$19.31	$17.67	$17.08	$15.41	$12.43	$18.30	$18.01
Number of accumulation units outstanding at end of period	13,081	14,142	32,733	34,164	34,831	39,976	39,584	34,686	43,564	35,815

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period						$10.06	$9.47	$10.83	$11.05	$14.22
Value at end of period						$9.47	$10.83	$11.05	$14.22	$14.77
Number of accumulation units outstanding at end of period						11	149	370	4,002	4,473
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.96	$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66
Value at end of period			$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66	$13.21
Number of accumulation units outstanding at end of period			332	2,263	5,105	6,051	7,419	6,916	5,384	4,424
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.88	$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63
Value at end of period			$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63	$14.66
Number of accumulation units outstanding at end of period			1,664	3,189	3,363	1,943	2,607	1,690	1,503	2,863
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.72	$16.54	$19.44	$11.43	$15.73	$17.02	$14.54	$17.15	$20.38	$19.62
Value at end of period	$16.54	$19.44	$11.43	$15.73	$17.02	$14.54	$17.15	$20.38	$19.62	$19.25
Number of accumulation units outstanding at end of period	37,909	42,812	66,318	86,617	89,024	68,024	77,431	86,715	75,234	56,737
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.28	$29.04	$33.78	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69
Value at end of period	$29.04	$33.78	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69	$47.49
Number of accumulation units outstanding at end of period	237,295	238,540	238,470	251,312	262,460	234,868	220,953	218,850	195,144	166,371
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.60	$23.31	$23.40	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74
Value at end of period	$23.31	$23.40	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74	$29.20
Number of accumulation units outstanding at end of period	137,310	128,485	142,173	146,696	149,411	133,268	122,349	106,939	88,080	68,611
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.52	$17.46	$21.93	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80
Value at end of period	$17.46	$21.93	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80	$31.59
Number of accumulation units outstanding at end of period	184,024	207,267	200,469	204,620	202,496	167,341	151,708	137,645	123,085	97,602
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.07	$19.93	$23.13	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65
Value at end of period	$19.93	$23.13	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65	$21.17
Number of accumulation units outstanding at end of period	26,422	28,094	23,844	26,517	26,977	25,312	23,159	21,647	16,097	14,773
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.91	$18.40	$17.77	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49
Value at end of period	$18.40	$17.77	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49	$26.10
Number of accumulation units outstanding at end of period	14,898	19,117	18,329	27,950	30,841	33,412	31,445	36,590	30,428	22,437
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.14	$6.10	$8.05	$9.08	$8.80	$10.20	$13.26	$14.28
Value at end of period			$6.10	$8.05	$9.08	$8.80	$10.20	$13.26	$14.28	$14.60
Number of accumulation units outstanding at end of period			1,660	18,090	21,816	32,043	36,185	33,384	31,490	22,688
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.55	$12.28	$13.66	$12.67	$13.83	$17.67	$18.27
Value at end of period				$12.28	$13.66	$12.67	$13.83	$17.67	$18.27	$17.28
Number of accumulation units outstanding at end of period				286	467	1,395	597	460	542	669
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.16	$35.96	$49.85	$53.46
Value at end of period							$35.96	$49.85	$53.46	$55.53
Number of accumulation units outstanding at end of period							12,732	10,318	8,159	7,600

CFI 213

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.57	$14.56	$11.39	$10.11	$10.23	$9.44	$7.44	$10.77	$10.07	$8.73
Value at end of period	$14.52	$15.57	$14.56	$11.39	$10.11	$10.23	$9.44	$7.44	$10.77	$10.07
Number of accumulation units outstanding at end of period	40,184	45,636	51,721	52,379	52,107	76,128	75,123	63,605	53,729	68,774
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$11.73									
Value at end of period	$10.39									
Number of accumulation units outstanding at end of period	2,156									
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$12.70	$11.27	$8.60	$8.24	$8.85	$7.27	$5.32	$8.75	$10.17	
Value at end of period	$12.16	$12.70	$11.27	$8.60	$8.24	$8.85	$7.27	$5.32	$8.75	
Number of accumulation units outstanding at end of period	16,844	6,164	930	1,676	614	504	363	924	78	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.44	$16.78	$12.52	$10.90	$11.23	$9.10	$6.53			
Value at end of period	$16.63	$17.44	$16.78	$12.52	$10.90	$11.23	$9.10			
Number of accumulation units outstanding at end of period	3,971	6,704	6,609	4,618	7,406	1,490	223			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.27	$19.28	$14.96	$13.20	$13.91	$11.21	$8.95	$14.92	$15.00	$13.52
Value at end of period	$20.24	$21.27	$19.28	$14.96	$13.20	$13.91	$11.21	$8.95	$14.92	$15.00
Number of accumulation units outstanding at end of period	21,635	21,887	24,390	31,653	38,136	49,394	47,684	40,065	43,628	37,123
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$10.17	$9.72	$9.69							
Value at end of period	$10.06	$10.17	$9.72							
Number of accumulation units outstanding at end of period	13,246	2,490	1,193							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.78	$15.38	$11.27	$10.29	$10.73	$8.85	$6.87	$11.36	$10.70	$9.48
Value at end of period	$16.50	$16.78	$15.38	$11.27	$10.29	$10.73	$8.85	$6.87	$11.36	$10.70
Number of accumulation units outstanding at end of period	10,982	10,133	9,449	7,127	5,966	7,922	5,764	5,023	1,669	83
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.05	$21.60	$17.23	$14.42	$15.79	$14.16	$10.42	$16.95	$14.78	$12.47
Value at end of period	$22.96	$22.05	$21.60	$17.23	$14.42	$15.79	$14.16	$10.42	$16.95	$14.78
Number of accumulation units outstanding at end of period	26,857	18,918	27,172	25,053	17,859	19,713	23,033	17,613	17,622	10,098
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$20.70	$20.51								
Value at end of period	$20.15	$20.70								
Number of accumulation units outstanding at end of period	12	527								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$75.24	$79.91	$74.56	$62.38	$77.01	$61.32	$34.11	$66.36	$50.13	$40.49
Value at end of period	$63.95	$75.24	$79.91	$74.56	$62.38	$77.01	$61.32	$34.11	$66.36	$50.13
Number of accumulation units outstanding at end of period	13,879	20,346	19,345	15,766	17,564	20,377	21,939	20,069	20,404	20,234
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$32.84	$32.45	$25.78	$21.49	$23.69	$20.66	$14.94	$25.26	$24.02	$20.64
Value at end of period	$33.76	$32.84	$32.45	$25.78	$21.49	$23.69	$20.66	$14.94	$25.26	$24.02
Number of accumulation units outstanding at end of period	127	127	127	127	127	126	125	96	65	56
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.15	$20.91	$14.99	$12.85	$13.28	$10.88	$8.02	$13.04	$13.35	$11.74
Value at end of period	$21.54	$23.15	$20.91	$14.99	$12.85	$13.28	$10.88	$8.02	$13.04	$13.35
Number of accumulation units outstanding at end of period	6,538	10,635	18,857	10,129	9,133	15,980	13,594	7,928	5,885	3,173

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.08	$12.14	$13.14	$9.00	$10.80	$11.96	$11.61	$12.78	$14.70	$15.70
Value at end of period	$12.14	$13.14	$9.00	$10.80	$11.96	$11.61	$12.78	$14.70	$15.70	$15.45
Number of accumulation units outstanding at end of period	11,720	15,485	24,966	26,224	28,124	20,375	18,472	19,977	15,444	13,796
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.90	$10.87	$11.88	$10.92	$12.79	$13.67	$15.10	$16.24	$14.59	$14.87
Value at end of period	$10.87	$11.88	$10.92	$12.79	$13.67	$15.10	$16.24	$14.59	$14.87	$14.31
Number of accumulation units outstanding at end of period	16,253	20,636	40,345	34,569	43,357	47,799	37,878	26,350	23,207	16,553
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period		$10.68	$12.74	$5.27	$9.10	$10.43	$7.90	$8.75	$8.48	$7.34
Value at end of period		$12.74	$5.27	$9.10	$10.43	$7.90	$8.75	$8.48	$7.34	$6.14
Number of accumulation units outstanding at end of period		13,502	11,488	24,935	19,562	13,836	11,318	8,817	12,068	10,496
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.74	$11.53	$12.07	$7.71	$12.24	$14.29	$13.89	$15.95	$17.68	$17.50
Value at end of period	$11.53	$12.07	$7.71	$12.24	$14.29	$13.89	$15.95	$17.68	$17.50	$16.62
Number of accumulation units outstanding at end of period	3,707	4,923	10,613	12,418	11,553	8,519	14,795	15,989	13,701	2,666
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$5.53	$8.29	$10.24	$8.68	$10.47	$13.40	$13.50
Value at end of period				$8.29	$10.24	$8.68	$10.47	$13.40	$13.50	$13.70
Number of accumulation units outstanding at end of period				6,047	11,284	13,379	14,906	8,271	8,759	16,210
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$9.98
Value at end of period										$9.92
Number of accumulation units outstanding at end of period										28
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.14	$12.50	$13.70	$14.41	$16.94	$18.87	$18.23	$20.88	$21.11	$21.20
Value at end of period	$12.50	$13.70	$14.41	$16.94	$18.87	$18.23	$20.88	$21.11	$21.20	$20.08
Number of accumulation units outstanding at end of period	16,265	22,418	48,042	44,154	51,025	44,116	50,799	48,483	45,042	26,548
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.70	$8.70	$9.89	$10.49	$11.05	$11.57	$11.22	$11.71
Value at end of period			$8.70	$9.89	$10.49	$11.05	$11.57	$11.22	$11.71	$11.61
Number of accumulation units outstanding at end of period			5,340	8,689	10,127	8,066	7,907	6,170	9,276	6,188
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.23	$13.42	$14.71	$8.87	$11.80	$13.10	$12.33	$14.70	$19.46	$21.03
Value at end of period	$13.42	$14.71	$8.87	$11.80	$13.10	$12.33	$14.70	$19.46	$21.03	$21.91
Number of accumulation units outstanding at end of period	87,290	83,070	101,535	147,478	153,673	127,160	109,479	105,729	86,428	79,682
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period						$10.65	$8.74	$7.60	$3.65	$3.31
Value at end of period						$8.74	$7.60	$3.65	$3.31	$2.40
Number of accumulation units outstanding at end of period						5,804	12,397	14,408	13,998	5,772
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.59	$20.23	$21.12	$15.02	$17.71	$19.99	$19.51	$21.93	$25.31	$26.59
Value at end of period	$20.23	$21.12	$15.02	$17.71	$19.99	$19.51	$21.93	$25.31	$26.59	$25.81
Number of accumulation units outstanding at end of period	210,713	177,825	184,495	188,955	176,960	109,209	87,691	69,009	59,478	55,735
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$9.17
Value at end of period										$9.62
Number of accumulation units outstanding at end of period										2,861

CFI 215

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76	$11.56	$10.75	$10.12
Value at end of period	$13.01	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76	$11.56	$10.75
Number of accumulation units outstanding at end of period	46,636	58,330	76,709	87,611	91,393	123,769	116,248	110,698	106,418	108,134
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$10.15	$10.30								
Value at end of period	$9.71	$10.15								
Number of accumulation units outstanding at end of period	35	615								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	54,848									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80	$17.51	$16.48	$14.59
Value at end of period	$24.47	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80	$17.51	$16.48
Number of accumulation units outstanding at end of period	138,397	174,587	195,439	163,608	227,292	278,416	226,889	203,477	243,063	325,909
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81	$11.50	$11.31	$10.49
Value at end of period	$17.36	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81	$11.50	$11.31
Number of accumulation units outstanding at end of period	9,737	13,107	12,749	11,423	7,349	9,997	11,047	1,597	976	4,007
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31	$23.04	$22.18	$19.57
Value at end of period	$32.46	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31	$23.04	$22.18
Number of accumulation units outstanding at end of period	70,716	92,052	100,450	111,654	130,403	150,349	145,572	153,609	150,032	138,038
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55	$23.57	$22.59	$20.87
Value at end of period	$36.45	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55	$23.57	$22.59
Number of accumulation units outstanding at end of period	59,008	81,405	98,245	110,457	112,517	122,838	114,914	110,413	98,523	103,878
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84	$16.50	$17.79	$15.80
Value at end of period	$25.01	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84	$16.50	$17.79
Number of accumulation units outstanding at end of period	46,642	59,170	68,139	71,754	72,019	72,709	62,131	67,034	52,194	48,712
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$18.02									
Value at end of period	$17.56									
Number of accumulation units outstanding at end of period	45,333									
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$19.44									
Value at end of period	$18.88									
Number of accumulation units outstanding at end of period	38,859									
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$20.37									
Value at end of period	$19.74									
Number of accumulation units outstanding at end of period	34,526									
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$16.15									
Value at end of period	$15.65									
Number of accumulation units outstanding at end of period	10,259									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$14.95									
Value at end of period	$14.68									
Number of accumulation units outstanding at end of period	15,848									
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03	$17.71	$16.89	$16.41
Value at end of period	$22.94	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03	$17.71	$16.89
Number of accumulation units outstanding at end of period	77,971	59,433	73,516	89,949	92,326	124,600	123,089	130,908	112,915	121,216
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92	$5.19		
Value at end of period	$8.93	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92		
Number of accumulation units outstanding at end of period	19,552	34,556	31,094	30,957	23,367	26,156	23,002	6		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.53	$15.60	$12.05	$10.31	$10.31					
Value at end of period	$18.45	$17.53	$15.60	$12.05	$10.31					
Number of accumulation units outstanding at end of period	132,737	159,195	80,104	103,767	97,382					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31	$9.14	$9.36	
Value at end of period	$12.85	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31	$9.14	
Number of accumulation units outstanding at end of period	130,289	201,159	181,862	162,710	165,336	132,041	121,469	117,145	86,932	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23	$14.96	$12.03	$11.28
Value at end of period	$25.84	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23	$14.96	$12.03
Number of accumulation units outstanding at end of period	26,597	38,609	49,948	27,561	20,661	27,019	13,907	13,434	12,930	8,043
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05	$13.84	$13.31	$12.83
Value at end of period	$13.10	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05	$13.84	$13.31
Number of accumulation units outstanding at end of period	106,968	156,528	154,436	210,844	189,340	286,933	314,528	287,943	217,781	171,087
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29	$11.26	$10.80	$10.57
Value at end of period	$15.49	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29	$11.26	$10.80
Number of accumulation units outstanding at end of period	3,795	9,490	8,098	3,925	7,118	11,270	8,371	5,593	4,510	6
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.86	$21.33	$16.34	$14.43	$14.00	$12.55	$10.70			
Value at end of period	$25.40	$23.86	$21.33	$16.34	$14.43	$14.00	$12.55			
Number of accumulation units outstanding at end of period	13,883	18,400	14,387	14,552	14,588	8,149	6,304			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$15.23	$13.64	$10.44	$9.14	$9.01	$8.12	$6.63	$7.16		
Value at end of period	$15.38	$15.23	$13.64	$10.44	$9.14	$9.01	$8.12	$6.63		
Number of accumulation units outstanding at end of period	13,295	16,951	44,641	30,746	14,946	12,434	4,970	347		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84	$10.06			
Value at end of period	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84			
Number of accumulation units outstanding at end of period	1,913	2,766	5,657	5,061	4,848	5,248	10,462			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.87	$23.55	$17.65	$15.45	$15.97	$12.83	$11.41			
Value at end of period	$25.39	$25.87	$23.55	$17.65	$15.45	$15.97	$12.83			
Number of accumulation units outstanding at end of period	3,512	3,187	6,347	5,727	6,579	2,560	1,542			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.89	$15.15	$11.42	$9.86	$10.16	$8.20	$5.92	$6.76		
Value at end of period	$16.24	$16.89	$15.15	$11.42	$9.86	$10.16	$8.20	$5.92		
Number of accumulation units outstanding at end of period	11,609	8,139	6,461	3,604	4,014	885	234	227		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71	$6.96	$10.29		
Value at end of period	$15.97	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71	$6.96		
Number of accumulation units outstanding at end of period	7,404	14,319	13,121	5,605	5,463	2,520	7	629		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.51	$16.76	$12.19	$10.70	$10.73	$8.19	$6.32	$9.76	$8.96	$8.05
Value at end of period	$17.16	$17.51	$16.76	$12.19	$10.70	$10.73	$8.19	$6.32	$9.76	$8.96
Number of accumulation units outstanding at end of period	25,533	17,268	14,940	11,044	10,401	15,112	7,626	7,518	11,295	9,466
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$49.14	$46.63	$34.23	$30.22	$31.33	$25.47	$20.19	$29.60	$28.26	$24.47
Value at end of period	$48.22	$49.14	$46.63	$34.23	$30.22	$31.33	$25.47	$20.19	$29.60	$28.26
Number of accumulation units outstanding at end of period	18,638	23,482	25,269	25,246	27,295	34,081	37,414	38,814	35,119	36,971
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$14.26	$12.39	$11.04	$11.52	$10.24	$8.23	$12.58	$12.16	$10.92
Value at end of period	$14.71	$14.89	$14.26	$12.39	$11.04	$11.52	$10.24	$8.23	$12.58	$12.16
Number of accumulation units outstanding at end of period	122,206	148,990	175,353	205,984	175,053	159,749	100,655	63,037	28,203	15,283
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.59	$14.92	$12.53	$11.01	$11.67	$10.30	$8.11	$13.02	$12.50	$11.08
Value at end of period	$15.35	$15.59	$14.92	$12.53	$11.01	$11.67	$10.30	$8.11	$13.02	$12.50
Number of accumulation units outstanding at end of period	111,510	99,085	127,117	158,886	149,369	107,280	85,420	56,998	12,884	2,582
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.05	$15.29	$12.52	$10.97	$11.69	$10.27	$7.99	$13.44	$12.84	$11.29
Value at end of period	$15.72	$16.05	$15.29	$12.52	$10.97	$11.69	$10.27	$7.99	$13.44	$12.84
Number of accumulation units outstanding at end of period	110,948	95,589	103,921	148,867	126,006	132,619	86,835	55,700	15,364	4,650
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.88	$15.11	$12.37	$10.82	$11.53	$9.62				
Value at end of period	$15.57	$15.88	$15.11	$12.37	$10.82	$11.53				
Number of accumulation units outstanding at end of period	17,106	11,211	9,354	9,625	3,366	297				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.38	$11.78	$10.29	$9.15	$9.49	$8.51	$6.92	$6.91		
Value at end of period	$12.19	$12.38	$11.78	$10.29	$9.15	$9.49	$8.51	$6.92		
Number of accumulation units outstanding at end of period	1,800	1,955	2,120	2,225	2,352	120	9	6		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.08	$13.46	$12.72	$11.72	$11.81	$10.89	$9.39	$11.40	$10.95	$10.31
Value at end of period	$13.94	$14.08	$13.46	$12.72	$11.72	$11.81	$10.89	$9.39	$11.40	$10.95
Number of accumulation units outstanding at end of period	32,960	3,077	5,031	18,604	18,147	11,792	5,371	6,427	4,346	351
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.31	$11.79	$10.88	$9.83	$10.00	$9.10	$7.64	$8.02		
Value at end of period	$12.13	$12.31	$11.79	$10.88	$9.83	$10.00	$9.10	$7.64		
Number of accumulation units outstanding at end of period	7,483	12,236	17,143	14,941	3,260	2,554	2,515	2,891		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.92	$21.73	$19.60	$17.64	$17.52	$15.95	$13.68	$18.10	$17.30	$16.14
Value at end of period	$22.62	$22.92	$21.73	$19.60	$17.64	$17.52	$15.95	$13.68	$18.10	$17.30
Number of accumulation units outstanding at end of period	7,386	18,385	26,056	26,988	37,235	37,455	43,410	39,158	46,007	47,213
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.62	$22.41	$18.51	$16.28	$16.95	$15.16	$12.24	$19.35	$18.63	$16.64
Value at end of period	$23.09	$23.62	$22.41	$18.51	$16.28	$16.95	$15.16	$12.24	$19.35	$18.63
Number of accumulation units outstanding at end of period	13,879	23,353	32,636	37,255	59,960	65,277	76,718	66,139	69,869	72,441
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.83	$21.64	$18.76	$16.70	$16.98	$15.33	$12.72	$18.50	$17.73	$16.12
Value at end of period	$22.45	$22.83	$21.64	$18.76	$16.70	$16.98	$15.33	$12.72	$18.50	$17.73
Number of accumulation units outstanding at end of period	18,780	24,748	36,124	39,267	50,628	83,120	86,225	81,075	72,297	67,305
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.30	$11.77	$12.21	$11.88	$11.21	$10.68	$10.20	$9.78		
Value at end of period	$12.20	$12.30	$11.77	$12.21	$11.88	$11.21	$10.68	$10.20		
Number of accumulation units outstanding at end of period	5,827	26,310	11,119	12,982	13,006	4,473	1,641	192		
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$20.09	$17.92	$13.72	$14.05						
Value at end of period	$20.09	$20.09	$17.92	$13.72						
Number of accumulation units outstanding at end of period	3,885	824	812	89						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.52	$25.64	$19.73	$17.15	$17.90	$14.84	$11.05	$15.22	$15.85	$13.88
Value at end of period	$27.72	$28.52	$25.64	$19.73	$17.15	$17.90	$14.84	$11.05	$15.22	$15.85
Number of accumulation units outstanding at end of period	7,126	8,939	11,145	8,755	8,106	16,600	7,589	7,799	6,331	10,730
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.42	$29.47	$21.46	$18.13	$17.94	$14.33	$10.72	$18.45	$17.58	$15.42
Value at end of period	$28.57	$30.42	$29.47	$21.46	$18.13	$17.94	$14.33	$10.72	$18.45	$17.58
Number of accumulation units outstanding at end of period	22,123	28,480	32,502	27,526	32,429	32,635	30,478	26,314	14,424	14,490
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.84	$12.27	$11.94	$9.57	$10.20	$8.87	$6.70	$9.74		
Value at end of period	$13.50	$13.84	$12.27	$11.94	$9.57	$10.20	$8.87	$6.70		
Number of accumulation units outstanding at end of period	16,965	22,368	27,485	26,267	24,578	25,993	21,833	22,328		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.63	$12.94	$12.82	$11.22	$10.36	$8.19	$6.09	$10.02	$12.31	$10.10
Value at end of period	$16.93	$16.63	$12.94	$12.82	$11.22	$10.36	$8.19	$6.09	$10.02	$12.31
Number of accumulation units outstanding at end of period	15,381	26,148	21,605	19,865	16,742	22,323	18,035	14,366	10,628	15,094
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.62	$25.65	$19.25	$17.33	$18.39	$16.59	$12.74	$21.20	$20.58	$18.28
Value at end of period	$29.15	$28.62	$25.65	$19.25	$17.33	$18.39	$16.59	$12.74	$21.20	$20.58
Number of accumulation units outstanding at end of period	6,373	4,296	7,880	7,887	6,766	8,957	7,227	4,430	3,678	2,661
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$6.69	$10.26	$10.07	$9.83
Value at end of period	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$6.69	$10.26	$10.07
Number of accumulation units outstanding at end of period	914	321	315	3,498	4,946	3,794	323	3,093	740	210
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.98	$20.96	$15.58	$13.74	$15.60	$12.29	$8.93	$14.83	$13.10	$11.84
Value at end of period	$21.38	$21.98	$20.96	$15.58	$13.74	$15.60	$12.29	$8.93	$14.83	$13.10
Number of accumulation units outstanding at end of period	4,848	7,003	9,165	10,151	10,018	20,955	18,853	12,895	11,353	8,095

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.60	$14.44	$13.96	$8.77	$11.15	$12.69	$12.29	$14.43	$19.26	$20.79
Value at end of period	$14.44	$13.96	$8.77	$11.15	$12.69	$12.29	$14.43	$19.26	$20.79	$19.34
Number of accumulation units outstanding at end of period	15,119	17,458	19,116	30,613	35,136	33,539	25,716	22,695	18,618	8,432
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.08	$11.93	$12.66	$9.59	$11.64	$12.93	$12.65	$13.62	$17.44	$18.80
Value at end of period	$11.93	$12.66	$9.59	$11.64	$12.93	$12.65	$13.62	$17.44	$18.80	$17.57
Number of accumulation units outstanding at end of period	250,896	312,431	301,980	280,976	268,368	246,727	226,598	185,170	179,265	165,348
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.05	$12.68	$12.87	$8.63	$10.57	$11.76	$11.38	$12.90	$17.08	$18.60
Value at end of period	$12.68	$12.87	$8.63	$10.57	$11.76	$11.38	$12.90	$17.08	$18.60	$17.86
Number of accumulation units outstanding at end of period	6,786	3,808	4,788	12,440	8,511	8,393	6,077	9,502	9,261	4,839
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.42	$18.02	$24.68	$11.90	$20.19	$24.02	$19.41	$22.87	$21.32	$21.28
Value at end of period	$18.02	$24.68	$11.90	$20.19	$24.02	$19.41	$22.87	$21.32	$21.28	$17.73
Number of accumulation units outstanding at end of period	9,723	11,287	13,653	20,252	18,551	17,635	13,672	20,262	12,966	12,197
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$17.41	$17.62	$11.67	$14.50	$17.64	$17.77	$21.09	$27.44	$31.20
Value at end of period	$17.41	$17.62	$11.67	$14.50	$17.64	$17.77	$21.09	$27.44	$31.20	$29.92
Number of accumulation units outstanding at end of period	13,439	15,612	19,104	24,186	28,222	21,685	21,337	24,079	25,438	19,212
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.03	$13.04	$12.68	$8.79	$11.07	$13.87	$13.53	$15.89	$21.83	$23.40
Value at end of period	$13.04	$12.68	$8.79	$11.07	$13.87	$13.53	$15.89	$21.83	$23.40	$22.29
Number of accumulation units outstanding at end of period	2,373	2,792	2,627	3,672	4,131	2,634	8,280	12,348	9,343	6,474
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.15	$13.61	$14.35	$8.83	$12.18	$13.99	$12.71	$15.30	$18.46	$18.68
Value at end of period	$13.61	$14.35	$8.83	$12.18	$13.99	$12.71	$15.30	$18.46	$18.68	$19.24
Number of accumulation units outstanding at end of period	484,189	457,542	406,349	433,687	406,969	357,520	341,050	318,262	264,494	227,155
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$9.98	$10.59	$11.11	$7.76	$12.82	$15.10	$14.82	$17.04	$18.93	$18.79
Value at end of period	$10.59	$11.11	$7.76	$12.82	$15.10	$14.82	$17.04	$18.93	$18.79	$17.72
Number of accumulation units outstanding at end of period	1,034	5,032	581	9,254	5,401	10,056	13,962	20,746	19,237	21,611
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.94	$12.41	$12.81	$9.19	$12.11	$13.65	$13.89	$15.73	$19.01	$21.09
Value at end of period	$12.41	$12.81	$9.19	$12.11	$13.65	$13.89	$15.73	$19.01	$21.09	$21.95
Number of accumulation units outstanding at end of period	19,552	47,949	68,192	97,826	134,412	131,986	153,090	199,485	174,506	146,755
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.46	$11.99	$13.44	$7.81	$11.30	$14.37	$13.68	$15.72	$21.01	$22.51
Value at end of period	$11.99	$13.44	$7.81	$11.30	$14.37	$13.68	$15.72	$21.01	$22.51	$22.71
Number of accumulation units outstanding at end of period	272,768	253,547	235,938	251,334	244,090	199,578	183,984	156,748	138,142	131,239
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$17.80	$18.15	$11.54	$14.27	$16.22	$15.90	$18.43	$23.65	$25.14
Value at end of period	$17.80	$18.15	$11.54	$14.27	$16.22	$15.90	$18.43	$23.65	$25.14	$23.15
Number of accumulation units outstanding at end of period	28,964	34,317	44,338	57,570	58,463	53,577	42,825	41,774	35,381	25,588
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.02	$22.43	$24.38	$13.94	$19.70	$22.77	$22.28	$26.21	$36.10	$38.80
Value at end of period	$22.43	$24.38	$13.94	$19.70	$22.77	$22.28	$26.21	$36.10	$38.80	$42.53
Number of accumulation units outstanding at end of period	62,741	59,841	69,702	76,518	86,344	56,364	65,203	58,861	39,987	38,069
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.44	$15.26	$18.20	$9.09	$12.37	$13.92	$12.07	$14.18	$16.03	$15.68
Value at end of period	$15.26	$18.20	$9.09	$12.37	$13.92	$12.07	$14.18	$16.03	$15.68	$15.36
Number of accumulation units outstanding at end of period	5,301	8,885	11,952	13,858	11,178	5,460	6,423	6,492	4,518	3,933

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.96	$10.78	$9.06	$7.71	$8.85	$8.22	$6.29	$10.20		
Value at end of period	$9.52	$9.96	$10.78	$9.06	$7.71	$8.85	$8.22	$6.29		
Number of accumulation units outstanding at end of period	57,697	61,965	66,347	79,859	55,304	62,076	64,766	47,147		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$13.02	$13.54	$10.48	$8.70	$9.33	$8.75	$6.69	$11.21	$11.07	$10.00
Value at end of period	$11.90	$13.02	$13.54	$10.48	$8.70	$9.33	$8.75	$6.69	$11.21	$11.07
Number of accumulation units outstanding at end of period	1,393	6,177	4,886	4,192	4,998	3,320	2,822	1,855	2,432	669
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$12.00	$12.69	$10.49	$8.72	$10.33	$8.36	$5.64	$10.49	$10.17	
Value at end of period	$11.88	$12.00	$12.69	$10.49	$8.72	$10.33	$8.36	$5.64	$10.49	
Number of accumulation units outstanding at end of period	5,272	8,315	9,314	8,517	7,932	9,021	5,579	3,048	858	
WANGER SELECT										
Value at beginning of period	$21.46	$21.04	$15.81	$13.49	$16.57	$13.24	$8.05	$15.98	$14.77	$12.48
Value at end of period	$21.28	$21.46	$21.04	$15.81	$13.49	$16.57	$13.24	$8.05	$15.98	$14.77
Number of accumulation units outstanding at end of period	11,012	19,598	21,803	22,443	22,873	25,888	23,549	17,632	12,156	8,700
WANGER USA										
Value at beginning of period	$22.55	$21.75	$16.44	$13.85	$14.51	$11.90	$8.46	$14.18	$13.60	$12.75
Value at end of period	$22.16	$22.55	$21.75	$16.44	$13.85	$14.51	$11.90	$8.46	$14.18	$13.60
Number of accumulation units outstanding at end of period	11,074	16,079	15,750	18,581	19,229	28,103	20,138	15,976	10,731	14,363
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.56	$17.79	$13.64	$12.26	$11.59	$10.34	$8.78	$13.28	$12.93	$11.08
Value at end of period	$19.30	$19.56	$17.79	$13.64	$12.26	$11.59	$10.34	$8.78	$13.28	$12.93
Number of accumulation units outstanding at end of period	73,164	78,512	93,936	86,855	74,781	86,377	87,674	74,633	55,425	53,142
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$36.14	$34.04	$24.92	$22.21	$22.95	$18.93	$14.74	$21.83	$24.02	$20.00
Value at end of period	$34.12	$36.14	$34.04	$24.92	$22.21	$22.95	$18.93	$14.74	$21.83	$24.02
Number of accumulation units outstanding at end of period	15,432	18,422	21,199	20,331	20,115	20,927	19,957	20,995	21,884	15,413

TABLE 26

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.61	$19.90	$14.94	$13.15	$14.04	$12.96	$11.52			
Value at end of period	$20.88	$20.61	$19.90	$14.94	$13.15	$14.04	$12.96			
Number of accumulation units outstanding at end of period	1,902	453	1,450	1,088	1,075	723	723			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.05	$14.24	$11.73	$10.67	$10.99	$9.59	$9.24			
Value at end of period	$15.80	$16.05	$14.24	$11.73	$10.67	$10.99	$9.59			
Number of accumulation units outstanding at end of period	2,751	2,755	2,027	2,002	1,769	1,331	956			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$8.92	$9.88	$10.96	$11.05	$11.97	$15.35	$16.56
Value at end of period				$9.88	$10.96	$11.05	$11.97	$15.35	$16.56	$15.91
Number of accumulation units outstanding at end of period				3	3,567	3,379	4,052	2,527	3,050	3,163
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.26	$10.70	$11.16	$12.47	$13.15	$11.81	$11.99
Value at end of period				$10.70	$11.16	$12.47	$13.15	$11.81	$11.99	$11.60
Number of accumulation units outstanding at end of period				7,196	6,588	18,747	16,526	12,158	10,057	9,816
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period					$9.77	$11.55	$10.12	$12.04	$17.22	$18.88
Value at end of period					$11.55	$10.12	$12.04	$17.22	$18.88	$17.90
Number of accumulation units outstanding at end of period					3,186	694	711	4,191	2,000	6,517
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$5.27	$5.74	$7.93	$8.31	$7.61	$9.44	$11.68	$11.43
Value at end of period			$5.74	$7.93	$8.31	$7.61	$9.44	$11.68	$11.43	$10.87
Number of accumulation units outstanding at end of period			6	3,878	1,648	2,106	8,520	2,407	2,874	1,702
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period					$10.67	$11.72	$10.83	$12.46	$17.80	$19.31
Value at end of period					$11.72	$10.83	$12.46	$17.80	$19.31	$17.11
Number of accumulation units outstanding at end of period					2,446	0	25	3,221	4,175	2,327
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$9.58
Value at end of period										$9.14
Number of accumulation units outstanding at end of period										8
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$10.52
Value at end of period										$10.06
Number of accumulation units outstanding at end of period										11,194
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$15.95	$15.39	$17.22	$22.69	$23.87
Value at end of period						$15.39	$17.22	$22.69	$23.87	$21.97
Number of accumulation units outstanding at end of period						32	2,115	2,115	5,341	2,231
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$17.91	$18.20	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20
Value at end of period	$17.91	$18.20	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20	$23.40
Number of accumulation units outstanding at end of period	13,334	12,869	11,283	11,115	10,334	11,338	12,949	12,258	15,877	10,186
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2012)										
Value at beginning of period							$10.87	$10.82	$11.03	$14.20
Value at end of period							$10.82	$11.03	$14.20	$14.73
Number of accumulation units outstanding at end of period							3,735	4,849	9,212	7,696

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$8.11	$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62
Value at end of period			$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62	$13.16
Number of accumulation units outstanding at end of period			156	1,018	4,050	4,208	4,442	3,501	4,198	4,261
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$8.93	$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58
Value at end of period			$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58	$14.60
Number of accumulation units outstanding at end of period			1,633	2,486	2,335	2,066	2,619	2,636	3,673	2,579
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.71	$16.52	$19.41	$11.40	$15.68	$16.96	$14.49	$17.07	$20.28	$19.52
Value at end of period	$16.52	$19.41	$11.40	$15.68	$16.96	$14.49	$17.07	$20.28	$19.52	$19.13
Number of accumulation units outstanding at end of period	60,846	85,744	128,681	136,704	109,782	99,025	92,383	81,914	67,614	61,364
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.16	$28.89	$33.58	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25
Value at end of period	$28.89	$33.58	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25	$47.02
Number of accumulation units outstanding at end of period	516,840	472,873	419,213	372,022	315,602	274,820	262,014	231,975	205,393	172,721
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.51	$23.18	$23.27	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46
Value at end of period	$23.18	$23.27	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46	$28.92
Number of accumulation units outstanding at end of period	169,167	149,387	132,451	140,149	120,131	98,463	90,368	79,967	72,001	47,808
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.45	$17.37	$21.80	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52
Value at end of period	$17.37	$21.80	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52	$31.28
Number of accumulation units outstanding at end of period	144,958	140,267	137,894	107,057	92,734	89,325	76,374	64,694	63,004	57,488
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.99	$19.83	$22.99	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46
Value at end of period	$19.83	$22.99	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46	$20.96
Number of accumulation units outstanding at end of period	27,614	22,320	17,837	14,863	11,352	8,821	7,468	7,074	6,490	7,790
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.87	$18.35	$17.71	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30
Value at end of period	$18.35	$17.71	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30	$25.91
Number of accumulation units outstanding at end of period	53,377	51,720	49,190	38,808	34,898	28,377	28,292	27,098	21,152	14,266
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.19	$6.10	$8.04	$9.06	$8.79	$10.18	$13.23	$14.24
Value at end of period			$6.10	$8.04	$9.06	$8.79	$10.18	$13.23	$14.24	$14.55
Number of accumulation units outstanding at end of period			8,490	26,639	24,692	19,487	19,477	17,891	18,849	17,845
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period				$11.74	$12.27	$13.65	$12.65	$13.81	$17.63	$18.22
Value at end of period				$12.27	$13.65	$12.65	$13.81	$17.63	$18.22	$17.23
Number of accumulation units outstanding at end of period				40	2,008	50	50	390	25	25
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.16	$35.95	$49.80	$53.39
Value at end of period							$35.95	$49.80	$53.39	$55.42
Number of accumulation units outstanding at end of period							4,068	4,139	2,385	2,505
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$8.70	$10.03	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45
Value at end of period	$10.03	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45	$14.39
Number of accumulation units outstanding at end of period	62,589	47,594	39,838	37,091	30,365	27,418	26,602	21,051	20,588	19,820

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$46.18	$43.05	$36.24	$32.27	$32.12	$29.97	$24.09	$28.95	$26.49	$24.21
Value at end of period	$45.94	$46.18	$43.05	$36.24	$32.27	$32.12	$29.97	$24.09	$28.95	$26.49
Number of accumulation units outstanding at end of period	84	79	72	64	58	50	42	33	23	15
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$35.15	$31.60	$24.15	$20.82	$21.37	$17.18	$12.00	$21.56	$17.88	$15.92
Value at end of period	$36.15	$35.15	$31.60	$24.15	$20.82	$21.37	$17.18	$12.00	$21.56	$17.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	12	289
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.42	$26.43	$26.78	$25.00	$23.69	$22.20	$19.83	$18.92	$17.36	$17.36
Value at end of period	$27.17	$27.42	$26.43	$26.78	$25.00	$23.69	$22.20	$19.83	$18.92	$17.88
Number of accumulation units outstanding at end of period	0	0	0	0	11	11	11	10	22	513
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.19	$24.66	$19.43	$16.36	$19.19	$16.76	$12.31	$22.50	$20.77	$17.77
Value at end of period	$25.30	$26.19	$24.66	$19.43	$16.36	$19.19	$16.76	$12.31	$22.50	$20.77
Number of accumulation units outstanding at end of period	138	130	119	103	91	78	63	46	35	158
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.66	$11.24	$8.57	$8.22	$8.84	$7.26	$5.31	$8.25		
Value at end of period	$12.11	$12.66	$11.24	$8.57	$8.22	$8.84	$7.26	$5.31		
Number of accumulation units outstanding at end of period	1,740	66	57	192	39	30	119	134		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.38	$16.73	$12.49	$10.88	$11.21	$9.09	$7.16	$9.61		
Value at end of period	$16.57	$17.38	$16.73	$12.49	$10.88	$11.21	$9.09	$7.16		
Number of accumulation units outstanding at end of period	2,762	3,247	4,802	4,468	4,895	4,346	4,679	1,710		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.12	$19.16	$14.87	$13.13	$13.84	$11.16	$8.92	$14.88	$14.96	$13.49
Value at end of period	$20.09	$21.12	$19.16	$14.87	$13.13	$13.84	$11.16	$8.92	$14.88	$14.96
Number of accumulation units outstanding at end of period	18,936	20,181	30,453	33,973	32,890	36,984	47,914	53,990	64,002	76,390
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$10.16	$9.72	$9.59							
Value at end of period	$10.04	$10.16	$9.72							
Number of accumulation units outstanding at end of period	3,341	2,039	26							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.71	$15.32	$11.24	$10.26	$10.70	$8.83	$6.86	$11.35	$10.69	
Value at end of period	$16.42	$16.71	$15.32	$11.24	$10.26	$10.70	$8.83	$6.86	$11.35	
Number of accumulation units outstanding at end of period	2,221	5,341	5,833	4,854	4,487	3,783	3,637	1,736	340	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.93	$21.50	$17.15	$14.37	$15.74	$14.12	$10.39	$16.92	$14.76	$12.46
Value at end of period	$22.83	$21.93	$21.50	$17.15	$14.37	$15.74	$14.12	$10.39	$16.92	$14.76
Number of accumulation units outstanding at end of period	9,406	12,581	13,240	12,312	14,209	17,976	19,204	19,817	22,209	20,029
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$74.70	$79.37	$74.10	$62.03	$76.61	$61.03	$33.97	$66.12	$49.97	$40.38
Value at end of period	$63.46	$74.70	$79.37	$74.10	$62.03	$76.61	$61.03	$33.97	$66.12	$49.97
Number of accumulation units outstanding at end of period	24,502	26,919	29,805	33,298	33,151	37,535	42,528	38,610	39,851	53,110
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$32.56	$32.20	$25.59	$21.34	$23.54	$20.54	$14.86	$25.14	$23.92	$20.56
Value at end of period	$33.46	$32.56	$32.20	$25.59	$21.34	$23.54	$20.54	$14.86	$25.14	$23.92
Number of accumulation units outstanding at end of period	52	52	52	52	349	359	373	319	307	336

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.04	$20.82	$14.93	$12.80	$13.24	$10.86	$8.00	$13.02	$13.34	$11.73
Value at end of period	$21.43	$23.04	$20.82	$14.93	$12.80	$13.24	$10.86	$8.00	$13.02	$13.34
Number of accumulation units outstanding at end of period	2,087	2,301	3,429	2,399	3,618	3,692	3,606	5,762	7,126	7,787
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.59	$14.60	$12.70	$11.54	$11.89	$10.75	$8.96	$13.09	$12.10	$11.05
Value at end of period	$15.33	$15.59	$14.60	$12.70	$11.54	$11.89	$10.75	$8.96	$13.09	$12.10
Number of accumulation units outstanding at end of period	20,290	24,850	27,678	27,189	28,289	33,814	36,075	46,317	43,591	61,840
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.79	$14.51	$16.17	$15.04	$13.63	$12.75	$10.90	$11.86	$10.85	$10.89
Value at end of period	$14.23	$14.79	$14.51	$16.17	$15.04	$13.63	$12.75	$10.90	$11.86	$10.85
Number of accumulation units outstanding at end of period	27,094	46,379	55,660	71,972	60,243	59,036	46,515	40,014	24,753	23,310
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.31	$8.46	$8.73	$7.88	$10.41	$9.09	$5.26	$12.74	$10.67	
Value at end of period	$6.12	$7.31	$8.46	$8.73	$7.88	$10.41	$9.09	$5.26	$12.74	
Number of accumulation units outstanding at end of period	6,339	7,231	8,739	11,312	13,253	16,867	24,517	21,863	16,143	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.40	$17.59	$15.88	$13.84	$14.24	$12.20	$7.69	$12.05	$11.51	$10.74
Value at end of period	$16.53	$17.40	$17.59	$15.88	$13.84	$14.24	$12.20	$7.69	$12.05	$11.51
Number of accumulation units outstanding at end of period	5,350	10,615	9,883	10,629	11,298	14,218	17,456	18,956	26,903	18,323
SMALLCAP WORLD FUND® (CLASS R–4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$13.45	$13.36	$10.45	$8.66	$10.23	$8.28	$5.45	$9.38		
Value at end of period	$13.65	$13.45	$13.36	$10.45	$8.66	$10.23	$8.28	$5.45		
Number of accumulation units outstanding at end of period	2,181	2,160	2,227	2,408	1,855	5,575	6,229	1,648		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.93									
Value at end of period	$9.92									
Number of accumulation units outstanding at end of period	20									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.09	$21.00	$20.78	$18.16	$18.81	$16.89	$14.37	$13.68	$12.48	$11.13
Value at end of period	$19.96	$21.09	$21.00	$20.78	$18.16	$18.81	$16.89	$14.37	$13.68	$12.48
Number of accumulation units outstanding at end of period	42,109	65,422	66,852	68,596	67,553	71,487	89,902	71,677	56,231	53,829
THE BOND FUND OF AMERICA℠ (CLASS R–4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.67	$11.19	$11.55	$11.03	$10.48	$9.88	$8.70	$9.67		
Value at end of period	$11.57	$11.67	$11.19	$11.55	$11.03	$10.48	$9.88	$8.70		
Number of accumulation units outstanding at end of period	2,018	3,854	5,293	7,920	8,866	6,708	5,716	3,461		
THE GROWTH FUND OF AMERICA® (CLASS R–4)										
Value at beginning of period	$20.92	$19.37	$14.64	$12.28	$13.06	$11.77	$8.85	$14.69	$13.40	$12.22
Value at end of period	$21.78	$20.92	$19.37	$14.64	$12.28	$13.06	$11.77	$8.85	$14.69	$13.40
Number of accumulation units outstanding at end of period	105,915	128,301	140,070	154,558	178,664	205,347	247,547	238,743	156,979	154,499
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$3.30	$3.65	$7.60	$8.74	$10.92					
Value at end of period	$2.40	$3.30	$3.65	$7.60	$8.74					
Number of accumulation units outstanding at end of period	18,063	16,628	6,316	5,006	1,517					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.35	$25.09	$21.75	$19.36	$19.84	$17.59	$14.92	$21.00	$20.12	$18.50
Value at end of period	$25.56	$26.35	$25.09	$21.75	$19.36	$19.84	$17.59	$14.92	$21.00	$20.12
Number of accumulation units outstanding at end of period	135,116	154,393	169,655	196,779	198,845	219,984	268,446	274,079	344,529	397,173

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.62									
Number of accumulation units outstanding at end of period	632									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$13.91	$14.66	$13.74	$13.40	$11.70	$9.74	$11.66	$10.84	$10.12
Value at end of period	$13.06	$13.81	$13.91	$14.66	$13.74	$13.40	$11.70	$9.74	$11.66	$10.84
Number of accumulation units outstanding at end of period	22,828	26,545	28,242	35,970	36,903	49,326	47,965	76,222	79,892	98,486
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$10.52									
Value at end of period	$9.70									
Number of accumulation units outstanding at end of period	11									
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	94,031									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.87	$22.72	$17.59	$15.37	$15.59	$13.82	$10.73	$17.41	$16.40	$14.52
Value at end of period	$24.24	$24.87	$22.72	$17.59	$15.37	$15.59	$13.82	$10.73	$17.41	$16.40
Number of accumulation units outstanding at end of period	343,657	382,886	425,042	454,739	499,693	539,591	603,771	700,974	780,871	895,372
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$17.83	$17.08	$15.15	$14.67	$12.99	$8.80	$11.49	$11.30	$10.49
Value at end of period	$17.27	$17.83	$17.83	$17.08	$15.15	$14.67	$12.99	$8.80	$11.49	$11.30
Number of accumulation units outstanding at end of period	3,694	4,586	8,821	9,506	8,502	7,145	4,559	2,705	5,256	11,288
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.24	$28.65	$21.80	$19.27	$19.51	$17.32	$14.22	$22.91	$22.06	$19.48
Value at end of period	$32.14	$32.24	$28.65	$21.80	$19.27	$19.51	$17.32	$14.22	$22.91	$22.06
Number of accumulation units outstanding at end of period	101,286	117,304	127,320	143,894	150,031	159,467	195,772	205,126	262,914	312,930
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.21	$34.36	$25.83	$22.20	$22.72	$18.85	$14.48	$23.45	$22.49	$20.79
Value at end of period	$36.13	$37.21	$34.36	$25.83	$22.20	$22.72	$18.85	$14.48	$23.45	$22.49
Number of accumulation units outstanding at end of period	61,851	72,725	80,268	91,276	96,922	108,249	132,715	152,651	172,106	180,401
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.91	$24.85	$17.62	$15.86	$16.16	$13.31	$10.78	$16.42	$17.71	$15.74
Value at end of period	$24.79	$25.91	$24.85	$17.62	$15.86	$16.16	$13.31	$10.78	$16.42	$17.71
Number of accumulation units outstanding at end of period	33,713	36,842	43,182	46,081	51,154	58,585	81,074	92,831	111,071	127,955
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.84	$21.66	$21.94	$20.28	$19.08	$17.57	$15.93	$17.61	$16.80	$16.33
Value at end of period	$22.71	$22.84	$21.66	$21.94	$20.28	$19.08	$17.57	$15.93	$17.61	$16.80
Number of accumulation units outstanding at end of period	74,871	66,216	74,832	84,220	95,720	121,805	146,012	158,912	160,354	176,238
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.08	$9.76	$8.13	$6.93	$7.98	$7.48	$5.92	$10.01		
Value at end of period	$8.89	$9.08	$9.76	$8.13	$6.93	$7.98	$7.48	$5.92		
Number of accumulation units outstanding at end of period	27,551	33,954	33,557	31,983	34,769	37,050	50,082	3,345		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.50	$15.58	$12.03	$10.31	$10.31					
Value at end of period	$18.40	$17.50	$15.58	$12.03	$10.31					
Number of accumulation units outstanding at end of period	102,987	115,973	56,001	71,806	69,383					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.54	$12.44	$9.62	$8.48	$8.29	$7.02	$6.31	$9.13	$9.35	
Value at end of period	$12.79	$13.54	$12.44	$9.62	$8.48	$8.29	$7.02	$6.31	$9.13	
Number of accumulation units outstanding at end of period	145,577	161,541	135,644	117,329	133,935	137,361	178,785	206,885	239,700	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.82	$23.99	$18.39	$16.29	$16.56	$12.85	$9.19	$14.91	$11.99	$11.26
Value at end of period	$25.65	$25.82	$23.99	$18.39	$16.29	$16.56	$12.85	$9.19	$14.91	$11.99
Number of accumulation units outstanding at end of period	16,101	16,123	17,142	11,039	10,829	6,689	7,884	6,487	2,446	5,707
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.12	$13.27	$13.42	$13.57	$13.72	$13.85	$13.96	$13.76	$13.24	$12.77
Value at end of period	$12.97	$13.12	$13.27	$13.42	$13.57	$13.72	$13.85	$13.96	$13.76	$13.24
Number of accumulation units outstanding at end of period	120,305	96,843	100,988	105,952	128,666	125,613	169,795	201,803	189,178	185,984
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.65	$13.73	$10.63	$9.73	$10.28	$8.96	$7.28	$11.25	$10.80	$9.86
Value at end of period	$15.41	$15.65	$13.73	$10.63	$9.73	$10.28	$8.96	$7.28	$11.25	$10.80
Number of accumulation units outstanding at end of period	10,875	13,391	17,078	17,228	20,394	22,545	33,744	34,878	33,068	18,008
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.80	$21.28	$16.31	$14.41	$13.99	$12.54	$10.70			
Value at end of period	$25.31	$23.80	$21.28	$16.31	$14.41	$13.99	$12.54			
Number of accumulation units outstanding at end of period	2,050	1,126	791	1,702	1,267	96	66			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.18	$13.60	$10.42	$9.12	$8.99	$8.11	$6.63	$8.94		
Value at end of period	$15.32	$15.18	$13.60	$10.42	$9.12	$8.99	$8.11	$6.63		
Number of accumulation units outstanding at end of period	25,174	20,663	11,912	12,216	14,574	9,491	8,501	1,375		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.36	$19.25	$14.82	$12.93	$13.00	$11.84	$10.05			
Value at end of period	$20.32	$21.36	$19.25	$14.82	$12.93	$13.00	$11.84			
Number of accumulation units outstanding at end of period	4,712	3,538	3,102	2,994	3,843	2,965	1,726			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.80	$23.49	$17.62	$15.43	$15.96	$12.83	$11.40			
Value at end of period	$25.31	$25.80	$23.49	$17.62	$15.43	$15.96	$12.83			
Number of accumulation units outstanding at end of period	5,383	5,358	5,915	5,821	6,393	8,606	5,761			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$16.84	$15.11	$11.39	$9.84	$10.15	$8.20	$5.92	$9.34		
Value at end of period	$16.17	$16.84	$15.11	$11.39	$9.84	$10.15	$8.20	$5.92		
Number of accumulation units outstanding at end of period	27,444	14,969	8,906	5,536	5,342	3,039	5,275	959		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$16.86	$16.25	$11.85	$10.33	$10.87	$8.70	$6.95	$10.32		
Value at end of period	$15.91	$16.86	$16.25	$11.85	$10.33	$10.87	$8.70	$6.95		
Number of accumulation units outstanding at end of period	8,727	5,633	3,982	2,358	1,150	529	574	1,944		
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.39	$16.66	$12.12	$10.64	$10.67	$8.16	$6.30	$9.72	$8.94	$8.03
Value at end of period	$17.04	$17.39	$16.66	$12.12	$10.64	$10.67	$8.16	$6.30	$9.72	$8.94
Number of accumulation units outstanding at end of period	14,194	11,729	13,161	14,332	12,436	10,166	9,166	6,824	5,023	3,720
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.71	$46.25	$33.96	$30.00	$31.12	$25.31	$20.07	$29.44	$28.13	$24.36
Value at end of period	$47.77	$48.71	$46.25	$33.96	$30.00	$31.12	$25.31	$20.07	$29.44	$28.13
Number of accumulation units outstanding at end of period	31,925	33,044	35,704	38,603	45,379	44,898	50,706	58,496	62,006	74,969

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$10.92	$12.15	$12.57	$8.22	$10.22	$11.49	$11.01	$12.34	$14.20	$14.82
Value at end of period	$12.15	$12.57	$8.22	$10.22	$11.49	$11.01	$12.34	$14.20	$14.82	$14.63
Number of accumulation units outstanding at end of period	16,553	40,204	61,989	100,241	64,088	57,495	54,189	47,337	45,440	46,601
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.07	$12.49	$13.01	$8.10	$10.28	$11.64	$10.97	$12.48	$14.85	$15.52
Value at end of period	$12.49	$13.01	$8.10	$10.28	$11.64	$10.97	$12.48	$14.85	$15.52	$15.27
Number of accumulation units outstanding at end of period	23,517	37,839	60,945	81,376	65,999	65,899	61,812	55,103	54,985	42,756
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.28	$12.83	$13.42	$7.98	$10.24	$11.66	$10.93	$12.48	$15.23	$15.97
Value at end of period	$12.83	$13.42	$7.98	$10.24	$11.66	$10.93	$12.48	$15.23	$15.97	$15.64
Number of accumulation units outstanding at end of period	5,417	14,280	25,773	36,848	38,066	31,149	36,531	31,884	30,011	29,786
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.72	$10.81	$12.35	$15.08	$15.84
Value at end of period						$10.81	$12.35	$15.08	$15.84	$15.52
Number of accumulation units outstanding at end of period						231	863	8,037	8,819	7,268
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period							$9.98	$10.27	$11.74	$12.34
Value at end of period							$10.27	$11.74	$12.34	$12.15
Number of accumulation units outstanding at end of period							61	295	295	216
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$11.11	$11.38	$9.38	$10.87	$11.77	$11.68	$12.67	$13.40	$14.01
Value at end of period		$11.38	$9.38	$10.87	$11.77	$11.68	$12.67	$13.40	$14.01	$13.86
Number of accumulation units outstanding at end of period		1,333	5	3,196	65	5	20	219	887	23,985
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period				$7.46	$9.09	$9.99	$9.81	$10.86	$11.76	$12.27
Value at end of period				$9.09	$9.99	$9.81	$10.86	$11.76	$12.27	$12.08
Number of accumulation units outstanding at end of period				126	175	219	486	5,220	4,542	705
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.06	$17.21	$18.00	$13.60	$15.84	$17.40	$17.51	$19.44	$21.54	$22.70
Value at end of period	$17.21	$18.00	$13.60	$15.84	$17.40	$17.51	$19.44	$21.54	$22.70	$22.40
Number of accumulation units outstanding at end of period	42,794	42,056	39,251	26,909	22,240	20,625	21,690	21,406	14,122	12,797
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.56	$18.53	$19.24	$12.16	$15.06	$16.83	$16.15	$18.36	$22.21	$23.40
Value at end of period	$18.53	$19.24	$12.16	$15.06	$16.83	$16.15	$18.36	$22.21	$23.40	$22.86
Number of accumulation units outstanding at end of period	88,680	79,014	79,897	68,921	53,867	48,132	46,658	43,378	38,786	39,710
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.05	$17.64	$18.39	$12.64	$15.22	$16.86	$16.57	$18.61	$21.45	$22.62
Value at end of period	$17.64	$18.39	$12.64	$15.22	$16.86	$16.57	$18.61	$21.45	$22.62	$22.23
Number of accumulation units outstanding at end of period	95,783	88,914	86,697	78,726	59,500	45,610	40,863	34,271	31,918	31,748
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$9.90	$10.19	$10.67	$11.19	$11.86	$12.18	$11.73	$12.26
Value at end of period			$10.19	$10.67	$11.19	$11.86	$12.18	$11.73	$12.26	$12.15
Number of accumulation units outstanding at end of period			4,568	3,048	10,490	13,009	9,868	9,873	9,635	10,202
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period									$19.37	$19.98
Value at end of period									$19.98	$19.97
Number of accumulation units outstanding at end of period									2,678	4,351

CFI 228

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.34	$25.49	$19.63	$17.07	$17.83	$14.78	$11.02	$15.18	$15.81	$13.86
Value at end of period	$27.53	$28.34	$25.49	$19.63	$17.07	$17.83	$14.78	$11.02	$15.18	$15.81
Number of accumulation units outstanding at end of period	2,612	3,277	4,012	4,240	4,083	5,326	6,075	5,153	5,203	10,553
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.22	$29.30	$21.35	$18.05	$17.86	$14.28	$10.68	$18.40	$17.54	$15.39
Value at end of period	$28.37	$30.22	$29.30	$21.35	$18.05	$17.86	$14.28	$10.68	$18.40	$17.54
Number of accumulation units outstanding at end of period	17,597	28,354	30,410	32,483	33,084	38,797	43,569	47,093	45,358	50,549
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period	$13.80	$12.24	$11.91	$9.56	$10.19	$8.86	$6.70	$9.74		
Value at end of period	$13.45	$13.80	$12.24	$11.91	$9.56	$10.19	$8.86	$6.70		
Number of accumulation units outstanding at end of period	27,479	29,076	29,207	35,252	37,422	51,877	59,191	54,037		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.56	$12.89	$12.78	$11.19	$10.34	$8.17	$6.08	$10.01	$12.31	$10.33
Value at end of period	$16.85	$16.56	$12.89	$12.78	$11.19	$10.34	$8.17	$6.08	$10.01	$12.31
Number of accumulation units outstanding at end of period	24,210	27,853	17,160	20,139	17,146	22,553	22,483	23,845	22,025	17,213
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.43	$25.50	$19.14	$17.25	$18.30	$16.52	$12.70	$21.14	$20.53	$18.24
Value at end of period	$28.95	$28.43	$25.50	$19.14	$17.25	$18.30	$16.52	$12.70	$21.14	$20.53
Number of accumulation units outstanding at end of period	1,172	1,183	1,291	2,574	2,026	2,547	4,110	3,212	5,494	4,417
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68	$10.25	$10.07	$9.46
Value at end of period	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68	$10.25	$10.07
Number of accumulation units outstanding at end of period	3,488	5,031	6,320	5,698	7,856	6,845	7,738	6,272	4,515	20
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.87	$20.87	$15.52	$13.70	$15.56	$12.26	$8.91	$14.81	$13.09	$11.83
Value at end of period	$21.27	$21.87	$20.87	$15.52	$13.70	$15.56	$12.26	$8.91	$14.81	$13.09
Number of accumulation units outstanding at end of period	10,787	11,560	13,453	15,636	25,163	28,855	21,206	20,336	20,436	20,812
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.66	$19.15	$14.35	$12.23	$12.64	$11.10	$8.74	$13.92	$14.41	$12.58
Value at end of period	$19.20	$20.66	$19.15	$14.35	$12.23	$12.64	$11.10	$8.74	$13.92	$14.41
Number of accumulation units outstanding at end of period	8,562	15,378	17,445	13,728	17,880	19,494	25,134	23,297	24,987	24,864
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.68	$17.35	$14.04	$12.59	$12.88	$11.60	$9.56	$12.62	$12.33	$11.07
Value at end of period	$18.09	$18.68	$17.35	$14.04	$12.59	$12.88	$11.60	$9.56	$12.62	$12.33
Number of accumulation units outstanding at end of period	82,742	94,289	90,749	127,399	106,340	121,148	146,129	173,779	202,843	236,757
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.51	$17.01	$12.85	$11.35	$11.73	$10.55	$8.61	$12.85	$12.67	$11.05
Value at end of period	$17.76	$18.51	$17.01	$12.85	$11.35	$11.73	$10.55	$8.61	$12.85	$12.67
Number of accumulation units outstanding at end of period	12,872	13,222	13,559	15,545	18,508	18,517	19,659	20,661	16,290	15,542
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.18	$21.23	$22.78	$19.35	$23.95	$20.14	$11.88	$24.65	$18.01	$13.41
Value at end of period	$17.63	$21.18	$21.23	$22.78	$19.35	$23.95	$20.14	$11.88	$24.65	$18.01
Number of accumulation units outstanding at end of period	14,433	13,740	9,542	12,463	12,805	15,884	19,215	23,371	26,816	21,219
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.01	$27.28	$20.98	$17.68	$17.56	$14.45	$11.63	$17.57	$17.37	$15.08
Value at end of period	$29.72	$31.01	$27.28	$20.98	$17.68	$17.56	$14.45	$11.63	$17.57	$17.37
Number of accumulation units outstanding at end of period	5,229	7,203	6,952	5,259	8,575	9,169	10,445	10,941	15,043	17,947
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.29	$21.74	$15.83	$13.49	$13.83	$11.04	$8.77	$12.66	$13.03	$11.30
Value at end of period	$22.17	$23.23	$21.74	$15.83	$13.49	$13.83	$11.04	$8.77	$12.66	$13.03
Number of accumulation units outstanding at end of period	4,286	6,156	4,226	3,704	3,436	3,032	2,739	1,674	2,145	1,527

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.34	$19.12	$15.22	$12.65	$13.93	$12.14	$8.80	$14.91	$14.15	$12.13
Value at end of period	$19.91	$19.34	$19.12	$15.22	$12.65	$13.93	$12.14	$8.80	$14.91	$14.15
Number of accumulation units outstanding at end of period	186,090	216,109	215,983	253,995	257,763	300,492	348,809	368,464	440,703	503,672
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.71	$18.86	$16.98	$14.78	$15.06	$12.80	$7.75	$11.10	$10.58	$10.16
Value at end of period	$17.64	$18.71	$18.86	$16.98	$14.78	$15.06	$12.80	$7.75	$11.10	$10.58
Number of accumulation units outstanding at end of period	3,779	6,510	4,662	5,804	1,694	1,227	2,331	858	549	64
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.79	$12.40	$10.94
Value at end of period	$21.83	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.79	$12.40
Number of accumulation units outstanding at end of period	103,569	141,731	156,090	158,166	150,227	154,831	142,638	117,937	103,974	64,899
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.10	$20.89	$15.63	$13.62	$14.31	$11.26	$7.78	$13.84	$12.35	$11.45
Value at end of period	$23.29	$23.10	$20.89	$15.63	$13.62	$14.31	$11.26	$7.78	$13.84	$12.35
Number of accumulation units outstanding at end of period	92,505	119,142	122,394	142,654	140,452	153,317	176,871	185,791	220,002	272,350
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.99	$23.53	$18.35	$15.83	$16.16	$14.22	$11.51	$18.11	$17.77	$15.10
Value at end of period	$23.00	$24.99	$23.53	$18.35	$15.83	$16.16	$14.22	$11.51	$18.11	$17.77
Number of accumulation units outstanding at end of period	21,034	23,396	21,904	20,758	22,183	27,945	35,342	35,274	37,594	46,251
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$38.44	$35.78	$25.99	$22.11	$22.61	$19.57	$13.85	$24.24	$22.31	$19.92
Value at end of period	$42.11	$38.44	$35.78	$25.99	$22.11	$22.61	$19.57	$13.85	$24.24	$22.31
Number of accumulation units outstanding at end of period	35,776	45,585	47,876	59,756	57,193	65,975	73,187	63,752	69,959	81,985
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34	$9.07	$18.18	$15.25	$12.44
Value at end of period	$15.28	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34	$9.07	$18.18	$15.25
Number of accumulation units outstanding at end of period	3,785	3,806	4,228	4,608	7,376	7,419	8,716	7,371	5,990	2,889
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.93	$10.75	$9.04	$7.69	$8.84	$8.22	$6.29	$10.20		
Value at end of period	$9.49	$9.93	$10.75	$9.04	$7.69	$8.84	$8.22	$6.29		
Number of accumulation units outstanding at end of period	41,248	44,487	53,693	58,373	36,943	46,788	57,156	64,548		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.96	$13.48	$10.44	$8.67	$9.31	$8.74	$6.68	$11.20	$11.07	$10.81
Value at end of period	$11.84	$12.96	$13.48	$10.44	$8.67	$9.31	$8.74	$6.68	$11.20	$11.07
Number of accumulation units outstanding at end of period	815	1,756	1,201	1,251	1,150	602	686	636	1,389	2,935
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.96	$12.65	$10.46	$8.70	$10.31	$8.35	$5.64	$10.49	$10.53	
Value at end of period	$11.83	$11.96	$12.65	$10.46	$8.70	$10.31	$8.35	$5.64	$10.49	
Number of accumulation units outstanding at end of period	8,909	26,038	26,026	26,469	25,330	18,723	11,102	7,872	4,389	
WANGER SELECT										
Value at beginning of period	$21.35	$20.94	$15.74	$13.44	$16.51	$13.20	$8.03	$15.96	$14.76	$12.47
Value at end of period	$21.16	$21.35	$20.94	$15.74	$13.44	$16.51	$13.20	$8.03	$15.96	$14.76
Number of accumulation units outstanding at end of period	13,834	20,798	21,640	26,435	30,529	39,157	36,490	38,325	36,933	36,890
WANGER USA										
Value at beginning of period	$22.43	$21.65	$16.37	$13.80	$14.47	$11.86	$8.44	$14.15	$13.58	$12.74
Value at end of period	$22.03	$22.43	$21.65	$16.37	$13.80	$14.47	$11.86	$8.44	$14.15	$13.58
Number of accumulation units outstanding at end of period	5,599	6,329	10,367	9,829	11,033	9,952	10,952	13,782	14,889	15,593

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.45	$17.70	$13.58	$12.21	$11.55	$10.31	$8.76	$13.26	$12.91	$11.07
Value at end of period	$19.19	$19.45	$17.70	$13.58	$12.21	$11.55	$10.31	$8.76	$13.26	$12.91
Number of accumulation units outstanding at end of period	23,905	32,469	32,927	39,239	43,088	49,817	60,162	60,153	62,681	73,234
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$35.88	$33.81	$24.77	$22.09	$22.83	$18.84	$14.68	$21.75	$23.94	$19.95
Value at end of period	$33.86	$35.88	$33.81	$24.77	$22.09	$22.83	$18.84	$14.68	$21.75	$23.94
Number of accumulation units outstanding at end of period	29,857	31,542	33,256	32,602	33,566	42,598	39,610	46,123	41,654	47,470

TABLE 27

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$20.55	$19.85	$14.91	$13.14	$13.48					
Value at end of period	$20.81	$20.55	$19.85	$14.91	$13.14					
Number of accumulation units outstanding at end of period	1,039	1,684	273	184	14					
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.00	$14.20	$11.70	$10.65	$10.98	$9.59	$8.46			
Value at end of period	$15.74	$16.00	$14.20	$11.70	$10.65	$10.98	$9.59			
Number of accumulation units outstanding at end of period	3,116	2,815	985	8,074	7,014	10,857	3,738			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.51	$15.31	$11.95	$11.03	$10.95	$9.87	$8.94			
Value at end of period	$15.85	$16.51	$15.31	$11.95	$11.03	$10.95	$9.87			
Number of accumulation units outstanding at end of period	2,369	4,153	3,841	3,115	1,773	1,127	737			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.95	$11.78	$13.12	$12.45	$11.15	$10.70	$10.28			
Value at end of period	$11.56	$11.95	$11.78	$13.12	$12.45	$11.15	$10.70			
Number of accumulation units outstanding at end of period	2,459	6,780	6,138	6,101	1,741	4,274	3,791			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$9.50									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	4,717									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$18.84	$17.19	$12.02	$11.18						
Value at end of period	$17.85	$18.84	$17.19	$12.02						
Number of accumulation units outstanding at end of period	720	460	7	19						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.39	$11.64	$9.41	$7.60	$8.29	$7.92	$5.74	$5.71		
Value at end of period	$10.82	$11.39	$11.64	$9.41	$7.60	$8.29	$7.92	$5.74		
Number of accumulation units outstanding at end of period	3,387	5,489	1,254	1,018	3,035	4	285	470		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.27	$17.77	$12.45	$10.82	$12.48					
Value at end of period	$17.06	$19.27	$17.77	$12.45	$10.82					
Number of accumulation units outstanding at end of period	3,080	8,416	4,336	1,930	766					
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.92									
Value at end of period	$10.06									
Number of accumulation units outstanding at end of period	1,395									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.80	$22.64	$17.19	$15.37	$15.65	$12.60	$11.91			
Value at end of period	$21.90	$23.80	$22.64	$17.19	$15.37	$15.65	$12.60			
Number of accumulation units outstanding at end of period	1,461	2,304	1,177	935	627	0	77			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.98	$22.14	$18.99	$17.39	$16.83	$15.20	$12.28	$18.09	$17.82	$16.58
Value at end of period	$23.17	$23.98	$22.14	$18.99	$17.39	$16.83	$15.20	$12.28	$18.09	$17.82
Number of accumulation units outstanding at end of period	5,484	5,362	5,301	9,475	7,707	6,421	5,411	6,665	5,606	16,044
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$14.17	$11.02	$10.82	$9.46	$9.27					
Value at end of period	$14.70	$14.17	$11.02	$10.82	$9.46					
Number of accumulation units outstanding at end of period	1,842	2,733	4	0	266					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.57	$12.29	$9.51	$8.37	$8.93	$7.77	$5.99			
Value at end of period	$13.11	$13.57	$12.29	$9.51	$8.37	$8.93	$7.77			
Number of accumulation units outstanding at end of period	4,774	5,988	3,252	2,169	1,830	3,065	43			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$15.53	$14.03	$10.51	$9.13	$9.65	$7.95	$6.08	$7.07		
Value at end of period	$14.55	$15.53	$14.03	$10.51	$9.13	$9.65	$7.95	$6.08		
Number of accumulation units outstanding at end of period	1,262	3,335	177	43	7,981	7,153	28	1,086		
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.41	$20.18	$17.00	$14.43	$16.90	$15.64	$11.38	$19.37	$16.49	$13.70
Value at end of period	$19.02	$19.41	$20.18	$17.00	$14.43	$16.90	$15.64	$11.38	$19.37	$16.49
Number of accumulation units outstanding at end of period	17,222	23,380	18,334	30,154	23,078	28,714	23,499	9,980	12,276	8,646
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$46.81	$42.32	$32.63	$28.36	$29.45	$25.43	$18.96	$33.39	$28.74	$26.03
Value at end of period	$46.56	$46.81	$42.32	$32.63	$28.36	$29.45	$25.43	$18.96	$33.39	$28.74
Number of accumulation units outstanding at end of period	19,769	26,143	20,086	45,737	51,767	53,378	80,196	53,125	63,422	73,890
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.18	$28.09	$22.19	$19.14	$19.19	$16.86	$13.11	$23.13	$23.06	$19.42
Value at end of period	$28.63	$30.18	$28.09	$22.19	$19.14	$19.19	$16.86	$13.11	$23.13	$23.06
Number of accumulation units outstanding at end of period	10,376	8,769	12,836	16,005	24,054	34,666	49,321	42,895	56,507	62,250
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.25	$26.60	$19.74	$17.42	$17.60	$14.34	$11.31	$21.68	$17.28	$16.37
Value at end of period	$30.97	$29.25	$26.60	$19.74	$17.42	$17.60	$14.34	$11.31	$21.68	$17.28
Number of accumulation units outstanding at end of period	8,963	14,607	13,451	22,372	36,160	45,184	65,323	59,660	73,333	94,279

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.27	$22.32	$17.32	$14.52	$17.74	$15.87	$12.69	$22.86	$19.72	$16.90
Value at end of period	$20.76	$20.27	$22.32	$17.32	$14.52	$17.74	$15.87	$12.69	$22.86	$19.72
Number of accumulation units outstanding at end of period	3,214	3,550	3,602	4,810	10,645	11,970	12,748	9,198	10,930	15,843
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$28.11	$28.29	$21.01	$17.96	$18.89	$14.91	$11.68	$17.65	$18.30	$15.83
Value at end of period	$25.72	$28.11	$28.29	$21.01	$17.96	$18.89	$14.91	$11.68	$17.65	$18.30
Number of accumulation units outstanding at end of period	3,386	1,799	2,564	12,258	15,052	19,302	24,341	16,535	10,934	9,892
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$14.19	$13.19	$10.15	$8.77	$9.05	$8.04	$6.10	$7.10		
Value at end of period	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05	$8.04	$6.10		
Number of accumulation units outstanding at end of period	14,173	12,391	2,518	1,918	213	10,876	10,182	256		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.16	$17.59	$13.78	$12.64	$13.64	$12.27	$11.17			
Value at end of period	$17.17	$18.16	$17.59	$13.78	$12.64	$13.64	$12.27			
Number of accumulation units outstanding at end of period	68	44	6	2	0	910	934			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.31	$49.76	$35.94	$37.16						
Value at end of period	$55.32	$53.31	$49.76	$35.94						
Number of accumulation units outstanding at end of period	1,315	1,973	1,848	2,143						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.33	$14.35	$11.24	$9.98	$10.11	$9.34	$7.37	$10.68	$9.99	$8.67
Value at end of period	$14.27	$15.33	$14.35	$11.24	$9.98	$10.11	$9.34	$7.37	$10.68	$9.99
Number of accumulation units outstanding at end of period	5,044	6,333	5,952	6,178	26,534	31,273	33,443	44,764	54,313	61,963
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$45.75	$42.67	$35.94	$32.02	$31.88	$29.11				
Value at end of period	$45.49	$45.75	$42.67	$35.94	$32.02	$31.88				
Number of accumulation units outstanding at end of period	0	0	0	35	35	35				
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$34.82	$31.32	$23.95	$20.66	$21.21	$17.06	$11.92	$19.54		
Value at end of period	$35.79	$34.82	$31.32	$23.95	$20.66	$21.21	$17.06	$11.92		
Number of accumulation units outstanding at end of period	0	0	0	0	677	629	574	504		
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$25.95	$24.45	$19.26	$16.24	$19.05	$16.64	$12.23	$18.22		
Value at end of period	$25.06	$25.95	$24.45	$19.26	$16.24	$19.05	$16.64	$12.23		
Number of accumulation units outstanding at end of period	0	0	0	0	196	177	158	135		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.61	$11.20	$8.55	$8.21	$8.82	$7.25	$5.31	$8.66		
Value at end of period	$12.05	$12.61	$11.20	$8.55	$8.21	$8.82	$7.25	$5.31		
Number of accumulation units outstanding at end of period	685	630	570	2,160	2,186	483	6,064	1,689		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$17.32	$16.69	$12.46	$10.86	$11.20	$9.08	$6.33			
Value at end of period	$16.51	$17.32	$16.69	$12.46	$10.86	$11.20	$9.08			
Number of accumulation units outstanding at end of period	156	42	28	99	42	5,006	5,930			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.98	$19.04	$14.79	$13.07	$13.78	$11.12	$8.88	$14.83	$14.92	$13.46
Value at end of period	$19.95	$20.98	$19.04	$14.79	$13.07	$13.78	$11.12	$8.88	$14.83	$14.92
Number of accumulation units outstanding at end of period	3,419	5,701	3,531	8,401	8,304	7,622	14,278	11,888	13,420	17,462
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.16	$10.00								
Value at end of period	$10.03	$10.16								
Number of accumulation units outstanding at end of period	20,216	2,113								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.63	$15.26	$11.20	$10.23	$10.68	$8.82	$6.85	$11.34	$10.70	$9.31
Value at end of period	$16.34	$16.63	$15.26	$11.20	$10.23	$10.68	$8.82	$6.85	$11.34	$10.70
Number of accumulation units outstanding at end of period	1,600	6,221	5,658	6,966	4,825	3,469	1,891	319	913	400
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.81	$21.40	$17.08	$14.31	$15.68	$14.08	$10.37	$16.88	$14.74	$12.45
Value at end of period	$22.70	$21.81	$21.40	$17.08	$14.31	$15.68	$14.08	$10.37	$16.88	$14.74
Number of accumulation units outstanding at end of period	7,035	13,085	8,581	14,720	16,606	9,883	12,000	7,630	8,644	5,026
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$74.16	$78.85	$73.64	$61.68	$76.21	$60.74	$33.83	$65.88	$49.81	$40.27
Value at end of period	$62.97	$74.16	$78.85	$73.64	$61.68	$76.21	$60.74	$33.83	$65.88	$49.81
Number of accumulation units outstanding at end of period	3,031	4,508	3,113	9,208	8,668	5,672	4,866	2,890	4,284	5,761
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$32.29	$31.95	$25.40	$21.20	$23.39	$19.80				
Value at end of period	$33.17	$32.29	$31.95	$25.40	$21.20	$23.39				
Number of accumulation units outstanding at end of period	0	0	0	20	20	20				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.92	$20.73	$14.88	$12.76	$13.21	$10.83	$7.99	$13.01	$13.33	$11.73
Value at end of period	$21.32	$22.92	$20.73	$14.88	$12.76	$13.21	$10.83	$7.99	$13.01	$13.33
Number of accumulation units outstanding at end of period	1,380	1,945	1,430	2,422	2,454	2,931	2,156	1,089	1,223	369
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.48	$14.51	$12.62	$11.48	$11.83	$10.70	$8.93	$13.04	$12.06	$11.02
Value at end of period	$15.21	$15.48	$14.51	$12.62	$11.48	$11.83	$10.70	$8.93	$13.04	$12.06
Number of accumulation units outstanding at end of period	3,561	6,576	3,493	8,798	5,744	5,552	8,500	4,909	9,717	5,753
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.71	$14.44	$16.10	$14.99	$13.58	$12.71	$10.87	$11.84	$10.84	$10.88
Value at end of period	$14.14	$14.71	$14.44	$16.10	$14.99	$13.58	$12.71	$10.87	$11.84	$10.84
Number of accumulation units outstanding at end of period	9,174	11,378	9,558	15,217	10,898	9,747	16,212	6,535	5,680	6,893
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.28	$8.43	$8.70	$7.86	$10.39	$9.07	$5.26	$12.73	$11.28	
Value at end of period	$6.09	$7.28	$8.43	$8.70	$7.86	$10.39	$9.07	$5.26	$12.73	
Number of accumulation units outstanding at end of period	4,500	4,045	3,333	6,319	6,268	5,400	2,721	2,065	4,467	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.31	$17.51	$15.81	$13.79	$14.19	$12.17	$7.67	$12.03	$11.50	$10.73
Value at end of period	$16.43	$17.31	$17.51	$15.81	$13.79	$14.19	$12.17	$7.67	$12.03	$11.50
Number of accumulation units outstanding at end of period	2,624	2,235	675	2,530	2,817	3,054	3,435	2,520	1,741	1,078
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.41	$13.33	$10.43	$8.65	$10.22	$8.27	$7.80			
Value at end of period	$13.60	$13.41	$13.33	$10.43	$8.65	$10.22	$8.27			
Number of accumulation units outstanding at end of period	1,327	662	0	531	1,858	660	38			

CFI 234

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period										$10.00
Value at end of period										$9.92
Number of accumulation units outstanding at end of period										351
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.12	$12.47	$13.65	$14.34	$16.84	$18.75	$18.09	$20.69	$20.90	$20.98
Value at end of period	$12.47	$13.65	$14.34	$16.84	$18.75	$18.09	$20.69	$20.90	$20.98	$19.85
Number of accumulation units outstanding at end of period	6,150	5,820	4,362	15,901	23,231	17,776	16,571	11,670	14,893	13,120
THE BOND FUND OF AMERICA^SM (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.69	$8.70	$9.87	$10.46	$11.01	$11.52	$11.16	$11.63
Value at end of period			$8.70	$9.87	$10.46	$11.01	$11.52	$11.16	$11.63	$11.52
Number of accumulation units outstanding at end of period			3,390	1,422	937	14,561	18,837	22,868	2,986	3,003
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.21	$13.38	$14.66	$8.83	$11.73	$13.02	$12.24	$14.58	$19.27	$20.81
Value at end of period	$13.38	$14.66	$8.83	$11.73	$13.02	$12.24	$14.58	$19.27	$20.81	$21.65
Number of accumulation units outstanding at end of period	20,426	18,292	17,588	33,967	31,818	28,207	30,223	20,739	32,217	22,312
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period						$10.89	$8.74	$7.59	$3.64	$3.30
Value at end of period						$8.74	$7.59	$3.64	$3.30	$2.39
Number of accumulation units outstanding at end of period						47	261	728	1,274	2,716
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.41	$20.01	$20.87	$14.83	$17.47	$19.70	$19.21	$21.57	$24.87	$26.10
Value at end of period	$20.01	$20.87	$14.83	$17.47	$19.70	$19.21	$21.57	$24.87	$26.10	$25.31
Number of accumulation units outstanding at end of period	32,683	25,177	15,527	28,081	13,315	13,186	7,544	4,208	4,596	2,868
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$9.91
Value at end of period										$9.62
Number of accumulation units outstanding at end of period										12
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.11	$10.83	$11.64	$9.71	$11.56	$13.36	$13.69	$14.60	$13.71	$13.74
Value at end of period	$10.83	$11.64	$9.71	$11.56	$13.36	$13.69	$14.60	$13.71	$13.74	$12.99
Number of accumulation units outstanding at end of period	65,199	65,624	63,282	64,383	48,231	30,080	19,221	9,248	10,112	415
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.29
Value at end of period										$9.69
Number of accumulation units outstanding at end of period										19
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.33
Number of accumulation units outstanding at end of period										11,724
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.45	$16.31	$17.31	$10.66	$13.72	$15.48	$15.25	$17.45	$22.52	$24.64
Value at end of period	$16.31	$17.31	$10.66	$13.72	$15.48	$15.25	$17.45	$22.52	$24.64	$24.00
Number of accumulation units outstanding at end of period	63,530	49,369	40,050	47,768	42,547	35,570	35,212	23,419	38,486	33,220
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.49	$11.29	$11.47	$8.78	$12.96	$14.63	$15.10	$17.01	$17.75	$17.74
Value at end of period	$11.29	$11.47	$8.78	$12.96	$14.63	$15.10	$17.01	$17.75	$17.74	$17.18
Number of accumulation units outstanding at end of period	523	1,035	2,612	4,162	4,282	3,318	2,459	1,544	2,537	4,698

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.95	$28.40	$21.62	$19.12	$19.37	$17.20	$14.13	$22.78	$21.95	$19.39
Value at end of period	$31.84	$31.95	$28.40	$21.62	$19.12	$19.37	$17.20	$14.13	$22.78	$21.95
Number of accumulation units outstanding at end of period	6,904	8,647	6,699	17,221	22,163	29,870	40,419	36,043	61,315	70,761
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.90	$34.09	$25.64	$22.05	$22.57	$18.74	$14.40	$23.34	$22.39	$20.71
Value at end of period	$35.81	$36.90	$34.09	$25.64	$22.05	$22.57	$18.74	$14.40	$23.34	$22.39
Number of accumulation units outstanding at end of period	11,940	13,239	11,481	16,922	19,580	33,316	52,801	29,270	40,565	55,277
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.69	$24.66	$17.49	$15.75	$16.06	$13.23	$10.72	$16.34	$17.64	$15.68
Value at end of period	$24.57	$25.69	$24.66	$17.49	$15.75	$16.06	$13.23	$10.72	$16.34	$17.64
Number of accumulation units outstanding at end of period	10,284	15,797	17,161	20,625	18,575	18,243	29,637	13,078	20,960	24,855
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$17.94	$17.18	$15.80							
Value at end of period	$17.46	$17.94	$17.18							
Number of accumulation units outstanding at end of period	0	30,062	11,802							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$19.32	$18.46	$16.50							
Value at end of period	$18.78	$19.32	$18.46							
Number of accumulation units outstanding at end of period	0	24,273	9,374							
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$20.24	$19.32	$16.83							
Value at end of period	$19.63	$20.24	$19.32							
Number of accumulation units outstanding at end of period	0	22,937	12,340							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$16.06	$15.28	$13.32							
Value at end of period	$15.56	$16.06	$15.28							
Number of accumulation units outstanding at end of period	0	5,473	2,272							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.63	$21.47	$21.75	$20.13	$18.94	$17.45	$15.83	$17.51	$16.71	$16.25
Value at end of period	$22.49	$22.63	$21.47	$21.75	$20.13	$18.94	$17.45	$15.83	$17.51	$16.71
Number of accumulation units outstanding at end of period	14,422	12,272	10,601	15,700	23,276	30,972	39,306	44,153	57,372	66,886
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.05	$9.73	$8.11	$6.92	$7.97	$7.48	$5.27			
Value at end of period	$8.86	$9.05	$9.73	$8.11	$6.92	$7.97	$7.48			
Number of accumulation units outstanding at end of period	3,218	5,231	2,891	5,472	7,185	7,906	8,312			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.46	$15.55	$12.02	$10.30	$10.31					
Value at end of period	$18.35	$17.46	$15.55	$12.02	$10.30					
Number of accumulation units outstanding at end of period	28,043	20,826	10,415	9,715	13,040					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.48	$12.39	$9.58	$8.46	$8.27	$7.01	$6.30	$9.12	$9.35	
Value at end of period	$12.72	$13.48	$12.39	$9.58	$8.46	$8.27	$7.01	$6.30	$9.12	
Number of accumulation units outstanding at end of period	39,940	59,904	25,510	33,645	37,806	10,651	29,670	12,131	14,760	

CFI 236

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.64	$23.84	$18.29	$16.21	$16.49	$12.80	$9.16	$14.86	$11.96	$11.23
Value at end of period	$25.47	$25.64	$23.84	$18.29	$16.21	$16.49	$12.80	$9.16	$14.86	$11.96
Number of accumulation units outstanding at end of period	4,047	3,967	4,633	5,221	3,291	1,552	4,821	2,662	1,960	2,702
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.00	$13.15	$13.31	$13.47	$13.62	$13.76	$13.88	$13.68	$13.17	$12.71
Value at end of period	$12.84	$13.00	$13.15	$13.31	$13.47	$13.62	$13.76	$13.88	$13.68	$13.17
Number of accumulation units outstanding at end of period	15,349	41,539	56,621	76,111	78,429	75,578	94,130	60,966	109,772	90,227
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.58	$13.67	$10.59	$9.70	$10.26	$8.94	$7.27	$11.24	$10.80	$10.27
Value at end of period	$15.34	$15.58	$13.67	$10.59	$9.70	$10.26	$8.94	$7.27	$11.24	$10.80
Number of accumulation units outstanding at end of period	3,732	2,197	2,380	6,526	4,900	4,502	5,995	4,298	3,634	6
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.73	$21.23	$16.28	$14.39	$13.98	$12.54	$10.70			
Value at end of period	$25.23	$23.73	$21.23	$16.28	$14.39	$13.98	$12.54			
Number of accumulation units outstanding at end of period	520	541	2,177	1,732	170	2,959	920			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.13	$13.56	$10.39	$9.10	$8.98	$8.10	$6.63	$9.31		
Value at end of period	$15.26	$15.13	$13.56	$10.39	$9.10	$8.98	$8.10	$6.63		
Number of accumulation units outstanding at end of period	3,283	7,406	1,061	1,166	4,542	4,944	5,126	23		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.30	$19.21	$14.79	$12.91	$12.99	$11.83	$10.05			
Value at end of period	$20.25	$21.30	$19.21	$14.79	$12.91	$12.99	$11.83			
Number of accumulation units outstanding at end of period	213	959	1,255	1,261	243	160	258			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.73	$23.44	$17.58	$15.41	$15.94	$12.82	$11.40			
Value at end of period	$25.22	$25.73	$23.44	$17.58	$15.41	$15.94	$12.82			
Number of accumulation units outstanding at end of period	609	810	204	212	640	3,093	1,125			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.78	$15.07	$11.36	$9.83	$10.13	$8.19	$5.47			
Value at end of period	$16.11	$16.78	$15.07	$11.36	$9.83	$10.13	$8.19			
Number of accumulation units outstanding at end of period	877	3,451	1,589	1,953	579	1,224	1,053			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.80	$16.21	$11.82	$10.31	$10.86	$8.69	$6.95	$9.69		
Value at end of period	$15.85	$16.80	$16.21	$11.82	$10.31	$10.86	$8.69	$6.95		
Number of accumulation units outstanding at end of period	1,311	2,515	1,228	1,164	256	1,828	1,481	181		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.28	$16.55	$12.05	$10.59	$10.62	$8.12	$6.27	$9.69	$8.91	$8.01
Value at end of period	$16.92	$17.28	$16.55	$12.05	$10.59	$10.62	$8.12	$6.27	$9.69	$8.91
Number of accumulation units outstanding at end of period	734	1,205	165	3,787	1,155	1,054	4,543	3,260	2,802	3,845
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.28	$45.86	$33.69	$29.78	$30.90	$25.15	$19.95	$29.29	$27.99	$24.25
Value at end of period	$47.33	$48.28	$45.86	$33.69	$29.78	$30.90	$25.15	$19.95	$29.29	$27.99
Number of accumulation units outstanding at end of period	5,618	4,145	3,882	6,230	7,578	10,137	10,298	4,544	8,816	14,749
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$14.13	$12.30	$10.97	$11.46	$10.19	$8.20	$12.55	$12.14	$10.91
Value at end of period	$14.56	$14.74	$14.13	$12.30	$10.97	$11.46	$10.19	$8.20	$12.55	$12.14
Number of accumulation units outstanding at end of period	32,123	35,745	27,845	39,040	60,115	66,135	40,897	22,182	9,322	5,562

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.44	$14.79	$12.44	$10.94	$11.60	$10.25	$8.08	$12.99	$12.48	$11.07
Value at end of period	$15.19	$15.44	$14.79	$12.44	$10.94	$11.60	$10.25	$8.08	$12.99	$12.48
Number of accumulation units outstanding at end of period	30,130	46,020	34,617	44,828	39,426	36,169	23,877	11,383	13,813	2,550
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.89	$15.16	$12.43	$10.89	$11.62	$10.22	$7.96	$13.40	$12.82	$11.28
Value at end of period	$15.55	$15.89	$15.16	$12.43	$10.89	$11.62	$10.22	$7.96	$13.40	$12.82
Number of accumulation units outstanding at end of period	30,948	29,688	22,901	26,985	45,185	37,286	35,894	13,003	15,054	2,225
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.80	$15.05	$12.33	$10.80	$11.53	$10.84				
Value at end of period	$15.48	$15.80	$15.05	$12.33	$10.80	$11.53				
Number of accumulation units outstanding at end of period	5,590	6,756	2,865	1,132	517	26				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$12.30	$11.71	$10.25	$9.12	$9.46	$8.37				
Value at end of period	$12.10	$12.30	$11.71	$10.25	$9.12	$9.46				
Number of accumulation units outstanding at end of period	728	312	127	43	677	265				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.94	$13.34	$12.62	$11.64	$11.74	$10.84	$9.36	$11.37	$10.93	$10.42
Value at end of period	$13.79	$13.94	$13.34	$12.62	$11.64	$11.74	$10.84	$9.36	$11.37	$10.93
Number of accumulation units outstanding at end of period	11,197	370	327	461	84	98	294	37	337	129
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.23	$11.72	$10.83	$9.79	$9.98	$9.08	$7.52			
Value at end of period	$12.04	$12.23	$11.72	$10.83	$9.79	$9.98	$9.08			
Number of accumulation units outstanding at end of period	1,856	739	578	24	0	249	8			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.49	$21.35	$19.28	$17.37	$17.27	$15.74	$13.51	$17.89	$17.12	$15.98
Value at end of period	$22.18	$22.49	$21.35	$19.28	$17.37	$17.27	$15.74	$13.51	$17.89	$17.12
Number of accumulation units outstanding at end of period	5,468	4,815	3,761	2,963	5,341	4,775	5,581	5,189	8,445	6,303
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.19	$22.02	$18.21	$16.02	$16.70	$14.95	$12.08	$19.13	$18.43	$16.48
Value at end of period	$22.64	$23.19	$22.02	$18.21	$16.02	$16.70	$14.95	$12.08	$19.13	$18.43
Number of accumulation units outstanding at end of period	12,180	6,877	4,571	7,519	8,352	9,427	10,599	9,594	16,470	21,194
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.41	$21.26	$18.45	$16.44	$16.74	$15.12	$12.56	$18.28	$17.54	$15.97
Value at end of period	$22.02	$22.41	$21.26	$18.45	$16.44	$16.74	$15.12	$12.56	$18.28	$17.54
Number of accumulation units outstanding at end of period	20,918	17,786	10,523	14,846	16,255	14,388	16,476	12,123	17,776	18,294
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.22	$11.70	$12.15	$11.84	$11.18	$10.66	$10.19	$9.61		
Value at end of period	$12.10	$12.22	$11.70	$12.15	$11.84	$11.18	$10.66	$10.19		
Number of accumulation units outstanding at end of period	734	2,487	1,857	1,555	2,209	896	940	17		
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$19.87	$17.74	$13.60	$12.41						
Value at end of period	$19.86	$19.87	$17.74	$13.60						
Number of accumulation units outstanding at end of period	0	2,145	1,414	926						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.16	$25.34	$19.52	$16.98	$17.75	$14.72	$10.98	$15.13	$15.77	$13.83
Value at end of period	$27.34	$28.16	$25.34	$19.52	$16.98	$17.75	$14.72	$10.98	$15.13	$15.77
Number of accumulation units outstanding at end of period	787	1,866	1,620	4,070	2,347	2,836	4,756	853	3,625	4,969

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.03	$29.13	$21.23	$17.96	$17.78	$14.22	$10.65	$18.34	$17.50	$15.37
Value at end of period	$28.18	$30.03	$29.13	$21.23	$17.96	$17.78	$14.22	$10.65	$18.34	$17.50
Number of accumulation units outstanding at end of period	4,261	5,205	4,161	8,880	9,649	10,052	13,309	10,006	13,176	13,409
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.76	$12.21	$11.88	$9.54	$10.18	$8.86	$6.70	$9.74		
Value at end of period	$13.40	$13.76	$12.21	$11.88	$9.54	$10.18	$8.86	$6.70		
Number of accumulation units outstanding at end of period	1,983	3,481	4,637	5,252	3,427	3,358	9,242	5,878		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.48	$12.85	$12.74	$11.16	$10.31	$8.16	$6.07	$10.00	$12.30	$11.24
Value at end of period	$16.77	$16.48	$12.85	$12.74	$11.16	$10.31	$8.16	$6.07	$10.00	$12.30
Number of accumulation units outstanding at end of period	6,627	7,083	5,694	7,550	9,724	7,544	3,649	1,941	730	6,190
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.25	$25.34	$19.03	$17.16	$18.22	$16.46	$12.65	$21.07	$20.48	$18.20
Value at end of period	$28.74	$28.25	$25.34	$19.03	$17.16	$18.22	$16.46	$12.65	$21.07	$20.48
Number of accumulation units outstanding at end of period	1,179	2,961	2,883	3,291	2,662	3,366	3,390	1,442	730	1,038
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.74	$15.27	$11.04	$9.79	$10.18	$8.22	$6.67	$10.24	$10.19	
Value at end of period	$15.10	$15.74	$15.27	$11.04	$9.79	$10.18	$8.22	$6.67	$10.24	
Number of accumulation units outstanding at end of period	1,769	2,297	1,079	1,007	367	639	2,005	1,912	1,086	
VY® FMRˢᴹ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.77	$20.78	$15.46	$13.65	$15.52	$12.23	$8.90	$14.79	$13.08	$11.83
Value at end of period	$21.16	$21.77	$20.78	$15.46	$13.65	$15.52	$12.23	$8.90	$14.79	$13.08
Number of accumulation units outstanding at end of period	434	1,300	1,423	1,581	2,975	4,847	3,644	2,845	955	136
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$19.04	$14.27	$12.17	$12.58	$11.06	$8.71	$13.88	$14.37	$12.56
Value at end of period	$19.07	$20.53	$19.04	$14.27	$12.17	$12.58	$11.06	$8.71	$13.88	$14.37
Number of accumulation units outstanding at end of period	3,875	3,124	3,082	4,622	2,702	5,892	13,994	4,314	5,370	8,121
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.57	$16.68	$13.51	$12.53	$12.82	$11.18	$9.22	$12.59	$11.90	$11.06
Value at end of period	$17.97	$18.57	$16.68	$13.51	$12.53	$12.82	$11.18	$9.22	$12.59	$11.90
Number of accumulation units outstanding at end of period	1,186	23,105	15,872	29,731	56,344	72,943	95,098	68,007	107,065	153,266
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.42	$16.93	$12.80	$11.31	$11.70	$10.52	$8.59	$12.83	$12.66	$11.05
Value at end of period	$17.67	$18.42	$16.93	$12.80	$11.31	$11.70	$10.52	$8.59	$12.83	$12.66
Number of accumulation units outstanding at end of period	2,968	3,043	1,503	5,007	4,180	3,491	4,621	2,463	1,550	865
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.08	$21.14	$22.70	$19.29	$23.88	$20.09	$11.85	$24.62	$17.99	$13.41
Value at end of period	$17.54	$21.08	$21.14	$22.70	$19.29	$23.88	$20.09	$11.85	$24.62	$17.99
Number of accumulation units outstanding at end of period	1,596	3,973	3,171	4,339	2,365	3,028	2,594	1,268	2,886	2,323
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.81	$27.12	$20.86	$17.59	$17.49	$14.39	$11.59	$17.52	$17.33	$15.05
Value at end of period	$29.52	$30.81	$27.12	$20.86	$17.59	$17.49	$14.39	$11.59	$17.52	$17.33
Number of accumulation units outstanding at end of period	2,835	1,821	931	5,689	5,321	4,291	6,926	3,517	3,518	7,599
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.17	$21.65	$15.77	$13.44	$13.79	$11.01	$8.75	$12.65	$13.02	$12.11
Value at end of period	$22.05	$23.17	$21.65	$15.77	$13.44	$13.79	$11.01	$8.75	$12.65	$13.02
Number of accumulation units outstanding at end of period	3,339	2,652	1,483	1,772	837	392	1,396	839	399	47
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.50	$18.30	$15.14	$12.59	$13.87	$12.09	$8.77	$14.31	$14.12	$12.12
Value at end of period	$19.78	$18.50	$18.30	$15.14	$12.59	$13.87	$12.09	$8.77	$14.31	$14.12
Number of accumulation units outstanding at end of period	380	20,392	18,555	42,582	66,084	96,938	140,810	124,953	163,057	198,516

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.00	$10.58	$11.09	$7.74	$12.78	$15.03	$14.74	$16.92	$18.78	$18.63
Value at end of period	$10.58	$11.09	$7.74	$12.78	$15.03	$14.74	$16.92	$18.78	$18.63	$17.55
Number of accumulation units outstanding at end of period	471	338	333	3,515	7,316	5,384	8,120	8,975	7,227	2,461
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.94	$12.39	$12.78	$9.15	$12.05	$13.58	$13.80	$15.61	$18.85	$20.89
Value at end of period	$12.39	$12.78	$9.15	$12.05	$13.58	$13.80	$15.61	$18.85	$20.89	$21.72
Number of accumulation units outstanding at end of period	3,183	7,785	15,304	37,922	56,980	55,153	66,796	44,423	51,131	21,844
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.44	$11.97	$13.41	$7.53	$11.22	$14.25	$13.56	$15.55	$20.77	$22.29
Value at end of period	$11.97	$13.41	$7.53	$11.22	$14.25	$13.56	$15.55	$20.77	$22.29	$23.14
Number of accumulation units outstanding at end of period	121,511	108,033	60,842	63,514	52,364	44,212	32,531	15,802	19,410	3,701
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.08	$17.74	$18.07	$11.48	$14.18	$16.10	$15.77	$18.26	$23.41	$24.85
Value at end of period	$17.74	$18.07	$11.48	$14.18	$16.10	$15.77	$18.26	$23.41	$24.85	$22.86
Number of accumulation units outstanding at end of period	11,673	14,080	12,811	17,771	17,655	14,537	12,624	8,012	9,650	9,270
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.82	$22.19	$24.10	$13.76	$19.44	$22.44	$21.94	$25.77	$35.47	$38.09
Value at end of period	$22.19	$24.10	$13.76	$19.44	$22.44	$21.94	$25.77	$35.47	$38.09	$41.70
Number of accumulation units outstanding at end of period	27,032	26,133	19,537	21,863	11,723	11,772	11,765	6,382	7,612	6,847
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.95	$15.24	$18.15	$9.06	$12.31	$13.84	$11.99	$14.07	$15.89	$15.53
Value at end of period	$15.24	$18.15	$9.06	$12.31	$13.84	$11.99	$14.07	$15.89	$15.53	$15.20
Number of accumulation units outstanding at end of period	1,310	5,316	6,403	2,150	992	462	602	177	1,400	1,870
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.29	$8.21	$8.83	$7.68	$9.02	$10.72	$9.89
Value at end of period			$6.29	$8.21	$8.83	$7.68	$9.02	$10.72	$9.89	$9.45
Number of accumulation units outstanding at end of period			6,568	9,054	4,985	5,262	10,369	8,227	8,860	6,438
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.27	$11.06	$11.19	$6.67	$8.72	$9.28	$8.65	$10.41	$13.43	$12.90
Value at end of period	$11.06	$11.19	$6.67	$8.72	$9.28	$8.65	$10.41	$13.43	$12.90	$11.79
Number of accumulation units outstanding at end of period	4	19	2,012	2,544	1,158	1,243	1,152	21	71	477
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$10.30	$10.48	$5.63	$8.34	$10.29	$8.68	$10.43	$12.61	$11.91
Value at end of period		$10.48	$5.63	$8.34	$10.29	$8.68	$10.43	$12.61	$11.91	$11.78
Number of accumulation units outstanding at end of period		24	2,123	3,515	3,200	3,172	4,309	823	1,120	5,640
WANGER SELECT										
Value at beginning of period	$12.46	$14.74	$15.93	$8.02	$13.16	$16.46	$13.39	$15.67	$20.84	$21.23
Value at end of period	$14.74	$15.93	$8.02	$13.16	$16.46	$13.39	$15.67	$20.84	$21.23	$21.03
Number of accumulation units outstanding at end of period	4,582	4,651	3,397	7,402	10,673	9,507	9,410	5,199	6,115	8,263
WANGER USA										
Value at beginning of period	$12.73	$13.56	$14.12	$8.42	$11.83	$14.42	$13.75	$16.30	$21.55	$22.31
Value at end of period	$13.56	$14.12	$8.42	$11.83	$14.42	$13.75	$16.30	$21.55	$22.31	$21.91
Number of accumulation units outstanding at end of period	5,997	4,015	1,032	4,803	3,275	2,713	2,094	2,066	3,513	1,505
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)										
Value at beginning of period	$11.06	$12.89	$13.24	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35
Value at end of period	$12.89	$13.24	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35	$19.07
Number of accumulation units outstanding at end of period	18,846	19,876	29,780	23,825	25,001	27,001	26,045	14,258	21,359	7,411

Condensed Financial Information (continued)

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$35.63	$33.58	$24.62	$21.96	$22.71	$18.75	$14.61	$21.67	$23.87	$19.89
Value at end of period	$33.60	$35.63	$33.58	$24.62	$21.96	$22.71	$18.75	$14.61	$21.67	$23.87
Number of accumulation units outstanding at end of period	1,089	2,202	1,856	4,794	4,279	4,530	5,705	5,470	7,023	9,913

TABLE 28

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	$10.12			
Value at end of period	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96			
Number of accumulation units outstanding at end of period	7,414	6,247	5,851	3,906	3,363	1,497	550			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.95	$14.16	$11.67	$10.63	$10.97	$9.58	$8.17			
Value at end of period	$15.68	$15.95	$14.16	$11.67	$10.63	$10.97	$9.58			
Number of accumulation units outstanding at end of period	47,395	42,967	35,373	45,766	40,445	23,838	13,148			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.46	$15.27	$11.92	$11.01	$10.94	$9.87	$8.23			
Value at end of period	$15.79	$16.46	$15.27	$11.92	$11.01	$10.94	$9.87			
Number of accumulation units outstanding at end of period	68,641	69,265	60,910	58,610	46,766	32,395	12,586			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	$10.08			
Value at end of period	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69			
Number of accumulation units outstanding at end of period	55,723	64,769	64,365	118,092	49,936	29,463	13,688			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.09									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	350									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$18.80	$17.15	$12.01	$10.10	$11.54	$9.96				
Value at end of period	$17.80	$18.80	$17.15	$12.01	$10.10	$11.54				
Number of accumulation units outstanding at end of period	17,341	14,554	8,230	2,789	2,015	828				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.35	$11.60	$9.38	$7.58	$8.27	$7.91	$5.73	$10.46		
Value at end of period	$10.77	$11.35	$11.60	$9.38	$7.58	$8.27	$7.91	$5.73		
Number of accumulation units outstanding at end of period	58,735	46,036	33,823	21,653	17,882	15,858	12,780	1,880		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.22	$17.74	$12.43	$10.81	$11.71	$9.42				
Value at end of period	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71				
Number of accumulation units outstanding at end of period	44,427	45,691	29,849	12,041	10,039	3,905				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.52									
Value at end of period	$9.14									
Number of accumulation units outstanding at end of period	9									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.18									
Value at end of period	$10.06									
Number of accumulation units outstanding at end of period	26,906									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.74	$22.59	$17.16	$15.35	$15.64	$12.60	$11.51			
Value at end of period	$21.82	$23.74	$22.59	$17.16	$15.35	$15.64	$12.60			
Number of accumulation units outstanding at end of period	16,567	18,684	20,616	17,703	15,179	7,661	57			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.76	$21.95	$18.83	$17.26	$16.71	$15.09	$12.20	$17.99	$17.73	$16.50
Value at end of period	$22.95	$23.76	$21.95	$18.83	$17.26	$16.71	$15.09	$12.20	$17.99	$17.73
Number of accumulation units outstanding at end of period	32,677	35,593	33,388	31,472	32,943	32,468	32,907	35,566	32,304	26,160
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.14	$11.00	$10.81	$9.46	$9.64					
Value at end of period	$14.67	$14.14	$11.00	$10.81	$9.46					
Number of accumulation units outstanding at end of period	13,071	10,409	6,066	3,532	462					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17	$8.80		
Value at end of period	$13.06	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17		
Number of accumulation units outstanding at end of period	19,859	19,986	23,045	15,324	13,463	14,608	10,471	460		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08	$8.94		
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08		
Number of accumulation units outstanding at end of period	11,255	10,616	8,748	6,707	7,209	3,867	2,198	1,166		
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$12.52	$12.03	$10.59							
Value at end of period	$11.57	$12.52	$12.03							
Number of accumulation units outstanding at end of period	2,587	1,944	768							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.31	$20.09	$16.92	$14.38	$16.85	$15.60	$11.35	$19.34	$16.47	$13.69
Value at end of period	$18.91	$19.31	$20.09	$16.92	$14.38	$16.85	$15.60	$11.35	$19.34	$16.47
Number of accumulation units outstanding at end of period	258,870	245,367	232,830	228,918	220,058	202,268	167,669	127,676	92,487	48,828
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$46.38	$41.95	$32.36	$28.14	$29.24	$25.25	$18.84	$33.19	$28.58	$25.91
Value at end of period	$46.11	$46.38	$41.95	$32.36	$28.14	$29.24	$25.25	$18.84	$33.19	$28.58
Number of accumulation units outstanding at end of period	296,071	312,747	314,615	321,489	318,801	316,690	318,093	332,769	304,741	261,881

CFI 242

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.32	$22.94	$23.00	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90
Value at end of period	$22.94	$23.00	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90	$28.35
Number of accumulation units outstanding at end of period	152,764	158,307	156,680	143,170	130,321	118,859	102,073	98,780	98,912	86,071
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.29	$17.19	$21.55	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98
Value at end of period	$17.19	$21.55	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98	$30.67
Number of accumulation units outstanding at end of period	117,621	126,275	134,845	119,463	122,306	109,897	112,941	106,438	108,188	103,481
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.82	$19.62	$22.73	$12.61	$15.76	$17.61	$14.40	$17.17	$22.12	$20.08
Value at end of period	$19.62	$22.73	$12.61	$15.76	$17.61	$14.40	$17.17	$22.12	$20.08	$20.55
Number of accumulation units outstanding at end of period	21,543	22,910	27,668	24,291	22,108	22,342	23,287	26,226	26,626	18,694
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.80	$18.25	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92
Value at end of period	$18.25	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54
Number of accumulation units outstanding at end of period	48,595	53,895	60,560	66,301	70,809	71,483	72,669	74,098	74,085	65,968
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.89	$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14
Value at end of period			$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44
Number of accumulation units outstanding at end of period			4,596	38,454	61,947	62,132	68,969	79,078	100,230	120,580
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period				$10.47	$12.26	$13.63	$12.62	$13.76	$17.55	$18.11
Value at end of period				$12.26	$13.63	$12.62	$13.76	$17.55	$18.11	$17.11
Number of accumulation units outstanding at end of period				2,001	2,442	2,543	2,139	2,612	3,204	3,149
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.16	$35.92	$49.71	$53.24
Value at end of period							$35.92	$49.71	$53.24	$55.21
Number of accumulation units outstanding at end of period							7,491	6,926	6,823	6,045
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$8.64	$9.96	$10.63	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21
Value at end of period	$9.96	$10.63	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21	$14.16
Number of accumulation units outstanding at end of period	61,914	60,509	62,945	58,985	55,095	52,372	44,923	39,545	36,631	34,783
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during January 2015)										
Value at beginning of period										$10.76
Value at end of period										$10.36
Number of accumulation units outstanding at end of period										4,233
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2007)										
Value at beginning of period		$28.86	$28.61	$23.78	$29.57	$31.65	$31.77	$35.65	$42.30	$45.33
Value at end of period		$28.61	$23.78	$29.57	$31.65	$31.77	$35.65	$42.30	$45.33	$45.04
Number of accumulation units outstanding at end of period		31	41	51	0	0	0	0	0	0
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$9.41	$8.74	$5.30	$7.24	$8.80	$8.19	$8.52	$11.16	$12.56
Value at end of period		$8.74	$5.30	$7.24	$8.80	$8.19	$8.52	$11.16	$12.56	$12.00
Number of accumulation units outstanding at end of period		88	1,816	136	657	2,137	3,115	2,534	3,115	5,651

CFI 243

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$7.30	$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27
Value at end of period			$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44
Number of accumulation units outstanding at end of period			28	1,456	2,070	4,840	6,405	7,081	8,313	7,494
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.43	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84
Value at end of period	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80
Number of accumulation units outstanding at end of period	87,368	108,442	107,585	102,003	89,709	82,998	80,326	73,436	69,794	61,852
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period								$9.62	$9.71	$10.15
Value at end of period								$9.71	$10.15	$10.02
Number of accumulation units outstanding at end of period								1,855	15,991	22,804
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$9.79	$10.69	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56
Value at end of period	$10.69	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26
Number of accumulation units outstanding at end of period	50	3,751	3,662	6,537	8,515	18,964	10,909	11,664	13,702	16,871
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$12.44	$14.72	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70
Value at end of period	$14.72	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70	$22.57
Number of accumulation units outstanding at end of period	27,001	40,786	52,270	59,944	56,332	61,586	67,940	72,964	76,776	79,650
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period									$20.56	$20.68
Value at end of period									$20.68	$20.10
Number of accumulation units outstanding at end of period									6	454
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$40.16	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63
Value at end of period	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49
Number of accumulation units outstanding at end of period	29,258	38,360	44,277	47,303	52,253	54,437	55,514	55,761	57,990	54,737
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$21.42	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02
Value at end of period	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87
Number of accumulation units outstanding at end of period	87	123	136	152	87	87	87	87	1	1
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$11.72	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81
Value at end of period	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20
Number of accumulation units outstanding at end of period	3,536	6,616	9,411	15,116	18,528	18,228	18,943	22,590	29,925	26,720
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$10.99	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37
Value at end of period	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10
Number of accumulation units outstanding at end of period	41,376	47,571	59,920	69,765	67,368	64,250	37,824	32,085	31,386	29,985
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.87	$10.83	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64
Value at end of period	$10.83	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06
Number of accumulation units outstanding at end of period	30,508	39,815	80,142	117,674	130,782	187,329	217,087	178,958	159,994	138,852
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$10.19	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25
Value at end of period		$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06
Number of accumulation units outstanding at end of period		12,549	29,802	45,739	41,439	48,365	49,862	42,720	39,661	29,656

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.72	$11.48	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22
Value at end of period	$11.48	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34
Number of accumulation units outstanding at end of period	15,110	23,291	26,322	36,257	37,919	47,463	35,756	35,351	34,279	33,641
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$5.90	$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36
Value at end of period			$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54
Number of accumulation units outstanding at end of period			2,489	7,244	16,089	26,222	29,719	35,153	43,580	45,828
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period										$9.98
Value at end of period										$9.91
Number of accumulation units outstanding at end of period										3,544
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.11	$12.45	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87
Value at end of period	$12.45	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87	$19.73
Number of accumulation units outstanding at end of period	27,115	63,434	109,146	135,707	164,242	196,714	207,345	196,923	194,108	172,523
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.66	$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60
Value at end of period			$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48
Number of accumulation units outstanding at end of period			1,634	12,439	25,300	26,936	40,206	37,345	38,197	36,615
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.20	$13.37	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69
Value at end of period	$13.37	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53
Number of accumulation units outstanding at end of period	158,071	223,431	260,809	314,662	356,032	358,043	385,599	390,080	407,359	419,110
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period						$9.89	$8.73	$7.58	$3.64	$3.29
Value at end of period						$8.73	$7.58	$3.64	$3.29	$2.38
Number of accumulation units outstanding at end of period						10,509	21,368	29,566	57,194	71,727
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.33	$19.91	$20.75	$14.74	$17.35	$19.56	$19.06	$21.39	$24.65	$25.86
Value at end of period	$19.91	$20.75	$14.74	$17.35	$19.56	$19.06	$21.39	$24.65	$25.86	$25.06
Number of accumulation units outstanding at end of period	87,400	93,827	88,950	66,784	63,310	59,511	65,399	66,214	68,444	63,588
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$9.98
Value at end of period										$9.61
Number of accumulation units outstanding at end of period										2,452
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.10	$10.82	$11.62	$9.70	$11.64	$13.32	$13.64	$14.54	$13.78	$13.67
Value at end of period	$10.82	$11.62	$9.70	$11.64	$13.32	$13.64	$14.54	$13.78	$13.67	$12.92
Number of accumulation units outstanding at end of period	127,633	151,703	168,466	166,621	167,785	154,365	147,611	119,317	108,714	90,369
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period									$10.35	$10.14
Value at end of period									$10.14	$9.68
Number of accumulation units outstanding at end of period									4,039	4,971

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.33
Number of accumulation units outstanding at end of period										149,969
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period					$10.15	$10.22	$10.84	$11.01	$10.68	$11.06
Value at end of period					$10.22	$10.84	$11.01	$10.68	$11.06	$11.10
Number of accumulation units outstanding at end of period					346	519	692	1,266	3,400	1,911
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.38	$16.22	$17.20	$10.60	$13.63	$15.36	$15.13	$17.30	$22.33	$24.41
Value at end of period	$16.22	$17.20	$10.60	$13.63	$15.36	$15.13	$17.30	$22.33	$24.41	$23.76
Number of accumulation units outstanding at end of period	120,422	107,258	95,114	67,546	113,419	105,339	92,943	107,086	100,439	92,536
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.48	$11.28	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66
Value at end of period	$11.28	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09
Number of accumulation units outstanding at end of period	4,932	10,676	11,336	18,088	27,142	31,249	45,148	48,581	50,734	43,580
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.30	$21.84	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66
Value at end of period	$21.84	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53
Number of accumulation units outstanding at end of period	145,259	144,971	147,669	136,322	134,963	119,042	110,542	107,379	99,925	98,105
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.63	$22.30	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60
Value at end of period	$22.30	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50
Number of accumulation units outstanding at end of period	149,158	149,600	151,967	147,186	139,393	131,858	122,639	115,752	110,420	107,087
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.62	$17.56	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48
Value at end of period	$17.56	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48	$24.35
Number of accumulation units outstanding at end of period	98,473	94,066	94,434	88,723	83,009	78,983	76,353	77,875	73,506	73,824
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period						$12.07	$10.87	$12.44	$15.25	$16.02
Value at end of period						$10.87	$12.44	$15.25	$16.02	$15.52
Number of accumulation units outstanding at end of period						723	829	2,169	4,924	4,389
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.17	$16.62	$17.41	$15.73	$17.33	$18.80	$19.97	$21.57	$21.28	$22.42
Value at end of period	$16.62	$17.41	$15.73	$17.33	$18.80	$19.97	$21.57	$21.28	$22.42	$22.27
Number of accumulation units outstanding at end of period	98,873	123,836	121,609	111,203	109,356	118,941	120,418	87,381	83,568	220,075
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.13	$5.92	$7.47	$7.96	$6.90	$8.09	$9.71	$9.02
Value at end of period			$5.92	$7.47	$7.96	$6.90	$8.09	$9.71	$9.02	$8.83
Number of accumulation units outstanding at end of period			180	26,079	31,798	35,819	41,769	45,257	50,307	61,322
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.31	$10.30	$12.01	$15.53	$17.42
Value at end of period						$10.30	$12.01	$15.53	$17.42	$18.30
Number of accumulation units outstanding at end of period						36,334	45,185	59,457	180,267	166,858
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.34	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42
Value at end of period		$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66
Number of accumulation units outstanding at end of period		134,203	156,353	142,095	135,255	334,634	285,218	346,534	467,517	429,202

CFI 246

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21
Value at end of period	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93
Number of accumulation units outstanding at end of period	65,922	61,703	66,637	39,304	29,237	16,151	10,461	9,681	7,627	7,346
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.88	$13.04	$13.20	$13.36	$13.53	$13.66	$13.79	$13.60	$13.10	$12.64
Value at end of period	$12.72	$12.88	$13.04	$13.20	$13.36	$13.53	$13.66	$13.79	$13.60	$13.10
Number of accumulation units outstanding at end of period	311,578	314,016	388,407	417,826	391,866	453,148	570,885	813,394	583,468	293,491
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$10.02
Value at end of period	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79
Number of accumulation units outstanding at end of period	13,972	14,806	16,594	16,055	18,317	18,269	18,748	14,630	12,646	126
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54	$10.70			
Value at end of period	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54			
Number of accumulation units outstanding at end of period	26,462	18,058	10,892	8,404	9,307	7,138	4,441			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$9.13		
Value at end of period	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63		
Number of accumulation units outstanding at end of period	64,454	59,801	47,465	47,549	37,559	23,176	15,941	34		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83	$10.05			
Value at end of period	$20.19	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83			
Number of accumulation units outstanding at end of period	25,012	17,201	8,839	3,668	4,603	3,886	1,766			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82	$11.40			
Value at end of period	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82			
Number of accumulation units outstanding at end of period	10,949	8,242	8,011	6,692	7,338	7,189	4,414			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91	$9.42		
Value at end of period	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91		
Number of accumulation units outstanding at end of period	50,170	34,819	18,915	14,437	8,058	5,589	3,691	116		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95	$9.59		
Value at end of period	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95		
Number of accumulation units outstanding at end of period	39,832	31,574	19,433	14,777	10,079	7,893	2,901	292		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.16	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00
Value at end of period	$16.79	$17.16	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89
Number of accumulation units outstanding at end of period	42,472	35,302	37,621	28,427	22,478	17,755	10,305	15,178	11,546	11,518
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15
Value at end of period	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86
Number of accumulation units outstanding at end of period	22,908	22,352	22,455	26,500	28,632	28,457	24,312	25,923	27,307	38,682
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91
Value at end of period	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13
Number of accumulation units outstanding at end of period	235,782	221,389	209,106	178,590	145,304	114,025	82,789	45,543	22,806	3,474

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07
Value at end of period	$15.10	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47
Number of accumulation units outstanding at end of period	261,921	241,969	208,335	176,562	172,584	132,025	92,869	63,053	29,608	11,636
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27
Value at end of period	$15.47	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81
Number of accumulation units outstanding at end of period	180,872	173,133	143,801	124,998	118,505	99,551	71,842	40,658	19,854	4,298
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.77	$15.03	$12.32	$10.80	$11.52	$9.78				
Value at end of period	$15.44	$15.77	$15.03	$12.32	$10.80	$11.52				
Number of accumulation units outstanding at end of period	30,892	21,192	14,250	6,407	1,245	50				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.26	$11.68	$10.22	$9.10	$9.45	$8.49	$6.91	$6.90		
Value at end of period	$12.05	$12.26	$11.68	$10.22	$9.10	$9.45	$8.49	$6.91		
Number of accumulation units outstanding at end of period	81,818	51,491	43,355	29,428	19,241	9,901	3,939	178		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.22
Value at end of period	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92
Number of accumulation units outstanding at end of period	167,541	35,949	18,648	19,183	14,661	13,258	10,308	5,442	3,712	3,215
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$12.19	$11.69	$10.81	$9.77	$9.96	$9.07	$7.64	$7.44		
Value at end of period	$11.99	$12.19	$11.69	$10.81	$9.77	$9.96	$9.07	$7.64		
Number of accumulation units outstanding at end of period	44,672	33,535	22,890	15,579	10,056	4,370	1,563	4,030		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.29	$21.16	$19.12	$17.23	$17.14	$15.63	$13.43	$17.79	$17.03	$15.91
Value at end of period	$21.96	$22.29	$21.16	$19.12	$17.23	$17.14	$15.63	$13.43	$17.79	$17.03
Number of accumulation units outstanding at end of period	42,151	42,343	40,820	47,738	42,429	36,531	34,080	22,604	14,427	13,450
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.97	$21.83	$18.06	$15.90	$16.58	$14.85	$12.01	$19.02	$18.33	$16.40
Value at end of period	$22.42	$22.97	$21.83	$18.06	$15.90	$16.58	$14.85	$12.01	$19.02	$18.33
Number of accumulation units outstanding at end of period	59,930	61,767	60,057	55,168	51,877	53,891	50,097	43,263	45,479	38,767
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.20	$21.07	$18.30	$16.31	$16.61	$15.02	$12.48	$18.18	$17.45	$15.89
Value at end of period	$21.80	$22.20	$21.07	$18.30	$16.31	$16.61	$15.02	$12.48	$18.18	$17.45
Number of accumulation units outstanding at end of period	116,830	113,567	100,466	91,668	86,534	83,734	71,490	47,688	40,202	39,861
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19	$9.86		
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19		
Number of accumulation units outstanding at end of period	32,741	29,779	28,138	24,570	24,759	11,090	9,615	2,233		
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.77	$17.66	$13.54	$11.84	$12.24					
Value at end of period	$19.74	$19.77	$17.66	$13.54	$11.84					
Number of accumulation units outstanding at end of period	43,588	1,633	142	85	85					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80
Value at end of period	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74
Number of accumulation units outstanding at end of period	25,033	26,975	29,197	27,313	26,404	22,984	17,480	15,366	15,180	15,798

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.34	$17.46	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84
Value at end of period	$17.46	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99
Number of accumulation units outstanding at end of period	35,472	47,125	53,816	56,618	51,943	47,651	43,191	48,533	46,657	40,463
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71
Value at end of period			$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35
Number of accumulation units outstanding at end of period			41,246	46,291	42,679	42,045	54,697	59,591	55,869	52,614
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.44	$12.30	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41
Value at end of period	$12.30	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69
Number of accumulation units outstanding at end of period	17,184	26,249	36,902	48,613	60,270	70,155	82,370	88,707	93,414	90,509
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.16	$20.42	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06
Value at end of period	$20.42	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54
Number of accumulation units outstanding at end of period	8,450	10,444	15,210	16,216	18,506	18,604	18,854	21,196	19,284	15,447
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$9.09	$10.06	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67
Value at end of period	$10.06	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02
Number of accumulation units outstanding at end of period	178	983	3,523	6,389	9,512	15,019	10,981	12,428	9,125	12,932
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$11.82	$13.07	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66
Value at end of period	$13.07	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66	$21.04
Number of accumulation units outstanding at end of period	10,389	13,295	26,069	43,590	55,469	62,161	63,780	64,556	69,302	63,798
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.53	$14.34	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40
Value at end of period	$14.34	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94
Number of accumulation units outstanding at end of period	71,555	74,788	71,895	66,761	60,864	60,979	59,972	62,388	67,532	63,713
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.06	$12.31	$12.58	$9.52	$11.54	$12.80	$12.50	$13.93	$17.19	$18.49
Value at end of period	$12.31	$12.58	$9.52	$11.54	$12.80	$12.50	$13.93	$17.19	$18.49	$17.89
Number of accumulation units outstanding at end of period	299,371	306,176	298,358	290,160	277,623	261,317	239,207	230,776	295,606	272,299
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.04	$12.65	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33
Value at end of period	$12.65	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58
Number of accumulation units outstanding at end of period	14,574	20,052	22,145	28,169	36,634	34,068	34,875	40,188	41,599	42,957
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.40	$17.98	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98
Value at end of period	$17.98	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45
Number of accumulation units outstanding at end of period	15,244	27,218	32,316	27,745	35,795	34,444	40,964	41,276	38,129	34,873
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.03	$17.29	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62
Value at end of period	$17.29	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32
Number of accumulation units outstanding at end of period	16,290	20,009	20,976	19,312	22,079	22,150	27,054	36,442	33,885	39,227
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.29	$13.01	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06
Value at end of period	$13.01	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94
Number of accumulation units outstanding at end of period	901	4,267	5,553	6,436	8,684	11,506	14,581	34,145	34,663	37,925
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.12	$14.12	$14.86	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15
Value at end of period	$14.12	$14.86	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15	$19.69
Number of accumulation units outstanding at end of period	382,245	421,438	423,529	363,926	335,042	303,720	283,041	269,845	254,922	230,045

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.05	$10.58	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55
Value at end of period	$10.58	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47
Number of accumulation units outstanding at end of period	616	8,142	12,276	15,217	21,465	26,093	35,220	46,848	68,605	59,670
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.93	$12.38	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79
Value at end of period	$12.38	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60
Number of accumulation units outstanding at end of period	129,517	288,646	373,017	454,755	548,217	644,695	682,915	771,875	878,851	996,126
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.44	$12.32	$13.80	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86
Value at end of period	$12.32	$13.80	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86	$23.03
Number of accumulation units outstanding at end of period	139,018	154,634	167,991	151,794	130,542	120,706	118,545	118,242	115,452	98,672
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.06	$17.71	$18.02	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71
Value at end of period	$17.71	$18.02	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71	$22.72
Number of accumulation units outstanding at end of period	35,062	49,380	59,043	69,003	74,363	81,506	79,038	86,206	95,534	97,658
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.73	$22.08	$23.96	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73
Value at end of period	$22.08	$23.96	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73	$41.29
Number of accumulation units outstanding at end of period	69,189	87,681	85,842	80,998	82,769	71,920	71,056	74,112	77,965	79,813
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.43	$15.22	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45
Value at end of period	$15.22	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12
Number of accumulation units outstanding at end of period	2,816	9,110	9,615	8,557	9,137	10,501	10,365	11,831	11,852	13,274
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86
Value at end of period			$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41
Number of accumulation units outstanding at end of period			45,957	47,069	50,771	54,273	96,108	93,740	94,458	84,616
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.21	$11.06	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85
Value at end of period	$11.06	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73
Number of accumulation units outstanding at end of period	2,343	6,749	7,233	11,210	12,694	13,647	15,790	18,538	20,164	17,757
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$10.07	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86
Value at end of period		$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73
Number of accumulation units outstanding at end of period		1,545	8,775	20,191	37,897	44,886	50,629	57,475	67,269	66,157
WANGER SELECT										
Value at beginning of period	$12.45	$14.72	$15.90	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12
Value at end of period	$14.72	$15.90	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12	$20.91
Number of accumulation units outstanding at end of period	17,561	34,375	44,494	47,807	54,436	53,318	49,976	50,489	53,916	51,883
WANGER USA										
Value at beginning of period	$12.72	$13.55	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19
Value at end of period	$13.55	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78
Number of accumulation units outstanding at end of period	16,266	24,212	32,657	36,277	40,101	42,097	40,477	40,756	38,955	38,102
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.05	$12.88	$13.21	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25
Value at end of period	$12.88	$13.21	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25	$18.96
Number of accumulation units outstanding at end of period	106,492	160,198	169,986	187,503	197,118	188,333	199,762	187,494	189,929	183,123

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79	$19.84
Value at end of period	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79
Number of accumulation units outstanding at end of period	20,923	23,874	25,299	29,085	31,687	35,529	35,143	38,157	32,742	30,174

TABLE 29

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.44	$19.76	$14.86	$13.10	$14.43					
Value at end of period	$20.67	$20.44	$19.76	$14.86	$13.10					
Number of accumulation units outstanding at end of period	737	680	599	509	19					
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.90	$14.12	$11.65	$10.61	$9.71					
Value at end of period	$15.63	$15.90	$14.12	$11.65	$10.61					
Number of accumulation units outstanding at end of period	163	1,979	1,673	1,177	680					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$16.41	$15.23	$11.89	$11.43						
Value at end of period	$15.73	$16.41	$15.23	$11.89						
Number of accumulation units outstanding at end of period	0	0	81	82						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.89	$11.73	$13.08	$12.42	$10.89					
Value at end of period	$11.48	$11.89	$11.73	$13.08	$12.42					
Number of accumulation units outstanding at end of period	0	301	426	432	154					
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$18.75	$17.12	$13.34							
Value at end of period	$17.75	$18.75	$17.12							
Number of accumulation units outstanding at end of period	6	6	2							
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$19.18	$17.71	$16.51							
Value at end of period	$16.97	$19.18	$17.71							
Number of accumulation units outstanding at end of period	26	19	14							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$23.67	$22.54	$17.13	$15.33	$16.89					
Value at end of period	$21.75	$23.67	$22.54	$17.13	$15.33					
Number of accumulation units outstanding at end of period	0	149	120	93	55					

CFI 251

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.54	$21.75	$18.68	$17.12	$16.59	$14.99	$12.12	$17.88	$17.63	$16.42
Value at end of period	$22.72	$23.54	$21.75	$18.68	$17.12	$16.59	$14.99	$12.12	$17.88	$17.63
Number of accumulation units outstanding at end of period	1,832	2,587	2,776	2,644	2,330	10	0	246	188	141
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.48	$12.22	$9.46	$8.34	$8.90	$7.75	$7.83			
Value at end of period	$13.01	$13.48	$12.22	$9.46	$8.34	$8.90	$7.75			
Number of accumulation units outstanding at end of period	547	548	513	467	370	200	7			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$15.42	$13.95	$13.58							
Value at end of period	$14.44	$15.42	$13.95							
Number of accumulation units outstanding at end of period	0	3	0							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.21	$19.99	$16.85	$14.32	$16.79	$15.55	$11.32	$19.30	$16.45	$13.68
Value at end of period	$18.80	$19.21	$19.99	$16.85	$14.32	$16.79	$15.55	$11.32	$19.30	$16.45
Number of accumulation units outstanding at end of period	1,870	2,694	3,368	2,385	1,528	553	189	560	1,333	955
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$45.95	$41.58	$32.09	$27.92	$29.02	$25.08	$18.72	$33.00	$28.43	$25.78
Value at end of period	$45.66	$45.95	$41.58	$32.09	$27.92	$29.02	$25.08	$18.72	$33.00	$28.43
Number of accumulation units outstanding at end of period	9,684	10,954	19,029	16,781	15,130	7,206	3,320	7,532	8,708	5,566
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.62	$27.60	$21.82	$18.84	$18.91	$16.63	$12.94	$22.86	$22.82	$19.23
Value at end of period	$28.08	$29.62	$27.60	$21.82	$18.84	$18.91	$16.63	$12.94	$22.86	$22.82
Number of accumulation units outstanding at end of period	246	4,592	15,361	16,786	15,243	14,649	8,916	9,766	9,591	5,875
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.71	$26.13	$19.42	$17.15	$17.34	$14.15	$11.17	$21.42	$17.10	$16.21
Value at end of period	$30.37	$28.71	$26.13	$19.42	$17.15	$17.34	$14.15	$11.17	$21.42	$17.10
Number of accumulation units outstanding at end of period	3,909	4,428	12,017	11,301	9,552	10,045	7,923	10,510	14,704	8,209
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.90	$21.93	$17.03	$14.29	$17.48	$15.65	$12.53	$22.60	$19.51	$16.74
Value at end of period	$20.35	$19.90	$21.93	$17.03	$14.29	$17.48	$15.65	$12.53	$22.60	$19.51
Number of accumulation units outstanding at end of period	219	1,051	1,514	914	2,034	2,321	1,735	2,713	6,676	8,612
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.73	$27.94	$20.77	$17.78	$18.71	$14.78	$11.60	$17.54	$18.20	$15.76
Value at end of period	$25.35	$27.73	$27.94	$20.77	$17.78	$18.71	$14.78	$11.60	$17.54	$18.20
Number of accumulation units outstanding at end of period	267	1,519	3,352	3,489	3,289	2,311	1,892	1,663	2,216	543
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02	$5.75			
Value at end of period	$14.38	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02			
Number of accumulation units outstanding at end of period	35	26	19	0	0	0	41			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.17	$49.67	$35.91	$37.15						
Value at end of period	$55.11	$53.17	$49.67	$35.91						
Number of accumulation units outstanding at end of period	708	744	1,176	1,074						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.09	$14.14	$11.08	$9.86	$9.99	$9.24	$7.30	$10.58	$9.92	$8.61
Value at end of period	$14.04	$15.09	$14.14	$11.08	$9.86	$9.99	$9.24	$7.30	$10.58	$9.92
Number of accumulation units outstanding at end of period	1,845	2,066	2,286	3,160	1,597	3,478	2,650	3,168	3,309	2,377

CFI 252

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.70	$18.81	$14.62	$12.93	$13.65	$11.02	$8.82	$14.73	$14.84	$13.40
Value at end of period	$19.66	$20.70	$18.81	$14.62	$12.93	$13.65	$11.02	$8.82	$14.73	$14.84
Number of accumulation units outstanding at end of period	765	2,921	6,613	6,553	6,669	1,792	1,318	2,106	2,865	2,317
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$16.49	$15.15	$11.12	$10.17	$10.63	$8.79	$6.83	$11.32	$11.05	
Value at end of period	$16.19	$16.49	$15.15	$11.12	$10.17	$10.63	$8.79	$6.83	$11.32	
Number of accumulation units outstanding at end of period	53	0	78	78	79	0	60	18	17	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.58	$21.19	$16.93	$14.20	$15.58	$14.00	$10.32	$16.82	$14.70	$12.87
Value at end of period	$22.43	$21.58	$21.19	$16.93	$14.20	$15.58	$14.00	$10.32	$16.82	$14.70
Number of accumulation units outstanding at end of period	1,834	1,293	2,070	2,366	1,762	1,180	872	309	310	27
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$73.10	$77.80	$72.74	$60.98	$75.43	$60.17	$33.54	$65.39	$49.49	$40.05
Value at end of period	$62.01	$73.10	$77.80	$72.74	$60.98	$75.43	$60.17	$33.54	$65.39	$49.49
Number of accumulation units outstanding at end of period	636	1,294	1,798	1,903	1,428	410	1,892	656	3,058	1,797
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$22.70	$20.55	$14.76	$12.68	$13.13	$10.78	$7.96	$12.97	$13.42	
Value at end of period	$21.09	$22.70	$20.55	$14.76	$12.68	$13.13	$10.78	$7.96	$12.97	
Number of accumulation units outstanding at end of period	371	339	969	924	661	646	44	0	7	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.26	$14.31	$12.46	$11.35	$11.71	$10.60	$8.85	$12.94	$11.98	$10.96
Value at end of period	$14.98	$15.26	$14.31	$12.46	$11.35	$11.71	$10.60	$8.85	$12.94	$11.98
Number of accumulation units outstanding at end of period	2,947	3,713	4,704	3,895	3,223	991	3,008	944	2,657	2,857
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.56	$14.31	$15.96	$14.87	$13.49	$12.64	$10.82	$11.80	$10.81	$10.86
Value at end of period	$13.98	$14.56	$14.31	$15.96	$14.87	$13.49	$12.64	$10.82	$11.80	$10.81
Number of accumulation units outstanding at end of period	8,356	8,168	7,766	6,321	6,030	702	5,515	282	2,651	1,490
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.23	$8.37	$8.65	$7.83	$10.35	$9.05	$5.25	$12.73	$11.12	
Value at end of period	$6.04	$7.23	$8.37	$8.65	$7.83	$10.35	$9.05	$5.25	$12.73	
Number of accumulation units outstanding at end of period	1,614	1,388	1,182	963	214	14	9	0	4	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.13	$17.34	$15.68	$13.68	$14.10	$12.10	$7.64	$11.98	$11.47	$10.75
Value at end of period	$16.24	$17.13	$17.34	$15.68	$13.68	$14.10	$12.10	$7.64	$11.98	$11.47
Number of accumulation units outstanding at end of period	711	628	1,063	983	877	517	0	0	66	61
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.76	$20.70	$20.52	$17.95	$18.62	$16.24	$14.27	$13.60	$12.43	$11.10
Value at end of period	$19.62	$20.76	$20.70	$20.52	$17.95	$18.62	$16.74	$14.27	$13.60	$12.43
Number of accumulation units outstanding at end of period	4,577	5,415	5,268	4,085	3,550	80	0	0	760	917
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$11.56	$11.32								
Value at end of period	$11.43	$11.56								
Number of accumulation units outstanding at end of period	0	2								
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.58	$19.09	$14.45	$12.14	$12.93	$11.67	$8.78	$14.61	$13.35	$12.19
Value at end of period	$21.40	$20.58	$19.09	$14.45	$12.14	$12.93	$11.67	$8.78	$14.61	$13.35
Number of accumulation units outstanding at end of period	5,689	6,982	10,200	9,296	6,331	1,380	7,274	3,386	9,502	3,477

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during December 2013)										
Value at beginning of period								$3.52	$3.63	$3.28
Value at end of period								$3.63	$3.28	$2.38
Number of accumulation units outstanding at end of period								1	7	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.24	$19.80	$20.63	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62
Value at end of period	$19.80	$20.63	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62	$24.82
Number of accumulation units outstanding at end of period	4,362	4,067	4,493	2,748	3,093	2,779	2,799	2,929	506	98
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.10	$10.81	$11.60	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60
Value at end of period	$10.81	$11.60	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60	$12.85
Number of accumulation units outstanding at end of period	10,234	13,838	15,655	9,467	9,758	5,490	5,351	5,515	2,030	378
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.32
Number of accumulation units outstanding at end of period										1,335
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.31	$16.14	$17.11	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18
Value at end of period	$16.14	$17.11	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18	$23.53
Number of accumulation units outstanding at end of period	3,228	2,814	6,473	1,109	8,806	8,005	8,328	12,768	9,703	6,950
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.71	$11.27	$11.44	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57
Value at end of period	$11.27	$11.44	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57	$17.00
Number of accumulation units outstanding at end of period	31	38	49	49	0	528	527	412	1,168	52
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.21	$21.72	$22.52	$13.96	$16.97	$19.09	$18.83	$21.27	$27.91	$31.37
Value at end of period	$21.72	$22.52	$13.96	$16.97	$19.09	$18.83	$21.27	$27.91	$31.37	$31.23
Number of accumulation units outstanding at end of period	8,144	9,544	6,249	790	3,774	5,723	4,827	4,716	3,034	873
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.55	$22.20	$23.12	$14.25	$18.52	$22.29	$21.75	$25.27	$33.56	$36.29
Value at end of period	$22.20	$23.12	$14.25	$18.52	$22.29	$21.75	$25.27	$33.56	$36.29	$35.18
Number of accumulation units outstanding at end of period	4,107	2,388	2,639	1,043	2,978	3,876	5,005	5,006	2,584	1,460
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.56	$17.49	$16.18	$10.61	$13.08	$15.86	$15.54	$17.23	$24.28	$25.27
Value at end of period	$17.49	$16.18	$10.61	$13.08	$15.86	$15.54	$17.23	$24.28	$25.27	$24.14
Number of accumulation units outstanding at end of period	843	843	1,358	419	828	1,350	1,015	1,548	1,224	479
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.10	$16.54	$17.30	$15.63	$17.22	$18.67	$19.81	$21.39	$21.09	$22.21
Value at end of period	$16.54	$17.30	$15.63	$17.22	$18.67	$19.81	$21.39	$21.09	$22.21	$22.05
Number of accumulation units outstanding at end of period	6,279	9,582	5,294	5,386	8,493	11,806	12,202	11,616	5,423	4,348
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$5.25	$7.47	$7.95	$6.89	$8.07	$9.68	$8.99
Value at end of period				$7.47	$7.95	$6.89	$8.07	$9.68	$8.99	$8.79
Number of accumulation units outstanding at end of period				10	0	100	213	218	74	43
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.31	$10.29	$11.99	$15.50	$17.39
Value at end of period						$10.29	$11.99	$15.50	$17.39	$18.26
Number of accumulation units outstanding at end of period						2,911	1,848	3,137	8,573	3,788

Condensed Financial Information (continued)

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$9.34	$9.11	$6.28	$6.98	$8.23	$8.41	$9.52	$12.30	$13.36
Value at end of period		$9.11	$6.28	$6.98	$8.23	$8.41	$9.52	$12.30	$13.36	$12.60
Number of accumulation units outstanding at end of period		6,555	7,697	4,380	5,924	19,098	21,022	38,261	28,886	7,618

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.18	$11.90	$14.76	$9.09	$12.69	$16.33	$16.04	$18.08	$23.55	$25.30
Value at end of period	$11.90	$14.76	$9.09	$12.69	$16.33	$16.04	$18.08	$23.55	$25.30	$25.10
Number of accumulation units outstanding at end of period	893	2,033	2,003	106	479	419	316	1,344	1,007	607

VOYA MONEY MARKET PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$12.58	$13.03	$13.52	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76
Value at end of period	$13.03	$13.52	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76	$12.59
Number of accumulation units outstanding at end of period	8,582	12,666	8,506	10,290	12,030	9,835	9,869	9,989	4,303	1,612

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.72	$11.22	$7.25	$8.91	$10.21	$9.65	$10.52	$13.57	$15.44
Value at end of period	$11.22	$7.25	$8.91	$10.21	$9.65	$10.52	$13.57	$15.44	$15.19
Number of accumulation units outstanding at end of period	1,020	23	57	14	0	0	0	0	0

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.70	$12.53	$13.95	$14.35	$16.22	$21.14	$23.60
Value at end of period	$12.53	$13.95	$14.35	$16.22	$21.14	$23.60	$25.06
Number of accumulation units outstanding at end of period	10	0	0	0	0	0	67

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$6.88	$8.09	$8.96	$9.07	$10.35	$13.48	$15.03
Value at end of period	$8.09	$8.96	$9.07	$10.35	$13.48	$15.03	$15.15
Number of accumulation units outstanding at end of period	191	1,025	1,054	1,138	3,396	77	8

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.05	$11.82	$12.97	$12.88	$14.74	$19.12	$21.18
Value at end of period	$11.82	$12.97	$12.88	$14.74	$19.12	$21.18	$20.12
Number of accumulation units outstanding at end of period	25	6	42	123	127	36	0

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2009)

	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.40	$12.81	$15.92	$15.37	$17.52	$23.33	$25.58
Value at end of period	$12.81	$15.92	$15.37	$17.52	$23.33	$25.58	$25.05
Number of accumulation units outstanding at end of period	60	60	85	96	107	57	0

VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during February 2012)

	2012	2013	2014	2015
Value at beginning of period	$10.73	$11.31	$14.98	$16.67
Value at end of period	$11.31	$14.98	$16.67	$15.99
Number of accumulation units outstanding at end of period	51	51	346	1,120

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during June 2014)

	2014	2015
Value at beginning of period	$16.54	$16.69
Value at end of period	$16.69	$15.73
Number of accumulation units outstanding at end of period	289	1,018

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)
(Funds were first received in this option during November 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$9.64	$9.63	$6.23	$8.06	$10.52	$10.48	$11.91	$16.35	$17.05
Value at end of period	$9.63	$6.23	$8.06	$10.52	$10.48	$11.91	$16.35	$17.05	$16.67
Number of accumulation units outstanding at end of period	151	149	148	1,277	1,503	1,744	1,530	0	824

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72	$28.97	$27.72	$24.04
Value at end of period	$46.45	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72	$28.97	$27.72
Number of accumulation units outstanding at end of period	535	1,046	1,945	1,490	1,779	2,258	1,182	2,733	4,675	4,188
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17	$12.52	$12.12	$10.90
Value at end of period	$14.40	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17	$12.52	$12.12
Number of accumulation units outstanding at end of period	8,686	10,047	11,335	14,452	8,429	2,810	959	2,997	4,652	2,596
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05	$12.95	$12.46	$11.28
Value at end of period	$15.02	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05	$12.95	$12.46
Number of accumulation units outstanding at end of period	518	1,578	3,696	3,789	4,411	3,650	2,120	1,997	670	317
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93	$13.37	$12.80	$11.52
Value at end of period	$15.39	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93	$13.37	$12.80
Number of accumulation units outstanding at end of period	150	2,181	2,278	1,734	2,131	155	0	1,916	167	131
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.73	$15.00	$12.30	$10.79	$9.92					
Value at end of period	$15.39	$15.73	$15.00	$12.30	$10.79					
Number of accumulation units outstanding at end of period	688	367	346	286	75					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33	$11.34	$11.08	
Value at end of period	$13.64	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33	$11.34	
Number of accumulation units outstanding at end of period	2,166	0	57	58	59	0	5	0	3	
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$12.15	$11.66	$10.78	$10.32						
Value at end of period	$11.95	$12.15	$11.66	$10.78						
Number of accumulation units outstanding at end of period	0	0	270	270						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34	$17.69	$16.94	$15.83
Value at end of period	$21.75	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34	$17.69	$16.94
Number of accumulation units outstanding at end of period	1,326	1,216	1,575	1,373	1,299	522	485	2,937	4,688	4,062
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93	$18.91	$18.24	$16.32
Value at end of period	$22.20	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93	$18.91	$18.24
Number of accumulation units outstanding at end of period	0	63	46	47	58	50	57	81	8,149	9,356
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40	$18.07	$17.36	$15.82
Value at end of period	$21.59	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40	$18.07	$17.36
Number of accumulation units outstanding at end of period	366	366	480	114	120	368	0	4,119	10,833	11,053
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$12.14	$11.63	$12.09	$12.01						
Value at end of period	$12.01	$12.14	$11.63	$12.09						
Number of accumulation units outstanding at end of period	0	27	79	68						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91	$15.05	$15.70	$14.83
Value at end of period	$26.97	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91	$15.05	$15.70
Number of accumulation units outstanding at end of period	0	0	0	34	28	0	0	180	219	208

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58	$18.24	$17.42	$15.31
Value at end of period	$27.80	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58	$18.24	$17.42
Number of accumulation units outstanding at end of period	281	1,887	1,224	1,492	1,479	63	598	69	1,570	1,082
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.67	$12.14	$11.83	$9.51	$10.15	$8.90				
Value at end of period	$13.30	$13.67	$12.14	$11.83	$9.51	$10.15				
Number of accumulation units outstanding at end of period	669	1,564	916	544	110	1				
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06	$9.98	$12.79	
Value at end of period	$16.61	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06	$9.98	
Number of accumulation units outstanding at end of period	5	4	2,345	1,823	1,568	1,565	1,775	3,121	2,872	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56	$20.94	$20.37	$18.12
Value at end of period	$28.34	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56	$20.94	$20.37
Number of accumulation units outstanding at end of period	1,396	1,275	1,472	1,322	396	286	286	289	289	290
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65	$10.23	$11.04	
Value at end of period	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65	$10.23	
Number of accumulation units outstanding at end of period	0	0	118	118	0	0	31	1	7	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.56	$20.60	$15.34	$13.56	$15.43	$12.18	$8.86	$14.75	$13.06	$12.65
Value at end of period	$20.93	$21.56	$20.60	$15.34	$13.56	$15.43	$12.18	$8.86	$14.75	$13.06
Number of accumulation units outstanding at end of period	1,696	1,505	1,314	1,567	857	816	202	729	115	522
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.27	$18.82	$14.12	$12.06	$12.47	$10.98	$8.65	$13.80	$14.31	$12.51
Value at end of period	$18.81	$20.27	$18.82	$14.12	$12.06	$12.47	$10.98	$8.65	$13.80	$14.31
Number of accumulation units outstanding at end of period	0	107	3,461	3,255	2,831	166	166	369	2,440	458
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.40	$17.11	$13.87	$12.46	$12.76	$11.51	$9.50	$12.57	$12.29	$11.05
Value at end of period	$17.79	$18.40	$17.11	$13.87	$12.46	$12.76	$11.51	$9.50	$12.57	$12.29
Number of accumulation units outstanding at end of period	13,735	17,582	18,228	18,973	17,601	16,294	12,773	16,213	16,041	12,530
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.25	$16.79	$12.70	$11.23	$11.63	$10.47	$8.56	$12.80	$12.64	$11.28
Value at end of period	$17.48	$18.25	$16.79	$12.70	$11.23	$11.63	$10.47	$8.56	$12.80	$12.64
Number of accumulation units outstanding at end of period	0	0	154	154	154	154	1,319	156	413	836
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.88	$20.96	$22.52	$19.16	$23.75	$20.00	$11.81	$24.55	$17.96	$14.06
Value at end of period	$17.35	$20.88	$20.96	$22.52	$19.16	$23.75	$20.00	$11.81	$24.55	$17.96
Number of accumulation units outstanding at end of period	579	1,052	766	584	115	0	82	352	411	16
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$30.42	$26.80	$20.64	$17.42	$18.60					
Value at end of period	$29.12	$30.42	$26.80	$20.64	$17.42					
Number of accumulation units outstanding at end of period	528	1,259	788	577	158					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$22.95	$21.46	$15.65	$13.35	$13.71	$10.96	$8.72	$9.60		
Value at end of period	$21.82	$22.95	$21.46	$15.65	$13.35	$13.71	$10.96	$8.72		
Number of accumulation units outstanding at end of period	34	30	26	35	0	0	0	454		

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.05	$18.86	$15.03	$12.51	$13.80	$12.04	$8.74	$14.84	$14.11	$12.11
Value at end of period	$19.58	$19.05	$18.86	$15.03	$12.51	$13.80	$12.04	$8.74	$14.84	$14.11
Number of accumulation units outstanding at end of period	6,611	10,686	24,797	23,061	23,373	21,636	10,091	22,730	17,167	12,183
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$18.47	$18.64	$16.81	$14.66	$14.96	$12.73	$7.72	$11.08	$10.85	
Value at end of period	$17.38	$18.47	$18.64	$16.81	$14.66	$14.96	$12.73	$7.72	$11.08	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	32	0	7	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37	$11.14
Value at end of period	$21.49	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	11,833	9,696	13,496	12,827	10,890	870	452	2,670	7,333	348
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.75	$20.61	$15.44	$13.47	$14.18	$11.17	$7.73	$13.78	$12.31	$11.43
Value at end of period	$22.91	$22.75	$20.61	$15.44	$13.47	$14.18	$11.17	$7.73	$13.78	$12.31
Number of accumulation units outstanding at end of period	1,709	2,975	11,849	11,651	13,904	13,518	8,265	13,902	12,859	8,139
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.57	$23.16	$18.09	$15.63	$15.98	$14.08	$11.42	$17.98	$17.68	$15.04
Value at end of period	$22.58	$24.57	$23.16	$18.09	$15.63	$15.98	$14.08	$11.42	$17.98	$17.68
Number of accumulation units outstanding at end of period	64	84	458	465	369	339	361	41	205	140
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$37.38	$34.85	$25.35	$21.60	$22.12	$19.17	$13.59	$23.82	$21.96	$19.63
Value at end of period	$40.89	$37.38	$34.85	$25.35	$21.60	$22.12	$19.17	$13.59	$23.82	$21.96
Number of accumulation units outstanding at end of period	2,650	3,545	6,162	4,454	4,983	6,464	1,608	5,199	3,002	3,561
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.38	$15.75	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	$15.26	
Value at end of period	$15.04	$15.38	$15.75	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	
Number of accumulation units outstanding at end of period	0	0	0	0	13	13	21	0	8	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.83	$10.66	$8.98	$7.65	$8.81	$8.19	$6.28	$10.20		
Value at end of period	$9.38	$9.83	$10.66	$8.98	$7.65	$8.81	$8.19	$6.28		
Number of accumulation units outstanding at end of period	1,214	3,957	10,488	11,982	3,087	1,767	836	2,080		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.79	$13.33	$10.34	$8.60	$9.24	$8.69	$6.65	$11.17	$11.20	
Value at end of period	$11.67	$12.79	$13.33	$10.34	$8.60	$9.24	$8.69	$6.65	$11.17	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5	0	400	
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$11.82	$12.53	$10.37	$8.64	$10.25	$8.32	$5.62	$5.62		
Value at end of period	$11.68	$11.82	$12.53	$10.37	$8.64	$10.25	$8.32	$5.62		
Number of accumulation units outstanding at end of period	0	2,288	721	55	40	0	8	1		
WANGER SELECT										
Value at beginning of period	$21.01	$20.64	$15.53	$13.29	$16.35	$13.09	$7.98	$15.87	$14.70	$12.66
Value at end of period	$20.79	$21.01	$20.64	$15.53	$13.29	$16.35	$13.09	$7.98	$15.87	$14.70
Number of accumulation units outstanding at end of period	2,138	2,058	1,892	1,105	694	622	301	603	595	104
WANGER USA										
Value at beginning of period	$22.07	$21.34	$16.16	$13.64	$14.32	$11.76	$8.38	$14.07	$13.53	$12.71
Value at end of period	$21.65	$22.07	$21.34	$16.16	$13.64	$14.32	$11.76	$8.38	$14.07	$13.53
Number of accumulation units outstanding at end of period	3,197	3,118	8,087	8,421	6,703	1,169	543	489	3,789	393

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.22	$12.86	$13.19	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14
Value at end of period	$12.86	$13.19	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14	$18.85
Number of accumulation units outstanding at end of period	408	54	0	5	123	1,015	1,245	1,251	687	498
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$19.79	$23.72	$21.51	$14.49	$18.58	$22.48	$21.71	$24.31	$33.14	$35.12
Value at end of period	$23.72	$21.51	$14.49	$18.58	$22.48	$21.71	$24.31	$33.14	$35.12	$33.09
Number of accumulation units outstanding at end of period	2,150	5,590	3,296	8,509	1,729	2,074	2,132	2,175	334	72

TABLE 30

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
ALGER GREEN FUND (CLASS A) (Funds were first received in this option during September 2011)										
Value at beginning of period						$12.03	$13.08	$14.83	$19.71	$20.38
Value at end of period						$13.08	$14.83	$19.71	$20.38	$20.60
Number of accumulation units outstanding at end of period						762	853	920	9	14
AMANA GROWTH FUND (INVESTOR CLASS) (Funds were first received in this option during September 2011)										
Value at beginning of period						$9.69	$10.59	$11.62	$14.09	$15.85
Value at end of period						$10.59	$11.62	$14.09	$15.85	$15.57
Number of accumulation units outstanding at end of period						495	73	256	13	0
AMANA INCOME FUND (INVESTOR CLASS) (Funds were first received in this option during June 2009)										
Value at beginning of period				$8.61	$9.85	$10.91	$10.97	$11.87	$15.19	$16.35
Value at end of period				$9.85	$10.91	$10.97	$11.87	$15.19	$16.35	$15.67
Number of accumulation units outstanding at end of period				500	0	488	685	922	48	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS) (Funds were first received in this option during July 2009)										
Value at beginning of period				$10.22	$10.69	$11.12	$12.40	$13.05	$11.70	$11.85
Value at end of period				$10.69	$11.12	$12.40	$13.05	$11.70	$11.85	$11.44
Number of accumulation units outstanding at end of period				598	0	0	0	734	293	82
ARIEL FUND (INVESTOR CLASS) (Funds were first received in this option during August 2013)										
Value at beginning of period								$14.54	$17.09	$18.71
Value at end of period								$17.09	$18.71	$17.70
Number of accumulation units outstanding at end of period								2	5	9
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES) (Funds were first received in this option during September 2009)										
Value at beginning of period				$7.57	$7.89	$8.24	$7.54	$9.33	$11.52	$11.26
Value at end of period				$7.89	$8.24	$7.54	$9.33	$11.52	$11.26	$10.68
Number of accumulation units outstanding at end of period				1	0	0	140	452	231	32
ASTON/FAIRPOINTE MID CAP FUND (CLASS N) (Funds were first received in this option during April 2012)										
Value at beginning of period							$11.70	$12.40	$17.67	$19.13
Value at end of period							$12.40	$17.67	$19.13	$16.92
Number of accumulation units outstanding at end of period							215	488	13	17

CFI 259

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.32	$21.56	$18.52	$16.99	$16.47	$14.89	$12.05	$17.78	$17.54	$16.34
Value at end of period	$22.50	$23.32	$21.56	$18.52	$16.99	$16.47	$14.89	$12.05	$17.78	$17.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	179	2,704	2,662	2,502	2,482
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.44	$12.19	$9.44	$8.32	$8.89	$7.75	$6.17	$6.74		
Value at end of period	$12.96	$13.44	$12.19	$9.44	$8.32	$8.89	$7.75	$6.17		
Number of accumulation units outstanding at end of period	0	10	1,461	1,360	1,254	0	2,525	186		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$15.37	$13.91	$10.43	$10.36						
Value at end of period	$14.38	$15.37	$13.91	$10.43						
Number of accumulation units outstanding at end of period	0	0	1,331	1,240						
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.10	$19.89	$16.78	$14.27	$16.74	$15.51	$11.30	$19.26	$16.43	$13.67
Value at end of period	$18.69	$19.10	$19.89	$16.78	$14.27	$16.74	$15.51	$11.30	$19.26	$16.43
Number of accumulation units outstanding at end of period	1,937	3,109	2,865	0	0	236	9,436	4,956	2,773	5,899
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$45.52	$41.22	$31.82	$27.71	$28.81	$24.91	$18.61	$32.81	$28.28	$25.66
Value at end of period	$45.21	$45.52	$41.22	$31.82	$27.71	$28.81	$24.91	$18.61	$32.81	$28.28
Number of accumulation units outstanding at end of period	1,437	1,873	2,630	949	1,091	1,082	7,028	4,197	5,307	10,023
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.34	$27.36	$21.64	$18.70	$18.77	$16.52	$12.86	$22.73	$22.70	$19.14
Value at end of period	$27.80	$29.34	$27.36	$21.64	$18.70	$18.77	$16.52	$12.86	$22.73	$22.70
Number of accumulation units outstanding at end of period	1	32	24	30	31	80	2,975	2,621	3,128	6,563
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.44	$25.90	$19.26	$17.02	$17.21	$14.05	$11.10	$21.30	$17.01	$16.13
Value at end of period	$30.07	$28.44	$25.90	$19.26	$17.02	$17.21	$14.05	$11.10	$21.30	$17.01
Number of accumulation units outstanding at end of period	0	422	322	0	0	2,398	9,320	9,925	9,568	14,254
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.71	$21.74	$16.89	$14.18	$17.35	$15.55	$12.45	$22.46	$19.41	$16.66
Value at end of period	$20.15	$19.71	$21.74	$16.89	$14.18	$17.35	$15.55	$12.45	$22.46	$19.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	664	646	754	3,377
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.55	$27.76	$20.65	$17.68	$18.62	$14.72	$11.55	$17.48	$18.15	$15.73
Value at end of period	$25.17	$27.55	$27.76	$20.65	$17.68	$18.62	$14.72	$11.55	$17.48	$18.15
Number of accumulation units outstanding at end of period	874	1,208	931	122	122	497	1,407	505	710	5,208
FUNDAMENTAL INVESTORSSM (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$14.05	$13.08	$10.08	$8.72	$9.02	$8.02	$6.09	$5.66		
Value at end of period	$14.33	$14.05	$13.08	$10.08	$8.72	$9.02	$8.02	$6.09		
Number of accumulation units outstanding at end of period	2,266	4,805	5,779	1,031	461	0	9	1		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$18.01	$17.47	$16.05							
Value at end of period	$17.00	$18.01	$17.47							
Number of accumulation units outstanding at end of period	0	0	11							
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.09	$49.63	$35.89	$37.15						
Value at end of period	$55.00	$53.09	$49.63	$35.89						
Number of accumulation units outstanding at end of period	0	0	0	0						

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.98	$14.04	$11.01	$9.80	$9.94	$9.19	$7.26	$10.54	$9.88	$8.58
Value at end of period	$13.92	$14.98	$14.04	$11.01	$9.80	$9.94	$9.19	$7.26	$10.54	$9.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,182	9,942	10,490	9,584	10,250
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$12.46	$11.09	$8.48	$8.15	$7.33					
Value at end of period	$11.90	$12.46	$11.09	$8.48	$8.15					
Number of accumulation units outstanding at end of period	0	0	0	0	2,694					
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.15	$16.55	$12.37	$10.80	$11.15	$9.06	$7.31			
Value at end of period	$16.32	$17.15	$16.55	$12.37	$10.80	$11.15	$9.06			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.56	$18.69	$14.54	$12.86	$13.58	$10.98	$8.79	$14.69	$14.80	$13.37
Value at end of period	$19.52	$20.56	$18.69	$14.54	$12.86	$13.58	$10.98	$8.79	$14.69	$14.80
Number of accumulation units outstanding at end of period	159	309	1,388	1,245	1,165	1,688	3,620	1,998	2,430	6,228
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.42	$15.09	$11.09	$10.14	$10.60	$8.77	$6.82	$11.31	$10.82	
Value at end of period	$16.11	$16.42	$15.09	$11.09	$10.14	$10.60	$8.77	$6.82	$11.31	
Number of accumulation units outstanding at end of period	0	241	167	0	0	0	1,252	115	86	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.47	$21.09	$16.86	$14.15	$15.53	$13.96	$10.30	$16.79	$14.68	$12.42
Value at end of period	$22.30	$21.47	$21.09	$16.86	$14.15	$15.53	$13.96	$10.30	$16.79	$14.68
Number of accumulation units outstanding at end of period	0	763	2,018	1,217	918	233	630	192	166	362
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$72.58	$77.28	$72.29	$60.63	$75.04	$59.89	$33.40	$65.15	$49.34	$39.94
Value at end of period	$61.53	$72.58	$77.28	$72.29	$60.63	$75.04	$59.89	$33.40	$65.15	$49.34
Number of accumulation units outstanding at end of period	23	307	629	404	196	377	613	237	332	553
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.59	$20.46	$14.71	$12.63	$13.09	$10.76	$7.95	$12.96	$13.29	$11.72
Value at end of period	$20.98	$22.59	$20.46	$14.71	$12.63	$13.09	$10.76	$7.95	$12.96	$13.29
Number of accumulation units outstanding at end of period	27	0	0	0	0	135	1,915	1,644	2,476	2,944
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.15	$14.22	$12.39	$11.28	$11.65	$10.55	$8.81	$12.90	$11.94	$10.93
Value at end of period	$14.87	$15.15	$14.22	$12.39	$11.28	$11.65	$10.55	$8.81	$12.90	$11.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	106	962	2,159	2,335	2,257
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.48	$14.24	$15.90	$14.81	$13.45	$12.61	$10.80	$11.77	$10.80	$10.85
Value at end of period	$13.90	$14.48	$14.24	$15.90	$14.81	$13.45	$12.61	$10.80	$11.77	$10.80
Number of accumulation units outstanding at end of period	0	300	1,966	1,622	761	0	429	1,577	82	3,393
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$7.20	$8.34	$8.63	$7.81	$10.33	$9.04	$5.25	$12.72	$13.02	
Value at end of period	$6.01	$7.20	$8.34	$8.63	$7.81	$10.33	$9.04	$5.25	$12.72	
Number of accumulation units outstanding at end of period	38	1,850	1,451	40	40	41	1,274	42	35	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.04	$17.25	$15.61	$13.63	$14.05	$12.06	$7.62	$11.96	$11.45	$10.70
Value at end of period	$16.15	$17.04	$17.25	$15.61	$13.63	$14.05	$12.06	$7.62	$11.96	$11.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	440	440	345	252	219

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2011)										
Value at beginning of period						$8.15	$8.60	$10.35	$13.21	$13.27
Value at end of period						$8.60	$10.35	$13.21	$13.27	$13.44
Number of accumulation units outstanding at end of period						1,372	1,614	2,036	266	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.10	$12.42	$13.58	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65
Value at end of period	$12.42	$13.58	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65	$19.50
Number of accumulation units outstanding at end of period	213	38	1,086	6,163	1,210	599	660	2,164	1,279	1,422
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$8.36	$8.69	$9.85	$10.42	$10.95	$11.44	$11.06	$11.52
Value at end of period			$8.69	$9.85	$10.42	$10.95	$11.44	$11.06	$11.52	$11.39
Number of accumulation units outstanding at end of period			0	4	0	0	0	252	343	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.18	$13.33	$14.58	$8.76	$11.63	$12.89	$12.10	$14.39	$18.99	$20.47
Value at end of period	$13.33	$14.58	$8.76	$11.63	$12.89	$12.10	$14.39	$18.99	$20.47	$21.28
Number of accumulation units outstanding at end of period	2,678	958	1,029	7,690	781	292	542	5,135	5,612	10,714
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.15	$19.70	$20.51	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38
Value at end of period	$19.70	$20.51	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38	$24.58
Number of accumulation units outstanding at end of period	1,626	1,853	2,296	3,283	0	1,005	1,042	1,091	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.00	$10.70	$11.63	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59
Value at end of period	$10.70	$11.63	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59	$12.66
Number of accumulation units outstanding at end of period	17,226	3,251	2,223	1,432	658	116	116	713	668	114
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.32
Number of accumulation units outstanding at end of period										95
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$16.05	$17.01	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96
Value at end of period	$16.05	$17.01	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96	$23.30
Number of accumulation units outstanding at end of period	861	15	15	213	377	7,343	8,164	8,886	60	297
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.82	$11.26	$11.43	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49
Value at end of period	$11.26	$11.43	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49	$16.91
Number of accumulation units outstanding at end of period	8	0	0	2	0	762	1,551	1,723	54	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.12	$21.61	$22.39	$13.87	$16.86	$18.96	$18.69	$21.10	$27.67	$31.09
Value at end of period	$21.61	$22.39	$13.87	$16.86	$18.96	$18.69	$21.10	$27.67	$31.09	$30.93
Number of accumulation units outstanding at end of period	3,078	1,785	1,573	1,244	1	410	410	410	1	1
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.47	$22.10	$23.00	$14.17	$18.41	$22.15	$21.60	$25.08	$33.30	$35.99
Value at end of period	$22.10	$23.00	$14.17	$18.41	$22.15	$21.60	$25.08	$33.30	$35.99	$34.87
Number of accumulation units outstanding at end of period	10,235	1,975	735	1,595	64	660	707	844	194	47
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.50	$17.41	$16.11	$10.55	$13.00	$15.76	$15.43	$17.11	$24.09	$25.06
Value at end of period	$17.41	$16.11	$10.55	$13.00	$15.76	$15.43	$17.11	$24.09	$25.06	$23.93
Number of accumulation units outstanding at end of period	1,404	278	63	840	20	1	1	1	1	1

CFI 262

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.00	$20.91	$21.22	$19.66	$18.53	$17.10	$15.53	$17.20	$16.45	$16.02
Value at end of period	$21.84	$22.00	$20.91	$21.22	$19.66	$18.53	$17.10	$15.53	$17.20	$16.45
Number of accumulation units outstanding at end of period	1,747	156	901	688	524	193	3,587	3,014	3,959	4,802
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.96	$9.65	$8.05	$6.88	$7.94	$7.46	$6.87			
Value at end of period	$8.76	$8.96	$9.65	$8.05	$6.88	$7.94	$7.46			
Number of accumulation units outstanding at end of period	46	46	46	47	47	48	102			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.35	$16.34								
Value at end of period	$18.21	$17.35								
Number of accumulation units outstanding at end of period	2	489								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.30	$12.25	$9.49	$8.38	$8.21	$6.97	$6.27	$9.10	$9.33	
Value at end of period	$12.54	$13.30	$12.25	$9.49	$8.38	$8.21	$6.97	$6.27	$9.10	
Number of accumulation units outstanding at end of period	210	417	15,661	14,505	13,278	34	197	312	939	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.13	$23.40	$17.97	$15.95	$16.25	$12.64	$9.06	$14.72	$11.86	$11.16
Value at end of period	$24.92	$25.13	$23.40	$17.97	$15.95	$16.25	$12.64	$9.06	$14.72	$11.86
Number of accumulation units outstanding at end of period	1,266	2,570	2,484	13	13	13	175	35	14	14
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.64	$12.81	$12.98	$13.15	$13.33	$13.48	$13.62	$13.44	$12.96	$12.52
Value at end of period	$12.47	$12.64	$12.81	$12.98	$13.15	$13.33	$13.48	$13.62	$13.44	$12.96
Number of accumulation units outstanding at end of period	0	0	0	0	0	656	10,021	2,810	3,458	14,216
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.38	$13.52	$10.49	$9.62	$10.19	$8.89	$7.24	$11.21	$11.78	
Value at end of period	$15.12	$15.38	$13.52	$10.49	$9.62	$10.19	$8.89	$7.24	$11.21	
Number of accumulation units outstanding at end of period	0	702	537	0	0	0	0	114	86	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.53	$21.09	$16.19	$14.33	$13.94	$12.53	$10.70			
Value at end of period	$24.98	$23.53	$21.09	$16.19	$14.33	$13.94	$12.53			
Number of accumulation units outstanding at end of period	0	28	12	0	0	32	30			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.98	$13.45	$10.32	$9.05	$8.95	$8.08	$6.88			
Value at end of period	$15.09	$14.98	$13.45	$10.32	$9.05	$8.95	$8.08			
Number of accumulation units outstanding at end of period	0	981	681	0	0	49	47			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.12	$19.08	$14.71	$12.86	$12.96	$11.82	$10.05			
Value at end of period	$20.05	$21.12	$19.08	$14.71	$12.86	$12.96	$11.82			
Number of accumulation units outstanding at end of period	0	0	0	0	0	34	32			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$16.64	$16.07	$13.60							
Value at end of period	$15.67	$16.64	$16.07							
Number of accumulation units outstanding at end of period	134	99	65							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$16.93	$16.25	$11.84	$10.42	$10.47	$8.02	$6.20	$9.60	$8.84	$7.96
Value at end of period	$16.55	$16.93	$16.25	$11.84	$10.42	$10.47	$8.02	$6.20	$9.60	$8.84
Number of accumulation units outstanding at end of period	1,519	1,620	1,410	0	0	0	0	0	0	173
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.01	$44.72	$32.91	$29.13	$30.27	$24.67	$19.60	$28.82	$27.59	$23.94
Value at end of period	$46.01	$47.01	$44.72	$32.91	$29.13	$30.27	$24.67	$19.60	$28.82	$27.59
Number of accumulation units outstanding at end of period	0	29	23	0	0	0	2,138	894	2,062	3,942
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.53	$13.95	$12.16	$10.86	$11.36	$10.12	$8.15	$12.50	$12.11	$11.33
Value at end of period	$14.32	$14.53	$13.95	$12.16	$10.86	$11.36	$10.12	$8.15	$12.50	$12.11
Number of accumulation units outstanding at end of period	0	3,165	2,380	0	0	0	22,876	73	129	56
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.22	$14.60	$12.29	$10.83	$11.51	$10.18	$8.04	$11.97		
Value at end of period	$14.94	$15.22	$14.60	$12.29	$10.83	$11.51	$10.18	$8.04		
Number of accumulation units outstanding at end of period	10	10	11	12	13	14	7,736	17		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$14.96	$12.29	$10.79	$11.52	$10.15	$7.92	$13.35	$12.79	$11.69
Value at end of period	$15.31	$15.66	$14.96	$12.29	$10.79	$11.52	$10.15	$7.92	$13.35	$12.79
Number of accumulation units outstanding at end of period	0	4,234	3,156	0	0	67	7,127	13	16	19
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$15.69	$15.12								
Value at end of period	$15.35	$15.69								
Number of accumulation units outstanding at end of period	44	82								
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.87	$20.79	$18.80	$16.97	$16.89	$15.42	$13.26	$17.58	$16.85	$15.76
Value at end of period	$21.54	$21.87	$20.79	$18.80	$16.97	$16.89	$15.42	$13.26	$17.58	$16.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	24	16	20	64
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.55	$21.44	$17.76	$15.65	$16.34	$14.65	$11.86	$18.80	$18.14	$16.24
Value at end of period	$21.98	$22.55	$21.44	$17.76	$15.65	$16.34	$14.65	$11.86	$18.80	$18.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	400	0	44	187
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.79	$20.70	$18.00	$16.06	$16.37	$14.81	$12.32	$17.97	$17.27	$15.74
Value at end of period	$21.38	$21.79	$20.70	$18.00	$16.06	$16.37	$14.81	$12.32	$17.97	$17.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	25	16	111	1,035
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.10	$11.60	$12.07	$11.78	$11.13	$10.63	$10.27			
Value at end of period	$11.97	$12.10	$11.60	$12.07	$11.78	$11.13	$10.63			
Number of accumulation units outstanding at end of period	0	222	167	84	0	0	585			
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.63	$24.90	$19.21	$16.74	$17.52	$14.55	$10.87	$15.00	$15.66	$13.75
Value at end of period	$26.79	$27.63	$24.90	$19.21	$16.74	$17.52	$14.55	$10.87	$15.00	$15.66
Number of accumulation units outstanding at end of period	0	545	449	0	0	0	147	134	195	285
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.47	$28.62	$20.90	$17.70	$17.55	$14.06	$10.54	$18.19	$17.38	$15.28
Value at end of period	$27.61	$29.47	$28.62	$20.90	$17.70	$17.55	$14.06	$10.54	$18.19	$17.38
Number of accumulation units outstanding at end of period	28	987	765	84	84	377	1,595	916	1,389	6,111

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.63	$12.11	$11.81	$9.49	$10.14	$8.84	$6.70	$9.74		
Value at end of period	$13.25	$13.63	$12.11	$11.81	$9.49	$10.14	$8.84	$6.70		
Number of accumulation units outstanding at end of period	0	89	52	0	0	0	267	169		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.27	$12.70	$12.61	$11.06	$10.24	$8.11	$6.05	$9.97	$12.29	$10.47
Value at end of period	$16.52	$16.27	$12.70	$12.61	$11.06	$10.24	$8.11	$6.05	$9.97	$12.29
Number of accumulation units outstanding at end of period	1,551	1,891	1,619	0	0	0	2,022	0	0	136
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.70	$24.88	$18.72	$16.90	$17.97	$16.26	$12.52	$20.88	$20.32	$18.09
Value at end of period	$28.14	$27.70	$24.88	$18.72	$16.90	$17.97	$16.26	$12.52	$20.88	$20.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	206	1	109	268
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.55			
Value at end of period	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	209			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.46	$20.51	$15.28	$13.52	$15.38	$12.15	$8.85	$14.73	$13.05	$12.42
Value at end of period	$20.82	$21.46	$20.51	$15.28	$13.52	$15.38	$12.15	$8.85	$14.73	$13.05
Number of accumulation units outstanding at end of period	0	4	1	0	0	0	1,932	1,097	28	1,659
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$18.71	$14.05	$12.00	$12.42	$10.93	$8.62	$13.76	$14.27	$12.49
Value at end of period	$18.69	$20.14	$18.71	$14.05	$12.00	$12.42	$10.93	$8.62	$13.76	$14.27
Number of accumulation units outstanding at end of period	1	2,321	1,778	1	1	484	715	354	624	2,122
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.70	$16.46	$13.35	$12.00	$12.30	$11.10	$9.17	$12.13	$11.87	$10.68
Value at end of period	$17.10	$17.70	$16.46	$13.35	$12.00	$12.30	$11.10	$9.17	$12.13	$11.87
Number of accumulation units outstanding at end of period	103	371	361	0	0	2,066	4,654	3,354	2,989	26,430
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.16	$16.71	$12.65	$11.20	$11.60	$10.45	$8.55	$12.78	$12.63	$11.04
Value at end of period	$17.39	$18.16	$16.71	$12.65	$11.20	$11.60	$10.45	$8.55	$12.78	$12.63
Number of accumulation units outstanding at end of period	9	270	208	52	52	305	268	219	157	1,198
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.77	$20.87	$22.44	$19.09	$23.68	$19.95	$11.79	$24.52	$17.95	$13.40
Value at end of period	$17.26	$20.77	$20.87	$22.44	$19.09	$23.68	$19.95	$11.79	$24.52	$17.95
Number of accumulation units outstanding at end of period	0	492	335	0	497	0	6	0	0	1,019
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.23	$26.65	$20.53	$17.34	$17.26	$14.23	$11.48	$17.38	$17.21	$14.97
Value at end of period	$28.92	$30.23	$26.65	$20.53	$17.34	$17.26	$14.23	$11.48	$17.38	$17.21
Number of accumulation units outstanding at end of period	0	1,201	971	0	0	132	132	198	240	158
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.84	$21.37	$15.59	$13.31	$13.67	$10.94	$8.71	$12.60	$12.99	$13.05
Value at end of period	$21.70	$22.84	$21.37	$15.59	$13.31	$13.67	$10.94	$8.71	$12.60	$12.99
Number of accumulation units outstanding at end of period	0	349	309	0	0	0	0	0	0	20
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.22	$18.05	$14.39	$11.99	$13.23	$11.55	$8.39	$14.24	$13.55	$11.64
Value at end of period	$18.72	$18.22	$18.05	$14.39	$11.99	$13.23	$11.55	$8.39	$14.24	$13.55
Number of accumulation units outstanding at end of period	305	849	1,725	1,275	1,186	3,926	12,915	11,716	15,972	40,349
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.39	$18.57	$16.76	$14.61	$14.92	$12.71	$7.71	$11.07	$10.57	$10.33
Value at end of period	$17.30	$18.39	$18.57	$16.76	$14.61	$14.92	$12.71	$7.71	$11.07	$10.57
Number of accumulation units outstanding at end of period	1,754	1,563	1,773	0	0	0	536	113	86	23

CFI 265

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36	$10.93
Value at end of period	$21.37	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36
Number of accumulation units outstanding at end of period	411	9,699	8,269	0	0	412	20,075	335	3,617	158
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.96	$19.90	$14.92	$13.03	$13.71	$10.81	$7.49	$13.35	$11.93	$11.09
Value at end of period	$22.10	$21.96	$19.90	$14.92	$13.03	$13.71	$10.81	$7.49	$13.35	$11.93
Number of accumulation units outstanding at end of period	21	67	68	22	22	4,519	12,833	11,994	11,270	28,554
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.43	$23.04	$18.00	$15.57	$15.92	$14.04	$11.38	$17.94	$17.65	$15.02
Value at end of period	$22.44	$24.43	$23.04	$18.00	$15.57	$15.92	$14.04	$11.38	$17.94	$17.65
Number of accumulation units outstanding at end of period	85	647	1,079	527	527	380	3,596	425	490	1,532
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$37.04	$34.54	$25.14	$21.43	$21.95	$19.04	$13.50	$23.68	$21.84	$19.54
Value at end of period	$40.49	$37.04	$34.54	$25.14	$21.43	$21.95	$19.04	$13.50	$23.68	$21.84
Number of accumulation units outstanding at end of period	138	90	71	45	46	72	2,781	2,265	2,270	12,835
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$15.30	$15.69	$13.91	$11.87	$13.71	$12.23	$6.97	$11.10	$10.96	
Value at end of period	$14.96	$15.30	$15.69	$13.91	$11.87	$13.71	$8.18	$6.97	$11.10	
Number of accumulation units outstanding at end of period	0	15	6	0	0	0	6,037	1,369	3,617	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.79	$10.63	$8.96	$7.64	$8.79	$8.19	$6.28	$10.20		
Value at end of period	$9.34	$9.79	$10.63	$8.96	$7.64	$8.79	$8.19	$6.28		
Number of accumulation units outstanding at end of period	2,915	3,189	5,113	1,681	1,213	0	920	16		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64	$11.16	$11.05	$9.70
Value at end of period	$11.62	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64	$11.16	$11.05
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	75	30	0	19
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62	$10.47	$10.70	
Value at end of period	$11.63	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62	$10.47	
Number of accumulation units outstanding at end of period	0	652	1,836	1,280	1,173	0	139	0	589	
WANGER SELECT										
Value at beginning of period	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96	$15.84	$14.68	$12.43
Value at end of period	$20.67	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96	$15.84	$14.68
Number of accumulation units outstanding at end of period	58	608	1,565	985	834	152	413	180	111	29
WANGER USA										
Value at beginning of period	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36	$14.05	$13.51	$12.69
Value at end of period	$21.53	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36	$14.05	$13.51
Number of accumulation units outstanding at end of period	0	0	0	0	854	102	197	53	31	300
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68	$13.16	$12.84	$11.04
Value at end of period	$18.74	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68	$13.16	$12.84
Number of accumulation units outstanding at end of period	68	31	984	711	382	839	6,716	5,578	4,059	3,417
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43	$21.43	$23.64	$19.73
Value at end of period	$32.83	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43	$21.43	$23.64
Number of accumulation units outstanding at end of period	8	8	8	50	50	113	117	83	73	447

Condensed Financial Information (continued)

TABLE 31

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$20.32	$19.67	$14.80	$13.07	$13.07	$12.84				
Value at end of period	$20.54	$20.32	$19.67	$14.80	$13.07	$13.98				
Number of accumulation units outstanding at end of period	55	979	695	298	49	37				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56	$7.96			
Value at end of period	$15.51	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56			
Number of accumulation units outstanding at end of period	2,147	1,822	2,380	3,742	4,953	1,136	260			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85	$8.36			
Value at end of period	$15.62	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85			
Number of accumulation units outstanding at end of period	1,848	1,442	3,127	829	1,716	942	186			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.82	$11.67	$13.03	$12.39	$11.11	$10.68	$10.40			
Value at end of period	$11.40	$11.82	$11.67	$13.03	$12.39	$11.11	$10.68			
Number of accumulation units outstanding at end of period	1,712	7,481	7,169	5,900	4,209	1,982	1,884			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$18.67	$17.06	$11.96	$10.85						
Value at end of period	$17.65	$18.67	$17.06	$11.96						
Number of accumulation units outstanding at end of period	517	725	394	49						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$11.22	$11.49	$9.31	$7.53	$8.23	$7.88	$6.42			
Value at end of period	$10.63	$11.22	$11.49	$9.31	$7.53	$8.23	$7.88			
Number of accumulation units outstanding at end of period	556	519	119	214	224	2,394	639			
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$19.09	$17.64	$12.38	$10.78	$11.70	$10.58				
Value at end of period	$16.87	$19.09	$17.64	$12.38	$10.78	$11.70				
Number of accumulation units outstanding at end of period	1,385	1,114	1,274	210	282	10				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.70									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	1,095									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.54	$22.43	$17.07	$15.29	$15.60	$12.58	$11.44			
Value at end of period	$21.61	$23.54	$22.43	$17.07	$15.29	$15.60	$12.58			
Number of accumulation units outstanding at end of period	203	36	162	71	95	1,474	20			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.26	$17.44	$17.67	$11.97	$14.79	$16.35	$16.86	$18.37	$21.37	$23.10
Value at end of period	$17.44	$17.67	$11.97	$14.79	$16.35	$16.86	$18.37	$21.37	$23.10	$22.28
Number of accumulation units outstanding at end of period	14,936	15,898	15,213	17,007	14,561	13,142	12,050	13,000	8,265	8,582
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period							$9.74	$10.78	$10.96	$14.07
Value at end of period							$10.78	$10.96	$14.07	$14.56
Number of accumulation units outstanding at end of period							949	76	42	19
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during January 2012)										
Value at beginning of period							$8.70	$9.42	$12.15	$13.39
Value at end of period							$9.42	$12.15	$13.39	$12.91
Number of accumulation units outstanding at end of period							33	33	769	769
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$6.31	$7.92	$9.60	$9.06	$10.41	$13.87	$15.32
Value at end of period				$7.92	$9.60	$9.06	$10.41	$13.87	$15.32	$14.33
Number of accumulation units outstanding at end of period				1,510	1,541	1,554	1,581	1,567	834	1,092
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.65	$16.41	$19.23	$11.27	$15.46	$16.68	$14.21	$16.71	$19.80	$19.00
Value at end of period	$16.41	$19.23	$11.27	$15.46	$16.68	$14.21	$16.71	$19.80	$19.00	$18.58
Number of accumulation units outstanding at end of period	8,992	11,102	17,474	20,628	17,715	18,045	17,382	19,763	12,910	12,190
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.53	$28.13	$32.62	$18.49	$24.74	$28.60	$27.49	$31.56	$40.86	$45.10
Value at end of period	$28.13	$32.62	$18.49	$24.74	$28.60	$27.49	$31.56	$40.86	$45.10	$44.77
Number of accumulation units outstanding at end of period	52,831	41,702	36,107	36,898	34,184	27,772	27,210	29,802	18,958	13,998
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.05	$22.57	$22.60	$12.78	$16.41	$18.63	$18.55	$21.46	$27.12	$29.07
Value at end of period	$22.57	$22.60	$12.78	$16.41	$18.63	$18.55	$21.46	$27.12	$29.07	$27.53
Number of accumulation units outstanding at end of period	35,555	20,313	18,963	18,638	14,682	15,035	13,228	15,083	11,531	10,863
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.05	$16.92	$21.18	$11.03	$13.96	$17.09	$16.89	$19.10	$25.67	$28.18
Value at end of period	$16.92	$21.18	$11.03	$13.96	$17.09	$16.89	$19.10	$25.67	$28.18	$29.78
Number of accumulation units outstanding at end of period	33,723	28,223	23,971	30,853	28,009	25,433	22,847	21,173	15,771	13,872
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.58	$19.31	$22.33	$12.38	$15.44	$17.22	$14.07	$16.75	$21.55	$19.53
Value at end of period	$19.31	$22.33	$12.38	$15.44	$17.22	$14.07	$16.75	$21.55	$19.53	$19.96
Number of accumulation units outstanding at end of period	4,129	5,308	4,484	3,182	3,005	2,829	2,643	2,871	2,813	2,226
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.69	$18.11	$17.43	$11.51	$14.66	$18.54	$17.59	$20.54	$27.59	$27.36
Value at end of period	$18.11	$17.43	$11.51	$14.66	$18.54	$17.59	$20.54	$27.59	$27.36	$24.99
Number of accumulation units outstanding at end of period	7,450	5,720	3,419	3,112	2,886	2,554	2,454	2,994	2,714	2,652
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$7.67	$6.09	$8.01	$9.00	$8.71	$10.06	$13.04	$14.00
Value at end of period			$6.09	$8.01	$9.00	$8.71	$10.06	$13.04	$14.00	$14.27
Number of accumulation units outstanding at end of period			18	435	1,076	2,096	1,430	4,829	4,204	3,528
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period						$12.79	$12.57	$13.68	$17.43	$17.96
Value at end of period						$12.57	$13.68	$17.43	$17.96	$16.94
Number of accumulation units outstanding at end of period						340	582	624	685	741

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.02	$49.58	$35.88	$37.15						
Value at end of period	$54.90	$53.02	$49.58	$35.88						
Number of accumulation units outstanding at end of period	2,009	1,922	2,168	2,595						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.86	$13.93	$10.93	$9.73	$9.88	$9.14	$7.23	$10.49	$9.84	$8.55
Value at end of period	$13.81	$14.86	$13.93	$10.93	$9.73	$9.88	$9.14	$7.23	$10.49	$9.84
Number of accumulation units outstanding at end of period	7,580	9,155	9,420	8,132	11,968	13,392	20,433	19,762	18,679	23,894
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$10.51									
Value at end of period	$10.34									
Number of accumulation units outstanding at end of period	7									
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$44.08	$41.19	$34.77	$31.03	$30.96	$28.97	$23.34	$28.12	$25.80	$23.63
Value at end of period	$43.73	$44.08	$41.19	$34.77	$31.03	$30.96	$28.97	$23.34	$28.12	$25.80
Number of accumulation units outstanding at end of period	0	36	36	0	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62	$20.95	$17.42	$15.54
Value at end of period	$34.41	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62	$20.95	$17.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	112	104
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54	$19.42	$17.11	$15.58
Value at end of period	$28.47	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54	$19.42	$17.11
Number of accumulation units outstanding at end of period	0	0	0	3	3	4	4	4	4	4
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.42	$11.05	$8.45	$8.13	$8.76	$7.21	$6.37			
Value at end of period	$11.85	$12.42	$11.05	$8.45	$8.13	$8.76	$7.21			
Number of accumulation units outstanding at end of period	20	1,717	1,343	658	46	28	4			
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05	$7.47			
Value at end of period	$16.25	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05			
Number of accumulation units outstanding at end of period	552	425	595	567	595	543	532			
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75	$14.64	$14.76	$13.34
Value at end of period	$19.38	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75	$14.64	$14.76
Number of accumulation units outstanding at end of period	4,333	3,680	4,916	4,997	5,402	8,443	7,787	9,114	11,233	18,993
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.12	$9.77								
Value at end of period	$9.98	$10.12								
Number of accumulation units outstanding at end of period	2,398	14,276								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81	$11.30	$11.00	
Value at end of period	$16.03	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81	$11.30	
Number of accumulation units outstanding at end of period	2,050	2,010	2,290	1,934	1,833	2,300	2,007	1,881	520	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.35	$20.99	$16.79	$14.10	$15.48	$13.92	$10.27	$16.76	$14.66	$12.41
Value at end of period	$22.17	$21.35	$20.99	$16.79	$14.10	$15.48	$13.92	$10.27	$16.76	$14.66
Number of accumulation units outstanding at end of period	8,199	9,305	11,344	7,997	8,508	9,716	8,803	8,570	8,223	6,440

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$21.09									
Value at end of period	$20.05									
Number of accumulation units outstanding at end of period	15									
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26	$64.91	$49.18	$39.84
Value at end of period	$61.06	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26	$64.91	$49.18
Number of accumulation units outstanding at end of period	1,548	2,114	2,564	2,864	4,430	5,724	5,627	4,942	6,334	5,989
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.49	$20.37	$14.65	$12.59	$13.06	$10.73	$7.93	$12.94	$13.28	$11.71
Value at end of period	$20.86	$22.49	$20.37	$14.65	$12.59	$13.06	$10.73	$7.93	$12.94	$13.28
Number of accumulation units outstanding at end of period	881	777	1,225	1,104	978	793	766	710	255	246
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.04	$14.12	$12.31	$11.22	$11.59	$10.50	$8.78	$12.85	$11.91	$10.91
Value at end of period	$14.75	$15.04	$14.12	$12.31	$11.22	$11.59	$10.50	$8.78	$12.85	$11.91
Number of accumulation units outstanding at end of period	3,979	6,038	11,605	10,831	14,331	16,672	19,064	14,351	9,333	9,535
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.40	$14.17	$15.83	$14.76	$13.40	$12.57	$10.77	$11.75	$10.78	$10.84
Value at end of period	$13.82	$14.40	$14.17	$15.83	$14.76	$13.40	$12.57	$10.77	$11.75	$10.78
Number of accumulation units outstanding at end of period	7,200	7,375	9,100	11,129	12,452	13,919	12,381	11,391	5,390	6,647
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.17	$8.32	$8.60	$7.79	$10.32	$9.03	$5.24	$12.72	$10.73	
Value at end of period	$5.99	$7.17	$8.32	$8.60	$7.79	$10.32	$9.03	$5.24	$12.72	
Number of accumulation units outstanding at end of period	1,816	1,619	1,715	1,818	4,396	2,113	4,514	3,626	678	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.95	$17.17	$15.54	$13.58	$14.00	$12.03	$7.60	$11.94	$11.44	$10.69
Value at end of period	$16.05	$16.95	$17.17	$15.54	$13.58	$14.00	$12.03	$7.60	$11.94	$11.44
Number of accumulation units outstanding at end of period	2,790	2,836	2,671	3,795	3,933	5,432	6,010	5,728	4,380	3,344
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.23	$13.18	$10.33	$8.58	$10.16	$8.25	$5.49			
Value at end of period	$13.39	$13.23	$13.18	$10.33	$8.58	$10.16	$8.25			
Number of accumulation units outstanding at end of period	783	142	171	410	240	83	19			
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.54	$20.50	$20.34	$17.81	$18.50	$16.65	$14.21	$13.55	$12.40	$11.09
Value at end of period	$19.39	$20.54	$20.50	$20.34	$17.81	$18.50	$16.65	$14.21	$13.55	$12.40
Number of accumulation units outstanding at end of period	8,381	10,015	11,414	13,656	16,810	13,156	12,037	10,416	9,069	3,803
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.48	$11.03	$11.41	$10.93	$10.41	$9.84	$8.69	$9.69		
Value at end of period	$11.35	$11.48	$11.03	$11.41	$10.93	$10.41	$9.84	$8.69		
Number of accumulation units outstanding at end of period	2,017	3,017	2,763	2,200	2,419	13,628	5,802	61		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.37	$18.90	$14.32	$12.05	$12.85	$11.60	$8.74	$14.55	$13.31	$12.17
Value at end of period	$21.15	$20.37	$18.90	$14.32	$12.05	$12.85	$11.60	$8.74	$14.55	$13.31
Number of accumulation units outstanding at end of period	26,813	26,250	38,622	32,625	33,780	38,162	36,064	29,374	21,838	19,538
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$3.27	$3.62	$7.56	$8.06						
Value at end of period	$2.37	$3.27	$3.62	$7.56						
Number of accumulation units outstanding at end of period	9,650	1,827	1,142	355						

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.06	$19.59	$20.39	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15
Value at end of period	$19.59	$20.39	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15	$24.34
Number of accumulation units outstanding at end of period	19,750	17,025	15,461	16,549	14,159	11,453	14,128	10,931	10,214	8,203
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.13	$10.83	$11.46	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53
Value at end of period	$10.83	$11.46	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53	$12.59
Number of accumulation units outstanding at end of period	31,040	27,017	25,996	36,007	29,035	17,779	15,770	14,731	10,327	8,489
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period									$10.34	$10.13
Value at end of period									$10.13	$9.66
Number of accumulation units outstanding at end of period									22	247
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										6,623
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.18	$15.97	$16.91	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74
Value at end of period	$15.97	$16.91	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74	$23.07
Number of accumulation units outstanding at end of period	47,214	37,302	35,843	38,983	53,946	54,654	37,457	45,165	35,207	32,701
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.47	$11.25	$11.41	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40
Value at end of period	$11.25	$11.41	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40	$16.82
Number of accumulation units outstanding at end of period	1,580	1,656	1,585	2,233	3,337	5,077	7,095	6,609	4,258	3,750
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.03	$21.50	$22.27	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80
Value at end of period	$21.50	$22.27	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80	$30.63
Number of accumulation units outstanding at end of period	34,685	23,786	19,455	20,499	15,883	13,105	13,302	12,732	9,897	9,387
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.39	$22.01	$22.89	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69
Value at end of period	$22.01	$22.89	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69	$34.57
Number of accumulation units outstanding at end of period	33,680	20,655	17,660	16,999	12,096	11,665	11,450	12,701	8,288	7,667
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.44	$17.33	$16.03	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85
Value at end of period	$17.33	$16.03	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85	$23.72
Number of accumulation units outstanding at end of period	18,740	15,320	10,788	12,254	8,400	8,932	6,406	7,124	6,818	4,928
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.94	$16.36	$17.10	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80
Value at end of period	$16.36	$17.10	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80	$21.63
Number of accumulation units outstanding at end of period	37,072	38,316	25,237	24,202	22,691	20,886	17,155	18,648	17,269	18,866
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period				$5.23	$7.45	$7.93	$6.86	$8.04	$9.62	$8.93
Value at end of period				$7.45	$7.93	$6.86	$8.04	$9.62	$8.93	$8.73
Number of accumulation units outstanding at end of period				7,578	3,159	3,158	2,740	3,722	2,860	2,995
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.31	$10.28	$11.97	$15.45	$17.31
Value at end of period						$10.28	$11.97	$15.45	$17.31	$18.16
Number of accumulation units outstanding at end of period						20,962	19,744	18,992	29,990	12,766

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.33	$9.09	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25
Value at end of period		$9.09	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25	$12.48
Number of accumulation units outstanding at end of period		16,017	15,531	13,470	13,668	18,102	14,691	32,799	27,076	19,692
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.13	$11.83	$14.67	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96
Value at end of period	$11.83	$14.67	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96	$24.74
Number of accumulation units outstanding at end of period	1,551	1,625	828	738	1,672	1,374	1,416	3,317	2,666	2,489
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.46	$12.89	$13.36	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52
Value at end of period	$12.89	$13.36	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52	$12.35
Number of accumulation units outstanding at end of period	30,485	32,771	46,062	56,488	52,402	67,670	40,352	32,396	32,056	37,270
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.73	$10.78	$11.20	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31
Value at end of period	$10.78	$11.20	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31	$15.05
Number of accumulation units outstanding at end of period	1	2,392	1,740	1,021	806	479	357	287	270	270
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.69	$12.52	$13.93	$14.31	$16.16	$21.04	$23.46
Value at end of period				$12.52	$13.93	$14.31	$16.16	$21.04	$23.46	$24.89
Number of accumulation units outstanding at end of period				194	651	791	933	518	174	781
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$6.83	$6.62	$8.08	$8.93	$9.04	$10.30	$13.41	$14.93
Value at end of period			$6.62	$8.08	$8.93	$9.04	$10.30	$13.41	$14.93	$15.03
Number of accumulation units outstanding at end of period			238	2,084	3,117	4,459	6,257	8,581	4,671	5,464
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.05	$11.82	$12.95	$12.84	$14.68	$19.03	$21.06
Value at end of period				$11.82	$12.95	$12.84	$14.68	$19.03	$21.06	$19.98
Number of accumulation units outstanding at end of period				307	512	682	425	564	282	334
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.40	$12.81	$15.89	$15.33	$17.46	$23.22	$25.44
Value at end of period				$12.81	$15.89	$15.33	$17.46	$23.22	$25.44	$24.89
Number of accumulation units outstanding at end of period				1,069	1,054	503	745	980	205	342
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period				$6.32	$8.16	$10.08	$9.75	$11.26	$14.90	$16.56
Value at end of period				$8.16	$10.08	$9.75	$11.26	$14.90	$16.56	$15.87
Number of accumulation units outstanding at end of period				248	182	191	989	1,194	1,093	1,249
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period			$7.29	$6.94	$8.66	$10.80	$10.24	$11.71	$16.02	$16.58
Value at end of period			$6.94	$8.66	$10.80	$10.24	$11.71	$16.02	$16.58	$15.61
Number of accumulation units outstanding at end of period			217	229	377	680	1,720	2,210	1,527	1,502
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$7.94	$8.82	$9.57	$6.18	$7.99	$10.43	$10.37	$11.77	$16.15	$16.82
Value at end of period	$8.82	$9.57	$6.18	$7.99	$10.43	$10.37	$11.77	$16.15	$16.82	$16.43
Number of accumulation units outstanding at end of period	2,916	4,083	2,417	2,860	3,000	2,631	2,703	2,833	2,982	3,215

Condensed Financial Information (continued)

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$46.59	$44.35	$32.65	$28.91	$30.07	$24.51	$19.49	$28.66	$27.45	$23.83
Value at end of period	$45.59	$46.59	$44.35	$32.65	$28.91	$30.07	$24.51	$19.49	$28.66	$27.45
Number of accumulation units outstanding at end of period	3,865	4,552	5,072	4,236	4,463	4,765	6,835	7,758	7,820	16,611

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$14.46	$13.89	$12.11	$10.83	$11.33	$10.10	$8.14	$12.48	$12.10	$10.90
Value at end of period	$14.25	$14.46	$13.89	$12.11	$10.83	$11.33	$10.10	$8.14	$12.48	$12.10
Number of accumulation units outstanding at end of period	47,964	42,808	52,570	47,419	44,371	41,968	34,899	23,030	15,455	5,026

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$15.15	$14.53	$12.25	$10.79	$11.47	$10.16	$8.02	$12.92	$12.44	$11.06
Value at end of period	$14.86	$15.15	$14.53	$12.25	$10.79	$11.47	$10.16	$8.02	$12.92	$12.44
Number of accumulation units outstanding at end of period	24,323	26,229	27,001	23,515	28,406	29,908	20,555	15,217	14,871	7,593

VOYA SOLUTION 2045 PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$15.59	$14.90	$12.24	$10.75	$11.49	$10.12	$7.91	$13.33	$12.78	$11.26
Value at end of period	$15.23	$15.59	$14.90	$12.24	$10.75	$11.49	$10.12	$7.91	$13.33	$12.78
Number of accumulation units outstanding at end of period	17,631	20,838	19,793	16,702	18,112	26,986	30,750	22,707	13,264	5,998

VOYA SOLUTION 2055 PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2010)

	2015	2014	2013	2012	2011	2010
Value at beginning of period	$15.66	$14.94	$12.27	$10.77	$11.51	$10.92
Value at end of period	$15.30	$15.66	$14.94	$12.27	$10.77	$11.51
Number of accumulation units outstanding at end of period	2,087	1,301	2,302	1,539	474	32

VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2010)

	2015	2014	2013	2012	2011	2010
Value at beginning of period	$12.14	$11.58	$10.15	$9.05	$9.41	$8.66
Value at end of period	$11.92	$12.14	$11.58	$10.15	$9.05	$9.41
Number of accumulation units outstanding at end of period	11,085	9,898	7,531	5,399	3,735	2,673

VOYA SOLUTION INCOME PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$13.68	$13.11	$12.43	$11.49	$11.61	$10.74	$9.29	$11.31	$10.90	$10.29
Value at end of period	$13.50	$13.68	$13.11	$12.43	$11.49	$11.61	$10.74	$9.29	$11.31	$10.90
Number of accumulation units outstanding at end of period	15,966	6,720	5,803	5,479	5,471	5,232	2,885	662	657	109

VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)
(Funds were first received in this option during September 2008)

	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.07	$11.59	$10.73	$9.72	$9.92	$9.05	$7.63	$8.87
Value at end of period	$11.86	$12.07	$11.59	$10.73	$9.72	$9.92	$9.05	$7.63
Number of accumulation units outstanding at end of period	2,797	3,705	3,645	3,606	3,490	3,342	974	265

VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$21.67	$20.61	$18.64	$16.83	$16.77	$15.31	$13.17	$17.48	$16.76	$15.68
Value at end of period	$21.33	$21.67	$20.61	$18.64	$16.83	$16.77	$15.31	$13.17	$17.48	$16.76
Number of accumulation units outstanding at end of period	3,658	6,509	10,708	12,502	12,232	16,092	13,470	10,065	8,563	7,953

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$22.34	$21.26	$17.61	$15.53	$16.22	$14.55	$11.78	$18.69	$18.04	$16.16
Value at end of period	$21.77	$22.34	$21.26	$17.61	$15.53	$16.22	$14.55	$11.78	$18.69	$18.04
Number of accumulation units outstanding at end of period	8,786	17,458	17,614	20,010	18,910	19,501	18,825	14,198	11,793	11,760

VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$21.59	$20.52	$17.85	$15.94	$16.25	$14.71	$12.24	$17.86	$17.17	$15.67
Value at end of period	$21.17	$21.59	$20.52	$17.85	$15.94	$16.25	$14.71	$12.24	$17.86	$17.17
Number of accumulation units outstanding at end of period	15,734	20,791	22,413	19,987	18,921	21,538	29,351	24,561	21,320	24,061

VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2008)

	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.06	$11.57	$12.04	$11.76	$11.12	$10.62	$10.18	$10.00
Value at end of period	$11.92	$12.06	$11.57	$12.04	$11.76	$11.12	$10.62	$10.18
Number of accumulation units outstanding at end of period	1,891	2,025	1,951	901	413	4,238	4,548	1,879

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during February 2013)										
Value at beginning of period								$14.35	$17.40	$19.45
Value at end of period								$17.40	$19.45	$19.40
Number of accumulation units outstanding at end of period								25	1,091	2,527
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.73	$15.63	$14.96	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46
Value at end of period	$15.63	$14.96	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46	$26.61
Number of accumulation units outstanding at end of period	5,056	1,558	2,225	1,512	1,706	1,501	1,381	2,399	1,595	1,661
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.25	$17.33	$18.14	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28
Value at end of period	$17.33	$18.14	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28	$27.42
Number of accumulation units outstanding at end of period	6,107	4,861	6,827	7,462	4,733	2,951	3,479	4,042	2,780	3,159
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58
Value at end of period			$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58	$13.20
Number of accumulation units outstanding at end of period			6,334	5,568	5,770	6,122	4,718	4,907	2,850	3,056
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.53	$12.29	$9.97	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20
Value at end of period	$12.29	$9.97	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20	$16.45
Number of accumulation units outstanding at end of period	874	2,216	1,382	1,690	2,187	1,380	1,813	3,647	2,522	2,497
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.05	$20.27	$20.81	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51
Value at end of period	$20.27	$20.81	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51	$27.94
Number of accumulation units outstanding at end of period	920	633	959	817	1,356	1,027	706	769	819	511
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S) (Funds were first received in this option during March 2007)										
Value at beginning of period		$10.38	$10.21	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47
Value at end of period		$10.21	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47	$14.81
Number of accumulation units outstanding at end of period		47	143	268	332	54	54	216	494	380
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$12.80	$13.03	$14.71	$8.83	$12.12	$15.34	$13.47	$15.23	$20.42	$21.35
Value at end of period	$13.03	$14.71	$8.83	$12.12	$15.34	$13.47	$15.23	$20.42	$21.35	$20.71
Number of accumulation units outstanding at end of period	345	132	530	608	406	561	738	747	787	780
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.46	$14.24	$13.72	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01
Value at end of period	$14.24	$13.72	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01	$18.56
Number of accumulation units outstanding at end of period	3,181	3,359	2,836	3,265	3,608	2,826	2,171	2,271	1,701	1,556
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.17	$11.86	$12.82	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61
Value at end of period	$11.86	$12.82	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61	$17.01
Number of accumulation units outstanding at end of period	72,543	48,091	43,641	41,533	31,084	29,468	29,887	26,389	27,125	24,862
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.03	$12.62	$12.76	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07
Value at end of period	$12.62	$12.76	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07	$17.30
Number of accumulation units outstanding at end of period	776	1,872	2,259	2,701	2,573	1,388	1,099	1,468	752	680
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.39	$17.93	$24.49	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67
Value at end of period	$17.93	$24.49	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67	$17.17
Number of accumulation units outstanding at end of period	3,486	3,438	1,206	1,614	1,669	1,717	2,486	2,769	2,212	2,679

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.04	$26.49	$20.42	$17.26	$17.19	$14.17	$11.44	$17.33	$17.17	$14.94
Value at end of period	$28.72	$30.04	$26.49	$20.42	$17.26	$17.19	$14.17	$11.44	$17.33	$17.17
Number of accumulation units outstanding at end of period	1,924	3,922	3,015	2,285	2,472	3,393	3,393	3,536	2,932	3,141
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.73	$21.27	$15.53	$13.26	$13.63	$10.91	$8.69	$12.58	$12.98	$11.28
Value at end of period	$21.59	$22.73	$21.27	$15.53	$13.26	$13.63	$10.91	$8.69	$12.58	$12.98
Number of accumulation units outstanding at end of period	743	3,454	3,198	2,771	2,369	2,140	1,695	1,400	1,352	153
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.13	$19.14	$15.26	$12.72	$14.04	$11.52	$8.91	$15.14	$13.54	$12.25
Value at end of period	$18.62	$18.13	$19.14	$15.26	$12.72	$14.04	$11.52	$8.91	$15.14	$13.54
Number of accumulation units outstanding at end of period	27,762	28,464	30,387	34,852	37,988	47,380	63,114	59,696	72,848	109,286
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.31	$18.50	$16.70	$14.57	$14.89	$12.68	$7.70	$11.06	$10.56	$10.12
Value at end of period	$17.22	$18.31	$18.50	$16.70	$14.57	$14.89	$12.68	$7.70	$11.06	$10.56
Number of accumulation units outstanding at end of period	3,815	3,578	2,669	1,322	903	11,118	9,301	7,470	5,256	121
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.49	$18.53	$15.37	$13.62	$13.42	$11.94	$9.08	$12.71	$12.35	$10.92
Value at end of period	$21.26	$20.49	$18.53	$15.37	$13.62	$13.42	$11.94	$9.08	$12.71	$12.35
Number of accumulation units outstanding at end of period	26,541	23,831	25,889	20,731	15,475	15,181	14,422	10,795	11,404	9,004
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.85	$20.91	$15.68	$13.70	$14.42	$11.38	$7.47	$13.33	$12.56	$11.56
Value at end of period	$21.98	$21.85	$20.91	$15.68	$13.70	$14.42	$11.38	$7.47	$13.33	$12.56
Number of accumulation units outstanding at end of period	26,903	25,952	29,343	36,350	42,238	47,147	50,939	55,676	49,570	58,970
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.29	$22.92	$17.92	$15.50	$15.86	$13.99	$11.35	$17.90	$17.62	$15.00
Value at end of period	$22.30	$24.29	$22.92	$17.92	$15.50	$15.86	$13.99	$11.35	$17.90	$17.62
Number of accumulation units outstanding at end of period	5,640	6,053	8,788	9,187	10,133	7,865	8,520	4,910	5,547	4,499
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.69	$34.24	$24.93	$21.26	$21.79	$18.91	$13.42	$23.54	$21.73	$19.45
Value at end of period	$40.09	$36.69	$34.24	$24.93	$21.26	$21.79	$18.91	$13.42	$23.54	$21.73
Number of accumulation units outstanding at end of period	6,054	8,340	10,012	10,428	12,141	12,154	12,874	12,537	13,010	17,141
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.23	$15.62	$13.85	$11.83	$13.69	$12.20	$8.99	$18.06	$15.19	$12.42
Value at end of period	$14.88	$15.23	$15.62	$13.85	$11.83	$13.69	$12.20	$8.99	$18.06	$15.19
Number of accumulation units outstanding at end of period	302	820	1,740	463	285	1,064	873	849	1,277	4
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.76	$10.60	$8.93	$7.62	$8.78	$8.18	$6.28	$10.20		
Value at end of period	$9.30	$9.76	$10.60	$8.93	$7.62	$8.78	$8.18	$6.28		
Number of accumulation units outstanding at end of period	8,264	14,455	14,652	13,590	13,822	14,248	14,037	11,536		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.68	$13.23	$10.27	$8.55	$9.20	$8.66	$6.64	$11.16	$11.05	$10.68
Value at end of period	$11.56	$12.68	$13.23	$10.27	$8.55	$9.20	$8.66	$6.64	$11.16	$11.05
Number of accumulation units outstanding at end of period	3,054	6,270	5,530	4,266	3,085	4,583	3,377	1,890	1,050	152
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.73	$12.44	$10.31	$8.60	$10.22	$8.29	$5.62	$10.47	$10.94	
Value at end of period	$11.58	$11.73	$12.44	$10.31	$8.60	$10.22	$8.29	$5.62	$10.47	
Number of accumulation units outstanding at end of period	997	4,814	4,417	4,601	3,731	3,209	490	89	11	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER SELECT										
Value at beginning of period	$20.79	$20.44	$15.40	$13.18	$16.24	$13.01	$7.94	$15.81	$14.66	$12.42
Value at end of period	$20.55	$20.79	$20.44	$15.40	$13.18	$16.24	$13.01	$7.94	$15.81	$14.66
Number of accumulation units outstanding at end of period	2,294	4,840	5,784	5,618	4,686	5,887	5,175	5,239	5,999	1,563
WANGER USA										
Value at beginning of period	$21.84	$21.13	$16.02	$13.54	$14.23	$11.70	$8.34	$14.02	$13.49	$12.68
Value at end of period	$21.40	$21.84	$21.13	$16.02	$13.54	$14.23	$11.70	$8.34	$14.02	$13.49
Number of accumulation units outstanding at end of period	2,905	2,670	3,296	3,267	4,986	4,578	4,253	4,340	3,461	5,426
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$18.94	$17.28	$13.29	$11.98	$11.36	$10.16	$8.66	$13.14	$12.82	$11.03
Value at end of period	$18.63	$18.94	$17.28	$13.29	$11.98	$11.36	$10.16	$8.66	$13.14	$12.82
Number of accumulation units outstanding at end of period	11,243	13,542	17,077	16,053	20,788	19,154	35,645	18,178	14,172	15,301
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37	$21.35	$23.56	$19.68
Value at end of period	$32.58	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37	$21.35	$23.56
Number of accumulation units outstanding at end of period	880	2,466	3,358	2,945	3,348	3,855	3,962	3,075	2,977	4,717

TABLE 32
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.27	$19.62	$14.78	$13.05	$13.97	$13.52				
Value at end of period	$20.47	$20.27	$19.62	$14.78	$13.05	$13.97				
Number of accumulation units outstanding at end of period	27	25	22	17	417	8				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.75	$14.01	$11.57	$10.56	$10.92	$10.48				
Value at end of period	$15.45	$15.75	$14.01	$11.57	$10.56	$10.92				
Number of accumulation units outstanding at end of period	189	130	42	30	17	225				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.25	$15.11	$11.82	$10.94	$11.09					
Value at end of period	$15.56	$16.25	$15.11	$11.82	$10.94					
Number of accumulation units outstanding at end of period	196	75	1	2	1					
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.79	$11.65	$13.00	$12.37	$11.10	$10.76				
Value at end of period	$11.37	$11.79	$11.65	$13.00	$12.37	$11.10				
Number of accumulation units outstanding at end of period	0	0	0	0	0	13				
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.62	$17.73								
Value at end of period	$17.60	$18.62								
Number of accumulation units outstanding at end of period	3	1								

Condensed Financial Information (continued)

ASTON/FAIRPOINTE MID CAP FUND (CLASS N)
(Funds were first received in this option during October 2015)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$17.39									
Value at end of period	$16.82									
Number of accumulation units outstanding at end of period	4									

BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)
(Funds were first received in this option during October 2015)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$9.58									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	7									

BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)
(Funds were first received in this option during March 2010)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$23.47	$22.38	$17.04	$15.27	$15.58	$13.68				
Value at end of period	$21.54	$23.47	$22.38	$17.04	$15.27	$15.58				
Number of accumulation units outstanding at end of period	1	0	0	0	0	350				

CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$22.89	$21.19	$18.22	$16.72	$16.23	$14.69	$11.89	$17.57	$17.35	$16.18
Value at end of period	$22.06	$22.89	$21.19	$18.22	$16.72	$16.23	$14.69	$11.89	$17.57	$17.35
Number of accumulation units outstanding at end of period	99	93	160	203	3,812	2,356	2,192	2,077	1,914	1,685

COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)
(Funds were first received in this option during May 2014)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$13.35	$12.52								
Value at end of period	$12.86	$13.35								
Number of accumulation units outstanding at end of period	117	68								

COLUMBIA MID CAP VALUE FUND (CLASS A)
(Funds were first received in this option during October 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$15.27	$13.84	$10.39	$9.05	$9.59	$7.91	$7.19			
Value at end of period	$14.27	$15.27	$13.84	$10.39	$9.05	$9.59	$7.91			
Number of accumulation units outstanding at end of period	14	14	14	14	14	10	5			

EUROPACIFIC GROWTH FUND® (CLASS R-4)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$18.90	$19.70	$16.63	$14.16	$16.63	$15.42	$11.24	$19.19	$16.38	$13.64
Value at end of period	$18.48	$18.90	$19.70	$16.63	$14.16	$16.63	$15.42	$11.24	$19.19	$16.38
Number of accumulation units outstanding at end of period	535	460	576	659	2,910	2,184	1,918	1,624	1,608	1,803

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$44.68	$40.50	$31.30	$27.28	$28.39	$24.57	$18.37	$32.43	$27.98	$25.41
Value at end of period	$44.33	$44.68	$40.50	$31.30	$27.28	$28.39	$24.57	$18.37	$32.43	$27.98
Number of accumulation units outstanding at end of period	3,749	3,695	3,378	3,353	4,037	10,178	11,786	10,582	9,965	11,205

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$28.80	$26.88	$21.28	$18.41	$18.50	$16.30	$12.70	$22.47	$22.46	$18.95
Value at end of period	$27.26	$28.80	$26.88	$21.28	$18.41	$18.50	$16.30	$12.70	$22.47	$22.46
Number of accumulation units outstanding at end of period	3,529	2,829	3,013	2,978	9,781	4,970	8,190	8,034	7,987	8,490

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$27.92	$25.45	$18.94	$16.75	$16.96	$13.86	$10.96	$21.05	$16.83	$15.98
Value at end of period	$29.49	$27.92	$25.45	$18.94	$16.75	$16.96	$13.86	$10.96	$21.05	$16.83
Number of accumulation units outstanding at end of period	4,539	4,394	4,285	4,065	5,060	5,392	5,701	6,224	6,671	7,617

FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$19.35	$21.36	$16.61	$13.96	$17.10	$15.34	$12.30	$22.20	$19.21	$16.50
Value at end of period	$19.76	$19.35	$21.36	$16.61	$13.96	$17.10	$15.34	$12.30	$22.20	$19.21
Number of accumulation units outstanding at end of period	225	189	150	106	68	354	208	192	162	111

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.18	$27.42	$20.42	$17.50	$18.45	$14.60	$11.47	$17.37	$18.06	$15.66
Value at end of period	$24.81	$27.18	$27.42	$20.42	$17.50	$18.45	$14.60	$11.47	$17.37	$18.06
Number of accumulation units outstanding at end of period	1,942	982	919	814	1,157	2,723	2,447	2,467	1,158	2,475
FUNDAMENTAL INVESTORS^{SM} (CLASS R–4)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$13.96	$14.09								
Value at end of period	$14.22	$13.96								
Number of accumulation units outstanding at end of period	8	0								
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$17.91	$17.39	$13.66	$12.55	$13.58	$12.25	$11.16			
Value at end of period	$16.89	$17.91	$17.39	$13.66	$12.55	$13.58	$12.25			
Number of accumulation units outstanding at end of period	1	0	15	20	11	394	14			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$52.94	$49.54	$35.86	$37.15						
Value at end of period	$54.79	$52.94	$49.54	$35.86						
Number of accumulation units outstanding at end of period	63	62	61	67						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.74	$13.83	$10.86	$9.67	$9.82	$9.09	$7.19	$10.45	$9.80	$8.52
Value at end of period	$13.69	$14.74	$13.83	$10.86	$9.67	$9.82	$9.09	$7.19	$10.45	$9.80
Number of accumulation units outstanding at end of period	1,168	1,127	733	689	4,068	2,609	2,744	2,458	2,509	3,703
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$43.67	$40.83	$34.48	$30.79	$30.74	$28.77	$23.19	$27.96	$25.66	$23.52
Value at end of period	$43.31	$43.67	$40.83	$34.48	$30.79	$30.74	$28.77	$23.19	$27.96	$25.66
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9	6	6	15
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$33.24	$29.97	$22.97	$19.87	$20.45	$16.49	$11.55	$20.82	$17.31	$15.46
Value at end of period	$34.08	$33.24	$29.97	$22.97	$19.87	$20.45	$16.49	$11.55	$20.82	$17.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	15	9	10	27
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.29	$18.46	$14.37	$12.73	$13.45	$10.88	$8.72	$14.59	$14.72	$13.31
Value at end of period	$19.24	$20.29	$18.46	$14.37	$12.73	$13.45	$10.88	$8.72	$14.59	$14.72
Number of accumulation units outstanding at end of period	2,191	2,203	436	423	963	2,822	2,762	2,607	2,653	2,899
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.28	$14.97	$11.01	$10.09	$10.55	$8.74	$8.34			
Value at end of period	$15.95	$16.28	$14.97	$11.01	$10.09	$10.55	$8.74			
Number of accumulation units outstanding at end of period	79	79	0	0	0	33	12			
NEW PERSPECTIVE FUND® (CLASS R–4)										
Value at beginning of period	$21.24	$20.89	$16.71	$14.04	$15.42	$13.88	$10.25	$16.73	$14.64	$12.39
Value at end of period	$22.04	$21.24	$20.89	$16.71	$14.04	$15.42	$13.88	$10.25	$16.73	$14.64
Number of accumulation units outstanding at end of period	5	5	5	5	1,049	586	567	573	560	543
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$71.54	$76.25	$71.40	$59.95	$74.26	$59.33	$33.12	$64.67	$49.02	$39.73
Value at end of period	$60.59	$71.54	$76.25	$71.40	$59.95	$74.26	$59.33	$33.12	$64.67	$49.02
Number of accumulation units outstanding at end of period	406	293	248	380	483	1,263	1,250	1,171	844	1,635
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$19.94	$19.67	$19.99	$17.86	$17.97	$15.86	$13.54	$16.01	$14.81	$13.98
Value at end of period	$19.21	$19.94	$19.67	$19.99	$17.86	$17.97	$15.86	$13.54	$16.01	$14.81
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	15	9	11	25

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$13.34	$13.27	$12.92	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38
Value at end of period	$13.27	$12.92	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38	$20.75
Number of accumulation units outstanding at end of period	579	1,221	687	784	263	236	20	14	0	0
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$10.88	$11.87	$12.80	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93
Value at end of period	$11.87	$12.80	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93	$14.64
Number of accumulation units outstanding at end of period	203	221	1,154	1,734	2,299	0	0	0	2	64
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.83	$10.77	$11.73	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33
Value at end of period	$10.77	$11.73	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33	$13.74
Number of accumulation units outstanding at end of period	165	172	314	147	110	632	9	9	0	0
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$11.27	$12.71	$5.24	$9.01	$10.30	$7.77	$8.58	$8.29	$7.14
Value at end of period		$12.71	$5.24	$9.01	$10.30	$7.77	$8.58	$8.29	$7.14	$5.96
Number of accumulation units outstanding at end of period		1,319	190	259	308	751	188	68	83	106
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.68	$11.42	$11.92	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86
Value at end of period	$11.42	$11.92	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86	$15.96
Number of accumulation units outstanding at end of period	777	830	994	741	286	138	3	3	92	206
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.08	$12.38	$13.53	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43
Value at end of period	$12.38	$13.53	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43	$19.28
Number of accumulation units outstanding at end of period	676	638	974	1,256	1,615	737	303	304	105	108
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$9.69	$8.68	$9.83	$10.39	$10.91	$11.39	$11.00	$11.44
Value at end of period			$8.68	$9.83	$10.39	$10.91	$11.39	$11.00	$11.44	$11.30
Number of accumulation units outstanding at end of period			40	53	80	259	356	426	147	173
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.16	$13.29	$14.53	$8.72	$11.57	$12.80	$12.00	$14.26	$18.81	$20.26
Value at end of period	$13.29	$14.53	$8.72	$11.57	$12.80	$12.00	$14.26	$18.81	$20.26	$21.03
Number of accumulation units outstanding at end of period	7,390	6,131	8,273	8,781	10,134	5,546	2,247	2,212	1,535	1,647
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.98	$19.49	$20.28	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91
Value at end of period	$19.49	$20.28	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91	$24.10
Number of accumulation units outstanding at end of period	528	251	208	34	33	31	19	19	19	339
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$9.99	$10.68	$11.59	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45
Value at end of period	$10.68	$11.59	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45	$12.52
Number of accumulation units outstanding at end of period	11,424	9,554	9,805	9,210	4,484	3,916	1,569	1,575	1,590	2,425
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.31
Number of accumulation units outstanding at end of period										1,410
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$14.11	$15.88	$16.81	$10.33	$13.26	$14.92	$14.67	$16.74	$21.55	$23.52
Value at end of period	$15.88	$16.81	$10.33	$13.26	$14.92	$14.67	$16.74	$21.55	$23.52	$22.85
Number of accumulation units outstanding at end of period	600	481	191	125	3,361	2,560	1,244	1,856	1,847	1,775

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.32	$17.37	$16.69	$14.85	$14.43	$12.81	$8.70	$11.40	$11.24	$10.54
Value at end of period	$16.73	$17.32	$17.37	$16.69	$14.85	$14.43	$12.81	$8.70	$11.40	$11.24
Number of accumulation units outstanding at end of period	2,164	2,003	1,331	1,152	649	1,034	894	754	599	527
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.52	$27.20	$20.76	$18.40	$18.69	$16.64	$13.70	$22.14	$21.39	$18.94
Value at end of period	$30.34	$30.52	$27.20	$20.76	$18.40	$18.69	$16.64	$13.70	$22.14	$21.39
Number of accumulation units outstanding at end of period	1,429	1,506	1,149	1,194	6,760	3,707	3,512	4,528	5,377	5,695
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.40	$32.78	$24.72	$21.31	$21.87	$18.20	$14.02	$22.78	$21.91	$20.31
Value at end of period	$34.26	$35.40	$32.78	$24.72	$21.31	$21.87	$18.20	$14.02	$22.78	$21.91
Number of accumulation units outstanding at end of period	1,935	1,631	982	978	3,528	3,702	5,013	7,286	7,369	8,064
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.64	$23.71	$16.86	$15.22	$15.56	$12.85	$10.44	$15.95	$17.26	$15.38
Value at end of period	$23.51	$24.64	$23.71	$16.86	$15.22	$15.56	$12.85	$10.44	$15.95	$17.26
Number of accumulation units outstanding at end of period	545	545	546	546	2,098	1,768	1,675	1,919	1,980	1,857
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.60	$20.54	$20.87	$19.35	$18.26	$16.87	$15.34	$17.00	$16.27	$15.87
Value at end of period	$21.41	$21.60	$20.54	$20.87	$19.35	$18.26	$16.87	$15.34	$17.00	$16.27
Number of accumulation units outstanding at end of period	8,385	3,378	1,501	1,400	5,374	2,823	8,270	7,873	7,711	10,778
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.90	$9.60	$8.02	$6.85	$7.92	$7.45	$6.86			
Value at end of period	$8.69	$8.90	$9.60	$8.02	$6.85	$7.92	$7.45			
Number of accumulation units outstanding at end of period	40	40	40	58	562	353	416			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.28	$15.43	$11.96	$10.27	$10.31					
Value at end of period	$18.12	$17.28	$15.43	$11.96	$10.27					
Number of accumulation units outstanding at end of period	5,132	5,095	1,037	1,008	3,325					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.19	$12.16	$9.42	$8.34	$8.17	$6.95	$6.25	$9.08	$9.32	
Value at end of period	$12.42	$13.19	$12.16	$9.42	$8.34	$8.17	$6.95	$6.25	$9.08	
Number of accumulation units outstanding at end of period	18,098	3,235	3,958	1,159	2,789	2,949	3,989	3,584	4,319	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$24.80	$23.11	$17.77	$15.79	$16.10	$12.53	$8.99	$14.62	$11.80	$11.11
Value at end of period	$24.56	$24.80	$23.11	$17.77	$15.79	$16.10	$12.53	$8.99	$14.62	$11.80
Number of accumulation units outstanding at end of period	75	49	20	16	16	292	241	224	234	198
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.41	$12.58	$12.77	$12.95	$13.14	$13.29	$13.45	$13.29	$12.82	$12.40
Value at end of period	$12.23	$12.41	$12.58	$12.77	$12.95	$13.14	$13.29	$13.45	$13.29	$12.82
Number of accumulation units outstanding at end of period	10,937	8,050	7,944	7,792	15,525	11,458	15,436	16,416	13,924	20,706
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.25	$13.41	$10.42	$9.56	$10.14	$8.86	$7.22	$11.19	$11.14	
Value at end of period	$14.97	$15.25	$13.41	$10.42	$9.56	$10.14	$8.86	$7.22	$11.19	
Number of accumulation units outstanding at end of period	334	324	312	298	399	379	353	327	287	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.40	$20.99	$16.13	$14.30	$13.92	$12.52	$10.69			
Value at end of period	$24.81	$23.40	$20.99	$16.13	$14.30	$13.92	$12.52			
Number of accumulation units outstanding at end of period	155	140	110	97	84	67	50			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$14.88	$13.37	$10.27	$9.02	$8.92	$8.07	$6.62	$7.15		
Value at end of period	$14.97	$14.88	$13.37	$10.27	$9.02	$8.92	$8.07	$6.62		
Number of accumulation units outstanding at end of period	916	795	654	510	942	310	2,121	1,895		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.00	$18.99	$14.65	$12.82	$12.94	$11.81	$10.05			
Value at end of period	$19.92	$21.00	$18.99	$14.65	$12.82	$12.94	$11.81			
Number of accumulation units outstanding at end of period	0	0	0	0	0	21	13			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.37	$23.17	$17.42	$15.31	$15.88	$12.80	$11.40			
Value at end of period	$24.81	$25.37	$23.17	$17.42	$15.31	$15.88	$12.80			
Number of accumulation units outstanding at end of period	47	37	29	30	30	52	43			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.50	$14.86	$11.23	$9.74	$10.07	$9.30				
Value at end of period	$15.81	$16.50	$14.86	$11.23	$9.74	$10.07				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.53	$15.98	$11.68	$10.22	$10.79	$8.66	$7.79			
Value at end of period	$15.55	$16.53	$15.98	$11.68	$10.22	$10.79	$8.66			
Number of accumulation units outstanding at end of period	97	46	19	16	12	331	4			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$16.70	$16.05	$11.71	$10.31	$10.38	$7.95	$6.16	$9.54	$8.79	$7.92
Value at end of period	$16.32	$16.70	$16.05	$11.71	$10.31	$10.38	$7.95	$6.16	$9.54	$8.79
Number of accumulation units outstanding at end of period	312	313	314	346	534	479	1,402	1,067	898	1,011
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.18	$43.98	$32.39	$28.70	$29.86	$24.36	$19.37	$28.51	$27.32	$23.73
Value at end of period	$45.16	$46.18	$43.98	$32.39	$28.70	$29.86	$24.36	$19.37	$28.51	$27.32
Number of accumulation units outstanding at end of period	168	112	154	176	366	472	626	1,575	1,737	2,089
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.39	$13.83	$12.06	$10.79	$11.30	$10.07	$8.13	$12.47	$12.09	$11.33
Value at end of period	$14.17	$14.39	$13.83	$12.06	$10.79	$11.30	$10.07	$8.13	$12.47	$12.09
Number of accumulation units outstanding at end of period	3,225	2,994	1,515	1,307	12,126	10,257	7,566	3,532	2,173	952
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.07	$14.47	$12.20	$10.76	$11.44	$10.13	$8.01	$12.90	$12.43	$11.67
Value at end of period	$14.79	$15.07	$14.47	$12.20	$10.76	$11.44	$10.13	$8.01	$12.90	$12.43
Number of accumulation units outstanding at end of period	4,460	4,115	3,021	2,552	3,543	125	817	432	177	77
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.51	$14.84	$12.19	$10.71	$11.46	$10.10	$7.89	$13.31	$12.77	$11.26
Value at end of period	$15.14	$15.51	$14.84	$12.19	$10.71	$11.46	$10.10	$7.89	$13.31	$12.77
Number of accumulation units outstanding at end of period	3,396	2,762	833	1,233	5,178	513	388	252	153	36
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.62	$14.92	$12.25	$11.88						
Value at end of period	$15.26	$15.62	$14.92	$12.25						
Number of accumulation units outstanding at end of period	3,264	2,869	2,422	1,922						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.10	$11.54	$10.13	$9.04	$9.40	$8.46	$8.00			
Value at end of period	$11.87	$12.10	$11.54	$10.13	$9.04	$9.40	$8.46			
Number of accumulation units outstanding at end of period	14	13	11	8	6	4	2			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.61	$13.06	$12.38	$11.45	$11.57	$10.71	$9.27	$11.29	$10.89	$10.29
Value at end of period	$13.43	$13.61	$13.06	$12.38	$11.45	$11.57	$10.71	$9.27	$11.29	$10.89
Number of accumulation units outstanding at end of period	464	56	0	0	0	0	0	194	0	8
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.47	$20.43	$18.49	$16.70	$16.65	$15.21	$13.09	$17.38	$16.67	$15.60
Value at end of period	$21.12	$21.47	$20.43	$18.49	$16.70	$16.65	$15.21	$13.09	$17.38	$16.67
Number of accumulation units outstanding at end of period	1,014	1,007	996	986	1,031	1,892	1,703	1,564	1,289	917
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.13	$21.07	$17.46	$15.41	$16.10	$14.45	$11.71	$18.58	$17.95	$16.09
Value at end of period	$21.55	$22.13	$21.07	$17.46	$15.41	$16.10	$14.45	$11.71	$18.58	$17.95
Number of accumulation units outstanding at end of period	23	59	298	305	300	1,167	786	311	382	514
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.39	$20.34	$17.70	$15.81	$16.13	$14.61	$12.17	$17.76	$17.08	$15.59
Value at end of period	$20.96	$21.39	$20.34	$17.70	$15.81	$16.13	$14.61	$12.17	$17.76	$17.08
Number of accumulation units outstanding at end of period	533	535	419	700	758	791	780	871	843	984
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.02	$11.54	$12.01	$11.73	$11.11	$10.62	$10.68			
Value at end of period	$11.87	$12.02	$11.54	$12.01	$11.73	$11.11	$10.62			
Number of accumulation units outstanding at end of period	23	24	5	5	5	4	2			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.28	$24.61	$19.01	$16.58	$17.37	$14.44	$10.80	$14.92	$15.59	$13.70
Value at end of period	$26.42	$27.28	$24.61	$19.01	$16.58	$17.37	$14.44	$10.80	$14.92	$15.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	254	250	46	42	38
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.09	$28.29	$20.67	$17.53	$17.40	$13.95	$10.47	$18.09	$17.29	$15.23
Value at end of period	$27.23	$29.09	$28.29	$20.67	$17.53	$17.40	$13.95	$10.47	$18.09	$17.29
Number of accumulation units outstanding at end of period	1	1	16	16	75	1,112	932	937	915	860
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.54	$12.04	$11.75	$9.46	$10.12	$8.82	$6.69	$9.74		
Value at end of period	$13.16	$13.54	$12.04	$11.75	$9.46	$10.12	$8.82	$6.69		
Number of accumulation units outstanding at end of period	57	57	69	497	1,526	967	938	893		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$16.13	$12.60	$12.53	$11.00	$10.19	$8.08	$6.03	$9.96	$11.40	
Value at end of period	$16.37	$16.13	$12.60	$12.53	$11.00	$10.19	$8.08	$6.03	$9.96	
Number of accumulation units outstanding at end of period	806	783	742	714	13	37	28	18	13	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.33	$24.58	$18.51	$16.73	$17.81	$16.12	$12.43	$20.75	$20.21	$18.01
Value at end of period	$27.74	$27.33	$24.58	$18.51	$16.73	$17.81	$16.12	$12.43	$20.75	$20.21
Number of accumulation units outstanding at end of period	98	98	54	36	919	184	131	156	73	62
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$21.25	$20.33	$15.17	$13.43	$15.30	$12.09	$8.81	$13.57		
Value at end of period	$20.60	$21.25	$20.33	$15.17	$13.43	$15.30	$12.09	$8.81		
Number of accumulation units outstanding at end of period	35	29	25	21	320	27	19	17		

CFI 282

Condensed Financial Information (continued)

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$19.89	$18.49	$13.90	$11.88	$12.31	$10.85	$8.57	$13.68	$14.21	$12.44
Value at end of period	$18.43	$19.89	$18.49	$13.90	$11.88	$12.31	$10.85	$8.57	$13.68	$14.21
Number of accumulation units outstanding at end of period	262	144	144	136	259	2,850	2,470	2,225	76	1,909

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$17.52	$16.32	$13.25	$11.92	$12.22	$11.04	$9.13	$12.09	$11.85	$10.67
Value at end of period	$16.91	$17.52	$16.32	$13.25	$11.92	$12.22	$11.04	$9.13	$12.09	$11.85
Number of accumulation units outstanding at end of period	7,035	7,469	5,495	5,478	8,138	9,820	14,368	13,615	13,423	14,294

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during September 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$17.98	$16.57	$12.56	$11.12	$11.53	$10.40	$10.17			
Value at end of period	$17.20	$17.98	$16.57	$12.56	$11.12	$11.53	$10.40			
Number of accumulation units outstanding at end of period	1	1	16	0	0	269	269			

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$20.57	$20.69	$22.27	$18.97	$23.55	$19.86	$11.74	$24.45	$17.92	$13.39
Value at end of period	$17.08	$20.57	$20.69	$22.27	$18.97	$23.55	$19.86	$11.74	$24.45	$17.92
Number of accumulation units outstanding at end of period	481	346	241	214	885	523	485	405	251	196

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$29.85	$26.34	$20.31	$17.17	$17.11	$14.12	$11.40	$17.28	$17.13	$14.92
Value at end of period	$28.53	$29.85	$26.34	$20.31	$17.17	$17.11	$14.12	$11.40	$17.28	$17.13
Number of accumulation units outstanding at end of period	95	94	92	108	651	1,123	751	714	615	820

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)
(Funds were first received in this option during November 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$22.62	$21.18	$15.47	$13.22	$13.60	$10.89	$8.67	$12.56	$12.81	
Value at end of period	$21.47	$22.62	$21.18	$15.47	$13.22	$13.60	$10.89	$8.67	$12.56	
Number of accumulation units outstanding at end of period	0	0	0	0	345	281	16	7	1	

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$18.05	$17.89	$14.28	$11.91	$13.15	$11.49	$8.36	$14.20	$13.52	$11.63
Value at end of period	$18.52	$18.05	$17.89	$14.28	$11.91	$13.15	$11.49	$8.36	$14.20	$13.52
Number of accumulation units outstanding at end of period	6,150	5,790	4,929	5,399	9,845	12,899	17,633	19,338	21,850	22,250

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)
(Funds were first received in this option during October 2008)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$18.23	$18.43	$16.64	$14.53	$14.85	$12.66	$7.69	$8.45		
Value at end of period	$17.13	$18.23	$18.43	$16.64	$14.53	$14.85	$12.66	$7.69		
Number of accumulation units outstanding at end of period	0	0	0	0	0	115	115	44		

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$20.39	$18.44	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69	$12.34	$10.92
Value at end of period	$21.15	$20.39	$18.44	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69	$12.34
Number of accumulation units outstanding at end of period	196	624	14	19	317	6,848	6,491	5,791	514	4,539

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$21.74	$19.73	$14.81	$12.94	$13.63	$10.76	$7.46	$13.31	$11.91	$11.08
Value at end of period	$21.86	$21.74	$19.73	$14.81	$12.94	$13.63	$10.76	$7.46	$13.31	$11.91
Number of accumulation units outstanding at end of period	2,438	2,159	2,093	2,229	3,693	3,410	4,546	4,746	5,365	5,426

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$24.15	$22.80	$17.83	$15.44	$15.80	$13.95	$11.32	$17.86	$17.59	$14.98
Value at end of period	$22.16	$24.15	$22.80	$17.83	$15.44	$15.80	$13.95	$11.32	$17.86	$17.59
Number of accumulation units outstanding at end of period	5	5	5	5	684	76	96	89	80	101

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$36.35	$33.93	$24.72	$21.10	$21.64	$18.79	$13.33	$23.41	$21.61	$19.35
Value at end of period	$39.70	$36.35	$33.93	$24.72	$21.10	$21.64	$18.79	$13.33	$23.41	$21.61
Number of accumulation units outstanding at end of period	443	415	258	270	704	1,867	2,929	2,101	2,188	2,136

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.16	$15.55	$13.80	$11.79	$13.65	$12.17	$8.97	$18.03	$18.60	
Value at end of period	$14.80	$15.16	$15.55	$13.80	$11.79	$13.65	$12.17	$8.97	$18.03	
Number of accumulation units outstanding at end of period	17	13	10	8	5	0	13	13	94	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28	$10.20		
Value at end of period	$9.27	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28		
Number of accumulation units outstanding at end of period	608	302	286	276	5,123	2,433	2,731	2,352		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$12.63	$13.18	$10.23	$8.53	$9.18	$9.00				
Value at end of period	$11.50	$12.63	$13.18	$10.23	$8.53	$9.18				
Number of accumulation units outstanding at end of period	65	57	47	34	19	3				
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28	$7.94			
Value at end of period	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28			
Number of accumulation units outstanding at end of period	41	23	0	0	0	372	352			
WANGER SELECT										
Value at beginning of period	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92	$15.78	$14.64	$13.32
Value at end of period	$20.43	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92	$15.78	$14.64
Number of accumulation units outstanding at end of period	0	0	0	97	837	88	175	148	92	51
WANGER USA										
Value at beginning of period	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32	$14.00	$13.47	$12.67
Value at end of period	$21.28	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32	$14.00	$13.47
Number of accumulation units outstanding at end of period	311	93	93	93	357	5,828	5,342	4,832	603	3,259
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64	$13.11	$12.81	$11.02
Value at end of period	$18.52	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64	$13.11	$12.81
Number of accumulation units outstanding at end of period	207	202	470	468	1,267	1,696	1,925	1,529	2,194	3,367
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31	$21.28	$23.49	$19.63
Value at end of period	$32.33	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31	$21.28	$23.49
Number of accumulation units outstanding at end of period	159	159	269	269	279	801	955	786	945	871

TABLE 33

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	$12.83			
Value at end of period	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93			
Number of accumulation units outstanding at end of period	0	0	0	0	0	680	596			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55	$8.87			
Value at end of period	$15.40	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55			
Number of accumulation units outstanding at end of period	217	241	1,354	1,369	1,505	578	101			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83	$8.82			
Value at end of period	$15.50	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83			
Number of accumulation units outstanding at end of period	390	463	1,404	1,407	1,614	565	603			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.75	$11.62	$12.98	$12.35	$11.10	$11.00				
Value at end of period	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10				
Number of accumulation units outstanding at end of period	0	0	0	0	768	163				
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$19.00	$17.58	$12.35	$10.77	$11.55					
Value at end of period	$16.78	$19.00	$17.58	$12.35	$10.77					
Number of accumulation units outstanding at end of period	40	41	41	41	32					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$23.40	$22.33	$17.00	$15.25	$15.57	$12.63				
Value at end of period	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57				
Number of accumulation units outstanding at end of period	104	114	397	411	395	74				
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82	$17.47	$17.26	$16.11
Value at end of period	$21.85	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82	$17.47	$17.26
Number of accumulation units outstanding at end of period	177	177	177	177	361	177	177	178	237	270
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	$8.87		
Value at end of period	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,129	989	150		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.22	$13.80	$10.36	$9.03	$9.58	$8.10				
Value at end of period	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58				
Number of accumulation units outstanding at end of period	0	0	124	124	125	118				
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$18.80	$19.61	$16.56	$14.10	$16.57	$15.38	$11.22	$19.16	$16.36	$13.63
Value at end of period	$18.37	$18.80	$19.61	$16.56	$14.10	$16.57	$15.38	$11.22	$19.16	$16.36
Number of accumulation units outstanding at end of period	1,454	1,070	1,963	1,965	2,203	1,235	1,609	809	461	474
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$44.27	$40.14	$31.04	$27.06	$28.18	$24.41	$18.26	$32.24	$27.83	$25.29
Value at end of period	$43.90	$44.27	$40.14	$31.04	$27.06	$28.18	$24.41	$18.26	$32.24	$27.83
Number of accumulation units outstanding at end of period	1,994	1,179	1,623	2,578	4,221	4,140	6,050	6,546	5,944	12,425
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.54	$26.64	$21.11	$18.26	$18.36	$16.19	$12.62	$22.34	$22.34	$18.86
Value at end of period	$27.00	$28.54	$26.64	$21.11	$18.26	$18.36	$16.19	$12.62	$22.34	$22.34
Number of accumulation units outstanding at end of period	2,019	837	976	1,472	3,167	2,067	3,869	2,271	2,236	6,429

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.66	$25.22	$18.78	$16.62	$16.84	$13.77	$10.89	$20.93	$16.74	$15.90
Value at end of period	$29.20	$27.66	$25.22	$18.78	$16.62	$16.84	$13.77	$10.89	$20.93	$16.74
Number of accumulation units outstanding at end of period	2,300	2,266	2,698	4,985	10,097	5,694	7,724	6,516	4,855	8,551
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.17	$21.17	$16.47	$13.85	$16.97	$15.23	$12.22	$22.08	$19.10	$16.42
Value at end of period	$19.57	$19.17	$21.17	$16.47	$13.85	$16.97	$15.23	$12.22	$22.08	$19.10
Number of accumulation units outstanding at end of period	317	333	333	1,060	2,431	1,135	1,785	1,146	1,133	1,136
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62
Value at end of period	$24.63	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01
Number of accumulation units outstanding at end of period	8	8	8	334	726	0	325	768	705	643
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00	$7.39			
Value at end of period	$14.16	$13.91	$12.97	$10.01	$8.68	$8.98	$8.00			
Number of accumulation units outstanding at end of period	1,382	1,383	1,384	1,681	1,989	1,151	456			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.86	$17.35	$13.63	$12.54	$13.57	$12.24	$11.43			
Value at end of period	$16.83	$17.86	$17.35	$13.63	$12.54	$13.57	$12.24			
Number of accumulation units outstanding at end of period	128	128	128	128	313	172	24			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$52.87	$49.49	$35.85	$37.15						
Value at end of period	$54.69	$52.87	$49.49	$35.85						
Number of accumulation units outstanding at end of period	333	280	316	348						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49
Value at end of period	$13.58	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77
Number of accumulation units outstanding at end of period	1,754	1,917	2,174	2,176	6,554	2,109	2,693	2,674	3,315	3,171
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$32.93	$29.71	$22.78	$19.71	$20.30	$16.37	$11.48	$10.92		
Value at end of period	$33.74	$32.93	$29.71	$22.78	$19.71	$20.30	$16.37	$11.48		
Number of accumulation units outstanding at end of period	0	13	13	13	13	13	13	13		
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$25.69	$24.85	$25.26	$23.67	$22.51	$21.16	$18.97	$18.25		
Value at end of period	$25.36	$25.69	$24.85	$25.26	$23.67	$22.51	$21.16	$18.97		
Number of accumulation units outstanding at end of period	0	8	8	8	8	8	8	8		
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$24.54	$23.18	$18.33	$15.49	$18.23	$15.98	$11.78	$10.99		
Value at end of period	$23.62	$24.54	$23.18	$18.33	$15.49	$18.23	$15.98	$11.78		
Number of accumulation units outstanding at end of period	0	4	4	4	4	4	4	4		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.32	$10.98	$8.40	$8.09	$8.72	$7.19	$7.12			
Value at end of period	$11.75	$12.32	$10.98	$8.40	$8.09	$8.72	$7.19			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,445	2,159			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period			$10.07	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98
Value at end of period			$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13
Number of accumulation units outstanding at end of period			4	0	93	154	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.28	$14.68	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15
Value at end of period	$14.68	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15	$19.10
Number of accumulation units outstanding at end of period	1,279	1,835	2,209	1,229	1,002	1,644	432	0	0	0
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period		$11.28	$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21
Value at end of period		$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21	$15.88
Number of accumulation units outstanding at end of period		137	424	0	0	0	0	0	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$11.31	$13.84	$15.37	$13.99	$16.64	$20.78	$21.13
Value at end of period				$13.84	$15.37	$13.99	$16.64	$20.78	$21.13	$21.92
Number of accumulation units outstanding at end of period				1,006	962	723	549	548	547	546
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$39.62	$48.87	$64.43	$32.99	$59.05	$73.88	$59.61	$70.96	$75.74	$71.03
Value at end of period	$48.87	$64.43	$32.99	$59.05	$73.88	$59.61	$70.96	$75.74	$71.03	$60.13
Number of accumulation units outstanding at end of period	614	289	296	393	232	174	666	666	521	625
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$13.46	$14.32	$19.71	$22.52	$20.35	$24.30	$30.48	$30.71
Value at end of period			$14.32	$19.71	$22.52	$20.35	$24.30	$30.48	$30.71	$31.45
Number of accumulation units outstanding at end of period			13	13	13	13	13	13	13	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$12.43	$13.26	$12.90	$7.90	$10.68	$12.98	$12.51	$14.54	$20.20	$22.27
Value at end of period	$13.26	$12.90	$7.90	$10.68	$12.98	$12.51	$14.54	$20.20	$22.27	$20.64
Number of accumulation units outstanding at end of period	307	6	42	0	0	136	0	0	0	0
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$10.85	$11.83	$12.75	$8.70	$10.40	$11.47	$11.09	$12.16	$13.94	$14.83
Value at end of period	$11.83	$12.75	$8.70	$10.40	$11.47	$11.09	$12.16	$13.94	$14.83	$14.53
Number of accumulation units outstanding at end of period	64	114	192	960	0	342	235	0	0	731
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.83	$10.75	$11.71	$10.72	$12.50	$13.31	$14.65	$15.69	$14.03	$14.25
Value at end of period	$10.75	$11.71	$10.72	$12.50	$13.31	$14.65	$15.69	$14.03	$14.25	$13.66
Number of accumulation units outstanding at end of period	4	5	4	859	759	639	1,085	1,085	532	531
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$12.67	$12.71	$5.23	$9.00	$10.28	$7.76	$8.55	$8.26	$7.12
Value at end of period		$12.71	$5.23	$9.00	$10.28	$7.76	$8.55	$8.26	$7.12	$5.93
Number of accumulation units outstanding at end of period		930	1,170	38	81	120	126	126	126	126
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.67	$11.41	$11.89	$7.57	$11.96	$13.91	$13.47	$15.41	$17.01	$16.77
Value at end of period	$11.41	$11.89	$7.57	$11.96	$13.91	$13.47	$15.41	$17.01	$16.77	$15.87
Number of accumulation units outstanding at end of period	1,094	643	516	583	844	509	183	183	182	182
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2009)										
Value at beginning of period				$8.05	$8.23	$10.13	$8.55	$10.28	$13.10	$13.14
Value at end of period				$8.23	$10.13	$8.55	$10.28	$13.10	$13.14	$13.29
Number of accumulation units outstanding at end of period				960	1,086	0	0	0	0	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50	$12.37	$11.07
Value at end of period	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50	$12.37
Number of accumulation units outstanding at end of period	1,242	1,269	2,072	2,074	1,477	1,279	893	1,557	1,023	570
THE BOND FUND OF AMERICAᔆᴹ (CLASS R-4)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.40	$10.97	$11.36	$10.89	$10.38	$10.44				
Value at end of period	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38				
Number of accumulation units outstanding at end of period	0	0	0	0	59	59				
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50	$13.28	$12.15
Value at end of period	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50	$13.28
Number of accumulation units outstanding at end of period	2,027	1,471	1,673	2,355	3,270	1,134	1,554	649	704	1,172
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28	$20.16	$19.38	$17.89
Value at end of period	$23.86	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28	$20.16	$19.38
Number of accumulation units outstanding at end of period	457	458	459	561	599	1,420	1,459	1,357	1,097	844
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62	$11.56	$10.67	$9.99
Value at end of period	$12.45	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62	$11.56	$10.67
Number of accumulation units outstanding at end of period	487	283	288	1,412	1,076	454	1,304	699	1,120	1,060
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.31									
Number of accumulation units outstanding at end of period	873									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27	$16.71	$15.80	$14.04
Value at end of period	$22.63	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27	$16.71	$15.80
Number of accumulation units outstanding at end of period	4,447	3,174	3,220	7,133	9,334	10,332	13,350	7,858	7,122	8,085
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	$12.67			
Value at end of period	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78			
Number of accumulation units outstanding at end of period	71	88	343	343	495	793	611			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62	$22.02	$21.28	$18.85
Value at end of period	$30.05	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62	$22.02	$21.28
Number of accumulation units outstanding at end of period	2,402	2,041	2,043	2,318	5,764	2,891	6,208	3,313	3,243	4,510
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24
Value at end of period	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82
Number of accumulation units outstanding at end of period	1,340	1,142	1,143	1,737	2,318	2,168	3,104	2,902	2,693	5,353
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33
Value at end of period	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18
Number of accumulation units outstanding at end of period	0	15	15	509	2,426	28	719	612	514	980
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24	$16.91	$16.19	$15.79
Value at end of period	$21.20	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24	$16.91	$16.19
Number of accumulation units outstanding at end of period	422	41	41	42	1,295	977	1,491	1,041	1,018	977

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	$6.86			
Value at end of period	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44			
Number of accumulation units outstanding at end of period	0	12	12	12	36	37	38			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.24	$15.41	$11.94	$10.27	$10.30					
Value at end of period	$18.07	$17.24	$15.41	$11.94	$10.27					
Number of accumulation units outstanding at end of period	5,609	3,645	2,608	4,629	5,342					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07	$9.31	
Value at end of period	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07	
Number of accumulation units outstanding at end of period	4,745	2,160	2,160	1,913	3,488	2,288	3,288	1,156	1,224	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96	$14.57	$11.77	$11.08
Value at end of period	$24.39	$24.63	$22.97	$17.67	$15.71	$16.02	$12.48	$8.96	$14.57	$11.77
Number of accumulation units outstanding at end of period	28	28	365	71	189	22	0	76	80	152
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36	$13.21	$12.75	$12.34
Value at end of period	$12.11	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36	$13.21	$12.75
Number of accumulation units outstanding at end of period	3,168	3,008	2,739	2,718	3,190	1,614	4,626	5,570	4,415	592
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.18	$13.36	$10.38	$10.22						
Value at end of period	$14.90	$15.18	$13.36	$10.38						
Number of accumulation units outstanding at end of period	705	705	706	830						
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$23.33	$20.94	$16.10	$14.28	$14.28					
Value at end of period	$24.73	$23.33	$20.94	$16.10	$14.28					
Number of accumulation units outstanding at end of period	0	0	0	0	32					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06	$6.86			
Value at end of period	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06			
Number of accumulation units outstanding at end of period	0	0	0	0	49	0	839			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.94	$18.94	$14.63	$12.81	$12.81					
Value at end of period	$19.85	$20.94	$18.94	$14.63	$12.81					
Number of accumulation units outstanding at end of period	0	0	0	0	34					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63
Value at end of period	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19
Number of accumulation units outstanding at end of period	963	1,267	1,292	2,202	2,870	2,327	4,023	2,623	2,629	2,829
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11	$12.45	$12.08	$11.18
Value at end of period	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11	$12.45	$12.08
Number of accumulation units outstanding at end of period	1,309	0	1,603	1,603	1,664	96	1,297	0	0	1,452

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99	$12.88	$12.42	$11.91
Value at end of period	$14.71	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99	$12.88	$12.42
Number of accumulation units outstanding at end of period	673	675	676	678	2,449	740	685	2,270	1,810	425
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.44	$14.77	$12.15	$10.68	$11.43	$11.20				
Value at end of period	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43				
Number of accumulation units outstanding at end of period	0	0	0	0	737	28				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.58	$14.89	$12.24	$10.75	$11.50	$11.27				
Value at end of period	$15.22	$15.58	$14.89	$12.24	$10.75	$11.50				
Number of accumulation units outstanding at end of period	0	0	0	0	917	18				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.06	$11.51	$10.10	$9.02	$9.39	$8.45	$8.17			
Value at end of period	$11.83	$12.06	$11.51	$10.10	$9.02	$9.39	$8.45			
Number of accumulation units outstanding at end of period	328	237	401	293	174	189	163			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.55	$13.00	$12.34	$11.41	$11.59					
Value at end of period	$13.36	$13.55	$13.00	$12.34	$11.41					
Number of accumulation units outstanding at end of period	917	918	804	673	671					
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.99	$11.53	$10.68	$9.68	$9.90	$9.04	$8.95			
Value at end of period	$11.77	$11.99	$11.53	$10.68	$9.68	$9.90	$9.04			
Number of accumulation units outstanding at end of period	10	434	438	374	258	134	3			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.27	$20.25	$18.34	$16.57	$16.53	$15.11	$13.01	$17.28	$16.58	$15.53
Value at end of period	$20.91	$21.27	$20.25	$18.34	$16.57	$16.53	$15.11	$13.01	$17.28	$16.58
Number of accumulation units outstanding at end of period	148	149	149	149	227	228	246	247	248	249
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.92	$20.88	$17.32	$15.29	$15.99	$14.35	$11.63	$18.47	$17.85	$16.01
Value at end of period	$21.34	$21.92	$20.88	$17.32	$15.29	$15.99	$14.35	$11.63	$18.47	$17.85
Number of accumulation units outstanding at end of period	668	869	873	1,045	1,667	1,655	1,762	2,745	2,986	2,872
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.19	$20.16	$17.55	$15.69	$16.02	$14.51	$12.09	$17.66	$16.99	$15.52
Value at end of period	$20.76	$21.19	$20.16	$17.55	$15.69	$16.02	$14.51	$12.09	$17.66	$16.99
Number of accumulation units outstanding at end of period	48	48	151	858	1,571	1,232	1,641	1,272	1,435	3,434
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.98	$11.50	$11.98	$11.71	$11.09	$11.18				
Value at end of period	$11.83	$11.98	$11.50	$11.98	$11.71	$11.09				
Number of accumulation units outstanding at end of period	0	0	0	0	730	111				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$27.11	$24.47	$18.91	$16.50	$17.46					
Value at end of period	$26.24	$27.11	$24.47	$18.91	$16.50					
Number of accumulation units outstanding at end of period	531	531	531	531	2					

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.91	$28.13	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20
Value at end of period	$27.05	$28.91	$28.13	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25
Number of accumulation units outstanding at end of period	726	726	726	758	412	75	31	265	89	4
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.50	$12.01	$11.73	$9.44	$10.11	$8.82	$6.69	$9.74		
Value at end of period	$13.11	$13.50	$12.01	$11.73	$9.44	$10.11	$8.82	$6.69		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	6		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.06	$12.55	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28	$12.36
Value at end of period	$16.29	$16.06	$12.55	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28
Number of accumulation units outstanding at end of period	0	0	0	0	6	6	6	68	42	13
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$27.16	$24.44	$18.41	$16.65	$17.73	$16.06	$12.39	$20.69	$20.10	
Value at end of period	$27.55	$27.16	$24.44	$18.41	$16.65	$17.73	$16.06	$12.39	$20.69	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	27	4	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$15.34	$14.92	$10.82	$9.62	$10.70					
Value at end of period	$14.66	$15.34	$14.92	$10.82	$9.62					
Number of accumulation units outstanding at end of period	0	0	0	0	79					
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$21.15	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$13.44		
Value at end of period	$20.49	$21.15	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80		
Number of accumulation units outstanding at end of period	72	72	405	467	516	126	634	38		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.76	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42
Value at end of period	$18.31	$19.76	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17
Number of accumulation units outstanding at end of period	992	1,114	1,114	1,115	489	0	0	40	341	334
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.44	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66
Value at end of period	$16.82	$17.44	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84
Number of accumulation units outstanding at end of period	4,351	3,392	3,737	3,741	7,593	4,626	5,770	7,418	4,996	7,363
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$11.70		
Value at end of period	$17.11	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50		
Number of accumulation units outstanding at end of period	0	0	0	0	282	0	0	4		
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$15.75
Value at end of period	$16.99	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90
Number of accumulation units outstanding at end of period	72	73	73	74	231	581	449	171	120	351
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.58	
Value at end of period	$28.33	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	
Number of accumulation units outstanding at end of period	1,352	1,362	1,362	1,317	216	1	1	99	44	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86	$9.91			
Value at end of period	$21.36	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86			
Number of accumulation units outstanding at end of period	133	134	134	134	127	83	27			
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62
Value at end of period	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51
Number of accumulation units outstanding at end of period	4,898	2,919	3,627	10,419	18,889	11,567	23,132	14,371	13,201	24,167
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68	$11.04	$10.95	
Value at end of period	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68	$11.04	
Number of accumulation units outstanding at end of period	432	432	0	0	0	0	0	9	1	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$10.91
Value at end of period	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33
Number of accumulation units outstanding at end of period	4,715	4,748	5,666	4,807	5,011	2,937	1,320	995	741	1,813
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	$11.07
Value at end of period	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90
Number of accumulation units outstanding at end of period	8,483	7,072	8,201	8,737	16,659	9,032	13,852	11,581	8,707	14,603
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.01	$22.68	$17.75	$15.37	$15.74	$13.90	$11.29	$17.82	$17.56	$14.97
Value at end of period	$22.02	$24.01	$22.68	$17.75	$15.37	$15.74	$13.90	$11.29	$17.82	$17.56
Number of accumulation units outstanding at end of period	171	267	268	268	379	511	511	517	378	230
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$36.02	$33.64	$24.52	$20.93	$21.48	$18.66	$13.25	$23.27	$21.50	$19.26
Value at end of period	$39.31	$36.02	$33.64	$24.52	$20.93	$21.48	$18.66	$13.25	$23.27	$21.50
Number of accumulation units outstanding at end of period	530	218	299	2,349	3,000	1,125	4,894	1,335	1,235	1,237
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27	$10.20		
Value at end of period	$9.23	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27		
Number of accumulation units outstanding at end of period	935	935	936	1,888	1,886	2,131	4,407	4,559		
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	$10.98	
Value at end of period	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	
Number of accumulation units outstanding at end of period	854	854	0	0	170	1,164	937	1,375	1,070	
WANGER SELECT										
Value at beginning of period	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	$12.40
Value at end of period	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62
Number of accumulation units outstanding at end of period	847	847	847	848	169	1,552	1,273	789	787	717
WANGER USA										
Value at beginning of period	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	$12.66
Value at end of period	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46
Number of accumulation units outstanding at end of period	0	0	0	0	120	1,076	913	275	349	324
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09	$12.79	$11.01
Value at end of period	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09	$12.79
Number of accumulation units outstanding at end of period	160	221	466	245	723	0	0	149	170	133

CFI 292

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$19.58	$23.41	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12
Value at end of period	$23.41	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12	$32.08
Number of accumulation units outstanding at end of period	28	45	21	4	4	4	0	0	0	0

TABLE 34

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS

WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

ALGER GREEN FUND (CLASS A)

(Funds were first received in this option during May 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$10.00	$12.96	$14.02	$13.12	$14.88	$19.81	$20.50
Value at end of period				$12.96	$14.02	$13.12	$14.88	$19.81	$20.50	$20.74
Number of accumulation units outstanding at end of period				17,841	33,327	33,167	30,680	39,402	34,110	38,909

ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)

(Funds were first received in this option during June 2008)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period			$9.61	$6.09	$6.99	$7.78	$7.82	$8.82	$11.55	$12.73
Value at end of period			$6.09	$6.99	$7.78	$7.82	$8.82	$11.55	$12.73	$11.91
Number of accumulation units outstanding at end of period			426	426	426	0	0	0	0	0

AMANA GROWTH FUND (INVESTOR CLASS)

(Funds were first received in this option during May 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$9.78	$12.27	$14.04	$13.61	$14.95	$18.13	$20.42
Value at end of period				$12.27	$14.04	$13.61	$14.95	$18.13	$20.42	$20.08
Number of accumulation units outstanding at end of period				93,645	244,636	336,271	377,898	399,081	412,623	341,062

AMANA INCOME FUND (INVESTOR CLASS)

(Funds were first received in this option during May 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$9.81	$12.01	$13.31	$13.40	$14.51	$18.58	$20.03
Value at end of period				$12.01	$13.31	$13.40	$14.51	$18.58	$20.03	$19.21
Number of accumulation units outstanding at end of period				142,723	376,353	490,630	553,337	623,524	598,156	561,135

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)

(Funds were first received in this option during May 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$10.07	$10.69	$11.14	$12.43	$13.10	$11.76	$11.92
Value at end of period				$10.69	$11.14	$12.43	$13.10	$11.76	$11.92	$11.52
Number of accumulation units outstanding at end of period				182,946	259,552	591,126	647,130	408,029	374,194	324,490

AMERICAN FUNDS® – CAPITAL INCOME BUILDER® (CLASS R-4)

(Funds were first received in this option during May 2015)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period										$10.09
Value at end of period										$9.29
Number of accumulation units outstanding at end of period										11,635

ARIEL FUND (INVESTOR CLASS)

(Funds were first received in this option during May 2010)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period					$10.25	$11.54	$10.10	$12.01	$17.15	$18.80
Value at end of period					$11.54	$10.10	$12.01	$17.15	$18.80	$17.80
Number of accumulation units outstanding at end of period					38,754	83,460	66,427	192,705	187,146	203,524

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$5.56	$9.99		
Value at end of period	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$5.56		
Number of accumulation units outstanding at end of period	506,293	452,582	395,930	208,888	136,630	133,229	88,129	20,632		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.22	$17.74	$12.43	$10.81	$11.71	$9.49				
Value at end of period	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71				
Number of accumulation units outstanding at end of period	357,894	437,609	373,361	189,894	169,341	93,780				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.14									
Number of accumulation units outstanding at end of period	25,368									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.05									
Value at end of period	$10.06									
Number of accumulation units outstanding at end of period	508,695									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.74	$22.59	$17.16	$15.35	$15.64	$12.60	$10.38			
Value at end of period	$21.82	$23.74	$22.59	$17.16	$15.35	$15.64	$12.60			
Number of accumulation units outstanding at end of period	94,355	119,794	131,769	100,885	111,689	73,296	9,887			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83	$24.82	$24.46	$22.77
Value at end of period	$31.66	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83	$24.82	$24.46
Number of accumulation units outstanding at end of period	378,632	410,550	418,686	456,674	482,274	504,098	544,542	623,036	750,365	856,505
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.14	$11.00	$10.81	$9.46	$9.95					
Value at end of period	$14.67	$14.14	$11.00	$10.81	$9.46					
Number of accumulation units outstanding at end of period	256,081	202,339	86,635	63,769	24,589					
COLUMBIA^SM ACORN® FUND (CLASS Z)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.35	$15.42	$11.93	$10.24	$10.87	$8.74	$6.34	$9.87		
Value at end of period	$14.93	$15.35	$15.42	$11.93	$10.24	$10.87	$8.74	$6.34		
Number of accumulation units outstanding at end of period	480	3,807	3,506	3,277	3,003	2,722	2,383	1,928		
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17	$9.52		
Value at end of period	$13.06	$13.53	$12.26	$9.48	$8.35	$8.91	$7.76	$6.17		
Number of accumulation units outstanding at end of period	189,100	202,378	210,871	186,616	168,127	151,439	88,604	54,341		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08	$10.17		
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64	$7.94	$6.08		
Number of accumulation units outstanding at end of period	152,872	172,083	88,455	74,528	76,361	57,829	34,658	16,918		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$12.52	$12.03	$10.35							
Value at end of period	$11.57	$12.52	$12.03							
Number of accumulation units outstanding at end of period	18,690	11,293	3,842							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.31	$20.09	$16.92	$14.38	$16.85	$15.60	$11.35	$19.34	$16.47	$13.69
Value at end of period	$18.91	$19.31	$20.09	$16.92	$14.38	$16.85	$15.60	$11.35	$19.34	$16.47
Number of accumulation units outstanding at end of period	2,399,657	2,509,696	2,644,801	2,823,848	3,072,528	3,213,485	3,252,868	3,083,530	2,852,300	2,802,671
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84	$31.73	$28.76
Value at end of period	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84	$31.73
Number of accumulation units outstanding at end of period	4,733,596	5,132,547	5,517,345	5,998,782	6,618,156	7,117,352	7,681,516	8,286,539	9,575,560	11,199,576
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10	$26.66	$26.59	$22.40
Value at end of period	$32.87	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10	$26.66	$26.59
Number of accumulation units outstanding at end of period	1,724,287	1,927,323	2,125,694	2,348,189	2,627,468	2,949,902	3,266,009	3,663,836	4,395,497	5,182,053
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96
Value at end of period	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95
Number of accumulation units outstanding at end of period	2,786,258	3,009,629	3,137,717	3,419,263	3,713,244	3,972,441	4,255,040	4,753,255	5,530,478	6,753,788
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$17.75									
Value at end of period	$16.71									
Number of accumulation units outstanding at end of period	169									
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20	$23.78	$20.53	$17.60
Value at end of period	$21.51	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20	$23.78	$20.53
Number of accumulation units outstanding at end of period	365,456	386,509	424,761	451,126	524,509	578,608	688,072	762,220	959,982	1,067,522
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80
Value at end of period	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25
Number of accumulation units outstanding at end of period	705,843	800,450	909,417	954,573	1,029,137	1,100,589	1,107,964	1,140,864	1,184,182	1,444,904
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	$10.10		
Value at end of period	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10		
Number of accumulation units outstanding at end of period	1,112,564	948,483	914,856	881,974	944,377	888,051	785,000	325,547		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	$9.78			
Value at end of period	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26			
Number of accumulation units outstanding at end of period	39,996	41,276	43,248	43,289	56,250	57,907	43,590			
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.24	$49.71	$35.92	$37.16						
Value at end of period	$55.21	$53.24	$49.71	$35.92						
Number of accumulation units outstanding at end of period	161,189	175,757	177,331	187,772						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64
Value at end of period	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96
Number of accumulation units outstanding at end of period	764,571	845,007	920,024	1,023,596	1,121,646	1,254,149	1,425,089	1,576,599	1,796,063	2,116,658

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y) (Funds were first received in this option during May 2015)										
Value at beginning of period										$11.46
Value at end of period										$10.36
Number of accumulation units outstanding at end of period										80,746
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.93	$29.45	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91
Value at end of period	$29.45	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59
Number of accumulation units outstanding at end of period	10,331	8,256	6,529	6,066	5,314	3,648	3,747	2,666	2,357	2,140
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$23.58	$26.46	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62
Value at end of period	$26.46	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03
Number of accumulation units outstanding at end of period	14,613	12,559	10,622	10,173	9,639	9,050	9,043	5,889	4,791	4,150
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.57	$21.18	$22.38	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21
Value at end of period	$21.18	$22.38	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21	$31.88
Number of accumulation units outstanding at end of period	4,152	3,196	3,020	1,474	1,484	1,447	624	593	605	614
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.50	$25.10	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40
Value at end of period	$25.10	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30
Number of accumulation units outstanding at end of period	11,015	8,091	6,444	5,389	5,019	4,270	4,186	3,819	2,277	1,406
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.49	$20.34	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97
Value at end of period	$20.34	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30
Number of accumulation units outstanding at end of period	5,392	4,554	3,478	3,233	2,757	1,926	2,024	1,722	1,584	1,609
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES) (Funds were first received in this option during May 2007)										
Value at beginning of period		$9.98	$8.74	$5.30	$7.24	$8.80	$8.19	$8.52	$11.16	$12.56
Value at end of period		$8.74	$5.30	$7.24	$8.80	$8.19	$8.52	$11.16	$12.56	$12.00
Number of accumulation units outstanding at end of period		8,756	12,947	30,093	48,476	67,635	40,005	42,673	54,761	88,004
LKCM AQUINAS GROWTH FUND (Funds were first received in this option during March 2015)										
Value at beginning of period										$16.25
Value at end of period										$16.25
Number of accumulation units outstanding at end of period										684
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS) (Funds were first received in this option during May 2008)										
Value at beginning of period			$10.35	$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27
Value at end of period			$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44
Number of accumulation units outstanding at end of period			13,495	72,170	124,844	178,748	191,284	202,776	188,554	173,914
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$13.43	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84
Value at end of period	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80
Number of accumulation units outstanding at end of period	2,555,514	2,009,152	1,608,995	1,486,108	1,333,018	1,224,326	1,078,778	987,181	877,036	792,164
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M) (Funds were first received in this option during May 2013)										
Value at beginning of period								$9.94	$9.71	$10.15
Value at end of period								$9.71	$10.15	$10.02
Number of accumulation units outstanding at end of period								36,068	209,536	329,211

CFI 296

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$9.64	$10.69	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56
Value at end of period	$10.69	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26
Number of accumulation units outstanding at end of period	26,098	71,654	99,707	106,032	156,370	191,547	178,096	236,579	185,351	160,815
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$12.44	$14.72	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70
Value at end of period	$14.72	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70	$22.57
Number of accumulation units outstanding at end of period	658,350	708,559	800,025	813,928	822,617	818,726	817,966	784,426	778,871	812,491
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period									$20.45	$20.68
Value at end of period									$20.68	$20.10
Number of accumulation units outstanding at end of period									2,691	6,713
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$40.16	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63
Value at end of period	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49
Number of accumulation units outstanding at end of period	1,259,577	1,150,491	1,006,711	1,135,349	1,179,705	1,095,189	1,021,259	924,300	860,216	789,046
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$20.40	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02
Value at end of period	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87
Number of accumulation units outstanding at end of period	21,550	13,019	7,491	5,992	4,832	3,922	3,635	3,018	2,292	2,254
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA										
Value at beginning of period	$14.20	$15.07	$16.33	$13.83	$16.23	$18.43	$18.36	$20.58	$20.30	$20.62
Value at end of period	$15.07	$16.33	$13.83	$16.23	$18.43	$18.36	$20.58	$20.30	$20.62	$19.90
Number of accumulation units outstanding at end of period	3,767	2,952	2,902	1,650	1,614	1,458	1,006	742	774	821
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$11.72	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81
Value at end of period	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20
Number of accumulation units outstanding at end of period	201,230	237,160	223,505	261,711	235,384	215,726	207,442	272,934	271,795	301,639
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$10.99	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37
Value at end of period	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10
Number of accumulation units outstanding at end of period	1,334,312	1,239,502	1,219,997	1,020,315	848,392	759,420	656,540	593,399	560,921	512,589
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$7.30
Value at end of period										$5.39
Number of accumulation units outstanding at end of period										16,952
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.87	$10.83	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64
Value at end of period	$10.83	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06
Number of accumulation units outstanding at end of period	763,468	792,441	1,327,095	1,515,335	1,632,383	1,723,167	1,990,404	1,499,230	1,259,375	1,066,368
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period		$10.20	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25
Value at end of period		$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06
Number of accumulation units outstanding at end of period		890,313	667,484	888,247	666,366	519,891	414,326	363,217	340,439	319,662
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$10.72	$11.48	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22
Value at end of period	$11.48	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34
Number of accumulation units outstanding at end of period	299,696	466,382	403,226	424,205	392,165	373,129	355,315	354,462	341,287	300,180

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.22	$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36
Value at end of period			$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54
Number of accumulation units outstanding at end of period			22,554	116,361	249,646	273,302	299,103	362,305	329,837	376,679
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$9.90
Value at end of period										$9.91
Number of accumulation units outstanding at end of period										67,440
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$11.11	$12.45	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87
Value at end of period	$12.45	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87	$19.73
Number of accumulation units outstanding at end of period	1,078,607	1,766,942	2,251,199	2,445,057	2,717,506	2,668,796	2,529,944	2,321,197	2,136,200	1,794,564
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$9.96	$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60
Value at end of period			$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48
Number of accumulation units outstanding at end of period			82,235	196,860	203,373	250,274	284,761	229,376	230,797	260,902
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$12.20	$13.37	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69
Value at end of period	$13.37	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53
Number of accumulation units outstanding at end of period	4,627,282	4,415,753	4,851,610	5,228,768	5,018,725	4,708,634	4,192,923	3,974,654	3,718,540	3,481,327
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period						$9.85	$8.73	$7.58	$3.64	$3.29
Value at end of period						$8.73	$7.58	$3.64	$3.29	$2.38
Number of accumulation units outstanding at end of period						137,568	255,027	480,108	729,869	744,951
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.19	$28.45	$29.66	$21.06	$24.80	$27.95	$27.24	$30.57	$35.23	$36.96
Value at end of period	$28.45	$29.66	$21.06	$24.80	$27.95	$27.24	$30.57	$35.23	$36.96	$35.82
Number of accumulation units outstanding at end of period	8,919,427	7,300,680	5,925,048	5,334,428	4,726,915	4,164,502	3,728,508	3,361,515	2,985,875	2,665,091
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period										$9.92
Value at end of period										$9.61
Number of accumulation units outstanding at end of period										44,909
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.01	$10.72	$11.51	$9.60	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54
Value at end of period	$10.72	$11.51	$9.60	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54	$12.79
Number of accumulation units outstanding at end of period	3,448,907	3,488,684	3,183,171	2,830,785	2,707,913	2,370,465	2,036,217	1,685,737	1,478,739	1,288,132
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period									$10.16	$10.14
Value at end of period									$10.14	$9.68
Number of accumulation units outstanding at end of period									36,392	38,659
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.01
Value at end of period										$9.33
Number of accumulation units outstanding at end of period										2,309,644

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$11.06	$10.68	$11.01	$10.84	$10.22	$10.08				
Value at end of period	$11.10	$11.06	$10.68	$11.01	$10.84	$10.22				
Number of accumulation units outstanding at end of period	31,839	25,308	34,770	52,336	15,824	14,263				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$36.90	$33.75	$26.15	$22.87	$23.22	$20.60	$16.02	$26.00	$24.52	$21.74
Value at end of period	$35.92	$36.90	$33.75	$26.15	$22.87	$23.22	$20.60	$16.02	$26.00	$24.52
Number of accumulation units outstanding at end of period	12,982,481	14,417,998	16,011,541	16,228,725	18,198,774	20,431,688	21,593,139	23,673,745	28,514,397	34,440,079
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48
Value at end of period	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28
Number of accumulation units outstanding at end of period	398,402	458,501	508,619	596,524	492,853	466,291	353,816	176,822	216,385	202,022
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30
Value at end of period	$31.53	$31.66	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84
Number of accumulation units outstanding at end of period	3,177,360	3,446,069	3,687,909	4,094,819	4,493,943	4,978,831	5,564,181	6,093,123	7,647,788	9,473,651
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63
Value at end of period	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30
Number of accumulation units outstanding at end of period	1,678,790	1,846,382	2,047,199	2,279,454	2,506,419	2,749,008	3,050,514	3,310,499	3,993,638	5,155,750
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62
Value at end of period	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56
Number of accumulation units outstanding at end of period	1,008,829	1,088,904	1,209,579	1,316,636	1,426,343	1,553,228	1,668,191	1,789,693	2,226,410	2,836,624
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$15.94	$15.53								
Value at end of period	$15.45	$15.94								
Number of accumulation units outstanding at end of period	202	47								
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.02	$15.25	$12.44	$10.87	$11.92					
Value at end of period	$15.52	$16.02	$15.25	$12.44	$10.87					
Number of accumulation units outstanding at end of period	11,712	4,220	2,499	11,020	2,300					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$20.55	$19.63	$19.10
Value at end of period	$26.29	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$20.55	$19.63
Number of accumulation units outstanding at end of period	3,246,047	2,586,688	2,824,325	3,220,733	3,608,131	4,034,861	4,443,611	4,992,356	5,973,104	6,748,054
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92	$10.24		
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92		
Number of accumulation units outstanding at end of period	825,996	736,960	687,777	710,245	726,535	730,075	793,507	20,029		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.42	$15.53	$12.01	$10.30	$10.31					
Value at end of period	$18.30	$17.42	$15.53	$12.01	$10.30					
Number of accumulation units outstanding at end of period	5,813,900	6,318,865	3,798,082	3,955,615	3,976,861					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34	
Value at end of period	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	
Number of accumulation units outstanding at end of period	5,744,731	6,422,695	5,608,618	4,655,071	5,203,881	3,189,588	3,494,296	3,716,467	4,247,992	

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.21	$11.93	$14.81	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47
Value at end of period	$11.93	$14.81	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47	$25.28
Number of accumulation units outstanding at end of period	194,641	233,721	336,536	350,404	486,920	685,705	740,440	1,214,187	1,108,760	1,069,881
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.14	$14.65	$15.21	$15.42	$15.28	$15.13	$14.94	$14.76	$14.58	$14.40
Value at end of period	$14.65	$15.21	$15.42	$15.28	$15.13	$14.94	$14.76	$14.58	$14.40	$14.23
Number of accumulation units outstanding at end of period	4,497,051	5,050,683	5,263,804	3,804,116	3,155,129	3,083,034	2,419,855	2,347,332	2,071,648	1,972,404
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.90	$10.79	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51
Value at end of period	$10.79	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27
Number of accumulation units outstanding at end of period	83,139	304,477	294,259	295,328	280,121	271,221	244,550	205,850	189,072	205,742
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.70	$12.54	$13.96	$14.37	$16.25	$21.19	$23.66
Value at end of period				$12.54	$13.96	$14.37	$16.25	$21.19	$23.66	$25.14
Number of accumulation units outstanding at end of period				50,519	63,418	94,374	156,920	175,102	215,180	274,645
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period			$9.88	$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08
Value at end of period			$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20
Number of accumulation units outstanding at end of period			87,066	308,594	340,576	382,525	496,753	697,004	808,814	917,039
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$10.05	$11.83	$12.98	$12.89	$14.76	$19.17	$21.24
Value at end of period				$11.83	$12.98	$12.89	$14.76	$19.17	$21.24	$20.19
Number of accumulation units outstanding at end of period				61,985	70,722	86,293	124,097	128,666	139,068	156,759
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$11.40	$12.82	$15.93	$15.39	$17.55	$23.38	$25.66
Value at end of period				$12.82	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14
Number of accumulation units outstanding at end of period				80,841	98,807	95,197	108,034	116,143	121,526	141,335
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.33	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72
Value at end of period			$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05
Number of accumulation units outstanding at end of period			35,364	116,466	197,862	223,057	276,800	427,678	507,474	576,277
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period			$10.32	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75
Value at end of period			$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79
Number of accumulation units outstanding at end of period			42,015	89,805	173,789	213,304	268,465	370,548	414,345	486,574
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.00	$8.89	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16
Value at end of period	$8.89	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79
Number of accumulation units outstanding at end of period	257,895	222,962	251,417	281,665	426,250	492,735	546,751	637,425	623,223	707,231
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.15	$27.86	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85
Value at end of period	$27.86	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88
Number of accumulation units outstanding at end of period	1,927,278	1,493,746	1,285,065	1,202,464	1,135,532	1,049,345	953,884	867,409	792,558	734,932

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91
Value at end of period	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13
Number of accumulation units outstanding at end of period	2,298,412	2,221,401	2,100,900	2,053,759	1,927,090	1,736,917	1,538,141	1,273,395	924,041	382,746
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07
Value at end of period	$15.10	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47
Number of accumulation units outstanding at end of period	2,096,738	1,986,043	1,895,467	1,763,781	1,555,614	1,312,690	1,094,385	753,836	524,486	270,076
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27
Value at end of period	$15.47	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81
Number of accumulation units outstanding at end of period	1,578,463	1,481,469	1,407,811	1,283,490	1,175,901	998,828	851,091	587,537	406,376	192,260
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$15.77	$15.03	$12.32	$10.80	$11.52	$10.04				
Value at end of period	$15.44	$15.77	$15.03	$12.32	$10.80	$11.52				
Number of accumulation units outstanding at end of period	216,317	167,589	128,686	72,996	43,831	5,315				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$12.26	$11.68	$10.22	$9.10	$9.45	$8.49	$6.91	$9.11		
Value at end of period	$12.05	$12.26	$11.68	$10.22	$9.10	$9.45	$8.49	$6.91		
Number of accumulation units outstanding at end of period	120,992	110,414	93,734	70,385	74,298	50,055	37,361	10,722		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30
Value at end of period	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92
Number of accumulation units outstanding at end of period	1,031,326	132,048	111,348	129,265	139,177	194,639	192,704	196,649	155,681	81,541
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$12.19	$11.69	$10.81	$9.77	$9.96	$9.07	$7.64	$9.37		
Value at end of period	$11.99	$12.19	$11.69	$10.81	$9.77	$9.96	$9.07	$7.64		
Number of accumulation units outstanding at end of period	170,067	167,803	143,939	124,090	124,292	85,320	54,766	32,181		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.43	$23.20	$20.95	$18.89	$18.79	$17.13	$14.72	$19.50	$18.66	$17.44
Value at end of period	$24.08	$24.43	$23.20	$20.95	$18.89	$18.79	$17.13	$14.72	$19.50	$18.66
Number of accumulation units outstanding at end of period	277,195	326,969	331,686	315,415	341,198	355,572	403,276	456,136	528,594	636,203
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.13	$24.83	$20.54	$18.09	$18.86	$16.90	$13.66	$21.63	$20.86	$18.66
Value at end of period	$25.50	$26.13	$24.83	$20.54	$18.09	$18.86	$16.90	$13.66	$21.63	$20.86
Number of accumulation units outstanding at end of period	836,783	889,304	941,982	999,625	1,104,552	1,175,203	1,240,399	1,321,161	1,500,034	1,757,979
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.85	$23.58	$20.48	$18.26	$18.59	$16.81	$13.97	$20.34	$19.53	$17.79
Value at end of period	$24.40	$24.85	$23.58	$20.48	$18.26	$18.59	$16.81	$13.97	$20.34	$19.53
Number of accumulation units outstanding at end of period	714,178	733,755	780,500	845,290	911,715	959,016	998,232	1,080,870	1,218,032	1,391,338
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19	$9.98		
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19		
Number of accumulation units outstanding at end of period	267,497	268,293	218,457	336,062	374,699	156,461	160,284	81,101		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80
Value at end of period	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74
Number of accumulation units outstanding at end of period	256,698	263,240	289,776	284,537	304,232	287,864	245,400	234,493	293,646	401,982
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34
Value at end of period	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46
Number of accumulation units outstanding at end of period	765,766	868,726	979,775	941,146	1,007,777	1,026,235	1,076,817	1,032,299	1,182,340	1,447,101
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74		
Value at end of period	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70		
Number of accumulation units outstanding at end of period	794,543	860,678	914,620	991,806	1,023,728	1,146,206	1,236,551	1,311,569		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	$10.15
Value at end of period	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30
Number of accumulation units outstanding at end of period	857,462	943,785	855,689	949,070	892,937	842,933	672,126	607,737	533,727	609,850
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01	$20.42	$18.16
Value at end of period	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01	$20.42
Number of accumulation units outstanding at end of period	186,595	197,891	215,353	231,566	243,546	255,598	257,396	262,813	225,456	231,524
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.67	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23	$10.06	$10.23
Value at end of period	$15.02	$15.67	$15.21	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23	$10.06
Number of accumulation units outstanding at end of period	91,602	68,665	83,128	89,587	118,481	86,096	67,921	54,338	28,251	1,268
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.82
Value at end of period	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07
Number of accumulation units outstanding at end of period	607,066	642,968	694,598	774,320	867,464	873,219	732,666	584,794	498,276	571,176
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53
Value at end of period	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34
Number of accumulation units outstanding at end of period	683,044	765,193	817,600	804,111	881,822	964,021	1,075,763	1,203,908	1,649,943	2,244,782
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69
Value at end of period	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89
Number of accumulation units outstanding at end of period	4,170,248	4,680,897	4,634,441	5,103,067	5,689,723	6,290,893	7,021,737	7,957,358	9,628,130	11,899,870
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04
Value at end of period	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65
Number of accumulation units outstanding at end of period	385,979	385,070	404,443	381,760	431,993	477,431	469,644	465,666	466,278	562,228
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40
Value at end of period	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98
Number of accumulation units outstanding at end of period	333,698	361,501	378,317	467,396	524,658	604,172	654,303	607,353	830,788	667,561
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03
Value at end of period	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29
Number of accumulation units outstanding at end of period	525,587	525,413	563,419	531,668	525,133	537,414	577,337	577,574	680,451	726,952

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01	$11.29
Value at end of period	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01
Number of accumulation units outstanding at end of period	261,164	224,499	218,215	130,190	111,248	105,682	86,998	66,720	70,405	64,572
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65
Value at end of period	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57
Number of accumulation units outstanding at end of period	7,751,400	8,362,607	9,139,337	9,984,151	11,196,083	12,254,441	13,546,873	15,113,546	18,561,178	23,257,569
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	$10.03
Value at end of period	$17.47	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58
Number of accumulation units outstanding at end of period	407,129	477,751	449,011	337,775	314,085	293,565	279,130	137,290	146,793	45,397
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38
Number of accumulation units outstanding at end of period	7,175,955	6,921,880	6,960,510	6,834,368	6,619,659	6,299,475	5,736,424	5,143,535	4,518,241	3,476,645
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09
Value at end of period	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95
Number of accumulation units outstanding at end of period	5,071,270	5,533,628	6,039,416	6,667,622	7,462,107	8,173,974	8,972,501	9,772,481	11,349,582	13,974,046
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.75	$23.32	$18.20	$15.72	$16.06	$14.15	$11.46	$18.05	$17.74	$15.08
Value at end of period	$22.75	$24.75	$23.32	$18.20	$15.72	$16.06	$14.15	$11.46	$18.05	$17.74
Number of accumulation units outstanding at end of period	724,623	790,542	853,444	904,848	948,860	996,210	981,770	861,176	914,726	1,003,994
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41
Value at end of period	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96
Number of accumulation units outstanding at end of period	1,668,410	1,723,871	1,854,969	2,027,473	2,311,580	2,496,048	2,673,888	2,863,918	3,376,759	4,049,155
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43
Value at end of period	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22
Number of accumulation units outstanding at end of period	165,135	155,007	153,566	166,912	177,067	183,661	230,569	259,285	265,111	212,075
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20		
Value at end of period	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28		
Number of accumulation units outstanding at end of period	2,235,626	2,453,788	2,676,901	3,002,483	2,288,873	2,509,169	2,683,423	2,950,264		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18	$11.06	$10.00
Value at end of period	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18	$11.06
Number of accumulation units outstanding at end of period	140,810	169,571	177,139	148,889	157,852	147,525	164,565	136,160	124,065	71,341
WANGER INTERNATIONAL (Funds were first received in this option during May 2007)										
Value at beginning of period	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	$10.12	
Value at end of period	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	
Number of accumulation units outstanding at end of period	488,028	549,702	522,545	527,100	476,158	423,414	291,124	196,246	151,589	
WANGER SELECT										
Value at beginning of period	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45
Value at end of period	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72
Number of accumulation units outstanding at end of period	705,314	795,709	889,681	1,022,812	1,151,326	1,320,344	1,197,491	1,008,917	1,121,588	625,495

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
WANGER USA										
Value at beginning of period	$12.72	$13.55	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19
Value at end of period	$13.55	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78
Number of accumulation units outstanding at end of period	489,042	445,350	427,876	440,069	494,431	518,097	513,794	486,560	426,375	414,683
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-4)										
Value at beginning of period	$11.05	$12.88	$13.21	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25
Value at end of period	$12.88	$13.21	$8.72	$10.25	$11.47	$12.12	$13.46	$17.53	$19.25	$18.96
Number of accumulation units outstanding at end of period	2,302,633	2,070,127	1,928,972	1,879,255	1,773,220	1,831,150	1,801,763	1,755,554	1,703,332	1,615,448
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$19.84	$23.79	$21.59	$14.55	$18.66	$22.60	$21.84	$24.46	$33.36	$35.37
Value at end of period	$23.79	$21.59	$14.55	$18.66	$22.60	$21.84	$24.46	$33.36	$35.37	$33.34
Number of accumulation units outstanding at end of period	1,041,048	867,219	800,543	785,986	735,440	670,842	604,138	540,353	484,951	427,543

TABLE 35
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS ISSUED SINCE JUNE 30, 1993
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS) (Funds were first received in this option during March 2010)										
Value at beginning of period					$10.69	$11.14	$12.43	$13.10	$11.75	$11.91
Value at end of period					$11.14	$12.43	$13.10	$11.75	$11.91	$11.51
Number of accumulation units outstanding at end of period					183	155	149	128	125	55
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.67	$22.20	$22.53	$15.28	$18.90	$20.92	$21.61	$23.58	$27.48	$29.74
Value at end of period	$22.20	$22.53	$15.28	$18.90	$20.92	$21.61	$23.58	$27.48	$29.74	$28.72
Number of accumulation units outstanding at end of period	5,213	5,211	5,009	4,856	4,837	4,832	4,831	4,436	4,398	3,449
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.93	$31.91	$37.06	$21.04	$28.19	$32.63	$31.41	$36.11	$46.81	$51.75
Value at end of period	$31.91	$37.06	$21.04	$28.19	$32.63	$31.41	$36.11	$46.81	$51.75	$51.45
Number of accumulation units outstanding at end of period	6,525	6,511	5,872	4,971	4,961	4,940	4,378	3,836	3,406	3,342
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.31	$26.48	$26.55	$15.03	$19.33	$21.98	$21.91	$25.39	$32.12	$34.49
Value at end of period	$26.48	$26.55	$15.03	$19.33	$21.98	$21.91	$25.39	$32.12	$34.49	$32.71
Number of accumulation units outstanding at end of period	6,316	5,954	5,814	2,652	1,625	1,336	648	607	534	517
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.16	$19.17	$24.03	$12.54	$15.88	$19.47	$19.27	$21.82	$29.38	$32.29
Value at end of period	$19.17	$24.03	$12.54	$15.88	$19.47	$19.27	$21.82	$29.38	$32.29	$34.18
Number of accumulation units outstanding at end of period	8,186	6,650	6,672	6,684	6,490	6,488	6,374	3,146	3,086	3,052
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.59	$20.51	$23.76	$13.18	$16.47	$18.40	$15.05	$17.95	$23.12	$20.98
Value at end of period	$20.51	$23.76	$13.18	$16.47	$18.40	$15.05	$17.95	$23.12	$20.98	$21.47
Number of accumulation units outstanding at end of period	795	794	645	645	644	644	368	368	367	288
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period							$37.16	$35.92	$49.71	$53.23
Value at end of period							$35.92	$49.71	$53.23	$55.20
Number of accumulation units outstanding at end of period							206	197	188	178

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.19	$14.23	$11.15	$9.91	$10.04	$9.28	$7.33	$10.62	$9.95	$8.63
Value at end of period	$14.14	$15.19	$14.23	$11.15	$9.91	$10.04	$9.28	$7.33	$10.62	$9.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4	4	4	4
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$22.80	$20.62	$20.02							
Value at end of period	$21.18	$22.80	$20.62							
Number of accumulation units outstanding at end of period	56	56	16							
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$34.27	$32.67	$28.34	$25.26	$25.92	$23.00	$19.54	$27.51	$26.39	$24.30
Value at end of period	$33.21	$34.27	$32.67	$28.34	$25.26	$25.92	$23.00	$19.54	$27.51	$26.39
Number of accumulation units outstanding at end of period	1,407	1,542	1,542	1,538	1,699	1,705	1,720	2,225	2,230	2,233
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.53	$13.64	$14.39	$13.51	$13.19	$11.53	$9.60	$11.51	$10.71	$10.01
Value at end of period	$12.78	$13.53	$13.64	$14.39	$13.51	$13.19	$11.53	$9.60	$11.51	$10.71
Number of accumulation units outstanding at end of period	883	929	1,773	1,819	2,061	2,096	2,133	2,186	2,167	2,153
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.33									
Number of accumulation units outstanding at end of period	773									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$34.22	$31.30	$24.26	$21.22	$21.54	$19.11	$14.86	$24.13	$22.75	$20.17
Value at end of period	$33.31	$34.22	$31.30	$24.26	$21.22	$21.54	$19.11	$14.86	$24.13	$22.75
Number of accumulation units outstanding at end of period	15,112	16,017	16,755	12,258	13,641	13,902	14,411	16,274	21,870	39,238
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.62	$28.12	$21.42	$18.95	$19.21	$17.07	$14.03	$22.63	$21.82	$19.28
Value at end of period	$31.48	$31.62	$28.12	$21.42	$18.95	$19.21	$17.07	$14.03	$22.63	$21.82
Number of accumulation units outstanding at end of period	1,954	1,980	2,005	2,273	2,275	3,436	3,438	3,440	3,534	3,887
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.55	$33.78	$25.42	$21.88	$22.41	$18.61	$14.31	$23.21	$22.28	$20.62
Value at end of period	$35.45	$36.55	$33.78	$25.42	$21.88	$22.41	$18.61	$14.31	$23.21	$22.28
Number of accumulation units outstanding at end of period	248	248	248	248	248	447	572	572	1,090	1,675
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.45	$24.44	$17.34	$15.63	$15.94	$13.14	$10.66	$16.25	$17.55	$15.61
Value at end of period	$24.32	$25.45	$24.44	$17.34	$15.63	$15.94	$13.14	$10.66	$16.25	$17.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	366	596	596	761	761
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.34	$23.11	$23.43	$21.69	$20.42	$18.83	$17.09	$18.91	$18.06	$17.57
Value at end of period	$24.18	$24.34	$23.11	$23.43	$21.69	$20.42	$18.83	$17.09	$18.91	$18.06
Number of accumulation units outstanding at end of period	4,981	4,591	4,554	4,533	4,485	4,442	5,796	7,996	8,443	8,378
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47	$6.88			
Value at end of period	$8.82	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47			
Number of accumulation units outstanding at end of period	17	17	17	17	17	17	17			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.42	$15.52	$12.00	$10.29	$10.31					
Value at end of period	$18.30	$17.42	$15.52	$12.00	$10.29					
Number of accumulation units outstanding at end of period	5,853	6,500	6,198	6,324	6,401					

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2007)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$9.34	$9.11	$6.29	$6.99	$8.25	$8.43	$9.55	$12.34	$13.41
Value at end of period		$9.11	$6.29	$6.99	$8.25	$8.43	$9.55	$12.34	$13.41	$12.65
Number of accumulation units outstanding at end of period		8,042	4,887	6,657	1,841	2,917	2,916	2,916	1,074	1,073

VOYA MONEY MARKET PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$13.61	$14.10	$14.64	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85
Value at end of period	$14.10	$14.64	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85	$13.68
Number of accumulation units outstanding at end of period	3,533	4,749	8,306	5,817	3,292	1,395	1,391	1,390	1,389	1,187

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$9.66	$10.79	$11.23	$7.26	$8.92	$10.23	$9.67	$10.55	$13.61	$15.50
Value at end of period	$10.79	$11.23	$7.26	$8.92	$10.23	$9.67	$10.55	$13.61	$15.50	$15.25
Number of accumulation units outstanding at end of period	440	439	439	439	439	438	438	0	0	0

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$7.99	$8.89	$9.66	$6.25	$8.09	$10.57	$10.52	$11.97	$16.44	$17.14
Value at end of period	$8.89	$9.66	$6.25	$8.09	$10.57	$10.52	$11.97	$16.44	$17.14	$16.78
Number of accumulation units outstanding at end of period	126	126	126	126	0	0	0	0	0	0

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$24.13	$27.83	$29.11	$19.82	$24.96	$30.66	$29.52	$33.39	$45.42	$47.78
Value at end of period	$27.83	$29.11	$19.82	$24.96	$30.66	$29.52	$33.39	$45.42	$47.78	$46.82
Number of accumulation units outstanding at end of period	232	160	14	359	359	359	359	359	14	14

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$18.64	$20.84	$21.61	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09
Value at end of period	$20.84	$21.61	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09	$25.46
Number of accumulation units outstanding at end of period	9	9	9	9	9	62	118	160	160	160

VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2008)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period			$19.31	$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81
Value at end of period			$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81	$24.36
Number of accumulation units outstanding at end of period			365	365	365	366	366	365	365	365

VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$8.51	$12.20	$15.46	$13.60	$15.39	$20.68	$21.65
Value at end of period				$12.20	$15.46	$13.60	$15.39	$20.68	$21.65	$21.03
Number of accumulation units outstanding at end of period				731	731	731	731	731	0	0

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.69	$11.89	$12.16	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86
Value at end of period	$11.89	$12.16	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86	$17.27
Number of accumulation units outstanding at end of period	14,815	14,406	14,126	8,819	8,583	4,123	1,809	1,596	1,595	1,053

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$14.58	$17.97	$24.58	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96
Value at end of period	$17.97	$24.58	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96	$17.43
Number of accumulation units outstanding at end of period	194	29	29	0	0	47	99	143	143	143

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2009)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period				$10.90	$14.33	$17.40	$17.50	$20.74	$26.93	$30.58
Value at end of period				$14.33	$17.40	$17.50	$20.74	$26.93	$30.58	$29.29
Number of accumulation units outstanding at end of period				388	388	388	388	388	0	0

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$11.65	$13.57	$14.28	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39
Value at end of period	$13.57	$14.28	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39	$18.91
Number of accumulation units outstanding at end of period	17,383	16,168	15,356	12,631	12,578	11,376	10,664	9,887	9,624	8,516

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$18.53	$18.70	$16.86	$14.69	$14.98	$13.04				
Value at end of period	$17.45	$18.53	$18.70	$16.86	$14.69	$14.98				
Number of accumulation units outstanding at end of period	40	104	109	129	133	157				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.77	$18.76	$15.54	$13.75	$13.53	$12.02	$9.13	$12.76	$12.38	$11.26
Value at end of period	$21.58	$20.77	$18.76	$15.54	$13.75	$13.53	$12.02	$9.13	$12.76	$12.38
Number of accumulation units outstanding at end of period	1,927	1,927	1,927	1,928	1,928	2,314	2,555	2,594	3,557	3,558
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.16	$20.07	$15.03	$13.11	$13.79	$10.86	$7.51	$13.38	$11.95	$11.09
Value at end of period	$22.32	$22.16	$20.07	$15.03	$13.11	$13.79	$10.86	$7.51	$13.38	$11.95
Number of accumulation units outstanding at end of period	10,839	10,873	10,908	10,939	11,971	13,318	15,069	15,263	15,273	16,106
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$23.24	$21.91	$17.10	$14.77	$15.09	$13.30	$10.77	$16.96	$16.67	$14.18
Value at end of period	$21.37	$23.24	$21.91	$17.10	$14.77	$15.09	$13.30	$10.77	$16.96	$16.67
Number of accumulation units outstanding at end of period	52	52	15	0	0	0	0	0	0	341
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.76	$38.91	$28.29	$24.10	$24.66	$21.37	$15.14	$26.53	$24.45	$21.85
Value at end of period	$45.69	$41.76	$38.91	$28.29	$24.10	$24.66	$21.37	$15.14	$26.53	$24.45
Number of accumulation units outstanding at end of period	1,622	1,621	1,429	1,526	1,582	1,574	1,564	1,803	2,659	3,558
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.85	$10.68	$8.99	$7.66	$8.82	$8.20	$6.28	$10.20		
Value at end of period	$9.41	$9.85	$10.68	$8.99	$7.66	$8.82	$8.20	$6.28		
Number of accumulation units outstanding at end of period	14,723	17,061	17,239	20,407	22,868	25,222	25,250	26,257		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66	$11.18	$11.20	
Value at end of period	$11.72	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66	$11.18	
Number of accumulation units outstanding at end of period	1,070	1,070	1,071	1,071	1,071	1,071	1,072	1,072	1,073	

TABLE 36

FOR CONTRACTS ISSUED UNDER 403(b) OR 401(a) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$20.31	$19.66	$14.80	$13.06	$14.07					
Value at end of period	$20.52	$20.31	$19.66	$14.80	$13.06					
Number of accumulation units outstanding at end of period	73	23	2	6	2					
AMANA GROWTH FUND (INVESTOR CLASS)										
Value at beginning of period	$20.23	$18.00	$14.86	$13.55						
Value at end of period	$19.87	$20.23	$18.00	$14.86						
Number of accumulation units outstanding at end of period	48	37	24	9						
AMANA INCOME FUND (INVESTOR CLASS)										
Value at beginning of period	$19.85	$18.45	$14.42	$13.34						
Value at end of period	$19.01	$19.85	$18.45	$14.42						
Number of accumulation units outstanding at end of period	62	48	461	398						

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$11.06	$12.38	$13.02	$11.67	$11.81
Value at end of period						$12.38	$13.02	$11.67	$11.81	$11.40
Number of accumulation units outstanding at end of period						209	214	450	580	618
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period										$10.32
Value at end of period										$10.04
Number of accumulation units outstanding at end of period										47
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$15.99	$15.29	$17.06	$22.42	$23.52
Value at end of period						$15.29	$17.06	$22.42	$23.52	$21.59
Number of accumulation units outstanding at end of period						123	137	210	242	295
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.97	$24.64	$24.96	$16.90	$20.88	$23.08	$23.80	$25.93	$30.17	$32.60
Value at end of period	$24.64	$24.96	$16.90	$20.88	$23.08	$23.80	$25.93	$30.17	$32.60	$31.44
Number of accumulation units outstanding at end of period	396	438	486	497	284	294	302	309	275	282
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2015)										
Value at beginning of period										$13.59
Value at end of period										$14.56
Number of accumulation units outstanding at end of period										3
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2010)										
Value at beginning of period					$8.93	$9.60	$9.06	$10.41	$13.87	$15.31
Value at end of period					$9.60	$9.06	$10.41	$13.87	$15.31	$14.32
Number of accumulation units outstanding at end of period					2	14	27	37	46	61
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.65	$16.40	$19.22	$11.27	$15.45	$16.67	$14.20	$16.69	$19.78	$18.98
Value at end of period	$16.40	$19.22	$11.27	$15.45	$16.67	$14.20	$16.69	$19.78	$18.98	$18.56
Number of accumulation units outstanding at end of period	2,089	2,134	2,530	2,500	3,419	2,136	2,517	2,714	2,408	536
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.47	$31.37	$36.36	$20.61	$27.58	$31.88	$30.64	$35.17	$45.52	$50.25
Value at end of period	$31.37	$36.36	$20.61	$27.58	$31.88	$30.64	$35.17	$45.52	$50.25	$49.87
Number of accumulation units outstanding at end of period	1,536	1,724	2,826	2,305	1,895	1,554	1,792	2,017	2,030	2,157
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.96	$26.02	$26.05	$14.73	$18.91	$21.47	$21.37	$24.72	$31.24	$33.49
Value at end of period	$26.02	$26.05	$14.73	$18.91	$21.47	$21.37	$24.72	$31.24	$33.49	$31.71
Number of accumulation units outstanding at end of period	1,590	1,900	2,361	2,821	2,454	2,601	2,794	2,394	2,426	2,461
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.88	$18.84	$23.58	$12.28	$15.54	$19.02	$18.79	$21.25	$28.57	$31.35
Value at end of period	$18.84	$23.58	$12.28	$15.54	$19.02	$18.79	$21.25	$28.57	$31.35	$33.13
Number of accumulation units outstanding at end of period	932	942	939	134	400	298	298	298	298	298
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.31	$20.16	$23.31	$12.92	$16.12	$17.97	$14.68	$17.48	$22.48	$20.37
Value at end of period	$20.16	$23.31	$12.92	$16.12	$17.97	$14.68	$17.48	$22.48	$20.37	$20.81
Number of accumulation units outstanding at end of period	504	602	723	777	824	957	1,034	1,176	1,243	1,281

CFI 308

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.32	$27.56	$20.51	$17.57	$18.52	$14.65	$11.50	$17.42	$18.10	$15.69
Value at end of period	$24.95	$27.32	$27.56	$20.51	$17.57	$18.52	$14.65	$11.50	$17.42	$18.10
Number of accumulation units outstanding at end of period	0	0	0	0	0	55	368	359	272	212
FUNDAMENTAL INVESTORS^SM (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.99	$13.03	$10.05	$8.71	$9.00	$8.01	$7.86			
Value at end of period	$14.26	$13.99	$13.03	$10.05	$8.71	$9.00	$8.01			
Number of accumulation units outstanding at end of period	468	327	217	143	0	0	509			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.95	$17.42	$13.68	$12.57	$13.59	$12.25	$11.91			
Value at end of period	$16.93	$17.95	$17.42	$13.68	$12.57	$13.59	$12.25			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	252			
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$11.44									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	44									
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$10.12	$10.07								
Value at end of period	$9.97	$10.12								
Number of accumulation units outstanding at end of period	24	13								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$16.33	$15.02	$11.04	$10.11	$11.08					
Value at end of period	$16.01	$16.33	$15.02	$11.04	$10.11					
Number of accumulation units outstanding at end of period	41	27	11	139	80					
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$21.33	$20.97	$16.77	$14.08	$15.47	$13.91	$10.27	$16.75	$16.55	
Value at end of period	$22.15	$21.33	$20.97	$16.77	$14.08	$15.47	$13.91	$10.27	$16.75	
Number of accumulation units outstanding at end of period	174	135	481	422	0	0	208	208	208	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$71.95	$76.66	$71.75	$60.22	$74.57	$59.56	$33.24	$64.86	$49.15	$39.82
Value at end of period	$60.97	$71.95	$76.66	$71.75	$60.22	$74.57	$59.56	$33.24	$64.86	$49.15
Number of accumulation units outstanding at end of period	160	121	101	83	59	439	196	276	155	164
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$22.46	$20.35	$14.64	$12.58	$13.05	$10.73	$7.93	$12.93	$14.01	
Value at end of period	$20.84	$22.46	$20.35	$14.64	$12.58	$13.05	$10.73	$7.93	$12.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,370	592	618	26	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.02	$14.10	$12.30	$11.21	$11.58	$10.49	$8.77	$12.84	$11.90	$10.90
Value at end of period	$14.73	$15.02	$14.10	$12.30	$11.21	$11.58	$10.49	$8.77	$12.84	$11.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	260	260	260	260	260
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$7.00									
Value at end of period	$5.37									
Number of accumulation units outstanding at end of period	11									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$14.39	$14.15	$15.81	$14.75	$13.39	$13.00				
Value at end of period	$13.80	$14.39	$14.15	$15.81	$14.75	$13.39				
Number of accumulation units outstanding at end of period	8,684	7,040	5,631	3,855	2,030	452				
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$7.17	$8.31	$8.60	$7.79	$8.46					
Value at end of period	$5.98	$7.17	$8.31	$8.60	$7.79					
Number of accumulation units outstanding at end of period	122	60	54	34	9					
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.93	$17.15	$15.53	$13.57	$14.00	$12.02	$7.60	$11.93	$11.43	$10.69
Value at end of period	$16.03	$16.93	$17.15	$15.53	$13.57	$14.00	$12.02	$7.60	$11.93	$11.43
Number of accumulation units outstanding at end of period	415	391	328	189	174	835	822	132	130	130
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$14.59									
Value at end of period	$13.38									
Number of accumulation units outstanding at end of period	27									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.51	$20.48	$20.32	$17.80	$18.49	$16.64	$14.20	$13.55	$12.40	$11.08
Value at end of period	$19.37	$20.51	$20.48	$20.32	$17.80	$18.49	$16.64	$14.20	$13.55	$12.40
Number of accumulation units outstanding at end of period	734	576	729	520	166	3,402	19,362	19,443	18,387	18,330
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.34	$18.89	$14.31	$12.04	$12.84	$11.59	$8.74	$14.55	$13.31	$12.17
Value at end of period	$21.13	$20.34	$18.89	$14.31	$12.04	$12.84	$11.59	$8.74	$14.55	$13.31
Number of accumulation units outstanding at end of period	224	2,612	2,611	3,342	3,297	7,189	4,614	5,571	4,467	4,579
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.90	$34.28	$29.79	$26.59	$27.33	$24.29	$20.66	$29.14	$28.00	$25.81
Value at end of period	$34.74	$35.90	$34.28	$29.79	$26.59	$27.33	$24.29	$20.66	$29.14	$28.00
Number of accumulation units outstanding at end of period	97	169	162	696	673	656	629	660	431	374
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.33	$13.46	$14.22	$13.37	$13.07	$11.44	$9.54	$11.46	$10.68	$9.99
Value at end of period	$12.57	$13.33	$13.46	$14.22	$13.37	$13.07	$11.44	$9.54	$11.46	$10.68
Number of accumulation units outstanding at end of period	1,166	1,126	1,090	1,055	1,020	1,982	2,340	2,325	2,148	2,660
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.31									
Number of accumulation units outstanding at end of period	69									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73	$25.57	$24.15	$21.45
Value at end of period	$34.88	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73	$25.57	$24.15
Number of accumulation units outstanding at end of period	928	3,396	3,191	1,043	968	949	789	1,052	929	830
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77	$22.24	$21.48	$19.01
Value at end of period	$30.57	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77	$22.24	$21.48
Number of accumulation units outstanding at end of period	51	51	51	51	51	16,488	74	78	94	73
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08	$22.87	$21.99	$20.38
Value at end of period	$34.51	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08	$22.87	$21.99
Number of accumulation units outstanding at end of period	501	498	497	490	485	2,188	1,555	2,174	1,266	1,456

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49	$16.01	$17.32	$15.74
Value at end of period	$23.67	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49	$16.01	$17.32
Number of accumulation units outstanding at end of period	3,734	3,504	3,243	2,960	2,670	2,362	2,016	1,558	1,178	908
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47	$20.47	$19.58	$19.08
Value at end of period	$25.86	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47	$20.47	$19.58
Number of accumulation units outstanding at end of period	443	367	331	331	331	3,407	1,065	1,186	564	320
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.30									
Value at end of period	$8.72									
Number of accumulation units outstanding at end of period	1									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.31	$15.45	$11.97	$10.28	$10.31					
Value at end of period	$18.15	$17.31	$15.45	$11.97	$10.28					
Number of accumulation units outstanding at end of period	2,130	7,417	4,503	5,347	5,222					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.24	$12.19	$9.45	$8.36	$8.33					
Value at end of period	$12.47	$13.24	$12.19	$9.45	$8.36					
Number of accumulation units outstanding at end of period	370	340	336	261	260					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$24.93	$23.23	$17.85	$15.85						
Value at end of period	$24.71	$24.93	$23.23	$17.85						
Number of accumulation units outstanding at end of period	800	739	1,192	546						
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08	$14.89	$14.36	$13.89
Value at end of period	$13.75	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08	$14.89	$14.36
Number of accumulation units outstanding at end of period	242	201	222	297	14,737	14,593	16,602	24,448	8,063	10,601
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$23.45	$21.03	$16.16	$14.31	$14.75					
Value at end of period	$24.88	$23.45	$21.03	$16.16	$14.31					
Number of accumulation units outstanding at end of period	525	346	588	439	4					
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$21.05	$20.00								
Value at end of period	$19.97	$21.05								
Number of accumulation units outstanding at end of period	86	17								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$16.57	$16.02	$11.71	$10.23	$8.97					
Value at end of period	$15.59	$16.57	$16.02	$11.71	$10.23					
Number of accumulation units outstanding at end of period	351	267	726	709	70					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$16.80	$16.13	$11.76	$10.36	$10.42	$7.98	$6.18	$9.56	$8.81	$7.94
Value at end of period	$16.41	$16.80	$16.13	$11.76	$10.36	$10.42	$7.98	$6.18	$9.56	$8.81
Number of accumulation units outstanding at end of period	68	68	68	68	68	68	68	68	68	68
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.51	$44.28	$32.60	$28.87	$30.03	$24.48	$19.47	$28.63	$27.43	$23.81
Value at end of period	$45.50	$46.51	$44.28	$32.60	$28.87	$30.03	$24.48	$19.47	$28.63	$27.43
Number of accumulation units outstanding at end of period	211	198	185	171	154	225	204	220	194	161

CFI 311

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$14.45	$13.88	$12.10	$10.82	$11.32	$10.09	$8.14	$12.48	$12.63	
Value at end of period	$14.23	$14.45	$13.88	$12.10	$10.82	$11.32	$10.09	$8.14	$12.48	
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,032	1,458	1,834	1,593	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.13	$14.52	$12.24	$10.78	$11.47	$9.96				
Value at end of period	$14.85	$15.13	$14.52	$12.24	$10.78	$11.47				
Number of accumulation units outstanding at end of period	0	0	0	0	0	773				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$12.13	$11.57	$10.15	$9.05	$9.73					
Value at end of period	$11.91	$12.13	$11.57	$10.15	$9.05					
Number of accumulation units outstanding at end of period	13	8	3	9	3					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$23.68	$22.53	$20.38	$18.40	$18.34	$16.74	$14.41	$19.12	$18.33	$17.15
Value at end of period	$23.30	$23.68	$22.53	$20.38	$18.40	$18.34	$16.74	$14.41	$19.12	$18.33
Number of accumulation units outstanding at end of period	364	404	374	344	310	270	221	164	192	97
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.33	$24.11	$19.98	$17.62	$18.41	$16.51	$13.37	$21.21	$20.48	$18.35
Value at end of period	$24.68	$25.33	$24.11	$19.98	$17.62	$18.41	$16.51	$13.37	$21.21	$20.48
Number of accumulation units outstanding at end of period	2,386	2,359	2,017	1,898	1,623	1,361	1,076	726	561	236
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$24.09	$22.90	$19.92	$17.78	$18.14	$16.42	$13.67	$19.94	$19.18	$17.49
Value at end of period	$23.62	$24.09	$22.90	$19.92	$17.78	$18.14	$16.42	$13.67	$19.94	$19.18
Number of accumulation units outstanding at end of period	2,664	2,318	1,913	1,738	1,409	1,181	978	733	530	357
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$11.97									
Value at end of period	$11.91									
Number of accumulation units outstanding at end of period	11									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.42	$24.73	$19.09	$16.64	$17.43	$14.49	$10.83	$14.95	$15.62	$13.72
Value at end of period	$26.57	$27.42	$24.73	$19.09	$16.64	$17.43	$14.49	$10.83	$14.95	$15.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	108	108	108	400	108
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.57	$12.07	$11.78	$9.47	$10.13	$8.83	$6.70	$9.74		
Value at end of period	$13.19	$13.57	$12.07	$11.78	$9.47	$10.13	$8.83	$6.70		
Number of accumulation units outstanding at end of period	31	31	31	31	31	211	211	211		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.19	$12.64	$12.56	$11.03	$10.21	$8.09	$6.04	$9.96	$12.28	$12.37
Value at end of period	$16.43	$16.19	$12.64	$12.56	$11.03	$10.21	$8.09	$6.04	$9.96	$12.28
Number of accumulation units outstanding at end of period	127	82	290	248	7	2,123	680	730	50	343
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$9.94	
Value at end of period	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	
Number of accumulation units outstanding at end of period	1	0	0	0	0	0	756	757	756	

CFI 312

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.99	$18.58	$13.96	$11.93	$12.36	$10.88	$8.59	$13.71	$14.23	$12.46
Value at end of period	$18.53	$19.99	$18.58	$13.96	$11.93	$12.36	$10.88	$8.59	$13.71	$14.23
Number of accumulation units outstanding at end of period	0	0	0	0	0	233	333	333	333	333
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.59	$16.37	$13.29	$11.95	$12.25	$11.06	$9.15	$12.11	$11.86	$10.67
Value at end of period	$16.99	$17.59	$16.37	$13.29	$11.95	$12.25	$11.06	$9.15	$12.11	$11.86
Number of accumulation units outstanding at end of period	3,682	3,690	3,622	3,579	3,288	3,135	3,491	3,159	2,538	2,818
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.12	$17.96	$14.33	$11.94	$13.18	$11.52	$8.37	$14.22	$13.53	$11.63
Value at end of period	$18.60	$18.12	$17.96	$14.33	$11.94	$13.18	$11.52	$8.37	$14.22	$13.53
Number of accumulation units outstanding at end of period	681	766	772	766	766	2,097	2,118	2,634	1,949	3,573
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.29	$18.48	$16.69	$14.56	$14.88	$12.68	$11.20			
Value at end of period	$17.20	$18.29	$18.48	$16.69	$14.56	$14.88	$12.68			
Number of accumulation units outstanding at end of period	128	108	95	82	0	2,143	2,143			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.47	$18.51	$15.36	$13.61	$13.41	$11.93	$9.08	$12.71	$12.35	$12.27
Value at end of period	$21.24	$20.47	$18.51	$15.36	$13.61	$13.41	$11.93	$9.08	$12.71	$12.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,965	2,456	3,476	1,156	1,036
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.83	$19.80	$14.85	$12.97	$13.66	$10.78	$7.47	$13.32	$11.92	$11.08
Value at end of period	$21.96	$21.83	$19.80	$14.85	$12.97	$13.66	$10.78	$7.47	$13.32	$11.92
Number of accumulation units outstanding at end of period	1,581	1,520	1,450	1,371	1,276	1,245	1,269	1,926	1,793	1,691
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.83	$21.55	$16.85	$14.58	$14.92	$13.16	$10.68	$16.84	$16.58	$14.12
Value at end of period	$20.96	$22.83	$21.55	$16.85	$14.58	$14.92	$13.16	$10.68	$16.84	$16.58
Number of accumulation units outstanding at end of period	250	243	218	138	132	0	0	0	271	702
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.54	$37.83	$27.55	$23.50	$24.09	$20.91	$14.83	$26.03	$24.03	$21.51
Value at end of period	$44.30	$40.54	$37.83	$27.55	$23.50	$24.09	$20.91	$14.83	$26.03	$24.03
Number of accumulation units outstanding at end of period	2,273	2,075	1,871	1,655	1,556	1,773	1,637	1,629	1,773	1,508
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.75	$10.59	$8.93	$7.62	$8.78	$8.18	$6.28	$10.20		
Value at end of period	$9.30	$9.75	$10.59	$8.93	$7.62	$8.78	$8.18	$6.28		
Number of accumulation units outstanding at end of period	842	843	851	1,999	1,924	1,854	1,718	1,445		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.67	$13.22	$10.26	$8.55	$9.19	$8.65	$8.59			
Value at end of period	$11.55	$12.67	$13.22	$10.26	$8.55	$9.19	$8.65			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	664			
WANGER INTERNATIONAL										
Value at beginning of period	$11.72	$12.43	$10.31	$8.60						
Value at end of period	$11.57	$11.72	$12.43	$10.31						
Number of accumulation units outstanding at end of period	15	11	7	3						
WANGER SELECT										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$20.76	$20.42	$15.39	$13.17	$16.23	$13.01	$7.94	$15.80	$16.85	
Value at end of period	$20.52	$20.76	$20.42	$15.39	$13.17	$16.23	$13.01	$7.94	$15.80	
Number of accumulation units outstanding at end of period	20	20	20	20	20	153	123	26	83	

CFI 313

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$21.81	$21.11	$16.01	$13.53	$14.22	$11.69	$8.34	$14.02	$14.91	
Value at end of period	$21.38	$21.81	$21.11	$16.01	$13.53	$14.22	$11.69	$8.34	$14.02	
Number of accumulation units outstanding at end of period	23	23	23	23	23	23	23	23	13	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$18.92	$17.26	$13.28	$11.97	$11.35	$10.16	$8.66	$13.13	$12.82	$11.03
Value at end of period	$18.61	$18.92	$17.26	$13.28	$11.97	$11.35	$10.16	$8.66	$13.13	$12.82
Number of accumulation units outstanding at end of period	421	2,493	2,390	2,282	2,171	2,170	2,170	3,320	2,171	2,170
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.57	$32.65	$23.98	$21.44	$22.23	$18.39	$14.36	$21.34	$23.55	$19.67
Value at end of period	$32.53	$34.57	$32.65	$23.98	$21.44	$22.23	$18.39	$14.36	$21.34	$23.55
Number of accumulation units outstanding at end of period	171	173	165	107	102	362	362	718	910	1,089

TABLE 37

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%

(INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7,1997)

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	$11.28			
Value at end of period	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93			
Number of accumulation units outstanding at end of period	1,562	1,841	1,341	1,125	910	1,140	1,349			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.13	$17.92	$14.81	$13.52	$13.98	$12.25	$11.88			
Value at end of period	$19.75	$20.13	$17.92	$14.81	$13.52	$13.98	$12.25			
Number of accumulation units outstanding at end of period	16,820	18,346	16,438	11,726	10,347	6,551	2,063			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$19.75	$18.37	$14.37	$13.31	$13.25	$11.99	$10.45			
Value at end of period	$18.90	$19.75	$18.37	$14.37	$13.31	$13.25	$11.99			
Number of accumulation units outstanding at end of period	33,092	31,269	30,552	20,227	17,408	9,970	3,544			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.75	$11.62	$12.98	$12.35	$11.10	$10.68	$10.44			
Value at end of period	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10	$10.68			
Number of accumulation units outstanding at end of period	3,849	3,398	3,195	12,333	13,052	7,487	131			
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.79									
Value at end of period	$9.28									
Number of accumulation units outstanding at end of period	35									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$18.58	$17.00	$11.93	$10.06	$11.52	$11.56				
Value at end of period	$17.55	$18.58	$17.00	$11.93	$10.06	$11.52				
Number of accumulation units outstanding at end of period	5,772	3,580	2,920	689	296	155				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.83	$11.10	$9.00	$7.29	$7.98	$7.64	$5.55	$9.00		
Value at end of period	$10.26	$10.83	$11.10	$9.00	$7.29	$7.98	$7.64	$5.55		
Number of accumulation units outstanding at end of period	8,599	6,059	6,332	4,541	3,730	4,388	1,269	546		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.00	$17.58	$12.35	$10.77	$11.69	$9.38				
Value at end of period	$16.78	$19.00	$17.58	$12.35	$10.77	$11.69				
Number of accumulation units outstanding at end of period	3,017	5,017	1,641	1,150	988	171				
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.06									
Value at end of period	$9.12									
Number of accumulation units outstanding at end of period	36									
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.90									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	7,360									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$23.40	$22.33	$17.00	$15.25	$15.57	$12.37				
Value at end of period	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57				
Number of accumulation units outstanding at end of period	1,972	2,669	4,729	1,539	1,418	990				
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$31.36	$29.04	$24.98	$22.95	$22.28	$20.17	$16.34	$24.16	$23.87	$22.27
Value at end of period	$30.21	$31.36	$29.04	$24.98	$22.95	$22.28	$20.17	$16.34	$24.16	$23.87
Number of accumulation units outstanding at end of period	18,444	17,959	19,866	20,421	21,627	23,312	27,968	29,853	31,328	32,690
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$14.01	$10.93	$10.76	$9.44	$10.05					
Value at end of period	$14.50	$14.01	$10.93	$10.76	$9.44					
Number of accumulation units outstanding at end of period	3,926	3,005	2,130	1,549	988					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	$8.71		
Value at end of period	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16		
Number of accumulation units outstanding at end of period	2,950	2,658	3,556	2,216	1,906	2,812	2,691	7,267		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$15.22	$13.80	$10.36	$9.03	$9.58	$7.91	$8.05			
Value at end of period	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58	$7.91			
Number of accumulation units outstanding at end of period	1,259	1,521	1,445	1,367	1,502	1,005	3			

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$13.63	$16.36	$19.16	$11.22	$15.38	$16.57	$14.10	$16.56	$19.61	$18.80
Value at end of period	$16.36	$19.16	$11.22	$15.38	$16.57	$14.10	$16.56	$19.61	$18.80	$18.37
Number of accumulation units outstanding at end of period	46,481	63,232	68,762	76,605	85,363	84,793	85,325	90,298	68,355	63,132
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.13	$30.96	$35.87	$20.31	$27.15	$31.35	$30.11	$34.53	$44.66	$49.25
Value at end of period	$30.96	$35.87	$20.31	$27.15	$31.35	$30.11	$34.53	$44.66	$49.25	$48.84
Number of accumulation units outstanding at end of period	254,136	221,446	203,284	190,163	180,286	165,572	156,106	147,602	136,539	124,134
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.92	$25.95	$25.96	$14.66	$18.81	$21.33	$21.22	$24.52	$30.96	$33.16
Value at end of period	$25.95	$25.96	$14.66	$18.81	$21.33	$21.22	$24.52	$30.96	$33.16	$31.37
Number of accumulation units outstanding at end of period	164,429	139,984	124,935	118,618	114,005	103,018	94,233	87,331	79,741	72,745
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.57	$18.49	$23.13	$12.04	$15.21	$18.61	$18.37	$20.75	$27.87	$30.56
Value at end of period	$18.49	$23.13	$12.04	$15.21	$18.61	$18.37	$20.75	$27.87	$30.56	$32.27
Number of accumulation units outstanding at end of period	190,758	170,439	146,278	145,984	137,137	133,588	122,089	111,786	106,839	103,144
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.22	$20.03	$23.15	$12.82	$15.97	$17.80	$14.53	$17.28	$22.20	$20.10
Value at end of period	$20.03	$23.15	$12.82	$15.97	$17.80	$14.53	$17.28	$22.20	$20.10	$20.52
Number of accumulation units outstanding at end of period	35,066	35,613	26,670	28,246	29,686	26,401	20,000	21,239	19,842	17,968
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.62	$18.01	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00
Value at end of period	$18.01	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63
Number of accumulation units outstanding at end of period	38,440	28,684	23,020	19,558	16,691	18,194	18,570	20,333	16,516	15,081
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.16	$6.09	$8.00	$8.98	$8.68	$10.01	$12.97	$13.91
Value at end of period			$6.09	$8.00	$8.98	$8.68	$10.01	$12.97	$13.91	$14.16
Number of accumulation units outstanding at end of period			4,246	8,213	13,633	16,753	18,225	16,129	19,638	20,086
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$9.89	$12.24	$13.57	$12.54	$13.63	$17.35	$17.86
Value at end of period				$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83
Number of accumulation units outstanding at end of period				224	618	221	379	1,124	1,194	1,399
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period							$37.15	$35.85	$49.49	$52.87
Value at end of period							$35.85	$49.49	$52.87	$54.69
Number of accumulation units outstanding at end of period							5,452	7,748	5,382	4,449
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$8.49	$9.77	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63
Value at end of period	$9.77	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58
Number of accumulation units outstanding at end of period	45,449	39,194	37,029	37,836	34,207	29,721	26,613	27,488	26,925	27,406
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$5.15	$7.19	$8.72	$8.09	$8.40	$10.98	$12.32
Value at end of period				$7.19	$8.72	$8.09	$8.40	$10.98	$12.32	$11.75
Number of accumulation units outstanding at end of period				1,327	3,412	4,634	5,534	5,702	10,600	11,312
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.40	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98
Value at end of period			$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13
Number of accumulation units outstanding at end of period			178	1,619	3,733	6,681	9,564	10,151	10,789	11,462

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28
Value at end of period	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68
Number of accumulation units outstanding at end of period	30,094	30,844	39,451	39,427	43,192	44,769	44,447	48,956	48,896	58,775
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$10.11	$9.71								
Value at end of period	$9.95	$10.11								
Number of accumulation units outstanding at end of period	5,203	1,589								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79	$11.28	$10.68	$9.52
Value at end of period	$15.88	$16.21	$14.92	$10.98	$10.06	$10.53	$8.72	$6.79	$11.28	$10.68
Number of accumulation units outstanding at end of period	7,007	7,115	11,340	8,677	7,888	7,896	8,633	5,860	2,113	148
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.13	$20.78	$16.64	$13.99	$15.37	$13.84	$10.22	$16.70	$14.62	$12.38
Value at end of period	$21.92	$21.13	$20.78	$16.64	$13.99	$15.37	$13.84	$10.22	$16.70	$14.62
Number of accumulation units outstanding at end of period	14,541	12,879	13,143	13,238	12,571	11,943	10,863	10,323	6,895	4,948
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43	$48.87	$39.62
Value at end of period	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43	$48.87
Number of accumulation units outstanding at end of period	18,237	20,220	20,580	19,976	20,313	24,152	22,260	21,659	26,634	24,696
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26	$11.70
Value at end of period	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26
Number of accumulation units outstanding at end of period	9,271	7,357	5,423	5,968	6,543	7,913	7,392	7,287	11,562	5,862
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75	$11.83	$10.85
Value at end of period	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75	$11.83
Number of accumulation units outstanding at end of period	16,545	16,952	29,937	31,251	33,493	32,677	30,871	26,905	18,649	21,999
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$6.17									
Value at end of period	$5.36									
Number of accumulation units outstanding at end of period	1,319									
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71	$10.75	$10.83
Value at end of period	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71	$10.75
Number of accumulation units outstanding at end of period	24,213	24,090	28,387	51,753	47,965	42,177	41,522	32,595	13,115	21,794
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.12	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71	$10.88	
Value at end of period	$5.93	$7.12	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71	
Number of accumulation units outstanding at end of period	12,733	10,120	11,074	15,309	20,632	20,058	21,320	11,170	14,055	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89	$11.41	$10.67
Value at end of period	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89	$11.41
Number of accumulation units outstanding at end of period	5,694	9,643	28,623	25,360	27,324	28,029	24,190	21,335	21,020	13,396
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44	$9.04		
Value at end of period	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44		
Number of accumulation units outstanding at end of period	5,313	5,597	8,677	5,903	4,229	1,941	626	465		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.93									
Value at end of period	$9.90									
Number of accumulation units outstanding at end of period	1,854									
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50	$12.37	$11.07
Value at end of period	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50	$12.37
Number of accumulation units outstanding at end of period	36,112	39,290	66,910	63,970	67,559	73,561	65,786	61,335	38,401	23,582
THE BOND FUND OF AMERICA^{SM} (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68	$9.68		
Value at end of period	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68		
Number of accumulation units outstanding at end of period	3,096	3,760	5,640	4,887	2,008	1,346	693	337		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50	$13.28	$12.15
Value at end of period	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50	$13.28
Number of accumulation units outstanding at end of period	82,690	90,451	95,499	99,651	100,579	89,909	78,359	75,409	79,524	77,637
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$3.26	$3.61	$7.55	$8.72	$10.89					
Value at end of period	$2.36	$3.26	$3.61	$7.55	$8.72					
Number of accumulation units outstanding at end of period	2,817	17,304	2,407	3,718	925					
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.36	$33.79	$29.39	$26.25	$27.01	$24.02	$20.45	$28.88	$27.77	$25.63
Value at end of period	$34.18	$35.36	$33.79	$29.39	$26.25	$27.01	$24.02	$20.45	$28.88	$27.77
Number of accumulation units outstanding at end of period	64,806	67,179	70,931	73,729	82,734	99,920	106,516	124,977	157,458	187,136
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.08									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	2,204									
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99
Value at end of period	$12.45	$13.21	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67
Number of accumulation units outstanding at end of period	52,725	59,378	67,488	75,950	81,726	78,240	86,140	87,074	83,459	89,383
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$10.13	$10.17								
Value at end of period	$9.64	$10.13								
Number of accumulation units outstanding at end of period	449	2								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.31									
Number of accumulation units outstanding at end of period	45,158									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$10.94	$10.58	$10.94	$10.80	$10.20	$10.17				
Value at end of period	$10.94	$10.94	$10.58	$10.94	$10.80	$10.20				
Number of accumulation units outstanding at end of period	3,714	2,868	2,485	2,462	1,824	902				

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.27	$23.93	$25.32	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30
Value at end of period	$23.93	$25.32	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30	$34.28
Number of accumulation units outstanding at end of period	629,336	566,217	498,311	440,907	421,800	374,687	334,689	344,928	308,578	278,238
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.46	$11.23	$11.38	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24
Value at end of period	$11.23	$11.38	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24	$16.64
Number of accumulation units outstanding at end of period	6,967	6,750	8,093	8,266	9,432	10,192	10,835	11,029	10,090	6,500
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.88	$21.31	$22.05	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29
Value at end of period	$21.31	$22.05	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29	$30.09
Number of accumulation units outstanding at end of period	147,959	130,780	116,316	111,248	103,534	96,281	86,275	78,003	62,205	56,913
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.24	$21.82	$22.67	$13.94	$18.09	$21.73	$21.16	$24.53	$32.52	$35.10
Value at end of period	$21.82	$22.67	$13.94	$18.09	$21.73	$21.16	$24.53	$32.52	$35.10	$33.96
Number of accumulation units outstanding at end of period	98,979	85,361	86,517	82,993	71,979	71,485	65,994	58,711	53,737	46,314
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.33	$17.18	$15.87	$10.39	$12.77	$15.46	$15.12	$16.74	$23.53	$24.44
Value at end of period	$17.18	$15.87	$10.39	$12.77	$15.46	$15.12	$16.74	$23.53	$24.44	$23.30
Number of accumulation units outstanding at end of period	62,443	53,523	49,131	52,131	52,470	51,898	47,902	42,317	31,528	29,126
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period								$13.11	$15.12	$15.84
Value at end of period								$15.12	$15.84	$15.30
Number of accumulation units outstanding at end of period								263	1,191	1,750
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.68	$19.15	$20.01	$18.04	$19.82	$21.45	$22.72	$24.49	$24.09	$25.32
Value at end of period	$19.15	$20.01	$18.04	$19.82	$21.45	$22.72	$24.49	$24.09	$25.32	$25.09
Number of accumulation units outstanding at end of period	156,611	154,627	143,536	110,310	107,633	102,526	102,067	83,502	71,923	100,330
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$6.86	$7.44	$7.91	$6.84	$8.00	$9.57	$8.87
Value at end of period				$7.44	$7.91	$6.84	$8.00	$9.57	$8.87	$8.66
Number of accumulation units outstanding at end of period				19,907	15,757	12,296	11,102	11,684	10,723	8,810
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period						$10.30	$10.27	$11.94	$15.41	$17.24
Value at end of period						$10.27	$11.94	$15.41	$17.24	$18.07
Number of accumulation units outstanding at end of period						89,290	85,755	74,095	161,918	152,405
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.31	$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13
Value at end of period		$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13	$12.36
Number of accumulation units outstanding at end of period		70,193	62,406	61,748	57,740	150,960	149,233	186,048	174,170	142,430
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.08	$11.77	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63
Value at end of period	$11.77	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63	$24.39
Number of accumulation units outstanding at end of period	5,311	4,593	9,470	9,316	9,145	13,004	17,479	29,039	27,009	27,780
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.84	$14.30	$14.81	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78
Value at end of period	$14.30	$14.81	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78	$13.57
Number of accumulation units outstanding at end of period	100,067	133,929	160,994	119,637	103,303	96,796	93,251	82,117	81,564	89,208

CFI 319

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.18	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78	$10.16
Value at end of period	$14.90	$15.18	$13.36	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78
Number of accumulation units outstanding at end of period	10,668	12,730	6,732	6,831	7,384	9,689	10,260	10,544	10,326	4,749
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$23.33	$20.94	$16.10	$14.28	$13.91	$12.52	$12.16			
Value at end of period	$24.73	$23.33	$20.94	$16.10	$14.28	$13.91	$12.52			
Number of accumulation units outstanding at end of period	3,688	2,860	3,477	3,162	899	110	2			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06	$6.37			
Value at end of period	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06			
Number of accumulation units outstanding at end of period	13,515	17,008	4,206	7,245	5,920	5,960	5,295			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.94	$18.94	$14.63	$12.81	$12.93	$11.81	$10.05			
Value at end of period	$19.85	$20.94	$18.94	$14.63	$12.81	$12.93	$11.81			
Number of accumulation units outstanding at end of period	3,930	2,262	2,580	2,413	1,623	1,722	1,701			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80	$11.39			
Value at end of period	$24.72	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80			
Number of accumulation units outstanding at end of period	2,414	2,178	1,316	2,426	1,934	736	1,522			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.45	$14.81	$11.21	$9.72	$10.05	$8.15	$6.12			
Value at end of period	$15.75	$16.45	$14.81	$11.21	$9.72	$10.05	$8.15			
Number of accumulation units outstanding at end of period	3,484	2,419	4,131	2,225	1,869	715	585			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.47	$15.93	$11.66	$10.20	$10.77	$8.65	$7.01			
Value at end of period	$15.49	$16.47	$15.93	$11.66	$10.20	$10.77	$8.65			
Number of accumulation units outstanding at end of period	1,621	993	3,011	522	647	246	11			
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$16.59	$15.95	$11.64	$10.26	$10.33	$7.92	$6.14	$9.51	$8.77	$7.91
Value at end of period	$16.20	$16.59	$15.95	$11.64	$10.26	$10.33	$7.92	$6.14	$9.51	$8.77
Number of accumulation units outstanding at end of period	9,145	6,876	12,245	10,914	9,117	4,742	4,983	5,565	6,905	6,022
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63
Value at end of period	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19
Number of accumulation units outstanding at end of period	17,068	18,929	23,222	28,463	31,065	34,664	36,207	40,305	46,498	54,303
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11	$12.45	$12.08	$10.89
Value at end of period	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.11	$12.45	$12.08
Number of accumulation units outstanding at end of period	92,052	88,274	82,452	72,116	71,442	60,781	53,746	40,147	25,632	7,127
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99	$12.88	$12.42	$11.05
Value at end of period	$14.71	$15.00	$14.41	$12.15	$10.72	$11.41	$10.11	$7.99	$12.88	$12.42
Number of accumulation units outstanding at end of period	122,238	128,209	130,141	113,612	94,888	76,983	63,080	54,863	34,808	1,702
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08	$7.88	$13.29	$12.76	$11.26
Value at end of period	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08	$7.88	$13.29	$12.76
Number of accumulation units outstanding at end of period	73,969	75,369	67,766	56,425	45,906	41,032	34,042	24,996	14,185	6,473

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period						$11.96	$10.75	$12.24	$14.89	$15.58
Value at end of period						$10.75	$12.24	$14.89	$15.58	$15.22
Number of accumulation units outstanding at end of period						28	236	1,648	4,596	8,834
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$6.30	$8.45	$9.39	$9.02	$10.10	$11.51	$12.06
Value at end of period				$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83
Number of accumulation units outstanding at end of period				332	99	170	240	620	1,067	746
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.29	$10.88	$11.28	$9.26	$10.69	$11.54	$11.41	$12.34	$13.00	$13.55
Value at end of period	$10.88	$11.28	$9.26	$10.69	$11.54	$11.41	$12.34	$13.00	$13.55	$13.36
Number of accumulation units outstanding at end of period	1,883	1,565	1,113	601	526	551	581	349	403	34,529
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period				$7.15	$9.04	$9.90	$9.68	$10.68	$11.53	$11.99
Value at end of period				$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77
Number of accumulation units outstanding at end of period				505	91	152	306	537	741	674
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.06	$18.21	$18.98	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37
Value at end of period	$18.21	$18.98	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37	$22.97
Number of accumulation units outstanding at end of period	17,522	20,595	16,069	13,842	13,430	9,972	8,027	6,221	6,161	6,308
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.25	$20.35	$21.06	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00
Value at end of period	$20.35	$21.06	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00	$24.33
Number of accumulation units outstanding at end of period	33,504	32,354	39,316	33,404	32,170	32,711	32,836	30,976	29,324	17,590
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.40	$19.06	$19.80	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77
Value at end of period	$19.06	$19.80	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77	$23.28
Number of accumulation units outstanding at end of period	29,784	25,398	23,548	23,002	19,331	14,411	13,591	14,139	14,655	15,702
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period			$9.91	$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98
Value at end of period			$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83
Number of accumulation units outstanding at end of period			768	860	1,874	6,268	5,173	4,562	4,482	6,109
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.68	$15.55	$14.88	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11
Value at end of period	$15.55	$14.88	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24
Number of accumulation units outstanding at end of period	9,590	11,462	11,663	11,574	8,580	9,506	8,994	8,491	8,966	8,574
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.20	$17.25	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91
Value at end of period	$17.25	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05
Number of accumulation units outstanding at end of period	30,624	37,415	33,410	31,396	31,428	30,775	29,934	35,371	25,097	20,483
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period			$9.74	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50
Value at end of period			$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11
Number of accumulation units outstanding at end of period			15,005	14,010	13,753	13,986	14,866	16,956	15,421	13,052
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.01	$12.28	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06
Value at end of period	$12.28	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29
Number of accumulation units outstanding at end of period	8,911	7,616	13,168	7,918	21,019	20,515	18,831	12,962	13,850	14,847

CFI 321

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.16	$24.44	$18.41	$16.65	$17.73	$16.06	$12.39	$20.69	$20.16	$17.98
Value at end of period	$27.55	$27.16	$24.44	$18.41	$16.65	$17.73	$16.06	$12.39	$20.69	$20.16
Number of accumulation units outstanding at end of period	2,828	2,608	4,026	4,708	5,038	4,800	6,219	5,787	5,562	4,797
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.34	$14.92	$10.82	$9.62	$10.04	$8.13	$6.62	$10.19	$10.05	$9.03
Value at end of period	$14.66	$15.34	$14.92	$10.82	$9.62	$10.04	$8.13	$6.62	$10.19	$10.05
Number of accumulation units outstanding at end of period	1,151	1,302	1,578	1,285	2,067	2,333	1,784	1,567	816	629
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.15	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01	$11.80
Value at end of period	$20.49	$21.15	$20.25	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01
Number of accumulation units outstanding at end of period	11,223	12,371	10,892	19,081	18,696	15,967	12,568	12,794	12,307	13,843
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.76	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42
Value at end of period	$18.31	$19.76	$18.38	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17
Number of accumulation units outstanding at end of period	14,937	20,811	24,003	23,004	24,468	28,295	27,632	29,782	30,100	25,347
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.44	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66
Value at end of period	$16.82	$17.44	$16.24	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84
Number of accumulation units outstanding at end of period	95,841	103,478	116,005	130,192	136,364	153,796	181,973	213,576	242,607	278,531
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02
Value at end of period	$17.11	$17.90	$16.50	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60
Number of accumulation units outstanding at end of period	11,679	12,364	11,903	11,208	10,983	11,379	13,205	13,809	17,066	15,081
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38
Value at end of period	$16.99	$20.48	$20.60	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90
Number of accumulation units outstanding at end of period	6,559	8,156	7,830	9,146	12,896	15,543	12,656	11,172	15,240	20,051
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89
Value at end of period	$28.33	$29.66	$26.18	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09
Number of accumulation units outstanding at end of period	15,346	19,066	18,502	18,217	16,975	16,002	14,720	14,274	14,325	13,590
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86	$8.66	$12.55	$12.96	$12.24
Value at end of period	$21.36	$22.51	$21.09	$15.41	$13.18	$13.56	$10.86	$8.66	$12.55	$12.96
Number of accumulation units outstanding at end of period	8,855	8,379	10,181	8,171	7,044	5,977	3,562	2,872	2,887	995
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62
Value at end of period	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51
Number of accumulation units outstanding at end of period	201,636	231,915	253,696	270,280	281,243	315,028	346,067	392,661	467,344	574,315
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68	$11.04	$10.56	$9.88
Value at end of period	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$7.68	$11.04	$10.56
Number of accumulation units outstanding at end of period	6,026	7,632	7,384	7,215	5,348	6,030	4,066	1,866	1,713	278
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$10.91
Value at end of period	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33
Number of accumulation units outstanding at end of period	102,393	96,907	113,737	105,680	96,179	92,575	85,522	91,305	80,976	44,303
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	$11.07
Value at end of period	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90
Number of accumulation units outstanding at end of period	138,680	142,516	154,173	161,684	168,548	177,865	200,139	220,931	260,788	321,464

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.03	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98
Value at end of period	$22.04	$24.03	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57
Number of accumulation units outstanding at end of period	20,414	20,750	21,985	21,171	23,250	22,791	22,963	17,138	15,775	20,094
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$39.18	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95
Value at end of period	$42.77	$39.18	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39
Number of accumulation units outstanding at end of period	45,668	51,760	63,339	80,803	80,934	81,313	89,105	104,430	103,163	116,941
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16	$12.41
Value at end of period	$14.72	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16
Number of accumulation units outstanding at end of period	6,274	5,308	5,266	4,942	5,077	5,378	5,347	4,651	14,573	12,059
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27	$10.20		
Value at end of period	$9.23	$9.70	$10.54	$8.89	$7.59	$8.76	$8.17	$6.27		
Number of accumulation units outstanding at end of period	53,743	58,007	62,654	64,836	57,719	65,086	77,908	86,035		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.57	$13.13	$10.20	$8.50	$9.15	$8.62	$6.62	$11.14	$11.04	$9.48
Value at end of period	$11.45	$12.57	$13.13	$10.20	$8.50	$9.15	$8.62	$6.62	$11.14	$11.04
Number of accumulation units outstanding at end of period	9,391	10,001	10,697	8,713	8,666	8,486	10,844	1,768	1,258	1,709
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	$10.22	
Value at end of period	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46	
Number of accumulation units outstanding at end of period	9,617	10,280	9,854	9,614	9,368	11,303	6,155	4,365	1,414	
WANGER SELECT										
Value at beginning of period	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	$12.40
Value at end of period	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62
Number of accumulation units outstanding at end of period	17,931	22,783	21,893	27,498	26,142	24,150	22,139	17,240	26,086	10,084
WANGER USA										
Value at beginning of period	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	$12.66
Value at end of period	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46
Number of accumulation units outstanding at end of period	7,085	8,053	8,116	9,517	10,204	12,677	12,176	13,763	12,977	14,851
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-4)										
Value at beginning of period	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09	$12.79	$11.01
Value at end of period	$18.42	$18.74	$17.11	$13.18	$11.89	$11.28	$10.11	$8.62	$13.09	$12.79
Number of accumulation units outstanding at end of period	39,416	36,948	33,678	35,920	38,381	36,818	34,698	40,290	39,026	41,361
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25	$21.20	$23.41	$19.58
Value at end of period	$32.08	$34.12	$32.26	$23.72	$21.22	$22.02	$18.23	$14.25	$21.20	$23.41
Number of accumulation units outstanding at end of period	5,834	7,441	6,961	7,325	7,322	9,302	10,122	15,304	16,789	16,999

TABLE 38

FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83	$24.82	$24.46	$22.77
Value at end of period	$31.66	$32.78	$30.28	$25.99	$23.81	$23.06	$20.83	$16.83	$24.82	$24.46
Number of accumulation units outstanding at end of period	500	500	500	500	500	504	500	511	653	668
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$9.64	$8.85				
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11	$9.64				
Number of accumulation units outstanding at end of period	263	263	263	263	264	264				
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.46	$20.24	$17.06	$14.49	$16.98	$15.72	$11.44	$19.49	$16.58	$13.75
Value at end of period	$19.06	$19.46	$20.24	$17.06	$14.49	$16.98	$15.72	$11.44	$19.49	$16.58
Number of accumulation units outstanding at end of period	1,104	1,104	1,104	1,104	1,104	604	604	604	3,426	1,424
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84	$31.73	$28.76
Value at end of period	$51.18	$51.48	$46.56	$35.91	$31.24	$32.45	$28.03	$20.92	$36.84	$31.73
Number of accumulation units outstanding at end of period	10,788	11,726	11,705	13,474	13,772	15,244	18,043	17,803	30,851	27,819
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10	$26.66	$26.59	$22.40
Value at end of period	$32.87	$34.66	$32.28	$25.51	$22.02	$22.08	$19.42	$15.10	$26.66	$26.59
Number of accumulation units outstanding at end of period	621	657	692	2,368	2,403	2,469	2,551	2,552	8,432	10,083
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$17.96	$17.96
Value at end of period	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95
Number of accumulation units outstanding at end of period	327	351	375	399	424	1,662	2,889	2,773	4,217	8,135
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20	$23.78	$20.53	$17.60
Value at end of period	$21.51	$21.01	$23.15	$17.97	$15.07	$18.42	$16.49	$13.20	$23.78	$20.53
Number of accumulation units outstanding at end of period	1,035	1,036	1,036	1,036	1,036	1,700	1,750	1,750	2,052	2,218
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80
Value at end of period	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,316	2,293	2,178	3,473	6,456
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.22	$14.25	$11.16	$9.93	$10.06	$9.30	$7.34	$10.63	$9.96	$8.64
Value at end of period	$14.16	$15.22	$14.25	$11.16	$9.93	$10.06	$9.30	$7.34	$10.63	$9.96
Number of accumulation units outstanding at end of period	263	280	297	313	329	2,071	2,182	2,183	4,733	4,949
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$50.91	$47.51	$40.04	$35.68	$35.55	$33.21	$26.71	$32.14	$29.45	$26.93
Value at end of period	$50.59	$50.91	$47.51	$40.04	$35.68	$35.55	$33.21	$26.71	$32.14	$29.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	367	367	367	367	367
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$51.62	$46.45	$35.53	$30.67	$31.51	$25.35	$17.72	$31.89	$26.46	$23.58
Value at end of period	$53.03	$51.62	$46.45	$35.53	$30.67	$31.51	$25.35	$17.72	$31.89	$26.46
Number of accumulation units outstanding at end of period	0	0	422	308	152	38	417	234	89	79

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$31.40	$29.59	$23.33	$19.68	$23.10	$20.19	$14.85	$27.17	$25.10	$21.50
Value at end of period	$30.30	$31.40	$29.59	$23.33	$19.68	$23.10	$20.19	$14.85	$27.17	$25.10
Number of accumulation units outstanding at end of period	0	0	635	460	213	383	829	606	427	411
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$32.97	$29.54	$22.95	$19.60	$20.95	$18.53	$13.76	$23.11	$20.34	$18.49
Value at end of period	$34.30	$32.97	$29.54	$22.95	$19.60	$20.95	$18.53	$13.76	$23.11	$20.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4	4	4	8
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.56	$11.17	$8.53	$8.19	$8.81	$7.97				
Value at end of period	$12.01	$12.56	$11.17	$8.53	$8.19	$8.81				
Number of accumulation units outstanding at end of period	880	291	291	292	292	292				
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43
Value at end of period	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88
Number of accumulation units outstanding at end of period	729	803	1,020	1,107	1,194	2,837	2,940	3,046	3,157	3,085
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$21.87	$21.46	$17.14	$14.37	$15.75	$14.15	$10.42	$16.99	$14.82	$12.49
Value at end of period	$22.74	$21.87	$21.46	$17.14	$14.37	$15.75	$14.15	$10.42	$16.99	$14.82
Number of accumulation units outstanding at end of period	0	0	0	2,786	2,786	2,786	2,793	2,794	3,518	14
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69	$65.63	$49.65	$40.16
Value at end of period	$62.49	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69	$65.63	$49.65
Number of accumulation units outstanding at end of period	3,305	3,596	3,622	3,595	3,457	4,701	4,768	3,422	7,226	6,855
OPPENHEIMER GLOBAL FUND/VA										
Value at beginning of period	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70	$24.89	$23.71	$20.40
Value at end of period	$32.87	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70	$24.89	$23.71
Number of accumulation units outstanding at end of period	0	0	0	0	0	918	918	919	919	919
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$12.71
Value at end of period	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,127	1,715
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99	$12.02	$10.99
Value at end of period	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99	$12.02
Number of accumulation units outstanding at end of period	665	724	780	835	888	951	1,007	1,007	2,382	2,514
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$14.75	$14.49	$16.16	$15.05	$13.64	$12.78	$10.93	$11.06		
Value at end of period	$14.17	$14.75	$14.49	$16.16	$15.05	$13.64	$12.78	$10.93		
Number of accumulation units outstanding at end of period	1,168	1,256	1,346	1,439	1,535	1,634	1,443	1,444		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.26	$8.40	$8.68	$7.85	$10.38	$9.06	$5.26	$12.73	$11.43	
Value at end of period	$6.07	$7.26	$8.40	$8.68	$7.85	$10.38	$9.06	$5.26	$12.73	
Number of accumulation units outstanding at end of period	1,065	1,041	1,080	1,112	1,112	1,112	1,113	1,417	4,587	
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.03	$20.96	$20.77	$18.16	$18.83	$16.92	$14.42	$13.74	$12.53	$11.16
Value at end of period	$19.89	$21.03	$20.96	$20.77	$18.16	$18.83	$16.92	$14.42	$13.74	$12.53
Number of accumulation units outstanding at end of period	2,468	2,566	2,658	2,747	2,835	3,151	4,221	4,982	4,054	1,513

CFI 325

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.86	$19.33	$14.63	$12.29	$13.08	$11.79	$8.87	$14.75	$13.45	$12.25
Value at end of period	$21.70	$20.86	$19.33	$14.63	$12.29	$13.08	$11.79	$8.87	$14.75	$13.45
Number of accumulation units outstanding at end of period	7,621	10,539	10,763	11,123	11,202	15,222	27,640	27,173	28,437	25,787
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$3.29	$3.64	$7.58	$8.86						
Value at end of period	$2.38	$3.29	$3.64	$7.58						
Number of accumulation units outstanding at end of period	0	0	0	513						
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$38.62	$36.72	$31.78	$28.25	$28.91	$25.59	$21.68	$30.46	$29.14	$26.76
Value at end of period	$37.52	$38.62	$36.72	$31.78	$28.25	$28.91	$25.59	$21.68	$30.46	$29.14
Number of accumulation units outstanding at end of period	28,682	31,677	34,645	40,715	43,541	51,698	67,836	95,222	117,538	135,888
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01
Value at end of period	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72
Number of accumulation units outstanding at end of period	2,681	2,802	2,919	4,478	4,590	4,718	16,991	16,996	21,137	10,310
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.33									
Number of accumulation units outstanding at end of period	2,822									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$38.55	$35.17	$27.19	$23.72	$24.02	$21.26	$16.49	$26.70	$25.11	$22.21
Value at end of period	$37.63	$38.55	$35.17	$27.19	$23.72	$24.02	$21.26	$16.49	$26.70	$25.11
Number of accumulation units outstanding at end of period	559,119	612,254	716,898	793,972	912,331	1,036,940	1,184,071	1,284,630	1,576,693	1,838,625
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.79			
Value at end of period	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93			
Number of accumulation units outstanding at end of period	0	0	0	0	0	341	341			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.22	$28.63	$21.78	$19.25	$19.49	$17.30	$14.21	$22.89	$22.05	$19.46
Value at end of period	$32.12	$32.22	$28.63	$21.78	$19.25	$19.49	$17.30	$14.21	$22.89	$22.05
Number of accumulation units outstanding at end of period	5,364	5,681	8,814	8,938	13,729	14,573	22,769	21,308	37,224	50,559
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63
Value at end of period	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30
Number of accumulation units outstanding at end of period	766	732	1,109	1,067	1,324	1,250	4,811	4,592	6,975	12,982
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62
Value at end of period	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56
Number of accumulation units outstanding at end of period	71	71	71	71	71	71	71	358	2,129	7,602
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$27.17	$25.76	$26.07	$24.10	$22.66	$20.85	$18.90	$20.88	$19.91	$19.34
Value at end of period	$27.04	$27.17	$25.76	$26.07	$24.10	$22.66	$20.85	$18.90	$20.88	$19.91
Number of accumulation units outstanding at end of period	47,033	51,350	55,236	70,472	87,055	102,133	110,735	112,092	125,893	155,702
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96	$6.97				
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96				
Number of accumulation units outstanding at end of period	276	276	276	276	276	276				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.42	$15.53	$12.01	$10.30	$10.31					
Value at end of period	$18.30	$17.42	$15.53	$12.01	$10.30					
Number of accumulation units outstanding at end of period	7,704	4,061	3,062	3,062	3,061					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34	
Value at end of period	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	
Number of accumulation units outstanding at end of period	3,312	3,363	999	922	830	2,006	24,554	23,483	23,505	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$25.47	$23.70	$18.18	$16.12	$15.98					
Value at end of period	$25.28	$25.47	$23.70	$18.18	$16.12					
Number of accumulation units outstanding at end of period	1,597	1,859	1,968	761	837					
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21	$14.65	$14.14
Value at end of period	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21	$14.65
Number of accumulation units outstanding at end of period	50,120	53,335	67,285	73,577	82,052	100,940	132,438	133,856	158,695	167,741
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$11.17	
Value at end of period	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	
Number of accumulation units outstanding at end of period	0	0	0	0	132	0	2,399	2,349	2,204	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$23.73	$21.24	$16.29	$14.41	$14.00	$11.66				
Value at end of period	$25.21	$23.73	$21.24	$16.29	$14.41	$14.00				
Number of accumulation units outstanding at end of period	1,027	1,273	1,375	345	345	345				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$21.30	$19.58								
Value at end of period	$20.24	$21.30								
Number of accumulation units outstanding at end of period	236	321								
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.73	$23.45	$17.60	$15.43	$15.97	$12.84	$11.41			
Value at end of period	$25.21	$25.73	$23.45	$17.60	$15.43	$15.97	$12.84			
Number of accumulation units outstanding at end of period	2,437	2,595	2,749	3,031	3,031	3,238	3,357			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15
Value at end of period	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86
Number of accumulation units outstanding at end of period	1,828	2,037	2,082	2,200	2,176	2,753	4,114	3,985	3,933	4,383
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$11.52
Value at end of period	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.42	$12.13
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	122	10,608
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.98	$24.58	$22.13	$19.88	$19.71	$17.90	$15.33	$20.23	$19.30	$17.97
Value at end of period	$25.69	$25.98	$24.58	$22.13	$19.88	$19.71	$17.90	$15.33	$20.23	$19.30
Number of accumulation units outstanding at end of period	8,184	8,835	9,489	10,136	10,814	11,513	12,250	12,347	11,771	12,396

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16	$10.80				
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16				
Number of accumulation units outstanding at end of period	379	380	380	380	380	381				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80
Value at end of period	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74
Number of accumulation units outstanding at end of period	2,891	2,961	3,165	3,247	3,329	3,417	3,513	3,614	5,097	5,192
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34
Value at end of period	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46
Number of accumulation units outstanding at end of period	1,181	1,181	1,181	735	534	534	3,059	2,886	3,079	2,718
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74		
Value at end of period	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70		
Number of accumulation units outstanding at end of period	284	285	285	285	1,553	1,552	1,552	1,552		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	$11.16
Value at end of period	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	14	2,030	4,407
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01	$20.42	$18.16
Value at end of period	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01	$20.42
Number of accumulation units outstanding at end of period	72	79	101	109	1,098	1,183	1,278	1,374	1,477	1,571
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$15.67	$15.21	$11.82							
Value at end of period	$15.02	$15.67	$15.21							
Number of accumulation units outstanding at end of period	1,742	1,742	1,742							
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.93	
Value at end of period	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,341	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53
Value at end of period	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34
Number of accumulation units outstanding at end of period	695	766	973	1,055	1,139	1,228	1,326	1,426	9,539	11,328
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69
Value at end of period	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89
Number of accumulation units outstanding at end of period	217	239	0	0	0	0	1,204	1,106	7,240	7,473
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04
Value at end of period	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,772	2,773
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40
Value at end of period	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98
Number of accumulation units outstanding at end of period	0	0	0	493	537	791	830	830	1,421	745

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03
Value at end of period	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0		0	1,384	1,333
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65
Value at end of period	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57
Number of accumulation units outstanding at end of period	7,195	7,172	7,151	10,516	11,379	11,055	36,405	35,468	53,174	62,549
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$11.00			
Value at end of period	$17.47	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75			
Number of accumulation units outstanding at end of period	192	192	193	193	193	203	191			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.80	$12.28	$9.04	$18.13	$15.63	
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76	$13.80	$12.28	$9.04	$18.13	
Number of accumulation units outstanding at end of period	7,742	8,019	8,243	8,618	8,067	0	0	0	28	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09
Value at end of period	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95
Number of accumulation units outstanding at end of period	7,583	7,731	7,889	11,311	11,214	13,096	16,042	14,496	16,111	17,772
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18
Value at end of period	$21.39	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68
Number of accumulation units outstanding at end of period	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072	6,370
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41
Value at end of period	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96
Number of accumulation units outstanding at end of period	2,481	2,589	3,349	3,324	3,268	3,231	10,111	9,893	10,725	16,011
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20		
Value at end of period	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28		
Number of accumulation units outstanding at end of period	729	882	936	997	203	229	895	860		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18	$11.06	$9.77
Value at end of period	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18	$11.06
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,344	1,350
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.87	$12.57	$10.40	$8.66	$10.28	$8.33	$5.63	$10.48	$10.10	
Value at end of period	$11.73	$11.87	$12.57	$10.40	$8.66	$10.28	$8.33	$5.63	$10.48	
Number of accumulation units outstanding at end of period	719	766	811	895	895	945	990	991	991	
WANGER SELECT										
Value at beginning of period	$21.29	$20.90	$15.72	$13.44	$16.53	$13.23	$8.06	$16.02	$14.81	$12.50
Value at end of period	$21.07	$21.29	$20.90	$15.72	$13.44	$16.53	$13.23	$8.06	$16.02	$14.81
Number of accumulation units outstanding at end of period	0	0	0	0	0	19	8	8	5,211	2,558
WANGER USA										
Value at beginning of period	$22.36	$21.61	$16.36	$13.80	$14.48	$11.89	$8.46	$14.21	$13.64	$12.77
Value at end of period	$21.95	$22.36	$21.61	$16.36	$13.80	$14.48	$11.89	$8.46	$14.21	$13.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	73

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$19.40	$17.67	$13.57	$12.22	$11.56	$10.33	$8.79	$13.31	$12.96	$11.10
Value at end of period	$19.11	$19.40	$17.67	$13.57	$12.22	$11.56	$10.33	$8.79	$13.31	$12.96
Number of accumulation units outstanding at end of period	657	715	770	824	877	1,844	12,732	12,503	15,940	32,563
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79	$19.84
Value at end of period	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79
Number of accumulation units outstanding at end of period	0	0	0	407	407	407	407	407	1,713	3,490

TABLE 39

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JANUARY 4, 2005
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48	$26.93	$26.21	$24.09
Value at end of period	$37.81	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48	$26.93	$26.21
Number of accumulation units outstanding at end of period	0	3,717	6,133	7,176	8,622	5,500	5,401	6,590	4,684	6,748
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98	$34.00	$30.43
Value at end of period	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98	$34.00
Number of accumulation units outstanding at end of period	239,244	181,149	183,011	186,477	202,146	212,972	228,041	243,165	241,468	222,882
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59	$28.93	$28.49	$23.71
Value at end of period	$39.26	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59	$28.93	$28.49
Number of accumulation units outstanding at end of period	59,279	89,963	87,816	90,055	98,081	11,297	123,950	134,257	123,934	116,517
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62	$25.78	$20.31	$19.00
Value at end of period	$40.38	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62	$25.78	$20.31
Number of accumulation units outstanding at end of period	43,626	40,694	30,634	31,284	40,494	30,156	26,974	28,404	28,388	22,613
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49	$25.80	$22.00	$18.63
Value at end of period	$25.69	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49	$25.80	$22.00
Number of accumulation units outstanding at end of period	35,637	29,902	31,538	30,617	29,625	31,591	41,307	42,654	43,234	29,121
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period	$55.13	$50.80	$36.28	$37.21						
Value at end of period	$57.78	$55.13	$50.80	$36.28						
Number of accumulation units outstanding at end of period	0	1,063	804	583						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98	$11.42	$10.57	$9.05
Value at end of period	$16.75	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98	$11.42	$10.57
Number of accumulation units outstanding at end of period	2,379	12,672	14,634	10,491	11,787	14,066	16,017	15,072	13,869	13,665
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13	$32.18	$30.49	$27.72
Value at end of period	$42.78	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13	$32.18	$30.49
Number of accumulation units outstanding at end of period	0	0	38,409	38,916	43,642	48,071	47,132	51,504	69,073	74,780

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20	$12.08	$11.11	$10.25
Value at end of period	$14.78	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20	$12.08	$11.11
Number of accumulation units outstanding at end of period	57,154	111,512	110,529	123,727	142,622	0	155,271	161,168	156,529	118,896
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.92									
Value at end of period	$9.49									
Number of accumulation units outstanding at end of period	6,522									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$43.54	$39.47	$30.13	$26.09	$26.16	$22.90	$17.59	$28.22	$26.27	$23.01
Value at end of period	$42.90	$43.54	$39.47	$30.13	$26.09	$26.16	$22.90	$17.59	$28.22	$26.27
Number of accumulation units outstanding at end of period	75,719	116,221	117,563	110,058	117,177	127,705	105,707	124,722	149,018	171,208
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.36	$32.83	$24.77	$21.65	$21.66	$19.01	$15.43	$24.57	$23.40	$20.42
Value at end of period	$37.66	$37.36	$32.83	$24.77	$21.65	$21.66	$19.01	$15.43	$24.57	$23.40
Number of accumulation units outstanding at end of period	55,638	123,317	114,712	127,245	136,950	147,693	162,406	179,312	210,822	230,630
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.17	$39.40	$29.21	$24.88	$25.17	$20.64	$15.66	$25.10	$23.79	$21.74
Value at end of period	$42.22	$43.17	$39.40	$29.21	$24.88	$25.17	$20.64	$15.66	$25.10	$23.79
Number of accumulation units outstanding at end of period	50,392	141,138	143,394	143,657	156,461	161,609	179,304	189,045	191,937	190,582
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.94	$28.50	$19.97	$17.77	$17.90	$14.57	$11.67	$17.57	$18.74	$16.47
Value at end of period	$28.97	$29.94	$28.50	$19.97	$17.77	$17.90	$14.57	$11.67	$17.57	$18.74
Number of accumulation units outstanding at end of period	3,561	95,084	97,085	95,462	102,530	109,654	119,289	137,475	144,104	152,178
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$31.23	$29.38	$29.34	$26.89	$25.01	$22.74	$20.41	$22.30	$21.03	$20.21
Value at end of period	$31.40	$31.23	$29.38	$29.34	$26.89	$25.01	$22.74	$20.41	$22.30	$21.03
Number of accumulation units outstanding at end of period	110,514	96,521	91,905	109,591	96,203	109,184	115,916	124,069	127,866	117,383
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.77	$10.42	$8.58	$7.22	$8.23	$7.62	$6.99			
Value at end of period	$9.67	$9.77	$10.42	$8.58	$7.22	$8.23	$7.62			
Number of accumulation units outstanding at end of period	0	11,883	13,730	10,654	9,596	9,973	17,604			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.35	$16.15	$12.32	$10.44	$10.34					
Value at end of period	$19.47	$18.35	$16.15	$12.32	$10.44					
Number of accumulation units outstanding at end of period	56,954	150,070	101,956	94,874	90,491					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$14.90	$13.55	$12.30							
Value at end of period	$14.23	$14.90	$13.55							
Number of accumulation units outstanding at end of period	12,387	0	0							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$29.65	$27.24	$22.59							
Value at end of period	$29.68	$29.65	$27.24							
Number of accumulation units outstanding at end of period	0	20,724	21,070							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$17.00	$17.00	$17.05	$17.05	$17.04	$17.00	$16.94	$16.51	$15.70	$14.97
Value at end of period	$16.99	$17.00	$17.00	$17.05	$17.05	$17.04	$17.00	$16.94	$16.51	$15.70
Number of accumulation units outstanding at end of period	0	15,461	15,017	3,306	4,543	7,083	44,541	44,401	35,571	33,655

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.53	$29.82	$31.58	$21.76	$27.77	$34.54	$33.68	$38.48	$53.14	$56.62
Value at end of period	$29.82	$31.58	$21.76	$27.77	$34.54	$33.68	$38.48	$53.14	$56.62	$55.94
Number of accumulation units outstanding at end of period	32,643	37,373	44,611	47,168	45,205	44,839	40,529	40,292	38,621	39,795
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.57	$12.38	$12.96	$8.56	$10.78	$12.27	$11.88	$13.48	$15.64	$16.56
Value at end of period	$12.38	$12.96	$8.56	$10.78	$12.27	$11.88	$13.48	$15.64	$16.56	$16.48
Number of accumulation units outstanding at end of period	3,032	7,503	8,834	520,087	17,462	25,508	24,226	26,053	28,058	178,692
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.72	$12.74	$13.41	$8.44	$10.84	$12.42	$11.85	$13.60	$16.41	$17.28
Value at end of period	$12.74	$13.41	$8.44	$10.84	$12.42	$11.85	$13.60	$16.41	$17.28	$17.19
Number of accumulation units outstanding at end of period	7,884	14,584	27,871	31,626	36,561	41,760	49,513	61,083	69,424	341,510
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.21	$13.08	$13.84	$8.32	$10.81	$12.44	$11.80	$13.59	$16.77	$17.79
Value at end of period	$13.08	$13.84	$8.32	$10.81	$12.44	$11.80	$13.59	$16.77	$17.79	$17.61
Number of accumulation units outstanding at end of period	7,199	13,254	6,450	242,654	8,723	10,310	11,115	11,389	438,034	145,803
VOYA SOLUTION INCOME PORTFOLIO (CLASS S) (Funds were first received in this option during September 2007)										
Value at beginning of period		$11.51	$11.74	$9.78	$11.45	$12.57	$12.61	$13.84	$14.76	$15.60
Value at end of period		$11.74	$9.78	$11.45	$12.57	$12.61	$13.84	$14.76	$15.60	$15.61
Number of accumulation units outstanding at end of period		1,352	1,530	5,378	5,588	3,250	1,670	2,863	2,865	115,581
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.45	$20.00	$21.16	$16.17	$19.06	$21.17	$21.55	$24.14	$27.13	$28.93
Value at end of period	$20.00	$21.16	$16.17	$19.06	$21.17	$21.55	$24.14	$27.13	$28.93	$28.75
Number of accumulation units outstanding at end of period	11,237	17,028	11,572	12,155	7,881	6,328	5,980	4,889	3,353	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.74	$22.35	$23.47	$15.01	$18.80	$21.25	$20.63	$23.66	$29.04	$30.84
Value at end of period	$22.35	$23.47	$15.01	$18.80	$21.25	$20.63	$23.66	$29.04	$30.84	$30.46
Number of accumulation units outstanding at end of period	7,998	8,821	5,061	5,749	6,799	4,058	3,636	5,206	4,822	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.82	$20.93	$22.07	$15.34	$18.68	$20.95	$20.83	$23.66	$27.50	$29.32
Value at end of period	$20.93	$22.07	$15.34	$18.68	$20.95	$20.83	$23.66	$27.50	$29.32	$29.14
Number of accumulation units outstanding at end of period	15,920	7,426	3,270	3,498	3,575	4,314	5,447	0	5,619	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.28	$16.49	$16.01	$11.75	$15.95	$19.46	$18.85	$21.93	$28.72	$32.40
Value at end of period	$16.49	$16.01	$11.75	$15.95	$19.46	$18.85	$21.93	$28.72	$32.40	$31.71
Number of accumulation units outstanding at end of period	24,721	27,959	39,840	34,321	36,817	38,858	42,754	48,281	47,460	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.87	$18.29	$19.40	$11.40	$15.40	$19.50	$19.93	$23.85	$33.01	$34.55
Value at end of period	$18.29	$19.40	$11.40	$15.40	$19.50	$19.93	$23.85	$33.01	$34.55	$32.68
Number of accumulation units outstanding at end of period	38,235	40,819	42,358	42,142	40,395	41,513	41,776	51,978	46,992	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.21	$12.63	$13.08	$10.03	$12.30	$13.81	$13.67	$15.37	$19.20	$20.91
Value at end of period	$12.63	$13.08	$10.03	$12.30	$13.81	$13.67	$15.37	$19.20	$20.91	$20.47
Number of accumulation units outstanding at end of period	113,898	111,480	108,399	120,283	105,837	94,820	82,455	75,317	76,784	333,864
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$18.11	$18.54	$12.41	$15.60	$19.18	$19.53	$23.43	$30.83	$35.45
Value at end of period	$18.11	$18.54	$12.41	$15.60	$19.18	$19.53	$23.43	$30.83	$35.45	$34.23
Number of accumulation units outstanding at end of period	42,588	41,986	42,804	36,952	34,432	34,709	35,128	37,583	33,296	7,392
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$14.50	$15.45	$9.22	$12.86	$14.94	$13.73	$16.66	$21.23	$21.65
Value at end of period	$14.50	$15.45	$9.22	$12.86	$14.94	$13.73	$16.66	$21.23	$21.65	$22.53
Number of accumulation units outstanding at end of period	480,117	473,300	463,028	450,106	430,454	423,969	388,813	380,233	378,614	110,854

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15	$14.35	$12.65	$11.60
Value at end of period	$26.36	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15	$14.35	$12.65
Number of accumulation units outstanding at end of period	110,522	109,115	130,949	131,940	148,655	155,091	159,817	158,006	168,996	183,786
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30	$28.22	$25.68	$22.66
Value at end of period	$53.53	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30	$28.22	$25.68
Number of accumulation units outstanding at end of period	95,729	26,186	27,560	24,906	22,287	24,223	21,445	22,316	19,728	24,117
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30	$10.21		
Value at end of period	$10.27	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30		
Number of accumulation units outstanding at end of period	97,162	46,766	47,590	43,263	38,642	41,509	40,449	43,787		

TABLE 40

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% EFFECTIVE SEPTEMBER 10, 2007

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36	$8.75	
Value at end of period	$17.13	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36	
Number of accumulation units outstanding at end of period	11,898	0	58,402	48,418	54,724	50,614	42,535	4,929	
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$17.76	$19.70	$12.56	$13.85	$13.58	$10.03	$8.12	$9.09	
Value at end of period	$17.25	$17.76	$19.70	$12.56	$13.85	$13.58	$10.03	$8.12	
Number of accumulation units outstanding at end of period	11,395	0	76,172	73,593	64,747	47,509	33,772	5,713	
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$22.03	$22.56	$18.78	$15.79	$18.28	$16.71	$12.00	$20.21	$18.43
Value at end of period	$21.76	$22.03	$22.56	$18.78	$15.79	$18.28	$16.71	$12.00	$20.21
Number of accumulation units outstanding at end of period	39,523	0	284,680	251,428	305,238	294,461	276,848	252,789	147,996
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98	$37.18
Value at end of period	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98
Number of accumulation units outstanding at end of period	239,244	181,149	248,741	250,822	251,909	241,112	228,041	200,288	129,222
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$32.50	$32.32	$23.72	$20.04	$20.82	$16.24	$12.56	$18.77	$19.16
Value at end of period	$29.98	$32.50	$32.32	$23.72	$20.04	$20.82	$16.24	$12.56	$18.77
Number of accumulation units outstanding at end of period	16,542	0	64,827	53,156	49,761	45,573	36,212	28,051	4,303
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$86.09	$90.16	$83.25	$78.45					
Value at end of period	$73.68	$86.09	$90.16	$83.25					
Number of accumulation units outstanding at end of period	1,600	0	5,226	3,881					

	2007	2008	2009	2010	2011	2012	2013	2014	2015
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$11.76	$12.35	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63
Value at end of period	$12.35	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63	$16.18
Number of accumulation units outstanding at end of period	54,688	196,769	214,563	240,368	265,699	283,285	286,683	0	47,525
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2009)									
Value at beginning of period			$5.06	$9.36	$10.86	$8.32	$9.31	$9.13	$7.98
Value at end of period			$9.36	$10.86	$8.32	$9.31	$9.13	$7.98	$6.73
Number of accumulation units outstanding at end of period			29,101	56,631	66,518	46,618	37,611	0	5,981
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during August 2010)									
Value at beginning of period				$29.13	$30.54	$29.81	$34.53	$35.18	$35.72
Value at end of period				$30.54	$29.81	$34.53	$35.18	$35.72	$34.18
Number of accumulation units outstanding at end of period				2,359	13,108	15,242	20,638	0	4,310
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during March 2009)									
Value at beginning of period			$8.43	$12.54	$14.08	$13.39	$16.15	$21.54	$23.61
Value at end of period			$12.54	$14.08	$13.39	$16.15	$21.54	$23.61	$24.76
Number of accumulation units outstanding at end of period			6,938	11,573	19,246	18,485	18,035	0	3,932
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period									$9.92
Value at end of period									$9.49
Number of accumulation units outstanding at end of period									6,522
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2010)									
Value at beginning of period				$14.88	$15.66	$16.36	$18.65	$19.70	$19.86
Value at end of period				$15.66	$16.36	$18.65	$19.70	$19.86	$19.45
Number of accumulation units outstanding at end of period				3,267	12,093	30,278	37,215	0	7,794
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$24.84	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17
Value at end of period	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22
Number of accumulation units outstanding at end of period	24,067	55,759	61,999	62,447	60,367	57,466	53,283	141,138	50,392
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$18.25	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94
Value at end of period	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97
Number of accumulation units outstanding at end of period	2,302	14,976	18,306	17,098	15,808	13,118	11,732	95,084	3,561
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$21.92	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23
Value at end of period	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40
Number of accumulation units outstanding at end of period	55,907	85,454	96,033	93,395	72,609	67,578	52,592	96,521	110,514
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period					$10.34	$10.44	$12.32	$16.15	$18.35
Value at end of period					$10.44	$12.32	$16.15	$18.35	$19.47
Number of accumulation units outstanding at end of period					0	39,104	58,090	150,070	56,954

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2013)									
Value at beginning of period	$14.90	$13.55	$12.30						
Value at end of period	$14.23	$14.90	$13.55						
Number of accumulation units outstanding at end of period	12,387	0	70,120						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$29.65	$27.24	$22.59						
Value at end of period	$29.68	$29.65	$27.24						
Number of accumulation units outstanding at end of period	0	20,724	0						
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51	$11.47	$11.36
Value at end of period	$17.16	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51	$11.47
Number of accumulation units outstanding at end of period	10,287	0	195,142	201,756	197,653	180,244	199,539	186,936	147,496
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$27.46	$24.78	$18.37	$18.09					
Value at end of period	$27.23	$27.46	$24.78	$18.37					
Number of accumulation units outstanding at end of period	6,821	0	16,475	11,802					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96	$12.67
Value at end of period	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96
Number of accumulation units outstanding at end of period	178,692	28,058	750,453	703,801	646,085	583,075	520,087	492,484	233,574
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41	$13.03
Value at end of period	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41
Number of accumulation units outstanding at end of period	341,510	69,424	768,414	656,324	554,649	472,321	384,241	302,587	21,367
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84	$13.38
Value at end of period	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84
Number of accumulation units outstanding at end of period	145,803	438,034	407,561	357,397	310,909	272,650	242,654	181,230	35,876
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$16.71	$15.70	$12.73	$11.02	$11.62	$10.93			
Value at end of period	$16.52	$16.71	$15.70	$12.73	$11.02	$11.62			
Number of accumulation units outstanding at end of period	15,682	5,373	19,682	9,913	4,189	37			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74	$11.51
Value at end of period	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74
Number of accumulation units outstanding at end of period	115,581	2,865	101,225	92,116	86,348	82,314	54,898	45,639	3,514
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$22.47	$19.89	$15.03	$13.01	$12.78	$11.14	$8.82	$14.03	$13.80
Value at end of period	$22.71	$22.47	$19.89	$15.03	$13.01	$12.78	$11.14	$8.82	$14.03
Number of accumulation units outstanding at end of period	21,838	0	349,817	336,241	361,476	336,051	306,000	257,342	187,353

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45	$15.18
Value at end of period	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45
Number of accumulation units outstanding at end of period	110,854	378,614	56,680	67,347	76,045	83,975	82,996	75,233	25,696

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during September 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$28.33	$26.38	$20.34	$17.40	$17.56	$15.27	$12.22	$19.00	$18.80
Value at end of period	$26.36	$28.33	$26.38	$20.34	$17.40	$17.56	$15.27	$12.22	$19.00
Number of accumulation units outstanding at end of period	30,707	235,551	234,739	235,085	221,780	208,915	193,168	149,177	88,042

WANGER INTERNATIONAL
(Funds were first received in this option during April 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$13.01	$13.62	$11.16	$9.18	$10.75	$8.61	$5.63		
Value at end of period	$13.02	$13.01	$13.62	$11.16	$9.18	$10.75	$8.61		
Number of accumulation units outstanding at end of period	8,862	0	55,781	41,973	39,398	25,680	4,592		

WANGER SELECT
(Funds were first received in this option during September 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$24.09	$23.36	$17.31	$14.65	$17.80	$14.06	$8.46	$16.61	$16.34
Value at end of period	$24.06	$24.09	$23.36	$17.31	$14.65	$17.80	$14.06	$8.46	$16.61
Number of accumulation units outstanding at end of period	15,910	0	165,632	198,822	206,603	206,820	191,467	166,678	121,257

WANGER USA
(Funds were first received in this option during September 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$25.22	$24.08	$18.06	$15.05	$15.59	$12.64	$8.88	$14.73	$14.54
Value at end of period	$25.05	$25.22	$24.08	$18.06	$15.05	$15.59	$12.64	$8.88	$14.73
Number of accumulation units outstanding at end of period	23,192	0	82,817	70,064	66,450	51,594	43,271	35,741	5,089

TABLE 41

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

ALGER GREEN FUND (CLASS A)
(Funds were first received in this option during December 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.69	$20.75	$15.44	$13.47	$14.25	$13.04	$13.15		
Value at end of period	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25	$13.04		
Number of accumulation units outstanding at end of period	159	70	5,458	133	0	0	41		

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during September 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.60	$18.99	$15.50	$13.97	$14.27	$12.35	$11.08		
Value at end of period	$21.46	$21.60	$18.99	$15.50	$13.97	$14.27	$12.35		
Number of accumulation units outstanding at end of period	12,300	11,168	9,527	12,139	12,153	8,271	2,140		

AMANA INCOME FUND (INVESTOR CLASS)
(Funds were first received in this option during October 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.19	$19.47	$15.05	$13.76	$13.53	$12.09	$11.74		
Value at end of period	$20.53	$21.19	$19.47	$15.05	$13.76	$13.53	$12.09		
Number of accumulation units outstanding at end of period	28,517	27,208	28,752	5,975	4,238	5,517	2,851		

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)
(Funds were first received in this option during September 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$12.61	$12.32	$13.59	$12.77	$11.33	$10.76	$10.42		
Value at end of period	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33	$10.76		
Number of accumulation units outstanding at end of period	19,577	21,274	21,310	57,080	54,758	31,406	17,419		

ARIEL FUND (INVESTOR CLASS)

CFI 336

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
(Funds were first received in this option during November 2010)									
Value at beginning of period	$19.69	$17.79	$12.33	$10.27	$11.62	$10.60			
Value at end of period	$18.84	$19.69	$17.79	$12.33	$10.27	$11.62			
Number of accumulation units outstanding at end of period	626	2,711	10,338	205	299	752			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$11.77	$11.91	$9.54	$7.63	$8.24	$7.80	$4.85		
Value at end of period	$11.28	$11.77	$11.91	$9.54	$7.63	$8.24	$7.80		
Number of accumulation units outstanding at end of period	11,847	7,618	6,359	4,188	2,654	1,508	1,229		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$20.14	$18.40	$12.77	$10.99	$11.79	$9.65			
Value at end of period	$18.01	$20.14	$18.40	$12.77	$10.99	$11.79			
Number of accumulation units outstanding at end of period	9,471	10,425	11,406	1,246	954	1,036			
AVE MARIA RISING DIVIDEND FUND									
(Funds were first received in this option during December 2015)									
Value at beginning of period	$9.25								
Value at end of period	$9.20								
Number of accumulation units outstanding at end of period	5,949								
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)									
(Funds were first received in this option during May 2015)									
Value at beginning of period	$10.30								
Value at end of period	$10.12								
Number of accumulation units outstanding at end of period	28,489								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$25.12	$23.66	$17.80	$15.76	$15.90	$13.07			
Value at end of period	$23.33	$25.12	$23.66	$17.80	$15.76	$15.90			
Number of accumulation units outstanding at end of period	4,495	3,973	4,487	1,579	2,651	4,078			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$17.09	$15.63	$13.28	$12.04	$11.55	$10.33	$8.26	$12.06	$12.28
Value at end of period	$16.67	$17.09	$15.63	$13.28	$12.04	$11.55	$10.33	$8.26	$12.06
Number of accumulation units outstanding at end of period	8,480	14,221	9,564	9,594	10,721	10,784	9,480	5,776	3,114
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$14.67	$11.30	$10.99	$9.52	$10.09				
Value at end of period	$15.37	$14.67	$11.30	$10.99	$9.52				
Number of accumulation units outstanding at end of period	8,451	10,204	3,201	1,934	509				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$14.46	$12.97	$9.94	$8.66	$9.15	$7.89	$6.21	$5.85	
Value at end of period	$14.10	$14.46	$12.97	$9.94	$8.66	$9.15	$7.89	$6.21	
Number of accumulation units outstanding at end of period	2,041	976	2,520	9,078	8,755	317	22	3	
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during 2009)									
Value at beginning of period	$16.54	$14.81	$10.98	$9.45	$9.90	$8.07	$6.12		
Value at end of period	$15.64	$16.54	$14.81	$10.98	$9.45	$9.90	$8.07		
Number of accumulation units outstanding at end of period	358	3,580	435	90	88	1,170	429		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
DELAWARE SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during November 2013)									
Value at beginning of period	$12.73	$12.11	$11.82						
Value at end of period	$11.88	$12.73	$12.11						
Number of accumulation units outstanding at end of period	3,582	1,053	282						
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$18.96	$19.53	$16.29	$13.70	$15.90	$14.57	$10.50	$17.70	$18.14
Value at end of period	$18.76	$18.96	$19.53	$16.29	$13.70	$15.90	$14.57	$10.50	$17.70
Number of accumulation units outstanding at end of period	26,595	25,485	27,017	35,785	39,410	38,646	36,526	15,539	44
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$23.36	$20.92	$15.98	$13.76	$14.15	$12.10	$8.94	$15.59	$16.07
Value at end of period	$23.46	$23.36	$20.92	$15.98	$13.76	$14.15	$12.10	$8.94	$15.59
Number of accumulation units outstanding at end of period	376,742	398,660	409,611	430,174	442,686	460,799	485,170	189,809	78,840
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$18.80	$17.34	$13.56	$11.59	$11.51	$10.02	$7.71	$13.49	$14.32
Value at end of period	$18.01	$18.80	$17.34	$13.56	$11.59	$11.51	$10.02	$7.71	$13.49
Number of accumulation units outstanding at end of period	121,580	131,771	130,838	131,223	138,091	153,253	152,144	68,690	37,197
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$22.04	$19.85	$14.60	$12.76	$12.77	$10.31	$8.05	$15.28	$15.81
Value at end of period	$23.56	$22.04	$19.85	$14.60	$12.76	$12.77	$10.31	$8.05	$1,528.00
Number of accumulation units outstanding at end of period	197,791	204,784	205,843	203,212	210,137	221,755	224,254	107,871	39,028
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.24	$17.71	$13.61	$11.30	$13.68	$12.12	$9.61	$17.14	$17.74
Value at end of period	$16.79	$16.24	$17.71	$13.61	$11.30	$13.68	$12.12	$9.61	$17.14
Number of accumulation units outstanding at end of period	29,508	25,493	26,548	25,435	25,926	26,623	29,959	14,302	6,985
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$21.83	$21.76	$16.01	$13.56	$14.12	$11.04	$8.57	$12.52	
Value at end of period	$20.17	$21.83	$21.76	$16.01	$13.56	$14.12	$11.04	$8.57	
Number of accumulation units outstanding at end of period	19,042	19,004	22,108	21,958	21,549	26,591	22,761	5,937	
FUNDAMENTAL INVESTORS℠ (CLASS R-4)									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$15.12	$13.92	$10.61	$9.08	$9.28	$8.16	$5.43		
Value at end of period	$15.58	$15.12	$13.92	$10.61	$9.08	$9.28	$8.16		
Number of accumulation units outstanding at end of period	7,167	6,138	4,988	4,160	3,405	3,008	1,056		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$19.17	$18.39	$14.27	$12.96	$13.85	$12.34	$10.83		
Value at end of period	$18.29	$19.17	$18.39	$14.27	$12.96	$13.85	$12.34		
Number of accumulation units outstanding at end of period	1,852	1,906	1,988	2,197	2,080	1,784	1,313		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$54.75	$50.61	$36.21	$37.20					
Value at end of period	$57.35	$54.75	$50.61	$36.21					
Number of accumulation units outstanding at end of period	11,505	11,753	10,611	9,393					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO V.I. CORE EQUITY FUND (SERIES I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$21.00	$19.47	$15.10	$13.29	$13.33	$12.20	$9.53	$13.68	$14.03
Value at end of period	$19.74	$21.00	$19.47	$15.10	$13.29	$13.33	$12.20	$9.53	$13.68
Number of accumulation units outstanding at end of period	44,345	44,420	51,559	53,465	50,638	47,829	48,752	16,970	5,163
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)									
(Funds were first received in this option during June 2015)									
Value at beginning of period	$11.88								
Value at end of period	$10.53								
Number of accumulation units outstanding at end of period	361								
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$13.58	$11.95	$9.03	$8.59	$9.14	$7.75			
Value at end of period	$13.10	$13.58	$11.95	$9.03	$8.59	$9.14			
Number of accumulation units outstanding at end of period	1,535	0	0	0	0	6,107			
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$18.45	$17.61	$13.02	$11.25	$11.48	$9.23	$7.20	$9.90	
Value at end of period	$17.75	$18.45	$17.61	$13.02	$11.25	$11.48	$9.23	$7.20	
Number of accumulation units outstanding at end of period	5,699	5,645	8,816	8,866	8,561	5,471	3,897	39	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$19.33	$17.37	$13.37	$11.70	$12.22	$9.76	$7.73	$10.71	
Value at end of period	$18.55	$19.33	$17.37	$13.37	$11.70	$12.22	$9.76	$7.73	
Number of accumulation units outstanding at end of period	22,071	26,766	24,412	25,885	26,281	27,400	27,917	8,298	
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)									
(Funds were first received in this option during March 2014)									
Value at beginning of period	$10.32	$9.93							
Value at end of period	$10.29	$10.32							
Number of accumulation units outstanding at end of period	3,821	4,290							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$18.09	$16.45	$11.95	$10.81	$11.18	$9.15	$7.03	$11.54	$11.64
Value at end of period	$17.95	$18.09	$16.45	$11.95	$10.81	$11.18	$9.15	$7.03	$11.54
Number of accumulation units outstanding at end of period	6,992	6,895	11,730	5,786	5,546	4,558	1,473	42	88
NEW PERSPECTIVE FUND® (CLASS R-4)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$22.23	$21.60	$17.08	$14.18	$15.39	$13.68	$9.98	$16.10	$16.58
Value at end of period	$23.35	$22.23	$21.60	$17.08	$14.18	$15.39	$13.68	$9.98	$16.10
Number of accumulation units outstanding at end of period	4,267	4,125	5,356	5,841	4,961	4,790	2,953	1,212	47
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)									
(Funds were first received in this option during January 2015)									
Value at beginning of period	$20.99								
Value at end of period	$20.44								
Number of accumulation units outstanding at end of period	825								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$27.97	$29.46	$27.25	$22.61	$27.67	$21.85	$12.05	$23.25	$24.21
Value at end of period	$23.98	$27.97	$29.46	$27.25	$22.61	$27.67	$21.85	$12.05	$23.25
Number of accumulation units outstanding at end of period	37,017	42,610	44,093	50,184	53,386	63,742	77,076	24,999	438

CFI 339

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$25.20	$22.57	$16.04	$13.63	$13.98	$11.35	$8.30	$12.22	
Value at end of period	$23.65	$25.20	$22.57	$16.04	$13.63	$13.98	$11.35	$8.30	
Number of accumulation units outstanding at end of period	18,668	17,149	15,293	5,542	7,320	9,060	13,593	4,251	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$16.63	$15.44	$13.30	$11.98	$12.24	$10.96	$9.06	$11.39	
Value at end of period	$16.50	$16.63	$15.44	$13.30	$11.98	$12.24	$10.96	$9.06	
Number of accumulation units outstanding at end of period	6,952	8,298	5,378	5,747	5,827	5,391	4,943	3,388	
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during July 2015)									
Value at beginning of period	$7.13								
Value at end of period	$5.48								
Number of accumulation units outstanding at end of period	295								
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$14.89	$14.48	$15.99	$14.74	$13.23	$12.27	$10.39	$11.76	
Value at end of period	$14.45	$14.89	$14.48	$15.99	$14.74	$13.23	$12.27	$10.39	
Number of accumulation units outstanding at end of period	24,513	26,965	27,085	44,205	37,833	26,901	21,682	18,382	
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$7.84	$8.99	$9.19	$8.23	$10.77	$9.32	$5.35	$12.83	$13.35
Value at end of period	$6.62	$7.84	$8.99	$9.19	$8.23	$10.77	$9.32	$5.35	$12.83
Number of accumulation units outstanding at end of period	15,765	39,002	17,072	19,964	28,334	43,075	47,077	4,067	6
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$18.47	$18.50	$16.55	$14.30	$14.58	$12.38	$7.73	$11.31	
Value at end of period	$17.70	$18.47	$18.50	$16.55	$14.30	$14.58	$12.38	$7.73	
Number of accumulation units outstanding at end of period	9,917	11,409	12,957	15,522	12,894	11,579	11,719	3,936	
SMALLCAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during September 2009)									
Value at beginning of period	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40	$7.83		
Value at end of period	$14.62	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40		
Number of accumulation units outstanding at end of period	12,557	5,573	7,121	9,538	5,977	8,167	2,064		
TCW TOTAL RETURN BOND FUND (CLASS N)									
(Funds were first received in this option during September 2015)									
Value at beginning of period	$10.00								
Value at end of period	$9.98								
Number of accumulation units outstanding at end of period	2,582								
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$20.24	$19.97	$19.59	$16.96	$17.41	$15.49	$13.07	$12.33	$12.39
Value at end of period	$19.33	$20.24	$19.97	$19.59	$16.96	$17.41	$15.49	$13.07	$12.33
Number of accumulation units outstanding at end of period	24,911	29,845	40,413	49,606	45,337	54,527	46,051	8,276	205
THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$12.39	$11.77	$12.04	$11.40	$10.73	$10.03	$8.73		
Value at end of period	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73	$10.03		
Number of accumulation units outstanding at end of period	2,523	1,558	1,206	1,843	6,803	4,827	3,088		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$22.09	$20.27	$15.18	$12.63	$13.31	$11.88	$8.85	$14.57	$15.19
Value at end of period	$23.21	$22.09	$20.27	$15.18	$12.63	$13.31	$11.88	$8.85	$14.57
Number of accumulation units outstanding at end of period	38,736	42,065	43,194	40,133	35,014	34,252	41,718	8,716	96
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)									
(Funds were first received in this option during June 2011)									
Value at beginning of period	$3.41	$3.73	$7.71	$8.79	$9.92				
Value at end of period	$2.50	$3.41	$3.73	$7.71	$8.79				
Number of accumulation units outstanding at end of period	50,455	66,935	42,266	6,832	3,976				
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89	$12.40	$12.55
Value at end of period	$16.22	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89	$12.40
Number of accumulation units outstanding at end of period	150,787	180,165	197,685	207,417	208,697	237,620	238,935	105,316	51,702
VOYA CORPORATE LEADERS 100 FUND (CLASS I)									
(Funds were first received in this option during October 2015)									
Value at beginning of period	$9.69								
Value at end of period	$9.68								
Number of accumulation units outstanding at end of period	1,340								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07	$11.95	$11.86
Value at end of period	$14.40	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07	$11.95
Number of accumulation units outstanding at end of period	66,499	67,913	72,134	92,964	93,882	97,970	103,329	49,704	14,774
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2014)									
Value at beginning of period	$10.21	$10.21							
Value at end of period	$9.84	$10.21							
Number of accumulation units outstanding at end of period	1,528	3,440							
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$10.04								
Value at end of period	$9.43								
Number of accumulation units outstanding at end of period	95,135								
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$11.59	$11.07	$11.31	$11.02	$10.28	$10.20			
Value at end of period	$11.75	$11.59	$11.07	$11.31	$11.02	$10.28			
Number of accumulation units outstanding at end of period	1,791	7,319	4,028	715	1,254	714			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$20.80	$18.83	$14.45	$12.51	$12.58	$11.05	$8.50	$13.67	$14.10
Value at end of period	$20.45	$20.80	$18.83	$14.45	$12.51	$12.58	$11.05	$8.50	$13.67
Number of accumulation units outstanding at end of period	793,031	871,572	964,204	931,688	1,006,097	1,115,684	1,110,046	384,838	147,509
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$19.50	$19.33	$18.34	$16.13	$15.48	$13.59	$9.12	$11.37	
Value at end of period	$19.06	$19.50	$19.33	$18.34	$16.13	$15.48	$13.59	$9.12	
Number of accumulation units outstanding at end of period	15,028	15,783	14,868	15,299	12,773	16,458	20,963	2,547	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$19.85	$17.48	$13.18	$11.55	$11.58	$10.19	$8.29	$13.24	$13.60
Value at end of period	$19.97	$19.85	$17.48	$13.18	$11.55	$11.58	$10.19	$8.29	$13.24
Number of accumulation units outstanding at end of period	257,669	282,653	300,045	305,724	321,626	321,791	338,211	137,124	67,012
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$22.61	$20.69	$15.41	$13.13	$13.31	$10.95	$8.33	$13.38	$14.01
Value at end of period	$22.15	$22.61	$20.69	$15.41	$13.13	$13.31	$10.95	$8.33	$13.38
Number of accumulation units outstanding at end of period	166,584	173,373	185,931	194,126	200,751	209,030	214,189	136,200	79,643
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$20.53	$19.52	$13.71	$12.23	$12.36	$10.08	$8.10	$12.22	$13.33
Value at end of period	$19.82	$20.53	$19.52	$13.71	$12.23	$12.36	$10.08	$8.10	$12.22
Number of accumulation units outstanding at end of period	95,907	99,920	103,195	105,090	107,580	117,577	110,237	64,720	30,109
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$16.78	$15.82	$12.78	$11.05	$11.56	$10.86			
Value at end of period	$16.42	$16.78	$15.82	$12.78	$11.05	$11.56			
Number of accumulation units outstanding at end of period	1,772	1,284	1,029	681	370	47			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$15.56	$14.62	$14.68	$13.45	$12.54	$11.44	$10.28	$11.26	$11.14
Value at end of period	$15.61	$15.56	$14.62	$14.68	$13.45	$12.54	$11.44	$10.28	$11.26
Number of accumulation units outstanding at end of period	239,649	237,878	250,947	283,826	301,997	322,698	312,052	95,615	28,260
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60	$6.96		
Value at end of period	$9.53	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60		
Number of accumulation units outstanding at end of period	49,083	37,619	33,390	37,848	32,073	35,875	37,428		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$18.16	$16.03	$12.27	$10.41	$10.33				
Value at end of period	$19.27	$18.16	$16.03	$12.27	$10.41				
Number of accumulation units outstanding at end of period	238,502	242,522	125,202	133,881	129,356				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$14.66	$13.35	$10.23	$8.94	$8.66	$7.27	$6.47	$8.44	
Value at end of period	$13.97	$14.66	$13.35	$10.23	$8.94	$8.66	$7.27	$6.47	
Number of accumulation units outstanding at end of period	161,225	196,923	132,719	117,475	129,244	37,345	36,390	21,764	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82	$13.82	
Value at end of period	$29.18	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82	
Number of accumulation units outstanding at end of period	39,379	39,423	41,008	10,183	11,450	12,598	13,736	1,266	
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$11.45	$11.47	$11.50	$11.53	$11.55	$11.55	$11.54	$11.27	$11.18
Value at end of period	$11.42	$11.45	$11.47	$11.50	$11.53	$11.55	$11.55	$11.54	$11.27
Number of accumulation units outstanding at end of period	42,461	52,532	46,329	46,665	99,364	85,110	98,958	26,299	2,292

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$10.14	$7.47	$9.27	$10.74	$10.25	$11.30	$14.73	$16.94
Value at end of period		$7.47	$9.27	$10.74	$10.25	$11.30	$14.73	$16.94	$16.84
Number of accumulation units outstanding at end of period		3,298	3,862	3,876	4,566	6,270	3,255	6,436	8,490
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period			$10.72	$12.62	$14.20	$14.76	$16.85	$22.19	$25.04
Value at end of period			$12.62	$14.20	$14.76	$16.85	$22.19	$25.04	$26.87
Number of accumulation units outstanding at end of period			4,410	3,889	4,994	7,209	6,929	13,759	11,273
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2008)									
Value at beginning of period		$6.61	$6.67	$8.23	$9.21	$9.42	$10.86	$14.31	$16.12
Value at end of period		$6.67	$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41
Number of accumulation units outstanding at end of period		1,991	3,295	3,289	5,850	5,553	7,426	9,906	15,903
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2009)									
Value at beginning of period			$10.07	$11.91	$13.20	$13.24	$15.31	$20.08	$22.47
Value at end of period			$11.91	$13.20	$13.24	$15.31	$20.08	$22.47	$21.57
Number of accumulation units outstanding at end of period			3,961	2,668	2,796	3,014	4,687	4,569	5,739
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period			$11.43	$12.90	$16.20	$15.80	$18.20	$24.50	$27.15
Value at end of period			$12.90	$16.20	$15.80	$18.20	$24.50	$27.15	$26.87
Number of accumulation units outstanding at end of period			6,992	6,606	6,562	5,240	7,248	9,484	9,722
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period			$6.37	$8.32	$10.39	$10.17	$11.88	$15.90	$17.87
Value at end of period			$8.32	$10.39	$10.17	$11.88	$15.90	$17.87	$17.33
Number of accumulation units outstanding at end of period			1,018	1,214	2,599	2,289	4,600	4,102	7,335
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2008)									
Value at beginning of period		$7.40	$6.99	$8.83	$11.14	$10.67	$12.35	$17.10	$17.90
Value at end of period		$6.99	$8.83	$11.14	$10.67	$12.35	$17.10	$17.90	$17.04
Number of accumulation units outstanding at end of period		687	922	3,313	4,854	2,604	3,472	3,885	8,059
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$13.75	$9.68	$12.66	$16.71	$16.81	$19.31	$26.79	$28.22
Value at end of period		$9.68	$12.66	$16.71	$16.81	$19.31	$26.79	$28.22	$27.90
Number of accumulation units outstanding at end of period		316	1,703	3,362	2,328	2,070	4,318	4,632	8,260
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$15.52	$14.65	$10.08	$12.82	$15.91	$15.48	$17.68	$24.29	$25.82
Value at end of period	$14.65	$10.08	$12.82	$15.91	$15.48	$17.68	$24.29	$25.82	$25.55
Number of accumulation units outstanding at end of period	14,940	36,842	71,760	74,555	66,290	54,573	52,627	47,044	45,825
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$13.38	$12.91	$8.51	$10.68	$12.12	$11.72	$13.26	$15.39	$16.21
Value at end of period	$12.91	$8.51	$10.68	$12.12	$11.72	$13.26	$15.39	$16.21	$16.15
Number of accumulation units outstanding at end of period	19,905	43,270	86,100	102,083	111,426	99,997	105,348	112,263	107,717

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.97	$16.10	$13.41	$11.68	$12.28	$10.74	$8.39	$13.36	$13.93
Value at end of period	$16.85	$16.97	$16.10	$13.41	$11.68	$12.28	$10.74	$8.39	$13.36
Number of accumulation units outstanding at end of period	135,771	126,850	113,953	101,776	117,345	101,394	79,932	34,913	3,993
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$17.47	$16.51	$13.40	$11.64	$12.30	$10.71	$8.27	$13.78	$14.42
Value at end of period	$17.26	$17.47	$16.51	$13.40	$11.64	$12.30	$10.71	$8.27	$13.78
Number of accumulation units outstanding at end of period	78,456	70,761	65,304	59,912	50,028	58,776	48,961	23,132	706
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$16.52	$15.58	$12.65	$10.98	$11.60	$9.80			
Value at end of period	$16.33	$16.52	$15.58	$12.65	$10.98	$11.60			
Number of accumulation units outstanding at end of period	4,091	3,282	912	250	190	96			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$13.10	$12.35	$10.71	$9.44	$9.70	$8.63	$6.96	$8.95	
Value at end of period	$13.01	$13.10	$12.35	$10.71	$9.44	$9.70	$8.63	$6.96	
Number of accumulation units outstanding at end of period	39,473	38,639	36,865	37,292	32,118	26,552	16,340	4,649	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$15.33	$14.53	$13.61	$12.43	$12.42	$11.36	$9.72	$11.69	$11.81
Value at end of period	$15.30	$15.33	$14.53	$13.61	$12.43	$12.42	$11.36	$9.72	$11.69
Number of accumulation units outstanding at end of period	106,435	56,610	53,722	57,424	67,209	59,049	54,633	34,011	3
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$13.03	$12.37	$11.32	$10.14	$10.23	$9.22	$7.69	$9.30	
Value at end of period	$12.95	$13.03	$12.37	$11.32	$10.14	$10.23	$9.22	$7.69	
Number of accumulation units outstanding at end of period	32,755	33,503	43,177	42,319	51,931	70,828	53,194	13,442	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.23	$15.26	$13.64	$12.18	$11.99	$10.83	$9.21	$12.08	$12.14
Value at end of period	$16.15	$16.23	$15.26	$13.64	$12.18	$11.99	$10.83	$9.21	$12.08
Number of accumulation units outstanding at end of period	32,638	31,173	34,237	35,812	66,540	60,382	60,498	34,769	702
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.94	$15.93	$13.05	$11.38	$11.75	$10.42	$8.34	$13.07	$13.39
Value at end of period	$16.69	$16.94	$15.93	$13.05	$11.38	$11.75	$10.42	$8.34	$13.07
Number of accumulation units outstanding at end of period	45,512	46,334	39,562	38,274	40,242	38,079	36,700	25,444	16,799
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.51	$15.51	$13.34	$11.77	$11.87	$10.62	$8.74	$12.60	$12.80
Value at end of period	$16.37	$16.51	$15.51	$13.34	$11.77	$11.87	$10.62	$8.74	$12.60
Number of accumulation units outstanding at end of period	51,072	47,782	46,759	38,452	33,945	33,757	34,864	19,599	2,421
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$13.02	$12.35	$12.70	$12.26	$11.46	$10.83	$10.25	$9.66	
Value at end of period	$13.02	$13.02	$12.35	$12.70	$12.26	$11.46	$10.83	$10.25	
Number of accumulation units outstanding at end of period	14,292	16,367	14,491	4,241	4,635	742	1,879	28	

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$12.34	$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20
Value at end of period		$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20	$24.70
Number of accumulation units outstanding at end of period		4,347	10,314	12,389	10,703	11,624	13,105	14,426	8,442
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$11.34	$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39
Value at end of period		$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39	$22.16
Number of accumulation units outstanding at end of period		6,134	29,807	27,318	24,366	25,448	37,120	27,115	20,695
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$9.75	$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61
Value at end of period		$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37
Number of accumulation units outstanding at end of period		3,089	11,929	11,670	10,584	9,785	12,748	13,023	9,965
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period		$9.44	$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93
Value at end of period		$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93	$18.41
Number of accumulation units outstanding at end of period		5,650	24,498	26,115	26,232	26,667	22,312	24,118	23,817
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$11.02	$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79
Value at end of period		$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79	$19.30
Number of accumulation units outstanding at end of period		3,632	7,809	9,386	9,077	8,646	9,257	10,095	9,016
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$9.66	$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12
Value at end of period		$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12	$16.58
Number of accumulation units outstanding at end of period		1,200	1,498	1,236	4,691	4,591	6,509	781	444
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$12.78	$9.24	$12.82	$16.42	$14.58	$16.67	$22.62	$23.93
Value at end of period		$9.24	$12.82	$16.42	$14.58	$16.67	$22.62	$23.93	$23.48
Number of accumulation units outstanding at end of period		981	4,685	4,107	5,715	5,582	3,632	3,911	2,813
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$10.55	$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10
Value at end of period		$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10	$17.91
Number of accumulation units outstanding at end of period		6,775	18,890	14,357	12,455	8,264	7,723	8,350	7,470
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$13.10	$12.71	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03
Value at end of period	$12.71	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03	$19.57
Number of accumulation units outstanding at end of period	60,198	94,484	158,122	147,710	141,005	135,766	128,645	126,163	112,739
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period		$11.38	$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25
Value at end of period		$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25	$19.61
Number of accumulation units outstanding at end of period		2,678	4,852	4,196	4,753	4,606	5,832	5,869	6,072

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$23.17	$23.01	$24.48	$20.60	$25.27	$21.06	$12.31	$25.32	$25.97
Value at end of period	$19.46	$23.17	$23.01	$24.48	$20.60	$25.27	$21.06	$12.31	$25.32
Number of accumulation units outstanding at end of period	12,716	14,256	13,059	14,563	13,648	27,761	36,056	10,146	82
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$24.44	$21.30	$16.24	$13.56	$13.35	$10.89	$8.69	$11.74	
Value at end of period	$23.63	$24.44	$21.30	$16.24	$13.56	$13.35	$10.89	$8.69	
Number of accumulation units outstanding at end of period	11,199	17,391	16,319	10,936	9,342	9,171	13,717	6,211	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$25.47	$23.57	$17.00	$14.36	$14.59	$11.54	$9.09	$12.52	
Value at end of period	$24.47	$25.47	$23.57	$17.00	$14.36	$14.59	$11.54	$9.09	
Number of accumulation units outstanding at end of period	3,991	3,504	3,031	2,219	2,037	2,522	3,167	960	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$20.80	$20.38	$16.07	$13.24	$14.45	$12.48	$8.96	$15.05	$15.84
Value at end of period	$21.61	$20.80	$20.38	$16.07	$13.24	$14.45	$12.48	$8.96	$15.05
Number of accumulation units outstanding at end of period	315,931	327,510	337,670	357,010	379,821	409,311	427,439	212,877	86,346
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$20.26	$20.24	$18.06	$15.58	$15.73	$13.25	$7.95	$10.81	
Value at end of period	$19.27	$20.26	$20.24	$18.06	$15.58	$15.73	$13.25	$7.95	
Number of accumulation units outstanding at end of period	13,682	15,762	16,081	12,040	9,878	15,935	10,133	964	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$22.96	$20.52	$16.84	$14.74	$14.36	$12.63	$9.50	$12.52	
Value at end of period	$24.10	$22.96	$20.52	$16.84	$14.74	$14.36	$12.63	$9.50	
Number of accumulation units outstanding at end of period	156,288	120,382	105,274	82,228	73,058	73,492	63,842	29,032	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$25.60	$22.95	$17.02	$14.69	$15.30	$11.93	$8.17	$14.41	$14.91
Value at end of period	$26.05	$25.60	$22.95	$17.02	$14.69	$15.30	$11.93	$8.17	$14.41
Number of accumulation units outstanding at end of period	338,206	343,411	365,894	372,890	414,600	456,632	461,823	186,942	102,737
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$19.25	$17.96	$13.88	$11.87	$12.00	$10.47	$8.40	$11.31	
Value at end of period	$17.88	$19.25	$17.96	$13.88	$11.87	$12.00	$10.47	$8.40	
Number of accumulation units outstanding at end of period	19,318	20,726	18,955	20,861	20,822	18,882	15,873	4,008	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$23.91	$22.05	$15.88	$13.39	$13.56	$11.64	$8.16	$14.15	$14.68
Value at end of period	$26.43	$23.91	$22.05	$15.88	$13.39	$13.56	$11.64	$8.16	$14.15
Number of accumulation units outstanding at end of period	87,388	88,487	108,668	112,429	115,103	117,656	127,488	81,169	22,841
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40	$18.67	$19.49
Value at end of period	$16.86	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40	$18.67
Number of accumulation units outstanding at end of period	6,317	7,177	6,883	6,194	6,635	6,341	7,100	1,461	3

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	$10.21	
Value at end of period	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	
Number of accumulation units outstanding at end of period	39,287	42,873	42,023	42,206	36,821	36,539	40,427	16,456	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85	$9.24	
Value at end of period	$12.94	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85	
Number of accumulation units outstanding at end of period	1,197	1,611	5,161	4,400	4,290	1,657	6,242	284	
WANGER INTERNATIONAL									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73	$7.92	
Value at end of period	$12.81	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73	
Number of accumulation units outstanding at end of period	9,614	10,545	11,888	7,029	6,153	4,106	6,432	304	
WANGER SELECT									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02	$15.78	$16.89
Value at end of period	$22.49	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02	$15.78
Number of accumulation units outstanding at end of period	9,662	12,014	12,941	18,003	14,803	17,699	23,091	4,520	95
WANGER USA									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93	$11.57	
Value at end of period	$22.05	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93	
Number of accumulation units outstanding at end of period	4,674	6,182	6,018	7,066	5,940	5,130	5,161	2,889	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$20.43	$18.43	$14.01	$12.49	$11.70	$10.35	$8.72	$13.08	$13.74
Value at end of period	$20.34	$20.43	$18.43	$14.01	$12.49	$11.70	$10.35	$8.72	$13.08
Number of accumulation units outstanding at end of period	22,681	24,399	21,908	19,023	17,396	19,117	15,249	8,135	79

TABLE 42

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
ALGER GREEN FUND (CLASS A)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$21.63	$20.70	$18.56
Value at end of period	$22.09	$21.63	$20.70
Number of accumulation units outstanding at end of period	465	599	1,001
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$12.58	$12.29	$12.54
Value at end of period	$12.27	$12.58	$12.29
Number of accumulation units outstanding at end of period	44	44	44

Condensed Financial Information (continued)

	2015	2014	2013
ARIEL FUND (INVESTOR CLASS)			
(Funds were first received in this option during November 2013)			
Value at beginning of period	$19.65	$17.76	$15.82
Value at end of period	$18.78	$19.65	$17.76
Number of accumulation units outstanding at end of period	10	0	83
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$11.73	$11.88	$10.25
Value at end of period	$11.24	$11.73	$11.88
Number of accumulation units outstanding at end of period	1,736	2,069	2,265
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$20.09	$18.37	$16.22
Value at end of period	$17.96	$20.09	$18.37
Number of accumulation units outstanding at end of period	407	390	372
COLUMBIA MID CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.49	$14.76	$12.37
Value at end of period	$15.59	$16.49	$14.76
Number of accumulation units outstanding at end of period	5,768	7,491	7,270
EUROPACIFIC GROWTH FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.89	$19.46	$16.27
Value at end of period	$18.68	$18.89	$19.46
Number of accumulation units outstanding at end of period	2,193	2,698	2,940
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$23.27	$20.85	$17.51
Value at end of period	$23.36	$23.27	$20.85
Number of accumulation units outstanding at end of period	8,008	8,187	8,689
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$21.74	$21.69	$17.59
Value at end of period	$20.08	$21.74	$21.69
Number of accumulation units outstanding at end of period	4,449	4,628	4,333
FUNDAMENTAL INVESTORS℠ (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$15.07	$13.88	$11.75
Value at end of period	$15.52	$15.07	$13.88
Number of accumulation units outstanding at end of period	7,577	8,882	16,699
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$10.31	$9.77	$9.56
Value at end of period	$10.27	$10.31	$9.77
Number of accumulation units outstanding at end of period	151	132	132
THE GROWTH FUND OF AMERICA® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$22.01	$20.20	$16.68
Value at end of period	$23.11	$22.01	$20.20
Number of accumulation units outstanding at end of period	11,293	12,325	17,437

Condensed Financial Information (continued)

	2015	2014	2013
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$20.71	$18.76	$16.90
Value at end of period	$20.36	$20.71	$18.76
Number of accumulation units outstanding at end of period	3,375	3,430	3,261
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$15.58		
Value at end of period	$15.54		
Number of accumulation units outstanding at end of period	11,763		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$9.60	$10.24	$9.57
Value at end of period	$9.49	$9.60	$10.24
Number of accumulation units outstanding at end of period	3,194	3,145	2,901
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$28.98	$26.70	$22.53
Value at end of period	$29.04	$28.98	$26.70
Number of accumulation units outstanding at end of period	4,556	5,279	6,272
VOYA MONEY MARKET PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$11.40	$11.43	$11.45
Value at end of period	$11.37	$11.40	$11.43
Number of accumulation units outstanding at end of period	35,105	43,361	92,506
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$16.06	$14.27	$12.68
Value at end of period	$16.35	$16.06	$14.27
Number of accumulation units outstanding at end of period	476	476	379
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.81	$15.85	$13.37
Value at end of period	$17.26	$17.81	$15.85
Number of accumulation units outstanding at end of period	3,405	3,297	3,198
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.84	$17.05	$14.05
Value at end of period	$16.98	$17.84	$17.05
Number of accumulation units outstanding at end of period	2,226	2,131	2,046
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$28.11	$26.69	$22.02
Value at end of period	$27.77	$28.11	$26.69
Number of accumulation units outstanding at end of period	2,794	2,709	2,457
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.97	$12.31	$12.25
Value at end of period	$12.97	$12.97	$12.31
Number of accumulation units outstanding at end of period	3,501	2,991	2,758

Condensed Financial Information (continued)

	2015	**2014**	**2013**
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.95	$18.54	$15.84
Value at end of period	$21.12	$20.95	$18.54
Number of accumulation units outstanding at end of period	3,692	4,312	7,726
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$17.86	$13.79	$14.24
Value at end of period	$18.33	$17.86	$13.79
Number of accumulation units outstanding at end of period	593	593	598
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.17	$18.37	$15.94
Value at end of period	$19.52	$20.17	$18.37
Number of accumulation units outstanding at end of period	8,926	10,864	10,573
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$23.08	$22.94	$21.77
Value at end of period	$19.38	$23.08	$22.94
Number of accumulation units outstanding at end of period	264	250	248
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$25.37	$23.49	$20.72
Value at end of period	$24.37	$25.37	$23.49
Number of accumulation units outstanding at end of period	270	676	658
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.72	$20.31	$17.06
Value at end of period	$21.51	$20.72	$20.31
Number of accumulation units outstanding at end of period	7,433	7,138	8,089
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.18	$20.17	$18.92
Value at end of period	$19.19	$20.18	$20.17
Number of accumulation units outstanding at end of period	3,648	3,533	3,493
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$22.87	$20.45	$18.84
Value at end of period	$23.99	$22.87	$20.45
Number of accumulation units outstanding at end of period	19,805	16,640	17,839
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$19.17	$17.90	$16.72
Value at end of period	$17.80	$19.17	$17.90
Number of accumulation units outstanding at end of period	726	877	882
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2014)			
Value at beginning of period	$23.82	$22.30	
Value at end of period	$26.31	$23.82	
Number of accumulation units outstanding at end of period	125	125	

CFI 350

Condensed Financial Information (continued)

	2015	**2014**	**2013**
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$10.51	$11.29	$9.50
Value at end of period	$10.13	$10.51	$11.29
Number of accumulation units outstanding at end of period	6,842	6,602	8,497
WANGER INTERNATIONAL			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$13.37		
Value at end of period	$12.75		
Number of accumulation units outstanding at end of period	24		
WANGER SELECT			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$22.41	$21.79	$19.77
Value at end of period	$22.39	$22.41	$21.79
Number of accumulation units outstanding at end of period	2,372	2,258	3,140
WANGER USA			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$22.16	$21.21	$18.65
Value at end of period	$21.96	$22.16	$21.21
Number of accumulation units outstanding at end of period	918	1,012	747

TABLE 43

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**
ALGER GREEN FUND (CLASS A)							
(Funds were first received in this option during May 2013)							
Value at beginning of period	$21.50	$20.60	$17.50				
Value at end of period	$21.95	$21.50	$20.60				
Number of accumulation units outstanding at end of period	271	358	343				
AMANA GROWTH FUND (INVESTOR CLASS)							
(Funds were first received in this option during October 2010)							
Value at beginning of period	$21.42	$18.86	$15.42	$13.92	$14.24	$13.35	
Value at end of period	$21.25	$21.42	$18.86	$15.42	$13.92	$14.24	
Number of accumulation units outstanding at end of period	1,759	1,979	2,142	1,772	937	6	
AMANA INCOME FUND (INVESTOR CLASS)							
(Funds were first received in this option during October 2010)							
Value at beginning of period	$21.01	$19.33	$14.96	$13.70	$13.50	$12.65	
Value at end of period	$20.33	$21.01	$19.33	$14.96	$13.70	$13.50	
Number of accumulation units outstanding at end of period	1,647	1,207	964	271	1,089	7	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$12.51	$12.23	$13.51	$12.72	$11.50		
Value at end of period	$12.19	$12.51	$12.23	$13.51	$12.72		
Number of accumulation units outstanding at end of period	8,361	8,213	7,961	7,513	5,866		

CFI 351

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
ARIEL FUND (INVESTOR CLASS)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$19.55	$17.70	$12.28	$10.25	$11.60	$10.75	
Value at end of period	$18.68	$19.55	$17.70	$12.28	$10.25	$11.60	
Number of accumulation units outstanding at end of period	2,267	3,613	4,136	2,110	5,887	931	
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$11.65	$11.81	$9.47	$7.58	$8.21	$7.40	
Value at end of period	$11.16	$11.65	$11.81	$9.47	$7.58	$8.21	
Number of accumulation units outstanding at end of period	1,797	1,609	3,986	500	496	496	
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)							
(Funds were first received in this option during April 2013)							
Value at beginning of period	$20.00	$18.30	$14.63				
Value at end of period	$17.85	$20.00	$18.30				
Number of accumulation units outstanding at end of period	722	1,706	2,558				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$9.90						
Value at end of period	$10.11						
Number of accumulation units outstanding at end of period	6,316						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)							
(Funds were first received in this option during November 2009)							
Value at beginning of period	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67	$11.53
Value at end of period	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67
Number of accumulation units outstanding at end of period	248	422	775	548	777	40	36
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2013)							
Value at beginning of period	$16.86	$15.45	$15.39				
Value at end of period	$16.43	$16.86	$15.45				
Number of accumulation units outstanding at end of period	3,474	3,475	3,474				
COHEN & STEERS REALTY SHARES, INC.							
(Funds were first received in this option during July 2012)							
Value at beginning of period	$14.59	$11.25	$10.96	$10.74			
Value at end of period	$15.26	$14.59	$11.25	$10.96			
Number of accumulation units outstanding at end of period	2,933	1,772	1,443	822			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)							
(Funds were first received in this option during March 2012)							
Value at beginning of period	$14.31	$12.86	$9.87	$9.63			
Value at end of period	$13.94	$14.31	$12.86	$9.87			
Number of accumulation units outstanding at end of period	1,126	244	234	222			
COLUMBIA MID CAP VALUE FUND (CLASS A)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$16.38	$14.68	$10.91	$9.40	$9.25		
Value at end of period	$15.47	$16.38	$14.68	$10.91	$9.40		
Number of accumulation units outstanding at end of period	2,117	1,782	578	474	117		
EUROPACIFIC GROWTH FUND® (CLASS R-4)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$18.71	$19.30	$16.13	$13.58	$15.78	$14.49	$14.61
Value at end of period	$18.48	$18.71	$19.30	$16.13	$13.58	$15.78	$14.49
Number of accumulation units outstanding at end of period	3,865	4,528	3,446	3,315	3,532	1,614	2,558

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03	$11.80
Value at end of period	$23.12	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03
Number of accumulation units outstanding at end of period	41,878	49,654	54,962	49,372	51,830	39,060	37,437
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96	$10.00
Value at end of period	$17.75	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96
Number of accumulation units outstanding at end of period	23,079	23,576	25,198	25,049	24,410	8,177	10,320
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25	$9.97
Value at end of period	$23.22	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25
Number of accumulation units outstanding at end of period	41,008	43,595	42,181	46,327	51,131	22,646	22,263
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06	$12.22
Value at end of period	$16.54	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06
Number of accumulation units outstanding at end of period	4,892	4,514	7,893	4,835	3,536	1,535	1,868
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98	$8.54
Value at end of period	$19.87	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98
Number of accumulation units outstanding at end of period	8,027	7,695	8,275	6,155	5,476	2,651	2,253
FUNDAMENTAL INVESTORS℠ (CLASS R-4)							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$14.97	$13.80	$10.54	$9.03	$9.86		
Value at end of period	$15.41	$14.97	$13.80	$10.54	$9.03		
Number of accumulation units outstanding at end of period	5,677	4,466	4,015	1,284	1,171		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$19.00	$18.26	$14.19	$12.91	$14.79		
Value at end of period	$18.11	$19.00	$18.26	$14.19	$12.91		
Number of accumulation units outstanding at end of period	98	59	38	38	34		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)							
(Funds were first received in this option during April 2012)							
Value at beginning of period	$54.52	$50.48	$36.16	$37.19			
Value at end of period	$57.02	$54.52	$50.48	$36.16			
Number of accumulation units outstanding at end of period	524	1,004	1,107	1,054			
INVESCO V.I. CORE EQUITY FUND (SERIES I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13	$9.49
Value at end of period	$19.45	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13
Number of accumulation units outstanding at end of period	6,283	6,913	8,428	8,512	8,874	7,402	7,887
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)							
(Funds were first received in this option during June 2015)							
Value at beginning of period	$11.86						
Value at end of period	$10.51						
Number of accumulation units outstanding at end of period	518						

	2015	2014	2013	2012	2011	2010	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$13.41	$11.81	$8.94	$8.52	$8.51		
Value at end of period	$12.92	$13.41	$11.81	$8.94	$8.52		
Number of accumulation units outstanding at end of period	508	71	315	214	98		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$18.27	$17.46	$12.93	$11.19	$11.84		
Value at end of period	$17.55	$18.27	$17.46	$12.93	$11.19		
Number of accumulation units outstanding at end of period	420	336	336	0	362		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71	$7.70
Value at end of period	$18.28	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71
Number of accumulation units outstanding at end of period	10,277	10,319	11,454	13,974	14,811	4,271	4,059
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)							
(Funds were first received in this option during June 2012)							
Value at beginning of period	$17.85	$16.25	$11.83	$10.52			
Value at end of period	$17.68	$17.85	$16.25	$11.83			
Number of accumulation units outstanding at end of period	288	0	0	15			
NEW PERSPECTIVE FUND® (CLASS R-4)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$21.94	$21.35	$16.90	$14.05	$15.28	$13.60	$13.38
Value at end of period	$23.01	$21.94	$21.35	$16.90	$14.05	$15.28	$13.60
Number of accumulation units outstanding at end of period	7,147	5,606	4,050	3,620	3,226	2,017	1,961
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72	$20.91
Value at end of period	$23.63	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72
Number of accumulation units outstanding at end of period	14,017	15,413	19,011	16,351	14,370	12,576	12,545
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$24.87	$22.30	$15.88	$13.51	$13.43		
Value at end of period	$23.31	$24.87	$22.30	$15.88	$13.51		
Number of accumulation units outstanding at end of period	5,178	8,593	5,078	135	128		
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$16.41	$15.26	$13.16	$11.88	$12.06		
Value at end of period	$16.26	$16.41	$15.26	$13.16	$11.88		
Number of accumulation units outstanding at end of period	473	0	0	0	986		
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20	$12.02
Value at end of period	$14.24	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20
Number of accumulation units outstanding at end of period	343	1,421	1,336	2,646	1,799	1,417	1,417
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27	$9.09
Value at end of period	$6.53	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27
Number of accumulation units outstanding at end of period	6,131	5,047	4,906	3,724	5,164	4,278	3,535

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2010)							
Value at beginning of period	$18.23	$18.29	$16.38	$14.17	$14.47	$12.38	
Value at end of period	$17.44	$18.23	$18.29	$16.38	$14.17	$14.47	
Number of accumulation units outstanding at end of period	505	819	729	228	217	127	
SMALLCAP WORLD FUND® (CLASS R-4)							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$14.14	$13.94	$10.82	$8.90	$10.43	$8.85	
Value at end of period	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	
Number of accumulation units outstanding at end of period	4,169	2,745	2,779	2,684	2,685	2,685	
TEMPLETON GLOBAL BOND FUND (CLASS A)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40	$15.19
Value at end of period	$19.05	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40
Number of accumulation units outstanding at end of period	3,311	3,787	2,837	3,985	3,341	764	626
THE BOND FUND OF AMERICA℠ (CLASS R-4)							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$12.27	$11.67	$11.95	$11.34	$10.76		
Value at end of period	$12.25	$12.27	$11.67	$11.95	$11.34		
Number of accumulation units outstanding at end of period	1,728	1,800	1,366	1,210	430		
THE GROWTH FUND OF AMERICA® (CLASS R-4)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81	$11.54
Value at end of period	$22.87	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81
Number of accumulation units outstanding at end of period	5,175	4,990	5,078	4,981	5,038	2,052	775
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$3.39	$3.72	$7.69	$8.78	$10.37		
Value at end of period	$2.48	$3.39	$3.72	$7.69	$8.78		
Number of accumulation units outstanding at end of period	25,085	24,365	27,131	22,327	1,497		
VOYA BALANCED PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50	$8.84
Value at end of period	$15.96	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50
Number of accumulation units outstanding at end of period	10,213	9,785	9,740	9,562	6,450	3,413	3,681
VOYA CORPORATE LEADERS 100 FUND (CLASS I)							
(Funds were first received in this option during June 2015)							
Value at beginning of period	$9.79						
Value at end of period	$9.67						
Number of accumulation units outstanding at end of period	806						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15	$12.09
Value at end of period	$14.19	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15
Number of accumulation units outstanding at end of period	5,654	6,379	7,064	8,827	8,696	6,245	5,964
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2015)							
Value at beginning of period	$10.03						
Value at end of period	$9.41						
Number of accumulation units outstanding at end of period	25,137						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA GNMA INCOME FUND (CLASS A)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$11.51	$11.01	$11.26	$10.99	$10.88		
Value at end of period	$11.65	$11.51	$11.01	$11.26	$10.99		
Number of accumulation units outstanding at end of period	0	337	337	337	337		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97	$8.45
Value at end of period	$20.12	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97
Number of accumulation units outstanding at end of period	129,316	138,520	139,709	123,953	125,758	110,056	114,228
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51	$13.04
Value at end of period	$18.78	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51
Number of accumulation units outstanding at end of period	2,916	2,902	2,638	2,511	806	739	711
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12	$8.25
Value at end of period	$19.65	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12
Number of accumulation units outstanding at end of period	35,420	35,974	37,591	37,226	38,737	28,228	29,644
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87	$8.29
Value at end of period	$21.79	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87
Number of accumulation units outstanding at end of period	16,853	16,761	13,750	15,964	17,051	7,029	9,165
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01	$8.05
Value at end of period	$19.51	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01
Number of accumulation units outstanding at end of period	8,317	7,869	7,343	7,039	7,360	5,894	7,639
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2013)							
Value at beginning of period	$16.67	$15.74	$14.49				
Value at end of period	$16.28	$16.67	$15.74				
Number of accumulation units outstanding at end of period	77	77	77				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36	$10.22
Value at end of period	$15.36	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36
Number of accumulation units outstanding at end of period	16,322	13,167	14,994	15,593	19,032	5,350	5,115
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$7.72
Value at end of period	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58
Number of accumulation units outstanding at end of period	4,906	2,289	2,065	1,830	1,554	1,200	1,856
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$18.05	$15.95	$12.23	$10.40	$10.33		
Value at end of period	$19.12	$18.05	$15.95	$12.23	$10.40		
Number of accumulation units outstanding at end of period	59,705	62,134	36,538	36,659	28,846		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23	$7.07
Value at end of period	$13.77	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23
Number of accumulation units outstanding at end of period	21,927	21,916	17,567	11,844	12,942	770	525
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75	$9.76
Value at end of period	$28.71	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75
Number of accumulation units outstanding at end of period	9,934	9,924	9,602	5,539	6,166	1,753	2,830
VOYA MONEY MARKET PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47	$11.48
Value at end of period	$11.24	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47
Number of accumulation units outstanding at end of period	76,424	95,133	98,806	13,762	16,946	2,562	1,475
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$16.72	$14.56	$11.19	$10.17	$11.20		
Value at end of period	$16.60	$16.72	$14.56	$11.19	$10.17		
Number of accumulation units outstanding at end of period	1,551	1,989	1,245	1,153	2,116		
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$24.83	$22.04	$16.76	$14.70	$14.16	$13.89	
Value at end of period	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	
Number of accumulation units outstanding at end of period	1,079	5,318	1,280	284	143	106	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during April 2011)							
Value at beginning of period	$15.96	$14.19	$10.79	$9.37	$9.75		
Value at end of period	$16.22	$15.96	$14.19	$10.79	$9.37		
Number of accumulation units outstanding at end of period	3,457	3,519	586	367	181		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$22.28	$19.94	$15.23	$13.19	$13.16	$11.78	
Value at end of period	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	
Number of accumulation units outstanding at end of period	688	2,647	1,005	221	127	209	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$12.51
Value at end of period	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89
Number of accumulation units outstanding at end of period	468	849	932	1,565	1,949	796	121
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during May 2013)							
Value at beginning of period	$17.70	$15.76	$14.05				
Value at end of period	$17.13	$17.70	$15.76				
Number of accumulation units outstanding at end of period	2,927	2,529	2,449				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$17.72	$16.96	$12.27	$10.62	$11.09	$10.72	
Value at end of period	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	
Number of accumulation units outstanding at end of period	486	1,154	47	47	43	560	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57	$9.63
Value at end of period	$27.45	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57
Number of accumulation units outstanding at end of period	5,101	3,708	4,671	4,102	4,279	2,945	268
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73	$10.02
Value at end of period	$25.14	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73
Number of accumulation units outstanding at end of period	8,695	8,296	8,767	9,489	11,445	9,746	9,393
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$15.99	$15.21	$13.13	$11.62	$11.60		
Value at end of period	$15.91	$15.99	$15.21	$13.13	$11.62		
Number of accumulation units outstanding at end of period	4,627	3,228	2,444	3,084	2,838		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$16.75	$15.91	$13.28	$11.58	$12.19	$10.68	$10.55
Value at end of period	$16.60	$16.75	$15.91	$13.28	$11.58	$12.19	$10.68
Number of accumulation units outstanding at end of period	4,567	3,072	3,675	3,574	3,133	1,790	1,694
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$17.24	$16.31	$13.27	$11.54	$12.21	$10.65	$10.54
Value at end of period	$17.01	$17.24	$16.31	$13.27	$11.54	$12.21	$10.65
Number of accumulation units outstanding at end of period	2,207	1,697	1,848	1,653	2,075	1,243	1,016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$17.06						
Value at end of period	$16.20						
Number of accumulation units outstanding at end of period	840						
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$13.37						
Value at end of period	$12.86						
Number of accumulation units outstanding at end of period	34						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$15.40						
Value at end of period	$15.08						
Number of accumulation units outstanding at end of period	514						
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2015)							
Value at beginning of period	$13.20						
Value at end of period	$12.80						
Number of accumulation units outstanding at end of period	9						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$15.99	$15.06	$13.48	$12.05	$11.89	$10.75	$9.15
Value at end of period	$15.89	$15.99	$15.06	$13.48	$12.05	$11.89	$10.75
Number of accumulation units outstanding at end of period	530	489	453	415	1,858	326	276

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$16.69	$15.72	$12.90	$11.26	$11.65	$10.34	$8.29
Value at end of period	$16.43	$16.69	$15.72	$12.90	$11.26	$11.65	$10.34
Number of accumulation units outstanding at end of period	5,746	6,989	5,066	4,790	5,009	5,304	4,944
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during 2009)							
Value at beginning of period	$16.27	$15.31	$13.18	$11.65	$11.76	$10.54	$9.69
Value at end of period	$16.11	$16.27	$15.31	$13.18	$11.65	$11.76	$10.54
Number of accumulation units outstanding at end of period	1,522	580	447	323	201	920	696
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2009)							
Value at beginning of period	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.84
Value at end of period	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80
Number of accumulation units outstanding at end of period	416	586	567	369	359	19	19
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during May 2013)							
Value at beginning of period	$20.74	$18.36	$16.33				
Value at end of period	$20.88	$20.74	$18.36				
Number of accumulation units outstanding at end of period	3,003	2,637	2,505				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$24.87	$22.20	$16.97	$14.64	$15.97		
Value at end of period	$24.34	$24.87	$22.20	$16.97	$14.64		
Number of accumulation units outstanding at end of period	3,621	2,862	2,468	2,167	1,852		
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50	$10.33
Value at end of period	$21.83	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50
Number of accumulation units outstanding at end of period	5,075	6,253	7,436	7,782	7,195	5,373	5,763
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$8.87
Value at end of period	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95
Number of accumulation units outstanding at end of period	2,003	1,898	1,951	1,620	1,516	1,347	625
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41	$7.63
Value at end of period	$18.14	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41
Number of accumulation units outstanding at end of period	4,286	4,791	3,181	2,833	3,164	5,141	2,872
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38	$10.17
Value at end of period	$19.02	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38
Number of accumulation units outstanding at end of period	2,608	2,555	2,543	2,571	2,549	1,561	761
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$16.90	$16.26	$11.66	$10.25	$10.58	$8.14	
Value at end of period	$16.33	$16.90	$16.26	$11.66	$10.25	$10.58	
Number of accumulation units outstanding at end of period	784	744	913	784	1,345	786	

CFI 359

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$23.61	$22.36	$16.51	$14.46	$16.30	$12.75	$12.60
Value at end of period	$23.13	$23.61	$22.36	$16.51	$14.46	$16.30	$12.75
Number of accumulation units outstanding at end of period	747	743	864	639	572	475	418
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76	$9.62
Value at end of period	$17.65	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76
Number of accumulation units outstanding at end of period	1,922	2,004	1,985	6,023	5,992	4,347	3,951
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82	$11.79
Value at end of period	$19.29	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82
Number of accumulation units outstanding at end of period	15,393	15,605	22,531	21,814	21,646	12,351	12,153
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97	$11.00
Value at end of period	$19.32	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97
Number of accumulation units outstanding at end of period	2,406	2,615	2,460	1,290	1,208	627	238
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94	$20.25
Value at end of period	$19.18	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94
Number of accumulation units outstanding at end of period	3,225	2,930	3,194	3,792	4,139	1,734	1,487
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$24.11	$21.06	$16.07	$13.44	$13.13		
Value at end of period	$23.29	$24.11	$21.06	$16.07	$13.44		
Number of accumulation units outstanding at end of period	644	428	334	202	106		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$25.14	$23.29	$16.83	$14.24	$15.54		
Value at end of period	$24.11	$25.14	$23.29	$16.83	$14.24		
Number of accumulation units outstanding at end of period	1,359	1,209	1,085	825	746		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41	$12.25
Value at end of period	$21.29	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41
Number of accumulation units outstanding at end of period	48,488	49,237	52,898	55,838	60,362	41,335	41,022
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18	$12.83
Value at end of period	$18.99	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18
Number of accumulation units outstanding at end of period	2,880	3,024	8,044	2,053	442	11	1,025
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$22.66	$20.28	$16.66	$14.61	$14.48		
Value at end of period	$23.75	$22.66	$20.28	$16.66	$14.61		
Number of accumulation units outstanding at end of period	14,237	12,892	12,651	2,429	4,443		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86	$11.57
Value at end of period	$25.67	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86
Number of accumulation units outstanding at end of period	128,980	128,214	135,245	137,382	148,506	109,532	112,758
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41	$10.32
Value at end of period	$17.61	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41
Number of accumulation units outstanding at end of period	6,055	5,623	5,153	2,439	2,443	280	244
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57	$11.06
Value at end of period	$26.04	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57
Number of accumulation units outstanding at end of period	19,206	17,991	17,190	24,526	23,615	8,508	7,184
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83	$13.16
Value at end of period	$16.62	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83
Number of accumulation units outstanding at end of period	616	752	506	475	444	106	75
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$8.49
Value at end of period	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32
Number of accumulation units outstanding at end of period	16,662	16,043	14,477	14,079	12,980	13,064	14,326
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2011)							
Value at beginning of period	$13.85	$14.30	$10.99	$9.06	$9.00		
Value at end of period	$12.75	$13.85	$14.30	$10.99	$9.06		
Number of accumulation units outstanding at end of period	17	144	207	140	113		
WANGER INTERNATIONAL							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$8.44
Value at end of period	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52
Number of accumulation units outstanding at end of period	4,448	4,373	4,224	3,272	2,906	3,399	2,399
WANGER SELECT							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22	$12.64
Value at end of period	$22.16	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22
Number of accumulation units outstanding at end of period	4,651	4,492	4,311	4,172	4,297	2,039	1,456
WANGER USA							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$21.95	$21.03	$15.79	$13.21	$13.74	$12.67	
Value at end of period	$21.73	$21.95	$21.03	$15.79	$13.21	$13.74	
Number of accumulation units outstanding at end of period	1,621	1,604	2,725	2,599	2,908	1,957	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29	$9.96
Value at end of period	$20.04	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29
Number of accumulation units outstanding at end of period	2,376	2,101	764	647	1,485	64	44

CFI 361

Condensed Financial Information (continued)

TABLE 44

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25	$27.78	$25.98	$22.85
Value at end of period	$40.90	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25	$27.78	$25.98
Number of accumulation units outstanding at end of period	675	675	675	674	675	675	675	674	783	783
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.01	$16.89								
Value at end of period	$19.08	$18.01								
Number of accumulation units outstanding at end of period	0	434								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71	$23.11	$22.10	$19.61
Value at end of period	$29.04	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71	$23.11	$22.10
Number of accumulation units outstanding at end of period	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04	$21.73	$20.69	$18.70
Value at end of period	$27.79	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04	$21.73	$20.69
Number of accumulation units outstanding at end of period	509	509	509	509	509	509	509	509	509	509
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62	$13.78	$11.73
Value at end of period	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62	$13.78
Number of accumulation units outstanding at end of period	1,816	1,816	1,816	1,817	1,816	1,816	1,817	1,816	1,816	1,816
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70	$12.14	$11.17
Value at end of period	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70	$12.14
Number of accumulation units outstanding at end of period	95	95	95	95	95	95	95	95	95	95
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98	$27.78	$25.39	$22.51
Value at end of period	$51.04	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98	$27.78	$25.39
Number of accumulation units outstanding at end of period	51	51	51	51	51	51	51	51	51	51

TABLE 45

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$29.67	$26.63	$20.39	$17.60	$17.53
Value at end of period	$29.72	$29.67	$26.63	$20.39	$17.60
Number of accumulation units outstanding at end of period	24,393	20,788	28,024	28,921	36,699

	2015	2014	2013	2012	2011
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$20.62	$19.06	$14.95	$12.81	$12.42
Value at end of period	$19.71	$20.62	$19.06	$14.95	$12.81
Number of accumulation units outstanding at end of period	867	868	868	843	863
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$19.23	$17.37	$16.51		
Value at end of period	$20.51	$19.23	$17.37		
Number of accumulation units outstanding at end of period	3,344	9,910	742		
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.70	$20.44	$15.75	$13.11	$13.45
Value at end of period	$19.28	$18.70	$20.44	$15.75	$13.11
Number of accumulation units outstanding at end of period	2,115	1,873	1,874	2,486	6,017
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$31.22	$31.20	$23.01	$19.54	$19.07
Value at end of period	$28.77	$31.22	$31.20	$23.01	$19.54
Number of accumulation units outstanding at end of period	1,651	1,059	1,695	1,202	1,102
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$54.37	$50.39	$46.75		
Value at end of period	$56.80	$54.37	$50.39		
Number of accumulation units outstanding at end of period	303	210	200		
INVESCO V.I. CORE EQUITY FUND (SERIES I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$22.25	$20.68	$16.08	$14.19	$14.32
Value at end of period	$20.86	$22.25	$20.68	$16.08	$14.19
Number of accumulation units outstanding at end of period	13	13	13	28	773
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)					
(Funds were first received in this option during November 2013)					
Value at beginning of period	$25.96	$23.39	$22.48		
Value at end of period	$24.85	$25.96	$23.39		
Number of accumulation units outstanding at end of period	1,445	786	82		
VOYA BALANCED PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.49	$17.50	$15.07	$13.33	$13.31
Value at end of period	$18.06	$18.49	$17.50	$15.07	$13.33
Number of accumulation units outstanding at end of period	2,306	2,306	2,306	2,318	2,345
VOYA GLOBAL BOND PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$14.62	$14.64	$15.32	$14.27	$14.36
Value at end of period	$13.92	$14.62	$14.64	$15.32	$14.27
Number of accumulation units outstanding at end of period	1,494	1,434	3,173	2,719	9,537
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.03				
Value at end of period	$9.40				
Number of accumulation units outstanding at end of period	3,453				

CFI 363

Condensed Financial Information (continued)

	2015	**2014**	**2013**	**2012**	**2011**
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.27	$17.49	$13.45	$11.68	$11.45
Value at end of period	$18.90	$19.27	$17.49	$13.45	$11.68
Number of accumulation units outstanding at end of period	3,008	2,589	2,589	1,514	2,377
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.92	$17.59	$13.30	$11.68	$11.46
Value at end of period	$19.99	$19.92	$17.59	$13.30	$11.68
Number of accumulation units outstanding at end of period	1,308	730	500	0	10,290
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$29.01	$26.61	$19.88	$16.97	$16.95
Value at end of period	$28.35	$29.01	$26.61	$19.88	$16.97
Number of accumulation units outstanding at end of period	2,196	1,202	519	374	374
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$27.72	$26.43	$18.61	$16.64	$16.22
Value at end of period	$26.70	$27.72	$26.43	$18.61	$16.64
Number of accumulation units outstanding at end of period	1,454	1,253	1,253	1,253	1,253
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.77	$17.69	$17.80	$16.35	$16.17
Value at end of period	$18.79	$18.77	$17.69	$17.80	$16.35
Number of accumulation units outstanding at end of period	1,903	2,178	2,572	4,366	15,050
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$9.48	$10.13	$8.38	$7.09	$7.11
Value at end of period	$9.35	$9.48	$10.13	$8.38	$7.09
Number of accumulation units outstanding at end of period	127	2,282	2,282	4,818	4,821
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$17.97	$15.90	$12.20	$10.38	$10.46
Value at end of period	$19.03	$17.97	$15.90	$12.20	$10.38
Number of accumulation units outstanding at end of period	1,804	1,372	1,033	1,033	1,033
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$14.32	$13.08	$10.04	$8.80	$8.48
Value at end of period	$13.62	$14.32	$13.08	$10.04	$8.80
Number of accumulation units outstanding at end of period	7,812	8,027	13,254	6,537	17,822
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$31.20	$28.81	$21.94	$19.31	$19.50
Value at end of period	$31.21	$31.20	$28.81	$21.94	$19.31
Number of accumulation units outstanding at end of period	440	473	543	289	114
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$11.74	$11.80	$11.86	$11.91	$11.92
Value at end of period	$11.69	$11.74	$11.80	$11.86	$11.91
Number of accumulation units outstanding at end of period	6,304	7,824	3,883	3,904	5,519

	2015	**2014**	**2013**	**2012**	**2011**
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$16.56	$14.43	$11.10	$10.10	$10.04
Value at end of period	$16.42	$16.56	$14.43	$11.10	$10.10
Number of accumulation units outstanding at end of period	1,027	0	3,264	3,264	2,753
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$20.59	$19.59	$14.16	$12.35	$12.15
Value at end of period	$20.30	$20.59	$19.59	$14.16	$12.35
Number of accumulation units outstanding at end of period	2,471	1,005	98	0	6,768
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$29.30	$27.64	$20.17	$17.70	$17.27
Value at end of period	$28.93	$29.30	$27.64	$20.17	$17.70
Number of accumulation units outstanding at end of period	10	10	10	19	35
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.05	$17.02	$15.25	$13.65	$13.54
Value at end of period	$17.92	$18.05	$17.02	$15.25	$13.65
Number of accumulation units outstanding at end of period	4,720	2,141	370	16	806
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.30	$17.80	$14.32	$12.76	$12.43
Value at end of period	$18.81	$19.30	$17.80	$14.32	$12.76
Number of accumulation units outstanding at end of period	12,575	7,980	5,178	10,653	28,175
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.88	$19.53	$15.44	$12.75	$12.84
Value at end of period	$20.60	$19.88	$19.53	$15.44	$12.75
Number of accumulation units outstanding at end of period	8,223	7,887	13,719	13,986	15,370
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$23.95	$21.53	$20.56		
Value at end of period	$24.31	$23.95	$21.53		
Number of accumulation units outstanding at end of period	2,200	1,629	413		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$24.72	$22.86	$16.50	$13.94	$14.19
Value at end of period	$27.26	$24.72	$22.86	$16.50	$13.94
Number of accumulation units outstanding at end of period	2,335	2,580	3,430	21,800	3,950
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$10.37	$11.16	$9.32	$7.88	$7.94
Value at end of period	$9.98	$10.37	$11.16	$9.32	$7.88
Number of accumulation units outstanding at end of period	0	0	3,899	3,901	3,242

Condensed Financial Information (continued)

TABLE 46
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$21.00	$18.56	$15.22	$13.79	$14.34			
Value at end of period	$20.76	$21.00	$18.56	$15.22	$13.79			
Number of accumulation units outstanding at end of period	266	181	93	93	93			
AMANA INCOME FUND (INVESTOR CLASS)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$20.60	$19.02	$14.77	$13.58	$13.41			
Value at end of period	$19.86	$20.60	$19.02	$14.77	$13.58			
Number of accumulation units outstanding at end of period	309	220	185	135	133			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$12.26	$12.03	$13.34	$12.60	$11.23	$11.34		
Value at end of period	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23		
Number of accumulation units outstanding at end of period	0	0	0	332	238	10		
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)								
(Funds were first received in this option during December 2012)								
Value at beginning of period	$19.68	$18.07	$12.60	$12.37				
Value at end of period	$17.50	$19.68	$18.07	$12.60				
Number of accumulation units outstanding at end of period	0	576	3,430	2				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)								
(Funds were first received in this option during July 2015)								
Value at beginning of period	$10.68							
Value at end of period	$10.09							
Number of accumulation units outstanding at end of period	999							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$24.42	$23.12	$17.48	$15.55	$15.77	$14.59		
Value at end of period	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77		
Number of accumulation units outstanding at end of period	1,063	1,274	1,203	175	175	175		
COHEN & STEERS REALTY SHARES, INC.								
(Funds were first received in this option during February 2012)								
Value at beginning of period	$14.40	$11.15	$10.90	$10.07				
Value at end of period	$15.01	$14.40	$11.15	$10.90				
Number of accumulation units outstanding at end of period	207	223	170	104				
COLUMBIA℠ ACORN® FUND (CLASS Z)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37	$9.56
Value at end of period	$15.54	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	28	28	271
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20	$9.02
Value at end of period	$13.59	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	187

CFI 366

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
EUROPACIFIC GROWTH FUND® (CLASS R-4)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$10.30	$10.66	$8.94	$7.56	$8.81	$8.12	$5.88	$8.34
Value at end of period	$10.14	$10.30	$10.66	$8.94	$7.56	$8.81	$8.12	$5.88
Number of accumulation units outstanding at end of period	7,441	5,554	4,887	5,453	6,103	5,315	5,853	5,628
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.30	$12.87	$9.88	$8.55	$8.84	$7.59	$5.64	$8.34
Value at end of period	$14.29	$14.30	$12.87	$9.88	$8.55	$8.84	$7.59	$5.64
Number of accumulation units outstanding at end of period	46,726	51,082	61,944	69,720	68,421	73,979	78,775	73,289
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.92	$11.97	$9.41	$8.08	$8.07	$7.06	$5.46	$8.09
Value at end of period	$12.31	$12.92	$11.97	$9.41	$8.08	$8.07	$7.06	$5.46
Number of accumulation units outstanding at end of period	12,539	12,328	11,721	11,400	10,496	12,197	15,464	1,276
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.66	$12.36	$9.14	$8.03	$8.07	$6.55	$5.14	$8.25
Value at end of period	$14.53	$13.66	$12.36	$9.14	$8.03	$8.07	$6.55	$5.14
Number of accumulation units outstanding at end of period	28,687	37,362	33,591	25,035	22,105	22,685	23,855	23,298
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$9.02	$9.88	$7.63	$6.37	$7.75	$6.90	$5.50	$7.96
Value at end of period	$9.27	$9.02	$9.88	$7.63	$6.37	$7.75	$6.90	$5.50
Number of accumulation units outstanding at end of period	1,103	1,034	1,622	1,504	1,362	1,273	1,094	1,313
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.66	$15.68	$11.60	$9.87	$10.33	$8.12	$6.33	$9.57
Value at end of period	$14.39	$15.66	$15.68	$11.60	$9.87	$10.33	$8.12	$6.33
Number of accumulation units outstanding at end of period	1,599	1,540	1,419	1,293	1,174	1,179	2,265	1,766
FUNDAMENTAL INVESTORS℠ (CLASS R-4)								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$14.65	$13.55	$10.39	$8.94	$9.10			
Value at end of period	$15.03	$14.65	$13.55	$10.39	$8.94			
Number of accumulation units outstanding at end of period	370	291	223	149	56			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)								
(Funds were first received in this option during February 2015)								
Value at beginning of period	$18.63							
Value at end of period	$17.69							
Number of accumulation units outstanding at end of period	14							
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$53.99	$50.16	$36.06	$37.18				
Value at end of period	$56.27	$53.99	$50.16	$36.06				
Number of accumulation units outstanding at end of period	455	455	119	119				
INVESCO V.I. CORE EQUITY FUND (SERIES I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.65	$13.65	$10.64	$9.41	$9.49	$8.73	$6.85	$9.52
Value at end of period	$13.70	$14.65	$13.65	$10.64	$9.41	$9.49	$8.73	$6.85
Number of accumulation units outstanding at end of period	198	198	198	305	240	206	169	123

Condensed Financial Information (continued)

LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)
(Funds were first received in this option during December 2014)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period								$13.86
Value at end of period								$13.31
Number of accumulation units outstanding at end of period								573

LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$8.34	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86
Value at end of period	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86	$13.23
Number of accumulation units outstanding at end of period	874	1,315	1,671	1,871	2,061	2,735	2,842	2,844

NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)
(Funds were first received in this option during October 2013)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period						$12.81	$13.91	$15.22
Value at end of period						$13.91	$15.22	$15.02
Number of accumulation units outstanding at end of period						519	0	202

NEW PERSPECTIVE FUND® (CLASS R-4)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$8.60	$6.11	$8.34	$9.33	$8.55	$10.25	$12.90	$13.21
Value at end of period	$6.11	$8.34	$9.33	$8.55	$10.25	$12.90	$13.21	$13.81
Number of accumulation units outstanding at end of period	46	81	0	0	60	4,009	2,003	710

OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$8.47	$5.11	$9.22	$11.61	$9.44	$11.32	$12.18	$11.51
Value at end of period	$5.11	$9.22	$11.61	$9.44	$11.32	$12.18	$11.51	$9.82
Number of accumulation units outstanding at end of period	5,493	7,544	9,774	9,398	7,079	4,742	3,947	3,352

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$9.10	$5.85	$7.97	$9.77	$9.48	$11.10	$15.53	$17.26
Value at end of period	$5.85	$7.97	$9.77	$9.48	$11.10	$15.53	$17.26	$16.12
Number of accumulation units outstanding at end of period	297	811	1,089	1,305	1,546	2,417	2,793	2,987

PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$9.14	$6.89	$8.30	$9.22	$8.98	$9.92	$11.45	$12.28
Value at end of period	$6.89	$8.30	$9.22	$8.98	$9.92	$11.45	$12.28	$12.12
Number of accumulation units outstanding at end of period	116	299	495	455	603	744	966	1,074

PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$10.71	$9.53	$11.20	$12.02	$13.32	$14.38	$12.96	$13.26
Value at end of period	$9.53	$11.20	$12.02	$13.32	$14.38	$12.96	$13.26	$12.80
Number of accumulation units outstanding at end of period	1,329	855	2,123	2,123	1,093	1,099	1,143	1,189

PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period	$7.65	$4.12	$7.13	$8.21	$6.24	$6.93	$6.75	$5.86
Value at end of period	$4.12	$7.13	$8.21	$6.24	$6.93	$6.75	$5.86	$4.92
Number of accumulation units outstanding at end of period	3,212	3,495	2,117	2,358	2,609	1,470	1,701	1,975

PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2009)

	2008	2009	2010	2011	2012	2013	2014	2015
Value at beginning of period		$7.29	$10.08	$11.82	$11.53	$13.28	$14.77	$14.67
Value at end of period		$10.08	$11.82	$11.53	$13.28	$14.77	$14.67	$13.99
Number of accumulation units outstanding at end of period		306	376	460	498	687	803	922

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
SMALLCAP WORLD FUND® (CLASS R-4)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48	$8.85
Value at end of period	$14.10	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48
Number of accumulation units outstanding at end of period	849	1,474	1,337	0	0	30	30	22
TEMPLETON GLOBAL BOND FUND (CLASS A)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59	$10.29
Value at end of period	$15.12	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59
Number of accumulation units outstanding at end of period	1,534	1,351	1,160	2,903	2,640	2,426	1,623	233
THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91	$8.83
Value at end of period	$14.95	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91
Number of accumulation units outstanding at end of period	21,773	23,168	25,943	28,766	27,276	26,492	25,848	21,786
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)								
(Funds were first received in this option during February 2012)								
Value at beginning of period	$3.35	$3.69	$7.65	$9.60				
Value at end of period	$2.44	$3.35	$3.69	$7.65				
Number of accumulation units outstanding at end of period	4,112	620	242	246				
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13	$9.13
Value at end of period	$12.57	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13
Number of accumulation units outstanding at end of period	1,622	4,210	4,449	6,068	10,192	10,246	12,395	12,434
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50	$10.05
Value at end of period	$11.73	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50
Number of accumulation units outstanding at end of period	1,333	1,333	1,333	1,410	1,463	1,445	1,786	3,178
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$10.02							
Value at end of period	$9.38							
Number of accumulation units outstanding at end of period	4,078							
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10	$8.78
Value at end of period	$14.16	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10
Number of accumulation units outstanding at end of period	17,163	16,714	21,927	22,529	23,495	24,625	20,845	22,885
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67	$9.55
Value at end of period	$15.49	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67
Number of accumulation units outstanding at end of period	798	862	826	751	1,327	1,327	2,080	699
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.35	$12.70	$9.63	$8.47	$8.55	$7.56	$6.18	$8.55
Value at end of period	$14.37	$14.35	$12.70	$9.63	$8.47	$8.55	$7.56	$6.18
Number of accumulation units outstanding at end of period	4,350	4,478	4,348	6,177	6,553	7,441	7,298	6,908

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.86	$14.59	$10.92	$9.35	$9.53	$7.88	$6.03	$9.10
Value at end of period	$15.46	$15.86	$14.59	$10.92	$9.35	$9.53	$7.88	$6.03
Number of accumulation units outstanding at end of period	4,745	4,522	4,356	4,042	4,191	3,938	3,606	2,964
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.23	$14.55	$10.27	$9.21	$9.35	$7.67	$6.19	$9.13
Value at end of period	$14.63	$15.23	$14.55	$10.27	$9.21	$9.35	$7.67	$6.19
Number of accumulation units outstanding at end of period	3,736	3,554	4,668	3,220	2,952	4,371	4,238	3,489
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.54	$12.79	$12.90	$11.88	$11.13	$10.21	$9.22	$9.83
Value at end of period	$13.52	$13.54	$12.79	$12.90	$11.88	$11.13	$10.21	$9.22
Number of accumulation units outstanding at end of period	2,310	4,634	13,883	15,404	14,637	14,145	13,128	12,500
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$9.34	$10.00	$8.30	$7.04	$8.08	$7.55	$5.95	$8.48
Value at end of period	$9.19	$9.34	$10.00	$8.30	$7.04	$8.08	$7.55	$5.95
Number of accumulation units outstanding at end of period	1,339	33	33	63	359	275	551	41
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$17.79	$15.77	$12.14	$10.35	$10.32			
Value at end of period	$18.78	$17.79	$15.77	$12.14	$10.35			
Number of accumulation units outstanding at end of period	17,088	14,481	3,387	3,625	3,481			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.78	$13.52	$10.41	$9.15	$8.90	$7.51	$6.72	$9.03
Value at end of period	$14.01	$14.78	$13.52	$10.41	$9.15	$8.90	$7.51	$6.72
Number of accumulation units outstanding at end of period	16,917	16,955	12,653	11,776	10,831	5,645	5,205	5,392
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$18.28	$16.92	$12.92	$11.40	$11.54	$8.92	$6.36	$9.50
Value at end of period	$18.24	$18.28	$16.92	$12.92	$11.40	$11.54	$8.92	$6.36
Number of accumulation units outstanding at end of period	5,664	5,183	4,713	2,760	1,907	118	110	109
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33	$10.28
Value at end of period	$9.86	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33
Number of accumulation units outstanding at end of period	502	482	461	610	561	10,901	11,106	11,048
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.02	$12.25	$9.45	$8.61	$9.07	$7.87	$6.37	$9.01
Value at end of period	$13.87	$14.02	$12.25	$9.45	$8.61	$9.07	$7.87	$6.37
Number of accumulation units outstanding at end of period	836	0	81	4	0	0	0	264
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$14.02	$21.68	$16.55	$14.56	$14.39			
Value at end of period	$25.99	$24.34	$21.68	$16.55	$14.56			
Number of accumulation units outstanding at end of period	6,245	623	266	167	111			

CFI 370

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	$6.94	
Value at end of period	$15.83	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	
Number of accumulation units outstanding at end of period	813	337	190	188	49	825	339	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	$10.06	
Value at end of period	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	
Number of accumulation units outstanding at end of period	1,404	1,231	1,232	995	818	597	435	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42	
Value at end of period	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	
Number of accumulation units outstanding at end of period	3,099	2,340	2,251	1,405	1,307	26	20	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$17.32	$15.49	$11.63	$10.01	$10.28	$8.47		
Value at end of period	$16.71	$17.32	$15.49	$11.63	$10.01	$10.28		
Number of accumulation units outstanding at end of period	8,186	6,481	425	492	368	526		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$17.35	$16.66	$12.09	$10.50	$11.01	$9.10		
Value at end of period	$16.43	$17.35	$16.66	$12.09	$10.50	$11.01		
Number of accumulation units outstanding at end of period	1,153	534	504	534	369	485		
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33	$9.61
Value at end of period	$17.60	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33
Number of accumulation units outstanding at end of period	1,734	1,970	1,730	558	438	317	182	62
VOYA SMALL COMPANY PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59	$9.64
Value at end of period	$16.14	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59
Number of accumulation units outstanding at end of period	881	902	1,551	1,198	1,111	1,078	1,094	870
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43	$8.83
Value at end of period	$11.79	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43
Number of accumulation units outstanding at end of period	9,358	0	0	901	901	168	168	138
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11	$8.65
Value at end of period	$11.85	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11
Number of accumulation units outstanding at end of period	5,176	4,343	3,342	5,213	4,603	1,785	1,786	1,785
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82	$8.52
Value at end of period	$11.74	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82
Number of accumulation units outstanding at end of period	5,123	4,276	3,342	3,834	4,000	3,310	3,224	2,947

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95	$9.28
Value at end of period	$12.55	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95
Number of accumulation units outstanding at end of period	9	9	9	9	9	9	9	9
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$12.65	$12.05	$11.35	$10.42	$10.46	$9.67		
Value at end of period	$12.57	$12.65	$12.05	$11.35	$10.42	$10.46		
Number of accumulation units outstanding at end of period	214	211	208	205	201	198		
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30	$8.72
Value at end of period	$12.18	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30
Number of accumulation units outstanding at end of period	457	447	172	172	141	113	80	39
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2014)								
Value at beginning of period	$12.63	$12.04						
Value at end of period	$12.46	$12.63						
Number of accumulation units outstanding at end of period	0	4,789						
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24	$9.88
Value at end of period	$12.55	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24
Number of accumulation units outstanding at end of period	2,410	359	359	409	409	409	774	7
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00	$9.49
Value at end of period	$17.98	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00
Number of accumulation units outstanding at end of period	0	0	0	0	15	121	156	194
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66	$8.64
Value at end of period	$15.47	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66
Number of accumulation units outstanding at end of period	3,408	4,594	4,717	2,438	2,080	1,915	1,094	813
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71	$9.75
Value at end of period	$13.86	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71
Number of accumulation units outstanding at end of period	598	521	455	404	245	291	277	246
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33	$9.05
Value at end of period	$15.19	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33
Number of accumulation units outstanding at end of period	2,452	459	173	171	128	127	927	452
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94	$8.55
Value at end of period	$13.92	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94
Number of accumulation units outstanding at end of period	0	0	0	30	30	30	736	585

	2015	2014	2013	2012	2011	2010	2009	2008
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$15.18	$14.66	$10.55	$9.31	$9.55			
Value at end of period	$14.62	$15.18	$14.66	$10.55	$9.31			
Number of accumulation units outstanding at end of period	343	283	243	146	55			
VY® FMRSM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.88	$14.15	$10.48	$9.21	$10.48	$8.18	$5.92	$9.00
Value at end of period	$14.53	$14.88	$14.15	$10.48	$9.21	$10.42	$8.18	$5.92
Number of accumulation units outstanding at end of period	1,283	1,280	921	897	881	855	19	300
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03	$8.44
Value at end of period	$13.64	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03
Number of accumulation units outstanding at end of period	1,969	1,970	1,970	1,969	1,969	2,211	2,013	1,750
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48	$9.06
Value at end of period	$14.56	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48
Number of accumulation units outstanding at end of period	3,844	5,480	4,011	4,395	4,690	6,363	6,284	6,347
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57	$8.60
Value at end of period	$13.95	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57
Number of accumulation units outstanding at end of period	867	881	5,297	4,366	4,688	4,424	4,124	3,800
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89	$8.04
Value at end of period	$7.47	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89
Number of accumulation units outstanding at end of period	2,720	2,501	3,075	2,518	2,014	1,845	2,540	2,215
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51	$9.03
Value at end of period	$17.12	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51
Number of accumulation units outstanding at end of period	2,334	924	558	385	227	118	517	466
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74	$8.34
Value at end of period	$13.36	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74
Number of accumulation units outstanding at end of period	21,352	21,249	22,399	20,302	20,741	25,596	27,739	29,434
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$17.15	$17.22	$15.45	$13.39	$13.59	$11.50	$11.50	
Value at end of period	$16.24	$17.15	$17.22	$15.45	$13.39	$13.59	$11.50	
Number of accumulation units outstanding at end of period	142	16	16	16	16	11	0	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$16.70	$15.00	$12.37	$10.88	$10.66	$9.42	$7.12	$9.71
Value at end of period	$17.44	$16.70	$15.00	$12.37	$10.88	$10.66	$9.42	$7.12
Number of accumulation units outstanding at end of period	4,675	4,534	3,096	1,977	1,603	1,721	1,302	444

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$16.83	$15.16	$11.30	$9.81	$10.26	$8.04	$5.53	$9.16
Value at end of period	$17.04	$16.83	$15.16	$11.30	$9.81	$10.26	$8.04	$5.53
Number of accumulation units outstanding at end of period	18,834	18,937	18,143	18,431	18,164	20,112	19,832	18,898
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.86	$13.00	$10.09	$8.68	$8.82	$7.73	$6.23	$8.67
Value at end of period	$12.81	$13.86	$13.00	$10.09	$8.68	$8.82	$7.73	$6.23
Number of accumulation units outstanding at end of period	1,018	1,102	5,774	5,213	5,044	5,000	5,052	3,806
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$16.02	$14.85	$10.74	$9.10	$9.27	$7.99	$5.63	$8.73
Value at end of period	$17.62	$16.02	$14.85	$10.74	$9.10	$9.27	$7.99	$5.63
Number of accumulation units outstanding at end of period	11,136	9,042	7,687	6,898	6,053	5,206	4,444	4,118
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$8.69	$8.85	$7.80	$6.62	$7.61	$6.74	$4.93	$7.95
Value at end of period	$8.54	$8.69	$8.85	$7.80	$6.62	$7.61	$6.74	$4.93
Number of accumulation units outstanding at end of period	478	36	36	36	560	470	373	717
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$10.23	$11.03	$9.24	$7.83	$8.96	$8.30	$6.32	$8.86
Value at end of period	$9.81	$10.23	$11.03	$9.24	$7.83	$8.96	$8.30	$6.32
Number of accumulation units outstanding at end of period	1,349	0	0	24	0	0	110	75
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.73	$12.16	$9.38	$7.76	$8.29	$7.75	$5.90	$8.41
Value at end of period	$10.76	$11.73	$12.16	$9.38	$7.76	$8.29	$7.75	$5.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	546	48
WANGER INTERNATIONAL								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.09	$11.69	$9.63	$7.98	$9.42	$7.59	$5.11	$7.66
Value at end of period	$11.02	$11.09	$11.69	$9.63	$7.98	$9.42	$7.59	$5.11
Number of accumulation units outstanding at end of period	100	100	100	114	114	114	100	132
WANGER SELECT								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$13.07	$12.77	$9.56	$8.13	$9.95	$7.92	$4.80	$8.52
Value at end of period	$13.01	$13.07	$12.77	$9.56	$8.13	$9.95	$7.92	$4.80
Number of accumulation units outstanding at end of period	1,173	3,055	2,988	2,942	3,246	1,552	1,129	1,348
WANGER USA								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83	$9.06
Value at end of period	$15.65	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83
Number of accumulation units outstanding at end of period	375	351	365	298	235	196	151	88
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43	$8.61
Value at end of period	$14.48	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43
Number of accumulation units outstanding at end of period	2,147	2,360	1,399	1,148	834	589	527	177

Condensed Financial Information (continued)

TABLE 47
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$19.12									
Value at end of period	$17.45									
Number of accumulation units outstanding at end of period	5									
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70	$25.99	$25.49	$23.63
Value at end of period	$34.37	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70	$25.99	$25.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,425	3,482
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	$8.88		
Value at end of period	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19		
Number of accumulation units outstanding at end of period	31,088	40,036	41,901	48,125	57,930	61,804	68,063	66,220		
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	$9.01		
Value at end of period	$15.00	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10		
Number of accumulation units outstanding at end of period	104,981	108,369	113,247	131,870	142,364	154,123	180,796	168,795		
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66	$16.67	$13.79
Value at end of period	$19.93	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66	$16.67
Number of accumulation units outstanding at end of period	34,516	30,503	30,960	30,753	29,170	32,305	33,940	27,027	10,808	7,970
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$55.63	$50.09	$38.46	$33.30	$34.44	$29.62	$22.00	$38.58	$33.07	$29.84
Value at end of period	$55.56	$55.63	$50.09	$38.46	$33.30	$34.44	$29.62	$22.00	$38.58	$33.07
Number of accumulation units outstanding at end of period	143,167	146,119	154,741	168,652	179,268	191,496	212,686	145,938	145,423	142,497
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$37.45	$34.73	$27.32	$23.47	$23.43	$20.51	$15.88	$27.92	$27.72	$23.25
Value at end of period	$35.68	$37.45	$34.73	$27.32	$23.47	$23.43	$20.51	$15.88	$27.92	$27.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	47,875	44,943
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.52	$31.27	$23.12	$20.32	$20.44	$16.59	$13.04	$24.88	$19.75	$18.64
Value at end of period	$36.71	$34.52	$31.27	$23.12	$20.32	$20.44	$16.59	$13.04	$24.88	$19.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	17	0	95,499	73,759	83,958
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.71	$24.90	$19.25	$16.07	$19.55	$17.42	$13.88	$24.90	$21.40	$18.27
Value at end of period	$23.35	$22.71	$24.90	$19.25	$16.07	$19.55	$17.42	$13.88	$24.90	$21.40
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,673	7,983
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12
Value at end of period	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71
Number of accumulation units outstanding at end of period	40,418	38,582	36,744	35,557	36,658	37,403	31,775	28,953	32,581	27,737
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$10.17		
Value at end of period	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12		
Number of accumulation units outstanding at end of period	306,719	330,406	366,219	396,533	456,739	466,994	506,994	532,615		

CFI 375

	2015	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.28	$15.18	$11.84	$10.48	$10.57	$9.72	$7.64	$11.02	$10.28	$8.88
Value at end of period	$15.22	$16.28	$15.18	$11.84	$10.48	$10.57	$9.72	$7.64	$11.02	$10.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	12,263	11,329
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	$10.09		
Value at end of period	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17		
Number of accumulation units outstanding at end of period	74,362	79,596	77,513	78,918	83,694	88,108	94,683	99,617		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70
Value at end of period	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	90,317	89,562
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92	$11.42	$10.73	$9.79
Value at end of period	$16.99	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92	$11.42	$10.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	29	146
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.77	$22.24	$17.68	$14.76	$16.11	$14.40	$10.56	$17.13	$14.90	$12.91
Value at end of period	$23.78	$22.77	$22.24	$17.68	$14.76	$16.11	$14.40	$10.56	$17.13	$14.90
Number of accumulation units outstanding at end of period	167,578	165,923	175,634	194,974	214,935	237,291	268,153	256,382	1,808	1,862
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98	$67.85	$51.10	$41.15
Value at end of period	$66.97	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98	$67.85	$51.10
Number of accumulation units outstanding at end of period	39,800	36,520	32,184	32,769	34,088	32,658	29,125	20,457	11,408	7,494
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11	$13.15	$13.42	$11.76
Value at end of period	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11	$13.15	$13.42
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,436	3,819
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23	$13.43	$12.37	$11.26
Value at end of period	$16.18	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23	$13.43	$12.37
Number of accumulation units outstanding at end of period	12,461	11,535	15,579	12,417	11,636	11,281	12,946	8,426	1,155	592
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08	$12.01	$10.96	$10.95
Value at end of period	$14.82	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08	$12.01	$10.96
Number of accumulation units outstanding at end of period	45,941	48,024	49,452	83,071	50,448	40,715	19,772	10,579	5,283	1,183
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	$10.30	
Value at end of period	$6.30	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	11,602	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82	$12.20	$11.62	$10.80
Value at end of period	$17.22	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82	$12.20	$11.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,055	1,367
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.89	$21.73	$21.43	$18.65	$19.26	$17.23	$14.61	$13.86	$12.60	$11.20
Value at end of period	$20.79	$21.89	$21.73	$21.43	$18.65	$19.26	$17.23	$14.61	$13.86	$12.60
Number of accumulation units outstanding at end of period	13,425	13,109	16,054	19,340	18,543	21,241	25,641	24,063	13,166	2,660
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88	$13.53	$12.29
Value at end of period	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88	$13.53
Number of accumulation units outstanding at end of period	147,255	157,397	155,334	158,034	157,239	162,415	173,084	162,147	13,963	9,313

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during November 2013)										
Value at beginning of period								$3.94	$3.68	$3.35
Value at end of period								$3.68	$3.35	$2.44
Number of accumulation units outstanding at end of period								30	235	831
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.18	$29.66	$31.06	$22.15	$26.20	$29.67	$29.04	$32.74	$37.90	$39.94
Value at end of period	$29.66	$31.06	$22.15	$26.20	$29.67	$29.04	$32.74	$37.90	$39.94	$38.89
Number of accumulation units outstanding at end of period	69,428	61,710	0	0	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.05	$10.81	$11.66	$9.77	$11.79	$13.55	$13.94	$14.92	$14.21	$14.16
Value at end of period	$10.81	$11.66	$9.77	$11.79	$13.55	$13.94	$14.92	$14.21	$14.16	$13.44
Number of accumulation units outstanding at end of period	30,773	29,996	26,197	27,838	28,477	30,118	26,416	27,586	20,918	15,146
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period										$10.02
Value at end of period										$9.37
Number of accumulation units outstanding at end of period										142,194
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.56	$25.56	$27.23	$16.85	$21.77	$24.65	$24.39	$28.01	$36.30	$39.87
Value at end of period	$25.56	$27.23	$16.85	$21.77	$24.65	$24.39	$28.01	$36.30	$39.87	$38.99
Number of accumulation units outstanding at end of period	212,796	175,649	0	0	0	897	1,860	2,137	1,505	2,144
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$10.51	$11.36	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44
Value at end of period	$11.36	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93
Number of accumulation units outstanding at end of period	2,009	3,054	9,180	13,760	11,302	13,610	15,390	17,145	16,765	16,173
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.03	$22.76	$23.72	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21
Value at end of period	$22.76	$23.72	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21	$34.23
Number of accumulation units outstanding at end of period	136,756	133,424	0	0	0	0	0	0	0	0
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.32	$23.15	$24.22	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39
Value at end of period	$23.15	$24.22	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39	$38.38
Number of accumulation units outstanding at end of period	62,234	59,202	0	0	0	0	0	0	0	0
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.15	$18.23	$16.96	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42
Value at end of period	$18.23	$16.96	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42	$26.33
Number of accumulation units outstanding at end of period	15,670	11,940	0	0	0	0	0	0	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.82	$20.46	$21.52	$19.54	$21.62	$23.56	$25.14	$27.28	$27.03	$28.60
Value at end of period	$20.46	$21.52	$19.54	$21.62	$23.56	$25.14	$27.28	$27.03	$28.60	$28.54
Number of accumulation units outstanding at end of period	26,043	23,108	21,798	20,038	18,908	22,236	22,689	19,622	22,075	26,608
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period				$6.92	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29
Value at end of period				$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13
Number of accumulation units outstanding at end of period				14,627	12,765	12,141	6,996	7,308	9,589	10,039
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period									$16.97	$17.75
Value at end of period									$17.75	$18.73
Number of accumulation units outstanding at end of period									19,091	15,763

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$9.40	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96
Value at end of period		$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23
Number of accumulation units outstanding at end of period		60,116	60,249	64,104	51,459	53,420	49,984	40,327	71,425	64,861
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.43	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06
Value at end of period	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98
Number of accumulation units outstanding at end of period	2,143	2,237	0	0	0	0	0	29,630	26,613	31,977
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.68	$15.27	$15.93	$16.22	$16.15	$16.06	$15.93	$15.81	$15.69	$15.56
Value at end of period	$15.27	$15.93	$16.22	$16.15	$16.06	$15.93	$15.81	$15.69	$15.56	$15.44
Number of accumulation units outstanding at end of period	33,694	56,606	61,458	32,923	32,861	27,151	21,985	23,429	11,988	17,998
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$9.75	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13
Value at end of period	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95
Number of accumulation units outstanding at end of period	304	1,739	2,070	2,530	4,417	3,999	3,887	4,169	6,358	5,257
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$6.30	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54
Value at end of period			$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74
Number of accumulation units outstanding at end of period			275,244	271,465	220,242	213,760	205,320	179,244	179,830	173,463
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period			$5.89	$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23
Value at end of period			$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61
Number of accumulation units outstanding at end of period			147,022	147,717	126,204	117,352	107,543	94,083	89,796	93,522
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period				$6.90	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26
Value at end of period				$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34
Number of accumulation units outstanding at end of period				16	791	1,734	2,077	4,435	7,240	10,787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.16	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23
Value at end of period	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92
Number of accumulation units outstanding at end of period	2,104	2,506	0	0	0	0	0	55	61	74
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.04	$29.01	$30.47	$20.84	$26.38	$32.55	$31.48	$35.77	$48.88	$51.66
Value at end of period	$29.01	$30.47	$20.84	$26.38	$32.55	$31.48	$35.77	$48.88	$51.66	$50.85
Number of accumulation units outstanding at end of period	25,658	26,605	0	0	0	0	0	0	0	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33
Value at end of period	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19
Number of accumulation units outstanding at end of period	21,572	14,613	20,100	23,662	19,510	18,626	23,064	26,758	27,726	40,161
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.48	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05
Value at end of period	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85
Number of accumulation units outstanding at end of period	4,567	8,961	51,405	52,485	55,119	48,908	52,844	59,791	62,178	68,207
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$11.68	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52
Value at end of period	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23
Number of accumulation units outstanding at end of period	3,166	9,808	14,260	20,047	22,040	24,824	29,612	33,230	31,046	37,089

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$16.10	$15.27	$12.47	$10.88	$11.80					
Value at end of period	$15.83	$16.10	$15.27	$12.47	$10.88					
Number of accumulation units outstanding at end of period	6,448	5,023	2,777	839	82					
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$12.63	$11.98	$10.44	$10.07						
Value at end of period	$12.48	$12.63	$11.98	$10.44						
Number of accumulation units outstanding at end of period	1,008	581	490	341						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50	$11.49	$11.37	
Value at end of period	$14.39	$14.49	$13.81	$13.02	$11.95	$12.01	$11.04	$9.50	$11.49	
Number of accumulation units outstanding at end of period	2,268	59	2,921	59	80	80	640	2,431	2,392	
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$12.56	$11.99	$11.04	$9.93	$9.81					
Value at end of period	$12.41	$12.56	$11.99	$11.04	$9.93					
Number of accumulation units outstanding at end of period	18	16	67	475	61					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.40	$24.96	$22.44	$20.14	$19.95	$18.10	$15.48	$20.42	$19.45	$18.10
Value at end of period	$26.13	$26.40	$24.96	$22.44	$20.14	$19.95	$18.10	$15.48	$20.42	$19.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,901	4,795
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.24	$26.71	$22.00	$19.28	$20.02	$17.85	$14.37	$22.65	$21.74	$19.36
Value at end of period	$27.68	$28.24	$26.71	$22.00	$19.28	$20.02	$17.85	$14.37	$22.65	$21.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,611	11,975
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.85	$25.37	$21.94	$19.47	$19.73	$17.76	$14.69	$21.30	$20.36	$18.46
Value at end of period	$26.49	$26.85	$25.37	$21.94	$19.47	$19.73	$17.76	$14.69	$21.30	$20.36
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,226	6,466
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.17			
Value at end of period	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73			
Number of accumulation units outstanding at end of period	10,084	12,690	12,311	11,111	11,375	8,967	6			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18	$11.28	$15.48	$16.07	$14.03
Value at end of period	$28.88	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18	$11.28	$15.48	$16.07
Number of accumulation units outstanding at end of period	11,946	11,375	11,124	9,399	7,714	10,772	7,693	6,124	5,925	4,748
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59
Value at end of period	$29.77	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83
Number of accumulation units outstanding at end of period	18,441	19,554	21,619	15,430	19,261	19,636	21,025	20,859	23,133	23,479
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74		
Value at end of period	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71		
Number of accumulation units outstanding at end of period	8,165	7,509	6,569	6,093	4,945	5,759	7,090	5,061		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34	$10.42
Value at end of period	$17.43	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34
Number of accumulation units outstanding at end of period	31,672	33,530	24,662	28,540	22,631	28,872	21,837	8,929	3,511	12,852
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.77	$26.60	$19.90	$17.87	$18.90	$17.00	$13.02	$21.60	$20.90	$18.50
Value at end of period	$30.41	$29.77	$26.60	$19.90	$17.87	$18.90	$17.00	$13.02	$21.60	$20.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,163	1,697
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$16.30	$15.75	$11.34	$10.11	$10.37	$8.34	$6.74	$10.31	$10.28	
Value at end of period	$15.69	$16.30	$15.75	$11.34	$10.11	$10.37	$8.34	$6.74	$10.31	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	340	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.63	$21.52	$15.94	$14.02	$15.87	$12.46	$9.03	$14.95	$13.17	$11.86
Value at end of period	$22.08	$22.63	$21.52	$15.94	$14.02	$15.87	$12.46	$9.03	$14.95	$13.17
Number of accumulation units outstanding at end of period	163,227	169,880	183,299	188,571	204,021	213,122	226,742	226,366	2,930	3,387
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74
Value at end of period	$20.15	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	10,159	9,043
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73
Value at end of period	$18.15	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99
Number of accumulation units outstanding at end of period	117,483	127,011	149,506	172,449	187,344	198,460	220,683	234,751	112,324	126,104
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.15	$17.53	$13.20	$11.62	$11.97	$10.72	$8.72	$12.97	$12.75	$11.08
Value at end of period	$18.44	$19.15	$17.53	$13.20	$11.62	$11.97	$10.72	$8.72	$12.97	$12.75
Number of accumulation units outstanding at end of period	4,498	4,776	5,559	4,941	3,553	2,139	7,093	6,335	6,303	4,225
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03	$24.88	$18.11	$13.45
Value at end of period	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03	$24.88	$18.11
Number of accumulation units outstanding at end of period	27	10	0	0	0	0	0	0	15,966	12,050
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93	$17.66	$15.28
Value at end of period	$31.18	$32.41	$28.41	$21.77	$18.29	$18.11	$14.84	$11.91	$17.93	$17.66
Number of accumulation units outstanding at end of period	7,646	9,909	8,503	8,448	8,209	8,776	8,383	7,663	10,002	6,967
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78	$13.11	$11.33
Value at end of period	$23.02	$24.09	$22.41	$16.26	$13.81	$14.11	$11.22	$8.88	$12.78	$13.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,200	959
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.24	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70
Value at end of period	$19.88	$19.24	$18.96	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69
Number of accumulation units outstanding at end of period	57	10	0	0	0	0	0	0	321,849	335,930
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17	$10.61	$10.58
Value at end of period	$18.25	$19.28	$19.37	$17.38	$15.08	$15.31	$12.97	$7.82	$11.17	$10.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,360	2
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97
Value at end of period	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47
Number of accumulation units outstanding at end of period	91,306	92,446	87,958	76,613	67,554	58,522	28,872	32,285	27,063	11,468

CFI 380

Condensed Financial Information (continued)

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$17.16	$15.49	$11.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14
Value at end of period	$17.31	$17.16	$15.49	$11.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	256,546	298,591

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$24.52	$23.00	$17.87	$15.37	$15.63	$13.71	$11.06	$17.33	$16.95	$14.35
Value at end of period	$22.64	$24.52	$23.00	$17.87	$15.37	$15.63	$13.71	$11.06	$17.33	$16.95
Number of accumulation units outstanding at end of period	111,648	112,966	119,428	126,360	140,378	149,917	166,560	158,900	21,525	14,819

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$44.26	$41.05	$29.71	$25.19	$25.67	$22.14	$15.61	$27.23	$24.98	$22.22
Value at end of period	$48.65	$44.26	$41.05	$29.71	$25.19	$25.67	$22.14	$15.61	$27.23	$24.98
Number of accumulation units outstanding at end of period	32,236	31,274	34,284	36,541	32,697	38,544	44,193	44,471	48,672	53,823

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47
Value at end of period	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34
Number of accumulation units outstanding at end of period	8,074	6,794	5,600	4,394	4,444	4,681	7,499	6,716	6,949	5,257

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27	$11.09	$10.51
Value at end of period	$12.25	$13.36	$13.85	$10.69	$8.85	$9.46	$8.85	$6.74	$11.27	$11.09
Number of accumulation units outstanding at end of period	6,615	6,646	7,825	2,600	2,349	2,080	4,786	3,375	2,540	1,587

WANGER INTERNATIONAL
(Funds were first received in this option during July 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.78	
Value at end of period	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	
Number of accumulation units outstanding at end of period	26,302	20,871	14,393	11,373	15,138	13,547	10,906	2,794	3,818	

WANGER SELECT

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16	$14.89	$12.54
Value at end of period	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16	$14.89
Number of accumulation units outstanding at end of period	37,309	38,443	39,545	43,198	38,446	33,583	24,391	13,331	12,439	4,148

WANGER USA

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33	$13.71	$12.81
Value at end of period	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33	$13.71
Number of accumulation units outstanding at end of period	14,144	12,804	14,831	17,837	13,202	10,657	9,968	10,212	2,628	2,743

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43	$13.03	$11.14
Value at end of period	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43	$13.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	98	0	8,027	3,289

TABLE 48

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80% EFFECTIVE MARCH 1, 2007
(Selected data for accumulation units outstanding throughout each period)

ALGER GREEN FUND (CLASS A)
(Funds were first received in this option during November 2009)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99	$12.49		
Value at end of period	$21.37	$21.02	$20.22	$15.13	$13.28	$14.12	$12.99		
Number of accumulation units outstanding at end of period	47	47	47	46	46	100	13		

CFI 381

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)									
(Funds were first received in this option during May 2008)									
Value at beginning of period		$9.85	$6.11	$7.04	$7.87	$7.95	$9.00	$11.85	$13.12
Value at end of period		$6.11	$7.04	$7.87	$7.95	$9.00	$11.85	$13.12	$12.32
Number of accumulation units outstanding at end of period		5,201	4,526	4,827	3,994	3,886	2,077	2,077	2,078
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2009)									
Value at beginning of period			$9.90	$12.30	$14.15	$13.77	$15.19	$18.51	$20.94
Value at end of period			$12.30	$14.15	$13.77	$15.19	$18.51	$20.94	$20.69
Number of accumulation units outstanding at end of period			4,835	24,479	42,818	48,314	18,873	18,271	18,984
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2009)									
Value at beginning of period			$10.44	$12.04	$13.41	$13.56	$14.75	$18.98	$20.54
Value at end of period			$12.04	$13.41	$13.56	$14.75	$18.98	$20.54	$19.80
Number of accumulation units outstanding at end of period			25,157	71,150	94,262	113,744	62,356	54,174	45,013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2009)									
Value at beginning of period			$10.10	$10.73	$11.22	$12.58	$13.32	$12.00	$12.23
Value at end of period			$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87
Number of accumulation units outstanding at end of period			8,063	12,900	13,467	19,531	11,640	10,495	7,124
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during July 2010)									
Value at beginning of period				$8.50	$11.57	$10.18	$12.15	$17.44	$19.19
Value at end of period				$11.57	$10.18	$12.15	$17.44	$19.19	$18.26
Number of accumulation units outstanding at end of period				383	6,051	6,120	7,804	5,612	7,141
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during June 2008)									
Value at beginning of period		$9.30	$5.58	$7.73	$8.12	$7.47	$9.30	$11.55	$11.34
Value at end of period		$5.58	$7.73	$8.12	$7.47	$9.30	$11.55	$11.34	$10.82
Number of accumulation units outstanding at end of period		791	1,864	15,171	19,331	45,667	8,440	5,706	4,277
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)									
(Funds were first received in this option during July 2010)									
Value at beginning of period				$9.68	$11.75	$10.89	$12.58	$18.03	$19.63
Value at end of period				$11.75	$10.89	$12.58	$18.03	$19.63	$17.45
Number of accumulation units outstanding at end of period				11,025	41,973	44,261	49,287	42,252	38,265
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during June 2009)									
Value at beginning of period			$10.47	$12.63	$15.75	$15.53	$17.44	$23.07	$24.35
Value at end of period			$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49
Number of accumulation units outstanding at end of period			85	1,500	2,009	328	2,218	1,970	1,928
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$11.76	$12.00	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35
Value at end of period	$12.00	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35	$15.86
Number of accumulation units outstanding at end of period	9,839	7,660	8,230	6,679	9,516	9,912	5,446	5,447	5,449
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during July 2011)									
Value at beginning of period					$10.38	$9.48	$10.89	$11.13	$14.38
Value at end of period					$9.48	$10.89	$11.13	$14.38	$14.98
Number of accumulation units outstanding at end of period					656	3,581	661	4,454	842

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	$8.91	
Value at end of period	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	
Number of accumulation units outstanding at end of period	2,577	2,577	1,689	19,212	26,151	30,366	31,564	19,702	
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	$9.61	
Value at end of period	$15.00	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	
Number of accumulation units outstanding at end of period	6,022	8,969	9,026	8,964	10,759	12,205	10,716	5,054	
COLUMBIA MID CAP VALUE FUND (CLASS Z)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$16.23	$14.56	$10.84	$9.35	$9.82	$8.04	$6.11	$10.08	
Value at end of period	$15.30	$16.23	$14.56	$10.84	$9.35	$9.82	$8.04	$6.11	
Number of accumulation units outstanding at end of period	114	114	114	107	89	224	152	1,630	
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$18.15	$18.79	$15.76	$13.33	$15.55	$14.33	$10.38	$17.61	$14.80
Value at end of period	$17.85	$18.15	$18.79	$15.76	$13.33	$15.55	$14.33	$10.38	$17.61
Number of accumulation units outstanding at end of period	134,319	148,460	168,776	212,245	205,104	192,690	166,556	136,957	96,627
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$22.36	$20.13	$15.46	$13.38	$13.84	$11.90	$8.84	$15.50	$13.24
Value at end of period	$22.33	$22.36	$20.13	$15.46	$13.38	$13.84	$11.90	$8.84	$15.50
Number of accumulation units outstanding at end of period	197,699	217,869	272,430	438,638	451,227	473,538	463,388	422,624	372,912
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$17.99	$16.68	$13.12	$11.28	$11.26	$9.86	$7.63	$13.41	$13.27
Value at end of period	$17.14	$17.99	$16.68	$13.12	$11.28	$11.26	$9.86	$7.63	$13.41
Number of accumulation units outstanding at end of period	18,049	18,100	22,258	40,878	48,864	57,406	58,973	63,469	74,296
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.09	$19.10	$14.12	$12.41	$12.49	$10.14	$7.97	$15.20	$12.04
Value at end of period	$22.42	$21.09	$19.10	$14.12	$12.41	$12.49	$10.14	$7.97	$15.20
Number of accumulation units outstanding at end of period	23,234	29,783	30,734	63,688	62,805	60,841	60,583	66,033	66,322
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$15.54	$17.04	$13.17	$11.00	$13.38	$11.93	$9.50	$17.04	$14.52
Value at end of period	$15.98	$15.54	$17.04	$13.17	$11.00	$13.38	$11.93	$9.50	$17.04
Number of accumulation units outstanding at end of period	7,102	2,351	2,358	8,299	7,981	7,275	7,671	6,853	10,212
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$20.89	$20.94	$15.49	$13.19	$13.82	$10.86	$8.48	$12.76	$13.47
Value at end of period	$19.19	$20.89	$20.94	$15.49	$13.19	$13.82	$10.86	$8.48	$12.76
Number of accumulation units outstanding at end of period	4,750	5,638	5,818	24,291	23,224	21,991	21,562	19,672	22,636
FUNDAMENTAL INVESTORS℠ (CLASS R-4)									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$9.80	
Value at end of period	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	
Number of accumulation units outstanding at end of period	16,910	17,246	19,954	29,388	38,057	41,505	26,512	13,284	

	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$18.58	$17.92	$13.98	$12.77	$13.73	$12.30	$10.44		
Value at end of period	$17.63	$18.58	$17.92	$13.98	$12.77	$13.73	$12.30		
Number of accumulation units outstanding at end of period	276	276	276	1,969	2,186	1,694	1,122		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$53.91	$50.12	$36.05	$37.18					
Value at end of period	$56.16	$53.91	$50.12	$36.05					
Number of accumulation units outstanding at end of period	1,145	1,448	1,726	1,984					
INVESCO V.I. CORE EQUITY FUND (SERIES I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$20.09	$18.73	$14.61	$12.93	$13.04	$12.00	$9.43	$13.60	$12.62
Value at end of period	$18.78	$20.09	$18.73	$14.61	$12.93	$13.04	$12.00	$9.43	$13.60
Number of accumulation units outstanding at end of period	1,091	1,237	1,277	2,936	3,369	4,343	5,756	5,242	7,310
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$13.00	$11.50	$8.74	$8.36	$8.95	$7.33	$6.37		
Value at end of period	$12.48	$13.00	$11.50	$8.74	$8.36	$8.95	$7.33		
Number of accumulation units outstanding at end of period	2,937	21	21	2,307	933	0	9		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	$10.23	
Value at end of period	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	
Number of accumulation units outstanding at end of period	19,817	20,678	23,476	33,180	18,883	5,874	692	97	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$18.50	$16.72	$12.93	$11.38	$11.95	$9.60	$7.65	$12.71	$13.15
Value at end of period	$17.65	$18.50	$16.72	$12.93	$11.38	$11.95	$9.60	$7.65	$12.71
Number of accumulation units outstanding at end of period	8,015	10,311	15,889	27,420	35,868	39,374	42,024	39,803	42,650
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)									
(Funds were first received in this option during January 2014)									
Value at beginning of period	$10.22	$9.82							
Value at end of period	$10.14	$10.22							
Number of accumulation units outstanding at end of period	11,877	10,719							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$17.31	$15.82	$11.56	$10.52	$10.94	$9.00	$6.96	$11.48	$10.80
Value at end of period	$17.08	$17.31	$15.82	$11.56	$10.52	$10.94	$9.00	$6.96	$11.48
Number of accumulation units outstanding at end of period	140	141	1,851	1,896	1,603	1,336	1,046	673	337
NEW PERSPECTIVE FUND® (CLASS R-4)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.27	$20.78	$16.52	$13.79	$15.05	$13.46	$9.87	$16.01	$13.74
Value at end of period	$22.22	$21.27	$20.78	$16.52	$13.79	$15.05	$13.46	$9.87	$16.01
Number of accumulation units outstanding at end of period	6,325	4,745	4,207	12,648	13,851	13,334	14,543	10,035	8,117
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$26.77	$28.34	$26.37	$21.99	$27.07	$21.49	$11.92	$23.12	$16.99
Value at end of period	$22.82	$26.77	$28.34	$26.37	$21.99	$27.07	$21.49	$11.92	$23.12
Number of accumulation units outstanding at end of period	24,958	31,696	35,995	70,601	65,629	63,965	56,959	43,297	42,831

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$24.11	$21.71	$15.52	$13.26	$13.67	$11.17	$8.20	$13.30	$13.86
Value at end of period	$22.51	$24.11	$21.71	$15.52	$13.26	$13.67	$11.17	$8.20	$13.30
Number of accumulation units outstanding at end of period	7,971	11,893	13,798	14,942	15,390	15,836	12,236	10,304	11,111
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$15.91	$14.85	$12.87	$11.66	$11.97	$10.78	$8.96	$13.03	$11.97
Value at end of period	$15.70	$15.91	$14.85	$12.87	$11.66	$11.97	$10.78	$8.96	$13.03
Number of accumulation units outstanding at end of period	1,420	1,420	2,054	2,828	4,823	4,595	8,326	7,372	5,636
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$14.25	$13.93	$15.47	$14.34	$12.94	$12.07	$10.28	$11.15	$10.39
Value at end of period	$13.75	$14.25	$13.93	$15.47	$14.34	$12.94	$12.07	$10.28	$11.15
Number of accumulation units outstanding at end of period	3,290	3,468	3,529	40,729	30,421	24,613	15,493	16,658	4,984
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	$10.39
Value at end of period	$6.30	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77
Number of accumulation units outstanding at end of period	5,749	6,108	7,447	10,385	9,388	8,380	17,040	7,573	30,123
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$17.68	$17.80	$16.02	$13.91	$14.26	$12.18	$7.65	$11.94	$11.67
Value at end of period	$16.84	$17.68	$17.80	$16.02	$13.91	$14.26	$12.18	$7.65	$11.94
Number of accumulation units outstanding at end of period	1,936	1,103	1,730	3,319	4,853	4,414	3,880	2,206	4,119
SMALLCAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	$5.46	$9.55	
Value at end of period	$14.02	$13.77	$13.63	$10.62	$8.77	$10.32	$8.33	$5.46	
Number of accumulation units outstanding at end of period	5,008	519	994	3,484	2,676	4,479	2,806	701	
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$19.37	$19.22	$18.95	$16.50	$17.03	$15.24	$12.92	$12.26	$11.15
Value at end of period	$18.40	$19.37	$19.22	$18.95	$16.50	$17.03	$15.24	$12.92	$12.26
Number of accumulation units outstanding at end of period	73,897	79,056	86,769	106,513	91,378	81,641	64,157	56,949	24,740
THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	$9.96	
Value at end of period	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	
Number of accumulation units outstanding at end of period	10,648	8,354	8,671	11,963	9,737	11,281	9,101	5,684	
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.14	$19.50	$14.69	$12.28	$13.02	$11.68	$8.76	$14.48	$13.11
Value at end of period	$22.09	$21.14	$19.50	$14.69	$12.28	$13.02	$11.68	$8.76	$14.48
Number of accumulation units outstanding at end of period	30,956	36,072	40,334	68,037	82,585	120,046	83,435	86,311	62,391
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$3.35	$3.68	$7.64	$8.76	$9.77				
Value at end of period	$2.44	$3.35	$3.68	$7.64	$8.76				
Number of accumulation units outstanding at end of period	4,130	61,668	71,637	49,272	819				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$15.83	$15.03	$12.98	$11.51	$11.76	$10.39	$8.78	$12.31	$11.76
Value at end of period	$15.42	$15.83	$15.03	$12.98	$11.51	$11.76	$10.39	$8.78	$12.31
Number of accumulation units outstanding at end of period	69,467	72,930	83,943	137,873	153,281	190,576	220,709	232,643	262,619
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$14.43	$14.49	$15.21	$14.21	$13.81	$12.02	$9.96	$11.89	$11.17
Value at end of period	$13.70	$14.43	$14.49	$15.21	$14.21	$13.81	$12.02	$9.96	$11.89
Number of accumulation units outstanding at end of period	15,576	17,285	17,361	55,160	67,713	75,128	75,277	73,897	69,804
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$10.02								
Value at end of period	$9.37								
Number of accumulation units outstanding at end of period	5,919								
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$11.30	$10.85	$11.15	$10.92	$10.25	$10.25			
Value at end of period	$11.39	$11.30	$10.85	$11.15	$10.92	$10.25			
Number of accumulation units outstanding at end of period	14,942	20,697	22,359	31,063	7,346	20			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$19.88	$18.10	$13.97	$12.16	$12.29	$10.85	$8.40	$13.58	$12.62
Value at end of period	$19.44	$19.88	$18.10	$13.97	$12.16	$12.29	$10.85	$8.40	$13.58
Number of accumulation units outstanding at end of period	134,709	149,597	159,727	196,029	202,807	215,934	224,808	234,804	259,820
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$18.66	$18.60	$17.75	$15.69	$15.15	$13.36	$9.02	$11.73	$11.69
Value at end of period	$18.14	$18.66	$18.60	$17.75	$15.69	$15.15	$13.36	$9.02	$11.73
Number of accumulation units outstanding at end of period	973	1,100	1,100	8,605	11,599	7,152	8,221	2,165	3,344
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$18.97	$16.80	$12.74	$11.22	$11.32	$10.01	$8.19	$13.15	$12.46
Value at end of period	$18.98	$18.97	$16.80	$12.74	$11.22	$11.32	$10.01	$8.19	$13.15
Number of accumulation units outstanding at end of period	47,562	55,028	66,720	100,895	105,309	114,037	114,603	122,044	142,278
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.61	$19.88	$14.90	$12.76	$13.01	$10.76	$8.23	$13.29	$13.13
Value at end of period	$21.06	$21.61	$19.88	$14.90	$12.76	$13.01	$10.76	$8.23	$13.29
Number of accumulation units outstanding at end of period	56,915	65,101	83,623	109,693	116,037	134,111	141,957	144,516	147,986
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$19.63	$18.77	$13.26	$11.89	$12.07	$9.91	$8.00	$12.14	$13.16
Value at end of period	$18.85	$19.63	$18.77	$13.26	$11.89	$12.07	$9.91	$8.00	$12.14
Number of accumulation units outstanding at end of period	10,797	14,319	21,449	21,416	24,022	26,938	26,217	27,913	33,827
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$16.36	$15.51	$12.59	$10.95	$11.88				
Value at end of period	$15.92	$16.36	$15.51	$12.59	$10.95				
Number of accumulation units outstanding at end of period	0	0	0	36	99				

CFI 386

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$14.87	$14.06	$14.19	$13.07	$12.25	$11.24	$10.16	$11.19	$10.79
Value at end of period	$14.84	$14.87	$14.06	$14.19	$13.07	$12.25	$11.24	$10.16	$11.19
Number of accumulation units outstanding at end of period	127,046	53,793	62,421	132,299	131,940	132,663	136,850	177,823	166,671
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93	$5.05	
Value at end of period	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$5.93	
Number of accumulation units outstanding at end of period	11,794	6,079	5,779	13,897	12,486	11,865	10,539	1	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$17.75	$15.75	$12.12	$10.35	$10.32				
Value at end of period	$18.73	$17.75	$15.75	$12.12	$10.35				
Number of accumulation units outstanding at end of period	57,788	62,987	55,824	110,836	53,568				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2007)									
Value at beginning of period	$14.03	$12.85	$9.89	$8.70	$8.47	$7.15	$6.40	$9.23	$9.44
Value at end of period	$13.30	$14.03	$12.85	$9.89	$8.70	$8.47	$7.15	$6.40	$9.23
Number of accumulation units outstanding at end of period	203,833	229,764	278,804	330,733	334,339	275,985	284,567	264,071	192,970
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$27.82	$25.76	$19.68	$17.37	$17.60	$13.61	$9.70	$15.67	$12.80
Value at end of period	$27.74	$27.82	$25.76	$19.68	$17.37	$17.60	$13.61	$9.70	$15.67
Number of accumulation units outstanding at end of period	9,552	11,484	12,624	17,841	7,756	8,034	126	104	600
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$10.94	$11.03	$11.12	$11.20	$11.29	$11.35	$11.41	$11.20	$10.81
Value at end of period	$10.86	$10.94	$11.03	$11.12	$11.20	$11.29	$11.35	$11.41	$11.20
Number of accumulation units outstanding at end of period	30,365	9,196	8,047	29,163	32,119	29,117	27,390	65,820	55,530
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$16.21	$14.17	$10.94	$9.98	$10.51	$9.12	$7.39	$11.37	$10.91
Value at end of period	$16.03	$16.21	$14.17	$10.94	$9.98	$10.51	$9.12	$7.39	$11.37
Number of accumulation units outstanding at end of period	8,429	8,432	8,433	8,860	8,487	7,757	9,500	8,479	7,920
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$24.27	$21.63	$16.52	$14.54	$14.07	$12.57	$10.71		
Value at end of period	$25.91	$24.27	$21.63	$16.52	$14.54	$14.07	$12.57		
Number of accumulation units outstanding at end of period	3,059	3,016	1,810	2,462	1,437	1,198	1,384		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64	$10.05	
Value at end of period	$15.74	$15.54	$13.87	$10.59	$9.24	$9.08	$8.16	$6.64	
Number of accumulation units outstanding at end of period	7,798	7,052	13,473	11,301	5,412	5,049	3,556	1,013	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$21.79	$19.57	$15.01	$13.05	$13.08	$11.86	$10.06		
Value at end of period	$20.80	$21.79	$19.57	$15.01	$13.05	$13.08	$11.86		
Number of accumulation units outstanding at end of period	1,207	1,207	1,207	1,448	1,143	690	711		

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$26.32	$23.88	$17.84	$15.57	$16.05	$12.86	$11.41		
Value at end of period	$25.90	$26.32	$23.88	$17.84	$15.57	$16.05	$12.86		
Number of accumulation units outstanding at end of period	671	436	637	1,633	1,210	1,177	1,101		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25	$5.57		
Value at end of period	$16.61	$17.23	$15.41	$11.58	$9.97	$10.24	$8.25		
Number of accumulation units outstanding at end of period	2,428	2,629	3,183	3,936	2,157	2,747	1,027		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75	$7.04		
Value at end of period	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$8.75		
Number of accumulation units outstanding at end of period	1,210	1,240	1,217	4,744	6,294	5,379	920		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$26.98	$25.75	$18.66	$16.33	$16.33	$12.44	$9.57	$14.72	$13.79
Value at end of period	$26.52	$26.98	$25.75	$18.66	$16.33	$16.33	$12.44	$9.57	$14.72
Number of accumulation units outstanding at end of period	3,413	5,986	6,825	13,460	10,745	10,430	4,297	3,555	3,287
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96	$14.56	$14.18
Value at end of period	$24.29	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96	$14.56
Number of accumulation units outstanding at end of period	32,930	37,111	42,878	71,566	70,168	66,642	55,858	47,319	45,927
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$15.51	$14.81	$12.83	$11.40	$11.86	$10.51	$8.42	$12.83	$12.54
Value at end of period	$15.37	$15.51	$14.81	$12.83	$11.40	$11.86	$10.51	$8.42	$12.83
Number of accumulation units outstanding at end of period	35,018	44,914	41,919	39,768	38,196	34,102	25,924	26,858	18,618
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96	$14.56	$14.18
Value at end of period	$24.29	$24.68	$23.35	$17.09	$15.04	$15.55	$12.60	$9.96	$14.56
Number of accumulation units outstanding at end of period	32,930	37,111	42,878	71,566	70,168	66,642	55,858	47,319	45,927
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$16.24	$15.49	$12.98	$11.36	$12.01	$10.57	$8.30	$13.28	$12.89
Value at end of period	$16.03	$16.24	$15.49	$12.98	$11.36	$12.01	$10.57	$8.30	$13.28
Number of accumulation units outstanding at end of period	24,990	26,241	32,151	39,411	40,732	35,260	27,640	18,920	8,291
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$16.72	$15.88	$12.97	$11.32	$12.03	$10.53	$8.18	$13.71	$13.25
Value at end of period	$16.42	$16.72	$15.88	$12.97	$11.32	$12.03	$10.53	$8.18	$13.71
Number of accumulation units outstanding at end of period	21,346	21,374	23,074	23,462	21,052	17,920	15,746	12,035	9,149
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$16.10	$15.27	$12.47	$10.88	$10.16				
Value at end of period	$15.83	$16.10	$15.27	$12.47	$10.88				
Number of accumulation units outstanding at end of period	536	536	536	351	43				
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93	$9.03	
Value at end of period	$12.48	$12.63	$11.98	$10.44	$9.25	$9.56	$8.55	$6.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	495	100	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$14.67	$13.98	$13.17	$12.10	$12.15	$11.17	$9.61	$11.63	$11.31
Value at end of period	$14.56	$14.67	$13.98	$13.17	$12.10	$12.15	$11.17	$9.61	$11.63
Number of accumulation units outstanding at end of period	24,821	124	124	1,382	1,079	817	465	123	1,177
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66	$9.26	
Value at end of period	$12.41	$12.56	$11.99	$11.04	$9.93	$10.08	$9.14	$7.66	
Number of accumulation units outstanding at end of period	0	0	0	226	36	0	100	99	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$15.51	$14.66	$13.19	$11.83	$11.72	$10.64	$9.10	$12.00	$11.47
Value at end of period	$15.36	$15.51	$14.66	$13.19	$11.83	$11.72	$10.64	$9.10	$12.00
Number of accumulation units outstanding at end of period	6,483	3,523	3,524	4,649	4,544	6,830	5,637	7,500	6,367
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$16.19	$15.31	$12.61	$11.06	$11.48	$10.24	$8.24	$12.99	$12.42
Value at end of period	$15.87	$16.19	$15.31	$12.61	$11.06	$11.48	$10.24	$8.24	$12.99
Number of accumulation units outstanding at end of period	4,529	3,624	4,409	19,015	17,552	19,980	20,024	19,418	21,424
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$15.78	$14.91	$12.89	$11.44	$11.60	$10.43	$8.63	$12.52	$11.94
Value at end of period	$15.56	$15.78	$14.91	$12.89	$11.44	$11.60	$10.43	$8.63	$12.52
Number of accumulation units outstanding at end of period	1,866	1,866	3,134	8,892	8,463	7,995	7,506	9,833	9,697
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.22	$10.00	
Value at end of period	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	$10.73	$10.22	
Number of accumulation units outstanding at end of period	641	721	816	4,307	3,219	2,834	1,489	20	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$24.12	$21.61	$16.59	$14.37	$14.96	$12.36	$9.18	$12.60	$13.25
Value at end of period	$23.51	$24.12	$21.61	$16.59	$14.37	$14.96	$12.36	$9.18	$12.60
Number of accumulation units outstanding at end of period	7,510	6,817	7,531	13,445	10,530	7,414	4,596	3,772	3,347
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$22.38	$21.62	$15.70	$13.22	$13.04	$10.39	$7.75	$13.29	$12.77
Value at end of period	$21.09	$22.38	$21.62	$15.70	$13.22	$13.04	$10.39	$7.75	$13.29
Number of accumulation units outstanding at end of period	10,202	14,139	14,665	46,456	38,716	36,333	32,265	28,007	15,999
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	$9.74	
Value at end of period	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71	
Number of accumulation units outstanding at end of period	2,026	4,760	4,913	10,857	9,544	9,262	7,535	6,979	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$17.16	$13.32	$13.15	$11.47	$10.56	$8.32	$6.17	$10.12	$13.08
Value at end of period	$17.52	$17.16	$13.32	$13.15	$11.47	$10.56	$8.32	$6.17	$10.12
Number of accumulation units outstanding at end of period	7,359	10,757	9,642	17,845	21,133	21,143	6,588	6,625	3,164

CFI 389

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$12.53	$13.04	$7.86	$10.27	$11.41	$10.79	$12.02	$16.07	$17.98
Value at end of period	$13.04	$7.86	$10.27	$11.41	$10.79	$12.02	$16.07	$17.98	$18.37
Number of accumulation units outstanding at end of period	991	675	2,627	2,132	2,459	2,371	2,351	2,352	2,752
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$10.34	$10.37	$6.78	$8.39	$10.42	$10.06	$11.40	$15.83	$16.38
Value at end of period	$10.37	$6.78	$8.39	$10.42	$10.06	$11.40	$15.83	$16.38	$15.77
Number of accumulation units outstanding at end of period	85	94	1,731	2,182	2,332	3,632	1,404	850	850
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$13.43	$15.13	$9.13	$12.61	$16.06	$14.19	$16.13	$21.77	$22.90
Value at end of period	$15.13	$9.13	$12.61	$16.06	$14.19	$16.13	$21.77	$22.90	$22.34
Number of accumulation units outstanding at end of period	17,177	33,278	49,152	59,469	62,674	61,683	34,907	31,546	25,017
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$12.30	$12.01	$7.57	$9.65	$11.02	$10.71	$12.60	$16.88	$18.27
Value at end of period	$12.01	$7.57	$9.65	$11.02	$10.71	$12.60	$16.88	$18.27	$17.05
Number of accumulation units outstanding at end of period	66,090	46,204	50,823	44,284	36,474	35,218	28,481	23,845	23,483
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$12.21	$12.64	$9.61	$11.70	$13.03	$12.79	$14.31	$17.74	$19.17
Value at end of period	$12.64	$9.61	$11.70	$13.03	$12.79	$14.31	$17.74	$19.17	$18.63
Number of accumulation units outstanding at end of period	82,177	70,262	70,595	68,422	56,500	40,133	31,036	34,244	31,296
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$12.64	$13.12	$8.82	$10.85	$12.11	$11.75	$13.36	$17.74	$19.38
Value at end of period	$13.12	$8.82	$10.85	$12.11	$11.75	$13.36	$17.74	$19.38	$18.66
Number of accumulation units outstanding at end of period	15,928	20,663	21,499	21,188	18,462	21,683	4,528	3,505	3,505
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$17.89	$25.18	$12.17	$20.71	$24.72	$20.04	$23.68	$22.14	$22.17
Value at end of period	$25.18	$12.17	$20.71	$24.72	$20.04	$23.68	$22.14	$22.17	$18.52
Number of accumulation units outstanding at end of period	14,909	7,416	13,331	5,264	4,237	4,770	3,732	3,737	1,349
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$13.01	$12.93	$8.59	$10.71	$13.06	$13.19	$15.71	$20.50	$23.38
Value at end of period	$12.93	$8.59	$10.71	$13.06	$13.19	$15.71	$20.50	$23.38	$22.49
Number of accumulation units outstanding at end of period	35,979	44,280	52,840	66,324	72,069	84,847	78,732	71,699	65,859
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$13.58	$12.93	$8.99	$11.35	$14.27	$13.97	$16.45	$22.68	$24.37
Value at end of period	$12.93	$8.99	$11.35	$14.27	$13.97	$16.45	$22.68	$24.37	$23.29
Number of accumulation units outstanding at end of period	1,284	1,384	2,626	4,691	5,198	4,709	8,251	6,989	4,180
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$14.00	$14.97	$8.87	$12.27	$14.13	$12.88	$15.55	$19.61	$19.91
Value at end of period	$14.97	$8.87	$12.27	$14.13	$12.88	$15.55	$19.61	$19.91	$20.56
Number of accumulation units outstanding at end of period	172,507	143,517	139,273	135,872	126,644	121,463	71,938	51,103	48,373

CFI 390

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$19.39	$19.47	$17.47	$15.16	$15.39	$13.03	$7.86	$11.23	$11.29
Value at end of period	$18.34	$19.39	$19.47	$17.47	$15.16	$15.39	$13.03	$7.86	$11.23
Number of accumulation units outstanding at end of period	4,954	5,953	6,093	12,024	7,985	10,641	8,559	1,198	1,055
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.97	$19.75	$16.29	$14.34	$14.05	$12.42	$9.40	$13.07	$12.68
Value at end of period	$22.93	$21.97	$19.75	$16.29	$14.34	$14.05	$12.42	$9.40	$13.07
Number of accumulation units outstanding at end of period	135,092	149,345	193,033	291,027	257,806	218,284	184,173	158,864	107,270
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$24.50	$22.08	$16.47	$14.29	$14.96	$11.74	$8.08	$14.33	$13.08
Value at end of period	$24.79	$24.50	$22.08	$16.47	$14.29	$14.96	$11.74	$8.08	$14.33
Number of accumulation units outstanding at end of period	26,016	30,031	39,463	65,087	68,263	71,330	76,390	76,134	83,507
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$18.42	$17.28	$13.43	$11.55	$11.74	$10.30	$8.31	$13.02	$12.73
Value at end of period	$17.01	$18.42	$17.28	$13.43	$11.55	$11.74	$10.30	$8.31	$13.02
Number of accumulation units outstanding at end of period	3,872	7,502	7,181	36,302	29,804	29,341	24,705	11,927	10,953
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$22.88	$21.22	$15.36	$13.02	$13.27	$11.45	$8.07	$14.08	$12.83
Value at end of period	$25.15	$22.88	$21.22	$15.36	$13.02	$13.27	$11.45	$8.07	$14.08
Number of accumulation units outstanding at end of period	29,791	32,196	35,852	50,728	55,306	54,179	55,952	54,369	56,241
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30	$18.56	$15.15
Value at end of period	$16.05	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30	$18.56
Number of accumulation units outstanding at end of period	7,960	5,310	6,971	10,917	9,903	6,983	5,935	4,904	4,867
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20	
Value at end of period	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	
Number of accumulation units outstanding at end of period	10,410	7,052	8,817	43,155	18,827	17,514	20,206	25,435	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78	$11.33	$11.32
Value at end of period	$12.32	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78	$11.33
Number of accumulation units outstanding at end of period	471	471	471	2,781	1,651	1,878	1,786	1,760	1,845
WANGER INTERNATIONAL									
(Funds were first received in this option during July 2007)									
Value at beginning of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.58
Value at end of period	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51
Number of accumulation units outstanding at end of period	2,323	2,844	3,173	45,717	35,324	25,065	15,734	10,463	3,405
WANGER SELECT									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93	$15.70	$15.20
Value at end of period	$21.41	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93	$15.70
Number of accumulation units outstanding at end of period	15,518	18,541	21,265	51,052	50,053	49,239	42,810	33,603	21,195

Condensed Financial Information (continued)

WANGER USA	2015	2014	2013	2012	2011	2010	2009	2008	2007
(Funds were first received in this option during March 2007)									
Value at beginning of period	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84	$13.11	$12.75
Value at end of period	$20.99	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84	$13.11
Number of accumulation units outstanding at end of period	1,342	4,598	5,821	20,468	21,826	24,184	20,959	16,919	14,524
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62	$13.01	$12.55
Value at end of period	$19.35	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62	$13.01
Number of accumulation units outstanding at end of period	22,599	22,367	31,074	36,720	37,436	45,491	49,353	48,155	50,899
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61	$12.72	$14.20
Value at end of period	$20.36	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61	$12.72
Number of accumulation units outstanding at end of period	18,573	20,816	25,521	27,253	31,713	40,889	39,529	40,774	38,606

TABLE 49
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE DECEMBER 16, 1996
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$20.37	$18.85	$16.04							
Value at end of period	$19.60	$20.37	$18.85							
Number of accumulation units outstanding at end of period	1,870	1,870	1,869							
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57	$10.25		
Value at end of period	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57		
Number of accumulation units outstanding at end of period	13	0	0	0	0	0	0	128		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45	$25.65	$25.20	$23.39
Value at end of period	$33.52	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45	$25.65	$25.20
Number of accumulation units outstanding at end of period	3,326	3,490	3,963	3,782	3,677	3,675	3,604	3,789	3,454	3,043
COLUMBIA[SM] ACORN® FUND (CLASS Z)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35	$9.31		
Value at end of period	$15.27	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35		
Number of accumulation units outstanding at end of period	0	0	0	0	0	711	655	580		
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.80	$12.30								
Value at end of period	$13.36	$13.80								
Number of accumulation units outstanding at end of period	25	9								
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.79	$14.23	$10.63	$9.21	$10.23					
Value at end of period	$14.83	$15.79	$14.23	$10.63	$9.21					
Number of accumulation units outstanding at end of period	237	1,323	311	357	1,586					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.94	$20.68	$17.37	$14.71	$17.19	$15.86	$11.51	$19.55	$16.60	$13.76
Value at end of period	$19.59	$19.94	$20.68	$17.37	$14.71	$17.19	$15.86	$11.51	$19.55	$16.60
Number of accumulation units outstanding at end of period	13,498	12,088	12,020	13,852	12,221	11,422	11,782	8,651	7,656	2,317
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69	$38.08	$32.70	$29.55
Value at end of period	$54.19	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69	$38.08	$32.70
Number of accumulation units outstanding at end of period	41,410	45,607	43,941	42,567	39,713	37,470	36,581	37,172	53,961	48,810
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65	$27.56	$27.40	$23.02
Value at end of period	$34.80	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65	$27.56	$27.40
Number of accumulation units outstanding at end of period	18,761	20,119	20,418	22,158	24,022	29,174	28,646	28,604	34,217	32,940
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85	$24.56	$19.53	$18.45
Value at end of period	$35.80	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85	$24.56	$19.53
Number of accumulation units outstanding at end of period	33,362	34,929	34,128	32,051	31,953	29,304	29,824	33,604	37,992	35,402
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.18	$24.36	$18.86	$15.77	$19.22	$17.15	$13.68	$24.58	$21.16	$18.09
Value at end of period	$22.77	$22.18	$24.36	$18.86	$15.77	$19.22	$17.15	$13.68	$24.58	$21.16
Number of accumulation units outstanding at end of period	5,909	5,779	4,834	8,319	8,066	7,758	8,409	8,730	9,281	8,159
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.94	$18.55	$16.01
Value at end of period	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.94	$18.55
Number of accumulation units outstanding at end of period	5,277	6,123	5,558	5,149	5,193	7,106	5,398	4,629	4,722	4,327
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$14.43	$13.38	$11.68							
Value at end of period	$14.77	$14.43	$13.38							
Number of accumulation units outstanding at end of period	3,324	4,025	2,134							
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$53.69	$49.98	$36.01	$37.17						
Value at end of period	$55.84	$53.69	$49.98	$36.01						
Number of accumulation units outstanding at end of period	3,680	3,009	2,961	2,723						
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.90	$14.85	$11.60	$10.28	$10.39	$9.57	$7.53	$10.88	$10.16	$8.79
Value at end of period	$14.85	$15.90	$14.85	$11.60	$10.28	$10.39	$9.57	$7.53	$10.88	$10.16
Number of accumulation units outstanding at end of period	3,775	4,218	4,145	3,600	3,311	6,994	6,434	6,036	7,190	6,774
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.85	$11.39	$8.67	$8.30	$8.90	$7.30	$5.33	$8.75	$10.30	
Value at end of period	$12.32	$12.85	$11.39	$8.67	$8.30	$8.90	$7.30	$5.33	$8.75	
Number of accumulation units outstanding at end of period	2,268	57	46	33	18	6	0	10	10	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.61	$16.92	$12.60	$11.90						
Value at end of period	$16.82	$17.61	$16.92	$12.60						
Number of accumulation units outstanding at end of period	45	76	46	19						
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$15.07	$15.13	$13.61
Value at end of period	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$15.07	$15.13
Number of accumulation units outstanding at end of period	3,598	3,596	4,148	5,387	6,744	6,669	6,355	5,576	12,129	10,843

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89	$10.51		
Value at end of period	$16.74	$17.00	$15.56	$11.39	$10.38	$10.80	$8.90	$6.89		
Number of accumulation units outstanding at end of period	458	450	442	423	376	332	277	208		
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.40	$21.92	$17.45	$14.59	$15.95	$14.28	$10.49	$17.04	$14.84	$13.00
Value at end of period	$23.37	$22.40	$21.92	$17.45	$14.59	$15.95	$14.28	$10.49	$17.04	$14.84
Number of accumulation units outstanding at end of period	3,444	3,599	2,906	1,871	1,163	1,031	1,764	1,005	1,043	947
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$67.10	$50.61	$40.81
Value at end of period	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$67.10	$50.61
Number of accumulation units outstanding at end of period	3,449	3,468	4,719	5,252	4,579	4,767	4,808	3,810	4,405	2,848
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	$12.29
Value at end of period	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38
Number of accumulation units outstanding at end of period	7,720	7,155	6,580	5,746	5,394	5,107	4,937	4,415	3,942	2,872
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$16.05	$15.00	$13.02	$12.86						
Value at end of period	$15.81	$16.05	$15.00	$13.02						
Number of accumulation units outstanding at end of period	324	323	329	329						
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00	$11.95	$11.82	
Value at end of period	$14.56	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00	$11.95	
Number of accumulation units outstanding at end of period	1,711	1,605	2,494	6,543	5,794	2,928	9,721	6,776	1,692	
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.42	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	$10.60	
Value at end of period	$6.22	$7.42	$8.57	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76	
Number of accumulation units outstanding at end of period	4,166	1,837	1,756	1,754	1,556	2,223	2,317	1,767	5,062	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.78	$17.93	$16.16	$14.06	$14.43	$12.34	$7.76	$12.14	$11.58	$10.97
Value at end of period	$16.92	$17.78	$17.93	$16.16	$14.06	$14.43	$12.34	$7.76	$12.14	$11.58
Number of accumulation units outstanding at end of period	2,472	1,998	1,878	1,309	1,195	1,556	1,387	1,157	6,037	116
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46	$8.91		
Value at end of period	$13.86	$13.63	$13.51	$10.55	$8.73	$10.28	$8.31	$5.46		
Number of accumulation units outstanding at end of period	953	2,156	1,118	400	958	893	151	49		
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$13.78	$12.55	$11.69
Value at end of period	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$13.78	$12.55
Number of accumulation units outstanding at end of period	5,465	6,370	6,960	8,501	7,586	5,186	6,107	5,262	4,803	13
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	$9.87		
Value at end of period	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71		
Number of accumulation units outstanding at end of period	1,142	2,371	1,362	3,767	3,226	3,319	3,313	668		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80	$13.47	$12.73
Value at end of period	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80	$13.47
Number of accumulation units outstanding at end of period	33,221	37,028	35,576	32,612	30,541	31,230	29,892	23,952	21,399	10,085

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$39.02	$37.08	$32.08	$28.50	$29.15	$25.79	$21.84	$30.66	$29.32	$26.91
Value at end of period	$37.93	$39.02	$37.08	$32.08	$28.50	$29.15	$25.79	$21.84	$30.66	$29.32
Number of accumulation units outstanding at end of period	5,590	5,550	7,460	7,752	7,902	10,241	10,886	11,756	43,686	46,227
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03
Value at end of period	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78
Number of accumulation units outstanding at end of period	7,939	7,557	7,976	11,877	14,824	14,455	14,260	15,739	16,158	18,643
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	36,619									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$38.95	$35.52	$27.44	$23.93	$24.22	$21.42	$16.61	$26.88	$25.27	$22.34
Value at end of period	$38.03	$38.95	$35.52	$27.44	$23.93	$24.22	$21.42	$16.61	$26.88	$25.27
Number of accumulation units outstanding at end of period	59,571	65,539	68,058	57,768	55,857	51,247	50,761	58,482	258,548	282,823
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33	$10.50
Value at end of period	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33
Number of accumulation units outstanding at end of period	7,500	8,803	8,303	8,044	3,214	3,621	3,786	1,485	1,764	1,626
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.42	$29.63	$22.51	$19.85	$20.06	$17.77	$14.56	$23.41	$22.50	$19.83
Value at end of period	$33.38	$33.42	$29.63	$22.51	$19.85	$20.06	$17.77	$14.56	$23.41	$22.50
Number of accumulation units outstanding at end of period	13,925	16,413	17,215	21,911	21,794	23,091	27,298	30,020	37,244	40,435
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$23.91	$22.88	$21.11
Value at end of period	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$23.91	$22.88
Number of accumulation units outstanding at end of period	13,529	13,060	12,461	13,414	11,765	14,614	16,127	14,947	17,456	18,171
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02	$16.74	$18.02	$15.99
Value at end of period	$25.68	$26.79	$25.65	$18.14	$16.30	$16.58	$13.62	$11.02	$16.74	$18.02
Number of accumulation units outstanding at end of period	7,956	8,789	7,998	12,142	12,384	12,558	14,716	14,752	19,654	21,117
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$27.94	$26.44	$26.73	$24.67	$23.15	$21.28	$19.26	$21.24	$20.23	$19.62
Value at end of period	$27.84	$27.94	$26.44	$26.73	$24.67	$23.15	$21.28	$19.26	$21.24	$20.23
Number of accumulation units outstanding at end of period	10,349	6,865	7,703	13,669	11,791	11,704	10,242	7,843	10,247	11,894
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	$6.90			
Value at end of period	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51			
Number of accumulation units outstanding at end of period	13,219	9,812	9,053	8,001	7,748	7,745	7,440			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.64	$15.68	$12.08	$10.33	$10.32					
Value at end of period	$18.59	$17.64	$15.68	$12.08	$10.33					
Number of accumulation units outstanding at end of period	34,740	35,133	11,463	12,730	12,766					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16	$9.38	
Value at end of period	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16	
Number of accumulation units outstanding at end of period	34,165	48,754	37,895	36,443	39,636	2,466	1,774	1,385	1,753	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.52	$24.60	$18.82	$16.64	$16.88	$13.07	$9.33	$15.10	$12.13	$11.36
Value at end of period	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88	$13.07	$9.33	$15.10	$12.13
Number of accumulation units outstanding at end of period	6,540	6,564	5,978	447	302	270	1,055	1,037	403	163
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.20	$15.35	$15.49	$15.63	$15.78	$15.89	$15.99	$15.72	$15.10	$14.53
Value at end of period	$15.06	$15.20	$15.35	$15.49	$15.63	$15.78	$15.89	$15.99	$15.72	$15.10
Number of accumulation units outstanding at end of period	9,694	7,040	5,001	7,320	8,054	9,541	16,735	27,162	19,425	10,286
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.92	$13.94	$10.77	$9.84	$10.38	$9.02	$7.32	$11.29	$10.82	$10.66
Value at end of period	$15.72	$15.92	$13.94	$10.77	$9.84	$10.38	$9.02	$7.32	$11.29	$10.82
Number of accumulation units outstanding at end of period	224	224	203	179	154	129	968	872	404	2,131
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56	$10.70			
Value at end of period	$25.65	$24.07	$21.48	$16.43	$14.49	$14.03	$12.56			
Number of accumulation units outstanding at end of period	127	83	441	398	398	398	480			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14	$6.91			
Value at end of period	$15.56	$15.38	$13.75	$10.52	$9.19	$9.04	$8.14			
Number of accumulation units outstanding at end of period	15,502	15,026	13,384	4,913	3,694	6,389	7,033			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85	$10.06			
Value at end of period	$20.59	$21.60	$19.43	$14.92	$13.00	$13.05	$11.85			
Number of accumulation units outstanding at end of period	63	447	328	328	735	706	403			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$26.09	$23.71	$17.75	$15.51	$16.01	$14.47				
Value at end of period	$25.64	$26.09	$23.71	$17.75	$15.51	$16.01				
Number of accumulation units outstanding at end of period	3,587	3,503	3,888	1,601	580	482				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23	$4.94			
Value at end of period	$16.42	$17.06	$15.28	$11.50	$9.92	$10.20	$8.23			
Number of accumulation units outstanding at end of period	6,232	5,856	5,723	1,464	584	491	483			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.08	$16.44	$11.96	$11.85						
Value at end of period	$16.15	$17.08	$16.44	$11.96						
Number of accumulation units outstanding at end of period	4,900	4,805	4,220	2,786						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39	$9.85	$9.04	$8.10
Value at end of period	$17.54	$17.87	$17.08	$12.40	$10.87	$10.88	$8.30	$6.39	$9.85	$9.04
Number of accumulation units outstanding at end of period	12,978	5,246	5,239	98	323	403	354	327	601	753
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54	$30.08	$28.68	$24.79
Value at end of period	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$25.96	$20.54	$30.08	$28.68
Number of accumulation units outstanding at end of period	7,065	6,568	6,843	6,650	6,858	8,936	9,470	9,075	11,360	10,563
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$12.63	$12.19	$10.93
Value at end of period	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28	$12.63	$12.19
Number of accumulation units outstanding at end of period	9,410	15,169	6,000	4,576	4,059	5,650	2,691	1,813	844	216

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$13.08	$13.38	
Value at end of period	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$13.08	
Number of accumulation units outstanding at end of period	10,241	7,421	6,309	4,028	2,655	5,495	2,952	24	259	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$13.86	
Value at end of period	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	
Number of accumulation units outstanding at end of period	6,954	7,370	5,432	6,011	5,128	4,019	2,577	2,225	932	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$15.99	$15.19	$14.26							
Value at end of period	$15.70	$15.99	$15.19							
Number of accumulation units outstanding at end of period	1,303	610	424							
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.51	$11.88	$10.37	$9.20	$9.53	$8.53	$6.93	$6.68		
Value at end of period	$12.33	$12.51	$11.88	$10.37	$9.20	$9.53	$8.53	$6.93		
Number of accumulation units outstanding at end of period	84	46	46	480	481	480	481	46		
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.44	$11.89	$10.96	$9.88	$10.04	$9.12	$7.70			
Value at end of period	$12.27	$12.44	$11.89	$10.96	$9.88	$10.04	$9.12			
Number of accumulation units outstanding at end of period	0	0	0	385	385	385	384			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.79	$24.42	$21.99	$19.76	$19.60	$17.82	$15.26	$20.16	$19.23	$17.92
Value at end of period	$25.49	$25.79	$24.42	$21.99	$19.76	$19.60	$17.82	$15.26	$20.16	$19.23
Number of accumulation units outstanding at end of period	1,773	2,103	11,199	10,219	8,986	1,460	1,403	1,239	919	787
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.59	$26.13	$21.55	$18.92	$19.68	$17.57	$14.16	$22.36	$21.49	$19.17
Value at end of period	$27.00	$27.59	$26.13	$21.55	$18.92	$19.68	$17.57	$14.16	$22.36	$21.49
Number of accumulation units outstanding at end of period	3,901	3,694	4,769	4,436	4,417	4,566	4,822	4,895	5,219	4,908
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$26.23	$24.82	$21.49	$19.10	$19.39	$17.48	$14.48	$21.03	$20.13	$18.28
Value at end of period	$25.84	$26.23	$24.82	$21.49	$19.10	$19.39	$17.48	$14.48	$21.03	$20.13
Number of accumulation units outstanding at end of period	2,103	4,063	4,363	3,865	3,913	3,769	3,615	3,451	3,098	3,356
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$12.43	$11.87	$12.29	$11.95	$11.70					
Value at end of period	$12.34	$12.43	$11.87	$12.29	$11.95					
Number of accumulation units outstanding at end of period	904	904	904	1,739	3,972					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17	$15.35	$15.96	$13.96
Value at end of period	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17	$15.35	$15.96
Number of accumulation units outstanding at end of period	1,240	1,651	1,588	1,518	1,445	914	914	914	914	708
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83	$18.61	$17.70	$15.51
Value at end of period	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83	$18.61	$17.70
Number of accumulation units outstanding at end of period	2,942	7,176	5,753	706	589	707	608	484	3,015	2,797

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.98	$12.37	$12.01	$9.62	$10.24	$8.89	$6.71	$9.74		
Value at end of period	$13.65	$13.98	$12.37	$12.01	$9.62	$10.24	$8.89	$6.71		
Number of accumulation units outstanding at end of period	2,114	2,521	2,223	1,776	2,579	2,248	1,413	2,071		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.85	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32	$10.94
Value at end of period	$17.18	$16.85	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32
Number of accumulation units outstanding at end of period	5,700	4,650	4,432	4,101	3,597	5,332	4,787	3,811	4,573	4,104
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88	$21.40	$20.74	$18.39
Value at end of period	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88	$21.40	$20.74
Number of accumulation units outstanding at end of period	2,716	4,368	3,302	2,724	2,525	2,682	4,136	2,675	1,384	1,233
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$16.09	$15.57	$11.23	$11.17						
Value at end of period	$15.47	$16.09	$15.57	$11.23						
Number of accumulation units outstanding at end of period	311	521	157	82						
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.30	$21.24	$15.76	$13.88	$15.74	$12.38	$8.98	$14.89	$13.13	$11.85
Value at end of period	$21.73	$22.30	$21.24	$15.76	$13.88	$15.74	$12.38	$8.98	$14.89	$13.13
Number of accumulation units outstanding at end of period	957	921	886	863	833	157	758	672	454	350
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.19	$19.60	$14.66	$12.47	$12.86	$11.28	$8.86	$14.08	$14.54	$12.67
Value at end of period	$19.74	$21.19	$19.60	$14.66	$12.47	$12.86	$11.28	$8.86	$14.08	$14.54
Number of accumulation units outstanding at end of period	55	50	763	758	841	1,502	1,967	2,347	5,389	5,138
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71
Value at end of period	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96
Number of accumulation units outstanding at end of period	22,856	22,539	19,629	17,960	17,498	17,903	19,506	22,736	44,927	43,020
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71	$11.07
Value at end of period	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67	$12.92	$12.71
Number of accumulation units outstanding at end of period	579	579	579	579	579	579	1,162	579	1,362	47
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43
Value at end of period	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07
Number of accumulation units outstanding at end of period	2,754	2,585	2,300	2,670	2,831	2,730	4,353	4,535	4,536	3,528
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79	$17.77	$17.53	$15.19
Value at end of period	$30.55	$31.80	$27.92	$21.43	$18.03	$17.87	$14.67	$11.79	$17.77	$17.53
Number of accumulation units outstanding at end of period	3,379	3,403	3,266	2,200	1,899	2,110	2,035	1,819	2,216	1,455
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$23.74	$22.12	$16.07	$13.67	$13.99	$13.84				
Value at end of period	$22.65	$23.74	$22.12	$16.07	$13.67	$13.99				
Number of accumulation units outstanding at end of period	474	354	712	689	376	304				
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68
Value at end of period	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65
Number of accumulation units outstanding at end of period	66,614	78,055	78,801	83,997	80,988	83,348	87,308	90,310	141,954	137,982

Condensed Financial Information (continued)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period		$11.21	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03
Value at end of period		$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98
Number of accumulation units outstanding at end of period		280	402	1,846	1,786	279	2,536	3,645	4,199	1,566
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$10.95	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40
Value at end of period	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Number of accumulation units outstanding at end of period	5,450	6,015	10,316	13,609	19,646	21,765	17,346	12,906	15,070	17,409
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.12	$12.02	$13.50	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85
Value at end of period	$12.02	$13.50	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09
Number of accumulation units outstanding at end of period	130,682	134,089	94,485	83,457	86,676	67,780	69,431	64,957	66,159	60,430
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.29	$16.86	$17.21	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09
Value at end of period	$16.86	$17.21	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22
Number of accumulation units outstanding at end of period	3,620	7,533	4,538	6,014	6,158	6,825	7,161	7,565	8,434	7,993
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.00	$24.69	$26.88	$15.39	$21.79	$25.22	$24.72	$29.11	$40.16	$43.24
Value at end of period	$24.69	$26.88	$15.39	$21.79	$25.22	$24.72	$29.11	$40.16	$43.24	$47.46
Number of accumulation units outstanding at end of period	12,348	12,333	5,829	6,143	5,065	5,066	5,685	8,475	9,926	11,642
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$12.46	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91
Value at end of period	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61
Number of accumulation units outstanding at end of period	447	497	1,160	1,380	1,240	999	1,115	1,219	2,062	445
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period			$10.20	$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06
Value at end of period			$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63
Number of accumulation units outstanding at end of period			55,721	39,891	33,040	30,678	29,771	25,317	23,873	20,212
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.56	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19
Value at end of period	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07
Number of accumulation units outstanding at end of period	7	13	13	38	13	78	13	13	13	810
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period		$10.70	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14
Value at end of period		$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04
Number of accumulation units outstanding at end of period		322	772	2,218	2,647	2,283	865	1,686	863	2,313
WANGER SELECT										
Value at beginning of period	$12.96	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81
Value at end of period	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66
Number of accumulation units outstanding at end of period	1,766	2,307	2,711	2,127	2,766	1,094	1,444	1,889	703	741
WANGER USA										
Value at beginning of period	$13.04	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91
Value at end of period	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55
Number of accumulation units outstanding at end of period	1,396	1,584	387	434	496	540	549	574	597	568
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$11.39	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87
Value at end of period	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64
Number of accumulation units outstanding at end of period	926	3,766	4,706	7,229	5,019	6,138	9,785	8,011	9,279	8,602

Condensed Financial Information (continued)

TABLE 50
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE MARCH 20, 2008
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$12.12	$11.92	$12.66					
Value at end of period	$11.75	$12.12	$11.92					
Number of accumulation units outstanding at end of period	0	16	11					
ARIEL FUND (INVESTOR CLASS)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$19.06	$17.34	$13.50					
Value at end of period	$18.11	$19.06	$17.34					
Number of accumulation units outstanding at end of period	114	28	4					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$7.56	
Value at end of period	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	
Number of accumulation units outstanding at end of period	1,189	1,167	1,136	1,107	1,072	1,035	718	
COHEN & STEERS REALTY SHARES, INC.								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$14.30	$11.09	$11.67					
Value at end of period	$14.87	$14.30	$11.09					
Number of accumulation units outstanding at end of period	151	46	11					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$13.80	$12.47	$9.62	$8.45	$8.98	$7.80	$7.49	
Value at end of period	$13.36	$13.80	$12.47	$9.62	$8.45	$8.98	$7.80	
Number of accumulation units outstanding at end of period	832	819	801	754	730	707	965	
COLUMBIA MID CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.79	$14.23	$10.63	$9.21	$9.72	$9.27		
Value at end of period	$14.83	$15.79	$14.23	$10.63	$9.21	$9.72		
Number of accumulation units outstanding at end of period	0	0	5,044	5,043	5,584	5,581		
EUROPACIFIC GROWTH FUND® (CLASS R-4)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$19.94	$20.68	$17.37	$16.38				
Value at end of period	$19.59	$19.94	$20.68	$17.37				
Number of accumulation units outstanding at end of period	313	243	289	95				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$54.43	$49.09	$37.75	$32.73	$33.90	$29.20	$21.72	$33.46
Value at end of period	$54.28	$54.43	$49.09	$37.75	$32.73	$33.90	$29.20	$21.72
Number of accumulation units outstanding at end of period	5,881	5,688	5,900	5,905	5,440	5,093	7,293	1,958
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$36.65	$34.03	$26.81	$23.07	$23.07	$20.22	$19.61	
Value at end of period	$34.86	$36.65	$34.03	$26.81	$23.07	$23.07	$20.22	
Number of accumulation units outstanding at end of period	0	0	2,073	2,073	2,295	2,294	2,249	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$33.78	$30.64	$22.69	$19.97	$20.12	$18.23		
Value at end of period	$35.86	$33.78	$30.64	$22.69	$19.97	$20.12		
Number of accumulation units outstanding at end of period	267	172	3,323	3,283	3,579	3,550		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.00
Value at end of period	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90
Number of accumulation units outstanding at end of period	76	14	0	0	0	0	0	17
FUNDAMENTAL INVESTORS℠ (CLASS R-4)								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.10	
Value at end of period	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	
Number of accumulation units outstanding at end of period	1,139	734	714	330	320	309	466	
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$12.85	$11.39	$9.99					
Value at end of period	$12.32	$12.85	$11.39					
Number of accumulation units outstanding at end of period	0	18	12					
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$17.61	$16.92	$14.45					
Value at end of period	$16.82	$17.61	$16.92					
Number of accumulation units outstanding at end of period	0	12	8					
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$12.96
Value at end of period	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05
Number of accumulation units outstanding at end of period	360	360	360	360	360	360	1,031	1,147
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$58.33
Value at end of period	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54
Number of accumulation units outstanding at end of period	75	608	1,263	1,272	1,344	1,343	1,292	40
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$11.80
Value at end of period	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06
Number of accumulation units outstanding at end of period	117	41	23	23	23	23	23	23
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during November 2012)								
Value at beginning of period	$15.11	$14.80	$16.46	$16.43				
Value at end of period	$14.56	$15.11	$14.80	$16.46				
Number of accumulation units outstanding at end of period	121	82	44	7				
SMALLCAP WORLD FUND® (CLASS R-4)								
(Funds were first received in this option during October 2014)								
Value at beginning of period	$13.63	$12.77						
Value at end of period	$13.86	$13.63						
Number of accumulation units outstanding at end of period	153	30						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
TEMPLETON GLOBAL BOND FUND (CLASS A)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$14.68
Value at end of period	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51
Number of accumulation units outstanding at end of period	2,461	2,416	2,411	2,705	2,831	2,827	2,399	828
THE BOND FUND OF AMERICA℠ (CLASS R-4)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$11.83	$11.31	$11.65	$11.11	$10.53	$10.22		
Value at end of period	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53		
Number of accumulation units outstanding at end of period	182	159	159	157	41	17		
THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$13.48
Value at end of period	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93
Number of accumulation units outstanding at end of period	1,418	1,399	1,392	1,286	1,286	1,219	1,140	1,049
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87	$28.70
Value at end of period	$37.99	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87
Number of accumulation units outstanding at end of period	314	130	97	66	33	12	9	9
VOYA CORPORATE LEADERS 100 FUND (CLASS I)								
(Funds were first received in this option during August 2015)								
Value at beginning of period	$9.87							
Value at end of period	$9.63							
Number of accumulation units outstanding at end of period	81							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.75
Value at end of period	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72
Number of accumulation units outstanding at end of period	3,244	3,218	2,909	3,144	3,410	4,288	4,121	3,332
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$10.02							
Value at end of period	$9.36							
Number of accumulation units outstanding at end of period	4,527							
VOYA GNMA INCOME FUND (CLASS A)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$11.22	$10.79	$11.10	$10.92				
Value at end of period	$11.29	$11.22	$10.79	$11.10				
Number of accumulation units outstanding at end of period	139	85	166	139				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63	$23.95
Value at end of period	$38.09	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63
Number of accumulation units outstanding at end of period	529	509	487	1,670	1,650	1,456	1,456	1,456
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.18
Value at end of period	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Number of accumulation units outstanding at end of period	1,664	1,579	1,509	1,450	1,513	1,474	1,043	102

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$21.22
Value at end of period	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,230	590	425
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2015)								
Value at beginning of period	$27.07							
Value at end of period	$25.68							
Number of accumulation units outstanding at end of period	23							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2012)								
Value at beginning of period	$27.99	$26.49	$26.77	$26.80				
Value at end of period	$27.89	$27.99	$26.49	$26.77				
Number of accumulation units outstanding at end of period	1,313	105	100	6				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$17.64	$15.68	$12.08	$11.63				
Value at end of period	$18.59	$17.64	$15.68	$12.08				
Number of accumulation units outstanding at end of period	842	655	686	281				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$8.63
Value at end of period	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34
Number of accumulation units outstanding at end of period	2,762	2,764	871	713	713	0	187	187
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$26.52	$24.60	$18.82	$16.64	$16.88	$13.60		
Value at end of period	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88		
Number of accumulation units outstanding at end of period	817	720	732	509	365	354		
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02	$15.86
Value at end of period	$15.09	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02
Number of accumulation units outstanding at end of period	443	351	281	211	129	713	2,323	20,037
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during April 2013)								
Value at beginning of period	$17.87	$17.08	$13.48					
Value at end of period	$17.54	$17.87	$17.08					
Number of accumulation units outstanding at end of period	2,255	91	87					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$50.46	$47.82	$35.04	$30.89	$31.98	$27.09		
Value at end of period	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98		
Number of accumulation units outstanding at end of period	14	14	14	13	4	2		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$11.85
Value at end of period	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16
Number of accumulation units outstanding at end of period	3,984	3,823	3,656	3,369	3,155	2,535	1,788	1,187

CFI 403

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$12.04
Value at end of period	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04
Number of accumulation units outstanding at end of period	368	368	368	348	294	238	174	98
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2013)								
Value at beginning of period	$15.99	$15.19	$14.67					
Value at end of period	$15.70	$15.99	$15.19					
Number of accumulation units outstanding at end of period	1,025	902	857					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2014)								
Value at beginning of period	$14.29	$13.60						
Value at end of period	$14.16	$14.29						
Number of accumulation units outstanding at end of period	26,692	26,067						
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19	$20.34
Value at end of period	$27.05	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19
Number of accumulation units outstanding at end of period	331	331	331	331	331	331	619	619
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50	$19.49
Value at end of period	$25.88	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50
Number of accumulation units outstanding at end of period	289	289	289	289	289	289	631	631
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17	$10.65
Value at end of period	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17
Number of accumulation units outstanding at end of period	469	465	460	717	710	702	473	330
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83	$15.99
Value at end of period	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83
Number of accumulation units outstanding at end of period	1,258	1,177	1,152	1,096	997	1,115	1,011	1,180
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during November 2012)								
Value at beginning of period	$13.98	$12.37	$12.01	$11.54				
Value at end of period	$13.65	$13.98	$12.37	$12.01				
Number of accumulation units outstanding at end of period	64	45	25	4				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88	$19.45
Value at end of period	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88
Number of accumulation units outstanding at end of period	863	864	864	864	863	816	760	1,343
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$11.57
Value at end of period	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	26

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$11.73	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88
Value at end of period	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15
Number of accumulation units outstanding at end of period	106	66	66	0	0	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$20.80	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60
Value at end of period	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01
Number of accumulation units outstanding at end of period	512	2,992	2,891	2,918	2,766	2,501	688	765
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$16.24	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80
Value at end of period	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55
Number of accumulation units outstanding at end of period	1,212	1,032	1,142	955	984	772	791	809
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$12.60	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96
Value at end of period	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96	$19.56
Number of accumulation units outstanding at end of period	611	507	507	507	207	222	54	108
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2013)								
Value at beginning of period						$18.49	$19.15	$19.03
Value at end of period						$19.15	$19.03	$17.98
Number of accumulation units outstanding at end of period						3	5	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$12.34	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40
Value at end of period	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Number of accumulation units outstanding at end of period	455	644	864	876	887	575	583	590
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$11.83	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85
Value at end of period	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09
Number of accumulation units outstanding at end of period	25	0	8	17	235	236	61	88
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$15.93	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09
Value at end of period	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22
Number of accumulation units outstanding at end of period	954	1,210	1,371	698	979	1,083	1,210	1,386
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$23.31	$15.41	$21.83	$25.27	$24.76	$29.16	$40.23	$43.31
Value at end of period	$15.41	$21.83	$25.27	$24.76	$29.16	$40.23	$43.31	$47.54
Number of accumulation units outstanding at end of period	205	205	205	205	205	205	216	274
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2012)								
Value at beginning of period					$13.33	$14.34	$16.24	$15.91
Value at end of period					$14.34	$16.24	$15.91	$15.61
Number of accumulation units outstanding at end of period					104	125	58	83

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$10.06	$10.87	$9.13	$8.48						
Value at end of period	$9.63	$10.06	$10.87	$9.13						
Number of accumulation units outstanding at end of period	72	41	34	13						
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$13.19	$13.69	$11.87							
Value at end of period	$12.07	$13.19	$13.69							
Number of accumulation units outstanding at end of period	83	83	83							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84	$11.93		
Value at end of period	$19.64	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84		
Number of accumulation units outstanding at end of period	1,077	835	734	644	517	379	251	104		

TABLE 51

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.42	$18.13	$14.95	$13.61	$14.29					
Value at end of period	$20.08	$20.42	$18.13	$14.95	$13.61					
Number of accumulation units outstanding at end of period	1,086	1,095	1,119	2,901	2,072					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$20.03	$18.58	$14.51	$13.40	$13.31	$12.30				
Value at end of period	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31				
Number of accumulation units outstanding at end of period	7,493	7,386	6,112	3,355	1,729	181				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.92	$11.76	$13.10	$12.43	$11.14	$10.80				
Value at end of period	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14				
Number of accumulation units outstanding at end of period	24,680	27,398	36,760	51,642	9,300	2,104				
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$18.80	$17.15	$12.01	$10.10	$12.13					
Value at end of period	$17.80	$18.80	$17.15	$12.01	$10.10					
Number of accumulation units outstanding at end of period	1,149	653	476	454	473					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$6.93			
Value at end of period	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68			
Number of accumulation units outstanding at end of period	1,292	1,519	1,314	2,022	304	110	85			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.22	$17.74	$12.43	$10.81	$12.42					
Value at end of period	$17.02	$19.22	$17.74	$12.43	$10.81					
Number of accumulation units outstanding at end of period	5,126	5,300	2,862	1,328	1,156					
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.04									
Value at end of period	$9.14									
Number of accumulation units outstanding at end of period	50									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$23.74	$22.59	$17.16	$15.35	$15.98					
Value at end of period	$21.82	$23.74	$22.59	$17.16	$15.35					
Number of accumulation units outstanding at end of period	501	900	1,208	404	146					
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.25	$15.01	$12.88	$11.80	$11.43	$10.32	$8.34	$12.30	$12.12	$11.51
Value at end of period	$15.70	$16.25	$15.01	$12.88	$11.80	$11.43	$10.32	$8.34	$12.30	$12.12
Number of accumulation units outstanding at end of period	1,433	706	717	734	737	749	762	842	802	798
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$13.97									
Value at end of period	$14.67									
Number of accumulation units outstanding at end of period	150									
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$13.53	$12.26	$9.48	$8.35	$9.21					
Value at end of period	$13.06	$13.53	$12.26	$9.48	$8.35					
Number of accumulation units outstanding at end of period	358	358	26	26	26					
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$10.12					
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11					
Number of accumulation units outstanding at end of period	428	421	495	562	36					
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.11	$20.92	$17.63	$14.97	$17.55	$16.25	$11.82	$20.14	$17.16	$14.26
Value at end of period	$19.70	$20.11	$20.92	$17.63	$14.97	$17.55	$16.25	$11.82	$20.14	$17.16
Number of accumulation units outstanding at end of period	16,072	16,197	17,513	16,790	14,572	12,398	9,931	12,699	6,633	2,755
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.63	$21.38	$16.49	$14.34	$14.90	$12.87	$9.60	$16.91	$14.57	$13.20
Value at end of period	$23.50	$23.63	$21.38	$16.49	$14.34	$14.90	$12.87	$9.60	$16.91	$14.57
Number of accumulation units outstanding at end of period	31,512	29,501	37,565	33,988	29,978	28,152	29,512	32,250	27,536	13,316
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.27	$17.02	$13.45	$11.61	$11.64	$10.24	$7.96	$14.05	$14.02	$11.81
Value at end of period	$17.33	$18.27	$17.02	$13.45	$11.61	$11.64	$10.24	$7.96	$14.05	$14.02
Number of accumulation units outstanding at end of period	9,244	8,557	8,313	6,797	5,784	4,901	2,620	1,748	1,341	356
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.87	$18.08	$13.42	$11.85	$11.98	$9.77	$7.71	$14.78	$11.78	$11.17
Value at end of period	$21.03	$19.87	$18.08	$13.42	$11.85	$11.98	$9.77	$7.71	$14.78	$11.78
Number of accumulation units outstanding at end of period	4,487	3,265	3,735	4,211	3,863	3,439	3,903	4,448	4,374	3,715

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.49	$23.66	$17.58	$15.04	$15.82	$12.49	$9.80	$14.81	$15.36	$13.30
Value at end of period	$21.49	$23.49	$23.66	$17.58	$15.04	$15.82	$12.49	$9.80	$14.81	$15.36
Number of accumulation units outstanding at end of period	1,867	2,010	1,829	1,039	1,971	1,534	1,674	820	730	175
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	$8.59		
Value at end of period	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10		
Number of accumulation units outstanding at end of period	5,364	4,902	5,256	3,854	2,893	2,629	2,072	158		
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.56	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30	$8.28		
Value at end of period	$12.00	$12.56	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,275	1,539		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$17.27	$16.64	$12.43	$10.84	$10.27					
Value at end of period	$16.44	$17.27	$16.64	$12.43	$10.84					
Number of accumulation units outstanding at end of period	291	348	348	281	14					
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.07	$18.22	$14.16	$12.52	$13.20	$10.66	$8.52	$14.23	$14.33	$12.93
Value at end of period	$19.07	$20.07	$18.22	$14.16	$12.52	$13.20	$10.66	$8.52	$14.23	$14.33
Number of accumulation units outstanding at end of period	619	563	528	840	758	669	590	2,100	2,542	1,533
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.14									
Value at end of period	$10.02									
Number of accumulation units outstanding at end of period	562									
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84	$11.33	$11.42	
Value at end of period	$16.26	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84	$11.33	
Number of accumulation units outstanding at end of period	395	395	0	0	212	0	0	0	445	
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.30	$21.88	$17.48	$14.65	$16.06	$14.43	$10.63	$17.32	$15.13	$12.78
Value at end of period	$23.19	$22.30	$21.88	$17.48	$14.65	$16.06	$14.43	$10.63	$17.32	$15.13
Number of accumulation units outstanding at end of period	762	656	582	352	612	1,605	4,724	4,142	2,815	376
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$36.77	$39.11	$36.55	$30.62	$37.86	$30.19	$16.82	$32.77	$24.79	$20.05
Value at end of period	$31.20	$36.77	$39.11	$36.55	$30.62	$37.86	$30.19	$16.82	$32.77	$24.79
Number of accumulation units outstanding at end of period	5,498	5,009	5,507	5,573	4,872	4,772	5,025	3,027	2,772	1,954
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$12.90
Value at end of period	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32
Number of accumulation units outstanding at end of period	957	591	4,697	330	655	573	445	405	265	28
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.44	$15.41	$13.41	$12.20	$12.59	$11.39	$9.51	$13.89	$12.86	$11.76
Value at end of period	$16.15	$16.44	$15.41	$13.41	$12.20	$12.59	$11.39	$9.51	$13.89	$12.86
Number of accumulation units outstanding at end of period	1,712	1,712	1,913	4,103	7,379	7,375	7,812	8,284	2,044	2,148
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.35	$14.09	$15.72	$14.64	$13.27	$12.43	$10.64	$11.59	$10.61	$10.66
Value at end of period	$13.79	$14.35	$14.09	$15.72	$14.64	$13.27	$12.43	$10.64	$11.59	$10.61
Number of accumulation units outstanding at end of period	2,917	2,736	3,539	5,921	4,911	6,015	5,498	2,895	2,334	1,536

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.25	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73	$10.79	
Value at end of period	$6.06	$7.25	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73	
Number of accumulation units outstanding at end of period	1,061	1,061	1,268	1,374	1,573	1,508	3,271	1,687	213	
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.79	$18.00	$16.27	$14.19	$14.61	$12.54	$7.91	$12.40	$11.96	
Value at end of period	$16.88	$17.79	$18.00	$16.27	$14.19	$14.61	$12.54	$7.91	$12.40	
Number of accumulation units outstanding at end of period	456	332	332	142	147	201	615	805	494	
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27	$5.56			
Value at end of period	$13.54	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27			
Number of accumulation units outstanding at end of period	466	117	8	192	192	144	70			
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$21.21	$21.14	$20.94	$18.31	$18.99	$17.06	$14.54	$13.85	$12.65	$11.58
Value at end of period	$20.05	$21.21	$21.14	$20.94	$18.31	$18.99	$17.06	$14.54	$13.85	$12.65
Number of accumulation units outstanding at end of period	13,774	14,551	16,260	19,447	18,742	15,016	13,970	15,691	5,250	820
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87	$8.73			
Value at end of period	$11.48	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87			
Number of accumulation units outstanding at end of period	563	142	3,635	3,976	3,939	346	156			
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.26	$19.70	$14.91	$12.52	$13.33	$12.02	$9.05	$15.03	$13.73	$12.54
Value at end of period	$22.12	$21.26	$19.70	$14.91	$12.52	$13.33	$12.02	$9.05	$15.03	$13.73
Number of accumulation units outstanding at end of period	13,003	12,107	13,941	12,714	15,884	14,598	12,135	10,182	8,092	5,971
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during 2009)										
Value at beginning of period	$16.00	$15.26	$13.24	$11.80	$12.10	$10.74	$9.12			
Value at end of period	$15.51	$16.00	$15.26	$13.24	$11.80	$12.10	$10.74			
Number of accumulation units outstanding at end of period	527	122	141	315	315	235	120			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.89									
Value at end of period	$9.68									
Number of accumulation units outstanding at end of period	15									
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.33									
Number of accumulation units outstanding at end of period	15,683									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$11.06	$10.68	$10.99							
Value at end of period	$11.10	$11.06	$10.68							
Number of accumulation units outstanding at end of period	438	234	29							
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$19.88	$18.18	$14.09	$12.32	$12.51	$11.10	$8.63	$14.01	$13.21	$11.71
Value at end of period	$19.35	$19.88	$18.18	$14.09	$12.32	$12.51	$11.10	$8.63	$14.01	$13.21
Number of accumulation units outstanding at end of period	7,582	7,374	8,428	5,883	5,548	5,458	5,313	4,115	2,734	2,407

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$11.16
Value at end of period	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28
Number of accumulation units outstanding at end of period	3,434	4,395	6,643	6,723	7,825	7,142	826	1,461	702	110
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.06	$16.95	$12.91	$11.42	$11.58	$10.29	$8.45	$13.64	$13.15	$11.62
Value at end of period	$18.98	$19.06	$16.95	$12.91	$11.42	$11.58	$10.29	$8.45	$13.64	$13.15
Number of accumulation units outstanding at end of period	9,884	5,156	6,383	8,198	8,825	9,867	9,483	11,013	12,441	7,394
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.79	$21.06	$15.85	$13.64	$13.97	$11.60	$8.92	$14.47	$12.88	$12.85
Value at end of period	$22.11	$22.79	$21.06	$15.85	$13.64	$13.97	$11.60	$8.92	$14.47	$13.88
Number of accumulation units outstanding at end of period	6,529	6,284	7,482	8,076	8,395	8,394	8,118	7,354	10,749	6,754
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.17	$20.33	$14.43	$13.00	$13.26	$10.93	$8.86	$13.51	$14.60	$12.98
Value at end of period	$20.24	$21.17	$20.33	$14.43	$13.00	$13.26	$10.93	$8.86	$13.51	$14.59
Number of accumulation units outstanding at end of period	5,105	4,656	5,447	6,371	6,814	7,037	6,195	5,465	8,768	6,012
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.80	$14.04	$14.24	$13.18	$12.41	$11.44	$10.38	$11.49	$10.97	$10.67
Value at end of period	$14.70	$14.80	$14.04	$14.24	$13.18	$12.41	$11.44	$10.38	$11.49	$10.97
Number of accumulation units outstanding at end of period	46,403	40,881	50,235	50,490	30,287	8,328	8,043	7,379	8,986	3,404
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$6.88			
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47			
Number of accumulation units outstanding at end of period	7	14	6	320	320	345	320			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$17.42	$15.53	$12.01	$11.48						
Value at end of period	$18.30	$17.42	$15.53	$12.01						
Number of accumulation units outstanding at end of period	8,134	6,000	6,174	3,939						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34	
Value at end of period	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	
Number of accumulation units outstanding at end of period	9,915	9,543	12,622	11,919	13,419	10,244	8,760	9,979	7,901	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$28.30	$26.32	$20.20	$17.91	$18.23	$14.16	$10.14	$14.88		
Value at end of period	$28.09	$28.30	$26.32	$20.20	$17.91	$18.23	$14.16	$10.14		
Number of accumulation units outstanding at end of period	4,030	4,178	5,230	4,343	2,274	967	423	715		
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.36	$10.49	$10.62	$10.75	$10.89	$11.00	$11.10	$10.95	$10.54	$10.18
Value at end of period	$10.24	$10.36	$10.49	$10.62	$10.75	$10.89	$11.00	$11.10	$10.95	$10.54
Number of accumulation units outstanding at end of period	152,181	174,042	156,879	141,928	175,309	192,718	204,298	273,075	232,053	83,342
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$11.17	
Value at end of period	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	
Number of accumulation units outstanding at end of period	779	1,281	1,230	1,487	1,488	1,362	1,204	997	856	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.66	$22.59								
Value at end of period	$25.14	$23.66								
Number of accumulation units outstanding at end of period	1,356	359								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$8.37		
Value at end of period	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63		
Number of accumulation units outstanding at end of period	6,867	2,749	747	3,202	2,870	2,775	2,745	2,745		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$21.24	$21.01								
Value at end of period	$20.19	$21.24								
Number of accumulation units outstanding at end of period	1,342	240								
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$25.66	$23.38	$17.55	$15.39	$15.93	$13.11				
Value at end of period	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93				
Number of accumulation units outstanding at end of period	145	0	196	196	195	13				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91	$9.22		
Value at end of period	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.91		
Number of accumulation units outstanding at end of period	4,499	2,921	1,999	1,566	1,258	998	771	355		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95	$9.49		
Value at end of period	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$6.95		
Number of accumulation units outstanding at end of period	3,941	2,865	1,953	1,275	956	598	466	294		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$27.18	$26.06	$18.97	$16.68	$16.75	$12.81	$9.90	$15.30	$15.09	
Value at end of period	$26.60	$27.18	$26.06	$18.97	$16.68	$16.75	$12.81	$9.90	$15.30	
Number of accumulation units outstanding at end of period	3,048	3,443	3,213	2,429	1,768	3,056	132	0	337	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.55	$24.28	$17.85	$15.78	$16.39	$13.34	$10.59	$15.55	$14.87	$13.90
Value at end of period	$25.03	$25.55	$24.28	$17.85	$15.78	$16.39	$13.34	$10.59	$15.55	$14.87
Number of accumulation units outstanding at end of period	1,843	1,583	2,245	1,912	3,272	3,074	3,250	1,907	293	92
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.67	$14.07	$12.25	$10.93	$11.43	$9.83				
Value at end of period	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43				
Number of accumulation units outstanding at end of period	1,334	7,712	1,008	474	475	1,871				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.37	$14.73	$12.39	$10.90	$10.82					
Value at end of period	$15.10	$15.37	$14.73	$12.39	$10.90					
Number of accumulation units outstanding at end of period	695	627	572	14	14					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.82	$15.10	$12.38	$11.90						
Value at end of period	$15.47	$15.82	$15.10	$12.38						
Number of accumulation units outstanding at end of period	327	240	133	98						
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$12.26	$11.88								
Value at end of period	$12.05	$12.26								
Number of accumulation units outstanding at end of period	2,664	1,039								

CFI 411

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35		
Value at end of period	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34		
Number of accumulation units outstanding at end of period	10,445	94	94	94	298	428	428	428		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.61	$14.82	$13.39	$12.07	$12.01	$10.95	$9.40			
Value at end of period	$15.38	$15.61	$14.82	$13.39	$12.07	$12.01	$10.95			
Number of accumulation units outstanding at end of period	978	2,649	855	678	483	2,103	58			
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.69	$15.86	$13.12	$11.55	$12.05	$10.79	$8.73	$13.82	$13.96	
Value at end of period	$16.29	$16.69	$15.86	$13.12	$11.55	$12.05	$10.79	$8.73	$13.82	
Number of accumulation units outstanding at end of period	391	0	0	0	0	0	0	0	797	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$16.53									
Value at end of period	$15.78									
Number of accumulation units outstanding at end of period	2,630									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.02			
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65			
Number of accumulation units outstanding at end of period	648	385	339	78	295	3,195	461			
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.10	$17.96	$13.77	$12.04	$11.98	$10.57	$8.48	$13.66	$13.13	$11.92
Value at end of period	$20.08	$20.10	$17.96	$13.77	$12.04	$11.98	$10.57	$8.48	$13.66	$13.13
Number of accumulation units outstanding at end of period	1,116	1,155	1,257	1,388	1,479	1,519	1,536	1,579	1,432	1,514
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.43	$22.90	$17.65	$15.36	$16.06	$13.33	$9.95	$13.71	$14.30	$13.10
Value at end of period	$24.68	$25.43	$22.90	$17.65	$15.36	$16.06	$13.33	$9.95	$13.71	$14.30
Number of accumulation units outstanding at end of period	4,009	4,653	4,331	3,952	3,487	2,605	734	571	524	234
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91	$15.36	$14.66	$12.88
Value at end of period	$23.50	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91	$15.36	$14.66
Number of accumulation units outstanding at end of period	1,289	1,781	1,127	657	759	554	659	1,129	1,330	955
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74		
Value at end of period	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70		
Number of accumulation units outstanding at end of period	1,245	1,202	1,140	4,072	993	569	486	508		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.91	
Value at end of period	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	
Number of accumulation units outstanding at end of period	4,412	4,774	5,899	6,822	4,538	3,910	5,811	5,273	4,190	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83	$13.05	$12.68	$11.74
Value at end of period	$17.72	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83	$13.05	$12.68
Number of accumulation units outstanding at end of period	658	277	893	713	546	22	45	317	322	66

CFI 412

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.67	$15.21	$11.00	$9.76	$9.32					
Value at end of period	$15.02	$15.67	$15.21	$11.00	$9.76					
Number of accumulation units outstanding at end of period	0	0	122	122	94					
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$15.31	
Value at end of period	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	
Number of accumulation units outstanding at end of period	1,644	1,644	1,557	1,608	1,438	3,488	2,409	653	482	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21	$13.08	$13.56	$11.85
Value at end of period	$17.91	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21	$13.08	$13.56
Number of accumulation units outstanding at end of period	6,797	7,432	5,547	5,741	5,917	5,358	5,583	4,095	3,953	2,285
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69
Value at end of period	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89
Number of accumulation units outstanding at end of period	1,231	1,519	394	0	0	0	0	0	616	80
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.56
Value at end of period	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65
Number of accumulation units outstanding at end of period	1,082	1,011	1,125	1,198	1,411	954	1,806	2,979	1,573	310
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$18.01	
Value at end of period	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	
Number of accumulation units outstanding at end of period	2,944	2,242	2,096	1,345	475	1,767	920	689	687	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64	$14.58	$15.87	
Value at end of period	$24.46	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64	$14.58	
Number of accumulation units outstanding at end of period	3,511	2,932	1,979	1,556	1,087	539	257	1,237	641	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74	$12.01		
Value at end of period	$21.94	$23.06	$21.55	$15.71	$13.40	$13.75	$10.99	$8.74		
Number of accumulation units outstanding at end of period	492	203	156	135	135	0	0	1,126		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65
Value at end of period	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57
Number of accumulation units outstanding at end of period	5,944	4,434	5,784	5,724	6,196	6,666	6,395	5,013	5,231	3,668
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$8.65			
Value at end of period	$17.47	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75			
Number of accumulation units outstanding at end of period	1,822	2,007	2,050	1,720	1,148	619	286			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38
Number of accumulation units outstanding at end of period	128,986	106,893	94,859	80,648	68,491	70,888	80,109	73,734	74,238	31,061

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$12.51	
Value at end of period	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	
Number of accumulation units outstanding at end of period	1,339	427	1,247	1,081	2,729	1,159	1,142	1,461	186	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.33	$18.21	$14.22	$12.28	$12.55	$11.05	$8.95	$14.10	$13.85	$11.78
Value at end of period	$17.77	$19.33	$18.21	$14.22	$12.28	$12.55	$11.05	$8.95	$14.10	$13.85
Number of accumulation units outstanding at end of period	11,422	12,248	15,495	12,030	10,941	8,319	7,996	4,172	6,826	3,426
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.39	$20.86	$15.17	$12.92	$13.22	$11.46	$8.12	$14.22	$13.10	$11.71
Value at end of period	$24.51	$22.39	$20.86	$15.17	$12.92	$13.22	$11.46	$8.12	$14.22	$13.10
Number of accumulation units outstanding at end of period	7,780	6,421	5,914	5,267	4,710	3,314	2,957	3,182	3,090	1,793
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$13.89
Value at end of period	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22
Number of accumulation units outstanding at end of period	306	306	306	288	573	492	371	227	178	26
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20		
Value at end of period	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28		
Number of accumulation units outstanding at end of period	6,969	7,800	9,194	9,621	1,476	1,695	950	138		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$12.85	$13.38	$10.37	$8.63	$8.77					
Value at end of period	$11.73	$12.85	$13.38	$10.37	$8.63					
Number of accumulation units outstanding at end of period	0	0	330	330	250					
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	$10.54	
Value at end of period	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	
Number of accumulation units outstanding at end of period	1,701	1,592	1,395	1,500	1,472	1,068	679	826	140	
WANGER SELECT										
Value at beginning of period	$21.78	$21.38	$16.09	$13.75	$16.92	$13.53	$8.25	$16.39	$15.18	$12.90
Value at end of period	$21.57	$21.78	$21.38	$16.09	$13.75	$16.92	$13.53	$8.25	$16.39	$15.18
Number of accumulation units outstanding at end of period	2,694	2,911	3,188	3,249	4,470	4,320	2,936	1,423	1,707	809
WANGER USA										
Value at beginning of period	$22.56	$21.81	$16.51	$13.93	$14.61	$12.00	$8.54	$14.34	$13.78	$12.93
Value at end of period	$22.15	$22.56	$21.81	$16.51	$13.93	$14.61	$12.00	$8.54	$14.34	$13.78
Number of accumulation units outstanding at end of period	3,179	3,057	2,997	2,734	2,564	1,925	1,695	1,746	2,632	1,762
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.66	$17.91	$13.76	$12.38	$11.72	$10.47	$8.91	$13.50	$13.15	$11.29
Value at end of period	$19.37	$19.66	$17.91	$13.76	$12.38	$11.72	$10.47	$8.91	$13.50	$13.15
Number of accumulation units outstanding at end of period	12,549	13,152	12,872	10,266	10,349	9,038	7,601	7,367	7,605	1,779

Condensed Financial Information (continued)

TABLE 52

FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$24.56	$23.23	$17.54	$15.70						
Value at end of period	$22.71	$24.56	$23.23	$17.54						
Number of accumulation units outstanding at end of period	606	648	325	37,744						
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$21.44	$22.17	$18.57	$15.67	$18.26	$16.80	$12.16	$17.95		
Value at end of period	$21.12	$21.44	$22.17	$18.57	$15.67	$18.26	$16.80	$12.16		
Number of accumulation units outstanding at end of period	147	132	120	16,279	26,203	7,109	2,093			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.91	$25.99	$19.93	$17.23	$17.79	$15.28	$11.33	$19.84	$16.98	$15.30
Value at end of period	$28.91	$28.91	$25.99	$19.93	$17.23	$17.79	$15.28	$11.33	$19.84	$16.98
Number of accumulation units outstanding at end of period	1,256	1,200	796	130,908	124,244	115,986	118,813	103,341	84,797	66,268
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.09	$18.60	$14.61	$12.54	$12.50	$10.92	$8.44	$14.82	$14.69	$14.03
Value at end of period	$19.17	$20.09	$18.60	$14.61	$12.54	$12.50	$10.92	$8.44	$14.82	$14.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	132
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.74	$16.95	$12.51	$10.98	$11.03	$8.94	$7.02	$13.36	$10.60	$9.98
Value at end of period	$19.96	$18.74	$16.95	$12.51	$10.98	$11.03	$8.94	$7.02	$13.36	$10.60
Number of accumulation units outstanding at end of period	0	0	0	85	66	18	18	0	3,249	2,957
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.22	$19.95	$15.40	$12.83	$15.59	$13.88	$11.04	$19.77	$16.96	$15.70
Value at end of period	$18.76	$18.22	$19.95	$15.40	$12.83	$15.59	$13.88	$11.04	$19.77	$16.96
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	177
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$30.42	$30.44	$22.49	$19.12	$20.00	$15.70	$12.23	$18.38	$18.95	$16.31
Value at end of period	$27.99	$30.42	$30.44	$22.49	$19.12	$20.00	$15.70	$12.23	$18.38	$18.95
Number of accumulation units outstanding at end of period	301	267	212	42,711	49,952	47,308	51,227	42,902	34,672	27,856
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$21.68	$20.18	$15.71	$13.89	$13.99	$12.85	$10.08	$14.53	$13.52	$11.66
Value at end of period	$20.30	$21.68	$20.18	$15.71	$13.89	$13.99	$12.85	$10.08	$14.53	$13.52
Number of accumulation units outstanding at end of period	0	0	0	5,860	3,286	7,328	952	659	483	386
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.29	$22.83	$17.63	$15.49	$16.24	$13.04	$10.36	$17.20	$17.21	$15.44
Value at end of period	$24.18	$25.29	$22.83	$17.63	$15.49	$16.24	$13.04	$10.36	$17.20	$17.21
Number of accumulation units outstanding at end of period	0	0	0	0	31,932	32,980	32,612	27,616	23,885	22,848
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$23.76	$23.18	$18.40	$15.34	$16.71	$14.92	$10.93	$11.15		
Value at end of period	$24.86	$23.76	$23.18	$18.40	$15.34	$16.71	$14.92	$10.93		
Number of accumulation units outstanding at end of period	127	114	101	31,999	22,285	19,309	3,794	35		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$15.29	$14.93	$16.55	$15.32	$13.81	$12.86	$10.93	$10.74		
Value at end of period	$14.78	$15.29	$14.93	$16.55	$15.32	$13.81	$12.86	$10.93		
Number of accumulation units outstanding at end of period	201	168	123	51,742	32,027	21,453	8,383	1,763		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$22.66	$20.87	$15.70	$13.11	$13.87	$12.43	$9.30	$13.92		
Value at end of period	$23.71	$22.66	$20.87	$15.70	$13.11	$13.87	$12.43	$9.30		
Number of accumulation units outstanding at end of period	223	201	195	20,240	17,793	16,146	12,470	6,653		
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$17.01	$14.67	$12.99	$13.25	$11.69	$9.87	$13.82	$13.17	$12.05
Value at end of period	$17.50	$17.95	$17.01	$14.67	$12.99	$13.25	$11.69	$9.87	$13.82	$13.17
Number of accumulation units outstanding at end of period	0	0	0	0	0	5	5	0	4,060	3,240
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.37	$14.40	$15.10	$14.08	$13.67	$11.88	$9.83	$11.71	$10.84	$10.06
Value at end of period	$13.66	$14.37	$14.40	$15.10	$14.08	$13.67	$11.88	$9.83	$11.71	$10.84
Number of accumulation units outstanding at end of period	310	254	217	51,284	53,122	43,178	49,818	50,046	32,830	16,375
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.34	$17.10	$12.95	$11.39	$11.47	$10.13	$8.28	$13.27	$12.71	$11.17
Value at end of period	$19.38	$19.34	$17.10	$12.95	$11.39	$11.47	$10.13	$8.28	$13.27	$12.71
Number of accumulation units outstanding at end of period	0	0	0	0	9,587	8,036	7,701	5,587	4,516	7,331
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$28.16	$25.87	$19.35	$16.55	$16.85	$13.91	$10.63	$17.14	$16.35	$15.04
Value at end of period	$27.48	$28.16	$25.87	$19.35	$16.55	$16.85	$13.91	$10.63	$17.14	$16.35
Number of accumulation units outstanding at end of period	0	0	0	0	13,601	10,464	10,975	8,978	7,405	6,136
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$26.91	$25.69	$18.12	$16.23	$16.46	$13.48	$10.87	$16.47	$17.68	$15.64
Value at end of period	$25.88	$26.91	$25.69	$18.12	$16.23	$16.46	$13.48	$10.87	$16.47	$17.68
Number of accumulation units outstanding at end of period	0	0	0	0	13,064	11,416	11,114	8,918	5,179	5,326
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$18.23	$17.20	$17.33	$15.95	$14.92	$13.68	$12.34	$13.57	$12.88	$12.46
Value at end of period	$18.22	$18.23	$17.20	$17.33	$15.95	$14.92	$13.68	$12.34	$13.57	$12.88
Number of accumulation units outstanding at end of period	130	30	25	19,660	20,546	18,383	24,684	26,899	25,109	24,875
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39	$8.36		
Value at end of period	$13.42	$14.14	$12.93	$9.94	$8.72	$8.48	$7.15	$6.39		
Number of accumulation units outstanding at end of period	621	509	400	145,316	159,892	140,635	165,403	156,727		
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.58	$11.58	$11.58	$11.62	$11.69	$11.74	$11.78	$11.55	$11.05	$10.61
Value at end of period	$11.59	$11.58	$11.58	$11.58	$11.62	$11.69	$11.74	$11.78	$11.55	$11.05
Number of accumulation units outstanding at end of period	665	698	565	163,060	133,047	116,976	94,439	68,430	37,109	15,836
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$15.69	$13.99	$10.66	$10.09						
Value at end of period	$15.92	$15.69	$13.99	$10.66						
Number of accumulation units outstanding at end of period	488	388	166	15,086						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$17.40	$15.54	$11.66	$10.60						
Value at end of period	$16.80	$17.40	$15.54	$11.66						
Number of accumulation units outstanding at end of period	211	211	137	41,469						

CFI 416

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$17.43	$16.72	$12.13	$11.07						
Value at end of period	$16.53	$17.43	$16.72	$12.13						
Number of accumulation units outstanding at end of period	308	298	240	43,670						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.45	$26.87	$19.64	$17.26	$17.81	$14.42	$11.37	$16.61	$15.78	$13.60
Value at end of period	$28.04	$28.45	$26.87	$19.64	$17.26	$17.81	$14.42	$11.37	$16.61	$15.78
Number of accumulation units outstanding at end of period	0	0	0	34	14	0	0	0	2,480	2,009
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.52	$16.54	$14.85	$13.31	$13.16	$11.93	$10.19	$13.41	$12.76	$11.85
Value at end of period	$17.38	$17.52	$16.54	$14.85	$13.31	$13.16	$11.93	$10.19	$13.41	$12.76
Number of accumulation units outstanding at end of period	0	0	0	0	8,786	7,205	6,032	4,533	3,001	2,574
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.97	$16.98	$13.96	$12.22	$12.67	$11.28	$9.06	$14.27	$13.67	$12.16
Value at end of period	$17.65	$17.97	$16.98	$13.96	$12.22	$12.67	$11.28	$9.06	$14.27	$13.67
Number of accumulation units outstanding at end of period	0	0	0	0	6,658	5,424	2,422	1,561	1,139	516
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.66	$16.66	$14.38	$12.75	$12.90	$11.59	$9.58	$13.87	$13.23	$11.98
Value at end of period	$17.45	$17.66	$16.66	$14.38	$12.75	$12.90	$11.59	$9.58	$13.87	$13.23
Number of accumulation units outstanding at end of period	0	0	0	0	3,411	2,283	1,180	292	396	529
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.92	$31.68	$22.91	$19.25	$18.95	$15.08	$11.23	$19.24	$18.22	$15.87
Value at end of period	$31.14	$32.92	$31.68	$22.91	$19.25	$18.95	$15.08	$11.23	$19.24	$18.22
Number of accumulation units outstanding at end of period	272	353	144	29,291	25,482	26,229	25,035	19,813	14,632	10,483
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$17.29	$13.40	$13.22	$11.51	$10.58	$8.35				
Value at end of period	$17.68	$17.29	$13.40	$13.22	$11.51	$10.58				
Number of accumulation units outstanding at end of period	97	79	59	38,060	22,569	17,167				
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.51	$20.70	$15.40	$13.05	$13.41	$11.73	$9.18	$14.55	$14.97	$12.97
Value at end of period	$21.08	$22.51	$20.70	$15.40	$13.05	$13.41	$11.73	$9.18	$14.55	$14.97
Number of accumulation units outstanding at end of period	155	132	114	14,935	19,675	18,999	18,348	12,509	11,193	9,784
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$18.96	$17.52	$14.11	$12.59	$12.81	$11.48	$9.42	$12.37	$12.03	$10.74
Value at end of period	$18.45	$18.96	$17.52	$14.11	$12.59	$12.81	$11.48	$9.42	$12.37	$12.03
Number of accumulation units outstanding at end of period	264	227	188	30,563	38,499	35,179	25,214	20,796	13,182	12,528
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.53	$19.21	$15.21	$12.58	$13.78	$11.95	$8.62	$14.54	$13.73	$11.71
Value at end of period	$20.21	$19.53	$19.21	$15.21	$12.58	$13.78	$11.95	$8.62	$14.54	$13.73
Number of accumulation units outstanding at end of period	113	118	102	62,017	60,213	53,085	50,515	46,865	54,046	43,001
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$22.03	$19.77	$16.29	$15.23						
Value at end of period	$23.03	$22.03	$19.77	$16.29						
Number of accumulation units outstanding at end of period	86	72	50	42,878						
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.09	$22.31	$16.12	$13.65	$13.89	$11.96	$8.42	$14.67	$13.43	$11.93
Value at end of period	$26.52	$24.09	$22.31	$16.12	$13.65	$13.89	$11.96	$8.42	$14.67	$13.43
Number of accumulation units outstanding at end of period	193	185	133	44,737	25,717	15,653	11,083	9,513	7,777	6,339

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31	$10.20		
Value at end of period	$9.86	$10.27	$11.06	$9.26	$7.84	$8.96	$8.29	$6.31		
Number of accumulation units outstanding at end of period	839	966	350	60,377	352	286	218	46		
WANGER SELECT										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$23.21	$22.65	$16.94	$14.40	$17.60	$14.00	$8.18			
Value at end of period	$23.12	$23.21	$22.65	$16.94	$14.40	$17.60	$14.00			
Number of accumulation units outstanding at end of period	73	73	73	9,795	17,209	14,372	3,456			

TABLE 53

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014
AMANA GROWTH FUND (INVESTOR CLASS)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$17.47	
Value at end of period	$17.07	
Number of accumulation units outstanding at end of period	1,011	
AMANA INCOME FUND (INVESTOR CLASS)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$17.45	
Value at end of period	$17.18	
Number of accumulation units outstanding at end of period	1,007	
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)		
(Funds were first received in this option during July 2015)		
Value at beginning of period	$11.51	
Value at end of period	$10.56	
Number of accumulation units outstanding at end of period	2,653	
TEMPLETON GLOBAL BOND FUND (CLASS A)		
(Funds were first received in this option during February 2014)		
Value at beginning of period	$11.30	$11.03
Value at end of period	$10.81	$11.30
Number of accumulation units outstanding at end of period	146,823	88,546
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$10.04	
Value at end of period	$9.44	
Number of accumulation units outstanding at end of period	107,678	

CFI 418

Condensed Financial Information (continued)

TABLE 54

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$9.23	
Value at end of period	$9.34	
Number of accumulation units outstanding at end of period	181	
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during May 2015)		
Value at beginning of period	$10.38	
Value at end of period	$10.11	
Number of accumulation units outstanding at end of period	10,987	
DELAWARE SMALL CAP VALUE FUND (CLASS A)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$13.09	
Value at end of period	$11.84	
Number of accumulation units outstanding at end of period	107	
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$10.47	
Value at end of period	$10.51	
Number of accumulation units outstanding at end of period	127	
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$7.20	
Value at end of period	$5.46	
Number of accumulation units outstanding at end of period	6,103	
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during October 2015)		
Value at beginning of period	$10.08	
Value at end of period	$9.97	
Number of accumulation units outstanding at end of period	3,435	
TEMPLETON GLOBAL BOND FUND (CLASS A)		
(Funds were first received in this option during October 2014)		
Value at beginning of period	$11.18	$11.32
Value at end of period	$10.66	$11.18
Number of accumulation units outstanding at end of period	19	3
VOYA CORPORATE LEADERS 100 FUND (CLASS I)		
(Funds were first received in this option during October 2015)		
Value at beginning of period	$9.92	
Value at end of period	$9.67	
Number of accumulation units outstanding at end of period	1,654	
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$10.62	
Value at end of period	$9.82	
Number of accumulation units outstanding at end of period	55	

Condensed Financial Information (continued)

	2015	2014
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$10.03	
Value at end of period	$9.41	
Number of accumulation units outstanding at end of period	215,715	

TABLE 55
FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$9.65	
Value at end of period	$9.30	
Number of accumulation units outstanding at end of period	1,930	
AVE MARIA RISING DIVIDEND FUND		
(Funds were first received in this option during November 2015)		
Value at beginning of period	$9.41	
Value at end of period	$9.15	
Number of accumulation units outstanding at end of period	538	
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during July 2015)		
Value at beginning of period	$10.60	
Value at end of period	$10.07	
Number of accumulation units outstanding at end of period	4,140	
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$9.99	
Value at end of period	$9.93	
Number of accumulation units outstanding at end of period	48	
TEMPLETON GLOBAL BOND FUND (CLASS A)		
(Funds were first received in this option during August 2014)		
Value at beginning of period	$10.93	$11.27
Value at end of period	$10.35	$10.93
Number of accumulation units outstanding at end of period	42,923	48,846
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$10.02	
Value at end of period	$9.35	
Number of accumulation units outstanding at end of period	42,441	

Condensed Financial Information (continued)

TABLE 56

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014
AVE MARIA RISING DIVIDEND FUND		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$9.58	
Value at end of period	$9.14	
Number of accumulation units outstanding at end of period	8	
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$10.52	
Value at end of period	$10.06	
Number of accumulation units outstanding at end of period	11,194	
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during November 2015)		
Value at beginning of period	$9.93	
Value at end of period	$9.92	
Number of accumulation units outstanding at end of period	20	
TEMPLETON GLOBAL BOND FUND (CLASS A)		
(Funds were first received in this option during August 2014)		
Value at beginning of period	$10.89	$11.08
Value at end of period	$10.31	$10.89
Number of accumulation units outstanding at end of period	6,714	3,312
VOYA CORPORATE LEADERS 100 FUND (CLASS I)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$10.01	
Value at end of period	$9.62	
Number of accumulation units outstanding at end of period	632	
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$10.52	
Value at end of period	$9.70	
Number of accumulation units outstanding at end of period	11	
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$10.01	
Value at end of period	$9.34	
Number of accumulation units outstanding at end of period	94,031	

Condensed Financial Information (continued)

TABLE 57

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER MARCH 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2015
TEMPLETON GLOBAL BOND FUND (CLASS A)	
(Funds were first received in this option during March 2015)	
Value at beginning of period	$11.09
Value at end of period	$10.54
Number of accumulation units outstanding at end of period	30

TABLE 58

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER DECEMBER 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2015
TEMPLETON GLOBAL BOND FUND (CLASS A)	
(Funds were first received in this option during December 2015)	
Value at beginning of period	$10.78
Value at end of period	$10.45
Number of accumulation units outstanding at end of period	32,186

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated May 1, 2016.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.01107-16) dated May 1, 2016.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-16


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Multiple Sponsored Retirement Options

Statement of Additional Information dated May 1, 2016

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2016. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2015, 2014 and 2013 amounted to $51,416,775.23, $50,785,659.69 and $54,391,135.63, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases Annuity Units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

3

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2015, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS
Variable Annuity Account C of
Voya Retirement Insurance and Annuity Company
Year Ended December 31, 2015
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Retirement Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2015, of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2015 and 2014. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2015, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 4, 2016

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total assets	169	484	2,052	47	3,609
Net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Net assets					
Accumulation units	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total number of mutual fund shares	31,742	16,074	170,851	6,547	170,708
Cost of mutual fund shares	$ 134	$ 428	$ 2,174	$ 50	$ 3,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds at fair value	$ 75	$ 453	$ 11	$ 258	$ 153
Total assets	75	453	11	258	153
Net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Net assets					
Accumulation units	$ 75	$ 453	$ 11	$ 258	$ 153
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Total number of mutual fund shares	2,354	14,393	711	6,756	39,147
Cost of mutual fund shares	$ 89	$ 483	$ 13	$ 296	$ 165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Total assets	830	9	305	26,133	33,322
Net assets	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Net assets					
Accumulation units	$ 830	$ 9	$ 305	$ 26,016	$ 32,934
Contracts in payout (annuitization)	—	—	—	117	388
Total net assets	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Total number of mutual fund shares	24,822	399	18,947	456,074	984,705
Cost of mutual fund shares	$ 979	$ 11	$ 383	$ 18,505	$ 27,480

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total assets	1,225	3,708	247	26	535
Net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Net assets					
Accumulation units	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total number of mutual fund shares	60,776	403,894	16,165	1,272	26,695
Cost of mutual fund shares	$ 1,320	$ 3,566	$ 191	$ 20	$ 730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class		Amana Income Fund - Investor Class		American Balanced Fund® - Class R-3		American Beacon Small Cap Value Fund - Investor Class		American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	
Assets										
Investments in mutual funds										
at fair value	$	37,723	$	64,741	$	5,103	$	118	$	24,336
Total assets		37,723		64,741		5,103		118		24,336
Net assets	$	37,723	$	64,741	$	5,103	$	118	$	24,336
Net assets										
Accumulation units	$	37,723	$	64,741	$	5,103	$	118	$	24,336
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	37,723	$	64,741	$	5,103	$	118	$	24,336
Total number of mutual fund shares		1,188,133		1,526,922		215,135		5,419		2,161,322
Cost of mutual fund shares	$	34,702	$	56,899	$	4,724	$	133	$	27,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total assets	9,398	1,374	72,172	3,156	551
Net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Net assets					
Accumulation units	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total number of mutual fund shares	287,847	27,163	1,425,755	93,525	12,218
Cost of mutual fund shares	$ 8,879	$ 1,401	$ 62,831	$ 3,321	$ 615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total assets	11,649	14,558	33,918	1,273	171
Net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Net assets					
Accumulation units	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total number of mutual fund shares	196,016	507,587	987,986	60,783	3,388
Cost of mutual fund shares	$ 14,056	$ 14,618	$ 42,937	$ 1,367	$ 185

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		BlackRock Mid Cap Value Opportunities Fund - Institutional Shares		BlackRock Mid Cap Value Opportunities Fund - Investor A Shares		Bond Fund of America^SM - Class R-4		Calvert VP SRI Balanced Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	12,497	$	66	$	12,705	$	10,093	$	49,166
Total assets		12,497		66		12,705		10,093		49,166
Net assets	$	12,497	$	66	$	12,705	$	10,093	$	49,166
Net assets										
Accumulation units	$	12,497	$	66	$	12,705	$	10,093	$	48,957
Contracts in payout (annuitization)		—		—		—		—		209
Total net assets	$	12,497	$	66	$	12,705	$	10,093	$	49,166
Total number of mutual fund shares		257,516		3,712		738,222		801,677		24,644,457
Cost of mutual fund shares	$	14,194	$	79	$	15,991	$	10,204	$	45,976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total assets	330	850	7,976	47	7
Net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Net assets					
Accumulation units	$ 330	$ 850	$ 7,976	$ 47	$ 7
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total number of mutual fund shares	5,911	19,718	113,110	2,691	370
Cost of mutual fund shares	$ 341	$ 777	$ 8,537	$ 71	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total assets	8,510	2	306	1	4,464
Net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Net assets					
Accumulation units	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total number of mutual fund shares	613,569	125	16,002	30	520,382
Cost of mutual fund shares	$ 10,610	$ 2	$ 413	$ 1	$ 4,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total assets	1,410	989	27	34	186
Net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Net assets					
Accumulation units	$ 1,410	$ 989	$ 27	$ 34	$ 186
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total number of mutual fund shares	43,477	21,549	965	2,955	11,829
Cost of mutual fund shares	$ 1,478	$ 1,131	$ 30	$ 34	$ 193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total assets	2,412	331	328	783	88
Net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Net assets					
Accumulation units	$ 2,412	$ 331	$ 328	$ 783	$ 88
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total number of mutual fund shares	122,132	9,071	2,018	3,771	5,283
Cost of mutual fund shares	$ 2,600	$ 346	$ 345	$ 661	$ 107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total assets	6,273	281,909	1,180	253,886	287,422
Net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Net assets					
Accumulation units	$ 6,273	$ 281,909	$ 1,180	$ 250,479	$ 286,555
Contracts in payout (annuitization)	—	—	—	3,407	867
Total net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total number of mutual fund shares	140,966	6,333,610	44,299	12,408,896	4,371,438
Cost of mutual fund shares	$ 5,828	$ 255,930	$ 1,201	$ 262,569	$ 147,340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total assets	10,441	30,265	1,229,525	176,926	3
Net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Net assets					
Accumulation units	$ 10,404	$ 30,265	$ 1,221,130	$ 176,926	$ 3
Contracts in payout (annuitization)	37	—	8,395	—	—
Total net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total number of mutual fund shares	2,109,205	1,586,200	36,247,802	857,074	87
Cost of mutual fund shares	$ 12,226	$ 25,862	$ 1,011,786	$ 124,277	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total assets	21,376	1,629	304	5	287
Net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Net assets					
Accumulation units	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total number of mutual fund shares	1,356,347	57,155	1,826	240	8,894
Cost of mutual fund shares	$ 19,896	$ 1,797	$ 332	$ 8	$ 343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds at fair value	$	103,364	$	9	$	13,745	$	370,151	$	—
Total assets		103,364		9		13,745		370,151		—
Net assets	$	103,364	$	9	$	13,745	$	370,151	$	—
Net assets										
Accumulation units	$	102,132	$	9	$	13,745	$	370,151	$	—
Contracts in payout (annuitization)		1,232		—		—		—		—
Total net assets	$	103,364	$	9	$	13,745	$	370,151	$	—
Total number of mutual fund shares		5,846,366		409		338,374		9,034,694		3
Cost of mutual fund shares	$	99,179	$	10	$	12,279	$	290,328	$	—

The accompanying notes are an integral part of these financial statements.

17

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4		Income Fund of America® - Class R-3		Ivy Science and Technology Fund - Class Y		Janus Aspen Series Balanced Portfolio - Institutional Shares		Janus Aspen Series Enterprise Portfolio - Institutional Shares
Assets									
Investments in mutual funds									
at fair value	$	5	$	2,034	$	1,869	$	132	$	249
Total assets		5		2,034		1,869		132		249
Net assets	$	5	$	2,034	$	1,869	$	132	$	249
Net assets									
Accumulation units	$	5	$	2,034	$	1,869	$	132	$	249
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	5	$	2,034	$	1,869	$	132	$	249
Total number of mutual fund shares		236		100,885		35,352		4,398		4,344
Cost of mutual fund shares	$	6	$	2,025	$	2,029	$	123	$	189

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 37	$ 72	$ 84	$ 247	$ 962
Total assets	37	72	84	247	962
Net assets	$ 37	$ 72	$ 84	$ 247	$ 962
Net assets					
Accumulation units	$ 37	$ 72	$ 84	$ 247	$ 962
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37	$ 72	$ 84	247	$ 962
Total number of mutual fund shares	3,158	1,791	2,733	18,206	90,558
Cost of mutual fund shares	$ 39	$ 57	$ 70	$ 253	$ 984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total assets	—	5,196	356	375	12,466
Net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Net assets					
Accumulation units	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total number of mutual fund shares	4	289,604	1,742	22,697	421,153
Cost of mutual fund shares	$ —	$ 4,818	$ 382	$ 382	$ 13,308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total assets	1,209	10	277	43	866
Net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Net assets					
Accumulation units	$ 1,209	$ 10	$ 277	$ 43	$ 866
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total number of mutual fund shares	105,317	496	15,037	3,972	34,992
Cost of mutual fund shares	$ 1,219	$ 12	$ 345	$ 44	$ 666

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total assets	1,178	294	91,575	2	119
Net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Net assets					
Accumulation units	$ 1,178	$ 294	$ 90,834	$ 2	$ 119
Contracts in payout (annuitization)	—	—	741	—	—
Total net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total number of mutual fund shares	56,608	24,969	3,933,645	181	5,174
Cost of mutual fund shares	$ 1,588	$ 350	$ 65,718	$ 2	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Assets					
Investments in mutual funds					
at fair value	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total assets	3,636	15,742	38	90	509
Net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Net assets					
Accumulation units	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total number of mutual fund shares	342,405	1,482,285	1,709	2,645	9,480
Cost of mutual fund shares	$ 3,690	$ 16,081	$ 40	$ 93	$ 570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Total assets	385	11,809	2,071	130,637	183
Net assets	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Net assets					
Accumulation units	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Total number of mutual fund shares	11,896	617,288	58,671	3,671,639	3,671
Cost of mutual fund shares	$ 407	$ 12,683	$ 1,958	$ 108,397	$ 195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total assets	1,029	835	85	197,414	33,914
Net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Net assets					
Accumulation units	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total number of mutual fund shares	105,765	43,659	1,572	6,493,881	1,130,828
Cost of mutual fund shares	$ 1,149	$ 882	$ 82	$ 177,687	$ 37,763

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Assets					
Investments in mutual funds at fair value	$ 24	$ 54	$ 114	$ 163	$ 15
Total assets	24	54	114	163	15
Net assets	$ 24	$ 54	$ 114	$ 163	$ 15
Net assets					
Accumulation units	$ 24	$ 54	$ 114	$ 163	$ —
Contracts in payout (annuitization)	—	—	—	—	15
Total net assets	$ 24	$ 54	$ 114	$ 163	$ 15
Total number of mutual fund shares	2,326	9,827	3,181	4,403	189
Cost of mutual fund shares	$ 37	$ 59	$ 117	$ 148	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund^{SM} - Investor Shares
Assets					
Investments in mutual funds at fair value	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total assets	225	96	66	25,350	21,394
Net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Net assets					
Accumulation units	$ 225	$ 96	$ —	$ 25,350	$ 21,394
Contracts in payout (annuitization)	—	—	66	—	—
Total net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total number of mutual fund shares	5,922	19,703	2,241	1,189,011	578,687
Cost of mutual fund shares	$ 164	$ 104	$ 52	$ 28,824	$ 22,260

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total assets	40,388	532	101,300	10,306	1,727
Net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Net assets					
Accumulation units	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total number of mutual fund shares	1,856,089	85,753	8,492,075	325,945	197,168
Cost of mutual fund shares	$ 40,801	$ 627	$ 119,503	$ 11,067	$ 2,044

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z
Assets					
Investments in mutual funds at fair value	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Total assets	1,189	7,599	56	18,835	42
Net assets	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Net assets					
Accumulation units	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Total number of mutual fund shares	116,483	498,293	1,990	2,202,884	3,514
Cost of mutual fund shares	$ 1,278	$ 12,209	$ 58	$ 22,575	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total assets	9,975	101	2	437	14,703
Net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Net assets					
Accumulation units	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total number of mutual fund shares	831,257	8,416	210	28,024	339,570
Cost of mutual fund shares	$ 10,015	$ 99	$ 2	$ 466	$ 15,300

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total assets	3,984	910	254	2,471	499
Net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Net assets					
Accumulation units	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total number of mutual fund shares	137,900	37,111	8,249	236,503	78,156
Cost of mutual fund shares	$ 4,104	$ 949	$ 272	$ 2,508	$ 589

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class		Templeton Global Bond Fund - Class A		Third Avenue Real Estate Value Fund - Institutional Class		Thornburg International Value Fund - Class R4		Touchstone Value Fund - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	32,007	$	144,039	$	19	$	51	$	1,586
Total assets		32,007		144,039		19		51		1,586
Net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Net assets										
Accumulation units	$	32,007	$	144,039	$	19	$	51	$	1,586
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Total number of mutual fund shares		2,776,006		12,438,602		659		2,123		182,551
Cost of mutual fund shares	$	36,146	$	164,063	$	21	$	57	$	1,716

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total assets	7,214	116	237	26	45
Net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Net assets					
Accumulation units	$ 7,214	$ 116	$ 237	$ 26	$ 45
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total number of mutual fund shares	838,814	7,010	11,188	1,239	1,445
Cost of mutual fund shares	$ 10,659	$ 95	$ 214	$ 26	$ 48

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total assets	28	259,147	124	88	1,406
Net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Net assets					
Accumulation units	$ 28	$ 243,469	$ 124	$ 88	$ 1,406
Contracts in payout (annuitization)	—	15,678	—	—	—
Total net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total number of mutual fund shares	821	18,379,237	4,017	8,090	74,057
Cost of mutual fund shares	$ 29	$ 218,620	$ 117	$ 95	$ 1,280

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total assets	3,252	1,395	477,808	2,668	2,295
Net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Net assets					
Accumulation units	$ 3,252	$ 1,395	$ 460,726	$ 2,668	$ 2,295
Contracts in payout (annuitization)	—	—	17,082	—	—
Total net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total number of mutual fund shares	380,380	141,034	38,163,591	214,479	230,633
Cost of mutual fund shares	$ 3,375	$ 1,412	$ 480,564	$ 2,755	$ 2,469

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total assets	34	27,564	19,604	163	443,531
Net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Net assets					
Accumulation units	$ 34	$ 27,564	$ 19,604	$ 163	$ 442,343
Contracts in payout (annuitization)	—	—	—	—	1,188
Total net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total number of mutual fund shares	3,625	2,954,338	2,101,182	9,010	23,088,559
Cost of mutual fund shares	$ 38	$ 30,923	$ 21,987	$ 144	$ 390,391

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total assets	5,927	21	325,457	1,658	37
Net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Net assets					
Accumulation units	$ 5,927	$ 21	$ 321,932	$ 1,658	$ 37
Contracts in payout (annuitization)	—	—	3,525	—	—
Total net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total number of mutual fund shares	314,442	1,891	29,267,702	150,763	3,755
Cost of mutual fund shares	$ 5,905	$ 20	$ 294,646	$ 1,843	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		Voya Multi-Manager Large Cap Core Portfolio - Service Class		Voya U.S. Stock Index Portfolio - Institutional Class		VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		VY® Clarion Global Real Estate Portfolio - Adviser Class	
Assets										
Investments in mutual funds										
at fair value	$	14,188	$	391	$	15,178	$	38	$	7
Total assets		14,188		391		15,178		38		7
Net assets	$	14,188	$	391	$	15,178	$	38	$	7
Net assets										
Accumulation units	$	13,957	$	391	$	15,178	$	38	$	7
Contracts in payout (annuitization)		231		—		—		—		—
Total net assets	$	14,188	$	391	$	15,178	$	38	$	7
Total number of mutual fund shares		978,476		26,928		1,137,760		4,316		626
Cost of mutual fund shares	$	13,159	$	343	$	16,254	$	44	$	7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total assets	88,362	39	2,262	62,453	31,516
Net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Net assets					
Accumulation units	$ 88,362	$ 39	$ —	$ 62,453	$ 31,516
Contracts in payout (annuitization)	—	—	2,262	—	—
Total net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total number of mutual fund shares	7,507,375	1,144	63,331	1,754,303	2,067,951
Cost of mutual fund shares	$ 79,023	$ 33	$ 1,725	$ 45,144	$ 34,880

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total assets	50,269	29	21,900	25,661	223
Net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Net assets					
Accumulation units	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total number of mutual fund shares	3,331,265	1,964	852,792	994,211	17,237
Cost of mutual fund shares	$ 52,384	$ 33	$ 24,483	$ 25,988	$ 304

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total assets	17,138	15,507	41	29,923	22,617
Net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Net assets					
Accumulation units	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total number of mutual fund shares	1,266,678	1,152,065	2,421	1,692,461	1,293,902
Cost of mutual fund shares	$ 24,481	$ 22,212	$ 41	$ 31,596	$ 23,591

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total assets	33	429	221,682	625,604	1,257
Net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Net assets					
Accumulation units	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total number of mutual fund shares	2,129	16,972	8,487,058	23,941,981	96,489
Cost of mutual fund shares	$ 34	$ 431	$ 223,098	$ 573,279	$ 1,236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Total assets	93,280	91	7,397	732	5,153
Net assets	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Net assets					
Accumulation units	$ 93,069	$ 91	$ 7,397	$ 732	$ 5,153
Contracts in payout (annuitization)	211	—	—	—	—
Total net assets	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Total number of mutual fund shares	7,055,958	7,145	581,982	54,408	381,119
Cost of mutual fund shares	$ 88,160	$ 84	$ 7,054	$ 708	$ 5,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Total assets	226,716	165	318	269	78,391
Net assets	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Net assets					
Accumulation units	$ 225,339	$ 165	$ 318	$ 269	$ 76,570
Contracts in payout (annuitization)	1,377	—	—	—	1,821
Total net assets	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Total number of mutual fund shares	226,715,794	8,443	6,533	27,386	7,862,677
Cost of mutual fund shares	$ 226,716	$ 157	$ 282	$ 300	$ 89,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total assets	840	5,964	2,199	3,706	7,118
Net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Net assets					
Accumulation units	$ 831	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Contracts in payout (annuitization)	9	—	—	—	—
Total net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total number of mutual fund shares	84,255	572,394	213,285	364,724	672,770
Cost of mutual fund shares	$ 931	$ 6,635	$ 2,416	$ 3,918	$ 8,049

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total assets	3,385	2,330	6,581	1,240	2,021
Net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Net assets					
Accumulation units	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total number of mutual fund shares	323,291	225,577	607,070	115,864	191,419
Cost of mutual fund shares	$ 3,815	$ 2,476	$ 7,495	$ 1,384	$ 2,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total assets	1,459	734	532	3,153	1,296
Net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Net assets					
Accumulation units	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total number of mutual fund shares	109,041	55,368	40,369	322,750	133,869
Cost of mutual fund shares	$ 1,586	$ 809	$ 578	$ 3,209	$ 1,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 1,292	$ 440	$ 2,461	$ 131,712	$ 13,036
Total assets	1,292	440	2,461	131,712	13,036
Net assets	$ 1,292	$ 440	$ 2,461	$ 131,712	$ 13,036
Net assets					
Accumulation units	$ 1,292	$ 440	$ 2,461	$ 131,712	$ 13,036
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,292	$ 440	$ 2,461	$ 131,712	$ 13,036
Total number of mutual fund shares	136,032	39,380	215,102	11,635,367	1,181,889
Cost of mutual fund shares	$ 1,317	$ 437	$ 2,803	$ 131,971	$ 13,687

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total assets	175	3,633	128,935	12,529	31
Net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Net assets					
Accumulation units	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total number of mutual fund shares	15,529	314,779	11,280,438	1,131,838	2,738
Cost of mutual fund shares	$ 170	$ 4,015	$ 132,269	$ 13,400	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total assets	2,014	94,100	7,401	1,180	14,170
Net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Net assets					
Accumulation units	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total number of mutual fund shares	176,046	8,334,790	670,372	92,616	1,122,809
Cost of mutual fund shares	$ 2,141	$ 99,403	$ 8,331	$ 1,241	$ 15,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total assets	1,174	4,678	967	6,503	71,177
Net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Net assets					
Accumulation units	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total number of mutual fund shares	93,452	491,367	88,914	584,847	6,447,227
Cost of mutual fund shares	$ 1,306	$ 5,076	$ 981	$ 6,749	$ 72,599

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total assets	6,948	5,865	78	20,011	50,668
Net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Net assets					
Accumulation units	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,132
Contracts in payout (annuitization)	—	—	—	—	536
Total net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total number of mutual fund shares	645,154	602,743	7,195	1,763,090	4,515,845
Cost of mutual fund shares	$ 7,062	$ 6,390	$ 92	$ 23,360	$ 55,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total assets	336	142,519	14,625	272	5,950
Net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Net assets					
Accumulation units	$ 336	$ 141,505	$ 14,531	$ 272	$ 5,950
Contracts in payout (annuitization)	—	1,014	94	—	—
Total net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total number of mutual fund shares	12,625	5,169,343	658,504	17,349	370,928
Cost of mutual fund shares	$ 299	$ 104,832	$ 12,978	$ 205	$ 5,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total assets	3,195	429	62,485	1,534	310,862
Net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Net assets					
Accumulation units	$ 3,195	$ 429	$ 61,396	$ 1,534	$ 307,532
Contracts in payout (annuitization)	—	—	1,089	—	3,330
Total net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total number of mutual fund shares	207,480	28,468	4,118,981	37,598	7,496,064
Cost of mutual fund shares	$ 2,891	$ 315	$ 47,734	$ 1,632	$ 295,174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total assets	1,429	301	7,118	61,629	532
Net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Net assets					
Accumulation units	$ 1,429	$ 301	$ 7,118	$ 60,261	$ 532
Contracts in payout (annuitization)	—	—	—	1,368	—
Total net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total number of mutual fund shares	34,736	16,141	373,866	3,262,543	30,744
Cost of mutual fund shares	$ 1,571	$ 273	$ 7,708	$ 56,116	$ 436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total assets	561,053	1,159	33,264	756	379
Net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Net assets					
Accumulation units	$ 557,502	$ 1,159	$ 32,459	$ 756	$ 379
Contracts in payout (annuitization)	3,551	—	805	—	—
Total net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total number of mutual fund shares	31,221,672	66,688	3,088,590	70,291	38,525
Cost of mutual fund shares	$ 441,171	$ 1,027	$ 37,794	$ 835	$ 338

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total assets	394,816	994	1,424	381,587	4,226
Net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Net assets					
Accumulation units	$ 392,767	$ 994	$ 1,424	$ 378,988	$ 4,226
Contracts in payout (annuitization)	2,049	—	—	2,599	—
Total net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total number of mutual fund shares	37,246,761	96,473	17,438	4,429,848	50,367
Cost of mutual fund shares	$ 330,570	$ 990	$ 1,023	$ 281,981	$ 3,697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total assets	345	88,438	308	1,470	33,353
Net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Net assets					
Accumulation units	$ 345	$ 86,616	$ 308	$ 1,470	$ 32,574
Contracts in payout (annuitization)	—	1,822	—	—	779
Total net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total number of mutual fund shares	31,179	7,896,274	27,680	85,217	2,727,146
Cost of mutual fund shares	$ 349	$ 86,408	$ 312	$ 1,503	$ 31,271

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total assets	70,037	63,542	1,408	1,206,913	290
Net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Net assets					
Accumulation units	$ 69,317	$ 62,329	$ 1,408	$ 1,133,076	$ 290
Contracts in payout (annuitization)	720	1,213	—	73,837	—
Total net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total number of mutual fund shares	5,265,955	5,003,336	50,625	42,904,849	10,403
Cost of mutual fund shares	$ 54,906	$ 51,460	$ 1,323	$ 992,809	$ 319

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total assets	96,475	11,940	323,462	282	327,049
Net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Net assets					
Accumulation units	$ 95,033	$ 11,940	$ 319,093	$ 282	$ 325,589
Contracts in payout (annuitization)	1,442	—	4,369	—	1,460
Total net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total number of mutual fund shares	10,791,392	1,337,101	14,492,005	12,751	15,769,017
Cost of mutual fund shares	$ 102,620	$ 12,708	$ 214,976	$ 202	$ 271,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 300	$ 133,988	$ 276	$ 29,868	$ 7
Total assets	300	133,988	276	29,868	7
Net assets	$ 300	$ 133,988	$ 276	$ 29,868	$ 7
Net assets					
Accumulation units	$ 300	$ 133,102	$ 276	$ 29,381	$ 7
Contracts in payout (annuitization)	—	886	—	487	—
Total net assets	$ 300	$ 133,988	$ 276	$ 29,868	$ 7
Total number of mutual fund shares	14,642	6,098,679	12,673	3,311,359	737
Cost of mutual fund shares	$ 252	$ 90,517	$ 185	$ 29,872	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total assets	27,315	1,170	62,008	389	440
Net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Net assets					
Accumulation units	$ 26,929	$ 1,170	$ 62,008	$ —	$ 440
Contracts in payout (annuitization)	386	—	—	389	—
Total net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total number of mutual fund shares	1,054,617	45,409	3,875,489	24,518	23,462
Cost of mutual fund shares	$ 23,808	$ 794	$ 50,799	$ 333	$ 429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total assets	9,518	11,132	77,658	33,953	140,805
Net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Net assets					
Accumulation units	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 138,874
Contracts in payout (annuitization)	—	—	—	—	1,931
Total net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total number of mutual fund shares	510,088	415,220	5,062,480	2,382,696	7,136,610
Cost of mutual fund shares	$ 9,255	$ 9,619	$ 75,564	$ 34,866	$ 130,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total assets	314	13,331	128,449	1,232	50,351
Net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Net assets					
Accumulation units	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total number of mutual fund shares	16,224	1,267,197	9,964,975	99,799	2,031,100
Cost of mutual fund shares	$ 299	$ 13,664	$ 139,754	$ 1,308	$ 50,762

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3
Assets					
Investments in mutual funds at fair value	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total assets	121	44,253	62,371	64,131	2,936
Net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Net assets					
Accumulation units	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total number of mutual fund shares	5,121	1,681,362	2,580,494	2,019,860	76,912
Cost of mutual fund shares	$ 122	$ 52,455	$ 68,661	$ 69,068	$ 2,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Assets			
Investments in mutual funds			
at fair value	$ 127,190	$ 95	$ 103,636
Total assets	127,190	95	103,636
Net assets	$ 127,190	$ 95	$ 103,636
Net assets			
Accumulation units	$ 127,190	$ 95	$ 103,636
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 127,190	$ 95	$ 103,636
Total number of mutual fund shares	3,323,483	5,335	3,949,532
Cost of mutual fund shares	$ 104,527	$ 147	$ 87,749

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 7	$ 11	$ 2	$ 1
Expenses:					
Mortality and expense risks and other charges	2	6	—	—	39
Total expenses	2	6	—	—	39
Net investment income (loss)	—	1	11	2	(38)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	20	37	(8)	—	1
Capital gains distributions	5	—	—	—	220
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—	221
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)	(381)
Net realized and unrealized gain (loss) on investments	(1)	—	(130)	(3)	(160)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ 1	$ (119)	$ (1)	$ (198)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 7	$ —	$ —	$ 6
Expenses:					
Mortality and expense risks and other charges	1	4	—	4	1
Total expenses	1	4	—	4	1
Net investment income (loss)	(1)	3	—	(4)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	4	(9)	22	(2)
Capital gains distributions	7	—	6	61	—
Total realized gain (loss) on investments and capital gains distributions	10	4	(3)	83	(2)
Net unrealized appreciation (depreciation) of investments	(12)	(22)	(2)	(85)	(11)
Net realized and unrealized gain (loss) on investments	(2)	(18)	(5)	(2)	(13)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (15)	$ (5)	$ (6)	$ (8)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ —	$ 413
Expenses:					
Mortality and expense risks and other charges	8	—	3	277	388
Total expenses	8	—	3	277	388
Net investment income (loss)	(7)	—	(3)	(277)	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	—	10	1,215	1,726
Capital gains distributions	56	—	31	140	3,774
Total realized gain (loss) on investments and capital gains distributions	45	—	41	1,355	5,500
Net unrealized appreciation (depreciation) of investments	(135)	(2)	(72)	(57)	(7,990)
Net realized and unrealized gain (loss) on investments	(90)	(2)	(31)	1,298	(2,490)
Net increase (decrease) in net assets resulting from operations	$ (97)	$ (2)	$ (34)	$ 1,021	$ (2,465)

The accompanying notes are an integral part of these financial statements.

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 6	$ 1	$ 9
Expenses:					
Mortality and expense risks and other charges	7	41	2	—	4
Total expenses	7	41	2	—	4
Net investment income (loss)	(7)	(41)	4	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	169	180	3	—	(6)
Capital gains distributions	94	51	—	—	73
Total realized gain (loss) on investments and capital gains distributions	263	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(166)	(138)	(33)	(2)	(122)
Net realized and unrealized gain (loss) on investments	97	93	(30)	(2)	(55)
Net increase (decrease) in net assets resulting from operations	$ 90	$ 52	$ (26)	$ (1)	$ (50)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 192	$ 1,010	$ 81	$ 1	$ 248
Expenses:					
Mortality and expense risks and other					
charges	413	706	34	1	285
Total expenses	413	706	34	1	285
Net investment income (loss)	(221)	304	47	—	(37)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,574	4,703	1,152	—	(767)
Capital gains distributions	2,428	3,265	202	6	—
Total realized gain (loss) on investments					
and capital gains distributions	5,002	7,968	1,354	6	(767)
Net unrealized appreciation					
(depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)	(19)
Net realized and unrealized gain (loss)					
on investments	(329)	(3,196)	42	(8)	(786)
Net increase (decrease) in net assets					
resulting from operations	$ (550)	$ (2,892)	$ 89	$ (8)	$ (823)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-4	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 197	$ 16	$ 1,003	$ 55	$ 6
Expenses:					
Mortality and expense risks and other					
charges	124	8	600	9	5
Total expenses	124	8	600	9	5
Net investment income (loss)	73	8	403	46	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	864	317	2,937	25	37
Capital gains distributions	602	64	3,166	127	54
Total realized gain (loss) on investments					
and capital gains distributions	1,466	381	6,103	152	91
Net unrealized appreciation					
(depreciation) of investments	(2,319)	(331)	(4,824)	(289)	(133)
Net realized and unrealized gain (loss)					
on investments	(853)	50	1,279	(137)	(42)
Net increase (decrease) in net assets					
resulting from operations	$ (780)	$ 58	$ 1,682	$ (91)	$ (41)

The accompanying notes are an integral part of these financial statements.

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 80	$ 65	$ 107	$ 24	$ 2
Expenses:					
Mortality and expense risks and other charges	136	150	366	8	—
Total expenses	136	150	366	8	—
Net investment income (loss)	(56)	(85)	(259)	16	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	651	419	984	160	—
Capital gains distributions	1,624	—	1,910	175	16
Total realized gain (loss) on investments and capital gains distributions	2,275	419	2,894	335	16
Net unrealized appreciation (depreciation) of investments	(2,958)	(1,190)	(7,281)	(360)	(14)
Net realized and unrealized gain (loss) on investments	(683)	(771)	(4,387)	(25)	2
Net increase (decrease) in net assets resulting from operations	$ (739)	$ (856)	$ (4,646)	$ (9)	$ 4

The accompanying notes are an integral part of these financial statements.

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 148	$ 1	$ 109	$ 192	$ 60
Expenses:					
Mortality and expense risks and other charges	49	—	165	95	562
Total expenses	49	—	165	95	562
Net investment income (loss)	99	1	(56)	97	(502)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(44)	(1)	568	73	238
Capital gains distributions	1,200	7	1,733	—	215
Total realized gain (loss) on investments and capital gains distributions	1,156	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(1,697)	(11)	(3,348)	(247)	(1,649)
Net realized and unrealized gain (loss) on investments	(541)	(5)	(1,047)	(174)	(1,196)
Net increase (decrease) in net assets resulting from operations	$ (442)	$ (4)	$ (1,103)	$ (77)	$ (1,698)

The accompanying notes are an integral part of these financial statements.

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 17	$ 201	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	1	4	84	1	1
Total expenses	1	4	84	1	1
Net investment income (loss)	4	13	117	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	17	202	4	(2)
Capital gains distributions	—	13	788	21	6
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25	4
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)	(4)
Net realized and unrealized gain (loss) on investments	(13)	(44)	(1)	1	—
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (31)	$ 116	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 26	$ —	$ 3	$ —	$ 163
Expenses:					
Mortality and expense risks and other charges	81	—	2	—	41
Total expenses	81	—	2	—	41
Net investment income (loss)	(55)	—	1	—	122
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	402	—	2	—	(27)
Capital gains distributions	1,268	—	87	—	—
Total realized gain (loss) on investments and capital gains distributions	1,670	—	89	—	(27)
Net unrealized appreciation (depreciation) of investments	(2,162)	—	(101)	—	(196)
Net realized and unrealized gain (loss) on investments	(492)	—	(12)	—	(223)
Net increase (decrease) in net assets resulting from operations	$ (547)	$ —	$ (11)	$ —	$ (101)

The accompanying notes are an integral part of these financial statements.

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 6	$ —	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	—	9	—	—	—
Total expenses	—	9	—	—	—
Net investment income (loss)	—	(3)	—	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(8)	—	—	—
Capital gains distributions	90	58	1	—	—
Total realized gain (loss) on investments and capital gains distributions	86	50	1	—	—
Net unrealized appreciation (depreciation) of investments	(68)	(125)	(2)	—	(7)
Net realized and unrealized gain (loss) on investments	18	(75)	(1)	—	(7)
Net increase (decrease) in net assets resulting from operations	$ 18	$ (78)	$ (1)	$ —	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 7	$ 4	$ 12	$ 1
Expenses:					
Mortality and expense risks and other charges	—	3	3	8	1
Total expenses	—	3	3	8	1
Net investment income (loss)	11	4	1	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	20	2	42	(3)
Capital gains distributions	88	—	14	49	9
Total realized gain (loss) on investments and capital gains distributions	84	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(188)	(70)	(36)	(95)	(8)
Net realized and unrealized gain (loss) on investments	(104)	(50)	(20)	(4)	(2)
Net increase (decrease) in net assets resulting from operations	$ (93)	$ (46)	$ (19)	$ —	$ (2)

The accompanying notes are an integral part of these financial statements.

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 88	$ 4,885	$ 4	$ 8,574	$ 749
Expenses:					
Mortality and expense risks and other charges	37	2,590	11	2,795	2,833
Total expenses	37	2,590	11	2,795	2,833
Net investment income (loss)	51	2,295	(7)	5,779	(2,084)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	365	(997)	13	(7,095)	15,867
Capital gains distributions	81	3,641	46	26,977	9,084
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882	24,951
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)	(5,243)
Net realized and unrealized gain (loss) on investments	(134)	(7,271)	19	(19,282)	19,708
Net increase (decrease) in net assets resulting from operations	$ (83)	$ (4,976)	$ 12	$ (13,503)	$ 17,624

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 739	$ 425	$ 13,372	$ 3,594	$ —
Expenses:					
Mortality and expense risks and other charges	129	298	12,141	2,084	—
Total expenses	129	298	12,141	2,084	—
Net investment income (loss)	610	127	1,231	1,510	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	(237)	28,924	5,336	3,813
Capital gains distributions	—	31	120,971	113	3,431
Total realized gain (loss) on investments and capital gains distributions	(12)	(206)	149,895	5,449	7,244
Net unrealized appreciation (depreciation) of investments	(1,118)	791	(151,601)	(6,756)	(5,517)
Net realized and unrealized gain (loss) on investments	(1,130)	585	(1,706)	(1,307)	1,727
Net increase (decrease) in net assets resulting from operations	$ (520)	$ 712	$ (475)	$ 203	$ 1,727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 354	$ 25	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	253	13	3	—	3
Total expenses	253	13	3	—	3
Net investment income (loss)	101	12	(3)	—	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	133	115	12	—	4
Capital gains distributions	1,536	148	23	—	25
Total realized gain (loss) on investments and capital gains distributions	1,669	263	35	—	29
Net unrealized appreciation (depreciation) of investments	(1,966)	(366)	(32)	(2)	(34)
Net realized and unrealized gain (loss) on investments	(297)	(103)	3	(2)	(5)
Net increase (decrease) in net assets resulting from operations	$ (196)	$ (91)	$ —	$ (2)	$ (8)

The accompanying notes are an integral part of these financial statements.

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 760	$ —	$ 35	$ 2,133	$ —
Expenses:					
Mortality and expense risks and other charges	1,087	—	89	3,609	—
Total expenses	1,087	—	89	3,609	—
Net investment income (loss)	(327)	—	(54)	(1,476)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9,906	—	2,152	9,107	—
Capital gains distributions	17,481	1	1,068	28,370	—
Total realized gain (loss) on investments and capital gains distributions	27,387	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(36,873)	(1)	(2,417)	(19,558)	—
Net realized and unrealized gain (loss) on investments	(9,486)	—	803	17,919	—
Net increase (decrease) in net assets resulting from operations	$ (9,813)	$ —	$ 749	$ 16,443	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 62	$ —	$ 3	$ 2
Expenses:					
Mortality and expense risks and other charges	—	11	9	2	3
Total expenses	—	11	9	2	3
Net investment income (loss)	—	51	(9)	1	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	235	(27)	5	29
Capital gains distributions	—	36	41	5	28
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10	57
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)	(50)
Net realized and unrealized gain (loss) on investments	(1)	(100)	(146)	(2)	7
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (49)	$ (155)	$ (1)	$ 6

The accompanying notes are an integral part of these financial statements.

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 1	$ 1	$ 3	$ 13
Expenses:					
Mortality and expense risks and other charges	—	1	1	2	5
Total expenses	—	1	1	2	5
Net investment income (loss)	1	—	—	1	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	13	1	—	(9)
Capital gains distributions	—	—	15	2	15
Total realized gain (loss) on investments and capital gains distributions	—	13	16	2	6
Net unrealized appreciation (depreciation) of investments	(1)	(16)	(12)	(8)	(16)
Net realized and unrealized gain (loss) on investments	(1)	(3)	4	(6)	(10)
Net increase (decrease) in net assets resulting from operations	$ —	$ (3)	$ 4	$ (5)	$ (2)

The accompanying notes are an integral part of these financial statements.

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3	$ —	$ —	$ 45
Expenses:					
Mortality and expense risks and other charges	—	46	3	3	133
Total expenses	—	46	3	3	133
Net investment income (loss)	—	(43)	(3)	(3)	(88)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	411	1	9	428
Capital gains distributions	—	—	13	23	1,209
Total realized gain (loss) on investments and capital gains distributions	—	411	14	32	1,637
Net unrealized appreciation (depreciation) of investments	—	(661)	(27)	(25)	(2,189)
Net realized and unrealized gain (loss) on investments	—	(250)	(13)	7	(552)
Net increase (decrease) in net assets resulting from operations	$ —	$ (293)	$ (16)	$ 4	$ (640)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ —	$ —	$ 2	$ 9
Expenses:					
Mortality and expense risks and other charges	8	—	2	1	9
Total expenses	8	—	2	1	9
Net investment income (loss)	5	—	(2)	1	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	—	—	11	145
Capital gains distributions	—	2	25	—	—
Total realized gain (loss) on investments and capital gains distributions	(4)	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(9)	(2)	(55)	(3)	(204)
Net realized and unrealized gain (loss) on investments	(13)	—	(30)	8	(59)
Net increase (decrease) in net assets resulting from operations	$ (8)	$ —	$ (32)	$ 9	$ (59)

The accompanying notes are an integral part of these financial statements.

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ 565	$ —	$ 6
Expenses:					
Mortality and expense risks and other					
charges	10	2	949	—	5
Total expenses	10	2	949	—	5
Net investment income (loss)	(10)	2	(384)	—	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	1	1,302	—	106
Capital gains distributions	242	25	5,822	—	37
Total realized gain (loss) on investments					
and capital gains distributions	248	26	7,124	—	143
Net unrealized appreciation					
(depreciation) of investments	(263)	(40)	(11,274)	—	(155)
Net realized and unrealized gain (loss)					
on investments	(15)	(14)	(4,150)	—	(12)
Net increase (decrease) in net assets					
resulting from operations	$ (25)	$ (12)	$ (4,534)	$ —	$ (11)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net investment income (loss)					
Investment income:					
Dividends	$ 15	$ 223	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	—	124	—	1	5
Total expenses	—	124	—	1	5
Net investment income (loss)	15	99	—	—	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	55	—	—	2
Capital gains distributions	34	174	—	1	48
Total realized gain (loss) on investments and capital gains distributions	34	229	—	1	50
Net unrealized appreciation (depreciation) of investments	(54)	(496)	(2)	(2)	(50)
Net realized and unrealized gain (loss) on investments	(20)	(267)	(2)	(1)	—
Net increase (decrease) in net assets resulting from operations	$ (5)	$ (168)	$ (2)	$ (1)	$ (5)

The accompanying notes are an integral part of these financial statements.

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 121	$ 7	$ 846	$ 1
Expenses:					
Mortality and expense risks and other charges	—	123	9	1,053	—
Total expenses	—	123	9	1,053	—
Net investment income (loss)	3	(2)	(2)	(207)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	276	143	1,346	(1)
Capital gains distributions	18	1,053	108	6,749	—
Total realized gain (loss) on investments and capital gains distributions	18	1,329	251	8,095	(1)
Net unrealized appreciation (depreciation) of investments	(22)	(1,510)	(155)	(2,512)	(9)
Net realized and unrealized gain (loss) on investments	(4)	(181)	96	5,583	(10)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (183)	$ 94	$ 5,376	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 23	$ 39	$ —	$ 847	$ 250
Expenses:					
Mortality and expense risks and other charges	15	9	1	2,357	165
Total expenses	15	9	1	2,357	165
Net investment income (loss)	8	30	(1)	(1,510)	85
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(72)	(18)	4	14,284	107
Capital gains distributions	11	—	12	—	—
Total realized gain (loss) on investments and capital gains distributions	(61)	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(36)	(48)	(12)	(48,643)	(5,820)
Net realized and unrealized gain (loss) on investments	(97)	(66)	4	(34,359)	(5,713)
Net increase (decrease) in net assets resulting from operations	$ (89)	$ (36)	$ 3	$ (35,869)	$ (5,628)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	1	1	—
Total expenses	—	1	1	1	—
Net investment income (loss)	—	1	—	(1)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(1)	—	—	—
Capital gains distributions	—	—	—	—	1
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—	1
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15	—
Net realized and unrealized gain (loss) on investments	(7)	(4)	(3)	15	1
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (3)	$ (3)	$ 14	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund℠
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 6	$ 1	$ 253	$ —
Expenses:					
Mortality and expense risks and other charges	2	1	1	244	—
Total expenses	2	1	1	244	—
Net investment income (loss)	1	5	—	9	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	—	3	1,938	—
Capital gains distributions	15	—	11	4,172	—
Total realized gain (loss) on investments and capital gains distributions	17	—	14	6,110	—
Net unrealized appreciation (depreciation) of investments	(11)	(8)	(12)	(7,906)	—
Net realized and unrealized gain (loss) on investments	6	(8)	2	(1,796)	—
Net increase (decrease) in net assets resulting from operations	$ 7	$ (3)	$ 2	$ (1,787)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Parnassus Core Equity Fund[SM] - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 440	$ 361	$ 17	$ 4,425	$ 192
Expenses:					
Mortality and expense risks and other charges	170	440	2	942	80
Total expenses	170	440	2	942	80
Net investment income (loss)	270	(79)	15	3,483	112
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	487	(167)	(10)	(2,671)	132
Capital gains distributions	1,449	2,842	—	—	764
Total realized gain (loss) on investments and capital gains distributions	1,936	2,675	(10)	(2,671)	896
Net unrealized appreciation (depreciation) of investments	(2,502)	(3,229)	(93)	(4,757)	(1,041)
Net realized and unrealized gain (loss) on investments	(566)	(554)	(103)	(7,428)	(145)
Net increase (decrease) in net assets resulting from operations	$ (296)	$ (633)	$ (88)	$ (3,945)	$ (33)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 92	$ 47	$ 398	$ 1	$ 1,036
Expenses:					
Mortality and expense risks and other charges	13	7	85	—	205
Total expenses	13	7	85	—	205
Net investment income (loss)	79	40	313	1	831
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(28)	(1,077)	—	(671)
Capital gains distributions	13	—	1,345	1	741
Total realized gain (loss) on investments and capital gains distributions	22	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(197)	(36)	(2,162)	(2)	(1,853)
Net realized and unrealized gain (loss) on investments	(175)	(64)	(1,894)	(1)	(1,783)
Net increase (decrease) in net assets resulting from operations	$ (96)	$ (24)	$ (1,581)	$ —	$ (952)

The accompanying notes are an integral part of these financial statements.

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 202	$ 2	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	—	88	—	—	1
Total expenses	—	88	—	—	1
Net investment income (loss)	1	114	2	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	560	10	—	(5)
Capital gains distributions	4	1,022	10	—	23
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—	18
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—	(29)
Net realized and unrealized gain (loss) on investments	(7)	(422)	(4)	—	(11)
Net increase (decrease) in net assets resulting from operations	$ (6)	$ (308)	$ (2)	$ —	$ (10)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 6	$ 4	$ 15
Expenses:					
Mortality and expense risks and other					
charges	137	—	5	3	6
Total expenses	137	—	5	3	6
Net investment income (loss)	(137)	1	1	1	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	352	(2)	67	40	(1)
Capital gains distributions	907	152	89	16	16
Total realized gain (loss) on investments					
and capital gains distributions	1,259	150	156	56	15
Net unrealized appreciation					
(depreciation) of investments	(1,146)	(120)	(198)	(70)	(37)
Net realized and unrealized gain (loss)					
on investments	113	30	(42)	(14)	(22)
Net increase (decrease) in net assets					
resulting from operations	$ (24)	$ 31	$ (41)	$ (13)	$ (13)

The accompanying notes are an integral part of these financial statements.

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 1,168	$ 4,930	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	8	162	1,557	—	—
Total expenses	8	162	1,557	—	—
Net investment income (loss)	—	1,006	3,373	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(736)	(617)	—	—
Capital gains distributions	—	—	—	1	8
Total realized gain (loss) on investments and capital gains distributions	14	(736)	(617)	1	8
Net unrealized appreciation (depreciation) of investments	(27)	(1,886)	(11,410)	(2)	(5)
Net realized and unrealized gain (loss) on investments	(13)	(2,622)	(12,027)	(1)	3
Net increase (decrease) in net assets resulting from operations	$ (13)	$ (1,616)	$ (8,654)	$ (1)	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 16	$ —	$ 3	$ 6	$ —
Expenses:					
Mortality and expense risks and other charges	—	81	1	2	—
Total expenses	—	81	1	2	—
Net investment income (loss)	16	(81)	2	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(1,122)	—	17	—
Capital gains distributions	93	—	7	15	3
Total realized gain (loss) on investments and capital gains distributions	91	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(130)	(1,097)	(13)	(36)	(4)
Net realized and unrealized gain (loss) on investments	(39)	(2,219)	(6)	(4)	(1)
Net increase (decrease) in net assets resulting from operations	$ (23)	$ (2,300)	$ (4)	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 5,611	$ —	$ 2
Expenses:					
Mortality and expense risks and other					
charges	—	—	3,064	1	1
Total expenses	—	—	3,064	1	1
Net investment income (loss)	—	—	2,547	(1)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	1	2,985	—	(13)
Capital gains distributions	1	3	—	8	5
Total realized gain (loss) on investments					
and capital gains distributions	1	4	2,985	8	(8)
Net unrealized appreciation					
(depreciation) of investments	(3)	(3)	(13,339)	(2)	(7)
Net realized and unrealized gain (loss)					
on investments	(2)	1	(10,354)	6	(15)
Net increase (decrease) in net assets					
resulting from operations	$ (2)	$ 1	$ (7,807)	$ 5	$ (14)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 43	$ 102	$ 36	$ 16,711	$ 85
Expenses:					
Mortality and expense risks and other charges	8	25	9	3,612	6
Total expenses	8	25	9	3,612	6
Net investment income (loss)	35	77	27	13,099	79
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	265	(32)	(6)	(858)	7
Capital gains distributions	69	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	334	(32)	(6)	(858)	7
Net unrealized appreciation (depreciation) of investments	(342)	(16)	(23)	(13,900)	(93)
Net realized and unrealized gain (loss) on investments	(8)	(48)	(29)	(14,758)	(86)
Net increase (decrease) in net assets resulting from operations	$ 27	$ 29	$ (2)	$ (1,659)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 47	$ —	$ 1,269	$ 2	$ 1,853
Expenses:					
Mortality and expense risks and other charges	17	—	145	—	208
Total expenses	17	—	145	—	208
Net investment income (loss)	30	—	1,124	2	1,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	(7)	(3,988)	—	(332)
Capital gains distributions	66	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	36	(7)	(3,988)	—	(332)
Net unrealized appreciation (depreciation) of investments	(169)	6	836	(3)	(1,979)
Net realized and unrealized gain (loss) on investments	(133)	(1)	(3,152)	(3)	(2,311)
Net increase (decrease) in net assets resulting from operations	$ (103)	$ (1)	$ (2,028)	$ (1)	$ (666)

The accompanying notes are an integral part of these financial statements.

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,362	$ —	$ 2,506	$ 20	$ —
Expenses:					
Mortality and expense risks and other charges	215	1	4,091	23	—
Total expenses	215	1	4,091	23	—
Net investment income (loss)	1,147	(1)	(1,585)	(3)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(321)	23	11,550	83	—
Capital gains distributions	—	20	43,367	537	1
Total realized gain (loss) on investments and capital gains distributions	(321)	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(1,454)	(35)	(30,020)	(304)	(3)
Net realized and unrealized gain (loss) on investments	(1,775)	8	24,897	316	(2)
Net increase (decrease) in net assets resulting from operations	$ (628)	$ 7	$ 23,312	$ 313	$ (2)

The accompanying notes are an integral part of these financial statements.

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,539	$ 29	$ —	$ 153	$ 3
Expenses:					
Mortality and expense risks and other charges	3,442	9	—	133	4
Total expenses	3,442	9	—	133	4
Net investment income (loss)	3,097	20	—	20	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	21,710	(21)	—	1,533	8
Capital gains distributions	18,679	97	—	1,106	24
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639	32
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)	(37)
Net realized and unrealized gain (loss) on investments	(22,243)	(124)	—	(217)	(5)
Net increase (decrease) in net assets resulting from operations	$ (19,146)	$ (104)	$ —	$ (197)	$ (6)

The accompanying notes are an integral part of these financial statements.

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 303	$ —	$ —	$ 3,000	$ 1
Expenses:					
Mortality and expense risks and other charges	70	—	—	792	—
Total expenses	70	—	—	792	—
Net investment income (loss)	233	—	—	2,208	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,899	(1)	(1)	4,591	6
Capital gains distributions	1,928	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,827	(1)	(1)	4,591	6
Net unrealized appreciation (depreciation) of investments	(3,944)	(1)	(1)	(9,097)	(5)
Net realized and unrealized gain (loss) on investments	(117)	(2)	(2)	(4,506)	1
Net increase (decrease) in net assets resulting from operations	$ 116	$ (2)	$ (2)	$ (2,298)	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 36	$ 848	$ 137	$ 87	$ —
Expenses:					
Mortality and expense risks and other charges	23	574	158	492	—
Total expenses	23	574	158	492	—
Net investment income (loss)	13	274	(21)	(405)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	150	4,820	1,311	1,498	3
Capital gains distributions	—	—	5,978	9,503	5
Total realized gain (loss) on investments and capital gains distributions	150	4,820	7,289	11,001	8
Net unrealized appreciation (depreciation) of investments	(109)	(4,118)	(7,770)	(11,836)	(8)
Net realized and unrealized gain (loss) on investments	41	702	(481)	(835)	—
Net increase (decrease) in net assets resulting from operations	$ 54	$ 976	$ (502)	$ (1,240)	$ —

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 783	$ 855	$ 2	$ 306	$ 220
Expenses:					
Mortality and expense risks and other charges	100	239	1	212	190
Total expenses	100	239	1	212	190
Net investment income (loss)	683	616	1	94	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	725	1,335	(20)	(981)	(747)
Capital gains distributions	3,068	3,641	20	1,332	1,212
Total realized gain (loss) on investments and capital gains distributions	3,793	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(5,190)	(6,614)	(52)	(3,910)	(3,685)
Net realized and unrealized gain (loss) on investments	(1,397)	(1,638)	(52)	(3,559)	(3,220)
Net increase (decrease) in net assets resulting from operations	$ (714)	$ (1,022)	$ (51)	$ (3,465)	$ (3,190)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 137	$ 48	$ 1	$ 4
Expenses:					
Mortality and expense risks and other					
charges	—	133	219	—	1
Total expenses	—	133	219	—	1
Net investment income (loss)	—	4	(171)	1	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	557	711	—	9
Capital gains distributions	3	3,508	2,731	4	51
Total realized gain (loss) on investments					
and capital gains distributions	7	4,065	3,442	4	60
Net unrealized appreciation					
(depreciation) of investments	(7)	(5,369)	(4,375)	(2)	(43)
Net realized and unrealized gain (loss)					
on investments	—	(1,304)	(933)	2	17
Net increase (decrease) in net assets					
resulting from operations	$ —	$ (1,300)	$ (1,104)	$ 3	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3,336	$ 7,929	$ 24	$ 2,119	$ 1
Expenses:					
Mortality and expense risks and other charges	928	5,615	5	791	—
Total expenses	928	5,615	5	791	—
Net investment income (loss)	2,408	2,314	19	1,328	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,786	5,532	64	9,682	8
Capital gains distributions	26,319	77,308	180	13,379	—
Total realized gain (loss) on investments and capital gains distributions	28,105	82,840	244	23,061	8
Net unrealized appreciation (depreciation) of investments	(20,669)	(60,977)	(374)	(32,856)	(10)
Net realized and unrealized gain (loss) on investments	7,436	21,863	(130)	(9,795)	(2)
Net increase (decrease) in net assets resulting from operations	$ 9,844	$ 24,177	$ (111)	$ (8,467)	$ (1)

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 73	$ 23	$ 161	$ 1	$ 3
Expenses:					
Mortality and expense risks and other					
charges	79	6	61	1,680	1
Total expenses	79	6	61	1,680	1
Net investment income (loss)	(6)	17	100	(1,679)	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	674	33	288	—	5
Capital gains distributions	—	23	176	26	—
Total realized gain (loss) on investments					
and capital gains distributions	674	56	464	26	5
Net unrealized appreciation					
(depreciation) of investments	(854)	(135)	(1,061)	—	(11)
Net realized and unrealized gain (loss)					
on investments	(180)	(79)	(597)	26	(6)
Net increase (decrease) in net assets					
resulting from operations	$ (186)	$ (62)	$ (497)	$ (1,653)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 91	$ 170	$ 7,931	$ —
Expenses:					
Mortality and expense risks and other charges	2	4	7	932	1
Total expenses	2	4	7	932	1
Net investment income (loss)	0	87	163	6,999	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(216)	(297)	(17,373)	(11)
Capital gains distributions	—	110	171	8,805	—
Total realized gain (loss) on investments and capital gains distributions	14	(106)	(126)	(8,568)	(11)
Net unrealized appreciation (depreciation) of investments	7	19	(35)	1,265	(4)
Net realized and unrealized gain (loss) on investments	21	(87)	(161)	(7,303)	(15)
Net increase (decrease) in net assets resulting from operations	$ 21	$ —	$ 2	$ (304)	$ (16)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 103	$ 33	$ 34
Expenses:					
Mortality and expense risks and other charges	822	4	13	5	6
Total expenses	822	4	13	5	6
Net investment income (loss)	(822)	(4)	90	28	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(520)	(19)	(485)	(141)	(163)
Capital gains distributions	—	—	356	131	157
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)	(6)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)	(15)
Net realized and unrealized gain (loss) on investments	(3,801)	(41)	(125)	(24)	(21)
Net increase (decrease) in net assets resulting from operations	$ (4,623)	$ (45)	$ (35)	$ 4	$ 7

The accompanying notes are an integral part of these financial statements.

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 102	$ 48	$ 55	$ 109	$ 47
Expenses:					
Mortality and expense risks and other charges	49	22	23	58	22
Total expenses	49	22	23	58	22
Net investment income (loss)	53	26	32	51	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	26	(98)	148	53	15
Capital gains distributions	443	240	332	619	312
Total realized gain (loss) on investments and capital gains distributions	469	142	480	672	327
Net unrealized appreciation (depreciation) of investments	(726)	(252)	(587)	(1,035)	(483)
Net realized and unrealized gain (loss) on investments	(257)	(110)	(107)	(363)	(156)
Net increase (decrease) in net assets resulting from operations	$ (204)	$ (84)	$ (75)	$ (312)	$ (131)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 33	$ 80	$ 14	$ 20	$ 12
Expenses:					
Mortality and expense risks and other charges	15	52	10	13	9
Total expenses	15	52	10	13	9
Net investment income (loss)	18	28	4	7	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	143	2	(6)	121	5
Capital gains distributions	270	582	119	220	80
Total realized gain (loss) on investments and capital gains distributions	413	584	113	341	85
Net unrealized appreciation (depreciation) of investments	(483)	(928)	(152)	(399)	(139)
Net realized and unrealized gain (loss) on investments	(70)	(344)	(39)	(58)	(54)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (316)	$ (35)	$ (51)	$ (51)

The accompanying notes are an integral part of these financial statements.

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 3	$ 21	$ 4	$ 4
Expenses:					
Mortality and expense risks and other charges	6	2	21	7	5
Total expenses	6	2	21	7	5
Net investment income (loss)	1	1	—	(3)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	28	(103)	10	(19)
Capital gains distributions	59	32	59	13	15
Total realized gain (loss) on investments and capital gains distributions	41	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(66)	(77)	(49)	(31)	(25)
Net realized and unrealized gain (loss) on investments	(25)	(17)	(93)	(8)	(29)
Net increase (decrease) in net assets resulting from operations	$ (24)	$ (16)	$ (93)	$ (11)	$ (30)

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 29	$ 143	$ 2,621	$ 295	$ 14
Expenses:					
Mortality and expense risks and other charges	2	9	337	31	2
Total expenses	2	9	337	31	2
Net investment income (loss)	27	134	2,284	264	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	(278)	(748)	(297)	7
Capital gains distributions	85	334	6,842	820	50
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523	57
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)	(71)
Net realized and unrealized gain (loss) on investments	(11)	(80)	(1,303)	(148)	(14)
Net increase (decrease) in net assets resulting from operations	$ 16	$ 54	$ 981	$ 116	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 83	$ 4,464	$ 415	$ 5	$ 112
Expenses:					
Mortality and expense risks and other charges	13	1,157	89	1	21
Total expenses	13	1,157	89	1	21
Net investment income (loss)	70	3,307	326	4	91
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(76)	5,642	533	3	1
Capital gains distributions	244	14,206	1,414	19	380
Total realized gain (loss) on investments and capital gains distributions	168	19,848	1,947	22	381
Net unrealized appreciation (depreciation) of investments	(289)	(24,431)	(2,361)	(26)	(526)
Net realized and unrealized gain (loss) on investments	(121)	(4,583)	(414)	(4)	(145)
Net increase (decrease) in net assets resulting from operations	$ (51)	$ (1,276)	$ (88)	$ —	$ (54)

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 4,398	$ 382	$ 2	$ 52	$ 3,040
Expenses:					
Mortality and expense risks and other charges	1,085	90	—	10	778
Total expenses	1,085	90	—	10	778
Net investment income (loss)	3,313	292	2	42	2,262
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,332	423	5	(39)	4,977
Capital gains distributions	16,082	1,521	12	231	14,627
Total realized gain (loss) on investments and capital gains distributions	21,414	1,944	17	192	19,604
Net unrealized appreciation (depreciation) of investments	(26,629)	(2,376)	(19)	(245)	(23,651)
Net realized and unrealized gain (loss) on investments	(5,215)	(432)	(2)	(53)	(4,047)
Net increase (decrease) in net assets resulting from operations	$ (1,902)	$ (140)	$ —	$ (11)	$ (1,785)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 221	$ 23	$ 328	$ 24	$ 132
Expenses:					
Mortality and expense risks and other charges	52	7	102	6	45
Total expenses	52	7	102	6	45
Net investment income (loss)	169	16	226	18	87
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	253	(22)	196	20	71
Capital gains distributions	1,158	80	1,214	95	364
Total realized gain (loss) on investments and capital gains distributions	1,411	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(1,696)	(85)	(1,937)	(154)	(595)
Net realized and unrealized gain (loss) on investments	(285)	(27)	(527)	(39)	(160)
Net increase (decrease) in net assets resulting from operations	$ (116)	$ (11)	$ (301)	$ (21)	$ (73)

The accompanying notes are an integral part of these financial statements.

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 113	$ 497	$ 28	$ 156
Expenses:					
Mortality and expense risks and other charges	2	22	308	22	57
Total expenses	2	22	308	22	57
Net investment income (loss)	3	91	189	6	99
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	9	230	22	67
Capital gains distributions	7	133	644	38	327
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60	394
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)	(573)
Net realized and unrealized gain (loss) on investments	(19)	(160)	(1,500)	(134)	(179)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ (69)	$ (1,311)	$ (128)	$ (80)

The accompanying notes are an integral part of these financial statements.

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 352	$ 833	$ —	$ 388
Expenses:					
Mortality and expense risks and other charges	—	89	412	1	1,407
Total expenses	—	89	412	1	1,407
Net investment income (loss)	2	263	421	(1)	(1,019)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	421	2,688	31	10,285
Capital gains distributions	26	3,572	10,128	31	12,217
Total realized gain (loss) on investments and capital gains distributions	25	3,993	12,816	62	22,502
Net unrealized appreciation (depreciation) of investments	(30)	(4,659)	(14,488)	(81)	(30,374)
Net realized and unrealized gain (loss) on investments	(5)	(666)	(1,672)	(19)	(7,872)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (403)	$ (1,251)	$ (20)	$ (8,891)

The accompanying notes are an integral part of these financial statements.

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 127	$ 1	$ 19	$ 46	$ 10
Expenses:					
Mortality and expense risks and other charges	146	1	50	16	2
Total expenses	146	1	50	16	2
Net investment income (loss)	(19)	—	(31)	30	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	942	2	300	244	20
Capital gains distributions	1,673	—	—	210	—
Total realized gain (loss) on investments and capital gains distributions	2,615	2	300	454	20
Net unrealized appreciation (depreciation) of investments	(2,308)	(10)	(540)	(549)	(62)
Net realized and unrealized gain (loss) on investments	307	(8)	(240)	(95)	(42)
Net increase (decrease) in net assets resulting from operations	$ 288	$ (8)	$ (271)	$ (65)	$ (34)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,571	$ 29	$ 7,352	$ 35	$ 1
Expenses:					
Mortality and expense risks and other charges	687	6	3,274	14	1
Total expenses	687	6	3,274	14	1
Net investment income (loss)	884	23	4,078	21	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,233	48	7,913	(195)	53
Capital gains distributions	—	129	25,763	201	56
Total realized gain (loss) on investments and capital gains distributions	2,233	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(7,841)	(247)	(47,533)	(111)	(122)
Net realized and unrealized gain (loss) on investments	(5,608)	(70)	(13,857)	(105)	(13)
Net increase (decrease) in net assets resulting from operations	$ (4,724)	$ (47)	$ (9,779)	$ (84)	$ (13)

The accompanying notes are an integral part of these financial statements.

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 65	$ 399	$ 6	$ 8,505	$ 15
Expenses:					
Mortality and expense risks and other charges	62	621	2	5,989	12
Total expenses	62	621	2	5,989	12
Net investment income (loss)	3	(222)	4	2,516	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	167	3,116	29	18,144	74
Capital gains distributions	1,019	9,283	45	44,066	93
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210	167
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)	(144)
Net realized and unrealized gain (loss) on investments	(277)	(2,301)	15	15,817	23
Net increase (decrease) in net assets resulting from operations	$ (274)	$ (2,523)	$ 19	$ 18,333	$ 26

The accompanying notes are an integral part of these financial statements.

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,018	$ 38	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	336	4	1	4,255	8
Total expenses	336	4	1	4,255	8
Net investment income (loss)	1,682	34	(1)	(4,255)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	485	12	16	11,531	75
Capital gains distributions	—	—	64	61,053	153
Total realized gain (loss) on investments and capital gains distributions	485	12	80	72,584	228
Net unrealized appreciation (depreciation) of investments	(3,974)	(91)	(74)	(63,982)	(201)
Net realized and unrealized gain (loss) on investments	(3,489)	(79)	6	8,602	27
Net increase (decrease) in net assets resulting from operations	$ (1,807)	$ (45)	$ 5	$ 4,347	$ 19

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 14	$ 3,811
Expenses:					
Mortality and expense risks and other charges	5	3,242	25	1	986
Total expenses	5	3,242	25	1	986
Net investment income (loss)	(5)	(3,242)	(25)	13	2,825
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	151	11,431	544	—	(851)
Capital gains distributions	230	51,579	609	—	—
Total realized gain (loss) on investments and capital gains distributions	381	63,010	1,153	—	(851)
Net unrealized appreciation (depreciation) of investments	(234)	(26,952)	(711)	(28)	(5,844)
Net realized and unrealized gain (loss) on investments	147	36,058	442	(28)	(6,695)
Net increase (decrease) in net assets resulting from operations	$ 142	$ 32,816	$ 417	$ (15)	$ (3,870)

The accompanying notes are an integral part of these financial statements.

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ —	$ 25	$ 1,183	$ 1,946
Expenses:					
Mortality and expense risks and other					
charges	1	—	4	354	727
Total expenses	1	—	4	354	727
Net investment income (loss)	11	—	21	829	1,219
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	17	8	(3)	2,097	(1,027)
Capital gains distributions	—	20	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	17	28	(3)	2,097	(1,027)
Net unrealized appreciation					
(depreciation) of investments	(43)	(26)	(33)	(3,341)	(1,708)
Net realized and unrealized gain (loss)					
on investments	(26)	2	(36)	(1,244)	(2,735)
Net increase (decrease) in net assets					
resulting from operations	$ (15)	$ 2	$ (15)	$ (415)	$ (1,516)

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Value Advantage Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,924	$ 23	$ 25,529	$ 5	$ 667
Expenses:					
Mortality and expense risks and other charges	627	5	14,416	3	758
Total expenses	627	5	14,416	3	758
Net investment income (loss)	1,297	18	11,113	2	(91)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	502	40	37,636	12	(129)
Capital gains distributions	—	69	58,686	14	—
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26	(129)
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)	(6,145)
Net realized and unrealized gain (loss) on investments	(2,189)	(54)	(41,908)	(12)	(6,274)
Net increase (decrease) in net assets resulting from operations	$ (892)	$ (36)	$ (30,795)	$ (10)	$ (6,365)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 69	$ 5,457	$ 4	$ 3,283	$ 2
Expenses:					
Mortality and expense risks and other charges	130	3,423	1	3,244	1
Total expenses	130	3,423	1	3,244	1
Net investment income (loss)	(61)	2,034	3	39	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(59)	13,323	49	6,597	24
Capital gains distributions	—	—	—	48,820	49
Total realized gain (loss) on investments and capital gains distributions	(59)	13,323	49	55,417	73
Net unrealized appreciation (depreciation) of investments	(768)	(15,795)	(50)	(64,084)	(81)
Net realized and unrealized gain (loss) on investments	(827)	(2,472)	(1)	(8,667)	(8)
Net increase (decrease) in net assets resulting from operations	$ (888)	$ (438)	$ 2	$ (8,628)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,297	$ 2	$ 943	$ —	$ 260
Expenses:					
Mortality and expense risks and other charges	1,391	1	292	—	228
Total expenses	1,391	1	292	—	228
Net investment income (loss)	(94)	1	651	—	32
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,979	8	865	—	1,292
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,979	8	865	—	1,292
Net unrealized appreciation (depreciation) of investments	(9,642)	(19)	(2,367)	—	8
Net realized and unrealized gain (loss) on investments	(5,663)	(11)	(1,502)	—	1,300
Net increase (decrease) in net assets resulting from operations	$ (5,757)	$ (10)	$ (851)	$ —	$ 1,332

The accompanying notes are an integral part of these financial statements.

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 926	$ 6	$ 7	$ 130
Expenses:					
Mortality and expense risks and other charges	4	490	4	5	88
Total expenses	4	490	4	5	88
Net investment income (loss)	6	436	2	2	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	2,482	13	34	457
Capital gains distributions	—	—	—	5	118
Total realized gain (loss) on investments and capital gains distributions	23	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	44	(2,184)	(11)	(58)	(1,037)
Net realized and unrealized gain (loss) on investments	67	298	2	(19)	(462)
Net increase (decrease) in net assets resulting from operations	$ 73	$ 734	$ 4	$ (17)	$ (420)

The accompanying notes are an integral part of these financial statements.

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 76	$ 902	$ 340	$ 734	$ 1
Expenses:					
Mortality and expense risks and other charges	104	501	278	1,408	1
Total expenses	104	501	278	1,408	1
Net investment income (loss)	(28)	401	62	(674)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	923	1,225	494	1,534	1
Capital gains distributions	—	5,568	2,742	21,200	45
Total realized gain (loss) on investments and capital gains distributions	923	6,793	3,236	22,734	46
Net unrealized appreciation (depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)	(50)
Net realized and unrealized gain (loss) on investments	(235)	(3,418)	(1,989)	(1,592)	(4)
Net increase (decrease) in net assets resulting from operations	$ (263)	$ (3,017)	$ (1,927)	$ (2,266)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 293	$ 235	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	109	68	—	1,205	8
Total expenses	109	68	—	1,205	8
Net investment income (loss)	184	167	1	(1,205)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	4,251	20	2,102	51
Capital gains distributions	26	—	—	19,188	186
Total realized gain (loss) on investments and capital gains distributions	(42)	4,251	20	21,290	237
Net unrealized appreciation (depreciation) of investments	(229)	(2,734)	(16)	(20,540)	(236)
Net realized and unrealized gain (loss) on investments	(271)	1,517	4	750	1
Net increase (decrease) in net assets resulting from operations	$ (87)	$ 1,684	$ 5	$ (455)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 678	$ 8	$ —
Expenses:					
Mortality and expense risks and other charges	437	—	370	601	506
Total expenses	437	—	370	601	506
Net investment income (loss)	(437)	—	308	(593)	(506)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,208	10	(1,173)	4,423	1,229
Capital gains distributions	4,785	14	4,049	19,814	11,268
Total realized gain (loss) on investments and capital gains distributions	5,993	24	2,876	24,237	12,497
Net unrealized appreciation (depreciation) of investments	(6,776)	(25)	(3,521)	(23,911)	(12,873)
Net realized and unrealized gain (loss) on investments	(783)	(1)	(645)	326	(376)
Net increase (decrease) in net assets resulting from operations	$ (1,220)	$ (1)	$ (337)	$ (267)	$ (882)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)				
Investment income:				
Dividends	$ 69	$ 2,542	$ —	$ 767
Expenses:				
Mortality and expense risks and other				
charges	21	1,340	1	1,277
Total expenses	21	1,340	1	1,277
Net investment income (loss)	48	1,202	(1)	(510)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	879	1,593	(3)	213
Capital gains distributions	151	5,060	28	1,646
Total realized gain (loss) on investments				
and capital gains distributions	1,030	6,653	25	1,859
Net unrealized appreciation				
(depreciation) of investments	(1,118)	(9,504)	(36)	(7,715)
Net realized and unrealized gain (loss)				
on investments	(88)	(2,851)	(11)	(5,856)
Net increase (decrease) in net assets				
resulting from operations	$ (40)	$ (1,649)	$ (12)	$ (6,366)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2014	$ 183	$ 674	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	—
Total realized gain (loss) on investments and capital gains distributions	14	158	—	—
Net unrealized appreciation (depreciation) of investments	1	(115)	—	—
Net increase (decrease) in net assets resulting from operations	15	44	—	—
Changes from principal transactions:				
Total unit transactions	3	(275)	—	32
Increase (decrease) in net assets derived from principal transactions	3	(275)	—	32
Total increase (decrease) in net assets	18	(231)	—	32
Net assets at December 31, 2014	201	443	—	32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	11	2
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)
Net increase (decrease) in net assets resulting from operations	(1)	1	(119)	(1)
Changes from principal transactions:				
Total unit transactions	(31)	40	2,171	16
Increase (decrease) in net assets derived from principal transactions	(31)	40	2,171	16
Total increase (decrease) in net assets	(32)	41	2,052	15
Net assets at December 31, 2015	$ 169	$ 484	$ 2,052	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2014	$ 4,574	$ 38	$ 217	$ 63
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(45)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	618	16	17	9
Net unrealized appreciation (depreciation) of investments	(419)	(9)	(27)	(4)
Net increase (decrease) in net assets resulting from operations	154	6	(6)	5
Changes from principal transactions:				
Total unit transactions	(671)	46	197	(17)
Increase (decrease) in net assets derived from principal transactions	(671)	46	197	(17)
Total increase (decrease) in net assets	(517)	52	191	(12)
Net assets at December 31, 2014	4,057	90	408	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	221	10	4	(3)
Net unrealized appreciation (depreciation) of investments	(381)	(12)	(22)	(2)
Net increase (decrease) in net assets resulting from operations	(198)	(3)	(15)	(5)
Changes from principal transactions:				
Total unit transactions	(250)	(12)	60	(35)
Increase (decrease) in net assets derived from principal transactions	(250)	(12)	60	(35)
Total increase (decrease) in net assets	(448)	(15)	45	(40)
Net assets at December 31, 2015	$ 3,609	$ 75	$ 453	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2014	$ 356	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	(1)	—
Total realized gain (loss) on investments and capital gains distributions	83	—	18	—
Net unrealized appreciation (depreciation) of investments	(15)	(1)	(14)	—
Net increase (decrease) in net assets resulting from operations	65	—	3	—
Changes from principal transactions:				
Total unit transactions	21	35	228	—
Increase (decrease) in net assets derived from principal transactions	21	35	228	—
Total increase (decrease) in net assets	86	35	231	—
Net assets at December 31, 2014	442	35	231	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	5	(7)	—
Total realized gain (loss) on investments and capital gains distributions	83	(2)	45	—
Net unrealized appreciation (depreciation) of investments	(85)	(11)	(135)	(2)
Net increase (decrease) in net assets resulting from operations	(6)	(8)	(97)	(2)
Changes from principal transactions:				
Total unit transactions	(178)	126	696	11
Increase (decrease) in net assets derived from principal transactions	(178)	126	696	11
Total increase (decrease) in net assets	(184)	118	599	9
Net assets at December 31, 2015	$ 258	$ 153	$ 830	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2014	$ 318	$ 26,065	$ 40,151	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(268)	(77)	(4)
Total realized gain (loss) on investments and capital gains distributions	81	1,117	2,286	200
Net unrealized appreciation (depreciation) of investments	(55)	1,045	521	(67)
Net increase (decrease) in net assets resulting from operations	23	1,894	2,730	129
Changes from principal transactions:				
Total unit transactions	82	(787)	(3,249)	483
Increase (decrease) in net assets derived from principal transactions	82	(787)	(3,249)	483
Total increase (decrease) in net assets	105	1,107	(519)	612
Net assets at December 31, 2014	423	27,172	39,632	1,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(277)	25	(7)
Total realized gain (loss) on investments and capital gains distributions	41	1,355	5,500	263
Net unrealized appreciation (depreciation) of investments	(72)	(57)	(7,990)	(166)
Net increase (decrease) in net assets resulting from operations	(34)	1,021	(2,465)	90
Changes from principal transactions:				
Total unit transactions	(84)	(2,060)	(3,845)	(200)
Increase (decrease) in net assets derived from principal transactions	(84)	(2,060)	(3,845)	(200)
Total increase (decrease) in net assets	(118)	(1,039)	(6,310)	(110)
Net assets at December 31, 2015	$ 305	$ 26,133	$ 33,322	$ 1,225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2014	$ 4,212	$ 246	$ 25	$ 584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	3	1	9
Total realized gain (loss) on investments and capital gains distributions	614	7	—	144
Net unrealized appreciation (depreciation) of investments	(439)	12	2	(148)
Net increase (decrease) in net assets resulting from operations	134	22	3	5
Changes from principal transactions:				
Total unit transactions	(571)	(7)	(1)	(41)
Increase (decrease) in net assets derived from principal transactions	(571)	(7)	(1)	(41)
Total increase (decrease) in net assets	(437)	15	2	(36)
Net assets at December 31, 2014	3,775	261	27	548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	4	1	5
Total realized gain (loss) on investments and capital gains distributions	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(138)	(33)	(2)	(122)
Net increase (decrease) in net assets resulting from operations	52	(26)	(1)	(50)
Changes from principal transactions:				
Total unit transactions	(119)	12	—	37
Increase (decrease) in net assets derived from principal transactions	(119)	12	—	37
Total increase (decrease) in net assets	(67)	(14)	(1)	(13)
Net assets at December 31, 2015	$ 3,708	$ 247	$ 26	$ 535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2014	$ 39,761	$ 72,426	$ 7,353	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(241)	425	48	—
Total realized gain (loss) on investments and capital gains distributions	4,825	4,884	1,036	4
Net unrealized appreciation (depreciation) of investments	215	510	(523)	(1)
Net increase (decrease) in net assets resulting from operations	4,799	5,819	561	3
Changes from principal transactions:				
Total unit transactions	(2,098)	(3,433)	(597)	61
Increase (decrease) in net assets derived from principal transactions	(2,098)	(3,433)	(597)	61
Total increase (decrease) in net assets	2,701	2,386	(36)	64
Net assets at December 31, 2014	42,462	74,812	7,317	64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(221)	304	47	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)
Net increase (decrease) in net assets resulting from operations	(550)	(2,892)	89	(8)
Changes from principal transactions:				
Total unit transactions	(4,189)	(7,179)	(2,303)	62
Increase (decrease) in net assets derived from principal transactions	(4,189)	(7,179)	(2,303)	62
Total increase (decrease) in net assets	(4,739)	(10,071)	(2,214)	54
Net assets at December 31, 2015	$ 37,723	$ 64,741	$ 5,103	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4
Net assets at January 1, 2014	$ 32,860	$ 9,649	$ 1,936	$ 51,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	68	5	110
Total realized gain (loss) on investments and capital gains distributions	(698)	859	319	6,922
Net unrealized appreciation (depreciation) of investments	1,104	146	(166)	(2,028)
Net increase (decrease) in net assets resulting from operations	534	1,073	158	5,004
Changes from principal transactions:				
Total unit transactions	(4,371)	184	76	11,192
Increase (decrease) in net assets derived from principal transactions	(4,371)	184	76	11,192
Total increase (decrease) in net assets	(3,837)	1,257	234	16,196
Net assets at December 31, 2014	29,023	10,906	2,170	67,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	73	8	403
Total realized gain (loss) on investments and capital gains distributions	(767)	1,466	381	6,103
Net unrealized appreciation (depreciation) of investments	(19)	(2,319)	(331)	(4,824)
Net increase (decrease) in net assets resulting from operations	(823)	(780)	58	1,682
Changes from principal transactions:				
Total unit transactions	(3,864)	(728)	(854)	3,098
Increase (decrease) in net assets derived from principal transactions	(3,864)	(728)	(854)	3,098
Total increase (decrease) in net assets	(4,687)	(1,508)	(796)	4,780
Net assets at December 31, 2015	$ 24,336	$ 9,398	$ 1,374	$ 72,172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares
Net assets at January 1, 2014	$ 888	$ 740	$ 10,567	$ 10,284
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(44)	(28)
Total realized gain (loss) on investments and capital gains distributions	87	168	2,427	399
Net unrealized appreciation (depreciation) of investments	73	(103)	(1,387)	(611)
Net increase (decrease) in net assets resulting from operations	185	64	996	(240)
Changes from principal transactions:				
Total unit transactions	1,081	(107)	349	3,048
Increase (decrease) in net assets derived from principal transactions	1,081	(107)	349	3,048
Total increase (decrease) in net assets	1,266	(43)	1,345	2,808
Net assets at December 31, 2014	2,154	697	11,912	13,092
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	1	(56)	(85)
Total realized gain (loss) on investments and capital gains distributions	152	91	2,275	419
Net unrealized appreciation (depreciation) of investments	(289)	(133)	(2,958)	(1,190)
Net increase (decrease) in net assets resulting from operations	(91)	(41)	(739)	(856)
Changes from principal transactions:				
Total unit transactions	1,093	(105)	476	2,322
Increase (decrease) in net assets derived from principal transactions	1,093	(105)	476	2,322
Total increase (decrease) in net assets	1,002	(146)	(263)	1,466
Net assets at December 31, 2015	$ 3,156	$ 551	$ 11,649	$ 14,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2014	$ 33,435	$ 1,434	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	17	—	—
Total realized gain (loss) on investments and capital gains distributions	8,889	131	—	—
Net unrealized appreciation (depreciation) of investments	(5,131)	(21)	—	—
Net increase (decrease) in net assets resulting from operations	3,424	127	—	—
Changes from principal transactions:				
Total unit transactions	10,560	136	—	—
Increase (decrease) in net assets derived from principal transactions	10,560	136	—	—
Total increase (decrease) in net assets	13,984	263	—	—
Net assets at December 31, 2014	47,419	1,697	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(259)	16	2	99
Total realized gain (loss) on investments and capital gains distributions	2,894	335	16	1,156
Net unrealized appreciation (depreciation) of investments	(7,281)	(360)	(14)	(1,697)
Net increase (decrease) in net assets resulting from operations	(4,646)	(9)	4	(442)
Changes from principal transactions:				
Total unit transactions	(8,855)	(415)	167	12,939
Increase (decrease) in net assets derived from principal transactions	(8,855)	(415)	167	12,939
Total increase (decrease) in net assets	(13,501)	(424)	171	12,497
Net assets at December 31, 2015	$ 33,918	$ 1,273	$ 171	$ 12,497

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2014	$ —	$ 16,116	$ 9,244	$ 52,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(107)	105	253
Total realized gain (loss) on investments and capital gains distributions	2	3,462	54	4,303
Net unrealized appreciation (depreciation) of investments	(2)	(2,555)	241	(281)
Net increase (decrease) in net assets resulting from operations	—	800	400	4,275
Changes from principal transactions:				
Total unit transactions	21	(133)	(327)	(3,484)
Increase (decrease) in net assets derived from principal transactions	21	(133)	(327)	(3,484)
Total increase (decrease) in net assets	21	667	73	791
Net assets at December 31, 2014	21	16,783	9,317	53,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(56)	97	(502)
Total realized gain (loss) on investments and capital gains distributions	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(11)	(3,348)	(247)	(1,649)
Net increase (decrease) in net assets resulting from operations	(4)	(1,103)	(77)	(1,698)
Changes from principal transactions:				
Total unit transactions	49	(2,975)	853	(2,627)
Increase (decrease) in net assets derived from principal transactions	49	(2,975)	853	(2,627)
Total increase (decrease) in net assets	45	(4,078)	776	(4,325)
Net assets at December 31, 2015	$ 66	$ 12,705	$ 10,093	$ 49,166

The accompanying notes are an integral part of these financial statements.

144

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^SM - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^SM Acorn® Fund - Class A
Net assets at January 1, 2014	$ —	$ 685	$ 2,434	$ 103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	11	69	(1)
Total realized gain (loss) on investments and capital gains distributions	—	12	281	18
Net unrealized appreciation (depreciation) of investments	—	—	626	(17)
Net increase (decrease) in net assets resulting from operations	—	23	976	—
Changes from principal transactions:				
Total unit transactions	—	67	3,268	(3)
Increase (decrease) in net assets derived from principal transactions	—	67	3,268	(3)
Total increase (decrease) in net assets	—	90	4,244	(3)
Net assets at December 31, 2014	—	775	6,678	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	13	117	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)
Net increase (decrease) in net assets resulting from operations	(9)	(31)	116	—
Changes from principal transactions:				
Total unit transactions	339	106	1,182	(53)
Increase (decrease) in net assets derived from principal transactions	339	106	1,182	(53)
Total increase (decrease) in net assets	330	75	1,298	(53)
Net assets at December 31, 2015	$ 330	$ 850	$ 7,976	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2014	$ 54	$ 5,980	$ 2	$ 313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(32)	—	—
Total realized gain (loss) on investments and capital gains distributions	9	1,832	—	82
Net unrealized appreciation (depreciation) of investments	(8)	(1,014)	—	(67)
Net increase (decrease) in net assets resulting from operations	—	786	—	15
Changes from principal transactions:				
Total unit transactions	4	3,650	—	(40)
Increase (decrease) in net assets derived from principal transactions	4	3,650	—	(40)
Total increase (decrease) in net assets	4	4,436	—	(25)
Net assets at December 31, 2014	58	10,416	2	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(55)	—	1
Total realized gain (loss) on investments and capital gains distributions	4	1,670	—	89
Net unrealized appreciation (depreciation) of investments	(4)	(2,162)	—	(101)
Net increase (decrease) in net assets resulting from operations	(1)	(547)	—	(11)
Changes from principal transactions:				
Total unit transactions	(50)	(1,359)	—	29
Increase (decrease) in net assets derived from principal transactions	(50)	(1,359)	—	29
Total increase (decrease) in net assets	(51)	(1,906)	—	18
Net assets at December 31, 2015	$ 7	$ 8,510	$ 2	$ 306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ —	$ 1,887	$ —	$ 109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	86	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	—	38
Net unrealized appreciation (depreciation) of investments	—	13	—	(24)
Net increase (decrease) in net assets resulting from operations	—	101	—	13
Changes from principal transactions:				
Total unit transactions	—	2,474	—	570
Increase (decrease) in net assets derived from principal transactions	—	2,474	—	570
Total increase (decrease) in net assets	—	2,575	—	583
Net assets at December 31, 2014	—	4,462	—	692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	122	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	(27)	86	50
Net unrealized appreciation (depreciation) of investments	—	(196)	(68)	(125)
Net increase (decrease) in net assets resulting from operations	—	(101)	18	(78)
Changes from principal transactions:				
Total unit transactions	1	103	1,392	375
Increase (decrease) in net assets derived from principal transactions	1	103	1,392	375
Total increase (decrease) in net assets	1	2	1,410	297
Net assets at December 31, 2015	$ 1	$ 4,464	$ 1,410	$ 989

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2014	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2	—	—	—
Net unrealized appreciation (depreciation) of investments	(1)	—	—	—
Net increase (decrease) in net assets resulting from operations	1	—	—	—
Changes from principal transactions:				
Total unit transactions	23	—	—	—
Increase (decrease) in net assets derived from principal transactions	23	—	—	—
Total increase (decrease) in net assets	24	—	—	—
Net assets at December 31, 2014	24	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	11
Total realized gain (loss) on investments and capital gains distributions	1	—	—	84
Net unrealized appreciation (depreciation) of investments	(2)	—	(7)	(188)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6)	(93)
Changes from principal transactions:				
Total unit transactions	4	34	192	2,505
Increase (decrease) in net assets derived from principal transactions	4	34	192	2,505
Total increase (decrease) in net assets	3	34	186	2,412
Net assets at December 31, 2015	$ 27	$ 34	$ 186	$ 2,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2014	$ 380	$ 128	$ 676	$ 131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2	6	—
Total realized gain (loss) on investments and capital gains distributions	20	20	74	45
Net unrealized appreciation (depreciation) of investments	(28)	4	3	(33)
Net increase (decrease) in net assets resulting from operations	(3)	26	83	12
Changes from principal transactions:				
Total unit transactions	16	148	(13)	(50)
Increase (decrease) in net assets derived from principal transactions	16	148	(13)	(50)
Total increase (decrease) in net assets	13	174	70	(38)
Net assets at December 31, 2014	393	302	746	93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	4	—
Total realized gain (loss) on investments and capital gains distributions	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(70)	(36)	(95)	(8)
Net increase (decrease) in net assets resulting from operations	(46)	(19)	—	(2)
Changes from principal transactions:				
Total unit transactions	(16)	45	37	(3)
Increase (decrease) in net assets derived from principal transactions	(16)	45	37	(3)
Total increase (decrease) in net assets	(62)	26	37	(5)
Net assets at December 31, 2015	$ 331	$ 328	$ 783	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2014	$ 8,662	$ 314,660	$ 729	$ 306,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	1,386	(9)	5,435
Total realized gain (loss) on investments and capital gains distributions	650	970	187	4,145
Net unrealized appreciation (depreciation) of investments	(926)	(13,038)	(72)	12,997
Net increase (decrease) in net assets resulting from operations	(243)	(10,682)	106	22,577
Changes from principal transactions:				
Total unit transactions	(1,319)	(8,450)	99	(27,320)
Increase (decrease) in net assets derived from principal transactions	(1,319)	(8,450)	99	(27,320)
Total increase (decrease) in net assets	(1,562)	(19,132)	205	(4,743)
Net assets at December 31, 2014	7,100	295,528	934	301,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2,295	(7)	5,779
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)
Net increase (decrease) in net assets resulting from operations	(83)	(4,976)	12	(13,503)
Changes from principal transactions:				
Total unit transactions	(744)	(8,643)	234	(34,475)
Increase (decrease) in net assets derived from principal transactions	(744)	(8,643)	234	(34,475)
Total increase (decrease) in net assets	(827)	(13,619)	246	(47,978)
Net assets at December 31, 2015	$ 6,273	$ 281,909	$ 1,180	$ 253,886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2014	$ 275,001	$ 11,354	$ 36,312	$ 1,320,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,239)	575	107	665
Total realized gain (loss) on investments and capital gains distributions	9,482	101	(700)	56,881
Net unrealized appreciation (depreciation) of investments	20,363	(692)	(2,504)	82,142
Net increase (decrease) in net assets resulting from operations	27,606	(16)	(3,097)	139,688
Changes from principal transactions:				
Total unit transactions	(10,109)	813	(3,332)	(80,851)
Increase (decrease) in net assets derived from principal transactions	(10,109)	813	(3,332)	(80,851)
Total increase (decrease) in net assets	17,497	797	(6,429)	58,837
Net assets at December 31, 2014	292,498	12,151	29,883	1,379,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,084)	610	127	1,231
Total realized gain (loss) on investments and capital gains distributions	24,951	(12)	(206)	149,895
Net unrealized appreciation (depreciation) of investments	(5,243)	(1,118)	791	(151,601)
Net increase (decrease) in net assets resulting from operations	17,624	(520)	712	(475)
Changes from principal transactions:				
Total unit transactions	(22,700)	(1,190)	(330)	(149,550)
Increase (decrease) in net assets derived from principal transactions	(22,700)	(1,190)	(330)	(149,550)
Total increase (decrease) in net assets	(5,076)	(1,710)	382	(150,025)
Net assets at December 31, 2015	$ 287,422	$ 10,441	$ 30,265	$ 1,229,525

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2014	$ 153,676	$ 27,855	$ 23,250	$ 2,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	837	74	75	34
Total realized gain (loss) on investments and capital gains distributions	4,424	1,808	1,359	221
Net unrealized appreciation (depreciation) of investments	13,593	(162)	(368)	(144)
Net increase (decrease) in net assets resulting from operations	18,854	1,720	1,066	111
Changes from principal transactions:				
Total unit transactions	3,561	(111)	(1,655)	(128)
Increase (decrease) in net assets derived from principal transactions	3,561	(111)	(1,655)	(128)
Total increase (decrease) in net assets	22,415	1,609	(589)	(17)
Net assets at December 31, 2014	176,091	29,464	22,661	2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,510	—	101	12
Total realized gain (loss) on investments and capital gains distributions	5,449	7,244	1,669	263
Net unrealized appreciation (depreciation) of investments	(6,756)	(5,517)	(1,966)	(366)
Net increase (decrease) in net assets resulting from operations	203	1,727	(196)	(91)
Changes from principal transactions:				
Total unit transactions	632	(31,188)	(1,089)	(873)
Increase (decrease) in net assets derived from principal transactions	632	(31,188)	(1,089)	(873)
Total increase (decrease) in net assets	835	(29,461)	(1,285)	(964)
Net assets at December 31, 2015	$ 176,926	$ 3	$ 21,376	$ 1,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2014	$ —	$ —	$ 759	$ 144,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(3)	(405)
Total realized gain (loss) on investments and capital gains distributions	4	—	160	15,126
Net unrealized appreciation (depreciation) of investments	4	(1)	(136)	(15,311)
Net increase (decrease) in net assets resulting from operations	8	(1)	21	(590)
Changes from principal transactions:				
Total unit transactions	89	4	(474)	(11,303)
Increase (decrease) in net assets derived from principal transactions	89	4	(474)	(11,303)
Total increase (decrease) in net assets	97	3	(453)	(11,893)
Net assets at December 31, 2014	97	3	306	132,108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	(3)	(327)
Total realized gain (loss) on investments and capital gains distributions	35	—	29	27,387
Net unrealized appreciation (depreciation) of investments	(32)	(2)	(34)	(36,873)
Net increase (decrease) in net assets resulting from operations	—	(2)	(8)	(9,813)
Changes from principal transactions:				
Total unit transactions	207	4	(11)	(18,931)
Increase (decrease) in net assets derived from principal transactions	207	4	(11)	(18,931)
Total increase (decrease) in net assets	207	2	(19)	(28,744)
Net assets at December 31, 2015	$ 304	$ 5	$ 287	$ 103,364

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2014	$ —	$ 15,914	$ 363,914	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	(2,242)	—
Total realized gain (loss) on investments and capital gains distributions	1	2,781	40,146	—
Net unrealized appreciation (depreciation) of investments	—	(1,397)	(8,466)	—
Net increase (decrease) in net assets resulting from operations	1	1,296	29,438	—
Changes from principal transactions:				
Total unit transactions	2	(490)	(13,292)	—
Increase (decrease) in net assets derived from principal transactions	2	(490)	(13,292)	—
Total increase (decrease) in net assets	3	806	16,146	—
Net assets at December 31, 2014	3	16,720	380,060	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(54)	(1,476)	—
Total realized gain (loss) on investments and capital gains distributions	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,417)	(19,558)	—
Net increase (decrease) in net assets resulting from operations	—	749	16,443	—
Changes from principal transactions:				
Total unit transactions	6	(3,724)	(26,352)	—
Increase (decrease) in net assets derived from principal transactions	6	(3,724)	(26,352)	—
Total increase (decrease) in net assets	6	(2,975)	(9,909)	—
Net assets at December 31, 2015	$ 9	$ 13,745	$ 370,151	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 4	$ 2,392	$ —	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	56	—	1
Total realized gain (loss) on investments and capital gains distributions	—	182	—	9
Net unrealized appreciation (depreciation) of investments	—	(54)	—	1
Net increase (decrease) in net assets resulting from operations	—	184	—	11
Changes from principal transactions:				
Total unit transactions	1	46	31	(17)
Increase (decrease) in net assets derived from principal transactions	1	46	31	(17)
Total increase (decrease) in net assets	1	230	31	(6)
Net assets at December 31, 2014	5	2,622	31	147
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	51	(9)	1
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)
Net increase (decrease) in net assets resulting from operations	(1)	(49)	(155)	(1)
Changes from principal transactions:				
Total unit transactions	1	(539)	1,993	(14)
Increase (decrease) in net assets derived from principal transactions	1	(539)	1,993	(14)
Total increase (decrease) in net assets	—	(588)	1,838	(15)
Net assets at December 31, 2015	$ 5	$ 2,034	$ 1,869	$ 132

The accompanying notes are an integral part of these financial statements.

155

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 326	$ 38	$ 161	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	56	—	27	9
Net unrealized appreciation (depreciation) of investments	(19)	—	(16)	1
Net increase (decrease) in net assets resulting from operations	34	1	11	9
Changes from principal transactions:				
Total unit transactions	(78)	1	(70)	(5)
Increase (decrease) in net assets derived from principal transactions	(78)	1	(70)	(5)
Total increase (decrease) in net assets	(44)	2	(59)	4
Net assets at December 31, 2014	282	40	102	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	—	—
Total realized gain (loss) on investments and capital gains distributions	57	—	13	16
Net unrealized appreciation (depreciation) of investments	(50)	(1)	(16)	(12)
Net increase (decrease) in net assets resulting from operations	6	—	(3)	4
Changes from principal transactions:				
Total unit transactions	(39)	(3)	(27)	(2)
Increase (decrease) in net assets derived from principal transactions	(39)	(3)	(27)	(2)
Total increase (decrease) in net assets	(33)	(3)	(30)	2
Net assets at December 31, 2015	$ 249	$ 37	$ 72	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net assets at January 1, 2014	$ —	$ 242	$ —	$ 3,922
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(19)
Total realized gain (loss) on investments and capital gains distributions	1	(4)	—	325
Net unrealized appreciation (depreciation) of investments	2	9	—	131
Net increase (decrease) in net assets resulting from operations	4	8	—	437
Changes from principal transactions:				
Total unit transactions	64	176	—	(175)
Increase (decrease) in net assets derived from principal transactions	64	176	—	(175)
Total increase (decrease) in net assets	68	184	—	262
Net assets at December 31, 2014	68	426	—	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	—	(43)
Total realized gain (loss) on investments and capital gains distributions	2	6	—	411
Net unrealized appreciation (depreciation) of investments	(8)	(16)	—	(661)
Net increase (decrease) in net assets resulting from operations	(5)	(2)	—	(293)
Changes from principal transactions:				
Total unit transactions	184	538	—	1,305
Increase (decrease) in net assets derived from principal transactions	184	538	—	1,305
Total increase (decrease) in net assets	179	536	—	1,012
Net assets at December 31, 2015	$ 247	$ 962	$ —	$ 5,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Net assets at January 1, 2014	$ —	$ 411	$ 15,591	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(99)	2
Total realized gain (loss) on investments and capital gains distributions	2	107	2,999	(1)
Net unrealized appreciation (depreciation) of investments	1	(104)	(2,344)	(1)
Net increase (decrease) in net assets resulting from operations	3	—	556	—
Changes from principal transactions:				
Total unit transactions	93	(63)	(1,832)	373
Increase (decrease) in net assets derived from principal transactions	93	(63)	(1,832)	373
Total increase (decrease) in net assets	96	(63)	(1,276)	373
Net assets at December 31, 2014	96	348	14,315	373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	(88)	5
Total realized gain (loss) on investments and capital gains distributions	14	32	1,637	(4)
Net unrealized appreciation (depreciation) of investments	(27)	(25)	(2,189)	(9)
Net increase (decrease) in net assets resulting from operations	(16)	4	(640)	(8)
Changes from principal transactions:				
Total unit transactions	276	23	(1,209)	844
Increase (decrease) in net assets derived from principal transactions	276	23	(1,209)	844
Total increase (decrease) in net assets	260	27	(1,849)	836
Net assets at December 31, 2015	$ 356	$ 375	$ 12,466	$ 1,209

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2014	$ —	$ 259	$ 46	$ 997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	50	—	28
Net unrealized appreciation (depreciation) of investments	—	(43)	3	87
Net increase (decrease) in net assets resulting from operations	—	5	3	112
Changes from principal transactions:				
Total unit transactions	—	10	1,209	46
Increase (decrease) in net assets derived from principal transactions	—	10	1,209	46
Total increase (decrease) in net assets	—	15	1,212	158
Net assets at December 31, 2014	—	274	1,258	1,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	1	—
Total realized gain (loss) on investments and capital gains distributions	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(2)	(55)	(3)	(204)
Net increase (decrease) in net assets resulting from operations	—	(32)	9	(59)
Changes from principal transactions:				
Total unit transactions	10	35	(1,224)	(230)
Increase (decrease) in net assets derived from principal transactions	10	35	(1,224)	(230)
Total increase (decrease) in net assets	10	3	(1,215)	(289)
Net assets at December 31, 2015	$ 10	$ 277	$ 43	$ 866

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2014	$ 1,450	$ 264	$ 104,684	$ 637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	—	(535)	—
Total realized gain (loss) on investments and capital gains distributions	384	54	1,491	134
Net unrealized appreciation (depreciation) of investments	(367)	(38)	9,387	(134)
Net increase (decrease) in net assets resulting from operations	6	16	10,343	—
Changes from principal transactions:				
Total unit transactions	(202)	(15)	(10,441)	(635)
Increase (decrease) in net assets derived from principal transactions	(202)	(15)	(10,441)	(635)
Total increase (decrease) in net assets	(196)	1	(98)	(635)
Net assets at December 31, 2014	1,254	265	104,586	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	2	(384)	—
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—
Net increase (decrease) in net assets resulting from operations	(25)	(12)	(4,534)	—
Changes from principal transactions:				
Total unit transactions	(51)	41	(8,477)	—
Increase (decrease) in net assets derived from principal transactions	(51)	41	(8,477)	—
Total increase (decrease) in net assets	(76)	29	(13,011)	—
Net assets at December 31, 2015	$ 1,178	$ 294	$ 91,575	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net assets at January 1, 2014	$ 660	$ —	$ 3,490	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	77	—
Total realized gain (loss) on investments and capital gains distributions	44	—	37	—
Net unrealized appreciation (depreciation) of investments	27	—	174	—
Net increase (decrease) in net assets resulting from operations	70	—	288	—
Changes from principal transactions:				
Total unit transactions	(8)	—	6,833	1
Increase (decrease) in net assets derived from principal transactions	(8)	—	6,833	1
Total increase (decrease) in net assets	62	—	7,121	1
Net assets at December 31, 2014	722	—	10,611	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	99	—
Total realized gain (loss) on investments and capital gains distributions	143	34	229	—
Net unrealized appreciation (depreciation) of investments	(155)	(54)	(496)	(2)
Net increase (decrease) in net assets resulting from operations	(11)	(5)	(168)	(2)
Changes from principal transactions:				
Total unit transactions	(592)	3,641	5,299	39
Increase (decrease) in net assets derived from principal transactions	(592)	3,641	5,299	39
Total increase (decrease) in net assets	(603)	3,636	5,131	37
Net assets at December 31, 2015	$ 119	$ 3,636	$ 15,742	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class
Net assets at January 1, 2014	$ —	$ 198	$ —	$ 14,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(5)
Total realized gain (loss) on investments and capital gains distributions	—	59	—	2,720
Net unrealized appreciation (depreciation) of investments	(1)	(44)	—	(1,516)
Net increase (decrease) in net assets resulting from operations	(1)	13	—	1,199
Changes from principal transactions:				
Total unit transactions	14	262	—	(2,299)
Increase (decrease) in net assets derived from principal transactions	14	262	—	(2,299)
Total increase (decrease) in net assets	13	275	—	(1,100)
Net assets at December 31, 2014	13	473	—	13,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	3	(2)
Total realized gain (loss) on investments and capital gains distributions	1	50	18	1,329
Net unrealized appreciation (depreciation) of investments	(2)	(50)	(22)	(1,510)
Net increase (decrease) in net assets resulting from operations	(1)	(5)	(1)	(183)
Changes from principal transactions:				
Total unit transactions	78	41	386	(1,353)
Increase (decrease) in net assets derived from principal transactions	78	41	386	(1,353)
Total increase (decrease) in net assets	77	36	385	(1,536)
Net assets at December 31, 2015	$ 90	$ 509	$ 385	$ 11,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2014	$ 2,417	$ 114,954	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(272)	—	16
Total realized gain (loss) on investments and capital gains distributions	339	8,102	1	72
Net unrealized appreciation (depreciation) of investments	(286)	(4,995)	(3)	(84)
Net increase (decrease) in net assets resulting from operations	48	2,835	(2)	4
Changes from principal transactions:				
Total unit transactions	(353)	4,062	29	1,193
Increase (decrease) in net assets derived from principal transactions	(353)	4,062	29	1,193
Total increase (decrease) in net assets	(305)	6,897	27	1,197
Net assets at December 31, 2014	2,112	121,851	27	1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(207)	1	8
Total realized gain (loss) on investments and capital gains distributions	251	8,095	(1)	(61)
Net unrealized appreciation (depreciation) of investments	(155)	(2,512)	(9)	(36)
Net increase (decrease) in net assets resulting from operations	94	5,376	(9)	(89)
Changes from principal transactions:				
Total unit transactions	(135)	3,410	165	(79)
Increase (decrease) in net assets derived from principal transactions	(135)	3,410	165	(79)
Total increase (decrease) in net assets	(41)	8,786	156	(168)
Net assets at December 31, 2015	$ 2,071	$ 130,637	$ 183	$ 1,029

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net assets at January 1, 2014	$ —	$ 106	$ 280,181	$ 39,124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(2,119)	62
Total realized gain (loss) on investments and capital gains distributions	—	20	20,835	1,162
Net unrealized appreciation (depreciation) of investments	1	(5)	(34,012)	(3,251)
Net increase (decrease) in net assets resulting from operations	2	14	(15,296)	(2,027)
Changes from principal transactions:				
Total unit transactions	202	(16)	(15,191)	1,614
Increase (decrease) in net assets derived from principal transactions	202	(16)	(15,191)	1,614
Total increase (decrease) in net assets	204	(2)	(30,487)	(413)
Net assets at December 31, 2014	204	104	249,694	38,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(1,510)	85
Total realized gain (loss) on investments and capital gains distributions	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(48)	(12)	(48,643)	(5,820)
Net increase (decrease) in net assets resulting from operations	(36)	3	(35,869)	(5,628)
Changes from principal transactions:				
Total unit transactions	667	(22)	(16,411)	831
Increase (decrease) in net assets derived from principal transactions	667	(22)	(16,411)	831
Total increase (decrease) in net assets	631	(19)	(52,280)	(4,797)
Net assets at December 31, 2015	$ 835	$ 85	$ 197,414	$ 33,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net assets at January 1, 2014	$ 15	$ 141	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	(8)	—	—
Net unrealized appreciation (depreciation) of investments	(4)	6	—	—
Net increase (decrease) in net assets resulting from operations	(5)	1	—	—
Changes from principal transactions:				
Total unit transactions	11	(85)	10	12
Increase (decrease) in net assets derived from principal transactions	11	(85)	10	12
Total increase (decrease) in net assets	6	(84)	10	12
Net assets at December 31, 2014	21	57	10	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15
Net increase (decrease) in net assets resulting from operations	(7)	(3)	(3)	14
Changes from principal transactions:				
Total unit transactions	10	—	107	137
Increase (decrease) in net assets derived from principal transactions	10	—	107	137
Total increase (decrease) in net assets	3	(3)	104	151
Net assets at December 31, 2015	$ 24	$ 54	$ 114	$ 163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2014	$ 46	$ 261	$ 99	$ 77
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	3	—
Total realized gain (loss) on investments and capital gains distributions	3	22	—	5
Net unrealized appreciation (depreciation) of investments	(14)	(19)	(2)	2
Net increase (decrease) in net assets resulting from operations	(12)	4	1	7
Changes from principal transactions:				
Total unit transactions	(19)	(43)	(2)	(10)
Increase (decrease) in net assets derived from principal transactions	(19)	(43)	(2)	(10)
Total increase (decrease) in net assets	(31)	(39)	(1)	(3)
Net assets at December 31, 2014	15	222	98	74
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	5	—
Total realized gain (loss) on investments and capital gains distributions	1	17	—	14
Net unrealized appreciation (depreciation) of investments	—	(11)	(8)	(12)
Net increase (decrease) in net assets resulting from operations	1	7	(3)	2
Changes from principal transactions:				
Total unit transactions	(1)	(4)	1	(10)
Increase (decrease) in net assets derived from principal transactions	(1)	(4)	1	(10)
Total increase (decrease) in net assets	—	3	(2)	(8)
Net assets at December 31, 2015	$ 15	$ 225	$ 96	$ 66

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund^{SM}	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Net assets at January 1, 2014	$ 23,499	$ —	$ 7,389	$ 49,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	100	(72)
Total realized gain (loss) on investments and capital gains distributions	5,490	—	381	4,164
Net unrealized appreciation (depreciation) of investments	(2,793)	—	1,222	(949)
Net increase (decrease) in net assets resulting from operations	2,706	—	1,703	3,143
Changes from principal transactions:				
Total unit transactions	2,149	—	8,279	(7,639)
Increase (decrease) in net assets derived from principal transactions	2,149	—	8,279	(7,639)
Total increase (decrease) in net assets	4,855	—	9,982	(4,496)
Net assets at December 31, 2014	28,354	—	17,371	44,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	270	(79)
Total realized gain (loss) on investments and capital gains distributions	6,110	—	1,936	2,675
Net unrealized appreciation (depreciation) of investments	(7,906)	—	(2,502)	(3,229)
Net increase (decrease) in net assets resulting from operations	(1,787)	—	(296)	(633)
Changes from principal transactions:				
Total unit transactions	(1,217)	—	4,319	(3,897)
Increase (decrease) in net assets derived from principal transactions	(1,217)	—	4,319	(3,897)
Total increase (decrease) in net assets	(3,004)	—	4,023	(4,530)
Net assets at December 31, 2015	$ 25,350	$ —	$ 21,394	$ 40,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net assets at January 1, 2014	$ —	$ 148,758	$ 4,551	$ 1,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	829	134	73
Total realized gain (loss) on investments and capital gains distributions	—	(541)	799	117
Net unrealized appreciation (depreciation) of investments	(2)	3,343	(164)	(206)
Net increase (decrease) in net assets resulting from operations	(2)	3,631	769	(16)
Changes from principal transactions:				
Total unit transactions	16	(24,985)	3,118	73
Increase (decrease) in net assets derived from principal transactions	16	(24,985)	3,118	73
Total increase (decrease) in net assets	14	(21,354)	3,887	57
Net assets at December 31, 2014	14	127,404	8,438	2,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	3,483	112	79
Total realized gain (loss) on investments and capital gains distributions	(10)	(2,671)	896	22
Net unrealized appreciation (depreciation) of investments	(93)	(4,757)	(1,041)	(197)
Net increase (decrease) in net assets resulting from operations	(88)	(3,945)	(33)	(96)
Changes from principal transactions:				
Total unit transactions	606	(22,159)	1,901	(200)
Increase (decrease) in net assets derived from principal transactions	606	(22,159)	1,901	(200)
Total increase (decrease) in net assets	518	(26,104)	1,868	(296)
Net assets at December 31, 2015	$ 532	$ 101,300	$ 10,306	$ 1,727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2014	$ 1,357	$ 12,937	$ —	$ 30,910
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(24)	—	1,064
Total realized gain (loss) on investments and capital gains distributions	11	(84)	—	3,219
Net unrealized appreciation (depreciation) of investments	(3)	(1,498)	—	(4,183)
Net increase (decrease) in net assets resulting from operations	53	(1,606)	—	100
Changes from principal transactions:				
Total unit transactions	(56)	(960)	9	(7,740)
Increase (decrease) in net assets derived from principal transactions	(56)	(960)	9	(7,740)
Total increase (decrease) in net assets	(3)	(2,566)	9	(7,640)
Net assets at December 31, 2014	1,354	10,371	9	23,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	313	1	831
Total realized gain (loss) on investments and capital gains distributions	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(36)	(2,162)	(2)	(1,853)
Net increase (decrease) in net assets resulting from operations	(24)	(1,581)	—	(952)
Changes from principal transactions:				
Total unit transactions	(141)	(1,191)	47	(3,483)
Increase (decrease) in net assets derived from principal transactions	(141)	(1,191)	47	(3,483)
Total increase (decrease) in net assets	(165)	(2,772)	47	(4,435)
Net assets at December 31, 2015	$ 1,189	$ 7,599	$ 56	$ 18,835

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class
Net assets at January 1, 2014	$ —	$ 9,524	$ 122	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	44	1	—
Total realized gain (loss) on investments and capital gains distributions	2	1,318	17	—
Net unrealized appreciation (depreciation) of investments	(2)	(305)	(8)	—
Net increase (decrease) in net assets resulting from operations	—	1,057	10	—
Changes from principal transactions:				
Total unit transactions	23	394	(18)	—
Increase (decrease) in net assets derived from principal transactions	23	394	(18)	—
Total increase (decrease) in net assets	23	1,451	(8)	—
Net assets at December 31, 2014	23	10,975	114	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	114	2	—
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—
Net increase (decrease) in net assets resulting from operations	(6)	(308)	(2)	—
Changes from principal transactions:				
Total unit transactions	25	(692)	(11)	—
Increase (decrease) in net assets derived from principal transactions	25	(692)	(11)	—
Total increase (decrease) in net assets	19	(1,000)	(13)	—
Net assets at December 31, 2015	$ 42	$ 9,975	$ 101	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2014	$ —	$ 12,144	$ —	$ 928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(122)	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	1,629	—	172
Net unrealized appreciation (depreciation) of investments	—	(1,432)	—	(84)
Net increase (decrease) in net assets resulting from operations	—	75	—	87
Changes from principal transactions:				
Total unit transactions	—	(378)	—	20
Increase (decrease) in net assets derived from principal transactions	—	(378)	—	20
Total increase (decrease) in net assets	—	(303)	—	107
Net assets at December 31, 2014	—	11,841	—	1,035
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(137)	1	1
Total realized gain (loss) on investments and capital gains distributions	18	1,259	150	156
Net unrealized appreciation (depreciation) of investments	(29)	(1,146)	(120)	(198)
Net increase (decrease) in net assets resulting from operations	(10)	(24)	31	(41)
Changes from principal transactions:				
Total unit transactions	447	2,886	3,953	(84)
Increase (decrease) in net assets derived from principal transactions	447	2,886	3,953	(84)
Total increase (decrease) in net assets	437	2,862	3,984	(125)
Net assets at December 31, 2015	$ 437	$ 14,703	$ 3,984	$ 910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net assets at January 1, 2014	$ 285	$ —	$ 1,820	$ 39,880
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	34	2,457
Total realized gain (loss) on investments and capital gains distributions	52	—	117	87
Net unrealized appreciation (depreciation) of investments	(15)	—	(357)	(2,001)
Net increase (decrease) in net assets resulting from operations	37	—	(206)	543
Changes from principal transactions:				
Total unit transactions	8	—	(12)	(2,335)
Increase (decrease) in net assets derived from principal transactions	8	—	(12)	(2,335)
Total increase (decrease) in net assets	45	—	(218)	(1,792)
Net assets at December 31, 2014	330	—	1,602	38,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	9	—	1,006
Total realized gain (loss) on investments and capital gains distributions	56	15	14	(736)
Net unrealized appreciation (depreciation) of investments	(70)	(37)	(27)	(1,886)
Net increase (decrease) in net assets resulting from operations	(13)	(13)	(13)	(1,616)
Changes from principal transactions:				
Total unit transactions	(63)	2,484	(1,090)	(4,465)
Increase (decrease) in net assets derived from principal transactions	(63)	2,484	(1,090)	(4,465)
Total increase (decrease) in net assets	(76)	2,471	(1,103)	(6,081)
Net assets at December 31, 2015	$ 254	$ 2,471	$ 499	$ 32,007

The accompanying notes are an integral part of these financial statements.

172

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class
Net assets at January 1, 2014	$ 200,725	$ —	$ 46	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,282	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,700	—	4	—
Net unrealized appreciation (depreciation) of investments	(13,460)	—	(7)	—
Net increase (decrease) in net assets resulting from operations	1,522	—	(3)	—
Changes from principal transactions:				
Total unit transactions	(22,193)	4	2	—
Increase (decrease) in net assets derived from principal transactions	(22,193)	4	2	—
Total increase (decrease) in net assets	(20,671)	4	(1)	—
Net assets at December 31, 2014	180,054	4	45	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,373	—	—	16
Total realized gain (loss) on investments and capital gains distributions	(617)	1	8	91
Net unrealized appreciation (depreciation) of investments	(11,410)	(2)	(5)	(130)
Net increase (decrease) in net assets resulting from operations	(8,654)	(1)	3	(23)
Changes from principal transactions:				
Total unit transactions	(27,361)	16	3	1,609
Increase (decrease) in net assets derived from principal transactions	(27,361)	16	3	1,609
Total increase (decrease) in net assets	(36,015)	15	6	1,586
Net assets at December 31, 2015	$ 144,039	$ 19	$ 51	$ 1,586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2014	$ 6,749	$ 107	$ 245	$ 23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	1	4	—
Total realized gain (loss) on investments and capital gains distributions	(2,413)	5	25	4
Net unrealized appreciation (depreciation) of investments	735	3	(6)	(3)
Net increase (decrease) in net assets resulting from operations	(1,667)	9	23	1
Changes from principal transactions:				
Total unit transactions	4,013	—	(19)	—
Increase (decrease) in net assets derived from principal transactions	4,013	—	(19)	—
Total increase (decrease) in net assets	2,346	9	4	1
Net assets at December 31, 2014	9,095	116	249	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	2	4	—
Total realized gain (loss) on investments and capital gains distributions	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(1,097)	(13)	(36)	(4)
Net increase (decrease) in net assets resulting from operations	(2,300)	(4)	—	(1)
Changes from principal transactions:				
Total unit transactions	419	4	(12)	3
Increase (decrease) in net assets derived from principal transactions	419	4	(12)	3
Total increase (decrease) in net assets	(1,881)	—	(12)	2
Net assets at December 31, 2015	$ 7,214	$ 116	$ 237	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A
Net assets at January 1, 2014	$ —	$ 20	$ 317,105	$ 107
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,725	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	4,635	17
Net unrealized appreciation (depreciation) of investments	—	(1)	9,094	(6)
Net increase (decrease) in net assets resulting from operations	—	1	15,454	10
Changes from principal transactions:				
Total unit transactions	6	4	(32,930)	(17)
Increase (decrease) in net assets derived from principal transactions	6	4	(32,930)	(17)
Total increase (decrease) in net assets	6	5	(17,476)	(7)
Net assets at December 31, 2014	6	25	299,629	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2,547	(1)
Total realized gain (loss) on investments and capital gains distributions	1	4	2,985	8
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(13,339)	(2)
Net increase (decrease) in net assets resulting from operations	(2)	1	(7,807)	5
Changes from principal transactions:				
Total unit transactions	41	2	(32,675)	19
Increase (decrease) in net assets derived from principal transactions	41	2	(32,675)	19
Total increase (decrease) in net assets	39	3	(40,482)	24
Net assets at December 31, 2015	$ 45	$ 28	$ 259,147	$ 124

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net assets at January 1, 2014	$ 6	$ 1,908	$ 3,821	$ 2,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	38	97	41
Total realized gain (loss) on investments and capital gains distributions	—	257	(32)	24
Net unrealized appreciation (depreciation) of investments	—	189	84	40
Net increase (decrease) in net assets resulting from operations	—	484	149	105
Changes from principal transactions:				
Total unit transactions	1	(367)	(486)	(337)
Increase (decrease) in net assets derived from principal transactions	1	(367)	(486)	(337)
Total increase (decrease) in net assets	1	117	(337)	(232)
Net assets at December 31, 2014	7	2,025	3,484	1,774
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	35	77	27
Total realized gain (loss) on investments and capital gains distributions	(8)	334	(32)	(6)
Net unrealized appreciation (depreciation) of investments	(7)	(342)	(16)	(23)
Net increase (decrease) in net assets resulting from operations	(14)	27	29	(2)
Changes from principal transactions:				
Total unit transactions	95	(646)	(261)	(377)
Increase (decrease) in net assets derived from principal transactions	95	(646)	(261)	(377)
Total increase (decrease) in net assets	81	(619)	(232)	(379)
Net assets at December 31, 2015	$ 88	$ 1,406	$ 3,252	$ 1,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class
Net assets at January 1, 2014	$ 348,194	$ 993	$ —	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,287	26	(3)	—
Total realized gain (loss) on investments and capital gains distributions	(239)	6	1	—
Net unrealized appreciation (depreciation) of investments	11,424	28	(5)	(4)
Net increase (decrease) in net assets resulting from operations	19,472	60	(7)	(4)
Changes from principal transactions:				
Total unit transactions	(16,538)	(72)	929	1
Increase (decrease) in net assets derived from principal transactions	(16,538)	(72)	929	1
Total increase (decrease) in net assets	2,934	(12)	922	(3)
Net assets at December 31, 2014	351,128	981	922	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13,099	79	30	—
Total realized gain (loss) on investments and capital gains distributions	(858)	7	36	(7)
Net unrealized appreciation (depreciation) of investments	(13,900)	(93)	(169)	6
Net increase (decrease) in net assets resulting from operations	(1,659)	(7)	(103)	(1)
Changes from principal transactions:				
Total unit transactions	128,339	1,694	1,476	(24)
Increase (decrease) in net assets derived from principal transactions	128,339	1,694	1,476	(24)
Total increase (decrease) in net assets	126,680	1,687	1,373	(25)
Net assets at December 31, 2015	$ 477,808	$ 2,668	$ 2,295	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2014	$ 97,667	$ 46	$ 31,115	$ 27,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	3	1,768	1,359
Total realized gain (loss) on investments and capital gains distributions	(820)	—	158	265
Net unrealized appreciation (depreciation) of investments	(11,579)	(2)	(1,715)	(1,510)
Net increase (decrease) in net assets resulting from operations	(12,401)	1	211	114
Changes from principal transactions:				
Total unit transactions	(3,264)	(3)	(49)	(2,829)
Increase (decrease) in net assets derived from principal transactions	(3,264)	(3)	(49)	(2,829)
Total increase (decrease) in net assets	(15,665)	(2)	162	(2,715)
Net assets at December 31, 2014	82,002	44	31,277	24,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,124	2	1,645	1,147
Total realized gain (loss) on investments and capital gains distributions	(3,988)	—	(332)	(321)
Net unrealized appreciation (depreciation) of investments	836	(3)	(1,979)	(1,454)
Net increase (decrease) in net assets resulting from operations	(2,028)	(1)	(666)	(628)
Changes from principal transactions:				
Total unit transactions	(79,974)	(9)	(3,047)	(4,392)
Increase (decrease) in net assets derived from principal transactions	(79,974)	(9)	(3,047)	(4,392)
Total increase (decrease) in net assets	(82,002)	(10)	(3,713)	(5,020)
Net assets at December 31, 2015	$ —	$ 34	$ 27,564	$ 19,604

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 187	$ 254,592	$ 1,972	$ 29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,653)	(38)	—
Total realized gain (loss) on investments and capital gains distributions	21	27,793	992	2
Net unrealized appreciation (depreciation) of investments	2	13,856	111	—
Net increase (decrease) in net assets resulting from operations	22	39,996	1,065	2
Changes from principal transactions:				
Total unit transactions	1	139,940	2,376	(7)
Increase (decrease) in net assets derived from principal transactions	1	139,940	2,376	(7)
Total increase (decrease) in net assets	23	179,936	3,441	(5)
Net assets at December 31, 2014	210	434,528	5,413	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,585)	(3)	—
Total realized gain (loss) on investments and capital gains distributions	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(35)	(30,020)	(304)	(3)
Net increase (decrease) in net assets resulting from operations	7	23,312	313	(2)
Changes from principal transactions:				
Total unit transactions	(54)	(14,309)	201	(1)
Increase (decrease) in net assets derived from principal transactions	(54)	(14,309)	201	(1)
Total increase (decrease) in net assets	(47)	9,003	514	(3)
Net assets at December 31, 2015	$ 163	$ 443,531	$ 5,927	$ 21

The accompanying notes are an integral part of these financial statements.

179

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net assets at January 1, 2014	$ 342,341	$ 1,259	$ 18	$ 24,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,345	(26)	—	81
Total realized gain (loss) on investments and capital gains distributions	21,559	232	—	5,440
Net unrealized appreciation (depreciation) of investments	4,481	(222)	—	(3,406)
Net increase (decrease) in net assets resulting from operations	30,385	(16)	—	2,115
Changes from principal transactions:				
Total unit transactions	11,503	438	1	(9,313)
Increase (decrease) in net assets derived from principal transactions	11,503	438	1	(9,313)
Total increase (decrease) in net assets	41,888	422	1	(7,198)
Net assets at December 31, 2014	384,229	1,681	19	17,240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,097	20	—	20
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)
Net increase (decrease) in net assets resulting from operations	(19,146)	(104)	—	(197)
Changes from principal transactions:				
Total unit transactions	(39,626)	81	18	(2,855)
Increase (decrease) in net assets derived from principal transactions	(39,626)	81	18	(2,855)
Total increase (decrease) in net assets	(58,772)	(23)	18	(3,052)
Net assets at December 31, 2015	$ 325,457	$ 1,658	$ 37	$ 14,188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net assets at January 1, 2014	$ 338	$ 14,396	$ 65	$ 6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	304	1	—
Total realized gain (loss) on investments and capital gains distributions	45	2,251	(5)	—
Net unrealized appreciation (depreciation) of investments	2	(459)	6	1
Net increase (decrease) in net assets resulting from operations	47	2,096	2	1
Changes from principal transactions:				
Total unit transactions	(3)	3,216	(24)	—
Increase (decrease) in net assets derived from principal transactions	(3)	3,216	(24)	—
Total increase (decrease) in net assets	44	5,312	(22)	1
Net assets at December 31, 2014	382	19,708	43	7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	233	—	—
Total realized gain (loss) on investments and capital gains distributions	32	3,827	(1)	(1)
Net unrealized appreciation (depreciation) of investments	(37)	(3,944)	(1)	(1)
Net increase (decrease) in net assets resulting from operations	(6)	116	(2)	(2)
Changes from principal transactions:				
Total unit transactions	15	(4,646)	(3)	2
Increase (decrease) in net assets derived from principal transactions	15	(4,646)	(3)	2
Total increase (decrease) in net assets	9	(4,530)	(5)	—
Net assets at December 31, 2015	$ 391	$ 15,178	$ 38	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2014	$ 82,599	$ 38	$ 1,928	$ 50,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	431	1	14	250
Total realized gain (loss) on investments and capital gains distributions	1,375	4	114	3,428
Net unrealized appreciation (depreciation) of investments	8,950	8	414	10,579
Net increase (decrease) in net assets resulting from operations	10,756	13	542	14,257
Changes from principal transactions:				
Total unit transactions	(650)	2	(61)	1,316
Increase (decrease) in net assets derived from principal transactions	(650)	2	(61)	1,316
Total increase (decrease) in net assets	10,106	15	481	15,573
Net assets at December 31, 2014	92,705	53	2,409	65,786
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,208	1	13	274
Total realized gain (loss) on investments and capital gains distributions	4,591	6	150	4,820
Net unrealized appreciation (depreciation) of investments	(9,097)	(5)	(109)	(4,118)
Net increase (decrease) in net assets resulting from operations	(2,298)	2	54	976
Changes from principal transactions:				
Total unit transactions	(2,045)	(16)	(201)	(4,309)
Increase (decrease) in net assets derived from principal transactions	(2,045)	(16)	(201)	(4,309)
Total increase (decrease) in net assets	(4,343)	(14)	(147)	(3,333)
Net assets at December 31, 2015	$ 88,362	$ 39	$ 2,262	$ 62,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2014	$ 36,469	$ 59,652	$ 38	$ 12,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(391)	—	127
Total realized gain (loss) on investments and capital gains distributions	7,170	13,448	6	1,295
Net unrealized appreciation (depreciation) of investments	(5,083)	(10,280)	(4)	76
Net increase (decrease) in net assets resulting from operations	2,081	2,777	2	1,498
Changes from principal transactions:				
Total unit transactions	(1,539)	(7,635)	—	8,828
Increase (decrease) in net assets derived from principal transactions	(1,539)	(7,635)	—	8,828
Total increase (decrease) in net assets	542	(4,858)	2	10,326
Net assets at December 31, 2014	37,011	54,794	40	22,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(405)	—	683
Total realized gain (loss) on investments and capital gains distributions	7,289	11,001	8	3,793
Net unrealized appreciation (depreciation) of investments	(7,770)	(11,836)	(8)	(5,190)
Net increase (decrease) in net assets resulting from operations	(502)	(1,240)	—	(714)
Changes from principal transactions:				
Total unit transactions	(4,993)	(3,285)	(11)	31
Increase (decrease) in net assets derived from principal transactions	(4,993)	(3,285)	(11)	31
Total increase (decrease) in net assets	(5,495)	(4,525)	(11)	(683)
Net assets at December 31, 2015	$ 31,516	$ 50,269	$ 29	$ 21,900

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 25,945	$ 265	$ 24,242	$ 20,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	1	26	(24)
Total realized gain (loss) on investments and capital gains distributions	3,054	18	2,672	2,312
Net unrealized appreciation (depreciation) of investments	(814)	(14)	(2,670)	(2,330)
Net increase (decrease) in net assets resulting from operations	2,309	5	28	(42)
Changes from principal transactions:				
Total unit transactions	(1,230)	51	(1,778)	(311)
Increase (decrease) in net assets derived from principal transactions	(1,230)	51	(1,778)	(311)
Total increase (decrease) in net assets	1,079	56	(1,750)	(353)
Net assets at December 31, 2014	27,024	321	22,492	20,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	616	1	94	30
Total realized gain (loss) on investments and capital gains distributions	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(6,614)	(52)	(3,910)	(3,685)
Net increase (decrease) in net assets resulting from operations	(1,022)	(51)	(3,465)	(3,190)
Changes from principal transactions:				
Total unit transactions	(341)	(47)	(1,889)	(1,394)
Increase (decrease) in net assets derived from principal transactions	(341)	(47)	(1,889)	(1,394)
Total increase (decrease) in net assets	(1,363)	(98)	(5,354)	(4,584)
Net assets at December 31, 2015	$ 25,661	$ 223	$ 17,138	$ 15,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2014	$ 22	$ 19,469	$ 17,992	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	26	(115)	1
Total realized gain (loss) on investments and capital gains distributions	3	2,346	2,220	5
Net unrealized appreciation (depreciation) of investments	(1)	(400)	(621)	(4)
Net increase (decrease) in net assets resulting from operations	2	1,972	1,484	2
Changes from principal transactions:				
Total unit transactions	—	5,263	2,567	(9)
Increase (decrease) in net assets derived from principal transactions	—	5,263	2,567	(9)
Total increase (decrease) in net assets	2	7,235	4,051	(7)
Net assets at December 31, 2014	24	26,704	22,043	30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	(171)	1
Total realized gain (loss) on investments and capital gains distributions	7	4,065	3,442	4
Net unrealized appreciation (depreciation) of investments	(7)	(5,369)	(4,375)	(2)
Net increase (decrease) in net assets resulting from operations	—	(1,300)	(1,104)	3
Changes from principal transactions:				
Total unit transactions	17	4,519	1,678	—
Increase (decrease) in net assets derived from principal transactions	17	4,519	1,678	—
Total increase (decrease) in net assets	17	3,219	574	3
Net assets at December 31, 2015	$ 41	$ 29,923	$ 22,617	$ 33

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2014	$ 346	$ 159,719	$ 489,494	$ 1,793
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,081	2,172	21
Total realized gain (loss) on investments and capital gains distributions	38	16,055	49,009	333
Net unrealized appreciation (depreciation) of investments	2	1,680	4,247	(237)
Net increase (decrease) in net assets resulting from operations	43	19,816	55,428	117
Changes from principal transactions:				
Total unit transactions	14	11,888	19,413	(375)
Increase (decrease) in net assets derived from principal transactions	14	11,888	19,413	(375)
Total increase (decrease) in net assets	57	31,704	74,841	(258)
Net assets at December 31, 2014	403	191,423	564,335	1,535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,408	2,314	19
Total realized gain (loss) on investments and capital gains distributions	60	28,105	82,840	244
Net unrealized appreciation (depreciation) of investments	(43)	(20,669)	(60,977)	(374)
Net increase (decrease) in net assets resulting from operations	20	9,844	24,177	(111)
Changes from principal transactions:				
Total unit transactions	6	20,415	37,092	(167)
Increase (decrease) in net assets derived from principal transactions	6	20,415	37,092	(167)
Total increase (decrease) in net assets	26	30,259	61,269	(278)
Net assets at December 31, 2015	$ 429	$ 221,682	$ 625,604	$ 1,257

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net assets at January 1, 2014	$ 122,461	$ 120	$ 7,898	$ 813
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,413	1	15	4
Total realized gain (loss) on investments and capital gains distributions	13,543	1	455	36
Net unrealized appreciation (depreciation) of investments	(7,032)	(4)	(637)	(69)
Net increase (decrease) in net assets resulting from operations	7,924	(2)	(167)	(29)
Changes from principal transactions:				
Total unit transactions	(8,733)	(1)	(49)	22
Increase (decrease) in net assets derived from principal transactions	(8,733)	(1)	(49)	22
Total increase (decrease) in net assets	(809)	(3)	(216)	(7)
Net assets at December 31, 2014	121,652	117	7,682	806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,328	1	(6)	17
Total realized gain (loss) on investments and capital gains distributions	23,061	8	674	56
Net unrealized appreciation (depreciation) of investments	(32,856)	(10)	(854)	(135)
Net increase (decrease) in net assets resulting from operations	(8,467)	(1)	(186)	(62)
Changes from principal transactions:				
Total unit transactions	(19,905)	(25)	(99)	(12)
Increase (decrease) in net assets derived from principal transactions	(19,905)	(25)	(99)	(12)
Total increase (decrease) in net assets	(28,372)	(26)	(285)	(74)
Net assets at December 31, 2015	$ 93,280	$ 91	$ 7,397	$ 732

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net assets at January 1, 2014	$ 6,959	$ 281,491	$ 135	$ 500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1,950)	2	—
Total realized gain (loss) on investments and capital gains distributions	607	41	6	52
Net unrealized appreciation (depreciation) of investments	(906)	—	9	(77)
Net increase (decrease) in net assets resulting from operations	(283)	(1,909)	17	(25)
Changes from principal transactions:				
Total unit transactions	(93)	(43,218)	(1)	(147)
Increase (decrease) in net assets derived from principal transactions	(93)	(43,218)	(1)	(147)
Total increase (decrease) in net assets	(376)	(45,127)	16	(172)
Net assets at December 31, 2014	6,583	236,364	151	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	(1,679)	2	—
Total realized gain (loss) on investments and capital gains distributions	464	26	5	14
Net unrealized appreciation (depreciation) of investments	(1,061)	—	(11)	7
Net increase (decrease) in net assets resulting from operations	(497)	(1,653)	(4)	21
Changes from principal transactions:				
Total unit transactions	(933)	(7,995)	18	(31)
Increase (decrease) in net assets derived from principal transactions	(933)	(7,995)	18	(31)
Total increase (decrease) in net assets	(1,430)	(9,648)	14	(10)
Net assets at December 31, 2015	$ 5,153	$ 226,716	$ 165	$ 318

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,995	$ 1,138	$ 201,227	$ 323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	28	1,517	—
Total realized gain (loss) on investments and capital gains distributions	(7)	(8)	1,143	(4)
Net unrealized appreciation (depreciation) of investments	68	59	5,096	5
Net increase (decrease) in net assets resulting from operations	84	79	7,756	1
Changes from principal transactions:				
Total unit transactions	(189)	1,261	(39,053)	(52)
Increase (decrease) in net assets derived from principal transactions	(189)	1,261	(39,053)	(52)
Total increase (decrease) in net assets	(105)	1,340	(31,297)	(51)
Net assets at December 31, 2014	1,890	2,478	169,930	272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	87	163	6,999	(1)
Total realized gain (loss) on investments and capital gains distributions	(106)	(126)	(8,568)	(11)
Net unrealized appreciation (depreciation) of investments	19	(35)	1,265	(4)
Net increase (decrease) in net assets resulting from operations	—	2	(304)	(16)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,480)	(169,626)	13
Increase (decrease) in net assets derived from principal transactions	(1,890)	(2,480)	(169,626)	13
Total increase (decrease) in net assets	(1,890)	(2,478)	(169,930)	(3)
Net assets at December 31, 2015	$ —	$ —	$ —	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class
Net assets at January 1, 2014	$ 113,498	$ 955	$ 631	$ 586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(154)	—	11	9
Total realized gain (loss) on investments and capital gains distributions	1,462	(10)	47	57
Net unrealized appreciation (depreciation) of investments	(1,327)	6	(25)	(21)
Net increase (decrease) in net assets resulting from operations	(19)	(4)	33	45
Changes from principal transactions:				
Total unit transactions	(16,971)	(19)	28	679
Increase (decrease) in net assets derived from principal transactions	(16,971)	(19)	28	679
Total increase (decrease) in net assets	(16,990)	(23)	61	724
Net assets at December 31, 2014	96,508	932	692	1,310
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(822)	(4)	90	28
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)
Net increase (decrease) in net assets resulting from operations	(4,623)	(45)	(35)	4
Changes from principal transactions:				
Total unit transactions	(13,494)	(47)	(657)	(1,314)
Increase (decrease) in net assets derived from principal transactions	(13,494)	(47)	(657)	(1,314)
Total increase (decrease) in net assets	(18,117)	(92)	(692)	(1,310)
Net assets at December 31, 2015	$ 78,391	$ 840	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 1,185	$ 1,238	$ 1,101	$ 3,767
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	16	13	46
Total realized gain (loss) on investments and capital gains distributions	89	101	77	232
Net unrealized appreciation (depreciation) of investments	(51)	(51)	(19)	(88)
Net increase (decrease) in net assets resulting from operations	57	66	71	190
Changes from principal transactions:				
Total unit transactions	(19)	1,283	1,238	393
Increase (decrease) in net assets derived from principal transactions	(19)	1,283	1,238	393
Total increase (decrease) in net assets	38	1,349	1,309	583
Net assets at December 31, 2014	1,223	2,587	2,410	4,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	53	26	32
Total realized gain (loss) on investments and capital gains distributions	(6)	469	142	480
Net unrealized appreciation (depreciation) of investments	(15)	(726)	(252)	(587)
Net increase (decrease) in net assets resulting from operations	7	(204)	(84)	(75)
Changes from principal transactions:				
Total unit transactions	(1,230)	3,581	(127)	(569)
Increase (decrease) in net assets derived from principal transactions	(1,230)	3,581	(127)	(569)
Total increase (decrease) in net assets	(1,223)	3,377	(211)	(644)
Net assets at December 31, 2015	$ —	$ 5,964	$ 2,199	$ 3,706

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2014	$ 1,305	$ 504	$ 2,576	$ 380
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	5	27	—
Total realized gain (loss) on investments and capital gains distributions	91	47	198	48
Net unrealized appreciation (depreciation) of investments	(26)	4	(81)	(22)
Net increase (decrease) in net assets resulting from operations	76	56	144	26
Changes from principal transactions:				
Total unit transactions	932	1,081	286	1,362
Increase (decrease) in net assets derived from principal transactions	932	1,081	286	1,362
Total increase (decrease) in net assets	1,008	1,137	430	1,388
Net assets at December 31, 2014	2,313	1,641	3,006	1,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	25	18	28
Total realized gain (loss) on investments and capital gains distributions	672	327	413	584
Net unrealized appreciation (depreciation) of investments	(1,035)	(483)	(483)	(928)
Net increase (decrease) in net assets resulting from operations	(312)	(131)	(52)	(316)
Changes from principal transactions:				
Total unit transactions	5,117	1,875	(624)	5,129
Increase (decrease) in net assets derived from principal transactions	5,117	1,875	(624)	5,129
Total increase (decrease) in net assets	4,805	1,744	(676)	4,813
Net assets at December 31, 2015	$ 7,118	$ 3,385	$ 2,330	$ 6,581

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2014	$ 365	$ 1,821	$ 153	$ 246
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	11	—	3
Total realized gain (loss) on investments and capital gains distributions	40	149	15	44
Net unrealized appreciation (depreciation) of investments	(20)	(59)	(3)	(32)
Net increase (decrease) in net assets resulting from operations	24	101	12	15
Changes from principal transactions:				
Total unit transactions	396	316	259	185
Increase (decrease) in net assets derived from principal transactions	396	316	259	185
Total increase (decrease) in net assets	420	417	271	200
Net assets at December 31, 2014	785	2,238	424	446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	7	3	1
Total realized gain (loss) on investments and capital gains distributions	113	341	85	41
Net unrealized appreciation (depreciation) of investments	(152)	(399)	(139)	(66)
Net increase (decrease) in net assets resulting from operations	(35)	(51)	(51)	(24)
Changes from principal transactions:				
Total unit transactions	490	(166)	1,086	312
Increase (decrease) in net assets derived from principal transactions	490	(166)	1,086	312
Total increase (decrease) in net assets	455	(217)	1,035	288
Net assets at December 31, 2015	$ 1,240	$ 2,021	$ 1,459	$ 734

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 217	$ 10	$ 833	$ 259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	6	14	4
Total realized gain (loss) on investments and capital gains distributions	14	21	51	14
Net unrealized appreciation (depreciation) of investments	—	(6)	(19)	(5)
Net increase (decrease) in net assets resulting from operations	16	21	46	13
Changes from principal transactions:				
Total unit transactions	135	437	215	16
Increase (decrease) in net assets derived from principal transactions	135	437	215	16
Total increase (decrease) in net assets	151	458	261	29
Net assets at December 31, 2014	368	468	1,094	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(77)	(49)	(31)	(25)
Net increase (decrease) in net assets resulting from operations	(16)	(93)	(11)	(30)
Changes from principal transactions:				
Total unit transactions	180	2,778	213	1,034
Increase (decrease) in net assets derived from principal transactions	180	2,778	213	1,034
Total increase (decrease) in net assets	164	2,685	202	1,004
Net assets at December 31, 2015	$ 532	$ 3,153	$ 1,296	$ 1,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 919	$ 1,766	$ 67,703	$ 10,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	54	1,204	162
Total realized gain (loss) on investments and capital gains distributions	13	38	3,672	463
Net unrealized appreciation (depreciation) of investments	15	39	(1,582)	(169)
Net increase (decrease) in net assets resulting from operations	46	131	3,294	456
Changes from principal transactions:				
Total unit transactions	(60)	1,157	(2,900)	(2,471)
Increase (decrease) in net assets derived from principal transactions	(60)	1,157	(2,900)	(2,471)
Total increase (decrease) in net assets	(14)	1,288	394	(2,015)
Net assets at December 31, 2014	905	3,054	68,097	8,129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	134	2,284	264
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)
Net increase (decrease) in net assets resulting from operations	16	54	981	116
Changes from principal transactions:				
Total unit transactions	(921)	(3,108)	(69,078)	(8,245)
Increase (decrease) in net assets derived from principal transactions	(921)	(3,108)	(69,078)	(8,245)
Total increase (decrease) in net assets	(905)	(3,054)	(68,097)	(8,129)
Net assets at December 31, 2015	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 508	$ 788	$ 131,426	$ 15,044
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	49	1,681	179
Total realized gain (loss) on investments and capital gains distributions	36	182	7,435	1,285
Net unrealized appreciation (depreciation) of investments	(19)	(151)	(2,801)	(764)
Net increase (decrease) in net assets resulting from operations	24	80	6,315	700
Changes from principal transactions:				
Total unit transactions	(40)	610	4,868	(544)
Increase (decrease) in net assets derived from principal transactions	(40)	610	4,868	(544)
Total increase (decrease) in net assets	(16)	690	11,183	156
Net assets at December 31, 2014	492	1,478	142,609	15,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	70	3,307	326
Total realized gain (loss) on investments and capital gains distributions	57	168	19,848	1,947
Net unrealized appreciation (depreciation) of investments	(71)	(289)	(24,431)	(2,361)
Net increase (decrease) in net assets resulting from operations	(2)	(51)	(1,276)	(88)
Changes from principal transactions:				
Total unit transactions	(50)	1,034	(9,621)	(2,076)
Increase (decrease) in net assets derived from principal transactions	(50)	1,034	(9,621)	(2,076)
Total increase (decrease) in net assets	(52)	983	(10,897)	(2,164)
Net assets at December 31, 2015	$ 440	$ 2,461	$ 131,712	$ 13,036

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 215	$ 1,783	$ 123,072	$ 13,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	39	1,609	174
Total realized gain (loss) on investments and capital gains distributions	26	241	11,580	1,757
Net unrealized appreciation (depreciation) of investments	(18)	(160)	(7,046)	(1,308)
Net increase (decrease) in net assets resulting from operations	10	120	6,143	623
Changes from principal transactions:				
Total unit transactions	(42)	792	7,546	(774)
Increase (decrease) in net assets derived from principal transactions	(42)	792	7,546	(774)
Total increase (decrease) in net assets	(32)	912	13,689	(151)
Net assets at December 31, 2014	183	2,695	136,761	13,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	91	3,313	292
Total realized gain (loss) on investments and capital gains distributions	22	381	21,414	1,944
Net unrealized appreciation (depreciation) of investments	(26)	(526)	(26,629)	(2,376)
Net increase (decrease) in net assets resulting from operations	—	(54)	(1,902)	(140)
Changes from principal transactions:				
Total unit transactions	(8)	992	(5,924)	(968)
Increase (decrease) in net assets derived from principal transactions	(8)	992	(5,924)	(968)
Total increase (decrease) in net assets	(8)	938	(7,826)	(1,108)
Net assets at December 31, 2015	$ 175	$ 3,633	$ 128,935	$ 12,529

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 108	$ 1,313	$ 90,698	$ 8,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	20	854	71
Total realized gain (loss) on investments and capital gains distributions	11	173	10,927	1,249
Net unrealized appreciation (depreciation) of investments	(7)	(115)	(6,966)	(919)
Net increase (decrease) in net assets resulting from operations	6	78	4,815	401
Changes from principal transactions:				
Total unit transactions	—	135	2,796	(655)
Increase (decrease) in net assets derived from principal transactions	—	135	2,796	(655)
Total increase (decrease) in net assets	6	213	7,611	(254)
Net assets at December 31, 2014	114	1,526	98,309	7,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	42	2,262	169
Total realized gain (loss) on investments and capital gains distributions	17	192	19,604	1,411
Net unrealized appreciation (depreciation) of investments	(19)	(245)	(23,651)	(1,696)
Net increase (decrease) in net assets resulting from operations	—	(11)	(1,785)	(116)
Changes from principal transactions:				
Total unit transactions	(83)	499	(2,424)	(446)
Increase (decrease) in net assets derived from principal transactions	(83)	499	(2,424)	(446)
Total increase (decrease) in net assets	(83)	488	(4,209)	(562)
Net assets at December 31, 2015	$ 31	$ 2,014	$ 94,100	$ 7,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net assets at January 1, 2014	$ 155	$ 7,472	$ 683	$ 3,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	53	7	39
Total realized gain (loss) on investments and capital gains distributions	24	785	77	349
Net unrealized appreciation (depreciation) of investments	(1)	(351)	(48)	(188)
Net increase (decrease) in net assets resulting from operations	27	487	36	200
Changes from principal transactions:				
Total unit transactions	595	2,858	168	578
Increase (decrease) in net assets derived from principal transactions	595	2,858	168	578
Total increase (decrease) in net assets	622	3,345	204	778
Net assets at December 31, 2014	777	10,817	887	4,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	226	18	87
Total realized gain (loss) on investments and capital gains distributions	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(85)	(1,937)	(154)	(595)
Net increase (decrease) in net assets resulting from operations	(11)	(301)	(21)	(73)
Changes from principal transactions:				
Total unit transactions	414	3,654	308	471
Increase (decrease) in net assets derived from principal transactions	414	3,654	308	471
Total increase (decrease) in net assets	403	3,353	287	398
Net assets at December 31, 2015	$ 1,180	$ 14,170	$ 1,174	$ 4,678

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 221	$ 2,555	$ 15,119	$ 1,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	76	320	22
Total realized gain (loss) on investments and capital gains distributions	1	145	216	13
Net unrealized appreciation (depreciation) of investments	5	(44)	260	27
Net increase (decrease) in net assets resulting from operations	10	177	796	62
Changes from principal transactions:				
Total unit transactions	(25)	558	1,824	(247)
Increase (decrease) in net assets derived from principal transactions	(25)	558	1,824	(247)
Total increase (decrease) in net assets	(15)	735	2,620	(185)
Net assets at December 31, 2014	206	3,290	17,739	1,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	91	189	6
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)
Net increase (decrease) in net assets resulting from operations	(16)	(69)	(1,311)	(128)
Changes from principal transactions:				
Total unit transactions	777	3,282	54,749	5,866
Increase (decrease) in net assets derived from principal transactions	777	3,282	54,749	5,866
Total increase (decrease) in net assets	761	3,213	53,438	5,738
Net assets at December 31, 2015	$ 967	$ 6,503	$ 71,177	$ 6,948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2014	$ 4,900	$ 140	$ 19,547	$ 57,450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	2	221	324
Total realized gain (loss) on investments and capital gains distributions	433	33	4,297	12,842
Net unrealized appreciation (depreciation) of investments	(280)	(18)	(2,240)	(6,648)
Net increase (decrease) in net assets resulting from operations	224	17	2,278	6,518
Changes from principal transactions:				
Total unit transactions	995	(4)	(2,594)	(3,843)
Increase (decrease) in net assets derived from principal transactions	995	(4)	(2,594)	(3,843)
Total increase (decrease) in net assets	1,219	13	(316)	2,675
Net assets at December 31, 2014	6,119	153	19,231	60,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	2	263	421
Total realized gain (loss) on investments and capital gains distributions	394	25	3,993	12,816
Net unrealized appreciation (depreciation) of investments	(573)	(30)	(4,659)	(14,488)
Net increase (decrease) in net assets resulting from operations	(80)	(3)	(403)	(1,251)
Changes from principal transactions:				
Total unit transactions	(174)	(72)	1,183	(8,206)
Increase (decrease) in net assets derived from principal transactions	(174)	(72)	1,183	(8,206)
Total increase (decrease) in net assets	(254)	(75)	780	(9,457)
Net assets at December 31, 2015	$ 5,865	$ 78	$ 20,011	$ 50,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2014	$ 571	$ 186,035	$ 14,676	$ 270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1,401)	(29)	—
Total realized gain (loss) on investments and capital gains distributions	101	12,185	2,863	8
Net unrealized appreciation (depreciation) of investments	(81)	(5,151)	(1,204)	2
Net increase (decrease) in net assets resulting from operations	18	5,633	1,630	10
Changes from principal transactions:				
Total unit transactions	(169)	(16,159)	(1,035)	(26)
Increase (decrease) in net assets derived from principal transactions	(169)	(16,159)	(1,035)	(26)
Total increase (decrease) in net assets	(151)	(10,526)	595	(16)
Net assets at December 31, 2014	420	175,509	15,271	254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,019)	(19)	—
Total realized gain (loss) on investments and capital gains distributions	62	22,502	2,615	2
Net unrealized appreciation (depreciation) of investments	(81)	(30,374)	(2,308)	(10)
Net increase (decrease) in net assets resulting from operations	(20)	(8,891)	288	(8)
Changes from principal transactions:				
Total unit transactions	(64)	(24,099)	(934)	26
Increase (decrease) in net assets derived from principal transactions	(64)	(24,099)	(934)	26
Total increase (decrease) in net assets	(84)	(32,990)	(646)	18
Net assets at December 31, 2015	$ 336	$ 142,519	$ 14,625	$ 272

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2014	$ 5,258	$ 4,661	$ 444	$ 69,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	184	7	702
Total realized gain (loss) on investments and capital gains distributions	493	600	22	1,973
Net unrealized appreciation (depreciation) of investments	(306)	(573)	14	3,058
Net increase (decrease) in net assets resulting from operations	151	211	43	5,733
Changes from principal transactions:				
Total unit transactions	(679)	(780)	(5)	709
Increase (decrease) in net assets derived from principal transactions	(679)	(780)	(5)	709
Total increase (decrease) in net assets	(528)	(569)	38	6,442
Net assets at December 31, 2014	4,730	4,092	482	76,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	30	8	884
Total realized gain (loss) on investments and capital gains distributions	300	454	20	2,233
Net unrealized appreciation (depreciation) of investments	(540)	(549)	(62)	(7,841)
Net increase (decrease) in net assets resulting from operations	(271)	(65)	(34)	(4,724)
Changes from principal transactions:				
Total unit transactions	1,491	(832)	(19)	(9,061)
Increase (decrease) in net assets derived from principal transactions	1,491	(832)	(19)	(9,061)
Total increase (decrease) in net assets	1,220	(897)	(53)	(13,785)
Net assets at December 31, 2015	$ 5,950	$ 3,195	$ 429	$ 62,485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 811	$ 260,310	$ 300	$ 364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	2,413	39	1
Total realized gain (loss) on investments and capital gains distributions	125	17,768	63	34
Net unrealized appreciation (depreciation) of investments	(60)	1,128	(99)	17
Net increase (decrease) in net assets resulting from operations	81	21,309	3	52
Changes from principal transactions:				
Total unit transactions	782	68,811	3,059	(10)
Increase (decrease) in net assets derived from principal transactions	782	68,811	3,059	(10)
Total increase (decrease) in net assets	863	90,120	3,062	42
Net assets at December 31, 2014	1,674	350,430	3,362	406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	4,078	21	—
Total realized gain (loss) on investments and capital gains distributions	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(247)	(47,533)	(111)	(122)
Net increase (decrease) in net assets resulting from operations	(47)	(9,779)	(84)	(13)
Changes from principal transactions:				
Total unit transactions	(93)	(29,789)	(1,849)	(92)
Increase (decrease) in net assets derived from principal transactions	(93)	(29,789)	(1,849)	(92)
Total increase (decrease) in net assets	(140)	(39,568)	(1,933)	(105)
Net assets at December 31, 2015	$ 1,534	$ 310,862	$ 1,429	$ 301

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2014	$ 4,945	$ 60,174	$ 609	$ 621,059
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(38)	3	924
Total realized gain (loss) on investments and capital gains distributions	465	5,356	44	31,309
Net unrealized appreciation (depreciation) of investments	323	3,043	(36)	(24,222)
Net increase (decrease) in net assets resulting from operations	804	8,361	11	8,011
Changes from principal transactions:				
Total unit transactions	1,190	(59)	(61)	(52,743)
Increase (decrease) in net assets derived from principal transactions	1,190	(59)	(61)	(52,743)
Total increase (decrease) in net assets	1,994	8,302	(50)	(44,732)
Net assets at December 31, 2014	6,939	68,476	559	576,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(222)	4	2,516
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)
Net increase (decrease) in net assets resulting from operations	(274)	(2,523)	19	18,333
Changes from principal transactions:				
Total unit transactions	453	(4,324)	(46)	(33,607)
Increase (decrease) in net assets derived from principal transactions	453	(4,324)	(46)	(33,607)
Total increase (decrease) in net assets	179	(6,847)	(27)	(15,274)
Net assets at December 31, 2015	$ 7,118	$ 61,629	$ 532	$ 561,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,061	$ 35,918	$ 698	$ 389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,684	30	(1)
Total realized gain (loss) on investments and capital gains distributions	73	719	17	53
Net unrealized appreciation (depreciation) of investments	(61)	(2,909)	(53)	(13)
Net increase (decrease) in net assets resulting from operations	12	(506)	(6)	39
Changes from principal transactions:				
Total unit transactions	28	8,575	96	(42)
Increase (decrease) in net assets derived from principal transactions	28	8,575	96	(42)
Total increase (decrease) in net assets	40	8,069	90	(3)
Net assets at December 31, 2014	1,101	43,987	788	386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,682	34	(1)
Total realized gain (loss) on investments and capital gains distributions	167	485	12	80
Net unrealized appreciation (depreciation) of investments	(144)	(3,974)	(91)	(74)
Net increase (decrease) in net assets resulting from operations	26	(1,807)	(45)	5
Changes from principal transactions:				
Total unit transactions	32	(8,916)	13	(12)
Increase (decrease) in net assets derived from principal transactions	32	(8,916)	13	(12)
Total increase (decrease) in net assets	58	(10,723)	(32)	(7)
Net assets at December 31, 2015	$ 1,159	$ 33,264	$ 756	$ 379

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2014	$ 393,263	$ 859	$ 1,561	$ 326,039
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,996)	(7)	(5)	(3,021)
Total realized gain (loss) on investments and capital gains distributions	40,264	117	214	39,828
Net unrealized appreciation (depreciation) of investments	2,509	(5)	(101)	(12,420)
Net increase (decrease) in net assets resulting from operations	39,777	105	108	24,387
Changes from principal transactions:				
Total unit transactions	(29,017)	106	(185)	(13,091)
Increase (decrease) in net assets derived from principal transactions	(29,017)	106	(185)	(13,091)
Total increase (decrease) in net assets	10,760	211	(77)	11,296
Net assets at December 31, 2014	404,023	1,070	1,484	337,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,255)	(8)	(5)	(3,242)
Total realized gain (loss) on investments and capital gains distributions	72,584	228	381	63,010
Net unrealized appreciation (depreciation) of investments	(63,982)	(201)	(234)	(26,952)
Net increase (decrease) in net assets resulting from operations	4,347	19	142	32,816
Changes from principal transactions:				
Total unit transactions	(13,554)	(95)	(202)	11,436
Increase (decrease) in net assets derived from principal transactions	(13,554)	(95)	(202)	11,436
Total increase (decrease) in net assets	(9,207)	(76)	(60)	44,252
Net assets at December 31, 2015	$ 394,816	$ 994	$ 1,424	$ 381,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 3,895	$ 539	$ 114,872	$ 362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	8	1,621	6
Total realized gain (loss) on investments and capital gains distributions	619	12	(135)	11
Net unrealized appreciation (depreciation) of investments	(303)	(58)	(9,755)	(42)
Net increase (decrease) in net assets resulting from operations	293	(38)	(8,269)	(25)
Changes from principal transactions:				
Total unit transactions	(40)	(92)	(6,795)	(9)
Increase (decrease) in net assets derived from principal transactions	(40)	(92)	(6,795)	(9)
Total increase (decrease) in net assets	253	(130)	(15,064)	(34)
Net assets at December 31, 2014	4,148	409	99,808	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	13	2,825	11
Total realized gain (loss) on investments and capital gains distributions	1,153	—	(851)	17
Net unrealized appreciation (depreciation) of investments	(711)	(28)	(5,844)	(43)
Net increase (decrease) in net assets resulting from operations	417	(15)	(3,870)	(15)
Changes from principal transactions:				
Total unit transactions	(339)	(49)	(7,500)	(5)
Increase (decrease) in net assets derived from principal transactions	(339)	(49)	(7,500)	(5)
Total increase (decrease) in net assets	78	(64)	(11,370)	(20)
Net assets at December 31, 2015	$ 4,226	$ 345	$ 88,438	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2014	$ 162	$ —	$ 37,570	$ 76,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	651	808
Total realized gain (loss) on investments and capital gains distributions	35	—	2,475	(1,825)
Net unrealized appreciation (depreciation) of investments	(21)	—	(989)	5,078
Net increase (decrease) in net assets resulting from operations	16	—	2,137	4,061
Changes from principal transactions:				
Total unit transactions	(11)	—	(1,458)	(4,563)
Increase (decrease) in net assets derived from principal transactions	(11)	—	(1,458)	(4,563)
Total increase (decrease) in net assets	5	—	679	(502)
Net assets at December 31, 2014	167	—	38,249	75,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	21	829	1,219
Total realized gain (loss) on investments and capital gains distributions	28	(3)	2,097	(1,027)
Net unrealized appreciation (depreciation) of investments	(26)	(33)	(3,341)	(1,708)
Net increase (decrease) in net assets resulting from operations	2	(15)	(415)	(1,516)
Changes from principal transactions:				
Total unit transactions	(169)	1,485	(4,481)	(4,006)
Increase (decrease) in net assets derived from principal transactions	(169)	1,485	(4,481)	(4,006)
Total increase (decrease) in net assets	(167)	1,470	(4,896)	(5,522)
Net assets at December 31, 2015	$ —	$ 1,470	$ 33,353	$ 70,037

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2014	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	949	19	11,564	2
Total realized gain (loss) on investments and capital gains distributions	(1,050)	261	198,530	42
Net unrealized appreciation (depreciation) of investments	3,894	(129)	(84,853)	(26)
Net increase (decrease) in net assets resulting from operations	3,793	151	125,241	18
Changes from principal transactions:				
Total unit transactions	(2,304)	(151)	(144,619)	51
Increase (decrease) in net assets derived from principal transactions	(2,304)	(151)	(144,619)	51
Total increase (decrease) in net assets	1,489	—	(19,378)	69
Net assets at December 31, 2014	68,770	1,598	1,371,748	281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,297	18	11,113	2
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)
Net increase (decrease) in net assets resulting from operations	(892)	(36)	(30,795)	(10)
Changes from principal transactions:				
Total unit transactions	(4,336)	(154)	(134,040)	19
Increase (decrease) in net assets derived from principal transactions	(4,336)	(154)	(134,040)	19
Total increase (decrease) in net assets	(5,228)	(190)	(164,835)	9
Net assets at December 31, 2015	$ 63,542	$ 1,408	$ 1,206,913	$ 290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2014	$ —	$ —	$ 325,012	$ 335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,589	3
Total realized gain (loss) on investments and capital gains distributions	—	—	11,501	36
Net unrealized appreciation (depreciation) of investments	—	—	26,916	2
Net increase (decrease) in net assets resulting from operations	—	—	40,006	41
Changes from principal transactions:				
Total unit transactions	—	—	(16,352)	(58)
Increase (decrease) in net assets derived from principal transactions	—	—	(16,352)	(58)
Total increase (decrease) in net assets	—	—	23,654	(17)
Net assets at December 31, 2014	—	—	348,666	318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(61)	2,034	3
Total realized gain (loss) on investments and capital gains distributions	(129)	(59)	13,323	49
Net unrealized appreciation (depreciation) of investments	(6,145)	(768)	(15,795)	(50)
Net increase (decrease) in net assets resulting from operations	(6,365)	(888)	(438)	2
Changes from principal transactions:				
Total unit transactions	102,840	12,828	(24,766)	(38)
Increase (decrease) in net assets derived from principal transactions	102,840	12,828	(24,766)	(38)
Total increase (decrease) in net assets	96,475	11,940	(25,204)	(36)
Net assets at December 31, 2015	$ 96,475	$ 11,940	$ 323,462	$ 282

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2014	$ 365,883	$ 503	$ 154,881	$ 236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(485)	1	(473)	—
Total realized gain (loss) on investments and capital gains distributions	24,718	111	3,112	3
Net unrealized appreciation (depreciation) of investments	5,574	(67)	3,612	12
Net increase (decrease) in net assets resulting from operations	29,807	45	6,251	15
Changes from principal transactions:				
Total unit transactions	(29,572)	(184)	(11,444)	27
Increase (decrease) in net assets derived from principal transactions	(29,572)	(184)	(11,444)	27
Total increase (decrease) in net assets	235	(139)	(5,193)	42
Net assets at December 31, 2014	366,118	364	149,688	278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	1	(94)	1
Total realized gain (loss) on investments and capital gains distributions	55,417	73	3,979	8
Net unrealized appreciation (depreciation) of investments	(64,084)	(81)	(9,642)	(19)
Net increase (decrease) in net assets resulting from operations	(8,628)	(7)	(5,757)	(10)
Changes from principal transactions:				
Total unit transactions	(30,441)	(57)	(9,943)	8
Increase (decrease) in net assets derived from principal transactions	(30,441)	(57)	(9,943)	8
Total increase (decrease) in net assets	(39,069)	(64)	(15,700)	(2)
Net assets at December 31, 2015	$ 327,049	$ 300	$ 133,988	$ 276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2014	$ 26,714	$ 6	$ 12,039	$ 956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	—	24	7
Total realized gain (loss) on investments and capital gains distributions	722	—	916	36
Net unrealized appreciation (depreciation) of investments	(2,625)	—	738	70
Net increase (decrease) in net assets resulting from operations	(1,947)	—	1,678	113
Changes from principal transactions:				
Total unit transactions	2,175	1	4,738	(29)
Increase (decrease) in net assets derived from principal transactions	2,175	1	4,738	(29)
Total increase (decrease) in net assets	228	1	6,416	84
Net assets at December 31, 2014	26,942	7	18,455	1,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	—	32	6
Total realized gain (loss) on investments and capital gains distributions	865	—	1,292	23
Net unrealized appreciation (depreciation) of investments	(2,367)	—	8	44
Net increase (decrease) in net assets resulting from operations	(851)	—	1,332	73
Changes from principal transactions:				
Total unit transactions	3,777	—	7,528	57
Increase (decrease) in net assets derived from principal transactions	3,777	—	7,528	57
Total increase (decrease) in net assets	2,926	—	8,860	130
Net assets at December 31, 2015	$ 29,868	$ 7	$ 27,315	$ 1,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2014	$ 37,350	$ 221	$ 365	$ 6,058
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	275	—	1	21
Total realized gain (loss) on investments and capital gains distributions	1,158	13	18	725
Net unrealized appreciation (depreciation) of investments	3,586	30	20	(9)
Net increase (decrease) in net assets resulting from operations	5,019	43	39	737
Changes from principal transactions:				
Total unit transactions	9,714	148	(5)	1,447
Increase (decrease) in net assets derived from principal transactions	9,714	148	(5)	1,447
Total increase (decrease) in net assets	14,733	191	34	2,184
Net assets at December 31, 2014	52,083	412	399	8,242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	436	2	2	42
Total realized gain (loss) on investments and capital gains distributions	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	(2,184)	(11)	(58)	(1,037)
Net increase (decrease) in net assets resulting from operations	734	4	(17)	(420)
Changes from principal transactions:				
Total unit transactions	9,191	(27)	58	1,696
Increase (decrease) in net assets derived from principal transactions	9,191	(27)	58	1,696
Total increase (decrease) in net assets	9,925	(23)	41	1,276
Net assets at December 31, 2015	$ 62,008	$ 389	$ 440	$ 9,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2014	$ 8,513	$ 44,130	$ 23,761	$ 155,627
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	157	43	(891)
Total realized gain (loss) on investments and capital gains distributions	559	2,651	2,067	17,876
Net unrealized appreciation (depreciation) of investments	393	3,158	(925)	(9,131)
Net increase (decrease) in net assets resulting from operations	891	5,966	1,185	7,854
Changes from principal transactions:				
Total unit transactions	734	12,752	4,856	(12,367)
Increase (decrease) in net assets derived from principal transactions	734	12,752	4,856	(12,367)
Total increase (decrease) in net assets	1,625	18,718	6,041	(4,513)
Net assets at December 31, 2014	10,138	62,848	29,802	151,114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	401	62	(674)
Total realized gain (loss) on investments and capital gains distributions	923	6,793	3,236	22,734
Net unrealized appreciation (depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)
Net increase (decrease) in net assets resulting from operations	(263)	(3,017)	(1,927)	(2,266)
Changes from principal transactions:				
Total unit transactions	1,257	17,827	6,078	(8,043)
Increase (decrease) in net assets derived from principal transactions	1,257	17,827	6,078	(8,043)
Total increase (decrease) in net assets	994	14,810	4,151	(10,309)
Net assets at December 31, 2015	$ 11,132	$ 77,658	$ 33,953	$ 140,805

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S
Net assets at January 1, 2014	$ 299	$ 9,263	$ 62,868	$ 224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	120	1,486	5
Total realized gain (loss) on investments and capital gains distributions	44	(52)	(990)	24
Net unrealized appreciation (depreciation) of investments	(25)	408	(3,635)	(37)
Net increase (decrease) in net assets resulting from operations	18	476	(3,139)	(8)
Changes from principal transactions:				
Total unit transactions	(16)	2,545	(7,260)	(68)
Increase (decrease) in net assets derived from principal transactions	(16)	2,545	(7,260)	(68)
Total increase (decrease) in net assets	2	3,021	(10,399)	(76)
Net assets at December 31, 2014	301	12,284	52,469	148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	184	167	1
Total realized gain (loss) on investments and capital gains distributions	46	(42)	4,251	20
Net unrealized appreciation (depreciation) of investments	(50)	(229)	(2,734)	(16)
Net increase (decrease) in net assets resulting from operations	(4)	(87)	1,684	5
Changes from principal transactions:				
Total unit transactions	17	1,134	(54,153)	(153)
Increase (decrease) in net assets derived from principal transactions	17	1,134	(54,153)	(153)
Total increase (decrease) in net assets	13	1,047	(52,469)	(148)
Net assets at December 31, 2015	$ 314	$ 13,331	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2014	$ 113,492	$ 1,401	$ 41,575	$ 108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(631)	(4)	(376)	—
Total realized gain (loss) on investments and capital gains distributions	24,124	286	6,393	16
Net unrealized appreciation (depreciation) of investments	(13,936)	(176)	(4,157)	(8)
Net increase (decrease) in net assets resulting from operations	9,557	106	1,860	8
Changes from principal transactions:				
Total unit transactions	8,554	(111)	(1,043)	23
Increase (decrease) in net assets derived from principal transactions	8,554	(111)	(1,043)	23
Total increase (decrease) in net assets	18,111	(5)	817	31
Net assets at December 31, 2014	131,603	1,396	42,392	139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,205)	(8)	(437)	—
Total realized gain (loss) on investments and capital gains distributions	21,290	237	5,993	24
Net unrealized appreciation (depreciation) of investments	(20,540)	(236)	(6,776)	(25)
Net increase (decrease) in net assets resulting from operations	(455)	(7)	(1,220)	(1)
Changes from principal transactions:				
Total unit transactions	(2,699)	(157)	9,179	(17)
Increase (decrease) in net assets derived from principal transactions	(2,699)	(157)	9,179	(17)
Total increase (decrease) in net assets	(3,154)	(164)	7,959	(18)
Net assets at December 31, 2015	$ 128,449	$ 1,232	$ 50,351	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3
Net assets at January 1, 2014	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	321	(658)	(514)	47
Total realized gain (loss) on investments and capital gains distributions	5,572	17,745	13,111	836
Net unrealized appreciation (depreciation) of investments	(8,459)	(15,673)	(9,980)	(384)
Net increase (decrease) in net assets resulting from operations	(2,566)	1,414	2,617	499
Changes from principal transactions:				
Total unit transactions	2,232	(24,288)	(7,203)	(362)
Increase (decrease) in net assets derived from principal transactions	2,232	(24,288)	(7,203)	(362)
Total increase (decrease) in net assets	(334)	(22,874)	(4,586)	137
Net assets at December 31, 2014	46,020	73,151	68,668	4,859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	308	(593)	(506)	48
Total realized gain (loss) on investments and capital gains distributions	2,876	24,237	12,497	1,030
Net unrealized appreciation (depreciation) of investments	(3,521)	(23,911)	(12,873)	(1,118)
Net increase (decrease) in net assets resulting from operations	(337)	(267)	(882)	(40)
Changes from principal transactions:				
Total unit transactions	(1,430)	(10,513)	(3,655)	(1,883)
Increase (decrease) in net assets derived from principal transactions	(1,430)	(10,513)	(3,655)	(1,883)
Total increase (decrease) in net assets	(1,767)	(10,780)	(4,537)	(1,923)
Net assets at December 31, 2015	$ 44,253	$ 62,371	$ 64,131	$ 2,936

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ 118,569	$ 115	$ 118,565
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	851	—	(408)
Total realized gain (loss) on investments and capital gains distributions	8,386	23	20,105
Net unrealized appreciation (depreciation) of investments	2,702	(20)	(12,714)
Net increase (decrease) in net assets resulting from operations	11,939	3	6,983
Changes from principal transactions:			
Total unit transactions	1,738	(10)	(7,059)
Increase (decrease) in net assets derived from principal transactions	1,738	(10)	(7,059)
Total increase (decrease) in net assets	13,677	(7)	(76)
Net assets at December 31, 2014	132,246	108	118,489
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	1,202	(1)	(510)
Total realized gain (loss) on investments and capital gains distributions	6,653	25	1,859
Net unrealized appreciation (depreciation) of investments	(9,504)	(36)	(7,715)
Net increase (decrease) in net assets resulting from operations	(1,649)	(12)	(6,366)
Changes from principal transactions:			
Total unit transactions	(3,407)	(1)	(8,487)
Increase (decrease) in net assets derived from principal transactions	(3,407)	(1)	(8,487)
Total increase (decrease) in net assets	(5,056)	(13)	(14,853)
Net assets at December 31, 2015	$ 127,190	$ 95	$ 103,636

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

Throughout 2014, ING completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING and Voya Financial, Voya Financial acquired 19,447,847 shares of its common stock from ING. As of the end of 2014, ING's ownership of Voya Financial had been reduced to approximately 19%.

In March of 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING.

As a result of these transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries by the end of 2016. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets

applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2015, the Account had 323 investment divisions (the "Divisions"), 168 of which invest in independently managed mutual funds and 155 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2015 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
  AB Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:
  AB VPS Growth and Income Portfolio - Class A
Aberdeen Funds:
  Aberdeen International Equity Fund - Institutional Class
AIM Counselor Series Trust:
  Invesco Floating Rate Fund - Class R5
AIM Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
  Invesco International Growth Fund - Class R5
AIM Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class
AIM Investment Securities Funds:
  Invesco High Yield Fund - Class R5
AIM Sector Funds:
  Invesco American Value Fund - Class R5
  Invesco Energy Fund - Class R5
  Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Alger Funds:
  Alger Capital Appreciation Fund - Class A
Alger Funds II:
  Alger Green Fund - Class A
Allianz Funds:
  AllianzGI NFJ Dividend Value Fund - Class A
  AllianzGI NFJ Large-Cap Value Fund - Institutional Class
  AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund - Investor Class
  Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Beacon Funds:
  American Beacon Small Cap Value Fund - Investor Class
American Century Government Income Trust:
  American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Investments® Income & Growth Fund - A Class
American Funds Fundamental Investors^{SM}:
  Fundamental Investors^{SM} - Class R-3
  Fundamental Investors^{SM} - Class R-4
American Mutual Fund®:
  American Mutual Fund® - Class R-4
Ariel Investment Trust:
  Ariel Appreciation Fund - Investor Class
  Ariel Fund - Investor Class
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Funds^{SM}:
  BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
  BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Institutional Shares
  BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Bond Fund of America^{SM}:
  Bond Fund of America^{SM} - Class R-4

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund^{SM}:

Capital World Growth & Income Fund^{SM} - Class R-3

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia^{SM} Acorn® Trust:

Columbia^{SM} Acorn® Fund - Class A

Columbia^{SM} Acorn® Fund - Class Z

Columbia Funds Series Trust:

Columbia Mid Cap Value Fund - Class A

Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:

Davis Financial Fund - Class Y

Delaware Group Adviser Funds:

Delaware Diversified Income Fund - Class A

Delaware Group® Equity Funds IV:

Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:

Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:

Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:

DFA Inflation-Protected Securities Portfolio - Institutional Class

Emerging Markets Core Equity Portfolio - Institutional Class

U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

DWS Institutional Funds:

Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:

Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:

Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Aspen Series Balanced Portfolio - Institutional Shares

Janus Aspen Series Enterprise Portfolio - Institutional Shares

Janus Aspen Series Flexible Bond Portfolio - Institutional Shares

Janus Aspen Series Global Research Portfolio - Institutional Shares

Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Select Class

JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:

Lazard Emerging Markets Equity Portfolio - Open Shares

Lazard U.S. Mid Cap Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Growth Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund - Class Y

Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

222

Lord Abbett Investment Trust:
Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Mid Cap Stock Fund, Inc.:
Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:
Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:
MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:
Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:
Metropolitan West Total Return Bond Fund - Class I
Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:
MFS® New Discovery Fund - Class R3

MFS® Series Trust X:
MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund - Institutional Class
Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4

New World Fund®, Inc.:
New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:
Nuveen Global Infrastructure Fund - Class I

Nuveen Investment Trust:
Nuveen U.S. Infrastructure Bond Fund - Class I

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:
Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:
Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:
Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:
Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA

Oppenheimer Variable Account Funds (continued):
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Income Funds:
Parnassus Core Equity Fund^SM - Investor Shares

Pax World Funds Series Trust I:
Pax World Balanced Fund - Individual Investor Class

PIMCO Funds:
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K
Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
Royce Total Return Fund - K Class

Schwartz Investment Trust:
Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Investment Trust:

USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Growth Opportunities Fund - Class A

Voya Large Cap Value Fund - Class A

Voya Real Estate Fund - Class A

Voya Funds Trust:

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Institutional Class

VY® FMR Diversified Mid Cap Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Partners, Inc. (continued):

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Fidelity® VIP Mid Cap Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Value Advantage Portfolio - Class I

Voya Global Value Advantage Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya Variable Products Trust (continued):

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund^{SM}:

Washington Mutual Investors Fund^{SM} - Class R-3

Washington Mutual Investors Fund^{SM} - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Cap Value Fund - Class A

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2015. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Growth and Income Fund, Inc.:	**AllianceBernstein Growth and Income Fund, Inc.:**
AB Growth and Income Fund - Class A	AllianceBernstein Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:	**AllianceBernstein Variable Products Series Fund, Inc.:**
AB VPS Growth and Income Portfolio - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Fidelity® Contrafund®:	**Fidelity® Contrafund®:**
Fidelity Advisor® New Insights Fund - Class I	Fidelity Advisor® New Insights Fund - Institutional Class
Nuveen Investment Trust:	**Nuveen Investment Funds, Inc.:**
Nuveen U.S. Infrastructure Bond Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I
Oppenheimer International Small Company Fund:	**Oppenheimer International Small Company Fund:**
Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small Company Fund - Class Y
Victory Portfolios:	**Victory Portfolios:**
Victory Sycamore Small Company Opportunity Fund - Class R	Victory Small Company Opportunity Fund - Class R
Wells Fargo Funds Trust:	**Wells Fargo Funds Trust:**
Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Advantage Small Cap Value Fund - Class A
Wells Fargo Special Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A

During 2015, the following Divisions were closed to contract owners:

Parnassus Funds:

Parnassus Small Cap Fund^{SM}

Voya Investors Trust:

Voya Global Resources Portfolio - Institutional Class

Voya Global Resources Portfolio - Service Class

Voya Partners, Inc.:

Voya Aggregate Bond Portfolio - Adviser Class

Voya Aggregate Bond Portfolio - Initial Class

Voya Aggregate Bond Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Initial Class

Voya Index Solution 2015 Portfolio - Service Class

Voya Partners, Inc. (continued):

Voya Index Solution 2015 Portfolio - Service 2 Class

Voya Solution 2015 Portfolio - Adviser Class

Voya Solution 2015 Portfolio - Initial Class

Voya Solution 2015 Portfolio - Service Class

Voya Solution 2015 Portfolio - Service 2 Class

Voya Series Fund, Inc.:

Voya Core Equity Research Fund - Class A

Voya Variable Products Trust:

Voya International Value Portfolio - Class I

Voya International Value Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2015 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2015. The Account had no liabilities as of December 31, 2015.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a)   Quoted prices for similar assets or liabilities in active markets;
  - b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c)   Inputs other than quoted market prices that are observable; and
  - d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.60% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2015, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.10% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.17% to 1.06% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2015 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Growth and Income Fund - Class A	$ 19	$ 45
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	139	98
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	2,232	50
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	18	—
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	718	786
Invesco Small Cap Growth Fund - Class A	28	34
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	100	37
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	10	38
Invesco Global Health Care Fund - Investor Class	225	345
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	154	23
AIM Sector Funds:		
Invesco American Value Fund - Class R5	879	134
Invesco Energy Fund - Class R5	11	—
Invesco Small Cap Value Fund - Class A	81	136
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	1,386	3,583
Invesco V.I. Core Equity Fund - Series I Shares	4,789	4,835
Alger Funds:		
Alger Capital Appreciation Fund - Class A	638	751
Alger Funds II:		
Alger Green Fund - Class A	976	1,085

	Purchases	Sales
	(Dollars in thousands)	
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	$ 24	$ 9
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	—
AllianzGI NFJ Small-Cap Value Fund - Class A	169	54
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	7,660	9,642
Amana Income Fund - Investor Class	9,230	12,840
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	1,016	3,070
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	114	46
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	2,782	6,683
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	2,022	2,076
American Funds Fundamental Investors[SM]:		
Fundamental Investors[SM] - Class R-3	365	1,146
Fundamental Investors[SM] - Class R-4	13,109	6,443
American Mutual Fund®:		
American Mutual Fund® - Class R-4	1,509	243
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	104	155
Ariel Fund - Investor Class	6,253	4,209
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	3,814	1,578
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	4,616	11,821
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	392	616
BlackRock Funds[SM]:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	185	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	15,096	858
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	68	11
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	3,727	5,026
Bond Fund of America[SM]:		
Bond Fund of America[SM] - Class R-4	3,286	2,336
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	2,352	5,267
Capital Income Builder®:		
Capital Income Builder® - Class R-4	373	30
Capital World Growth & Income Fund[SM]:		
Capital World Growth & Income Fund[SM] - Class R-3	192	59
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	5,366	3,278
Columbia[SM] Acorn® Trust:		
Columbia[SM] Acorn® Fund - Class A	23	55
Columbia[SM] Acorn® Fund - Class Z	5	51

	Purchases	Sales
	(Dollars in thousands)	
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	$ 2,360	$ 2,506
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	138	22
Davis Series Inc.:		
Davis Financial Fund - Class Y	1	—
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	1,598	1,373
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	1,589	107
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	658	229
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	10	5
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	35	1
Emerging Markets Core Equity Portfolio - Institutional Class	194	1
U.S. Targeted Value Portfolio - Institutional Class	2,653	49
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	65	77
Dodge & Cox Stock Fund	83	23
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	166	76
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	22	16
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	1,010	1,622
EuroPacific Growth Fund® - Class R-4	22,506	25,213
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	512	240
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	39,060	40,778
Fidelity® VIP Growth Portfolio - Initial Class	12,030	27,729
Fidelity® VIP High Income Portfolio - Initial Class	1,975	2,556
Fidelity® VIP Overseas Portfolio - Initial Class	4,130	4,302
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	150,699	178,048
Fidelity® VIP Index 500 Portfolio - Initial Class	14,179	11,924
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4,559	32,317
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,945	2,397
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	406	1,119
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	289	62
Franklin Natural Resources Fund - Advisor Class	4	—
Franklin Small-Mid Cap Growth Fund - Class A	65	53

	Purchases	Sales
	(Dollars in thousands)	
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	$ 20,576	$ 22,354
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	8	1
Growth Fund of America®:		
Growth Fund of America® - Class R-3	2,402	5,112
Growth Fund of America® - Class R-4	38,878	38,335
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
Income Fund of America®:		
Income Fund of America® - Class R-3	565	1,018
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	2,406	381
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	22	30
Janus Aspen Series Enterprise Portfolio - Institutional Shares	50	63
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	5	7
Janus Aspen Series Global Research Portfolio - Institutional Shares	7	34
Janus Aspen Series Janus Portfolio - Institutional Shares	17	4
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	219	32
JPMorgan Government Bond Fund - Select Class	822	261
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	2,511	1,249
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	311	25
LKCM Funds:		
LKCM Aquinas Growth Fund	64	21
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,317	2,405
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	1,357	508
Loomis Sayles Value Fund - Class Y	13	1
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	84	26
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	44	1,268
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	106	336
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	364	183
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	112	45
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	8,574	11,613
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—

	Purchases	Sales
	(Dollars in thousands)	
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	$ 121	$ 675
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	3,823	133
Metropolitan West Total Return Bond Fund - Class M	8,144	2,573
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	40	1
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	81	2
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	132	48
Neuberger Berman Socially Responsive Fund - Institutional Class	412	5
Neuberger Berman Socially Responsive Fund - Trust Class	2,016	2,318
New Perspective Fund®:		
New Perspective Fund® - Class R-3	539	568
New Perspective Fund® - Class R-4	18,963	9,011
New World Fund®, Inc.:		
New World Fund® - Class R-4	169	3
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	853	913
Nuveen Investment Trust:		
Nuveen U.S. Infrastructure Bond Fund - Class I	1,230	533
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	13	25
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	7,986	25,907
Oppenheimer Developing Markets Fund - Class Y	4,562	3,646
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	13	3
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	16	14
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	116	8
Oppenheimer International Small Company Fund:		
Oppenheimer International Small-Mid Company Fund - Class Y	141	5
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	1	1
Oppenheimer Global Fund/VA	20	7
Oppenheimer Global Strategic Income Fund/VA	6	—
Oppenheimer Main Street Fund®/VA	12	11
Oppenheimer Main Street Small Cap Fund®/VA	8,010	5,045
Parnassus Funds:		
Parnassus Small Cap Fund^{SM}	—	—
Parnassus Income Funds:		
Parnassus Core Equity Fund^{SM} - Investor Shares	9,124	3,085
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	5,036	6,170
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	671	51

	Purchases	Sales
	(Dollars in thousands)	
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	$ 10,828	$ 29,504
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	3,596	818
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	260	369
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	402	503
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	3,116	2,648
Pioneer Equity Income VCT Portfolio - Class I	52	3
Pioneer High Yield VCT Portfolio - Class I	3,230	5,141
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	46	16
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	2,441	1,998
Columbia Diversified Equity Income Fund - Class R4	26	25
Royce Fund:		
Royce Total Return Fund - K Class	—	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	528	57
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	5,192	1,536
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	4,145	39
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	217	211
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	103	149
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	2,777	267
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	240	1,330
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	4,446	7,905
Templeton Global Bond Fund - Class A	8,160	32,148
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	17	—
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	16	5
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	1,736	17
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	4,274	3,936
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	16	3
Equity Income Portfolio	64	56
Small Company Growth Portfolio	5	—

	Purchases	Sales
	(Dollars in thousands)	
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	$ 43	$ 1
Victory Sycamore Small Company Opportunity Fund - Class R	8	3
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	7,210	37,338
Voya Equity Trust:		
Voya Growth Opportunities Fund - Class A	27	1
Voya Large Cap Value Fund - Class A	241	140
Voya Real Estate Fund - Class A	351	893
Voya Funds Trust:		
Voya GNMA Income Fund - Class A	522	705
Voya Intermediate Bond Fund - Class A	390	739
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	191,955	50,518
Voya Intermediate Bond Portfolio - Class S	2,030	257
Voya Global Perspectives Portfolio - Class I	2,180	608
Voya Global Resources Portfolio - Institutional Class	1	25
Voya Global Resources Portfolio - Service Class	2,787	81,637
Voya High Yield Portfolio - Adviser Class	2	9
Voya High Yield Portfolio - Institutional Class	6,967	8,368
Voya High Yield Portfolio - Service Class	3,796	7,041
Voya Large Cap Growth Portfolio - Adviser Class	56	91
Voya Large Cap Growth Portfolio - Institutional Class	64,109	36,636
Voya Large Cap Growth Portfolio - Service Class	1,861	1,126
Voya Large Cap Value Portfolio - Adviser Class	2	3
Voya Large Cap Value Portfolio - Institutional Class	29,090	46,940
Voya Large Cap Value Portfolio - Service Class	642	443
Voya Limited Maturity Bond Portfolio - Adviser Class	91	73
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	3,927	5,657
Voya Multi-Manager Large Cap Core Portfolio - Service Class	66	29
Voya U.S. Stock Index Portfolio - Institutional Class	7,834	10,319
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	2	5
VY® Clarion Global Real Estate Portfolio - Adviser Class	40	39
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,740	11,577
VY® Clarion Real Estate Portfolio - Adviser Class	6	21
VY® Clarion Real Estate Portfolio - Institutional Class	239	427
VY® Clarion Real Estate Portfolio - Service Class	5,770	9,805
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	9,876	8,912
VY® FMR Diversified Mid Cap Portfolio - Service Class	11,272	5,459
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	6	12
VY® Invesco Growth and Income Portfolio - Institutional Class	7,100	3,318
VY® Invesco Growth and Income Portfolio - Service Class	7,699	3,783
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	35	62
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,241	3,704
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,822	2,975
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	29	9
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,340	2,310
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,636	2,398
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	4	—

	Purchases	Sales
	(Dollars in thousands)	
Voya Intermediate Bond Portfolio (continued):		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	$ 123	$ 63
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	61,618	12,477
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	137,609	20,894
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	234	201
VY® T. Rowe Price Equity Income Portfolio - Service Class	18,034	23,232
VY® T. Rowe Price International Stock Portfolio - Adviser Class	10	34
VY® T. Rowe Price International Stock Portfolio - Service Class	2,183	2,288
VY® Templeton Global Growth Portfolio - Institutional Class	129	100
VY® Templeton Global Growth Portfolio - Service Class	691	1,348
Voya Money Market Portfolio:		
Voya Money Market Portfolio - Class I	56,280	65,928
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	41	21
Voya Multi-Manager International Small Cap Fund - Class A	35	66
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Adviser Class	225	1,918
Voya Aggregate Bond Portfolio - Initial Class	1,038	3,184
Voya Aggregate Bond Portfolio - Service Class	19,929	173,751
Voya Global Bond Portfolio - Adviser Class	78	66
Voya Global Bond Portfolio - Initial Class	1,585	15,901
Voya Global Bond Portfolio - Service Class	97	148
Voya Index Solution 2015 Portfolio - Initial Class	3,115	3,326
Voya Index Solution 2015 Portfolio - Service Class	297	1,452
Voya Index Solution 2015 Portfolio - Service 2 Class	331	1,376
Voya Index Solution 2025 Portfolio - Initial Class	4,334	256
Voya Index Solution 2025 Portfolio - Service Class	1,096	957
Voya Index Solution 2025 Portfolio - Service 2 Class	805	1,011
Voya Index Solution 2035 Portfolio - Initial Class	6,155	369
Voya Index Solution 2035 Portfolio - Service Class	2,420	208
Voya Index Solution 2035 Portfolio - Service 2 Class	707	1,042
Voya Index Solution 2045 Portfolio - Initial Class	6,077	339
Voya Index Solution 2045 Portfolio - Service Class	746	133
Voya Index Solution 2045 Portfolio - Service 2 Class	735	673
Voya Index Solution 2055 Portfolio - Initial Class	1,227	58
Voya Index Solution 2055 Portfolio - Service Class	504	132
Voya Index Solution 2055 Portfolio - Service 2 Class	352	139
Voya Index Solution Income Portfolio - Initial Class	4,090	1,252
Voya Index Solution Income Portfolio - Service Class	1,210	987
Voya Index Solution Income Portfolio - Service 2 Class	1,375	327
Voya Solution 2015 Portfolio - Adviser Class	114	922
Voya Solution 2015 Portfolio - Initial Class	654	3,295
Voya Solution 2015 Portfolio - Service Class	12,383	72,334
Voya Solution 2015 Portfolio - Service 2 Class	1,588	8,748
Voya Solution 2025 Portfolio - Adviser Class	87	74
Voya Solution 2025 Portfolio - Initial Class	1,900	552
Voya Solution 2025 Portfolio - Service Class	31,195	23,303
Voya Solution 2025 Portfolio - Service 2 Class	3,767	4,103
Voya Solution 2035 Portfolio - Adviser Class	58	43

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Solution 2035 Portfolio - Initial Class	$ 1,646	$ 183
Voya Solution 2035 Portfolio - Service Class	33,649	20,177
Voya Solution 2035 Portfolio - Service 2 Class	3,142	2,296
Voya Solution 2045 Portfolio - Adviser Class	14	84
Voya Solution 2045 Portfolio - Initial Class	1,723	951
Voya Solution 2045 Portfolio - Service Class	27,611	13,147
Voya Solution 2045 Portfolio - Service 2 Class	2,515	1,635
Voya Solution 2055 Portfolio - Initial Class	895	384
Voya Solution 2055 Portfolio - Service Class	6,499	1,406
Voya Solution 2055 Portfolio - Service 2 Class	646	226
Voya Solution Balanced Portfolio - Service Class	1,586	664
Voya Solution Income Portfolio - Adviser Class	858	71
Voya Solution Income Portfolio - Initial Class	4,382	876
Voya Solution Income Portfolio - Service Class	67,953	12,370
Voya Solution Income Portfolio - Service 2 Class	7,842	1,932
Voya Solution Moderately Conservative Portfolio - Service Class	1,550	1,298
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	30	75
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	7,753	2,735
VY® American Century Small-Mid Cap Value Portfolio - Service Class	13,629	11,286
VY® Baron Growth Portfolio - Adviser Class	57	91
VY® Baron Growth Portfolio - Service Class	15,474	28,375
VY® Columbia Contrarian Core Portfolio - Service Class	2,900	2,179
VY® Columbia Small Cap Value II Portfolio - Adviser Class	31	5
VY® Columbia Small Cap Value II Portfolio - Service Class	2,155	695
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	256	847
VY® Invesco Comstock Portfolio - Adviser Class	50	61
VY® Invesco Comstock Portfolio - Service Class	3,947	12,124
VY® Invesco Equity and Income Portfolio - Adviser Class	166	107
VY® Invesco Equity and Income Portfolio - Initial Class	37,812	37,760
VY® Invesco Equity and Income Portfolio - Service Class	545	2,172
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	74	111
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,413	939
VY® JPMorgan Mid Cap Value Portfolio - Service Class	15,530	10,793
VY® Oppenheimer Global Portfolio - Adviser Class	70	68
VY® Oppenheimer Global Portfolio - Initial Class	61,624	48,647
VY® Oppenheimer Global Portfolio - Service Class	282	154
VY® Pioneer High Yield Portfolio - Initial Class	4,185	11,419
VY® Pioneer High Yield Portfolio - Service Class	222	175
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	88	38
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	74,457	31,214
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	296	247
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	266	243
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	82,942	23,169
VY® T. Rowe Price Growth Equity Portfolio - Service Class	1,293	1,049
VY® Templeton Foreign Equity Portfolio - Adviser Class	19	55
VY® Templeton Foreign Equity Portfolio - Initial Class	7,570	12,245
VY® Templeton Foreign Equity Portfolio - Service Class	76	70

	Purchases	Sales
	(Dollars in thousands)	
Voya Series Fund, Inc.:		
Voya Core Equity Research Fund - Class A	$ 23	$ 173
Voya Corporate Leaders 100 Fund - Class I	1,580	74
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	5,880	9,532
Voya Strategic Allocation Growth Portfolio - Class I	5,671	8,458
Voya Strategic Allocation Moderate Portfolio - Class I	5,818	8,856
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	102	169
Voya Growth and Income Portfolio - Class I	88,029	152,269
Voya Growth and Income Portfolio - Class S	121	85
Voya Variable Portfolios, Inc.:		
Voya Global Value Advantage Portfolio - Class I	119,699	16,950
Voya Global Value Advantage Portfolio - Class S	15,181	2,413
Voya Index Plus LargeCap Portfolio - Class I	11,290	34,023
Voya Index Plus LargeCap Portfolio - Class S	56	91
Voya Index Plus MidCap Portfolio - Class I	57,499	39,080
Voya Index Plus MidCap Portfolio - Class S	58	66
Voya Index Plus SmallCap Portfolio - Class I	6,191	16,228
Voya Index Plus SmallCap Portfolio - Class S	21	13
Voya International Index Portfolio - Class I	8,713	4,284
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	11,087	3,528
Voya Russell™ Large Cap Growth Index Portfolio - Class S	122	58
Voya Russell™ Large Cap Index Portfolio - Class I	15,076	5,449
Voya Russell™ Large Cap Index Portfolio - Class S	15	39
Voya Russell™ Large Cap Value Index Portfolio - Class I	237	172
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,392	1,536
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,720	2,492
Voya Russell™ Mid Cap Index Portfolio - Class I	27,920	4,124
Voya Russell™ Small Cap Index Portfolio - Class I	11,308	2,425
Voya Small Company Portfolio - Class I	26,448	13,965
Voya Small Company Portfolio - Class S	65	3
Voya U.S. Bond Index Portfolio - Class I	4,037	2,692
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	431	54,417
Voya International Value Portfolio - Class S	—	152
Voya MidCap Opportunities Portfolio - Class I	26,793	11,510
Voya MidCap Opportunities Portfolio - Class S	377	356
Voya SmallCap Opportunities Portfolio - Class I	17,313	3,786
Voya SmallCap Opportunities Portfolio - Class S	27	30
Wanger Advisors Trust:		
Wanger International	8,509	5,582
Wanger Select	20,861	12,154
Wanger USA	16,400	9,294
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	864	2,549
Washington Mutual Investors Fund[SM] - Class R-4	14,909	12,054

	Purchases	Sales
	(Dollars in thousands)	
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	$ 42	$ 16
Wells Fargo Special Small Cap Value Fund - Class A	5,740	13,091

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2015			2014		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AB Growth and Income Fund, Inc.:						
AB Growth and Income Fund - Class A	8,765	10,671	(1,906)	1,139	909	230
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	11,401	9,457	1,944	8,091	22,880	(14,789)
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	256,354	7,638	248,716	—	—	—
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	1,774	70	1,704	3,590	397	3,193
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	85,409	98,549	(13,140)	61,826	97,560	(35,734)
Invesco Small Cap Growth Fund - Class A	853	1,365	(512)	2,298	289	2,009
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	44,961	40,004	4,957	18,800	2,737	16,063
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	310	2,233	(1,923)	150	985	(835)
Invesco Global Health Care Fund - Investor Class	4,253	6,861	(2,608)	4,387	4,194	193
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	15,076	2,236	12,840	3,582	—	3,582
AIM Sector Funds:						
Invesco American Value Fund - Class R5	151,983	88,484	63,499	24,670	3,396	21,274
Invesco Energy Fund - Class R5	1,706	—	1,706	59	—	59
Invesco Small Cap Value Fund - Class A	5,341	8,400	(3,059)	10,396	7,347	3,049
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	500,937	534,925	(33,988)	2,273,655	2,285,773	(12,118)
Invesco V.I. Core Equity Fund - Series I Shares	686,968	940,464	(253,496)	1,021,584	1,235,507	(213,923)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	25,412	33,369	(7,957)	56,679	31,640	25,039
Alger Funds II:						
Alger Green Fund - Class A	108,661	114,117	(5,456)	69,630	97,999	(28,369)

| | Year ended December 31 | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	867	349	518	403	696	(293)
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	10,448	9,046	1,402	8,537	10,283	(1,746)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	1,091,832	1,334,467	(242,635)	517,473	683,467	(165,994)
Amana Income Fund - Investor Class	1,975,270	2,411,533	(436,263)	804,236	1,003,614	(199,378)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	68,600	185,810	(117,210)	77,927	110,300	(32,373)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	19,309	13,459	5,850	8,564	2,575	5,989
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	1,301,692	1,627,492	(325,800)	609,577	968,978	(359,401)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	749,533	795,864	(46,331)	182,599	170,673	11,926
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	39,184	95,572	(56,388)	105,939	100,760	5,179
Fundamental Investors[SM] - Class R-4	1,327,446	1,110,780	216,666	1,467,112	640,796	826,316
American Mutual Fund®:						
American Mutual Fund® - Class R-4	87,654	22,335	65,319	116,889	48,519	68,370
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	4,142	8,843	(4,701)	15,551	19,831	(4,280)
Ariel Fund - Investor Class	354,138	329,520	24,618	334,428	315,240	19,188
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	487,906	296,467	191,439	500,588	238,867	261,721
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	971,544	1,480,780	(509,236)	1,253,942	642,464	611,478
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	17,894	40,137	(22,243)	36,295	28,711	7,584
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	17,140	241	16,899	—	—	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	1,536,043	295,234	1,240,809	—	—	—

	Year ended December 31					
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	5,937	991	4,946	2,050	—	2,050
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	426,513	549,033	(122,520)	229,160	236,337	(7,177)
Bond Fund of America[SM]:						
Bond Fund of America[SM] - Class R-4	362,225	290,801	71,424	205,111	234,254	(29,143)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	583,669	668,304	(84,635)	271,437	408,239	(136,802)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	44,231	8,760	35,471	—	—	—
Capital World Growth & Income Fund[SM]:						
Capital World Growth & Income Fund[SM] - Class R-3	13,673	8,509	5,164	13,931	10,378	3,553
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	411,623	340,986	70,637	373,166	124,771	248,395
Columbia[SM] Acorn® Trust:						
Columbia[SM] Acorn® Fund - Class A	115	2,823	(2,708)	2,877	3,037	(160)
Columbia[SM] Acorn® Fund - Class Z	—	3,326	(3,326)	301	1	300
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	135,026	222,366	(87,340)	403,700	166,157	237,543
Columbia Mid Cap Value Fund - Class Z	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	3,161	1,858	1,303	1,959	3,855	(1,896)
Davis Series Inc.:						
Davis Financial Fund - Class Y	100	—	100	16	—	16
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	702,421	693,477	8,944	334,963	91,754	243,209
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	141,426	1,860	139,566	—	—	—
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	56,373	26,538	29,835	60,683	14,824	45,859
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	789	469	320	2,198	—	2,198
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	3,691	257	3,434	—	—	—

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
DFA Investment Dimensions Group Inc. (continued):						
Emerging Markets Core Equity Portfolio - Institutional Class	22,799	207	22,592	—	—	—
U.S. Targeted Value Portfolio - Institutional Class	274,969	7,718	267,251	—	—	—
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	8,644	9,810	(1,166)	8,823	7,736	1,087
Dodge & Cox Stock Fund	5,442	3,150	2,292	11,165	3,117	8,048
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	4,812	3,233	1,579	6,247	6,751	(504)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	613	774	(161)	959	3,435	(2,476)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	92,554	127,423	(34,869)	137,446	198,666	(61,220)
EuroPacific Growth Fund® - Class R-4	5,169,893	5,547,179	(377,286)	2,271,569	2,567,432	(295,863)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	44,217	21,911	22,306	57,873	47,555	10,318
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,024,991	4,186,559	(1,161,568)	4,739,446	5,697,917	(958,471)
Fidelity® VIP Growth Portfolio - Initial Class	1,283,570	2,045,856	(762,286)	1,936,777	2,343,497	(406,720)
Fidelity® VIP High Income Portfolio - Initial Class	921,688	1,001,754	(80,066)	324,193	270,806	53,387
Fidelity® VIP Overseas Portfolio - Initial Class	740,448	752,988	(12,540)	291,741	488,619	(196,878)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	9,338,983	13,429,832	(4,090,849)	8,504,413	10,428,334	(1,923,921)
Fidelity® VIP Index 500 Portfolio - Initial Class	4,482,826	4,470,148	12,678	552,062	470,164	81,898
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	65,882	1,349,058	(1,283,176)	204,220	210,389	(6,169)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	798,412	834,385	(35,973)	81,565	137,289	(55,724)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	26,860	62,976	(36,116)	47,969	53,384	(5,415)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	17,879	3,599	14,280	6,880	—	6,880
Franklin Natural Resources Fund - Advisor Class	630	22	608	393	—	393
Franklin Small-Mid Cap Growth Fund - Class A	7,249	7,866	(617)	12,882	34,663	(21,781)

		Year ended December 31				
	2015			2014		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,521,407	2,182,234	(660,827)	1,578,288	1,969,637	(391,349)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	570	—	570	255	—	255
Growth Fund of America®:						
Growth Fund of America® - Class R-3	168,488	330,496	(162,008)	275,304	300,335	(25,031)
Growth Fund of America® - Class R-4	5,377,131	6,574,765	(1,197,634)	1,947,231	2,591,846	(644,615)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	1	—	1	2	—	2
The Hartford Dividend And Growth Fund - Class R4	39	—	39	64	28	36
Income Fund of America®:						
Income Fund of America® - Class R-3	30,995	58,913	(27,918)	78,078	75,682	2,396
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	222,168	45,199	176,969	2,814	—	2,814
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	65	352	(287)	73	407	(334)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	391	1,224	(833)	614	2,189	(1,575)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	142	261	(119)	119	122	(3)
Janus Aspen Series Global Research Portfolio - Institutional Shares	208	1,098	(890)	429	2,613	(2,184)
Janus Aspen Series Janus Portfolio - Institutional Shares	57	89	(32)	194	355	(161)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	19,596	2,523	17,073	6,148	2	6,146
JPMorgan Government Bond Fund - Select Class	133,330	79,978	53,352	35,333	18,132	17,201
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	2	—	2	5	2	3
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	234,948	138,506	96,442	89,475	106,101	(16,626)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	27,530	2,297	25,233	11,423	2,710	8,713
LKCM Funds:						
LKCM Aquinas Growth Fund	2,944	1,422	1,522	2,389	7,026	(4,637)
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	131,685	203,356	(71,671)	135,003	243,495	(108,492)

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	216,835	132,612	84,223	77,688	40,421	37,267
Loomis Sayles Value Fund - Class Y	1,268	318	950	15	—	15
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	3,064	1,735	1,329	6,841	6,523	318
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	3,631	109,785	(106,154)	107,585	1,858	105,727
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	24,421	36,224	(11,803)	5,779	3,391	2,388
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	7,798	9,793	(1,995)	11,666	20,089	(8,423)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	10,370	8,242	2,128	3,375	4,144	(769)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1,699,797	2,050,593	(350,796)	947,908	1,444,081	(496,173)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	349	33,956	(33,607)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	5,833	33,914	(28,081)	5,465	5,925	(460)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	384,019	16,153	367,866	—	—	—
Metropolitan West Total Return Bond Fund - Class M	1,041,430	525,135	516,295	800,259	119,151	681,108
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	3,715	17	3,698	77	—	77
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	7,682	307	7,375	1,360	—	1,360
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	5,133	2,901	2,232	22,553	6,799	15,754
Neuberger Berman Socially Responsive Fund - Institutional Class	38,523	659	37,864	—	—	—
Neuberger Berman Socially Responsive Fund - Trust Class	134,641	213,704	(79,063)	149,371	292,937	(143,566)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	29,935	36,124	(6,189)	41,053	56,424	(15,371)
New Perspective Fund® - Class R-4	1,855,348	1,712,312	143,036	953,736	767,474	186,262

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
New World Fund®, Inc.:						
New World Fund® - Class R-4	18,096	394	17,702	2,923	107	2,816
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	200,934	208,697	(7,763)	166,321	51,773	114,548
Nuveen Investment Trust:						
Nuveen U.S. Infrastructure Bond Fund - Class I	81,085	49,529	31,556	13,171	3,309	9,862
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	76	1,323	(1,247)	156	1,088	(932)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,711,719	1,977,076	(265,357)	586,373	795,730	(209,357)
Oppenheimer Developing Markets Fund - Class Y	546,983	473,223	73,760	545,143	408,100	137,043
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	3,326	1,289	2,037	2,123	538	1,585
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	3,214	3,186	28	5,425	12,978	(7,553)
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	13,081	1,875	11,206	1,119	34	1,085
Oppenheimer International Small Company Fund:						
Oppenheimer International Small-Mid Company Fund - Class Y	13,876	529	13,347	1,264	—	1,264
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	12,585	12,711	(126)	1,073,660	1,075,981	(2,321)
Oppenheimer Global Fund/VA	139	234	(95)	100	1,410	(1,310)
Oppenheimer Global Strategic Income Fund/VA	54	—	54	166	278	(112)
Oppenheimer Main Street Fund®/VA	70,912	71,608	(696)	71,747	72,472	(725)
Oppenheimer Main Street Small Cap Fund®/VA	331,804	412,660	(80,856)	420,162	298,913	121,249
Parnassus Funds:						
Parnassus Small Cap Fund[SM]	—	1	(1)	1	—	1
Parnassus Income Funds:						
Parnassus Core Equity Fund[SM] - Investor Shares	1,894,695	1,621,254	273,441	664,173	91,287	572,886
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	1,080,917	1,319,582	(238,665)	337,046	833,243	(496,197)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	127,538	31,275	96,263	1,941	2	1,939

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	2,661,016	4,127,334	(1,466,318)	1,459,039	3,066,350	(1,607,311)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	871,989	738,433	133,556	294,049	60,025	234,024
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	26,386	37,121	(10,735)	59,423	54,683	4,740
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	31,753	42,918	(11,165)	28,838	33,274	(4,436)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	465,166	638,409	(173,243)	286,936	401,033	(114,097)
Pioneer Equity Income VCT Portfolio - Class I	2,259	52	2,207	438	5	433
Pioneer High Yield VCT Portfolio - Class I	228,484	424,842	(196,358)	312,054	731,752	(419,698)
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	4,115	1,657	2,458	2,146	—	2,146
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	164,644	214,060	(49,416)	187,608	157,877	29,731
Columbia Diversified Equity Income Fund - Class R4	949	1,682	(733)	8,405	9,974	(1,569)
Royce Fund:						
Royce Total Return Fund - K Class	15	—	15	14	26	(12)
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	54,675	6,962	47,713	—	—	—
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	475,133	282,207	192,926	246,943	277,010	(30,067)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	363,391	5,469	357,922	—	—	—
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	6,440	9,843	(3,403)	8,097	7,391	706
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,764	8,483	(3,719)	3,943	3,384	559
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	299,585	50,785	248,800	—	—	—
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	14,923	77,559	(62,636)	34,101	33,560	541

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	445,912	866,121	(420,209)	505,041	719,703	(214,662)
Templeton Global Bond Fund - Class A	1,446,646	2,566,812	(1,120,166)	1,246,084	2,175,254	(929,170)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,546	3	1,543	352	—	352
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	894	636	258	846	709	137
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	162,835	3,218	159,617	—	—	—
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,813,741	2,566,661	247,080	2,785,318	1,886,913	898,405
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	302	99	203	190	223	(33)
Equity Income Portfolio	1,949	2,442	(493)	674	1,609	(935)
Small Company Growth Portfolio	124	1	123	110	114	(4)
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	3,996	9	3,987	521	—	521
Victory Sycamore Small Company Opportunity Fund - Class R	328	143	185	1,193	1,007	186
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,369,412	7,407,079	(1,037,667)	6,900,260	7,946,799	(1,046,539)
Voya Equity Trust:						
Voya Growth Opportunities Fund - Class A	934	5	929	6,922	7,948	(1,026)
Voya Large Cap Value Fund - Class A	17,921	11,330	6,591	—	—	—
Voya Real Estate Fund - Class A	11,257	34,830	(23,573)	29,488	45,369	(15,881)
Voya Funds Trust:						
Voya GNMA Income Fund - Class A	72,482	89,954	(17,472)	81,389	118,073	(36,684)
Voya Intermediate Bond Fund - Class A	41,265	66,141	(24,876)	63,178	85,742	(22,564)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	40,479,458	35,667,006	4,812,452	10,266,086	10,948,673	(682,587)
Voya Intermediate Bond Portfolio - Class S	136,282	17,936	118,346	3,065	8,131	(5,066)
Voya Investors Trust:						
Voya Global Perspectives Portfolio - Class I	228,087	82,785	145,302	97,383	6,645	90,738
Voya Global Resources Portfolio - Institutional Class	—	2,012	(2,012)	2,012	2,036	(24)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
Voya Global Resources Portfolio - Service Class	—	7,446,082	(7,446,082)	1,472,683	1,770,413	(297,730)
Voya High Yield Portfolio - Adviser Class	16	757	(741)	326	553	(227)
Voya High Yield Portfolio - Institutional Class	1,202,791	1,354,862	(152,071)	594,053	608,615	(14,562)
Voya High Yield Portfolio - Service Class	299,004	539,407	(240,403)	347,303	503,670	(156,367)
Voya Large Cap Growth Portfolio - Adviser Class	1,954	5,043	(3,089)	1,269	1,343	(74)
Voya Large Cap Growth Portfolio - Institutional Class	8,520,849	9,311,643	(790,794)	15,073,827	6,688,751	8,385,076
Voya Large Cap Growth Portfolio - Service Class	91,250	86,716	4,534	2,183,541	2,007,745	175,796
Voya Large Cap Value Portfolio - Adviser Class	8	211	(203)	135	792	(657)
Voya Large Cap Value Portfolio - Institutional Class	6,785,389	9,689,622	(2,904,233)	9,544,852	8,749,430	795,422
Voya Large Cap Value Portfolio - Service Class	56,177	50,087	6,090	4,411,579	4,385,896	25,683
Voya Limited Maturity Bond Portfolio - Adviser Class	9,027	7,198	1,829	117	53	64
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	495,793	660,716	(164,923)	335,215	994,174	(658,959)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	5,401	4,452	949	6,812	6,956	(144)
Voya U.S. Stock Index Portfolio - Institutional Class	365,481	528,907	(163,426)	293,421	90,931	202,490
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	134	498	(364)	683	2,903	(2,220)
VY® Clarion Global Real Estate Portfolio - Adviser Class	3,118	3,129	(11)	154	112	42
VY® Clarion Global Real Estate Portfolio - Institutional Class	3,242,665	3,411,818	(169,153)	1,478,388	1,533,113	(54,725)
VY® Clarion Real Estate Portfolio - Adviser Class	308	1,337	(1,029)	1,299	1,002	297
VY® Clarion Real Estate Portfolio - Institutional Class	2,297,928	2,309,322	(11,394)	2,676,696	2,681,243	(4,547)
VY® Clarion Real Estate Portfolio - Service Class	1,004,962	1,277,871	(272,909)	981,456	909,218	72,238
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	319,774	646,422	(326,648)	336,908	441,515	(104,607)
VY® FMR Diversified Mid Cap Portfolio - Service Class	346,354	491,911	(145,557)	359,464	714,674	(355,210)
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	—	752	(752)	—	—	—
VY® Invesco Growth and Income Portfolio - Institutional Class	257,976	256,446	1,530	725,655	126,589	599,066
VY® Invesco Growth and Income Portfolio - Service Class	309,775	324,941	(15,166)	249,607	319,147	(69,540)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	680	3,745	(3,065)	8,883	5,748	3,135
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,337,502	1,443,994	(106,492)	297,493	392,004	(94,511)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	215,212	285,211	(69,999)	253,723	273,074	(19,351)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	1,692	507	1,185	190	162	28
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	466,474	187,724	278,750	531,339	175,309	356,030
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	340,039	269,544	70,495	313,961	198,398	115,563
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	30	—	30	172	774	(602)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	4,477	3,976	501	2,269	1,072	1,197
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,623,581	1,237,719	1,385,862	2,095,836	1,202,234	893,602
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	8,477,339	6,831,845	1,645,494	4,815,888	3,876,591	939,297
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,756	11,655	(9,899)	2,073	23,600	(21,527)
VY® T. Rowe Price Equity Income Portfolio - Service Class	786,931	1,644,156	(857,225)	2,013,121	2,219,181	(206,060)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	887	3,326	(2,439)	349	417	(68)
VY® T. Rowe Price International Stock Portfolio - Service Class	174,092	181,950	(7,858)	87,609	90,434	(2,825)
VY® Templeton Global Growth Portfolio - Institutional Class	4,964	5,219	(255)	7,609	5,231	2,378
VY® Templeton Global Growth Portfolio - Service Class	77,365	150,591	(73,226)	173,993	182,526	(8,533)
Voya Money Market Portfolio:						
Voya Money Market Portfolio - Class I	14,183,575	14,630,963	(447,388)	21,872,589	24,500,295	(2,627,706)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	2,710	1,915	795	6,560	6,669	(109)
Voya Multi-Manager International Small Cap Fund - Class A	3,451	4,993	(1,542)	6,040	12,641	(6,601)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Adviser Class	—	124,099	(124,099)	3,492	16,257	(12,765)
Voya Aggregate Bond Portfolio - Initial Class	—	215,804	(215,804)	200,523	89,309	111,214
Voya Aggregate Bond Portfolio - Service Class	—	10,308,512	(10,308,512)	6,317,060	8,733,815	(2,416,755)
Voya Global Bond Portfolio - Adviser Class	5,643	4,843	800	1,631	5,115	(3,484)
Voya Global Bond Portfolio - Initial Class	3,561,328	4,549,736	(988,408)	4,716,036	5,893,271	(1,177,235)
Voya Global Bond Portfolio - Service Class	17,619	21,520	(3,901)	30,180	32,209	(2,029)
Voya Index Solution 2015 Portfolio - Initial Class	—	44,404	(44,404)	41,437	39,483	1,954
Voya Index Solution 2015 Portfolio - Service Class	—	83,854	(83,854)	78,930	36,195	42,735
Voya Index Solution 2015 Portfolio - Service 2 Class	—	89,074	(89,074)	39,203	40,530	(1,327)
Voya Index Solution 2025 Portfolio - Initial Class	215,163	23,224	191,939	103,691	33,404	70,287
Voya Index Solution 2025 Portfolio - Service Class	126,468	134,965	(8,497)	79,995	10,534	69,461
Voya Index Solution 2025 Portfolio - Service 2 Class	102,446	138,805	(36,359)	115,966	91,208	24,758
Voya Index Solution 2035 Portfolio - Initial Class	283,709	29,772	253,937	80,221	32,474	47,747
Voya Index Solution 2035 Portfolio - Service Class	152,698	58,984	93,714	61,629	3,894	57,735
Voya Index Solution 2035 Portfolio - Service 2 Class	64,280	101,814	(37,534)	62,364	44,415	17,949
Voya Index Solution 2045 Portfolio - Initial Class	267,699	25,311	242,388	79,331	13,209	66,122
Voya Index Solution 2045 Portfolio - Service Class	72,475	48,546	23,929	22,326	2,599	19,727

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
Voya Index Solution 2045 Portfolio - Service 2 Class	53,424	63,339	(9,915)	54,200	35,570	18,630
Voya Index Solution 2055 Portfolio - Initial Class	81,161	15,925	65,236	24,539	8,482	16,057
Voya Index Solution 2055 Portfolio - Service Class	38,274	19,256	19,018	27,913	16,457	11,456
Voya Index Solution 2055 Portfolio - Service 2 Class	20,158	9,605	10,553	13,199	4,884	8,315
Voya Index Solution Income Portfolio - Initial Class	267,660	85,102	182,558	34,836	4,971	29,865
Voya Index Solution Income Portfolio - Service Class	105,171	87,142	18,029	14,325	3	14,322
Voya Index Solution Income Portfolio - Service 2 Class	117,691	39,487	78,204	2,621	1,435	1,186
Voya Solution 2015 Portfolio - Adviser Class	—	63,362	(63,362)	—	4,278	(4,278)
Voya Solution 2015 Portfolio - Initial Class	—	260,171	(260,171)	123,459	21,267	102,192
Voya Solution 2015 Portfolio - Service Class	—	4,707,584	(4,707,584)	1,088,365	1,296,113	(207,748)
Voya Solution 2015 Portfolio - Service 2 Class	—	578,836	(578,836)	192,801	370,146	(177,345)
Voya Solution 2025 Portfolio - Adviser Class	1,565	4,918	(3,353)	573	3,412	(2,839)
Voya Solution 2025 Portfolio - Initial Class	185,121	98,586	86,535	156,600	102,645	53,955
Voya Solution 2025 Portfolio - Service Class	1,874,226	2,454,750	(580,524)	1,782,932	1,457,184	325,748
Voya Solution 2025 Portfolio - Service 2 Class	238,520	370,403	(131,883)	387,739	424,277	(36,538)
Voya Solution 2035 Portfolio - Adviser Class	2,323	2,740	(417)	94	2,888	(2,794)
Voya Solution 2035 Portfolio - Initial Class	198,592	112,305	86,287	98,339	24,053	74,286
Voya Solution 2035 Portfolio - Service Class	1,530,391	1,862,602	(332,211)	1,539,254	1,063,086	476,168
Voya Solution 2035 Portfolio - Service 2 Class	194,454	252,431	(57,977)	361,772	411,197	(49,425)
Voya Solution 2045 Portfolio - Adviser Class	10	5,443	(5,433)	70	4	66
Voya Solution 2045 Portfolio - Initial Class	176,959	132,030	44,929	25,148	13,743	11,405
Voya Solution 2045 Portfolio - Service Class	1,173,044	1,290,757	(117,713)	1,100,142	933,260	166,882
Voya Solution 2045 Portfolio - Service 2 Class	153,030	179,705	(26,675)	209,789	248,904	(39,115)
Voya Solution 2055 Portfolio - Initial Class	114,413	74,206	40,207	47,952	1,027	46,925
Voya Solution 2055 Portfolio - Service Class	394,829	171,074	223,755	326,023	143,253	182,770
Voya Solution 2055 Portfolio - Service 2 Class	43,771	24,854	18,917	58,096	47,801	10,295
Voya Solution Balanced Portfolio - Service Class	102,544	64,660	37,884	100,040	52,251	47,789
Voya Solution Income Portfolio - Adviser Class	57,613	4,761	52,852	—	1,801	(1,801)
Voya Solution Income Portfolio - Initial Class	369,892	87,918	281,974	224,552	172,525	52,027
Voya Solution Income Portfolio - Service Class	4,901,763	1,124,728	3,777,035	382,007	240,155	141,852
Voya Solution Income Portfolio - Service 2 Class	600,937	166,050	434,887	39,405	58,560	(19,155)
Voya Solution Moderately Conservative Portfolio - Service Class	113,072	126,645	(13,573)	166,705	85,586	81,119

| | Year ended December 31 | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	109	3,455	(3,346)	1,038	1,203	(165)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	282,485	222,824	59,661	268,668	409,162	(140,494)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,075,854	1,380,186	(304,332)	1,501,255	1,595,898	(94,643)
VY® Baron Growth Portfolio - Adviser Class	1,357	4,395	(3,038)	831	8,967	(8,136)
VY® Baron Growth Portfolio - Service Class	2,724,424	3,568,296	(843,872)	3,991,501	4,506,102	(514,601)
VY® Columbia Contrarian Core Portfolio - Service Class	192,921	228,272	(35,351)	168,151	211,457	(43,306)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	2,119	308	1,811	—	1,703	(1,703)
VY® Columbia Small Cap Value II Portfolio - Service Class	173,434	83,200	90,234	66,448	110,449	(44,001)
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	442	56,137	(55,695)	173	55,311	(55,138)
VY® Invesco Comstock Portfolio - Adviser Class	2,194	3,486	(1,292)	3,694	3,668	26
VY® Invesco Comstock Portfolio - Service Class	1,310,888	1,812,196	(501,308)	2,137,088	2,029,400	107,688
VY® Invesco Equity and Income Portfolio - Adviser Class	503	5,867	(5,364)	61,538	16,371	45,167
VY® Invesco Equity and Income Portfolio - Initial Class	7,222,125	8,959,884	(1,737,759)	12,469,969	7,461,599	5,008,370
VY® Invesco Equity and Income Portfolio - Service Class	29,247	148,062	(118,815)	691,428	468,040	223,388
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	715	4,934	(4,219)	459	861	(402)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	591,928	562,379	29,549	130,214	44,285	85,929
VY® JPMorgan Mid Cap Value Portfolio - Service Class	1,021,474	1,161,740	(140,266)	1,959,205	1,971,077	(11,872)
VY® Oppenheimer Global Portfolio - Adviser Class	1,144	3,695	(2,551)	1,337	4,763	(3,426)
VY® Oppenheimer Global Portfolio - Initial Class	11,036,053	12,720,545	(1,684,492)	6,224,212	9,005,922	(2,781,710)
VY® Oppenheimer Global Portfolio - Service Class	7,838	6,620	1,218	7,124	5,853	1,271
VY® Pioneer High Yield Portfolio - Initial Class	1,701,331	2,179,299	(477,968)	6,473,942	6,010,825	463,117
VY® Pioneer High Yield Portfolio - Service Class	11,113	10,882	231	14,965	10,213	4,752
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	1,067	1,607	(540)	189	2,296	(2,107)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	7,760,490	8,333,627	(573,137)	2,837,157	4,215,240	(1,378,083)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	8,626	11,469	(2,843)	13,246	7,880	5,366
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	1,798	11,002	(9,204)	2,187	11,925	(9,738)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	5,284,139	4,836,273	447,866	4,188,100	4,567,469	(379,369)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	53,483	66,765	(13,282)	64,294	66,822	(2,528)
VY® Templeton Foreign Equity Portfolio - Adviser Class	476	5,303	(4,827)	1,523	10,449	(8,926)
VY® Templeton Foreign Equity Portfolio - Initial Class	4,485,585	5,230,598	(745,013)	4,962,045	5,609,164	(647,119)
VY® Templeton Foreign Equity Portfolio - Service Class	5,446	6,296	(850)	5,213	5,840	(627)

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Series Fund, Inc.:						
Voya Core Equity Research Fund - Class A	—	6,742	(6,742)	2,997	3,357	(360)
Voya Corporate Leaders 100 Fund - Class I	173,091	20,461	152,630	—	—	—
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,278,211	1,467,535	(189,324)	1,635,167	1,730,309	(95,142)
Voya Strategic Allocation Growth Portfolio - Class I	1,103,257	1,263,818	(160,561)	733,966	947,155	(213,189)
Voya Strategic Allocation Moderate Portfolio - Class I	1,220,786	1,435,849	(215,063)	1,793,016	1,912,695	(119,679)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	661	10,772	(10,111)	2,688	12,564	(9,876)
Voya Growth and Income Portfolio - Class I	10,248,189	13,852,574	(3,604,385)	11,031,502	15,285,768	(4,254,266)
Voya Growth and Income Portfolio - Class S	7,985	7,927	58	9,136	5,506	3,630
Voya Variable Portfolios, Inc.:						
Voya Global Value Advantage Portfolio - Class I	31,635,125	21,338,534	10,296,591	—	—	—
Voya Global Value Advantage Portfolio - Class S	2,801,631	1,560,599	1,241,032	—	—	—
Voya Index Plus LargeCap Portfolio - Class I	3,618,370	4,488,270	(869,900)	5,670,660	6,341,918	(671,258)
Voya Index Plus LargeCap Portfolio - Class S	2,987	5,056	(2,069)	242	3,662	(3,420)
Voya Index Plus MidCap Portfolio - Class I	3,256,984	3,975,200	(718,216)	3,087,313	3,870,160	(782,847)
Voya Index Plus MidCap Portfolio - Class S	401	3,356	(2,955)	447	9,960	(9,513)
Voya Index Plus SmallCap Portfolio - Class I	2,237,117	2,617,497	(380,380)	2,285,303	2,736,124	(450,821)
Voya Index Plus SmallCap Portfolio - Class S	1,181	711	470	1,941	190	1,751
Voya International Index Portfolio - Class I	1,485,915	1,125,946	359,969	1,442,540	1,212,705	229,835
Voya International Index Portfolio - Class S	12	6	6	96	4	92
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,300,721	1,001,447	299,274	1,247,505	1,040,628	206,877
Voya Russell™ Large Cap Growth Index Portfolio - Class S	10,714	8,737	1,977	3,707	5,271	(1,564)
Voya Russell™ Large Cap Index Portfolio - Class I	1,484,267	894,120	590,147	1,191,493	530,711	660,782
Voya Russell™ Large Cap Index Portfolio - Class S	131,891	132,967	(1,076)	860,062	853,121	6,941
Voya Russell™ Large Cap Value Index Portfolio - Class I	11,340	8,429	2,911	4,113	4,437	(324)
Voya Russell™ Large Cap Value Index Portfolio - Class S	215,966	135,052	80,914	191,901	122,370	69,531
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	177,362	129,895	47,467	113,781	85,159	28,622
Voya Russell™ Mid Cap Index Portfolio - Class I	1,666,116	656,591	1,009,525	1,311,188	537,543	773,645
Voya Russell™ Small Cap Index Portfolio - Class I	727,100	374,914	352,186	616,523	323,247	293,276
Voya Small Company Portfolio - Class I	1,669,877	1,861,006	(191,129)	2,344,271	2,699,627	(355,356)
Voya Small Company Portfolio - Class S	874	84	790	1,051	1,771	(720)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya U.S. Bond Index Portfolio - Class I	529,320	441,103	88,217	406,227	201,011	205,216
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	—	3,643,713	(3,643,713)	2,519,394	2,881,169	(361,775)
Voya International Value Portfolio - Class S	—	11,639	(11,639)	495	5,528	(5,033)
Voya MidCap Opportunities Portfolio - Class I	2,118,456	2,154,346	(35,890)	1,507,301	1,180,261	327,040
Voya MidCap Opportunities Portfolio - Class S	16,825	24,157	(7,332)	24,674	31,150	(6,476)
Voya SmallCap Opportunities Portfolio - Class I	1,669,881	1,011,675	658,206	631,044	675,546	(44,502)
Voya SmallCap Opportunities Portfolio - Class S	558	1,272	(714)	1,542	438	1,104
Wanger Advisors Trust:						
Wanger International	1,179,851	1,301,599	(121,748)	873,333	703,951	169,382
Wanger Select	408,950	873,869	(464,919)	283,485	1,406,887	(1,123,402)
Wanger USA	522,396	680,432	(158,036)	396,744	729,662	(332,918)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	48,824	143,109	(94,285)	75,199	92,828	(17,629)
Washington Mutual Investors Fund[SM] - Class R-4	2,803,251	2,961,939	(158,688)	1,207,855	1,113,451	94,404
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	1,024	1,067	(43)	2,661	3,325	(664)
Wells Fargo Special Small Cap Value Fund - Class A	2,172,165	2,412,115	(239,950)	392,932	598,893	(205,961)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Growth and Income Fund - Class A													
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011		16	$10.71	to	$11.32	$172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
AB VPS Growth and Income Portfolio - Class A													
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011		41	$11.48	to	$11.57	$473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
Aberdeen International Equity Fund - Institutional Class													
2015	7/14/2015	249		$8.25		$2,052	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Invesco Floating Rate Fund - Class R5													
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	7/29/2014	3	$9.90	to	$9.92	$32	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	-	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	-	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011		371	$12.54	to	$15.49	$4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
Invesco Small Cap Growth Fund - Class A													
2015		3		$23.79		$75	-		1.00%			-2.82%	
2014		4		$24.48		$90	-		1.00%			6.57%	
2013		2		$22.97		$38	-		1.00%			38.54%	
2012		2		$16.58		$26	-		1.00%			17.17%	
2011		2		$14.15		$32	-		1.00%			-2.28%	
Invesco International Growth Fund - Class R5													
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Endeavor Fund - Class A													
2015		1	$16.77	to	$17.63	$11	-	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	-	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	-	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
2011	7/19/2011	-		$12.26		-	(a)		0.75%			(a)	
Invesco Global Health Care Fund - Investor Class													
2015		4	$65.38	to	$71.47	$258	-	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	-	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011		5	$32.54	to	$34.72	$176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	8/6/2014	4	$9.71	to	$9.77	$35	(d)	0.40%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco American Value Fund - Class R5													
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	6/16/2014	21	$10.83	to	$10.86	$231	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Energy Fund - Class R5													
2015		2	$5.25	to	$5.29	$9	-	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	8/27/2014	-	$7.51	to	$7.53	-	(d)	1.05%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Small Cap Value Fund - Class A													
2015		12	$23.81	to	$26.22	$305	-	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	-	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	-	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011		5	$14.69	to	$15.27	$82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
Invesco V.I. American Franchise Fund - Series I Shares													
2015		652	$14.92	to	$57.89	$26,133	-	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	4/27/2012	702	$9.77	to	$36.28	$19,755	(b)	0.00%	to	1.50%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011		3,494	$8.08	to	$14.19	$34,790	0.97%	0.00%	to	1.95%		-2.01%	
Alger Capital Appreciation Fund - Class A													
2015		56	$20.76	to	$22.48	$1,225	-	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	-	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	-	0.25%	to	1.10%	34.20%	to	34.60%
2012	5/1/2012	35	$13.55	to	$13.93	$492	(b)	0.25%	to	1.20%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Alger Green Fund - Class A													
2015		176	$12.99	to	$22.54	$3,708	-	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	-	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	-	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011		123	$8.25	to	$13.56	$1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
AllianzGI NFJ Dividend Value Fund - Class A													
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
2011		13	$13.95	to	$14.03	$179	2.29%	0.80%	to	1.00%		2.05%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	
2011		374	$7.95	to	$8.19	$3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011		22	$17.13	to	$18.68	$395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
Amana Growth Fund - Investor Class													
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011		2,411	$10.54	to	$14.07	$27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
Amana Income Fund - Investor Class													
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011		3,336	$10.92	to	$13.94	$40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
American Balanced Fund® - Class R-3													
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011		446	$11.95	to	$13.50	$5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
American Beacon Small Cap Value Fund - Investor Class													
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(d)	0.95%	to	1.00%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012		4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011		3,484	$12.22	to	$12.85	$43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
American Century Investments® Income & Growth Fund - A Class													
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012		552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011		523	$10.19	to	$31.52	$5,331	1.36%		1.00%		1.70%	to	1.71%
Fundamental Investors[SM] - Class R-3													
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012		116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011		123	$8.57	to	$9.06	$1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
Fundamental Investors[SM] - Class R-4													
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012		3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011		3,649	$8.68	to	$9.17	$32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
American Mutual Fund® - Class R-4													
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012		5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	07/21/2011	1	$10.47	to	$10.54	$6	(a)	0.75%	to	1.40%		(a)	

261

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Appreciation Fund - Investor Class													
	2015	26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
	2014	30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
	2013	35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
	2012	59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
	2011	55	$11.43	to	$12.66	$679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
Ariel Fund - Investor Class													
	2015	614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
	2014	590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
	2013	571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
	2012	258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
	2011	286	$10.06	to	$15.99	$3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
Artisan International Fund - Investor Shares													
	2015	1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
	2014	1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
	2013	885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
	2012	537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
	2011	354	$7.29	to	$12.80	$2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
Aston/Fairpointe Mid Cap Fund - Class N													
	2015	2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
	2014	2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
	2013	1,924	$14.21	to	$18.57	$33,435	-	0.00%	to	1.50%	42.35%	to	44.51%
	2012	712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
	2011	512	$10.77	to	$11.04	$5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
BlackRock Equity Dividend Fund - Investor A Shares													
	2015	69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
	2014	92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
	2013	84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
	2012	74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
	2011	39	$12.26	to	$12.49	$487	2.09%	0.25%	to	1.25%		4.75%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2015	12/7/2015	17	$10.07	to	$10.15	$171	(e)	0.10%	to	1.25%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(e)	0.00%	to	1.50%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	8/5/2014	2	$10.24	to	$10.30	$21	(d)	0.40%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011		478	$15.25	to	$15.91	$7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
Bond Fund of America[SM] - Class R-4													
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011		831	$10.89	to	$11.50	$9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011		2,054	$9.72	to	$32.50	$44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
Capital Income Builder® - Class R-4													
2015	5/21/2015	35	$9.28	to	$9.34	$330	(e)	0.40%	to	1.50%		(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
Capital World Growth & Income Fund[SM] - Class R-3													
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011		33	$12.34	to	$12.69	$415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
Cohen & Steers Realty Shares, Inc.													
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	5/13/2011	71	$9.44	to	$9.52	$677	(a)	0.25%	to	1.50%		(a)	
Columbia[SM] Acorn® Fund - Class A													
2015		3	$18.11	to	$18.33	$47	-	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	-	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	-	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011		6	$12.34	to	$12.47	$69	-	0.90%	to	1.45%		-5.98%	

264

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2015		-		$14.93		$7	-		1.25%			-2.74%	
2014		4		$15.35		$58	-		1.25%			-0.45%	
2013		4		$15.42		$54	-		1.25%			29.25%	
2012		3		$11.93		$39	-		1.25%			16.50%	
2011		1,012	$10.24	to	$10.72	$10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
Columbia Mid Cap Value Fund - Class A													
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011		413	$9.00	to	$9.45	$3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
Columbia Mid Cap Value Fund - Class Z													
2015		-		$15.30		$2	-		0.80%			-5.73%	
2014		-		$16.23		$2	-		0.80%			11.47%	
2013		-		$14.56		$2	-		0.80%			34.32%	
2012		-		$10.84		$1	0.75%		0.80%			15.94%	
2011		557	$9.35	to	$9.63	$5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
CRM Mid Cap Value Fund - Investor Shares													
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011		16	$12.93	to	$13.28	$216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
Davis Financial Fund - Class Y													
2015		-	$10.57	to	$10.61	$1	-	0.75%	to	1.05%	0.86%	to	1.14%
2014	8/28/2014	-		$10.48		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Diversified Income Fund - Class A													
2015		443	$10.07			$4,464	3.65%	0.85%			-1.95%		
2014		434	$10.27			$4,462	3.65%	0.95%			4.16%		
2013		191	$9.86			$1,887	4.09%	0.95%			-2.38%		
2012	9/14/2012	79	$10.10			$801	(b)	0.95%			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Delaware Smid Cap Growth Fund - Institutional Class													
2015	7/14/2015	140	$10.10			$1,410	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Delaware Small Cap Value Fund - Class A													
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	5/10/2013	9	$12.03	to	$12.11	$109	(c)	0.25%	to	1.25%		(c)	
2012		(c)	(c)			(c)	(c)	(c)			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Deutsche Small Cap Growth Fund - Class S													
2015		3	$10.58	to	$10.76	$27	-	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	8/15/2014	2	$10.98	to	$11.00	$24	(d)	1.05%	to	1.40%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2015	7/16/2015	3	$9.79			$34	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2015	07/06/2015	23	$8.25			$186	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
U.S. Targeted Value Portfolio - Institutional Class													
2015	07/14/2015	267	$9.03			$2,412	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Dodge & Cox International Stock Fund													
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011		14	$9.69	to	$9.89	$136	(f)	0.75%	to	1.85%	(f)		
Dodge & Cox Stock Fund													
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%	38.03%		
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%	(f)		
2011	01/10/2011	2	$10.86	to	$10.98	$24	(a)	1.15%	to	1.70%	(a)		
Deutsche Equity 500 Index Fund - Class S													
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
2012		31	$15.62			$491	2.02%	1.00%			14.43%		
2011		29	$13.65			$400	1.86%	1.00%			0.89%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011		4	$12.29	to	$12.74	$46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
EuroPacific Growth Fund® - Class R-3													
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011		649	$13.81	to	$15.61	$9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
EuroPacific Growth Fund® - Class R-4													
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011		16,297	$7.54	to	$15.82	$235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
Fidelity Advisor® New Insights Fund - Class I													
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	-	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011		22	$11.82	to	$12.15	$259	(f)	0.40%	to	1.85%		(f)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011		13,226	$8.07	to	$28.04	$256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
	2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
	2014	10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
	2013	10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
	2012	11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
	2011	12,717	$8.01	to	$26.98	$214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
Fidelity® VIP High Income Portfolio - Initial Class													
	2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
	2014	812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
	2013	759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
	2012	852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
	2011	770	$12.55	to	$13.54	$9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
Fidelity® VIP Overseas Portfolio - Initial Class													
	2015	1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
	2014	1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
	2013	1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
	2012	1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
	2011	2,181	$6.36	to	$17.19	$27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
	2015	28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
	2014	32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
	2013	34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
	2012	36,247	$9.84	to	$41.86	$1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
	2011	37,831	$8.53	to	$36.35	$988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
Fidelity® VIP Index 500 Portfolio - Initial Class													
	2015	3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
	2014	3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
	2013	3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
	2012	3,845	$29.93	to	$30.12	$115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
	2011	3,936	$26.07	to	$26.27	$103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2015		-	$16.71			$3	(f)	1.25%			(f)		
2014		1,283	$22.96			$29,464	0.26%	-			6.30%		
2013		1,290	$21.60			$27,855	0.52%	-			36.19%		
2012		1,299	$15.86			$20,599	0.66%	-			14.84%		
2011		1,311	$13.81			$18,110	0.26%	-			-10.61%		
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%	-1.04%		
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	$22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011		930	$22.29	to	$22.46	$20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
Franklin Mutual Global Discovery Fund - Class R													
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	$2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011		171	$15.28	to	$17.07	$2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
Franklin Biotechnology Discovery Fund - Advisor Class													
2015		21	$11.38	to	$14.85	$304	-	0.40%	to	1.25%	4.46%	to	5.32%
2014	9/10/2014	7	$10.88	to	$14.12	$97	(d)	0.95%	to	1.25%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Franklin Natural Resources Fund - Advisor Class													
2015		1	$5.21	to	$5.25	$5	-	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	8/27/2014	-	$7.30	to	$7.31	$3	(d)	1.15%	to	1.40%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2015		13	$19.99	to	$23.20	$287	-	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	-	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	-	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011		49	$12.78	to	$14.45	$673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
Franklin Small Cap Value VIP Fund - Class 2													
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011		5,934	$9.85	to	$20.36	$109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
Goldman Sachs Growth Opportunities Fund - Class IR													
2015		1	$10.54	to	$10.68	$9	-	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	8/27/2014	-	$11.28	to	$11.29	$3	(d)	1.10%	to	1.25%			(d)
2013		(d)	(d)			(d)	(d)	(d)					(d)
2012		(d)	(d)			(d)	(d)	(d)					(d)
2011		(d)	(d)			(d)	(d)	(d)					(d)
Growth Fund of America® - Class R-3													
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011		1,165	$9.71	to	$13.13	$14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
Growth Fund of America® - Class R-4													
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011		21,865	$8.28	to	$13.42	$271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2015		-		$17.46		-	-		0.65%			0.69%	
2014		-		$17.34		-	-		0.65%			6.64%	
2013		-		$16.26		-	-		0.65%			40.78%	
2012		14		$11.55		$159	0.60%		0.65%			19.44%	
2011		18		$9.67		$173	1.65%		0.65%			-15.77%	
The Hartford Dividend And Growth Fund - Class R4													
2015		-		$17.84		$5	-		0.65%			-2.14%	
2014		-		$18.23		$5	-		0.65%			11.64%	
2013		-		$16.33		$4	3.02%		0.65%			30.12%	
2012		21		$12.55		$261	1.38%		0.65%			12.15%	
2011		2		$11.19		$28	-		0.65%			0.27%	
Income Fund of America® - Class R-3													
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011		153	$13.10	to	$14.63	$2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
Ivy Science and Technology Fund - Class Y													
2015		180	$10.33	to	$10.56	$1,869	-	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(d)	0.95%	to	1.15%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012		4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011		4	$22.71	to	$35.79	$151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012		11	$22.19	to	$35.53	$365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011		11	$19.05	to	$30.67	$322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012		1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011		2	$20.09	to	$29.46	$65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012		6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011		6	$10.15	to	$19.68	$114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
Janus Aspen Series Janus Portfolio - Institutional Shares													
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014		3	$14.52	to	$35.95	$82	-	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012		4	$10.04	to	$24.98	$70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011		4	$8.54	to	$21.31	$57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
JPMorgan Equity Income Fund - Select Class													
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	8/11/2014	6	$11.00	to	$11.03	$68	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Government Bond Fund - Select Class													
2015		96	$10.04			$962	1.87%	0.85%			0.20%		
2014		42	$10.02			$426	1.50%	0.95%			4.59%		
2013		25	$9.58			$242	5.56%	0.95%			-4.58%		
2012	11/5/2012	1	$10.04			$10	(b)	0.95%			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Lazard Emerging Markets Equity Portfolio - Open Shares													
2015		-	$9.27			-	-	0.70%			-20.90%		
2014		-	$11.72			-	(f)	0.70%			(f)		
2013	9/25/2013	-	$12.30			-	(c)	0.80%			(c)		
2012		-	(c)			-	(c)	-			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Lazard U.S. Mid Cap Equity Portfolio - Open Shares													
2015		419	$11.75	to	$14.07	$5,196	0.06%	0.00%	to	1.50%	-4.63%	to	-3.18%
2014		322	$12.32	to	$14.54	$4,184	0.22%	0.00%	to	1.50%	12.20%	to	13.95%
2013		339	$10.98	to	$12.76	$3,922	0.29%	0.00%	to	1.50%	30.71%	to	32.57%
2012		571	$8.40	to	$9.63	$5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011		452	$8.09	to	$9.13	$3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
ClearBridge Aggressive Growth Fund - Class I													
2015		34	$10.43	to	$10.63	$356	-	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	8/15/2014	9	$11.02	to	$11.10	$96	(d)	0.10%	to	1.25%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
LKCM Aquinas Growth Fund													
2015		27	$14.05	to	$16.25	$375	-	0.90%	to	1.25%	0.93%	to	1.30%
2014		25	$13.87			$348	-	0.90%			0.36%		
2013		30	$13.82			$411	-	0.90%			25.64%		
2012		31	$11.00			$337	-	0.90%			9.45%		
2011		29	$10.05			$291	-	0.90%			0.60%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011		668	$10.75	to	$11.35	$7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	5/19/2014	37	$9.99	to	$10.01	$373	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Loomis Sayles Value Fund - Class Y													
2015		1	$10.21	to	$10.31	$10	-	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	9/29/2014	-		$10.81		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Developing Growth Fund - Class A													
2015		12	$21.46	to	$23.24	$277	-	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	-	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	-	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011		5	$13.96	to	$14.26	$77	-	0.55%	to	1.65%		-2.55%	
Lord Abbett Core Fixed Income Fund - Class A													
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011		5	$10.52	to	$10.61	$51	3.64%	0.90%	to	1.45%		3.93%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Mid Cap Stock Fund - Class A													
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011		102	$11.90	to	$15.01	$1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
Lord Abbett Small Cap Value Fund - Class A													
2015		45	$23.78	to	$26.94	$1,178	-	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	-	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	-	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011		63	$17.03	to	$18.50	$1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
Lord Abbett Fundamental Equity Fund - Class A													
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	3/16/2011	4	$11.52	to	$11.85	$45	(a)	0.20%	to	1.65%		(a)	
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011		6,523	$8.50	to	$16.51	$90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
MainStay Large Cap Growth Fund - Class R3													
2015		-	$21.93			$2	-	-			5.58%		
2014		-	$20.77			$2	-	-			9.89%		
2013		34	$18.90			$637	-	-			35.97%		
2012	2/15/2012	31	$13.90			$424	(b)	-			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Massachusetts Investors Growth Stock Fund - Class A													
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011		33	$12.20	to	$12.95	$428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
Metropolitan West Total Return Bond Fund - Class I													
2015	7/14/2015	368		$9.88		$3,636	(e)	-			(e)		
2014		(e)		(e)		(e)	(e)	(e)			(e)		
2013		(e)		(e)		(e)	(e)	(e)			(e)		
2012		(e)		(e)		(e)	(e)	(e)			(e)		
2011		(e)		(e)		(e)	(e)	(e)			(e)		
Metropolitan West Total Return Bond Fund - Class M													
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	5/15/2013	358	$9.71	to	$9.77	$3,490	(c)	0.30%	to	1.25%	(c)		
2012		(c)		(c)		(c)	(c)	(c)			(c)		
2011		(c)		(c)		(c)	(c)	(c)			(c)		
MFS® New Discovery Fund - Class R3													
2015		4	$10.19	to	$10.24	$38	-	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	8/13/2014	-	$10.55	to	$10.57	$1	(d)	0.95%	to	1.20%	(d)		
2013		(d)		(d)		(d)	(d)	(d)			(d)		
2012		(d)		(d)		(d)	(d)	(d)			(d)		
2011		(d)		(d)		(d)	(d)	(d)			(d)		
MFS® International Value Fund - Class R3													
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	8/15/2014	1	$9.77	to	$9.78	$13	(d)	0.95%	to	1.20%	(d)		
2013		(d)		(d)		(d)	(d)	(d)			(d)		
2012		(d)		(d)		(d)	(d)	(d)			(d)		
2011		(d)		(d)		(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Genesis Fund - Trust Class													
2015		29	$16.83	to	$18.10	$509	-	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	-	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	-	0.35%	to	1.75%		8.44%	
2011	3/8/2011	5	$11.99	to	$12.15	$66	(a)	0.85%	to	1.80%		(a)	
Neuberger Berman Socially Responsive Fund - Institutional Class													
2015	7/15/2015	38		$10.17		$385	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011		1,002	$9.22	to	$10.81	$10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
New Perspective Fund® - Class R-3													
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011		236	$13.33	to	$15.07	$3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
New Perspective Fund® - Class R-4													
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011		4,619	$8.77	to	$15.69	$67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New World Fund® - Class R-4													
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	8/13/2014	3	$9.46	to	$9.53	$27	(d)	0.10%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen Global Infrastructure Fund - Class I													
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	5/15/2014	115	$10.45	to	$10.46	$1,197	(d)	1.00%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen U.S. Infrastructure Bond Fund - Class I													
2015		41	$20.05	to	$20.44	$835	7.51%	0.25%	to	1.40%	-2.95%	to	-1.83%
2014	6/23/2014	10	$20.68	to	$20.75	$204	(d)	0.70%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer Capital Appreciation Fund - Class A													
2015		5	$16.84	to	$17.56	$85	-	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	-	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	-	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011		39	$10.05	to	$10.62	$400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
Oppenheimer Developing Markets Fund - Class A													
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011		4,737	$9.42	to	$70.71	$259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	9/4/2012	3,248	$10.89	to	$10.91	$35,375	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2015		6	$3.66	to	$3.99	$24	-	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	-	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	-	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
2011		1	$12.79	to	$12.89	$7	(f)	0.80%	to	1.20%		(f)	
Oppenheimer International Bond Fund - Class A													
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011		13	$10.50	to	$10.65	$134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
Oppenheimer International Growth Fund - Class Y													
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	7/15/2014	1	$9.09	to	$9.11	$10	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2015		15	$11.07	to	$11.15	$163	-	0.95%	to	1.40%	13.54%	to	14.12%
2014	8/1/2014	1	$9.75	to	$9.77	$12	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2015		2	$7.59	to	$15.39	$15	-	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	-	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	-	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011		2	$4.51	to	$9.06	$11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
Oppenheimer Global Fund/VA													
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011		10	$12.73	to	$23.58	$207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
Oppenheimer Global Strategic Income Fund/VA													
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011		5	$18.36	to	$20.08	$106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
Oppenheimer Main Street Fund®/VA													
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011		8	$8.52	to	$9.69	$65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
Oppenheimer Main Street Small Cap Fund®/VA													
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011		711	$9.46	to	$14.76	$9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares													
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	9/28/2011	3		$14.03		$42	(a)		1.25%			(a)	
Pax World Balanced Fund - Individual Investor Class													
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011		4,035	$8.96	to	$13.16	$47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	6/30/2014	2	$7.36	to	$7.38	$14	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
PIMCO Real Return Portfolio - Administrative Class													
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011		13,442	$13.30	to	$16.43	$201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
Pioneer Equity Income Fund - Class Y													
2015		726		$14.21		$10,306	2.05%		0.85%			-0.28%	
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	9/17/2012	111		$9.93		$1,099	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield Fund - Class A													
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011		303	$13.09	to	$14.80	$4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
Pioneer Strategic Income Fund - Class A													
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	5/9/2011	22	$10.98	to	$11.16	$248	(a)	0.20%	to	1.05%		(a)	
Pioneer Emerging Markets VCT Portfolio - Class I													
2015		1,218	$4.88	to	$6.76	$7,599	4.43%	0.00%	to	1.60%	-16.76%	to	-15.29%
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011		2,217	$6.23	to	$8.32	$17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
Pioneer Equity Income VCT Portfolio - Class I													
2015		3		$21.24		$56	3.08%		1.05%			-0.56%	
2014	10/6/2014	-		$21.36		$9	(d)		1.05%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer High Yield VCT Portfolio - Class I													
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011		1,673	$11.51	to	$14.89	$23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Prudential Jennison Utility Fund - Class Z													
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	8/14/2014	2	$9.91	to	$10.70	$23	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Diversified Equity Income Fund - Class K													
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
2011		691	$8.28	to	$8.74	$5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
Columbia Diversified Equity Income Fund - Class R4													
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
2011		8	$8.40	to	$8.60	$68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
Royce Total Return Fund - K Class													
2015		-		$16.40		$2	-		1.40%			-8.84%	
2014		-		$17.99		$2	-		1.40%			-0.39%	
2013		-		$18.06		$2	-		1.40%			30.40%	
2012		-		$13.85		$1	(f)		1.40%			(f)	
2011	11/30/2011	-		$12.31		-	(a)		1.30%			(a)	
Ave Maria Rising Dividend Fund													
2015	9/15/2015	48	$9.12	to	$9.20	$437	(e)	0.25%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2015		1,064	$13.29	to	$14.90	$14,703	-	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	-	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	-	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011		764	$8.55	to	$9.03	$6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
T. Rowe Price Institutional Large-Cap Growth Fund													
2015	7/14/2015	358		$11.13		$3,984	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011		42	$14.15	to	$15.55	$625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
T. Rowe Price Value Fund - Advisor Class													
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	
2011		17		$10.23		$173	1.19%		1.00%			-3.13%	
TCW Total Return Bond Fund - Class N													
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(e)	0.00%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Foreign Fund - Class A													
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011		84	$11.94	to	$13.34	$1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
Templeton Global Bond Fund - Advisor Class													
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	9/4/2012	3,507	$10.56	to	$10.57	$37,035	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Templeton Global Bond Fund - Class A													
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011		9,995	$9.37	to	$30.30	$209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
Third Avenue Real Estate Value Fund - Institutional Class													
2015		2	$9.99	to	$10.05	$19	-	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	8/27/2014	-	$10.49	to	$10.50	$4	(d)	0.95%	to	1.15%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Thornburg International Value Fund - Class R4													
2015		4	$12.98	to	$13.41	$51	-	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	-	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	-	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
2011	1/10/2011	5	$10.28	to	$10.31	$55	(a)	0.60%	to	0.75%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Touchstone Value Fund - Institutional Class													
2015	7/14/2015	160	$9.94			$1,586	(e)	-				(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2015		2,989	$2.36	to	$2.53	$7,214	-	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	-	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	5/11/2011	552	$8.71	to	$8.80	$4,823	(a)	0.00%	to	1.50%		(a)	
Diversified Value Portfolio													
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011		6	$12.21	to	$13.23	$82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
Equity Income Portfolio													
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011		25	$13.01	to	$14.00	$351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
Small Company Growth Portfolio													
2015		1	$20.64	to	$23.33	$26	-	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	-	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	-	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011		6	$13.23	to	$14.34	$92	-	0.95%	to	2.00%	-0.68%	to	0.35%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2015		5	$9.89	to	$10.08	$45	-	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	8/22/2014	1	$10.75	to	$10.81	$6	(d)	0.10%	to	0.95%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2015		1	$18.66	to	$19.10	$28	-	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	-	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	-	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	-	0.60%	to	1.25%		11.23%	
2011	2/8/2011	-		$12.65		$1	(a)		0.60%			(a)	
Voya Balanced Portfolio - Class I													
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011		13,209	$9.35	to	$37.60	$299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
Voya Growth Opportunities Fund - Class A													
2015		6	$20.46	to	$20.83	$124	-	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	-	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	-		1.15%			26.94%	
2012	12/24/2012	5		$13.81		$63	(b)		1.15%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Value Fund - Class A													
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		-		$13.27		$7	-		0.50%			9.04%	
2013	7/12/2013	-		$12.17		$6	(c)		0.50%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012		92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
2011		114	$17.05	to	$19.12	$2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
Voya GNMA Income Fund - Class A													
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012		338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
2011		355	$10.80	to	$16.78	$4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
Voya Intermediate Bond Fund - Class A													
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012		225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
2011		251	$12.36	to	$13.98	$3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
Voya Intermediate Bond Portfolio - Class I													
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012		16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
2011		17,019	$11.86	to	$95.33	$386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
Voya Intermediate Bond Portfolio - Class S													
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
2014		69		$14.28		$981	3.04%		0.35%			6.17%	
2013		74		$13.45		$993	2.92%		0.35%			-0.74%	
2012		89		$13.55		$1,202	4.71%		0.35%			8.66%	
2011		74		$12.47		$922	5.44%		0.35%			6.95%	

289

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Perspectives Portfolio - Class I													
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(d)	0.25%	to	1.50%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Voya High Yield Portfolio - Adviser Class													
2015		3		$11.51		$34	5.13%		0.35%			-2.70%	
2014		4		$11.83		$44	6.67%		0.35%			0.51%	
2013		4		$11.77		$46	6.19%		0.35%			4.81%	
2012		5		$11.23		$51	5.00%		0.35%			13.32%	
2011	07/18/2011	3		$9.91		$29	(a)		0.35%			(a)	
Voya High Yield Portfolio - Institutional Class													
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012		2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011		697	$14.47	to	$14.50	$10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
Voya High Yield Portfolio - Service Class													
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012		1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011		1,538	$13.34	to	$16.36	$23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
Voya Large Cap Growth Portfolio - Adviser Class													
2015		9		$18.64		$163	-		0.35%			5.37%	
2014		12		$17.69		$210	-		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
2012		13		$12.10		$155	0.75%		0.35%			17.13%	
2011	01/21/2011	11		$10.33		$113	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012		15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	1/21/2011	12,873	$10.27	to	$14.05	$133,022	(a)	0.00%	to	1.50%		(a)	
Voya Large Cap Growth Portfolio - Service Class													
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012		25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011		25	$10.32	to	$15.22	$266	0.11%	0.00%	to	1.40%		1.74%	
Voya Large Cap Value Portfolio - Adviser Class													
2015		2		$10.91		$21	-		0.35%			-5.38%	
2014		2		$11.53		$24	-		0.35%			8.98%	
2013	9/6/2013	3		$10.58		$29	(c)		0.35%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Large Cap Value Portfolio - Institutional Class													
2015		24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011		24,706	$8.14	to	$9.38	$212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
Voya Large Cap Value Portfolio - Service Class													
2015		132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011		95	$8.21	to	$8.71	$821	1.94%	0.50%	to	1.55%		2.18%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Adviser Class													
2015		4		$10.04		$37	-		0.35%			-0.20%	
2014		2		$10.06		$19	-		0.35%			-	
2013		2		$10.06		$18	-		0.35%			-	
2012	1/23/2012	2		$10.06		$17	(b)		0.35%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2015		897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011		1,981	$8.60	to	$10.90	$19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2015		26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
2014		25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013		25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012		26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011		28	$9.42	to	$9.80	$271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
Voya U.S. Stock Index Portfolio - Institutional Class													
2015		842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013		802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012		534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011		532	$11.84	to	$13.03	$6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2015		4		$10.05		$38	-		0.35%			-3.18%	
2014		4		$10.38		$43	1.85%		0.35%			1.76%	
2013		6		$10.20		$65	-		0.35%			-9.41%	
2012		9		$11.26		$97	-		0.35%			5.73%	
2011	11/10/2011	7		$10.65		$74	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2015		1		$12.61		$7	-		0.35%			-2.32%	
2014		1		$12.91		$7	-		0.35%			12.95%	
2013		1		$11.43		$6	-		0.35%			2.97%	
2012		1		$11.10		$7	-		0.35%			24.72%	
2011	7/18/2011	-		$8.90		$2	(a)		0.35%			(a)	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2015		6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013		6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012		6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011		5,765	$9.44	to	$9.93	$55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
VY® Clarion Real Estate Portfolio - Adviser Class													
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
2014		4		$14.69		$53	2.20%		0.35%			28.97%	
2013		3		$11.39		$38	-		0.35%			1.33%	
2012		4		$11.24		$41	-		0.35%			14.69%	
2011	8/15/2011	2		$9.80		$18	(a)		0.35%			(a)	
VY® Clarion Real Estate Portfolio - Institutional Class													
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011		188	$10.84	to	$11.48	$2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
VY® Clarion Real Estate Portfolio - Service Class													
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011		4,216	$9.91	to	$11.95	$48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
2015		2,139	$14.73	to	$14.96	$31,516	0.40%	0.00%	to	0.45%	-1.87%	to	-1.38%
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	9/4/2012	2,655	$10.45	to	$10.47	$27,744	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2015		2,304	$14.42	to	$24.05	$50,269	0.17%	0.00%	to	1.50%	-3.12%	to	-1.64%
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011		4,580	$9.19	to	$14.79	$64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class													
2015		2		$13.58		$29	-		0.35%			-2.16%	
2014		3		$13.88		$40	-		0.35%			5.47%	
2013		3		$13.16		$38	-		0.35%			35.39%	
2012		1		$9.72		$8	-		0.35%			14.08%	
2011	5/17/2011	1		$8.52		$12	(a)		0.35%			(a)	
VY® Invesco Growth and Income Portfolio - Institutional Class													
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	9/4/2012	634	$10.36	to	$10.38	$6,568	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® Invesco Growth and Income Portfolio - Service Class													
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011		1,721	$8.75	to	$12.25	$19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2015		15		$14.96		$223	0.74%		0.35%			-16.33%	
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	-		0.35%			18.30%	
2011		18		$16.12		$286	0.87%		0.35%			-18.83%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011		1,715	$16.84	to	$16.87	$28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	-	0.00%	to	1.50%	17.35%	to	19.08%
2011		1,268	$8.05	to	$20.76	$23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2015		3		$15.20		$41	-		0.35%			-4.34%	
2014		1		$15.89		$24	-		0.35%			7.51%	
2013		1		$14.78		$22	-		0.35%			38.13%	
2012		1		$10.70		$16	-		0.35%			17.84%	
2011	08/08/2011	1		$9.08		$9	(a)		0.35%			(a)	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	09/04/2012	851	$10.59	to	$10.60	$9,013	(b)	0.00%	to	0.45%	(b)		
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
2011		631	$10.18	to	$14.57	$8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
2012		3		$11.23		$31	4.35%		0.35%			14.94%	
2011	08/08/2011	1		$9.77		$15	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
2012		18		$10.97		$195	1.76%		0.35%			13.68%	
2011	05/17/2011	15		$9.65		$146	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	09/04/2012	10,830	$10.38	to	$10.40	$112,414	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011		28,088	$10.86	to	$14.95	$396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
2011		131		$11.03		$1,447	1.86%		0.35%			-1.52%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011		6,232	$8.66	to	$17.51	$100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2015		9		$9.87		$91	0.96%		0.35%			-1.69%	
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	-		0.35%			17.96%	
2011		11		$7.63		$83	3.66%		0.35%			-13.00%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011		564	$6.61	to	$12.99	$6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
VY® Templeton Global Growth Portfolio - Institutional Class													
2015		41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011		53	$12.90	to	$13.54	$709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
2015		430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014		503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
2013		511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012		458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
2011		438	$7.74	to	$9.14	$3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
Voya Money Market Portfolio - Class I													
2015		15,697	$9.57	to	$56.19	$226,716	0.00%	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	-	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	-	0.00%	to	1.85%	-1.79%	to	0.00%
2012		19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
2011		21,788	$10.14	to	$57.32	$341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
Voya Global Real Estate Fund - Class A													
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012		5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
2011		4	$14.90	to	$15.02	$63	3.60%	0.50%	to	0.80%		-6.35%	
Voya Multi-Manager International Small Cap Fund - Class A													
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012		25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
2011		79	$13.14	to	$14.68	$1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
Voya Global Bond Portfolio - Adviser Class													
2015		20		$13.48		$269	0.00%		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
2011		29		$14.02		$413	7.47%		0.35%			2.94%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2015		5,898	$11.64	to	$14.84	$78,391	-	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011		11,179	$12.12	to	$14.91	$155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
Voya Global Bond Portfolio - Service Class													
2015		70	$11.08	to	$12.56	$840	-	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011		72	$11.94	to	$13.18	$891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
Voya Index Solution 2025 Portfolio - Initial Class													
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	7/21/2011	6	$10.86	to	$13.48	$78	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2025 Portfolio - Service Class													
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011		4	$11.00	to	$13.40	$49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011		178	$11.07	to	$11.36	$2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class													
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	07/05/2011	3	$13.53	to	$13.63	$42	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2035 Portfolio - Service Class													
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011		7	$10.98	to	$13.57	$80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
Voya Index Solution 2035 Portfolio - Service 2 Class													
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011		139	$11.07	to	$11.38	$1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
Voya Index Solution 2045 Portfolio - Initial Class													
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	09/19/2011	1	$13.85	to	$13.94	$17	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2045 Portfolio - Service Class													
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011		2	$11.08	to	$13.87	$19	-	0.00%	to	0.80%	-4.80%	to	-4.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service 2 Class													
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011		81	$11.16	to	$11.47	$923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
Voya Index Solution 2055 Portfolio - Initial Class													
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	-	0.95%	to	1.35%		15.12%	
2011	11/15/2011	-		$10.98		-	(a)		0.95%			(a)	
Voya Index Solution 2055 Portfolio - Service Class													
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011		6	$10.87	to	$11.10	$64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011		5	$10.87	to	$10.97	$53	-	0.60%	to	1.15%		-5.21%	
Voya Index Solution Income Portfolio - Initial Class													
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/9/2013	1	$12.66	to	$14.45	$10	(c)	0.30%	to	1.25%		(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class													
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	2/9/2011	51	$10.84	to	$12.59	$645	(a)	0.00%	to	0.80%		(a)	
Voya Index Solution Income Portfolio - Service 2 Class													
2015		100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011		17	$10.78	to	$10.97	$186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
Voya Solution 2025 Portfolio - Adviser Class													
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
2011		36		$10.70		$387	1.90%		0.35%			-3.69%	
Voya Solution 2025 Portfolio - Initial Class													
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	09/04/2012	50	$10.35	to	$10.37	$521	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2025 Portfolio - Service Class													
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011		8,260	$8.71	to	$11.89	$92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011		1,727	$11.17	to	$11.51	$19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
Voya Solution 2035 Portfolio - Adviser Class													
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	
2011		32		$10.55		$338	1.12%		0.35%			-5.21%	
Voya Solution 2035 Portfolio - Initial Class													
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	9/4/2012	125	$10.42	to	$10.43	$1,299	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2035 Portfolio - Service Class													
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011		6,862	$8.36	to	$11.85	$76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
Voya Solution 2035 Portfolio - Service 2 Class													
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011		1,444	$11.18	to	$11.52	$16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
2012		10		$11.87		$117	1.72%		0.35%			14.80%	
2011		11		$10.34		$115	1.03%		0.35%			-5.74%	
Voya Solution 2045 Portfolio - Initial Class													
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	9/4/2012	77		$10.44		$803	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2045 Portfolio - Service Class													
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011		4,993	$8.06	to	$11.80	$55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
Voya Solution 2045 Portfolio - Service 2 Class													
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011		1,168	$11.22	to	$11.56	$13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
Voya Solution 2055 Portfolio - Initial Class													
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	
2012	9/14/2012	10		$12.65		$124	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011		130	$10.20	to	$11.02	$1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
Voya Solution 2055 Portfolio - Service 2 Class													
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011		24	$10.74	to	$11.00	$259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
Voya Solution Balanced Portfolio - Service Class													
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011		193	$9.02	to	$9.44	$1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
Voya Solution Income Portfolio - Adviser Class													
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
2011		25		$11.90		$303	2.00%		0.35%			-0.17%	
Voya Solution Income Portfolio - Initial Class													
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	9/4/2012	193	$10.20	to	$10.22	$1,968	(b)	0.00%	to	0.45%	(b)		
2011		(b)		(b)		(b)	(b)		(b)			(b)	

305

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011		1,144	$10.40	to	$12.61	$13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
Voya Solution Income Portfolio - Service 2 Class													
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011		241	$10.80	to	$11.10	$2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
Voya Solution Moderately Conservative Portfolio - Service Class													
2015		480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014		493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013		412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012		326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011		305	$9.68	to	$10.14	$3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2015		4		$21.48		$78	1.73%		0.35%			-2.32%	
2014		7		$21.99		$153	1.37%		0.35%			11.74%	
2013		7		$19.68		$140	0.77%		0.35%			30.68%	
2012		8		$15.06		$119	0.87%		0.35%			15.67%	
2011		8		$13.02		$110	1.08%		0.35%			-3.77%	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2015		1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014		1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013		1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012		774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	09/19/2011	-	$11.01	to	$11.08	$5	(a)	0.95%	to	1.40%		(a)	

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class												
2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
2013	2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
2012	2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
2011	2,497	$10.97	to	$19.08	$44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
VY® Baron Growth Portfolio - Adviser Class												
2015	17		$19.99		$336	-		0.35%			-5.62%	
2014	20		$21.18		$420	-		0.35%			3.67%	
2013	28		$20.43		$571	0.60%		0.35%			38.04%	
2012	96		$14.80		$1,419	-		0.35%			18.97%	
2011	99		$12.44		$1,233	-		0.35%			1.55%	
VY® Baron Growth Portfolio - Service Class												
2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
2012	6,184	$11.46	to	$24.57	$129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
2011	6,828	$9.66	to	$20.75	$121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
VY® Columbia Contrarian Core Portfolio - Service Class												
2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
2012	653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
2011	730	$8.15	to	$19.38	$11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
VY® Columbia Small Cap Value II Portfolio - Adviser Class												
2015	19		$14.69		$272	0.38%		0.35%			-3.55%	
2014	17		$15.23		$254	0.38%		0.35%			3.75%	
2013	18		$14.68		$270	0.73%		0.35%			39.15%	
2012	26		$10.55		$279	0.39%		0.35%			13.56%	
2011	25		$9.29		$234	0.77%		0.35%			-3.23%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2015		384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
2014		293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
2013		337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
2012		293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011		312	$9.31	to	$10.34	$3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
VY® Fidelity® VIP Mid Cap Portfolio - Service Class													
2015		222	$14.39	to	$18.97	$3,195	1.26%	0.00%	to	0.45%	-2.31%	to	-1.86%
2014		278	$14.73	to	$19.33	$4,092	4.64%	0.00%	to	0.45%	5.21%	to	5.69%
2013		333	$14.00	to	$18.29	$4,661	0.04%	0.00%	to	0.45%	34.74%	to	35.38%
2012		437	$10.39	to	$13.51	$4,543	-	0.00%	to	0.45%		14.30%	
2011		692	$11.51	to	$11.82	$7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
VY® Invesco Comstock Portfolio - Adviser Class													
2015		26		$16.78		$429	2.20%		0.35%			-6.52%	
2014		27		$17.95		$482	1.94%		0.35%			8.46%	
2013		27		$16.55		$444	0.51%		0.35%			34.33%	
2012		27		$12.32		$334	0.95%		0.35%			17.89%	
2011		28		$10.45		$297	1.32%		0.35%			-2.70%	
VY® Invesco Comstock Portfolio - Service Class													
2015		3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
2014		3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
2013		3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
2012		3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011		3,682	$8.53	to	$14.49	$46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2015		89		$17.16		$1,534	1.81%		0.35%			-2.89%	
2014		95		$17.67		$1,674	1.61%		0.35%			8.07%	
2013		50		$16.35		$811	1.05%		0.35%			23.86%	
2012		54		$13.20		$712	1.62%		0.35%			11.86%	
2011		55		$11.80		$649	2.05%		0.35%			-1.91%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2015		18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
2014		20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
2013		15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
2012		16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011		18,261	$9.95	to	$13.67	$228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
VY® Invesco Equity and Income Portfolio - Service Class													
2015		110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014		229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013		6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
2012		6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011		6	$38.32	to	$39.30	$229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2015		14		$21.46		$301	0.28%		0.35%			-3.59%	
2014		18		$22.26		$406	0.52%		0.35%			14.27%	
2013		19		$19.48		$364	0.28%		0.35%			30.74%	
2012		23		$14.90		$348	0.61%		0.35%			19.30%	
2011		25		$12.49		$308	0.58%		0.35%			1.30%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	9/14/2012	90		$10.09		$904	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011		1,760	$10.00	to	$19.76	$30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Adviser Class													
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
2011		46		$11.12		$515	1.20%		0.35%			-8.93%	
VY® Oppenheimer Global Portfolio - Initial Class													
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014		30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011		40,001	$8.34	to	$13.73	$498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
VY® Oppenheimer Global Portfolio - Service Class													
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011		44	$14.05	to	$14.39	$638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
VY® Pioneer High Yield Portfolio - Initial Class													
2015		1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013		1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012		1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011		1,281	$13.37	to	$15.78	$19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
VY® Pioneer High Yield Portfolio - Service Class													
2015		41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013		36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012		27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011		27	$14.41	to	$15.25	$393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
	2015	17		$21.90		$379	-		0.35%			1.15%	
	2014	18		$21.65		$386	-		0.35%			10.91%	
	2013	20		$19.52		$389	0.23%		0.35%			33.97%	
	2012	32		$14.57		$465	-		0.35%			15.27%	
	2011	32		$12.64		$409	0.23%		0.35%			-4.53%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
	2015	17,153	$16.91	to	$26.48	$394,816	-	0.00%	to	1.50%	0.46%	to	2.04%
	2014	17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
	2013	18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
	2012	20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
	2011	22,944	$9.79	to	$14.79	$309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
	2015	50	$16.24	to	$25.21	$994	-	0.00%	to	1.30%	0.42%	to	1.69%
	2014	53	$16.17	to	$24.79	$1,070	-	0.00%	to	1.30%	10.19%	to	11.67%
	2013	48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
	2012	43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
	2011	47	$9.63	to	$14.22	$580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
	2015	64		$22.37		$1,424	-		0.35%			9.87%	
	2014	73		$20.36		$1,484	-		0.35%			7.78%	
	2013	83		$18.89		$1,561	-		0.35%			38.08%	
	2012	89		$13.68		$1,224	-		0.35%			17.93%	
	2011	98		$11.60		$1,139	-		0.35%			-1.94%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
	2015	9,740	$17.48	to	$53.79	$381,587	-	0.00%	to	1.50%	9.13%	to	10.83%
	2014	9,293	$15.91	to	$48.96	$337,335	-	0.00%	to	1.50%	7.06%	to	8.71%
	2013	9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
	2012	9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
	2011	9,608	$9.08	to	$28.03	$208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2015		167	$22.21	to	$26.69	$4,226	-	0.00%	to	1.45%	8.93%	to	10.55%
2014		180	$20.39	to	$24.39	$4,148	-	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011		156	$11.83	to	$14.07	$2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
2011		59		$7.78		$457	2.05%		0.35%			-12.68%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011		10,100	$7.54	to	$8.03	$77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
VY® Templeton Foreign Equity Portfolio - Service Class													
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011		9	$8.95	to	$9.69	$86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
Voya Corporate Leaders 100 Fund - Class I													
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(e)	0.25%	to	1.50%	(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I													
	2015	1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
	2014	1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
	2013	1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
	2012	1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
	2011	1,920	$9.91	to	$21.55	$31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
Voya Strategic Allocation Growth Portfolio - Class I													
	2015	3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
	2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
	2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
	2012	3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
	2011	3,981	$8.45	to	$20.63	$61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
Voya Strategic Allocation Moderate Portfolio - Class I													
	2015	3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
	2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
	2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
	2012	3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
	2011	3,774	$9.12	to	$20.83	$57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
Voya Growth and Income Portfolio - Class A													
	2015	91		$15.43		$1,408	1.53%		0.35%			-2.16%	
	2014	101		$15.77		$1,598	1.56%		0.35%			9.82%	
	2013	111		$14.36		$1,598	1.09%		0.35%			29.60%	
	2012	71		$11.08		$785	1.34%		0.35%			14.82%	
	2011	89		$9.65		$856	1.09%		0.35%			-1.03%	
Voya Growth and Income Portfolio - Class I													
	2015	34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
	2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
	2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
	2012	42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
	2011	47,467	$8.82	to	$308.39	$1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011		737	$9.58	to	$13.95	$7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
Voya Global Value Advantage Portfolio - Class I													
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(e)	0.00%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Global Value Advantage Portfolio - Class S													
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(e)	0.00%	to	1.40%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Index Plus LargeCap Portfolio - Class I													
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011		15,065	$8.03	to	$21.65	$262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
Voya Index Plus LargeCap Portfolio - Class S													
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
2011		37		$10.44		$383	1.64%		0.35%			-0.76%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class I													
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011		12,437	$9.33	to	$26.58	$280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
Voya Index Plus MidCap Portfolio - Class S													
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
2011		34		$11.36		$389	0.41%		0.35%			-1.73%	
Voya Index Plus SmallCap Portfolio - Class I													
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012		6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%
2011		6,805	$9.19	to	$19.30	$110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
Voya Index Plus SmallCap Portfolio - Class S													
2015		16		$16.83		$276	0.72%		0.35%			-3.83%	
2014		16		$17.50		$278	0.39%		0.35%			4.92%	
2013		14		$16.68		$236	0.49%		0.35%			41.72%	
2012		15		$11.77		$176	-		0.35%			11.78%	
2011		17		$10.53		$181	0.60%		0.35%			-1.31%	
Voya International Index Portfolio - Class I													
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012		2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
2011		2,344	$6.77	to	$12.49	$17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class S													
2015		-	$15.73			$7	-		0.35%			-1.38%	
2014		-	$15.95			$7	-		0.35%			-6.51%	
2013		-	$17.06			$6	-		0.35%			20.65%	
2012		-	$14.14			$5	-		0.35%			18.03%	
2011		1	$11.98			$7	-		0.35%			-12.75%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014		769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013		563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012		547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
2011		367	$14.28	to	$14.86	$5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2015		45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011		41	$14.06	to	$14.63	$581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
Voya Russell™ Large Cap Index Portfolio - Class I													
2015		3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014		3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013		2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012		2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011		1,513	$8.96	to	$9.51	$13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
Voya Russell™ Large Cap Index Portfolio - Class S													
2015		16	$24.01			$389	1.50%		0.95%			0.84%	
2014		17	$23.81			$412	0.95%		0.95%			11.52%	
2013		10	$21.35			$221	0.70%		0.95%			30.50%	
2012		4	$16.36			$65	2.70%		0.95%			14.17%	
2011		1	$14.33			$9	-		0.95%			1.20%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2015		21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014		18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013		19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012		17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011		14	$12.98	to	$13.01	$184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012		264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011		215	$12.81	to	$13.33	$2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012		325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011		335	$15.29	to	$15.91	$5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011		786	$9.62	to	$10.27	$7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
Voya Russell™ Small Cap Index Portfolio - Class I													
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011		648	$10.09	to	$10.77	$6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I													
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011		4,827	$9.95	to	$33.68	$116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
Voya Small Company Portfolio - Class S													
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	-		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
2012		14		$14.73		$207	-		0.35%			13.83%	
2011		14		$12.94		$184	-		0.35%			-3.00%	
Voya U.S. Bond Index Portfolio - Class I													
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011		794	$11.71	to	$12.37	$9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
Voya MidCap Opportunities Portfolio - Class I													
2015		5,335	$12.94	to	$31.21	$128,449	-	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012		2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011		1,972	$11.38	to	$19.31	$32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
Voya MidCap Opportunities Portfolio - Class S													
2015		60	$18.35	to	$25.17	$1,232	-	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	-	0.00%	to	1.55%	29.68%	to	31.62%
2012		122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011		164	$12.00	to	$15.64	$2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2015		3,040	$10.82	to	$28.65	$50,351	-	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	-	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	-	0.00%	to	1.50%	37.03%	to	39.05%
2012		2,283	$9.77	to	$19.73	$28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011		1,989	$10.26	to	$17.18	$21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
Voya SmallCap Opportunities Portfolio - Class S													
2015		5		$23.06		$121	-		0.35%			-1.50%	
2014		6		$23.41		$139	-		0.35%			4.98%	
2013		5		$22.30		$108	-		0.35%			38.25%	
2012		5		$16.13		$80	-		0.35%			14.56%	
2011		6		$14.08		$86	-		0.35%			0.14%	
Wanger International													
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012		3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011		2,787	$7.96	to	$9.18	$24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
Wanger Select													
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	-	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012		5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011		5,695	$8.12	to	$14.68	$78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
Wanger USA													
2015		2,789	$13.50	to	$25.50	$64,131	-	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	-	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012		3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011		2,848	$9.63	to	$15.69	$40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-3													
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012		317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011		361	$11.44	to	$12.94	$4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
Washington Mutual Investors Fund[SM] - Class R-4													
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012		6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011		7,177	$9.05	to	$13.14	$87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
Wells Fargo Small Cap Value Fund - Class A													
2015		7		$13.37		$95	-		1.00%			-11.57%	
2014		7		$15.12		$108	0.90%		1.00%			2.44%	
2013		8		$14.76		$115	-		1.00%			13.80%	
2012		10		$12.97		$135	0.82%		1.00%			12.00%	
2011		9		$11.58		$108	-		1.00%			-8.46%	
Wells Fargo Special Small Cap Value Fund - Class A													
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011		4,004	$9.73	to	$24.89	$89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%

(a)   As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 18, 2016

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

	As of December 31,	
	2015	**2014**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,747.1 as of 2015 and $19,085.0 as of 2014)	$ 21,211.6	$ 20,655.6
Fixed maturities, at fair value using the fair value option	798.0	725.7
Equity securities, available-for-sale, at fair value (cost of $116.7 as of 2015 and $107.4 as of 2014)	131.3	121.9
Short-term investments	—	241.5
Mortgage loans on real estate, net of valuation allowance of $1.2 as of 2015 and $1.1 as of 2014	3,729.1	3,513.0
Policy loans	229.8	239.1
Limited partnerships/corporations	298.5	248.4
Derivatives	450.3	562.0
Securities pledged (amortized cost of $252.3 as of 2015 and $224.4 as of 2014)	249.2	235.3
Total investments	27,097.8	26,542.5
Cash and cash equivalents	661.1	481.2
Short-term investments under securities loan agreements, including collateral delivered	241.5	325.4
Accrued investment income	295.3	285.2
Reinsurance recoverable	1,838.8	1,929.5
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,244.7	939.1
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	10.5	10.1
Due from affiliates	56.0	60.6
Property and equipment	71.3	74.8
Other assets	167.0	170.0
Assets held in separate accounts	58,910.6	62,808.1
Total assets	$ 90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

		As of December 31,	
		2015	**2014**
Liabilities and Shareholder's Equity			
Future policy benefits and contract owner account balances	$	27,068.0	$ 25,129.9
Payable for securities purchased		52.5	12.1
Payables under securities loan agreements, including collateral held		541.3	617.1
Long-term debt		4.9	4.9
Due to affiliates		132.2	111.1
Derivatives		115.1	217.0
Deferred income taxes		133.0	367.5
Other liabilities		443.0	572.0
Liabilities related to separate accounts		58,910.6	62,808.1
Total liabilities		87,400.6	89,839.7
Commitments and Contingencies (Note 13)			
Shareholder's equity:			
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2015 and 2014; $50 par value per share)		2.8	2.8
Additional paid-in capital		3,272.6	3,583.9
Accumulated other comprehensive income (loss)		386.8	841.5
Retained earnings (deficit)		(293.2)	(466.4)
Total shareholder's equity		3,369.0	3,961.8
Total liabilities and shareholder's equity	$	90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

		Year Ended December 31,				
		2015		2014		2013
Revenues:						
Net investment income	$	1,409.8	$	1,389.4	$	1,367.0
Fee income		765.3		784.1		744.3
Premiums		657.1		88.8		37.3
Broker-dealer commission revenue		229.7		244.9		242.1
Net realized capital gains (losses):						
Total other-than-temporary impairments		(44.7)		(7.1)		(9.4)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		1.2		—		(3.5)
Net other-than-temporary impairments recognized in earnings		(45.9)		(7.1)		(5.9)
Other net realized capital gains (losses)		(231.3)		(132.5)		(136.3)
Total net realized capital gains (losses)		(277.2)		(139.6)		(142.2)
Other revenue		(1.6)		4.4		(1.8)
Total revenues		2,783.1		2,372.0		2,246.7
Benefits and expenses:						
Interest credited and other benefits to contract owners/policyholders		1,422.3		927.8		747.1
Operating expenses		772.5		783.9		708.7
Broker-dealer commission expense		229.7		244.9		242.1
Net amortization of Deferred policy acquisition costs and Value of business acquired		132.6		109.2		58.3
Total benefits and expenses		2,557.1		2,065.8		1,756.2
Income (loss) before income taxes		226.0		306.2		490.5
Income tax expense (benefit)		52.8		74.5		207.0
Net income (loss)	$	173.2	$	231.7	$	283.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Year Ended December 31,		
	2015	**2014**	**2013**
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(693.4)	531.8	(907.4)
Other-than-temporary impairments	2.8	5.1	2.7
Pension and other postretirement benefits liability	(2.3)	(2.2)	(2.2)
Other comprehensive income (loss), before tax	(692.9)	534.7	(906.9)
Income tax expense (benefit) related to items of other comprehensive income (loss)	(238.2)	188.6	(379.3)
Other comprehensive income (loss), after tax	(454.7)	346.1	(527.6)
Comprehensive income (loss)	$ (281.5)	$ 577.8	$ (244.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance as of January 1, 2013	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and distributions of capital	—	(264.0)	—	—	(264.0)
Employee related benefits	—	0.1	—	—	0.1
Balance as of December 31, 2013	2.8	3,953.3	495.4	(698.1)	3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance as of December 31, 2014	2.8	3,583.9	841.5	(466.4)	3,961.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	173.2	173.2
Other comprehensive income (loss), after tax	—	—	(454.7)	—	(454.7)
Total comprehensive income (loss)					(281.5)
Dividends paid and distributions of capital	—	(321.0)	—	—	(321.0)
Employee related benefits	—	9.7	—	—	9.7
Balance as of December 31, 2015	$ 2.8	$ 3,272.6	$ 386.8	$ (293.2)	$ 3,369.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Year Ended December 31,		
	2015	2014	2013
Cash Flows from Operating Activities:			
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(83.5)	(77.4)	(79.5)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.9	110.9	60.1
Net accretion/amortization of discount/premium	7.1	9.6	24.4
Future policy benefits, claims reserves and interest credited	1,193.5	616.7	559.9
Deferred income tax (benefit) expense	(1.3)	(11.2)	62.3
Net realized capital losses	277.2	139.6	142.2
Depreciation	3.6	3.6	3.6
Change in:			
Accrued investment income	(10.1)	(0.2)	(12.0)
Reinsurance recoverable	90.7	87.1	137.1
Other receivables and asset accruals	2.0	(59.0)	(7.3)
Due to/from affiliates	25.7	(8.2)	63.4
Other payables and accruals	(56.8)	71.0	(114.9)
Other, net	0.2	(10.6)	(18.5)
Net cash provided by operating activities	1,755.4	1,103.6	1,104.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,372.8	3,071.1	3,618.7
Equity securities, available-for-sale	17.4	14.1	0.7
Mortgage loans on real estate	557.2	504.6	270.9
Limited partnerships/corporations	47.8	43.9	35.1
Acquisition of:			
Fixed maturities	(5,257.7)	(3,300.6)	(4,368.6)
Equity securities, available-for-sale	(28.0)	—	(9.2)
Mortgage loans on real estate	(773.3)	(621.3)	(794.2)
Limited partnerships/corporations	(95.7)	(103.1)	(20.0)
Derivatives, net	(46.7)	(25.2)	(276.6)
Policy loans, net	9.3	2.9	(1.1)
Short-term investments, net	241.5	(226.4)	664.9
Collateral received (delivered), net	8.1	163.1	(38.5)
Purchases of fixed assets, net	(0.1)	—	(0.2)
Net cash used in investing activities	(1,947.4)	(476.9)	(918.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

		Year Ended December 31,				
		2015		**2014**		**2013**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,195.1	$	2,355.5	$	2,723.4
Maturities and withdrawals from investment contracts		(2,439.7)		(2,580.4)		(2,709.3)
Receipts on deposit contracts		—		124.7		87.1
Settlements on deposit contracts		(63.2)		(54.9)		(7.9)
Excess tax benefits on share-based compensation		0.7		1.7		—
Dividends paid and return of capital distribution		(321.0)		(371.0)		(264.0)
Net cash provided by (used in) financing activities		371.9		(524.4)		(170.7)
Net increase in cash and cash equivalents		179.9		102.3		15.5
Cash and cash equivalents, beginning of period		481.2		378.9		363.4
Cash and cash equivalents, end of period	$	661.1	$	481.2	$	378.9
Supplemental cash flow information:						
Income taxes paid (received), net	$	54.2	$	168.3	$	102.6
Interest paid		0.1		—		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership of Voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations, pension plans and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Additionally, the Company provides pension risk transfer solutions to institutional customers who may or may not utilize our other products and are looking to transfer their defined benefit plan obligations to the Company. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated career agents associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors") and financial planners.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products and pension risk transfer solutions are also provided to institutional plan sponsors where we may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports,

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2015, 2014 and 2013. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIAs which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent such as the dividends received deduction which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Repurchase Agreements
In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-11, "Transfers and Servicing (Accounting Standards Codification ("ASC") Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This results in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 were adopted by the Company on January 1, 2015, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which were adopted April 1, 2015. The adoption of the January 1, 2015 provisions had no effect on the Company's financial condition, results of operations or cash flows. The disclosures required by ASU 2014-11 are included in the *Investments* Note to these Consolidated Financial Statements.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Financial Instruments
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 should be reported on a modified retrospective basis, with a cumulative-effect adjustment to balance sheet as of the beginning of the year of adoption, except for certain provisions that should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Consolidations
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company plans to adopt the provisions of ASU 2015-02 on January 1, 2016 using the modified retrospective approach, and does not expect ASU 2015-02 to have an impact on the Company's financial condition or results of operations, but to impact disclosures only.

Hybrid Financial Instruments
In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

The provisions of ASU 2014-16 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. Initial adoption of ASU 2014-16 may be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or on a full retrospective basis, with application to all prior periods presented. The Company does not expect ASU 2014-16 to have an impact on the Company's financial condition, results of operations or cash flows.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 616.6	$ 105.1	$ 0.3	$ —	$ 721.4	$ —
U.S. Government agencies and authorities	4.3	—	—	—	4.3	—
State, municipalities and political subdivisions	589.9	13.8	7.9	—	595.8	—
U.S. corporate public securities	9,472.4	384.9	256.8	—	9,600.5	1.4
U.S. corporate private securities	2,336.0	86.3	62.4	—	2,359.9	—
Foreign corporate public securities and foreign governments[1]	2,868.7	95.0	151.5	—	2,812.2	—
Foreign corporate private securities[1]	2,678.8	96.1	63.5	—	2,711.4	—
Residential mortgage-backed securities:						
Agency	1,579.5	105.3	4.8	12.8	1,692.8	—
Non-Agency	181.6	46.3	2.1	10.6	236.4	6.4
Total Residential mortgage-backed securities	1,761.1	151.6	6.9	23.4	1,929.2	6.4
Commercial mortgage-backed securities	1,228.9	49.5	3.5	—	1,274.9	6.7
Other asset-backed securities	240.7	9.9	1.4	—	249.2	2.4
Total fixed maturities, including securities pledged	21,797.4	992.2	554.2	23.4	22,258.8	16.9
Less: Securities pledged	252.3	16.0	19.1	—	249.2	—
Total fixed maturities	21,545.1	976.2	535.1	23.4	22,009.6	16.9
Equity securities	116.7	14.6	—	—	131.3	—
Total fixed maturities and equity securities investments	$ 21,661.8	$ 990.8	$ 535.1	$ 23.4	$ 22,140.9	$ 16.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 649.0	$ 124.1	$ —	$ —	$ 773.1	$ —
U.S. Government agencies and authorities	45.7	0.9	—	—	46.6	—
State, municipalities and political subdivisions	259.0	18.3	0.1	—	277.2	—
U.S. corporate public securities	8,345.9	762.9	40.2	—	9,068.6	1.5
U.S. corporate private securities	2,020.8	139.5	8.9	—	2,151.4	—
Foreign corporate public securities and foreign governments[1]	2,778.3	159.1	50.3	—	2,887.1	—
Foreign corporate private securities[1]	2,707.1	189.4	5.7	—	2,890.8	—
Residential mortgage-backed securities:						
Agency	1,613.5	125.4	3.6	15.7	1,751.0	0.2
Non-Agency	227.9	54.6	2.2	12.1	292.4	8.7
Total Residential mortgage-backed securities	1,841.4	180.0	5.8	27.8	2,043.4	8.9
Commercial mortgage-backed securities	998.9	79.2	0.1	—	1,078.0	6.7
Other asset-backed securities	389.0	13.1	1.7	—	400.4	2.6
Total fixed maturities, including securities pledged	20,035.1	1,666.5	112.8	27.8	21,616.6	19.7
Less: Securities pledged	224.4	17.8	6.9	—	235.3	—
Total fixed maturities	19,810.7	1,648.7	105.9	27.8	21,381.3	19.7
Equity securities	107.4	14.5	—	—	121.9	—
Total fixed maturities and equity securities investments	$ 19,918.1	$ 1,663.2	$ 105.9	$ 27.8	$ 21,503.2	$ 19.7

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2015, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 517.8	$ 526.1
After one year through five years	4,368.7	4,505.6
After five years through ten years	6,569.5	6,598.3
After ten years	7,110.7	7,175.5
Mortgage-backed securities	2,990.0	3,204.1
Other asset-backed securities	240.7	249.2
Fixed maturities, including securities pledged	$ 21,797.4	$ 22,258.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2015 and 2014, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2015				
Communications	$ 1,218.8	$ 67.1	$ 28.6	$ 1,257.3
Financial	2,651.5	146.8	13.1	2,785.2
Industrial and other companies	7,778.2	267.7	180.7	7,865.2
Energy	2,655.2	26.1	261.8	2,419.5
Utilities	2,150.7	122.1	21.8	2,251.0
Transportation	560.6	14.0	13.8	560.8
Total	$ 17,015.0	$ 643.8	$ 519.8	$ 17,139.0
December 31, 2014				
Communications	$ 1,226.1	$ 136.8	$ 2.4	$ 1,360.5
Financial	2,310.5	221.4	1.6	2,530.3
Industrial and other companies	6,943.6	483.5	43.3	7,383.8
Energy	2,685.1	152.1	48.2	2,789.0
Utilities	1,889.6	193.0	2.8	2,079.8
Transportation	450.7	40.3	1.3	489.7
Total	$ 15,505.6	$ 1,227.1	$ 99.6	$ 16,633.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2015 and 2014, approximately 63.8% and 57.3%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2015 and 2014, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2015 and 2014, the fair value of loaned securities was $178.9 and $174.9, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $185.9 and $182.0, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, liabilities to return collateral of $185.9 and $182.0, respectively, is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2015	December 31, 2014
U.S. Treasuries	$ —	$ 55.7
U.S. corporate public securities	111.7	68.8
Foreign corporate public securities and foreign governments	74.2	57.5
Payables under securities loan agreements	$ 185.9	$ 182.0

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.4 and $0.7 as of December 31, 2015 and 2014, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 69.4	$ 0.3	$ —	$ —	$ —	$ —	$ 69.4	$ 0.3
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	191.3	2.2	150.3	5.7	—	—	341.6	7.9
U.S. corporate public securities	1,764.0	67.6	1,708.3	136.4	209.6	52.8	3,681.9	256.8
U.S. corporate private securities	373.2	10.9	410.5	43.8	35.8	7.7	819.5	62.4
Foreign corporate public securities and foreign governments	670.0	33.8	485.8	55.8	195.7	61.9	1,351.5	151.5
Foreign corporate private securities	546.0	42.1	213.3	16.5	19.6	4.9	778.9	63.5
Residential mortgage-backed	116.5	1.7	42.3	0.9	128.4	4.3	287.2	6.9
Commercial mortgage-backed	156.9	1.4	78.8	2.1	—	—	235.7	3.5
Other asset-backed	22.6	0.1	0.4	— *	13.7	1.3	36.7	1.4
Total	$3,909.9	$ 160.1	$3,089.7	$ 261.2	$ 602.8	$ 132.9	$ 7,602.4	$ 554.2

*Less than $0.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 12.4	$ — *	$ —	$ —	$ —	$ —	$ 12.4	$ — *
U.S. Government, agencies and authorities	2.3	— *	—	—	—	—	2.3	— *
State, municipalities and political subdivisions	22.5	0.1	—	—	—	—	22.5	0.1
U.S. corporate public securities	611.8	18.0	14.9	1.4	612.8	20.8	1,239.5	40.2
U.S. corporate private securities	160.3	2.0	19.9	0.1	100.0	6.8	280.2	8.9
Foreign corporate public securities and foreign governments	545.4	33.5	9.7	0.2	324.4	16.6	879.5	50.3
Foreign corporate private securities	125.6	2.2	—	—	25.8	3.5	151.4	5.7
Residential mortgage-backed	94.5	0.7	25.2	0.6	163.1	4.5	282.8	5.8
Commercial mortgage-backed	59.1	0.1	—	—	—	—	59.1	0.1
Other asset-backed	27.0	0.1	—	—	18.4	1.6	45.4	1.7
Total	$1,660.9	$ 56.7	$ 69.7	$ 2.3	$1,244.5	$ 53.8	$ 2,975.1	$ 112.8

*Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.9% and 95.9% of the average book value as of December 31, 2015 and 2014, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
Six months or less below amortized cost	$ 3,980.3	$ 747.5	$ 141.7	$ 211.4	762	104
More than six months and twelve months or less below amortized cost	3,001.4	27.6	156.6	13.4	485	2
More than twelve months below amortized cost	382.5	17.3	26.9	4.2	144	2
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
Six months or less below amortized cost	$ 1,690.4	$ 59.7	$ 50.5	$ 13.2	341	13
More than six months and twelve months or less below amortized cost	115.1	—	6.7	—	34	—
More than twelve months below amortized cost	1,220.5	2.2	41.8	0.6	223	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
U.S. Treasuries	$ 69.7	$ —	$ 0.3	$ —	14	—
U.S. Government, agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	349.5	—	7.9	—	117	—
U.S. corporate public securities	3,565.2	373.5	153.5	103.3	651	58
U.S. corporate private securities	791.0	90.9	34.6	27.8	87	4
Foreign corporate public securities and foreign governments	1,211.9	291.1	63.6	87.9	254	40
Foreign corporate private securities	807.3	35.1	53.9	9.6	85	5
Residential mortgage-backed	294.1	—	6.9	—	130	—
Commercial mortgage-backed	239.2	—	3.5	—	38	—
Other asset-backed	36.3	1.8	1.0	0.4	15	1
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
U.S. Treasuries	$ 12.4	$ —	$ — *	$ —	1	—
U.S. Government, agencies and authorities	2.3	—	— *	—	1	—
State, municipalities and political subdivisions	22.6	—	0.1	—	8	—
U.S. corporate public securities	1,270.1	9.6	38.1	2.1	224	4
U.S. corporate private securities	273.6	15.5	5.3	3.6	30	1
Foreign corporate public securities and foreign governments	903.6	26.2	44.5	5.8	165	5
Foreign corporate private securities	148.7	8.4	4.0	1.7	20	1
Residential mortgage-backed	288.6	— *	5.8	— *	124	2
Commercial mortgage-backed	59.2	—	0.1	—	11	—
Other asset-backed	44.9	2.2	1.1	0.6	14	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

* Less than $0.1.

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2015 and 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans.

As of December 31, 2015 the Company held 8 commercial mortgage troubled debt restructured loans with a carrying value of $5.9. These 8 commercial mortgage loans were restructured in August 2013 with a pre-modification and post modification carrying value of $18.6. These loans represent what remains of an initial portfolio of 20 restructures with a pre-modification and post modification carrying value of $39.4. This portfolio of loans is comprised of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2015, these loans have repaid $33.5 in principal.

As of December 31, 2015 and 2014, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 10.7	$ 3,719.6	$ 3,730.3	$ 32.4	$ 3,481.7	$ 3,514.1
Collective valuation allowance for losses	N/A	(1.2)	(1.2)	N/A	(1.1)	(1.1)
Total net commercial mortgage loans	$ 10.7	$ 3,718.4	$ 3,729.1	$ 32.4	$ 3,480.6	$ 3,513.0

N/A - Not Applicable

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2015 and 2014.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2015	December 31, 2014
Collective valuation allowance for losses, balance at January 1	$ 1.1	$ 1.2
Addition to (reduction of) allowance for losses	0.1	(0.1)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.1

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2015	December 31, 2014
Impaired loans without allowances for losses	$ 10.7	$ 32.4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 10.7	$ 32.4
Unpaid principal balance of impaired loans	$ 12.2	$ 33.9

As of December 31, 2015 and 2014 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2015	December 31, 2014
Troubled debt restructured loans	$ 5.9	$ 27.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2015 and 2014.

There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $1.0. There were no loans in arrears, with respect to principal and interest as of December 31, 2014.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Impaired loans, average investment during the period (amortized cost)[1]	$ 21.6	$ 37.6	$ 24.2
Interest income recognized on impaired loans, on an accrual basis[1]	1.2	2.2	1.4
Interest income recognized on impaired loans, on a cash basis[1]	1.3	2.1	1.4
Interest income recognized on troubled debt restructured loans, on an accrual basis	0.8	1.8	1.0

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

Loan-to-Value Ratio:	December 31, 2015 [1]	December 31, 2014 [1]
0% - 50%	$ 395.1	$ 411.0
>50% - 60%	969.4	824.1
>60% - 70%	2,158.2	2,107.9
>70% - 80%	204.8	159.7
>80% and above	2.8	11.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

Debt Service Coverage Ratio:	December 31, 2015 [1]	December 31, 2014 [1]
Greater than 1.5x	$ 2,957.7	$ 2,600.1
>1.25x - 1.5x	494.5	520.0
>1.0x - 1.25x	208.6	258.7
Less than 1.0x	38.6	131.3
Commercial mortgage loans secured by land or construction loans	30.9	4.0
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 867.5	23.3%	$ 802.6	22.8%
South Atlantic	857.3	23.0%	746.5	21.2%
Middle Atlantic	556.1	14.9%	505.8	14.4%
West South Central	414.8	11.1%	448.4	12.8%
Mountain	304.1	8.2%	274.0	7.8%
East North Central	380.8	10.2%	355.3	10.1%
New England	81.4	2.2%	74.8	2.1%
West North Central	208.6	5.6%	219.6	6.3%
East South Central	59.7	1.5%	87.1	2.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,330.8	35.7%	$ 1,236.4	35.2%
Industrial	741.3	19.9%	796.8	22.7%
Apartments	630.4	16.9%	550.6	15.7%
Office	586.3	15.7%	443.1	12.6%
Hotel/Motel	177.6	4.7%	149.7	4.2%
Mixed Use	47.1	1.3%	142.8	4.1%
Other	216.8	5.8%	194.7	5.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Year of Origination:		
2015	$ 745.3	$ —
2014	558.0	580.0
2013	709.2	758.8
2012	748.2	854.5
2011	553.2	674.4
2010	48.4	66.0
2009 and prior	368.0	580.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2015		**2014**		**2013**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 8.5	8	$ 1.7	3	$ —	—
Foreign corporate public securities and foreign governments[1]	34.2	9	3.7	7	1.8	1
Foreign corporate private securities[1]	0.7	1	—	—	—	—
Residential mortgage-backed	2.4	26	1.6	26	3.4	35
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	0.1	1	— *	1	0.3	2
Equity securities	—	—	—	—	0.1	1
Total	$ 45.9	45	$ 7.1	39	$ 5.9	42

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $3.8, $1.6 and $4.8 of write-downs related to credit impairments for the years ended December 31, 2015, 2014 and 2013, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $42.1, $5.5 and $1.1 in write-downs for the years ended December 31, 2015, 2014 and 2013, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2015		**2014**		**2013**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 8.5	7	$ 1.6	3	$ —	—
Foreign corporate public securities and foreign governments[1]	32.5	8	3.7	7	—	—
Foreign corporate private securities[1]	—	—	—	—	—	—
Residential mortgage-backed	1.1	5	0.1	3	0.8	6
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Total	$ 42.1	20	$ 5.5	15	$ 1.1	9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Balance at January 1	$ 22.4	$ 28.0	$ 28.4
Additional credit impairments:			
On securities not previously impaired	—	0.7	1.1
On securities previously impaired	1.3	0.9	1.8
Reductions:			
Increase in cash flows	0.2	0.6	—
Securities sold, matured, prepaid or paid down	4.2	6.6	3.3
Balance at December 31	$ 19.3	$ 22.4	$ 28.0

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Fixed maturities	$ 1,230.0	$ 1,216.3	$ 1,199.4
Equity securities, available-for-sale	4.2	7.1	2.8
Mortgage loans on real estate	194.6	172.7	157.1
Policy loans	12.0	13.3	13.1
Short-term investments and cash equivalents	0.6	0.5	0.9
Other	21.9	30.6	42.6
Gross investment income	1,463.3	1,440.5	1,415.9
Less: investment expenses	53.5	51.1	48.9
Net investment income	$ 1,409.8	$ 1,389.4	$ 1,367.0

As of December 31, 2015, the Company had $1.1 of investments in fixed maturities that did not produce net investment income. As of December 31, 2014, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2015		**2014**		**2013**
Fixed maturities, available-for-sale, including securities pledged	$	(65.2)	$	(14.7)	$	0.3
Fixed maturities, at fair value option		(141.2)		(74.6)		(151.5)
Equity securities, available-for-sale		(0.3)		1.3		0.1
Derivatives		(13.7)		50.6		(72.1)
Embedded derivatives - fixed maturities		(4.4)		(1.2)		(24.7)
Guaranteed benefit derivatives		(52.4)		(101.2)		105.5
Other investments		—		0.2		0.2
Net realized capital gains (losses)	$	(277.2)	$	(139.6)	$	(142.2)
After-tax net realized capital gains (losses)	$	(180.2)	$	(90.7)	$	(160.0)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

		Year Ended December 31,				
		2015		**2014**		**2013**
Proceeds on sales	$	1,835.4	$	1,616.3	$	1,830.0
Gross gains		24.6		24.4		23.8
Gross losses		48.7		35.2		22.1

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To-Be-Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 285.3	$ 60.1	$ —	$ 513.3	$ 104.4	$ —
Foreign exchange contracts	51.2	10.7	—	51.2	7.7	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	25,309.1	362.3	104.0	27,632.9	432.8	209.2
Foreign exchange contracts	144.6	13.9	10.7	130.1	10.6	7.7
Equity contracts	15.9	—	0.1	14.0	—	0.1
Credit contracts	407.5	3.3	0.3	384.0	6.5	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	23.4	—	N/A	27.8	—
Within products	N/A	—	184.1	N/A	—	129.2
Within reinsurance agreements	N/A	—	(71.6)	N/A	—	(13.0)
Managed custody guarantees	N/A	—	0.3	N/A	—	—
Total		$ 473.7	$ 227.9		$ 589.8	$ 333.2

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2015 and 2014. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2015		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 407.5	$ 3.3	$ 0.3
Foreign exchange contracts	195.8	24.6	10.7
Interest rate contracts	22,965.5	422.4	103.4
		450.3	114.4
Counterparty netting[1]		(111.7)	(111.7)
Cash collateral netting[1]		(298.0)	(0.3)
Securities collateral netting[1]		(11.0)	(2.4)
Net receivables/payables		$ 29.6	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2014		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 6.5	$ —
Foreign exchange contracts	181.3	18.3	7.7
Interest rate contracts	28,146.2	537.2	209.2
		562.0	216.9
Counterparty netting[1]		(216.2)	(216.2)
Cash collateral netting[1]		(291.5)	—
Securities collateral netting[1]		(6.6)	—
Net receivables/payables		$ 47.7	$ 0.7

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015, the Company held $120.3 and $179.5 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2015, the Company delivered $70.3 of securities and held $11.1 of securities as collateral. As of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.7	$ 0.2	$ 0.2
Foreign exchange contracts	0.6	0.5	0.1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(16.1)	41.0	(92.8)
Foreign exchange contracts	1.3	4.8	10.0
Equity contracts	(0.7)	1.8	3.4
Credit contracts	0.5	2.3	7.0
Embedded derivatives:			
Within fixed maturity investments[2]	(4.4)	(1.2)	(24.7)
Within products[2]	(52.3)	(101.4)	105.3
Within reinsurance agreements[3]	58.5	(41.0)	54.0
Managed custody guarantees[2]	(0.1)	0.2	0.2
Total	$ (12.0)	$ (92.8)	$ 62.7

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2015, 2014 and 2013, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2015, the fair value of credit default swaps of $3.3 and $0.3 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 660.4	$ 61.0	$ —	$ 721.4
U.S. Government agencies and authorities	—	4.3	—	4.3
State, municipalities and political subdivisions	—	595.8	—	595.8
U.S. corporate public securities	—	9,598.2	2.3	9,600.5
U.S. corporate private securities	—	1,963.5	396.4	2,359.9
Foreign corporate public securities and foreign governments[1]	—	2,811.7	0.5	2,812.2
Foreign corporate private securities [1]	—	2,553.3	158.1	2,711.4
Residential mortgage-backed securities	—	1,901.0	28.2	1,929.2
Commercial mortgage-backed securities	—	1,262.3	12.6	1,274.9
Other asset-backed securities	—	236.1	13.1	249.2
Total fixed maturities, including securities pledged	660.4	20,987.2	611.2	22,258.8
Equity securities, available-for-sale	83.8	—	47.5	131.3
Derivatives:				
Interest rate contracts	—	422.4	—	422.4
Foreign exchange contracts	—	24.6	—	24.6
Equity contracts	—	—	—	—
Credit contracts	—	3.3	—	3.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	—	—	902.6
Assets held in separate accounts	54,283.0	4,623.6	4.0	58,910.6
Total assets	$ 55,929.8	$ 26,061.1	$ 662.7	$ 82,653.6
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	161.3	161.3
Other derivatives:				
Interest rate contracts	0.6	103.4	—	104.0
Foreign exchange contracts	—	10.7	—	10.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	0.3	—	0.3
Embedded derivative on reinsurance	—	(71.6)	—	(71.6)
Total liabilities	$ 0.7	$ 42.8	$ 184.4	$ 227.9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 712.9	$ 60.2	$ —	$ 773.1
U.S. Government agencies and authorities	—	46.6	—	46.6
State, municipalities and political subdivisions	—	277.2	—	277.2
U.S. corporate public securities	—	9,049.3	19.3	9,068.6
U.S. corporate private securities	—	1,795.9	355.5	2,151.4
Foreign corporate public securities and foreign governments[1]	—	2,887.1	—	2,887.1
Foreign corporate private securities [1]	—	2,725.1	165.7	2,890.8
Residential mortgage-backed securities	—	2,026.1	17.3	2,043.4
Commercial mortgage-backed securities	—	1,059.0	19.0	1,078.0
Other asset-backed securities	—	398.0	2.4	400.4
Total fixed maturities, including securities pledged	712.9	20,324.5	579.2	21,616.6
Equity securities, available-for-sale	85.3	—	36.6	121.9
Derivatives:				
Interest rate contracts	—	537.2	—	537.2
Foreign exchange contracts	—	18.3	—	18.3
Equity contracts	—	—	—	—
Credit contracts	—	6.5	—	6.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,046.6	—	1.5	1,048.1
Assets held in separate accounts	57,492.6	5,313.1	2.4	62,808.1
Total assets	$ 59,337.4	$ 26,199.6	$ 619.7	$ 86,156.7
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 26.3	$ 26.3
Stabilizer and MCGs	—	—	102.9	102.9
Other derivatives:				
Interest rate contracts	—	209.2	—	209.2
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(13.0)	—	(13.0)
Total liabilities	$ 0.1	$ 203.9	$ 129.2	$ 333.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2015, $597.3 and $17.0 billion of a total fair value of $22.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2015 and 2014. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Corporate public securities	19.3	—	(0.2)	—	—	—	(0.8)	—	(16.0)	2.3	—
U.S. Corporate private securities	355.5	(0.1)	(14.8)	138.0	—	(2.5)	(91.0)	11.3	—	396.4	(0.2)
Foreign corporate public securities and foreign governments[1]	—	(1.7)	(0.1)	—	—	—	(2.1)	4.4	—	0.5	(1.7)
Foreign corporate private securities[1]	165.7	(0.5)	(1.8)	1.8	—	—	(33.8)	26.7	—	158.1	(0.7)
Residential mortgage-backed securities	17.3	(4.0)	(1.5)	9.8	—	—	—	6.6	—	28.2	(4.0)
Commercial mortgage-backed securities	19.0	—	(0.1)	14.8	—	—	(2.1)	—	(19.0)	12.6	—
Other asset-backed securities	2.4	—	—	12.4	—	—	(0.8)	5.3	(6.2)	13.1	—
Total fixed maturities, including securities pledged	579.2	(6.3)	(18.5)	176.8	—	(2.5)	(130.6)	54.3	(41.2)	611.2	(6.6)
Equity securities, available-for-sale	36.6	—	0.6	10.3	—	—	—	—	—	47.5	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(102.9)	(53.7)	—	—	(4.7)	—	—	—	—	(161.3)	—
FIA[2]	(26.3)	1.3	—	—	(0.1)	—	2.0	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1.5	—	—	—	—	—	(1.5)	—	—	—	—
Assets held in separate accounts[5]	2.4	(0.1)	—	4.1	—	(0.1)	—	—	(2.3)	4.0	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. government agencies and authorities	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (5.1)	$ —	$ —
U.S. Corporate public securities	39.3	0.1	(0.7)	1.0	—	—	(20.4)	—	—	19.3	0.1
U.S. Corporate private securities	106.0	(0.1)	(1.0)	99.2	—	—	—	151.4	—	355.5	(0.1)
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	42.8	0.1	(2.0)	56.3	—	—	(1.2)	83.0	(13.3)	165.7	0.1
Residential mortgage-backed securities	23.7	(1.1)	0.2	7.0	—	—	—	—	(12.5)	17.3	(1.1)
Commercial mortgage-backed securities	—	—	—	19.0	—	—	—	—	—	19.0	—
Other asset-backed securities	17.7	1.2	(0.9)	—	—	—	(10.1)	—	(5.5)	2.4	—
Total fixed maturities, including securities pledged	234.6	0.2	(4.4)	182.5	—	—	(31.7)	234.4	(36.4)	579.2	(1.0)
Equity securities, available-for-sale	35.9	—	0.7	—	—	—	—		—	36.6	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	—	(98.2)	—	—	(4.7)	—	—	—	—	(102.9)	—
FIA[2]	(23.1)	(3.0)	—	—	(0.2)	—	—	—	—	(26.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.5	—	—	—	—	—	1.5	—
Assets held in separate accounts[5]	13.1	0.1	—	1.3	—	(4.4)	—	0.2	(7.9)	2.4	(0.1)

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

For the years ended December 31, 2015 and 2014, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.3%
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	90%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	10%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 7.6%
Nonperformance risk	0.13% to 1.1%	0.13% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 65% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-45%	0-15%
Stabilizer with Recordkeeping Agreements	13%	0-50%	0-25%	0-65%	0-25%
Aggregate of all plans	100%	0-50%	0-25%	0-65%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2015		December 31, 2014	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 22,258.8	$ 22,258.8	$ 21,616.6	$ 21,616.6
Equity securities, available-for-sale	131.3	131.3	121.9	121.9
Mortgage loans on real estate	3,729.1	3,881.1	3,513.0	3,680.6
Policy loans	229.8	229.8	239.1	239.1
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	902.5	1,048.1	1,048.1
Derivatives	450.3	450.3	562.0	562.0
Notes receivable from affiliates	175.0	208.4	175.0	216.7
Assets held in separate accounts	58,910.6	58,910.6	62,808.1	62,808.1
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[(1)]	22,979.4	27,612.3	21,503.3	26,023.3
Supplementary contracts, immediate annuities and other	411.8	479.2	442.4	546.3
Deposit liabilities	194.8	194.8	201.1	201.1
Derivatives:				
Guaranteed benefit derivatives:				
FIA	23.1	23.1	26.3	26.3
Stabilizer and MCGs	161.3	161.3	102.9	102.9
Other derivatives	115.1	115.1	217.0	217.0
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(71.6)	(71.6)	(13.0)	(13.0)

[(1)] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

   Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

   Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated based on the fair value of the liabilities for the underlying contracts and are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2013	$ 296.5	$ 381.4	$ 677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance as of December 31, 2013	476.2	696.6	1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued[1]	35.9	59.2	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance as of December 31, 2014	396.5	526.8	923.3
Deferrals of commissions and expenses	76.9	5.8	82.7
Amortization:			
Amortization	(106.8)	(117.9)	(224.7)
Interest accrued[1]	36.2	55.9	92.1
Net amortization included in the Consolidated Statements of Operations	(70.6)	(62.0)	(132.6)
Change in unrealized capital gains/losses on available-for-sale securities	117.6	238.1	355.7
Balance as of December 31, 2015	$ 520.4	$ 708.7	$ 1,229.1

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2015 and 2014 and 1.0% to 7.0% during 2013.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2016	$ 56.2
2017	40.4
2018	36.2
2019	33.2
2020	30.0

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2015, the account value for the separate account contracts with guaranteed minimum benefits was $36.9 billion. The additional liability recognized related to minimum guarantees was $171.6. As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2015 and 2014 was $7.8 billion and $9.3 billion, respectively.

7.   Reinsurance

At December 31, 2015, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2015, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $91.0 and $93.9 at December 31, 2015 and 2014, respectively. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2015 and 2014, the Company had $1.8 billion and $1.9 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $8.4 and $9.7 were maintained for this contract as of December 31, 2015 and 2014, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,			
	2015		2014	
Reserves ceded and claims recoverable	$	1,837.2	$	1,927.8
Other		1.6		1.7
Total	$	1,838.8	$	1,929.5

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

	Year Ended December 31,					
	2015		2014		2013	
Premiums:						
Direct premiums	$	657.2	$	88.9	$	37.4
Reinsurance assumed		—		0.1		0.1
Reinsurance ceded		(0.1)		(0.2)		(0.2)
Net premiums	$	657.1	$	88.8	$	37.3

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   **Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2015, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $321.0, $231.0 of which was paid on May 20, 2015 and $90.0 of which was paid on December 23, 2015. During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 of which was paid on December 22, 2014. On December 23, 2015 and December 9, 2014, VFP paid a $115.0 and $95.0 dividend, respectively, to VRIAC, its parent. During the year ended December 31, 2015, DSL did not pay any dividends to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC.

During the years ended December 31, 2015 and 2014, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $317.5, $321.7 and $175.2, for the years ended December 31, 2015, 2014 and 2013, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,			
		2015		**2014**	**2013**
Fixed maturities, net of OTTI	$	438.0	$ 1,553.7	$	820.9
Equity securities, available-for-sale		14.6	14.5		15.5
Derivatives		208.3	202.6		133.0
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(196.4)	(552.4)		(335.3)
Premium deficiency reserve adjustment		(66.5)	(129.8)		(82.4)
Unrealized capital gains (losses), before tax		398.0	1,088.6		551.7
Deferred income tax asset (liability)		(18.1)	(255.5)		(66.1)
Unrealized capital gains (losses), after tax		379.9	833.1		485.6
Pension and other postretirement benefits liability, net of tax		6.9	8.4		9.8
AOCI	$	386.8	$ 841.5	$	495.4

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,183.7)	$ 410.0	$ (773.7)
Equity securities	(0.2)	0.1	(0.1)
OTTI	2.8	(1.0)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	65.5	(22.9)	42.6
DAC/VOBA and Sales inducements	356.0 [1]	(124.6)	231.4
Premium deficiency reserve adjustment	63.3	(22.2)	41.1
Change in unrealized gains/losses on available-for-sale securities	(696.3)	239.4	(456.9)
Derivatives:			
Derivatives	19.7 [2]	(6.9)	12.8
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(14.0)	4.9	(9.1)
Change in unrealized gains/losses on derivatives	5.7	(2.0)	3.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.3) [3]	0.8	(1.5)
Change in pension and other postretirement benefits liability	(2.3)	0.8	(1.5)
Change in Other comprehensive income (loss)	$ (692.9)	$ 238.2	$ (454.7)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	713.0	$	(251.0)	$	462.0
Equity securities		(1.3)		0.5		(0.8)
OTTI		5.1		(1.8)		3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		15.0		(5.3)		9.7
DAC/VOBA and Sales inducements		(217.1) [1]		76.0		(141.1)
Premium deficiency reserve adjustment		(47.4)		16.6		(30.8)
Change in unrealized gains/losses on available-for-sale securities		467.3		(165.0)		302.3
Derivatives:						
Derivatives		77.0 [2]		(27.0)		50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(7.4)		2.6		(4.8)
Change in unrealized gains/losses on derivatives		69.6		(24.4)		45.2
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2.2) [3]		0.8		(1.4)
Change in pension and other postretirement benefits liability		(2.2)		0.8		(1.4)
Change in Other comprehensive income (loss)	$	534.7	$	(188.6)	$	346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Current tax expense (benefit):			
Federal	$ 54.1	$ 85.7	$ 144.6
Total current tax expense (benefit)	54.1	85.7	144.6
Deferred tax expense (benefit):			
Federal	(1.3)	(11.2)	62.4
Total deferred tax expense (benefit)	(1.3)	(11.2)	62.4
Total income tax expense (benefit)	$ 52.8	$ 74.5	$ 207.0

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Income (loss) before income taxes	$ 226.0	$ 306.2	$ 490.5
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	79.1	107.2	171.7
Tax effect of:			
Dividends received deduction	(23.7)	(30.7)	(26.6)
Valuation allowance	(3.6)	(0.4)	67.6
Audit settlements	(0.1)	(0.1)	(0.3)
Tax Credit	3.6	0.4	—
Other	(2.5)	(1.9)	(5.4)
Income tax expense (benefit)	$ 52.8	$ 74.5	$ 207.0
Effective tax rate	23.4%	24.3%	42.2%

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2015	**2014**
Deferred tax assets		
Insurance reserves	$ 197.1	$ 219.1
Investments	197.9	190.8
Compensation and benefit	69.6	83.1
Other assets	8.6	7.4
Total gross assets before valuation allowance	473.2	500.4
Less: Valuation allowance	7.1	10.7
Assets, net of valuation allowance	466.1	489.7
Deferred tax liabilities		
Net unrealized investment (gains) losses	(208.0)	(573.0)
Deferred policy acquisition costs	(391.1)	(284.2)
Total gross liabilities	(599.1)	(857.2)
Net deferred income tax asset (liability)	$ (133.0)	$ (367.5)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2015 and December 31, 2014, the Company had total valuation allowances of approximately $7.1 and $10.7, respectively. As of December 31, 2015 and December 31, 2014, $126.4 and $130.0, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3), as of the end of each period, was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2015 and 2014, the decreases in the valuation allowance were $3.6 and $0.4, respectively, all of which were allocated to continuing operations. For the year ended, December 31, 2013, there was no net change in the valuation allowance, but the valuation allowance allocated to continuing operations increased $67.6 and the valuation allowance allocated to Other comprehensive income decreased $67.6.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.5 as of December 31, 2015 and a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2015 and 2014.

Tax Regulatory Matters

During April 2015, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

11. Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.0, $6.2 and $6.5 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $10.6 and $10.8, for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2015 and 2014:

| | Year Ended December 31, | |
	2015	2014
Change in benefit obligation:		
Benefit obligation, January 1	$ 96.6	$ 84.1
Interest cost	4.1	4.0
Benefits paid	(5.3)	(4.8)
Actuarial (gains) losses on obligation	(7.3)	13.3
Benefit obligation, December 31	$ 88.1	$ 96.6

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2015 and 2014:

| | December 31, | |
	2015	2014
Accrued benefit cost	$ (88.1)	$ (96.6)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(3.7)	(4.9)
Net amount recognized	$ (91.8)	$ (101.5)

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2015 and 2014 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2015	2014
Discount rate	4.81%	4.36%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.81% was the appropriate discount rate as of December 31, 2015, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2015	2014	2013
Discount rate	4.36%	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,		
	2015	2014	2013
Interest cost	$ 4.1	$ 4.0	$ 3.8
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net (gain) loss recognition	(7.3)	13.3	(9.1)
Net periodic (benefit) cost	$ (4.4)	$ 16.1	$ (6.5)

Cash Flows

In 2016, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2016 through 2020 and thereafter through 2025, are estimated to be $5.5, $5.6, $5.7, $5.6, $6.0 and $27.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $22.0, $25.1 and $17.0 for the years ended December 31, 2015, 2014 and 2013, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company recognized tax benefits of $7.7, $8.6 and $6.0 in 2015, 2014 and 2013, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2015, 2014 and 2013, were $12.5, $12.8 and $11.3, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At December 31, 2015 and 2014, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2015, 2014 and 2013, rent expense for leases was $4.1, $3.8 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2015 and 2014, the Company had off-balance sheet commitments to acquire mortgage loans of $221.0 and $194.6, respectively, and purchase limited partnerships and private placement investments of $330.4 and $139.4, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2015		**2014**	
Other fixed maturities-state deposits	$	13.5	$	13.5
Securities pledged[1]		249.2		235.3
Total restricted assets	$	262.7	$	248.8

[1] Includes the fair value of loaned securities of $178.9 and $174.9 as of December 31, 2015 and 2014, respectively. In addition, as of December 31, 2015 and 2014, the Company delivered securities as collateral of $70.3 and $60.4, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2015, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $51.5, $50.2 and $48.5, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $235.1, $197.7 and $187.1, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002, December 31, 2007 and October 1, 2008. For the years ended December 31, 2015, 2014 and 2013, net expenses related to the agreement were incurred in the amount of $26.7, $26.9 and $22.6, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2015, 2014 and 2013, VRIAC's net earnings related to the agreement were in the amount of $7.5, $8.1 and $8.2, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2015, 2014 and 2013, revenue under the VIM intercompany agreement was $35.0, $31.9 and $30.5, respectively.
- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of VRIAC. For the years ended December 31, 2015, 2014 and 2013 commission expenses incurred by VRIAC were $74.0, $71.6 and $71.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2015, 2014 and 2013, commissions were collected in the amount of $229.7, $244.9 and $242.1, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under these intercompany agreements in the aggregate amount of $206.5, $231.5 and $230.5, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under this service agreement in the amount of $2.8, $3.3 and $3.4, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $67.8, $45.5 and $34.0, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2015 and 2014, the Company had deposit assets of $91.0 and $93.9, respectively, and deposit liabilities of $194.8 and $201.1, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

Investment Advisory and Other Fees

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $258.9, $210.4 and $152.4 (excludes fees paid to Voya Investment Management Co. LLC) in 2015, 2014 and 2013, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Investments, LLC, an affiliate, pursuant to which Voya Investments, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2015, 2014 and 2013, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $379.7, $414.3 and $418.2, respectively. At December 31, 2015 and 2014, DSL had $30.1 and $33.0, respectively, receivable from Voya Investors Trust under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2015 and 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the year ended December 31, 2013, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the year ended December 31, 2013, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred $0.1 interest expense for the year ended December 31, 2015. The Company incurred immaterial interest expense for the year ended December 31, 2014 and no interest expense for the year ended December 31, 2013. The Company earned interest income of $0.8 and $0.4 for the years ended December 31, 2015 and 2014, respectively. The Company earned no interest income for the year ended December 31, 2013. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2015 and 2014, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2015, 2014 and 2013.